Form 20-F
period 2002-10-31
MADISON ENTERPRISES CORP
filed 2003-03-20
CIK 1038621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

October 31, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-29250

Madison Enterprises Corp.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Page 1 of 85 Pages

The Exhibit Index is located on Page 84

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,676,585

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

  No _________

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17

X

  Item 18 _________

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable

X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2002 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 14 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

8

PART I

13

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISORS

13

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

13

ITEM 3.

KEY INFORMATION

13

A.

Selected Financial Data

13

B.

Capitalization and Indebtedness

15

C.

Reasons For The Offer and Use of Proceeds

15

D.

Risk Factors

15

Exploration Risks

15

Title Matters

16

Conflicts of Interest

16

Currency Fluctuations

17

Additional Funding Requirements

17

History of Net Losses; Accumulated Deficit; Lack of Revenue From

Operations

17

Limited Experience with Development-Stage Mining Operations

17

Stock Subject to Penny Stock Rules

17

Competition

18

Mineral Prices

18

Foreign Countries and Regulatory Requirements

18

Environmental and Other Regulatory Requirements

19

Papua New Guinea Political Risks

20

Panama Political Risks

20

Dividends

20

Company's Officers and Directors Resident Outside U.S.; Potential

Unenforceability of Civil Liabilities and Judgments

20

If the Company is Unable to Successfully Develop and Subsequently

Generate Sufficient Cash Flow from its Properties, the Company

Could be Treated as a Passive Foreign Investment Company

for U.S. Tax Purposes, Possibly Resulting in Additional Taxes

to Its U.S. Stockholders and Less Liquidity for the Stock

21

ITEM 4.

INFORMATION ON THE COMPANY

21

A.

History and Development of the Company

21

Acquisition of the Mt. Kare Property, Papua New Guinea

22

Acquisition of the Belencillo Property, Panama

22

B.

Business Overview

24

C.

Organizational Structure

26

D.

Property Plants and Equipment

26

Mt. Kare Property, Papua New Guinea

26

Title

26

Location, Access & Physiography

30

Plant and Equipment

30

Exploration History

30

Exploration - Recent Results

32

Regional and Local Geology

35

Mineralization

35

Proposed Exploration

36

Doing Business in Papua New Guinea

37

Lewis Property, Nevada

41

Title

41

Location, Access & Physiography

42

Plant and Equipment

42

Regional and Local Geology

42

Mineralization

44

Exploration History

44

Exploration - Recent Results

45

Proposed Exploration

46

Belencillo Property, Panama

47

Doing Business in Panama

47

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

49

A.

Operating Results

49

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended

October 31, 2001

49

Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended

October 31, 2000

49

Fiscal Year Ended October 31, 2000 Compared to Fiscal Year Ended

October 31, 1999

50

B.

Liquidity and Capital Resources

50

October 31, 2002 Compared to October 31, 2001

51

October 31, 2001 Compared to October 31, 2000

52

October 31, 2000 Compared to October 31, 1999

53

Subsequent Events

53

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

54

Outlook

54

C.

Research and Development, Patents and Licenses, etc.

54

D.

Trend Information

54

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

55

A.

Directors and Senior Management

55

B.

Compensation

56

Cash and Non-Cash Compensation - Executive Officers and Directors

56

Option Grants in Last Fiscal Year

57

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option Values

57

Defined Benefit or Actuarial Plan Disclosure

58

Termination of Employment, Change in Responsibilities and Employment

Contracts

58

Directors

58

C.

Board Practices

59

D.

Employees

59

E.

Share Ownership

59

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

61

A.

Major Shareholders

61

B.

Related Party Transactions

61

C.

Interests of Experts and Counsel

62

ITEM 8.

FINANCIAL INFORMATION

62

A.

Consolidated Statements and Other Financial Information

62

B.

Significant Changes

62

ITEM 9.

THE OFFER AND LISTING

62

A.

Offer and Listing Details

62

B.

Plan of Distribution

64

C.

Markets

64

D.

Selling Shareholders

64

E.

Dilution

64

F.

Expenses of the Issue

64

ITEM 10.

ADDITIONAL INFORMATION

64

A.

Share Capital

64

B.

Memorandum and Articles of Association

64

C.

Material Contracts

66

D.

Exchange Controls

67

E.

Taxation

69

Material Canadian Federal Income Tax Consequences

69

Dividends

69

Capital Gains

70

Material United States Federal Income Tax Consequences

71

U.S. Holders

71

Distributions on Common Shares of the Company

71

Foreign Tax Credit

72

Information Reporting and Backup Withholding

73

Disposition of Common Shares of the Company

73

Currency Exchange Gains or Losses

73

Other Considerations

74

Foreign Personal Holding Company

74

Foreign Investment Company

74

Passive Foreign Investment Company

74

Controlled Foreign Corporation

75

F.

Dividends and Paying Agents

76

G.

Statements by Experts

76

H.

Documents on Display

76

I.

Subsidiary Information

76

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

77

PART II

77

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY

SECURITIES

77

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

77

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

77

ITEM 15.

CONTROLS AND PROCEDURES

78

PART III

78

ITEM 17.

FINANCIAL STATEMENTS

78

ITEM 18.

FINANCIAL STATEMENTS

78

ITEM 19.

EXHIBITS

79

SIGNATURES

81

CERTIFICATIONS

82

EXHIBIT INDEX

84

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

“Allochthonous”

Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.

“Alluvial”:

A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.

“Alluvium”

Detrital deposits created by streams on river beds, flood plains and alluvial fans.  A deposit of silty clay laid down, often during periods of flooding.

“Argillite”

A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks.  Argillite also lacks the fissility of shale or the cleavage of slate.

“Arsenopyrite”

A tin-white or steel-gray orthorhombic mineral comprised of iron, arsenic and sulphur (FeAsS).  It commonly occurs in crystalline rocks as  disseminations and within veins, often associated with lead and silver veins.  It is the principal ore of Arsenic.

“Autochthonous”

Rocks or materials which are presently located in their place of origin.

“Bornite”

A red-brown isometric mineral comprised of copper, iron and sulphur (Cu5FeS4).  Bornite readily tarnishes to iridescent blue or purple, often referred to as “peacock ore”.   It is an important Copper ore.

“Breccia”:

A general term applied to rock formations consisting mainly of angular fragments hosted by a fine-grained matrix.

“Calcareous”

The term calcareous, when applied to a rock name, implies that as much as 50% of the rock is comprised of calcium carbonate (Ca CO3).

“Chalcopyrite”

A bright brass-yellow tetragonal mineral comprised of copper, iron and sulphur (CuFeS2).  It commonly occurs as disseminations, veins and masses.  It is the principal ore of Copper.

“Chert”

A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz.  It displays a distinctive conchoidal fracture and occurs in a variety of colors.  The term flint is synonymous.

“Coeval”

A term applying to items having the same age or date of origin.

“Colluvial”:

A general term applied to any loose, heterogenous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.

“Comagmatic”

Igneous rocks displaying a common set of chemical and mineralogical features.  As such, they are regarded as having derived from the same parent magma.

“Conglomerate”

A coarse grained, clastic sedimentary rock composed of rounded to sub-angular fragments larger than 2 millimetres in diameter, within a fine grained matrix of sand or silt.  It is commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

“Dilatant

structure”:

An increase in bulk volume during deformation, caused by a change from close packed structure to open-packed structure, accompanied by an increase in the pore volume.

“Diorite”:

A group of plutonic rocks intermediate in composition between acidic and basic.

“Drilling within

solids”:

Drilling within the 3D shape that defines the volumetric limits of a mineralized zone.

“Dyke”

A tabular body of igneous rock which cuts across the structure of adjacent rocks or cuts across massive rocks.  Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.

“Epithermal”:

Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids within about 1 kilometre of the earth’s surface and in the temperature range of 50° -200° C, occurring mainly as veins.

“Feasibility Study”:

A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and the information obtained and evaluations made in respect thereof.

“Galena”

A gray metallic mineral comprised of lead and sulphur (PbS).  It is distinguished by its, perfect cubic cleavage, relative softness and heaviness.   Galena occurs as disseminations, veins (often associated with silver) and occassionally masses.  It is the principal ore of Lead.

“Gangue”

The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process.  Gangue is not economically desirable material which is separated from the ore during the mine concentration process.

“g/t”:

Grams per metric tonne.

“GPS Surveying”:

Global Positioning System method of surveying.

“Grade cutting”:

Grade cutting indicates that assay values in excess of a defined grade are reduced to that defined grade or upper limit.

“Hydrothermal”

Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.

“Karst”:

A type of topography that is formed over limestone, dolomite, or gypsum by dissolution, and that is characterized by sinkholes, caves, and underground drainage.

“Magmatism”

Referring to the development and movement of magma, and its subsequent solidification into igneous rock.

“Mesothermal”:

Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids at considerable depth and in the temperature range of 200° - 300° C.

“Mineral Deposit or

Mineralized

Material”:

A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

“Mineralization”:

A natural aggregate of one or more metallic minerals.

“Ounces”:

Troy ounces.

“Plutonic”

Pertaining to igneous rocks formed at great depths by crystallization of magma or chemical alteration.  These rocks are commonly coarse to medium grained and displaying a granitoid texture.

“Pyrite”

A very common yellow isometric mineral comprised of iron and sulphur (FeS2) that displays a brilliant metallic luster and an absence of cleavage.  It is the most common, widespread and abundant of the sulphide minerals, and occurs in all rock types in various forms.

“Pyrrhotite”

A common red-brown to bronze pseudohexagonal mineral comprised of iron and sulphur (Fe1-xS).  This mineral is darker and softer than pyrite.  Some forms are magnetic.  It commonly occurs as masses with pentlandite (a nickel ore) and may contain considerable nickel, in such cases mined as a nickel ore.

“Quartzite”

A granoblastic metamorphic rock consisting predominantly of quartz, formed by the recrystallization of sandstone through the action of regional or thermal metamorphic action.

“Reserves”:

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Roscoelite”:

A vanadium rich mica mineral.

“Sinkholes”:

A circular depression in a karst area.  Its drainage is subterranean.

“Skarn”

Rocks primarily composed of lime-bearing silicates derived from nearly pure limestones and dolomites which have been significantly altered during the introduction of large amounts of iron, aluminum, silica and magnesium, most often related directly to plutonic and magmatic events.  This compositional and chemical change is often associated with the emplacement  and concentration of metallic minerals as well, creating skarn deposits.

“Sphalerite”

A yellow, brown or black isometric mineral comprised of  zinc, iron and sulphur (Zn, Fe, and S) and is most distinguished by its resinous to adamantine luster and distinctive cleavage.  It occurs as disseminations, veins and masses.  Sphalerite is one of the most common Zinc ores.

“Stibnite”

A lead gray mineral comprised of antimony and sulphur (Sb2S3) which has a brilliant metallic luster and perfect cleavage.  It is the principal ore of Antimony.

“Stratigraphy”

The science of  studying rock strata, concerning the characteristics and attributes of  rock strata formation.  This includes interpretation in terms of origin and geologic history.  All classes of rocks, consolidated or unconsolidated, fall within the general scope of stratigraphy.  It is also the arrangement of strata (layered rocks) relative to geographic position and chronologic order of sequence.

“Tenement”:

Refers to an area of land held under the Papua New Guinea Mining Act 1992 as an exploration licence; special mining lease; mining lease; alluvial mining lease; lease for mining purposes; or mining easement.

“Tetrahedrite”

A metallic isometric mineral comprised of copper, iron, antimony and sulphur ((Cu,Fe)12Sb4S13).  It often contains silver or other metals partially replacing copper in its make-up.  It is an important Copper and Silver ore.

“Thrust Faults”

A structural displacement (fault) displaying a dip angle of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upwards relative to the foot wall.   Horizontal compression rather than vertical displacement is the characteristic feature.

“Tonne”:

A metric ton (2,204 pounds).

“Turbidites”

Turbidites are sediments deposited from a turbidity current (A density current commonly occurring as a bottom-flowing movement which stirs up sediment creating the density difference with the overlying undisturbed water).  The deposits are characterized by graded bedding, moderate sorting and well-developed primary structures, including lamination.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 14 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Results for the periods ended October 31, 2002 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31

		2002	2001	2000	1999	1998

(a)	Total revenue	$0	$0	$0	$0	$0

(b)	Earnings (loss) before extraordinary items
	Total	($677,995)	($3,089,812)	($590,004)	($903,743)	($1,850,603)
	Per Share¹	($0.01)	($0.07)	($0.01)	($0.04)	($0.10)

(c)	Total assets	$41,586,554	$41,372,266	$44,340,619	$31,792,346	$32,113,427

(d)	Total long-term debt	$0	$0	$0	$0	$0

(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(f)	Net earnings (loss) for the year
	Total	($677,995)	($3,089,812)	($590,004)	($903,743)	($1,850,603)
	Per Share¹	($0.01)	($0.07)	($0.01)	($0.04)	($0.10)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31

		2002	2001	2000	1999	1998

(a)	Total revenue	$0	$0	$0	$0	$0

(b)	Earnings (loss) before extraordinary items
	Total	($1,745,818)	($2,679,876)	($3,905,261)	($7,408,025)	($9,139,205)
	Per Share¹	($0.03)	($0.06)	($0.09)	($0.32)	($0.47)

(c)	Total assets	$10,070,684	$10,924,219	$13,482,636	$4,249,620	$11,074,983

(d)	Total long-term debt	$0	$0	$0	$0	$0

(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(f)	Net earnings (loss) for the year
	Total	($1,745,818)	($2,679,876)	($3,905,261)	($7,408,025)	($9,139,205)
	Per Share¹	($0.03)	($0.06)	($0.09)	($0.32)	($0.47)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On March 3, 2003, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.4846.

The following table sets out the high and low exchange rates for each of the last six months.

2003			2002

	February	January	December	November	October	September

High for period	1.5268	1.5777	1.5801	1.5917	1.599	1.5884

Low for period	1.4832	1.5176	1.5457	1.5511	1.5555	1.5505

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended October 31

	2002	2001	2000	1999	1998
Average for the period
	1.5715	1.5406	1.4772	1.5425	1.4092

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration Risks

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves.  The Company's property interests are in the exploration stage only and are without a known body of commercial ore.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties.  Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  The Company will have insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing.  However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons.  In particular, the Company is not insured for environmental liability or earthquake damage.

In order to develop the Mt. Kare Property, located in Papua New Guinea, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.

Title Matters

While the Company has diligently investigated title to all exploration concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  Other parties (including indigenous landowners) may dispute title to the exploration properties in which the Company has an interest or the right to acquire an interest.  The properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

In particular, at the Mt. Kare Property in Papua New Guinea, there has been a complicated series of title disputes and litigation in recent years which has in the past affected orderly exploration of the property. There can be no assurance that additional title disputes will not arise and in such event the Company's ability to explore and exploit the Mt. Kare Property could be adversely affected by factors unrelated to the geological potential of the property.  (For further detail, see “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title”).

Under the terms of EL 1093, the exploration licence which comprises the Mt. Kare Property, the Government of Papua New Guinea may, at any time prior to commencement of mining, purchase up to a 30% equity interest in any mineral discovery on the property which would cause dilution of the Company's interest in this property on a pro-rata basis.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company’s operations in Papua New Guinea may make it subject to foreign currency fluctuations.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake all of its planned exploration programs.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2002, was $12,522,589.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available, especially in Papua New Guinea.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of gold and silver have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the price of gold will be such that the Company’s properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, two of the Company’s properties are located in Papua New Guinea and Panama.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Papua New Guinea and Panama as developing countries may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its various properties will be obtained.  Additional permits and studies, which may include  environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Papua New Guinea and Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in advancement of new exploration properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Papua New Guinea Political Risks

Papua New Guinea is a country subject to a relatively high degree of political risk.  In February 1995, for example, the Export Finance and Insurance Corporation of the Commonwealth of Australia downgraded Papua New Guinea to the “D” political risk category, which is its category of highest risk. The Company's property in Papua New Guinea is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licences and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future Papua New Guinea Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Mt. Kare Property. No assurances can be given that the Mt. Kare Property will not be adversely affected by future developments in Papua New Guinea.

There have been instances of civil unrest within Papua New Guinea.  In 1989, civil unrest on Bougainville Island (which is one of the New Guinea Islands) developed into an armed rebellion against the Papua New Guinea Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from Papua New Guinea resulting in, among other things, the closure of the Panguna copper mine, which has not reopened.

In August 1991, local landowners and alluvial miners in the Mt. Kare area destroyed the alluvial mining facilities of the previous operator at the Mt. Kare Property.  All hardrock exploration was halted shortly thereafter and the previous operator elected not to renew its licence which expired in September 1993. Although the Minister for Mining and Petroleum of Papua New Guinea has advised that many of the local landowners have expressed a desire to see the Mt. Kare project progress, there can be no assurance that the Company's relations with the local landowners and alluvial miners will be more co-operative or will prevent unrest leading to disruption of activities on the property.

Panama Political Risks

Mineral exploration and mining activities in Panama may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and all but one of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Madison Enterprises Corp. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties.  The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia).  The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 2.5 for 1 basis.  The Company has three wholly-owned direct subsidiaries,  Madison Enterprises (Latin America) S.A., a Panamanian corporation, Madison Enterprises (Nevada) Inc. (incorporated subsequent to October 31, 2002) and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation which, in turn, has one wholly-owned direct subsidiary, Madison Enterprises (PNG) Ltd., a Papua New Guinea corporation.  Madison Enterprises (PNG) Ltd. has two wholly-owned direct subsidiaries, Frontier Mining & Exploration NL and Oakland Limited, both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited, a Papua New Guinea corporation.  Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited which is a Papua New Guinea corporation.  See “Item 4 - Information on the Company - C. Organizational Structure” below.

                 The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada.  Its telephone number is 604-331-8772.

Acquisition of the Mt. Kare Property, Papua New Guinea

In July, 1996,  the Company became a party to an option agreement dated June 26, 1996 (the “Option Agreement”) between Carpenter Pacific Resources NL (“Carpenter”), an Australian public company, and Matu Mining Ltd. (“Matu”), its majority-owned Papua New Guinea subsidiary, as optionors, and Nell Dragovan, then Chairman of the Board of the Company, as optionee, whereby Ms. Dragovan had the right to acquire a 65% interest in the Mt. Kare Property.  The Option Agreement was assigned to the Company by Ms. Dragovan on July 15, 1996 for reimbursement of the US$320,000 signing fee paid by Ms. Dragovan to Carpenter and Matu.

In order to fully exercise its option, the Company was required to incur exploration expenditures of US$8,000,000 on or before June 26, 2001.  These expenditures were incurred by the Company prior to October 1997 resulting in the Company acquiring its interest in the Mt. Kare Property.  In March 1998, the Company, its wholly owned Papua New Guinea subsidiary, Madison Enterprises (PNG) Limited, Carpenter, Matu, Ramsgate Resources NL, Oakland Limited and Kare-Puga Development Corporation Pty Limited entered into a joint venture agreement to govern future exploration and development of the Mt. Kare Property and this agreement and the Company’s interest in the Mt. Kare Property were both registered in April, 1998.  In November 1999, the Company acquired a further 25% beneficial interest in the Mt. Kare Property from Carpenter pursuant to a sale agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter.  The purchase price for this 25% interest was C$8,567,167 and was satisfied by the issuance of 10,000,000 common shares of the Company and non-transferable share purchase warrants entitling the purchase of up to 3,175,000 additional common shares of the Company at a price of $1.00 per share until November 17, 2001 and thereafter at a price of $1.50 per share until November 17, 2002.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.  As at October 31, 2002, the Company had spent $40,729,224 on capital expenditures including the exploration of the Mt. Kare Property.

Acquisition of the Belencillo Property, Panama

In August 1993, the Company was granted an option by Adrian Resources, S.A. (“Adrian”), to acquire a 50% interest in two exploration concessions known collectively as the Belencillo Property located in the Republic of Panama.  Subsequent to entering into the Belencillo option agreement, the Company and Adrian now have certain directors and officers in common (see “Item 7 - Major Shareholders and Related Party  Transactions”).

In order to exercise its option, the Company was required to pay Adrian an aggregate of $250,000 over four years ($50,000 payable on signing and $50,000 payable on each anniversary of the date of signing of the agreement for four years), issue to Adrian 200,000 common shares over three years and fund expenditures on exploration and development of the Belencillo Property of not less than $2,500,000 in the aggregate, on or before August 31, 1997.  In addition, the Company is required to issue to Adrian an additional 100,000 shares on the commencement of commercial production from Belencillo.  To date, the Company has paid Adrian $200,000, issued 200,000 shares to Adrian and incurred expenditures totalling approximately $1.5 million on the Belencillo Property.  In January 1999, the Company and Adrian agreed to amend the terms on which the Company could acquire an interest in the Belencillo Property, resulting in the Company’s relinquishment of its right to acquire a 50% interest in the Belencillo Property in exchange for the immediate vesting of a 31.12% interest.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Belencillo Property, Panama” below.  Any capital expenditures on the Belencillo Property will most likely be funded through the sale of share capital.  The Company has no plans at present to carry out further exploration of the Belencillo Property.

Acquisition of the Lewis Property, Nevada

In June, 2002,  the Company became a party to agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

The Company, along with Great American Minerals Exploration LLC (“GAME”), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  In order to exercise their option, the Company and GAME must:

(a)

pay Lewis

(i)

US$25,000 on execution of the Lewis Agreement;

(ii)

US$2,000 per month from June 1, 2002 to December 1, 2002; and

(iii)

US$3,000 per month thereafter until the purchase option in the Lewis Agreement is terminated or exercised; and

(iv)

US$2,000,000 by December 31, 2007; and

(b)

incur exploration expenditures of US$250,000 by December 31, 2002, further exploration expenditures of US$150,000 by December 31, 2003, and at least an additional US$250,000 every year thereafter until the purchase option in the Lewis Agreement is terminated or exercised, provided that GAME and the Issuer will be allowed to credit excess expenditures in prior periods to subsequent periods.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals in favour of Lewis.  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option.  The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

The rights of the Company and GAME concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAME Agreement”).  Under the GAME Agreement, the Company can acquire a 51% interest in the Lewis Agreement by paying GAME US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company has an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year.  The Company can elect to keep its interest at 51% whereupon it will enter into a joint venture with GAME for future exploration and development of the Lewis Property, with all costs to be borne by the parties on a pro rata basis.  If the Company elects to acquire the additional 9% interest (60% in the aggregate), GAME can elect to participate on a 60/40 joint venture basis or to allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAME non-recourse project financing for GAME's remaining 25% interest.

B.

Business Overview

Since its incorporation in 1979, the Company has been in the business of the acquisition and exploration of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  At present, however, none of the Company’s properties has a known body of commercial ore nor are any of such properties at the commercial development or production stage, and all such properties are in the exploration stage.

Prior to 1993, the Company was engaged in the exploration of mineral properties which were subsequently abandoned and written off.  From mid-1993 to mid-1996, the Company was primarily focussed on the exploration of its Belencillo Property in the Republic of Panama.  Since mid-1996, the Company has been primarily focussed on the exploration of its Mt. Kare Property in the Independent State of Papua New Guinea.  In 2002, the Company began exploring the Lewis Property in Nevada.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

During the fiscal year ended October 31, 2000, the Company, pursuant to a sale agreement (the “Sale Agreement”) dated September 30, 1999 between the Company, its wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”) and Carpenter Resources NL (“Carpenter”), acquired from Carpenter all of the issued shares of Frontier Mining & Exploration NL (“Frontier”) and Oakland Limited (“Oakland”), two Papua New Guinea corporations which together owned all of the issued shares of Matu, at a cost of A$24.  Under the Sale Agreement, Madison Enterprises (BVI) Inc. (“MBVI”), the Company’s wholly-owned direct subsidiary, acquired loans (the “Loans”) owed to Carpenter by Matu, Frontier, Oakland and Demil Limited, a wholly-owned direct subsidiary of Frontier, totalling A$9,111,076.  The total purchase price for the shares of Frontier and Oakland and the Loans was A$9,111,100.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

The Company’s operations in Papua New Guinea are governed primarily by The Mining Act 1992 (the “Mining Act”).  The Mining Act and related regulations cover all the salient points of the application process, land tenure, responsibilities and reporting guidelines for exploration and mining companies as well as compensation matters and issues relating to the local population.  The Department of Mining is the principal regualtory body having jurisdiction over the Company’s operations.

Under the Mining Act, an Exploration License (“EL”) is granted by the Minister for Mining, who is advised by the Mining Advisory Board.  An EL confers on the holder the right to carry out exploration for minerals over a defined area and to enter and occupy the land and to take samples of rock, earth, soils or minerals for the purposes of carrying out exploration.  An EL is normally granted for two years and is renewable on a discretionary basis for an indefinite number of two-year periods, provided work and expenditure commitments under the EL have been fulfilled.  For an EL exceeding an area of 30 sub-blocks, a reduction of at least 50% of the tenement area is generally required upon each renewal; however, where the area of the EL does not exceed 75 sub-blocks, the licence holder may apply for a waiver of the relinquishment.   Minimum expenditure commitments under an EL are K300 per sub-block per year in the first two year term of an EL, K700 per sub-block per year in the second two year term of an EL and K300 per sub-block per year in each subsequent  term of an EL.  One kina is approximately equal to Cdn.$0.40 and there are approximately 3.4 square kilometres in each sub-block.

The Papua New Guinea Government has a policy of reserving its right to acquire at cost up to a 30% participating interest in any major mineral development in Papua New Guinea.  To exercise this right, the government repays the developer 30% (or such lesser percentage interest as is to be acquired by the government) of the developer's accumulated costs to that date and commits to fund its 30% (or the lesser interest to be acquired by the government) share of ongoing development costs.  EL 1093 contains a condition granting this 30% acquisition right to the government.

During 1996, the Government implemented a new arrangement for holding the Government's participating interest in mining and petroleum production projects through the establishment of Orogen Minerals Limited (“Orogen”), a Papua New Guinea public company listed on the Australian Stock Exchange, in which the government retains a 51% interest.  The Government has granted Orogen an option to acquire, out of the government's potential 30% interest in a development, a 25% (or lesser) participating interest; and any portion of the residual Government interest which is not taken up by the government for the benefit of landowners or a provincial government.

The decision as to whether the Government/Orogen entitlements are to be taken up, and if so, in what proportions, is to be made prior to grant of the Special Mining Lease (“SML”) or Mining Lease (“ML”) for each project.  It is understood that by a direction given to Orogen under enabling legislation, Orogen's option only applies to a future project where either the projected capital cost is US$75 million or more, or where the project would use processing facilities developed for another mine.  The Government/Orogen entitlements are consistent with current government policy that local landowners will be offered, without charge, a 5% equity interest taken from the Government's 30% entitlement.  Although the mechanics of this are still being worked out, it is expected that the 5% will be “free carried” in the sense that landowners will not have to contribute to the developer's accumulated costs up to project commencement and that the proportional attributable costs thereafter will be carried between the developer and the Government.  This policy, however, is based on the assumption that landowners do not have any existing equity interest in the project, which was the case in each of the major mines in which the government has participated to date.  In the case of EL 1093, creation of landowner equity is a condition of the licence, which means that a landowner organization may have taken up an equity interest in EL 1093 when application is made for an SML or ML.  The manner in which the government's policy would be applied in this situation will be a matter for negotiation between landowners, the Government and the project manager.

Under the Mining Act, all dealings concerning a legal or equitable interest in a mineral tenure are subject to approval by the Minister for Mining and Petroleum as well as a requirement for registration in the Register of Tenements.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at March 19, 2003:

Madison Enterprises Corp. (Incorporated in B.C.)

Madison Enterprises (Latin America), S.A 100% (Incorporated in Panama)	Madison Enterprises (BVI) Inc. 100% (Incorporated in the British Virgin Islands)	Madison Enterprises (Nevada) Inc. 100% (Incorporated in Nevada)

Belencillo Property Panama 31.12%	Madison Enterprises (PNG) Ltd. 100% (Incorporated in Papua New Guinea)	Lewis Property Nevada up to 70%

Frontier Mining Exploration NL 100% (Incorporated in Papua New Guinea)	Mt. Kare Property PNG 100%	Oakland Limited 100% (Incorporated in Papua New Guinea)

Matu Mining Limited 66.67% (Incorporated in Papua New Guinea)		Matu Mining Limited 33.33% (Incorporated in Papua New Guinea)

D.

Property Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore.  The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years.

Mt. Kare Property, Papua New Guinea

Title

The Company owns a 90% beneficial interest in the Mt. Kare Property.  It acquired a 65% interest pursuant to an option agreement dated June 26, 1996 (the “Option Agreement”) between Carpenter Pacific Resources NL (“Carpenter”), an Australian public company, and Matu Mining Ltd. (“Matu”), its majority-owned Papua New Guinea subsidiary, as optionors, and Nell Dragovan, then Chairman of the Board of the Company, as optionee.  The Option Agreement was assigned to the Company by Ms. Dragovan on July 15, 1996 for reimbursement of the US$320,000 signing fee paid by Ms. Dragovan to Carpenter and Matu.

In order to fully exercise its option, the Company was required to incur exploration expenditures of US$8,000,000 on or before June 26, 2001.  These expenditures were incurred by the Company prior to October 1997 resulting in the Company acquiring an effective 65% beneficial interest in the Mt. Kare Property.

The Company acquired the other 25% beneficial interest in the Mt. Kare property pursuant to a sale agreement (the “Sale Agreement”) dated September 30, 1999 between the Company, its wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”) and Carpenter.  Pursuant to the Sale Agreement, MPNG acquired from Carpenter all of the issued shares of Frontier Mining & Exploration NL (“Frontier”) and Oakland Limited (“Oakland”), two Papua New Guinea corporations which together owned all of the issued shares of Matu, at a cost of A$24.  Under the Sale Agreement, Madison Enterprises (BVI) Inc. (“MBVI”), the Company’s wholly-owned direct subsidiary, acquired loans (the “Loans”) owed to Carpenter by Matu, Frontier, Oakland and Demil Limited, a wholly-owned direct subsidiary of Frontier, totalling A$9,111,076.  In order to fund the acquisition by MBVI, the Company subscribed for 10,000 preferred shares in the capital stock of MBVI at a price of $911.11 per share.  The purchase price for such preferred shares was satisfied by the issuance of 10,000,000 common shares of the Company and non-transferable share purchase warrants entitling the purchase of up to 3,175,000 additional common shares of the Company at a price of $1.00 per share until November 17, 2001 and thereafter at a price of $1.50 per share until November 17, 2002.  MBVI directed the Company to issue these shares and warrants directly to Carpenter pursuant to the Sale Agreement.  The total purchase price for the shares of Frontier and Oakland and the Loans was A$9,111,100.

As a result of the Sale Agreement, Carpenter became the largest shareholder of the Company, owning approximately 27% of the issued shares of the Company, however, to the best of the Company’s knowledge, Carpenter no longer owns any shares of the Company.

The Mt. Kare Property, comprised of Exploration Licence 1093 (“EL 1093”), covers all hardrock rights to an area of approximately 220 square kilometres in the Enga Province in the highlands of mainland Papua New Guinea as shown on the location map below.  EL 1093 was originally granted to Matu on August 29, 1994 for a two year period.  On December 6, 1996, the Minister for Mining and Petroleum of Papua New Guinea signed the renewal of EL 1093 for an additional two year period from August 29, 1996.  The area of EL 1093 remains approximately 220 square kilometres, the Minister for Mining and Petroleum having waived the usual requirement for relinquishment of one-half of the area of the licence upon renewal.

It was a condition of the 1996 renewal that a 30% “fully contributing” interest in EL 1093 be transferred by June 30, 1997 to Mt. Kare Gold Resources Pty. Ltd. (“MKGR”), a corporation purporting to represent the local landowners at Mt. Kare.  On January 31, 1997, Matu commenced proceedings in the National Court of Justice for a declaration that the condition imposed on the renewed EL 1093 relating to MKGR’s interest was unlawful on the grounds that the Minister for Mining and Petroleum did not have power to create an interest of this kind without the licence-holder's agreement.  On November 27, 1997, the Court declared the condition invalid and ordered the rectification of EL 1093 by deleting the condition.

EL 1093 is an exploration licence granted under the Mining Act 1992 of Papua New Guinea on August 29, 1994 to Matu for a two-year term.  EL 1093 was renewed for an additional two-year term on December 6, 1996 without a reduction in the area of the licence.  EL 1093 was renewed for an third two-year term on April 7, 1999 without a reduction in the area of the licence. EL 1093 was renewed again in the years 2000 and 2002, with the current term expiring on August 29, 2004.  EL 1093 provides that, at any time prior to commencement of mining at Mt. Kare,  the Government may purchase up to a 30% equity interest in any mineral discovery on the property, for a price equal to its proportionate share (up to 30%) of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro rata in additional required development expenditures.

PROPERTY LOCATION

There has been a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under EL 1093 and the Mt. Kare Special Mining Lease 1 (“SML 1”) which has involved, in various proceedings, Kare-Puga Development Corporation Pty Limited (“KDC”), Oakland and Ramsgate Resources NL (“Ramsgate”) as well as the Government of Papua New Guinea, Carpenter and Matu.  KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights which KDC claimed had been granted to KDC pursuant to the SML 1.

In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland in order to settle all of the outstanding litigation relating to the Mt. Kare Property (the “Settlement Agreement”).  As a result, Oakland became a 1/3 shareholder in Matu; litigation unresolved at the time of execution of the Settlement Agreement relating to the Mt. Kare Property was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently the Company).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and the Company has been informed by Matu that the other conditions precedent under the Settlement Agreement have been fulfilled or waived.  As a result of the Settlement Agreement, all outstanding litigation was settled.  In April of 1998, Oakland sold its interest in Matu to Carpenter.

On March 20, 1998, the Company, MPNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the “Joint Venture Agreement”) to govern future exploration and development of the Mt. Kare Property and this agreement and the Company’s interest in the Mt. Kare Property were both registered in April, 1998.   The Company, through its various subsidiaries, subsequently acquired a 100% legal interest in the Mt. Kare Property and it holds a 10% interest in the Mt. Kare Property in trust for KDC, resulting in the Company holding a 90% beneficial interest in the Mt. Kare Property.  KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of the Company and KDC as between themselves.  The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by the Company; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits.

The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

In conjunction with its acquisition of an interest in the Mt. Kare Property, the Company agreed to pay a finder's fee to Troy Mochoruk of Burnaby, B.C., in consideration of his introduction of the Mt. Kare Property to the Company pursuant to a finder’s fee agreement dated July 15, 1996 (the “Finder's Fee Agreement”).  The finder's fee is for 620,790 common shares of the Company at a deemed price of $0.90 per share.  This amount is based on the cost of the acquisition to the Company of approximately US$8,320,000 or $11,394,240, using a rate of exchange of $1.3695 as reported by the Bank of Canada on July 12, 1996.

These shares were to have been issued over time in five blocks of 124,158 shares each, initially on the date upon which the Vancouver Stock Exchange approved the finder's fee and then a further 124,158 shares following the completion of each phase of an exploration program on the Mt. Kare Property until all shares had been issued.  In January of 1997, Nell Dragovan, formerly a director of the Company, subsequently acquired, by way of assignment from Mr. Mochoruk, the right to receive the balance of 496,632 common shares of the Company to be issued under the terms of the Finder's Fee Agreement.

The parties to both the Option Agreement and the Finder's Fee Agreement are completely at arm's length to the Company.

Location, Access & Physiography

The Mt. Kare Property is comprised of a 220 km2 exploration licence, EL 1093, located in the Enga Province of the central highlands of mainland Papua New Guinea.  The centre of the property corresponds to approximately 5o34’S latitude and 142o59’E longitude. Porgera is located 17 kilometres to the northeast and the Mt. Kare Property is contiguous to the Porgera property.

Access to the Mt. Kare Property is by helicopter, with the closest airstrip being at Porgera, 17 km to the northeast on the existing Papua New Guinea road network.  The airport at Mt. Hagen, 140 km to the southeast, has regularly scheduled flights from Port Moresby and Cairns Australia.  Current exploration work at Mt. Kare is helicopter supported; however a  road leading to Porgera passes within 3 km of the property boundary and a high voltage power transmission line which extends from a gas-turbine generating station on the south coast of PNG a distance of 72 km to Porgera passes across the southeast portion of the Mt. Kare property.  All electrical power for the Mt. Kare project is currently produced on site using two diesel generators.

The project is located in subdued hills at an elevation ranging from 2,600 m to 3,225 m above sea level.  The area is drained by the Ere River which flows to the south-west, and the Pagubiea and Yamberei Rivers which flow towards the north.  However, karsted areas of limestone cover are characterized by internal drainage into sinkholes.

Plant and Equipment

At present, there is no hardrock mining equipment on the Mt. Kare Property.  A fifty man exploration camp has been constructed to house personnel working on the diamond drilling and surface exploration programs.

Exploration History

Reports of gold in the Porgera area to the northeast of Mt. Kare date back to 1938 when Government patrol officers identified pannable gold in the drainages downstream from Porgera.  The first geological work in the area was conducted during 1948 by the Australian Bureau of Mineral Resources and gold was discovered in altered diorite bedrock.  A small gold rush occurred the same year, but little gold was recovered.  There is no record of any activity by local residents having worked alluvial deposits in the Mt. Kare area during this period.

Hardrock exploration of the Porgera property commenced in 1964 and has been under virtually continuous investigation since that time with production commencing in September 1990.  The area of the present Mt. Kare Property was initially covered by the extension of a concession covering  the Porgera property and held by the Placer Group.  No work was carried out at Mt. Kare by the Placer Group, which was focusing its exploration efforts on Porgera, and the Mt. Kare portion of the concession was eventually relinquished to the Government.

The first significant exploration work conducted on the Mt. Kare Property was by CRA Exploration Pty. Ltd. (“CRA”) of Australia.  Preliminary regional reconnaissance geochemical exploration by CRA in 1986 located an area of drainage samples with anomalous gold from the upper Ere River.  In 1987, follow-up detailed drainage sampling outlined the Mt. Kare prospect area.  Anomalous float/rock samples and visible gold in pans led to a ridge and spur soil sampling program together with limited trenching.  From early 1988 to the middle of 1990, CRA carried out various programs which included  trenching, geological mapping, geophysical surveying, sampling, petrological studies, diamond drilling and an evaluation of alluvial gold resources.

Between 1989 and 1990, the Mt. Kare Property was the subject of an alluvial and colluvial gold rush.  At the peak of the rush, as many as 10,000 alluvial and colluvial miners may have been working on the property now covered by EL1093. All of the alluvial and colluvial gold recovered was by primitive manual methods using shovels and gold pans.  An estimated 800 people are presently still actively mining the alluvial and colluvial deposits on a small scale basis on the area covered by EL1093.  During 1990, CRA and local landowners reached an agreement to form a joint company to exploit the alluvial gold at Mt. Kare.  The landowners formed KDC and, together with CRA, applied for and received SML 1 which covers part of the area covered by EL 1093.

Work carried out by CRA on the Mt. Kare Property between December 1990 and December 1991 included:  detailed 1:2,000 geological mapping, photo-interpretation, detailed ground magnetics and induced polarization/resistivity surveys, extension of the wacker bedrock sampling grid and a further 13 diamond drillholes (for a total of 8,624 metres of diamond drilling in 32 drillholes by CRA).

Mechanized alluvial mining at Mt. Kare commenced on SML 1 in early 1991 under CRA operatorship and continued until August 1991 when the CRA exploration camp at Mt. Kare was destroyed by discontented local landowners and alluvial miners.  All hardrock exploration was halted shortly after August 25, 1991 when the exploration licence held by CRA lapsed.  The exploration licence was subsequently renewed in late 1991, however no further CRA field work took place at Mt. Kare and CRA elected not to renew the exploration licence when it expired in  September 1993.

In 1993, Oakland entered into an agreement with KDC to participate in the exploitation of the alluvial gold at Mt. Kare under SML 1.  During the period April 1993 to October 1994, Oakland took over management of the alluvial operation but reportedly did not carry out any significant mining.  It did, however, evaluate the alluvial resource and carried out an airborne geophysical survey.  Oakland suspended operations and closed down the camp in late 1994.

In August 1994, EL1093 (which covered the area covered by the former CRA exploration license) was granted to Matu.  Exploration work was delayed, however, due to litigation relating to the Mt. Kare Property involving Matu, Oakland, and the Papua New Guinea government.  This litigation was settled in 1996 (see “Title” above).

During 1996, Matu began an evaluation of the Mt. Kare area which included a review of the previous exploration data and a trenching and sampling program which saw the excavation of 9 trenches with an aggregate length of about 5,600 metres.

The Company began exploration in mid 1996.  Work undertaken by the Company to the end of August, 1997 included construction of a 50-man exploration camp; trenching and chip sampling (21 trenches totalling 5.5 km); surveying of baselines and previous CRA exploration work by a registered land surveyor; GPS surveying of ongoing exploration activities; geological mapping over a 1.5 x 2.0 km area; auger geochemical soil sampling (2,100 samples on 110 km of gridlines); structural interpretation based on satellite and airphoto imagery, 2,899 line-km of airborne geophysical surveying (magnetics and radiometrics) covering 171 km2; and 45 diamond drill holes totalling 7,052.9 metres.

The Company’s early exploration work at Mt. Kare was largely concentrated in the area of a 1.6 km by 1.2 km multi-element geochemical anomaly referred to as the “Main Zone”, portions of which had been drill tested by CRA.  Much of the Company’s initial drill program focussed on systematically drilling off the Western Roscoelite Zone which lies along the western edge of the Main Zone geochemical anomaly.  This area represents a significant extension to mineralization previously defined by CRA.  In addition to the main carbonate/base metal/gold mineralization in this area, several intersections of epithermal quartz-roscoelite-gold mineralization were returned.

Several holes in the first phases of drilling were also targeted at the “Black Zone” mineralization which is a separate, north to north-east trending zone located 500 meters east of the Main Zone.

Exploration - Recent Results

During the period September 1997 to December 1998 the Company continued its ongoing exploration work on the Mt.Kare Property which included diamond drilling of 96 holes totalling 18,883 metres; trenching and chip sampling (47 trenches totalling 7.4 km); surveying of baselines and drillhole locations by a registered land surveyor; GPS surveying of ongoing exploration activities; geological mapping over a 2.5 x 2.0 km area; and auger soil geochemical sampling (5312 samples on 148 km of gridlines).

In 1998, the Company commissioned the independent engineering firm of Watts, Griffis and McOuat (“WGM”) to prepare an independent estimate (the “Estimate”) of the grade and volume of mineralized material for the Mt. Kare Property which incorporated all drill data available as of September 10, 1998.  In addition, WGM completed a  project audit.  WGM employed 3-D block modelling to estimate the Mt. Kare gold and silver mineralized material with and without the cutting of high grade gold assays to 30 g/t gold.  The Estimate was completed in November 1998.  In December 1999 the Company commissioned WGM to produce an update to the Estimate (the “Update”) to include the 216 holes drilled to the end of 1999 by the Company, in addition to the 32 holes drilled on the property by CRA.  Using similar methodology to the Estimate, WGM employed 3-D block modelling to estimate the Mt. Kare gold and silver mineralized material with and without the cutting of high grade gold assays to 30 g/t gold.  The Update was completed in February 2000.

Diamond drilling on the Mt. Kare Property continued throughout the period August 1997 to December 1997 with two drill rigs operating.  One rig resumed drilling in May 1998 and the second rig commenced drilling in August 1998.  Drilling continued to be concentrated on the Main Zone geochemical anomaly which includes  the Western Roscoelite Zone, the Central Zone, the C9 Zone (which occurs downdip of the Western Roscoelite Zone and beneath the Central Zone), the Black Zone, and the Black Zone South (which is located to the south of the area previously drilled).  The Red Zone and Water Tank Zone are considered to be extensions of the Central Zone.  In additional, four diamond drillholes tested the Lower Maratani exploration target.

Hand trenching of 47 new trenches, totalling approximately 7.5 kilometres, was carried out on extensions of the Western Roscoelite Zone and the Black Zone, the Lower Maratani target, and the Pinuni Creek target.

The Western Maratani and northeastern Pinuni soil auger grids were established in 1996 and 1997 to evaluate the area around the Main Zone geochemical anomaly outlined by CRA.  During 1998, these soil grid lines were extended and additional grids were established across several other targets.  Auger soil geochemistry sampling has been carried out on Orosa grid, Pinuni grid, Poro Creek grid, Ash grid, Black Zone grid, Dam grid, Maratani grid, Lower Maratani grid, South Pump Creek grid, SDA grid, Gewa grid and Lubu grid.  An additional 148 kilometres of grid line have been sampled with 5,312 samples collected during the period reported.  Grid lines are spaced at 100 or 50 metre intervals with sample sites 25 meters along lines.

Geological mapping has been carried out on Lower Maratani, extensions of the Black Zone, Pinuni Creek South scarp and across the Main Zone.

Diamond drilling, with two drill rigs, resumed on the property in January 1999 and continued through to July 1999 with 74 drill holes completed during the period.  Drill hole number MK99-216, completed in July 1999, was the last hole drilled on the property in the 1999 program.  Drilling in 1999 was focussed on filling in gaps in data within the deposit model prepared in November of 1998 by WGM as well as testing significant expansions to the known zones.  Three holes drilled on the northern extension of the Black Zone mineralization, in the “Realgar Zone” area, resulted in the discovery of a significant expansion to that zone.  Surface mapping and trenching continued throughout 1999 with trench #103 begun, in the Pinuni Creek area, in mid December of 1999.  The level of Company’s exploration activities is dependent on available funding which, historically, has been obtained through the sale of its common shares.  Due to adverse market conditions, the funding available to the Company for exploration was reduced and its exploration activities on the Mt. Kare Property were reduced accordingly.

Three phases of diamond drilling were carried out in April, July and November of the year 2000.  During the year a total of 2,187 metres of drilling was completed in 20 holes.  Drill holes tested targets in the Pinuni Creek area, the Black Zone North and South Extensions, the C9 Zone and both extensions of the high grade structures within the Western Roscoelite zone.  A small program of surface exploration was completed at the same time.

The Main Zone geochemical anomaly is currently understood to consist of four zones of mineralization: the Western Roscoelite, Central, C9 and Black Zones.  The full extent of mineralization within the currently explored zones has not been drill-tested at this time.  The Black Zone, C9 Zone and Western Roscoelite Zone exhibit good continuity which, in the presence of the widespread Mt. Kare intrusive complex as a dynamic force associated with mineralization, should translate into recurring mineralization along strike.  The steeply dipping C9 Zone, possibly formed within a deeply rooted extensional shear and associated with shear-hosted intrusions, may have potential at depth for higher grading ore.  Its potential as a feeder-like structure is also important in this regard.  The Central Zone, being relatively shallow and sub-horizontal, may have limited potential for additional economically interesting mineralization.

Situated about 450 m south-southwest of the Black Zone, and coincident with a 1.0 km long cohesive Au-Ag-Mn geochemical soil anomaly extending farther to the south, is the Black Zone South.  Significant gold, silver and base metal mineralization occur within a new style of limestone-hosted mineralization.   Deeper drilling in this area encountered silver and base metal mineralization associated with abundant intrusives and strong alteration.

The northern extension of the Black Zone was drill tested in the latest phase of drilling at a point 220 meters north of previous drilling in the area and resulted in the discovery of gold mineralization in an area now known as the Realgar Zone.  This zone is open to the north along a north north-east trending structure which intersects the east north-east trending Pinuni Creek structure in the area of the Red Hill intrusive.

Situated about one kilometre south and along strike from the Western Roscoelite Zone, is the Lower Maratani target.  The current exploration target covers an area trending approximately north-south and measuring 800 metres long by 200 metres wide.  The main area of exploration interest is defined by soil sampling and trenching.  Like the Western Roscoelite Zone, the mineralization is associated with pyrite and base metals.  Geochemical gold anomalies, together with base metal and manganese anomalies, indicate a high probability for a style of mineralization similar to the Western Roscoelite Zone.  Four diamond drill holes completed within the Lower Maratani target in 1998 returned anomalous results.

The lower Maratani area falls on the southern edge a strong 400m diameter circular magnetic feature in the Middle Maratani area which is thought to represent a buried mafic intrusive.  The Middle Maratani magnetic feature is associated with anomalous gold in trenches and soils.

The Pinuni Creek Zone is located north-east of the main area of mineralization.  Gold and manganese geochemical anomalies associated with magnetic highs indicate potential extensions of mineralization into this area.  Coarse alluvial gold along Pinuni Creek is currently being exploited by local panners.  The Pinuni Creek valley may be the surface expression of a dilatant structure subparallel to the Porgera Transfer Structure.

The “Red Hill” area of the Pinuni Creek valley contains outcrops of the Mt. Kare intrusive complex adjacent to an inferred structure along the Pinuni Creek valley.  Pits dug into the side of Red Hill have recently produced samples of weathered bedrock which, when panned, yielded grains of very fine gold.

The Orosa Target, two kilometres east of the main zone area, is defined by a strong NW-trending magnetic high which lies within the Porgera Transfer Structure and is thought to be associated with mafic intrusions of the Mt. Kare Intrusive Complex or similar rocks.  Geophysicists reviewing the Mt. Kare data consistently pointed out this target since the trend of the anomaly is similar to the one which occurs in the main prospect area presently being explored and hosting the current Mt. Kare resources.  To date, reconnaissance geochemical results for soil samples collected along widely spaced grid lines have been inconclusive.  Test pits dug in this area as part of an evaluation of the alluvial potential contained flaky gold of which about 20% appears to be fresh gold derived from a local bedrock source.

As of March 19, 2003 the Company had completed 235 diamond drill holes totalling 36,787 metres.  In addition, the Company’s exploration has included airborne geophysical surveying (magnetometer and radiometric), ground geophysics (magnetometer and VLF), hand augured soil geochemical sampling, geological mapping, trenching and bedrock sampling.  This exploration identified additional soil geochemical gold anomalies, enlarged the magnetometer anomaly associated with the mineralization at Mt. Kare, and extended known mineralized zones. The work also clarified some of the geological controls on the Mt. Kare mineralization.  Exploration to date has shown excellent continuity of grade and thickness of mineralization between the three main mineralized zones: the Black Zone, the Western Roscoelite Zone, and the Central Zone and that they are still open to expansion.  Diamond drilling in the fall of 1998 expanded the Black Zone and tested the discovery of a new style of limestone-hosted mineralization in the Black Zone South Extension over a 110 metre strike extent of the kilometre long target.  Gold, silver and base metal mineralization, typical of the main Black Zone target, was also encountered.  Deeper drilling in this area encountered strong pyrite mineralization.

Through its exploration at Mt. Kare, the Company has demonstrated three dimensional continuity of mineralization.  Exploration on the Mt. Kare Property is ongoing.

During 1999, metallurgical testing on 675 kilograms of drill core from the Mt. Kare deposit was conducted by the Project Development Division Research Centre of Placer Dome Inc. in Vancouver on behalf of the Company.  Phase one results showed gold recoveries, after pressure oxidation, of 90.0% to 95.5%.

Regional and Local Geology

Papua New Guinea forms part of an island arc; it is located in an area where plates of the earth's crust have interacted in recent geological times. The Mt. Kare Property occurs at a point where large scale northwest-southeast structures running parallel to the island arc are intersected by the northeast-southwest trending Porgera Transfer Structure, a very important regional feature controlling gold mineralization in this area.  The intersection of these two major structures has produced a conduit from the upper mantle along which mineralized magmas have risen. The Mt. Kare Property covers a 12 kilometer strike length of the Porgera Transfer Structure.

At Mt. Kare property, epithermal gold mineralization is genetically related to a mafic intrusive complex which was emplaced within the Porgera Transfer Structure.  The emplacement of these intrusives at Mt. Kare produced zones of brecciation and shattered rock providing a plumbing network through which mineralized fluids have circulated and deposited gold.  Mafic intrusive rocks of the unique age and composition of those at Mt. Kare are not known to occur anywhere in Papua New Guinea other than within the Porgera Transfer Structure.

Mineralization

There are two distinct types of gold mineralization at Mt. Kare:

1.

Early, mesothermal, carbonate-base metal-gold mineralization, which occurs in broad zones of brecciation which trend NE, paralleling the Porgera Transfer Structure. This type of mineralization has been defined in several zones at Mt. Kare and has been tested in trenches and numerous drill holes.

2.

Late stage, epithermal quartz-roscoelite-gold mineralization.

The quartz-roscoelite-gold mineralization occurs in dilatant (tension gash) features occurring within and proximal to the breccia zones which host carbonate-base metal-gold mineralization. These dilatant features can occur in variable orientations within the Porgera Transfer Structure.

Proposed Exploration

In addition to expanding the Main Zone of mineralization, future exploration is also planned to explore several adjacent zones of mineralization.  The Company is currently identifying additional drill targets in or near the Pinuni Creek area to the north, including Red Hill (an area of altered gold-bearing intrusive rock located northeast of the exploration camp and on the north side of Pinuni Creek), and the Lower Maratani and Pump Creek areas to the south.  Drill assessment of precious metal mineralization at Mt. Kare should be continued.  Additional diamond drilling is required to infill the known zones and to define their limits as well as to explore outside targets.

The following matters should be addressed as exploration advances further: second stage metallurgical testing, environmental impact assessment, social impact, government and community partnerships.  Outside exploration should continue to test additional mineralized areas and to work to define drill ready exploration targets.  Ongoing diamond drilling should focus on expansions to the known mineralized zones as well as exploration of significant peripheral targets which have been identified by the surface exploration program.

During the fiscal year ending October 31, 2003, the intends to complete a two phase program of geophysical surveying and diamond drilling, dependent on the identification of targets in the geophysical program, at the Pinuni Creek area at an estimated cost of $1,000,000.

Doing Business in Papua New Guinea

The following information has been compiled by the Company from various sources which it believes to be reliable.

Introduction

The Independent State of Papua New Guinea is located in the southwest Pacific and adjoins Indonesia, which occupies the western half of the island of New Guinea.  The population of Papua New Guinea was approximately 3.76 million at the time of the last census in 1990, and its land area is approximately 462,000 square kilometres.  English is the principal language of government and commerce.

Papua New Guinea was granted independence from Australia in 1975 and rapidly assumed full management of its own affairs.  Since independence, Papua New Guinea has engaged in several general elections smoothly undergoing a number of democratic changes of government.

Papua New Guinea is not without problems.  In recent years, there have been “law and order” or security concerns, particularly in the cities and parts of the highlands.  In undertaking mineral exploration in Papua New Guinea, it is considered essential to coordinate continually with local landowners in planning the early stages of exploration through to potential mine development.  (See “Item 3 - Key Information  - D. Risk Factors - Papua New Guinea Political Risks”).

The title to minerals is reserved in favour of the independent state of Papua New Guinea.  The ownership and responsibility for minerals and mineral exploration and development lies with the National Government.  From a practical viewpoint however, it is also necessary to maintain good relationships with and seek approvals from provincial governments and local landowners.

Foreign Investment Issues

Since achieving self-government in 1973 and independence in 1975, Papua New Guinea has maintained a consistent policy of welcoming direct foreign investment in most activities and foreign investment in the mining sector in particular.  The Investment Promotion Act 1992 assures foreign investors that they will have the right to remit after-tax profits and to make external debt-service and supplier payments, and that there will be no expropriation without adequate compensation.

Papua New Guinea has a system of currency exchange controls which is administered by the Bank of Papua New Guinea as the Central Bank under the Central Banking (Foreign Exchange and Gold) Regulation and the Exchange Control Notices issued thereunder (the “Foreign Exchange Regulations”).

The Foreign Exchange Regulations control, among other things, the following activities by any person resident in Papua New Guinea (including a resident corporation):

(a)

any dealing in foreign currency;

(b)

any transfer or removal of Papua New Guinea currency or foreign currency out of Papua New Guinea;

(c)

any payment or commitment to make a payment, or dispose of property, or acknowledge a debt, to or in favour of a person resident outside Papua New Guinea; and

(d)

any borrowings from a person resident outside Papua New Guinea.

In order to do any of these things, a resident of Papua New Guinea needs currency exchange control authority.  Such authority can be obtained from the Central Bank or, in many instances, from one of the commercial banks operating in Papua New Guinea, all of which have been appointed as authorized dealers under the Foreign Exchange Regulations with delegated authority to authorize transactions within certain limits.

The Foreign Exchange Regulations describe but do not define who are considered to be residents of Papua New Guinea for exchange control purposes.  For companies, those which are locally incorporated or which are foreign companies actively operating in Papua New Guinea on a branch basis, are regarded as residents.  However, with a foreign company, it is the local branch as distinct from the overseas head office which is treated as a resident.  The Company has a Papua New Guinea subsidiary for carrying out its activities in the country.

Under the Foreign Exchange Regulations, the Central Bank also controls the proceeds of exports. Normally, proceeds of the export and sale of goods overseas must be remitted to Papua New Guinea and converted into Papua New Guinea currency (Kina).  However, in the case of large mining projects, currency exchange concessions are generally granted under the negotiated Mining Development Contract at the time when a project proceeds to development under a Special Mining Lease (see “Mineral Tenure Guidelines” below).  Typically, these concessions include permission to retain certain funds in foreign currency in offshore accounts on a three month rolling basis to meet:

(a)

debt service payments in foreign currency to offshore lenders;

(b)

payments in foreign currency for goods and services supplied from outside Papua New Guinea; and

(c)

dividend payments to non-Papua New Guinea shareholders on a quarterly basis out of distributable profits from the mining project.

The Company does not currently have these concessions but would look to negotiate for them if it proceeds to develop a major mining project in Papua New Guinea under a Special Mining Lease and Mining Development Contract (each term defined below).

Under the Foreign Exchange Regulations, authority from the Central Bank is required for any person in Papua New Guinea to export gold or sell it to a person resident outside Papua New Guinea.  In the past, such authority has been readily forthcoming for gold producers in Papua New Guinea.  However, under a Mining Development Contract, the Papua New Guinea Government may require a percentage of the gold produced from a project to be refined in Papua New Guinea if this can be done by a local refiner producing an internationally acceptable and marketable product on commercially competitive terms.

No other licence or approval is necessary to export gold from Papua New Guinea.

Mineral Tenure Guidelines

The Mining Act 1992 (the “Mining Act”) enacted by the Papua New Guinea government became effective on August 26, 1992.  The Mining Act and related regulations cover all the salient points of the application process, land tenure, responsibilities and reporting guidelines for exploration and mining companies as well as compensation matters and issues relating to the local population.

Administration of the Mining Act is the responsibility of the Department of Mining (“DOM”).  Working under the direction of the Minister of Mining, the DOM provides a wide range of services to the mining industry.

Key to the exploration industry is the Mining Warden's office which deals with land compensation matters for local landowners and provides government-sponsored public hearings to ensure landowners and indigenous residents understand the purpose and method of mineral exploration and development.  Such hearings are intended to establish productive public relations and community awareness at the onset of exploration and to allow all parties to assess the degree of community receptiveness to potential development.

An Exploration License (“EL”) is granted by the Minister for Mining, who is advised by the Mining Advisory Board.  An EL confers on the holder the right to carry out exploration for minerals over a defined area and to enter and occupy the land and to take samples of rock, earth, soils or minerals for the purposes of carrying out exploration.  An EL is normally granted for two years and is renewable on a discretionary basis for an indefinite number of two-year periods, provided work and expenditure commitments under the EL have been fulfilled.  For an EL exceeding an area of 30 sub-blocks, a reduction of at least 50% of the tenement area is generally required upon each renewal; however, where the area of the EL does not exceed 75 sub-blocks, the licence holder may apply for a waiver of the relinquishment.

Following its most recent renewal, the area of EL 1093 remains at 65 sub-blocks, the Minister for Mining and Petroleum having waived the requirement for relinquishment of one-half of the area of the licence upon renewal.  Minimum expenditure commitments under an EL are K300 per sub-block per year in the first two year term of an EL, K700 per sub-block per year in the second two year term of an EL and K300 per sub-block per year in each subsequent  term of an EL.  One kina is approximately equal to Cdn.$0.40 and there are approximately 3.4 square kilometres in each sub-block.

A major mine would be developed on a Special Mining Lease (“SML”) granted by the Governor General on the advice of the National Executive Council.  The mine developer is usually required to enter into a Mining Development Contract with the Government of Papua New Guinea in relation to each major or very large mine.  Any such agreement would be based on the format of the Government's Standard Mining Development Contract, although various parts of this Contract are open to negotiation depending on the particular circumstances of each development.

Small and medium mines can be developed on a Mining Lease (“ML”).  The grant of an ML requires only the approval of the Minister of Mining and Petroleum.  If an EL has been granted with respect to a particular property, then an application for an SML or an ML may only be made by the holder of the EL, on its own or together with its proposed transferee.

The Papua New Guinea Government has a policy of reserving its right to acquire at cost up to a 30% participating interest in any major mineral development in Papua New Guinea.  To exercise this right, the government repays the developer 30% (or such lesser percentage interest as is to be acquired by the government) of the developer's accumulated costs to that date and commits to fund its 30% (or the lesser interest to be acquired by the government) share of ongoing development costs.  EL 1093 contains a condition granting this 30% acquisition right to the government.

During 1996, the Government implemented a new arrangement for holding the Government's participating interest in mining and petroleum production projects through the establishment of Orogen Minerals Limited (“Orogen”), a Papua New Guinea public company listed on the Australian Stock Exchange, in which the government retains a 51% interest.  The Government has granted Orogen an option to acquire, out of the government's potential 30% interest in a development, a 25% (or lesser) participating interest; and any portion of the residual Government interest which is not taken up by the government for the benefit of landowners or a provincial government.

The decision as to whether the Government/Orogen entitlements are to be taken up, and if so, in what proportions, is to be made prior to grant of the SML or ML for each project.  It is understood that by a direction given to Orogen under enabling legislation, Orogen's option only applies to a future project where either the projected capital cost is US$75 million or more, or where the project would use processing facilities developed for another mine.  The Government/Orogen entitlements are consistent with current government policy that local landowners will be offered, without charge,  a 5% equity interest taken from the Government's 30% entitlement.  Although the mechanics of this are still being worked out, it is expected that the 5% will be “free carried” in the sense that landowners will not have to contribute to the developer's accumulated costs up to project commencement and that the proportional attributable costs thereafter will be carried between the developer and the Government.  This policy, however, is based on the assumption that landowners do not have any existing equity interest in the project, which was the case in each of the major mines in which the government has participated to date.  In the case of EL 1093, creation of landowner equity is a condition of the licence, which means that a landowner organization may have taken up an equity interest in EL 1093 when application is made for an SML or ML.  The manner in which the government's policy would be applied in this situation will be a matter for negotiation between landowners, the Government and the project manager.

Under the Mining Act, all dealings concerning a legal or equitable interest in a mineral tenure are subject to approval by the Minister for Mining and Petroleum as well as a requirement for registration in the Register of Tenements.

Taxation

The rate of income tax under an SML for resident corporations is 35%.  The rate of income tax for an ML is 25%.  Dividends paid by resident corporations to foreign shareholders are subject to withholding tax at a rate of 17%.  The tax legislation relating to large mining operations provides relief from taxation in the initial years of the life of a mine, referred to as the investment recovery period, by allowing accelerated tax deductions for capital expenditures, including exploration expenditures on the property in question and, to a lesser extent, on other exploration licences throughout Papua New Guinea in the previous 11 years.  In addition to income tax, there is provision for an “Additional Profits Tax” which is calculated on the net cash receipts from a project and is payable when the rate of return on capital invested exceeds a specified level.  For each mine, a company is entitled to a return on capital invested at the rate of 20% after income tax but before the Additional Profits Tax is payable unless, in the first 90 days following the granting of an SML, it has elected to have the allowed rate of return set at 12% plus the average annual United States of America prime interest rate.  The rate of Additional Profits Tax is (70-n) where “n” is the applicable rate of income tax.  The structure of and scheduling of capital investment and the various available deductions has meant that on mining projects in Papua New Guinea over the past 30 years Additional Profits Tax has rarely been paid.  The Company’s Papua New Guinea subsidiaries are currently delinquent in the filing of Papua New Guinea tax returns.

A royalty is payable on all mine products to the Government of Papua New Guinea at the rate of 2% of the value of the mineral ore sale price, where the mine products are directly or indirectly exported from Papua New Guinea, or the net smelter returns applicable to deliveries of mine products where the mine products are smelted and refined in Papua New Guinea.  0.75% of the amount of this royalty can be used as a tax credit in years subsequent to payment of the royalty and 1.25% of the royalty is deductible against income.

Environment

Protection of the environment of Papua New Guinea is regulated by specific environmental legislation which is administered by the Department of the Environment and Conservation.  All mine developments require an approved environmental plan prepared in accordance with the Environmental Planning Act. Licenses may also be required under the Environmental Contaminants Act.

The requirements for environmental plans in Papua New Guinea are less rigorous than the environmental impact statements required in North America.  However, it is considered prudent for any exploration project, and the Company intends its project, to meet generally accepted international environmental standards.

Lewis Property, Nevada

Title

In June, 2002,  the Company became a party to agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

The Company, along with Great American Minerals Exploration LLC (“GAME”), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  In order to exercise their option, the Company and GAME must:

(a)

pay Lewis

(i)

US$25,000 on execution of the Lewis Agreement;

(ii)

US$2,000 per month from June 1, 2002 to December 1, 2002; and

(iii)

US$3,000 per month thereafter until the purchase option in the Lewis Agreement is terminated or exercised; and

(iv)

US$2,000,000 by December 31, 2007; and

(b)

incur exploration expenditures of US$250,000 by December 31, 2002, further exploration expenditures of US$150,000 by December 31, 2003, and at least an additional US$250,000 every year thereafter until the purchase option in the Lewis Agreement is terminated or exercised, provided that GAME and the Issuer will be allowed to credit excess expenditures in prior periods to subsequent periods.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals in favour of Lewis.  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option.  The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

The rights of the Company and GAME concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAME Agreement”).  Under the GAME Agreement, the Company can acquire a 51% interest in the Lewis Agreement by paying GAME US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company has an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year.  The Company can elect to keep its interest at 51% whereupon it will enter into a joint venture with GAME for future exploration and development of the Lewis Property, with all costs to be borne by the parties on a pro rata basis.  If the Company elects to acquire the additional 9% interest (60% in the aggregate), GAME can elect to participate on a 60/40 joint venture basis or to allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAME non-recourse project financing for GAME's remaining 25% interest.

Location, Access & Physiography

The Lewis Property consists of a contiguous group of 361 unpatented and 8 patented mining claims comprising approximately 2,225 hectares.  It is located T. 31 N., R. 43 E.  Sections 2-5, 8-11, 15-16 and 20-21 and, T. 32 N., R. 43 E.  Sections 32 and 34 Battle Mountain Mining District, Lander County, Nevada, U.S.A.  The Lewis Property is situated approximately 19 kilometres southwest of the town of Battle Mountain, Nevada, the nearest population centre.  Access to the Lewis Property is excellent with year round four-wheel-drive vehicle the preferred method.  Travelling 15 kilometres south from Battle Mountain on State Highway 305 and then west for an additional 8 kilometres along the improved gravel and dirt-based Galena Canyon access road allows access to the central portion of the property.  A series of drill roads provides adequate access to many other parts of the Lewis Property.

The Lewis Property is situated in a region of moderate to locally steep relief in north central Nevada, at elevations ranging from 1,525 to 2,400 metres above sea level.  Vegetation consists of sparse sagebrush with local juniper and cottonwood trees.  The climate is hot and semi-arid in the summer with occasional snow in winter.  The operating season is year round.

Plant and Equipment

At present, there is no underground or surface plant or equipment on the Lewis Property.

Regional and Local Geology

The Lewis Property is located in the Battle Mountain Range, in the Battle Mountain Mining District.  The Battle Mountain mineral trend hosts a number of significant modern and historic gold mines.  Most of the historic production was from high-grade underground deposits. Modern producers include Lone Tree, Trenton Canyon, Marigold and Phoenix-Fortitude.

In the Battle Mountain area in general, the stratigraphy comprises Lower and Upper Paleozoic sediments and volcanics ranging in age from Cambrian to Devonian (Harmony, Valmy and Scott Canyon Formations) juxtaposed by a series of thrust faults (Valmy, Dewit and Roberts Mountain thrusts).  These older Lower Paleozoic units are unconformably overlain by sedimentary rocks of the Pennsylvanian and Permian age platformal Antler sequence (Battle Mountain, Antler Peak, and Edna Mountain Formations).  An Upper Paleozoic siliceous and volcanic basinal assemblage comprised of the Pumpernickel and Havallah Formations are thrust over the Lower and Upper Paleozoic rocks along the Golconda and Willow Creek thrust faults, forming parts of the Golconda Allochthon.  All of these formations have been intruded by small bodies of granitic rock of Tertiary age and are overlain by small patches of Tertiary and Quaternary volcanics and recent alluvium.

Rocks of the district were initially complexly folded and later faulted. Most of the faults trend northwest, north or northeast and both normal and thrust faults are common.  Important north-trending faults on the property include the Trinity, Plumas, Hayden, Virgin-Hider, Copper Canyon-Buena Vista and Willow Creek structures.

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed to the east below the Dewit thrust, a major splay or imbricate thrust of the Roberts Mountain sole thrust.  The Scott Canyon Formation comprises approximately 1,524 metres (5,000 feet) of chert, argillite and volcanics with lessor limestone, quartzite and sandstone.  The Early to Middle Ordovician Valmy Formation locally has been subdivided into three members.  Member 1 is composed of 544 metres (1,785 feet) quartzite, chert, black shale and volcanic; Member 2 is composed of 1,120 metres (3,675 feet) chert, shale, quartzite and volcanic and Member 3 is composed of 914 metres (3,000 feet) black shale, green and black chert.  The Scott Canyon and Valmy Formations represent a western siliceous and volcanic facies assemblage deposited in deep water adjacent to the Cordilleran platform.

The structurally overlying Late Cambrian Harmony Formation represents a transitional assemblage of quartzo-feldspathic sandstone with lessor shale, limestone and volcanic, approximately 914 metres (3,000 feet) thick, which crops out in the central portion of the property.  These formations were transported eastward along the Roberts Mountain thrust fault. The Roberts Mountain thrust fault is not exposed and is postulated to occur at depth.  The Dewit Thrust separates the Harmony Formation in the hanging wall from foot wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Paleozoic siliceous and volcanic and transitional assemblages are autochthonous Upper Paleozoic clastics and carbonates of the Antler sequence comprising three formations.  The basal Battle Formation comprises 222 metres (730 feet) of conglomerate and sandstone with lessor interbedded shale and limestone of Pennsylvanian age.  The middle Antler Peak Formation comprises 60 – 518 metres (200 – 1,700 feet) of fossiliferous limestone with subordinate sandy and shaley layers of Late Pennsylvanian and Early Permian age.  The upper Edna Mountain Formation comprises 30 – 60 metres (100 – 200 feet) of calcareous shale, limestone, sandstone and conglomerate of Permian age.  These rocks crop out in the central part of the property along the Virgin Fault and Golconda Thrust.

The allochthonous Havallah assemblage of Pennsylvanian to Permian age, the basinal equivalent of the Antler sequence, has been transported from the west along the Golconda sole thrust.  The Havallah assemblage, which crops out in the western part of the property, has been divided into the Pumpernickel and Havallah Formations.  The Pumpernickel Formation slope facies comprises over 1,500 metres (5,000 feet) of chert, argillite and minor volcanic separated from the Havallah Formation basinal turbidites by the Willow Creek imbricate thrust a major splay of the Golconda thrust.  The Havallah Formation, exposed west of the Willow Creek thrust, has been subdivided into three members.  The oldest Jordy member comprises 387 metres (1,272 feet) of sandstone, chert, shale and conglomerate; the middle Trenton Canyon member, 300 metres (1,000 feet) of varied colour shale and chert; and the upper Mill Canyon member, 727 metres (2,385 feet) of quartzite, calcareous sandstone, shale, chert and conglomerate.

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district.  The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization (Theodore et. al, 1992). Most of the plutonic rocks in the area are late Eocene to early Oligocene in age (Theodore et al, 1973).  These include the granodiorites of Copper Canyon and intrusives at Copper Basin and Buffalo Valley all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s (Theodore et al, 1975,1990).

Early Oligocene welded ash-flow tuffs of the Caetano Tuff cap some of the higher ridges. The Caetano Tuff is coeval and comagmatic with the granodiorite intrusions.  Pliocene basalts locally cover some areas of lower elevation.  Recent alluvium locally fills the valley bottoms.

The complex Paleozoic structural history is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures.  Northwest-trending structures are commonly granodiorite dykes and broad folds.  North-trending normal faults are common throughout the district.  Some are pre-Eocene in age, probably reflecting the onset of Basin and Range extensional tectonics.  Locally they controlled the emplacement of intrusives and hydrothermal fluids as for example the Virgin Fault at Copper Canyon (Theodore & Blake, 1975).  Other north-trending faults, such as the range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Midas trend in this part of north-central Nevada.

Mineralization

Sulphide mineralization is vertically and concentrically zoned about the intrusions and along northerly-trending structural conduits as veins, replacements and disseminations. The mineral zones roughly correspond to the silicate mineral alteration zones, with an inner copper-gold, a middle gold-silver, an outer lead-zinc-silver-gold and possible distal arsenic-antimony zonation. Sulphide minerals on the Lewis Property include pyrite, galena, sphalerite, chalcopyrite, bornite, stibnite, arsenopyrite, pyrrhotite and tetrahedrite, which occur with a calcite-quartz gangue.  Known mineralization is confined to the sedimentary wallrocks and structural conduits and is controlled by the reactive (calcareous) lithology, structure and proximity to intrusions.

Exploration History

Mining in the Battle Mountain mining district dates back to 1863 when silver was discovered in Galena Canyon in the south-central part of the district.  Discoveries of copper and silver in the vicinity of Copper Canyon in 1864 led to the formation of the Battle Mountain mining district in 1866.  The Central Pacific Railroad came through in 1869 and aided in the development of the area.  Several small mills and smelting works were soon in operation at Galena Canyon and thirty small near surface oxidized and enriched ore bodies by 1885, and the district was quiet until 1909 when gold was discovered at Bannock near the present-day access to Copper Canyon.

Copper deposits at Copper Canyon and Copper Basin were actively mined by underground methods during both Worlds Wars.  Duval Corp. acquired the copper properties in 1961 and began large-scale open-pit operations at both Copper Canyon and Copper Basin in 1967.  Copper mining continued until 1981 when depressed prices caused operations to be suspended.  Duval Corp. continued mining gold and silver which had started with the discovery of precious metal skarns at the Tomboy and Minnie deposits in the mid 1970’s.  Discoveries of the Upper and Lower Fortitude deposits at Copper Canyon soon followed in 1980.  In 1980, Hart River Mines optioned the Lewis Property and, during the next five years, conducted drill exploration on a number of historic mineral occurrences including the Virgin, Buena Vista, Hider, White & Shiloh and Trinity showings.  In December of 1984, the Battle Mountain Gold Mining Co. was formed to assume the gold mining operations of Duval Corp., including the newly discovered Fortitude deposit at Copper Canyon.  The Lower Fortitude orebody produced over 71.5 metric tonnes (2.3 million ounces gold) and 336 metric tonnes (10.8 million ounces silver).

In 1986, American Barrick optioned the Lewis Property.  During the next three years they conducted geological mapping, geochemistry, geophysics and drilled a number of historic mineral occurrences (Virgin, Buena Vista, Trinity and Hider) as well as several new exploration targets in the south and southwest and at Antler Peak to the north.  Homestake joint ventured with Barrick and reinterpreted the data before terminating the agreement in 1989.  F.W. Lewis worked the property from 1989 until 1994 when it was optioned by Santa Fe Pacific Gold Corp. who conducted drilling at Hider target and at the historic Trinity occurrence.  F.W. Lewis Inc. negotiated a new boundary agreement in 1996 with Battle Mountain Gold.  Nighthawk North Exploration and United Tex-Sol optioned the Lewis Property in 1996-97 and completed detailed drilling at the historic Virgin-Blossom occurrence.  In 1998, Golden Phoenix optioned the property and redrilled three of the earlier Barrick holes (FWL 39, 43, 47).

Battle Mountain Gold merged with Hemlo Gold Mines in 1996.  Battle Mountain Gold announced that the new proposed Phoenix project contained a 168 metric tonne (4.9 million ounce) gold reserve in 1999. Battle Mountain Gold was bought by Newmont Mining in 1999 following their earlier acquisition of Santa Fe Pacific Gold Corp. making Newmont the largest land holder and gold producer in the district.  Following the amalgamation, Newmont announced in 2000 a 6 million ounce gold reserve at the Phoenix/Fortitude project.  Newmont optioned the Lewis Property in 2000 and conducted drilling in the Antler Peak area before terminating the agreement.

Exploration - Recent Results

Exploration within the Lewis Property has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude area, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style.  The Lewis Property covers an area including a three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 1,000 feet on the Lewis Property.  On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralizing conduit to the favorable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

In November, 2002, the Company carried out an initial nine hole 5,835-foot reverse circulation drilling program on the Lewis Property.  This program tested stratigraphic and structural targets along a 400-foot north-south extent of the Virgin Structural Zone, starting four hundred feet north of the Newmont boundary.  The objectives of this initial phase of exploration drilling were to confirm geology, structure, mineralization and continuity and expand the along-strike and up-dip extensions of Virgin style mineralization identified by previous operators.

The drilling successfully met its objectives and encountered mineralization in all of the holes.  Compilation and interpretation of previous drilling results and the Company’s recently obtained drilling results, confirms that the mineralizing system at the Fortitude deposit (the Virgin Structural Zone) continues on to the Lewis Property for considerable distance.   These results also suggest that the Virgin Structural Zone is open to expansion in every direction.

The following table outlines some of the more significant intersections through the Virgin Structural Zone from the Company’s first round of drilling and previous drilling programs:

Hole #	Azimuth / Dip	From (feet)	To (feet)	Interval (feet)*	Gold (oz/ton)
MAD-03	090 / -65	150	275	125	0.023
including		200	220	20	0.066
MAD-05	090 / -75	175	280	105	0.512
including		185	200	15	3.24
MAD-06	090 / -75	170	250	80	0.039
including		220	235	15	0.078
MAD-07	090 / -75	190	250	60	0.049
including		190	200	10	0.175
MAD-08	090 / -70	350	380	30	0.205
UTX-1	- / vert.	435	580	145	0.183
including		525	580	55	0.385
UTX-2	- / vert.	515	570	55	0.108
UTX-3	- / vert.	495	520	25	0.073
UTX-14	105 / -45	200	240	40	0.076
FWL-11	- / vert.	210	365	155	0.242
including		300	325	25	0.872
FWL-21	090 / -70	300	345	45	0.062
FWL-34	092 / -73	350	400	50	0.135
FWL-39	- / vert.	50	95	45	0.173
FWL-40	090 / -78	375	410	35	0.097
FWL-43	- / vert.	370	490	120	0.269
including		470	490	20	1.354
FWL-45	- / vert.	135	160	25	0.136

*  True thickness of mineralization in not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work.

The southernmost drilling completed to date within the Lewis Property on the Virgin Structural Zone is 400 feet north of the Lewis Property’s southern boundary with Newmont.

Proposed Exploration

The Company intends to undertake a detailed evaluation of the Virgin target area using geology, geochemistry, geophysics and drilling.  Prior to the next phase of drill testing, the Company intends to carry out geological and structural mapping, geochemical sampling and geophysical surveying to further refine and define drill targets.  This work will be followed by additional drill testing of the Virgin target including the gap from the Newmont claim boundary north to the present area of drilling, additional testing within the drilled area and testing along strike to the north.

In addition, all data related to the Copper Canyon-Buena Vista structural zone to the west, the northern extension of the Virgin Structural zone and the Trinity structural zone to the northeast will be compiled and evaluated to further define areas of potential economic interest prior to further evaluation.  Portions of these areas will also be evaluated during the preliminary geologic mapping, surface geochemistry and geophysics program focussed at the Virgin target area.

The Company estimates that the foregoing will cost approximately US$500,000.

Belencillo Property, Panama

Pursuant to an option agreement (the “Belencillo Option Agreement”) dated August 10, 1993, as amended, with Adrian Resources, S.A. (“Adrian”), the Company was granted an option to acquire a 50% interest in two exploration concessions known collectively as the Belencillo Property located in the Republic of Panama.  Subsequent to entering into the Belencillo Option Agreement, the Company and Adrian now have certain directors and officers in common.  See “Item 7 - Major Shareholders and Related Party Transactions -Related Party Transactions”.

Under the Belencillo Option Agreement, in order to exercise its option, the Company was required to pay Adrian an aggregate of $250,000 (paid), to issue to Adrian 200,000 common shares over time (all of which have been issued) and incur expenditures on exploration and development of the Belencillo Property of not less than $2,500,000 by August 31, 1998 (of which expenditures of $1,558,522 were incurred).  In addition, the Company is obliged to issue an additional 100,000 shares to Adrian on the commencement of commercial production from the Belencillo Property.

On January 18, 1999, the Company and Adrian amended the Belencillo Option Agreement to provide that the Company was deemed to have relinquished its right to acquire a 50% interest in the Belencillo Property and instead was vested with a 31.12% interest in the Belencillo Property by virtue of the payments, share issuances and expenditures which it had made.  The Company has no plans at present to carry out further exploration of the Belencillo Property.

Doing Business in Panama

The following briefly summarizes the Company's understanding of the economic and political climate in Panama based on research and information compiled by the Company from various sources which it believes to be reliable:

Democracy was restored in Panama in December of 1989 following the invasion of Panama by the U.S. military.  In May, 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of P.R.D. candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The next election was held in May 1999 and resulted in Mireya Moscoso, leader of the Arnulfista Party, becoming President of the Republic.

Mining has not historically been a significant factor in the Panamanian economy and, consequently, Panama does not have the infrastructure and trained personnel required for modern mining operations. The government of Panama has, however, included the development of mineral resources in its economic plan to diversify the Panamanian economy and has taken steps to put in place the legislative framework needed to foster development of these resources.

The Code of Mineral Resources of the Republic of Panama has been subject to substantial modifications, among which the most important are Law No. 3 of January 28, 1988 and Law No. 32 of February 9, 1996.  The main purpose of such amendments was to simplify the procedure for filing the necessary petitions to obtain concessions, either for conducting mining exploration or mining extraction operations and property rights over the minerals extracted.  These amendments grant total exemption for import taxes and customs duties for all equipment, spare parts and materials used in the development of any type of mining operations and there are no export taxes on mineral production.

An exploration concession permits the holder to explore for the minerals specified in the concession.  The rental rates payable by the holder to the Government of Panama are US$0.50 per hectare for the first 2 years, US$1.00 per hectare for the third and fourth years, and US$1.50 for the fifth year and thereon. A 2% gross overriding royalty on the value received for all minerals of higher commercial value, i.e. gold and silver, mined from the concession is payable to the Government of Panama.

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama.  Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US$0.75 and US$4.00 per hectare.  Rental rates for metallic minerals like copper, iron, zinc, aluminum and precious metals like gold and silver, are US$1.00 per hectare for the first 5 years, US$2.00 from the sixth to the tenth year, and US$3.00 the eleventh year and thereon.  A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama. However, this overriding royalty will be 4% for minerals of higher commercial value like gold and silver.

Exploitation concessions generally permit the holder to carry out additional pre-development exploration, to construct all necessary production facilities and to extract, process, store, transport, market and export the minerals subject to the concession so long as production is ongoing.

In 1995, the Panamanian Tax Reform Law was enacted to simplify the corporate income tax rates applicable to income earned in Panama (Law No. 28 of June 20, 1995).  Since June 1995, the corporate income tax rate is 30%.  In addition to corporate income tax, Panamanian law provides for a dividend tax.  With the exceptions provided for in the Fiscal Code of the Republic of Panama, all corporations must retain 10% of the amounts they may distribute among their shareholders as dividends or share quotas.  In case dividends are not distributed, or the entire amount distributed as dividend or share quota is less than 40% of the net profit of that fiscal period, minus taxes paid by the corporation, the corporation must cover 10% of the remainder.

The Fiscal Code of the Republic of Panama indicates certain expenses which may be deducted from the income tax, applicable to companies conducting mining activities.  Additionally, the Code of Mineral Resources establishes certain expenses related to said activities that may be deducted from income tax as well.

There are currently no significant restrictions on repatriation from Panama of earnings to foreign entities other than the income tax and the dividends tax referred to above.  There are currently no currency exchange or foreign investment restrictions of material significance.

Based on the Company's understanding of current Panamanian environmental laws and regulations, the Company does not anticipate that such laws will have any adverse material impact on any operations it may conduct in the future.

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2002, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea.  As a result, the Company’s future mineral exploration and potential mining activities may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of accounts receivable of $6,825 and a write-down of marketable securities of $2,250.  During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.

Expenses for the fiscal year ended October 31, 2002 were $678,381, up slightly from $645,644 for the fiscal year ended October 31, 2001.  This increase is primarily due to increased wages.  Wages for the fiscal year ended October 31, 2002 increased to $297,325 from $230,399 for the fiscal year ended October 31, 2001, largely as a result of a greater percentage of wages being allocable to general and administrative expenses rather than to resource properties.

The net loss for the fiscal year ended October 31, 2002 was $677,995 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2001 of $3,089,312 or $0.07 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2003.

Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended October 31, 2000

During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.  During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167 and interest income of $170,644.  Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.

Expenses for the fiscal year ended October 31, 2001 were $645,644, down from $735,481 for the fiscal year ended October 31, 2000.  This decrease is primarily due to decreased audit and accounting fees, depreciation, filing fees and public relations costs.  Audit and accounting fees for the fiscal year ended October 31, 2001 decreased to $49,176 from $69,228 for the fiscal year ended October 31, 2000, largely as a result of the cost of tax structuring advice during the prior year.  During the fiscal year ended October 31, 2001, the Company incurred depreciation of $24,783, as compared with $66,863 in the fiscal year ended October 31, 2000.  Filing fees for the fiscal year ended October 31, 2001 decreased to $8,804 from $18,098 for the fiscal year ended October 31, 2000, largely as a result of fees associated with the acquisition by the Company of an additional interest in the Mt. Kare Property and with financings carried out during the fiscal year ended October 31, 2000.  Public relations expenses fell to $70,677 in the fiscal year ended October 31, 2001 from $159,594 in the fiscal year ended October 31, 2000 as a result of market awareness programs undertaken in the prior year.

The net loss for the fiscal year ended October 31, 2001 was $3,089,312 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2000 of $590,004 or $0.01 per share.

Fiscal Year Ended October 31, 2000 Compared to Fiscal Year Ended October 31, 1999

During the fiscal year ended October 31, 2000, the Company recorded interest income of $170,644.  During the fiscal year ended October 31, 1999, the Company recorded interest income of $147,301.  Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.   During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167, as compared with $248,583 in the fiscal year ended October 31, 1999, as a result of currency fluctuations associated with exploration of its Mt. Kare Property.

Expenses for the fiscal year ended October 31, 2000 were $735,481, down from $802,461 for the fiscal year ended October 31, 1999.  This decrease is primarily due to decreased legal fees, office and rent costs and wages.  Legal expenses for the fiscal year ended October 31, 2000 decreased to $51,112 from $82,397 for the fiscal year ended October 31, 1999, largely as a result of the level of work related to the negotiation and settlement of the sale agreement under which the Company acquired an additional interest in the Mt. Kare Property during the fiscal year ended October 31, 1999.  Public relations expenses rose to $159,594 in the fiscal year ended October 31, 2000 from $123,244 in the fiscal year ended October 31, 1999.  During the fiscal year ended October 31, 2000, office and rent costs decreased to $178,361 from $230,772 for the fiscal year ended October 31, 1999 as a result of cost sharing arrangements as the other companies sharing space with the Company agreed to pay a higher level of rent following renegotiation of the head lease and office costs were reapportioned following a review of work carried out on behalf of those other companies.  Wages and other labour costs decreased to $203,809 for the fiscal year ended October 31, 2000 from $288,429 for the fiscal year ended October 31, 1999 as a result of the decreased exploration activity of the Company.

The net loss for the fiscal year ended October 31, 2000 was $590,004 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 1999 of $903,743 or $0.04 per share.

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.  The Company's principal property, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks, which are more fully described in “Item 3 - Key Information - D. Risk Factors”.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At October 31, 2002, the Company had working capital of $244,000, which, together with the proceeds from the private placements subsequent to the year-end, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

October 31, 2002 Compared to October 31, 2001

At October 31, 2002, the Company's current assets totalled $368,397 compared to $1,232,047 at October 31, 2001.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities decreased slightly  to $124,397 from $133,149.   As a result of these same factors, working capital was $244,000 at October 31, 2002 as compared with working capital of $1,098,898 at October 31, 2001.  The Company had no long-term debt at either October 31, 2002 or October 31, 2001.

At October 31, 2002, the Company had total assets of $41,586,554 as compared with $41,372,266 at October 31, 2001.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2002 was $52,787,448, up from $51,916,544 as at October 31, 2001 due to the issuance of share capital.  During the fiscal year ended October 31, 2002, the Company issued 8,700,000 common shares at a price of $0.10 per share pursuant to a private placement to generate net proceeds of $775,468 and issued 320,000 shares recorded at $32,000 pursuant to a finder’s fee and 583,579 shares recorded at $63,436 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2002 and October 31, 2001 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2002, the Company incurred property expenditures of $1,012,883, compared to $1,441,446 during the fiscal year ended October 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2001 Compared to October 31, 2000

At October 31, 2001, the Company's current assets totalled $1,232,047 compared to $3,063,332 at October 31, 2000.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property.  During the same period, total liabilities decreased to $133,149 from $228,090, due primarily to the Company’s decreased exploration activities on the Mt. Kare Property.   As a result of these same factors, working capital was $1,098,898 at October 31, 2001 as compared with working capital of $2,835,242 at October 31, 2000.  The Company had no long-term debt at either October 31, 2001 or October 31, 2000.

At October 31, 2001, the Company had total assets of $41,372,266 as compared with $44,340,619 at October 31, 2000.  This decrease is due principally to general and administrative expenses and a write-off of resource properties offset by proceeds from the sale of share capital during the year.

Share capital as at October 31, 2001 was $51,916,544, up from $51,700,144 as at October 31, 2000 due to the issuance of share capital.  During the fiscal year ended October 31, 2000, the Company issued 733,137 common shares at a price of $0.21 per share pursuant to a private placement to generate net proceeds of $151,284 and issued 609,353 shares recorded at $65,116 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2001 and October 31, 2000 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property.  During the fiscal year ended October 31, 2001, the Company incurred property expenditures of $1,441,446, compared to $3,315,257 during the fiscal year ended October 31, 2000.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2000 Compared to October 31, 1999

At October 31, 2000, the Company's current assets totalled $3,063,332 compared to $2,336,104 at October 31, 1999.  The increase is primarily attributable to the sale of share capital.  During the same period, total liabilities decreased to $228,090 from $868,746, due primarily to the Company’s decreased exploration activities on the Mt. Kare Property and the fact that the Company’s former joint venture partner had not sent in advance its contribution to the costs of exploration of the Mt. Kare property.   As a result of these same factors, working capital was $2,835,242 at October 31, 2000 as compared with working capital of $1,467,358 at October 31, 1999.  The Company had no long-term debt at either October 31, 2000 or October 31, 1999.

At October 31, 2000, the Company had total assets of $44,340,619 as compared with $31,792,346 at October 31, 1999.  This increase is due principally to its acquisition of a further 25% interest in the Mt. Kare property.

Share capital as at October 31, 2000 was $51,700,144, up from $39,088,378 as at October 31, 1999 due to the issuance of share capital.  During the fiscal year ended October 31, 2000, the Company issued 47,170 shares pursuant to the exercise of warrants to generate net proceeds of $25,000 and 8,631,157 units pursuant to a private placement to generate net proceeds of $5,186,766.  Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.70 per share until February 28, 2001 and thereafter at a price of $0.90 per share until February 28, 2002.  The Company also issued 10,000,000 shares recorded at $7,400,000 in connection with its acquisition of a further 25% interest in the Mt. Kare property.  See “Item 4 - Information on the Company - Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea” below.

The Company's largest cash outflow in the fiscal years ended October 31, 2000 and October 31, 1999 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property.  During the fiscal year ended October 31, 2000, the Company incurred property expenditures of $3,315,257, compared to $6,504,282 during the fiscal year ended October 31, 1999.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Subsequent Events

Subsequent to the fiscal year ended October 31, 2002, the Company arranged a brokered private placement of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.

Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission of 8% of the gross proceeds, payable half in cash and half in units, and issued to Canaccord 4,000 units and 600,500 brokers warrants.

Also subsequent to the fiscal year ended October 31, 2002, the Company arranged a brokered private placement of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.

Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission and a finder’s fee of 8% of the gross and issued to Canaccord 4,000 units and 1,650,000 brokers warrants also exercisable at Company at a price of $0.25 per share until February 24, 2004

The proceeds from these placements will be used to fund the resumption of exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The major measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings for the fiscal years ended October 31, 2002, 2001 and 2000 would have been reduced by $1,067,823, increased by $409,936 and reduced by $3,315,257, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Outlook

For the remainder of the fiscal year ending October 31, 2003, the Company’s activities will focus on the exploration of the Mt. Kare Property and the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Abdullah Basodan

Dr. Basodan is a director of the Company.  He is an economist who has worked both as an assistant professor of Economics at King Saud University and as a senior advisor to the Ministries of Petroleum and Resources of Saudi Arabia.  From 1991 to 2000, Dr. Basodan was the President of Nimir Petroleum Company, an oil company with exploration and production operations in twelve countries.  He has extensive connections with international financial institutions and is a director of a number of companies both in Saudi Arabia and in other countries.  Dr. Basodan is 49 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 55 years old.

Donald W. Kohls

Dr. Kohls is a director of the Company and holds a B.A. from Carleton College and an M.S. and a Ph.D., both in geology, from the University of Minnesota.  He is an exploration geologist and was the Vice-President Explorations for Consolidated Goldfields from April 1976 to July 1991.  During the period, he was directly involved in discovering and developing economic deposits of gold, silver, lead, zinc and heavy minerals sands around the world. Dr. Kohls is 67 years old.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is a director of the Company.  She holds a B.B.A. from Trinity Western University.  Ms. McLeod-Seltzer is a financier who has been the President of Pacific Rim Mining Corp. since 1997.  Her business experience is in public relations and the provision or arrangement of financing for mineral exploration.  Ms. McLeod-Seltzer was formerly the President and C.E.O. of Arequipa Resources Ltd. prior to that company’s acquisition by Barrick Gold Corp.  Before her involvement with Arequipa Resources Ltd., Ms. McLeod-Seltzer worked for Yorkton Securities Inc. in various capacities.  Ms. McLeod-Seltzer is 42 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst.  Mr. Sibthorpe is 53 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 44 years old.

B.

Compensation

During the fiscal year ended October 31, 2002, the Company paid a total of $242,425 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President and Chief Executive Officer; and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2002, 2001 and 2000 in respect of the individuals who were, at October 31, 2002, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

				Awards		Payouts

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)

Chet Idziszek Chairman of the Board, President, Chief Executive Officer	2002 2001 2000	$133,125 $148,594 $150,000	$1,000 $3,000 $1,500	nil nil nil	nil 488,080 83,080	N/A N/A N/A	N/A N/A N/A	nil nil nil

J.G. Stewart Corporate Secretary	2002 2001 2000	nil nil nil	$1,000 nil nil	$107,300 $85,500 $90,000	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The Company did not grant any stock options during the fiscal year ended October 31, 2002 to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	488,080	nil

J.G. Stewart	nil	nil	300,000	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on October 31, 2002, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart received $107,300 for professional services rendered.

The Company did not grant any stock options during the fiscal year ended October 31, 2002 to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2002 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Abdullah Basodan	nil	nil	325,000	nil

Donald W. Kohls	nil	nil	195,000	nil

Catherine McLeod-Seltzer	nil	nil	125,000	nil

Robert Sibthorpe	nil	nil	125,000	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.

3

The figures relate solely to stock options.

4

The closing price of common shares of the Company on the TSX on October 31, 2002 was less than the exercise price of the stock options.

5

All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2002.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Abdullah Basodan has been a director of the Company since December 17, 1997. Chet Idziszek has been a director of the Company since November 7, 1993, the Chief Executive Officer of the Company since April 23, 1997 and the Chairman of the Board of Directors of the Company since November 8, 1999 and the President of the Company since August 31, 2001.  Donald Kohls has been a director of the Company since November 7, 1993.  Catherine McLeod-Seltzer has been a director of the Company since April 23, 1997.  Robert Sibthorpe has been a director of the Company since July 23, 1996.  J.G. Stewart has been a director of the Company since April 23, 1997 and the Secretary of the Company since July 15, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Donald W. Kohls, Catherine McLeod-Seltzer and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended October 31, 2002, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2001, the Company had an average of 24 employees.  Of these, eight persons worked out of the Company’s head office and the balance of sixteen persons worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of 24 employees, three worked in management roles (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of sixteen worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and the rest in Papua New Guinea).  Of those employed as geologists or in other aspects of the Company’s mineral exploration work, all were casual or temporary employees.  During the fiscal year ended October 31, 2000, the Company had an average of 60 employees.  Of these, nine persons worked out of the Company’s head office, three persons worked out of the Company’s Papua New Guinea office and the balance of 48 persons worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of 60 employees, four worked in management roles (three in Canada and one in Papua New Guinea), four in secretarial roles (two in Canada and two in Papua New Guinea), two in accounting roles (in Canada) and the balance of 51 worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and the rest in Papua New Guinea).  Of those employed as geologists or in other aspects of the Company’s mineral exploration work, 40 were casual or temporary employees.  The number of the Company’s employees fluctuates based on the level of the Company’s exploration activities.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at March 7, 2003	Number of Options or Warrants Outstanding at March 7, 2003	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date

Abdullah Basodan	2,301,533	250,000	4.2%	$0.12	Sept. 21, 2003
		325,000		$0.17	March 6, 2006
Abdullah Basodan		150,000		$0.20	December 30, 2007

Chet Idziszek	729,053	488,080	2.3%	$0.17	March 6, 2006
		427,000		$0.20	December 30, 2007

Donald W. Kohls	272,237	195,000	0.8%	$0.17	March 6, 2006
		150,000		$0.20	December 30, 2007

Catherine McLeod-Seltzer	3,400	125,000 150,000	0.4%	$0.17 $0.20	March 6, 2006 December 30, 2007

Robert Sibthorpe	nil	125,000	0.4%	$0.17	March 6, 2006
		150,000		$0.20	December 30, 2007

J.G. Stewart	7,500	300,000	0.9%	$0.17	March 6, 2006
		325,000		$0.20	December 30, 2007

Total:	3,310,323	3,160,080	9.0%

1

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 1, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 72,067,164 Common Shares outstanding as of March 7, 2003.

On April 23, 1997 the Company adopted a stock option plan (the “Plan”) which authorizes the Company’s board of directors to grant incentive stock options to the directors, officers and employees of the Company or its associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the Canadian Venture Exchange.  Under the terms of the Plan, the aggregate number of common shares of the Company reserved for issuance under the Plan at any time may not exceed 3,315,580 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On November 7, 2002, the Company’s board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 3,315,580 to 5,984,000.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at March 7, 2003	Percentage of Common Shares Outstanding at March 7, 2003

Prudent Bear Fund	5,500,000	7.6%

Jipangu Inc.	7,692,310	10.7%

Sprott Asset Management Inc.	5,500,000	7.6%

Goldcorp Inc.	5,500,000	7.6%

Total:	24,192,310	33.6%

Jipangu Inc. acquired all of its common shares during the fiscal year ended October 31, 2000.  Prudent Bear Fund acquired all of its common shares during the fiscal year ended October 31, 2002 and the fiscal year ending October 31, 2003.  The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at March 7, 2003 there were 72,067,164 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, as at such date there were 259 registered holders of the Company's common shares resident in the United States, holding an aggregate 15,299,351 common shares, including 7,798,922 shares held by Cede & Co.  This number represents approximately 21.2% of the total issued and outstanding common shares of the Company as at March 7, 2002.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at March 7, 2003 there were 2,544 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 23,217,228 common shares.  This number represents approximately 32.2% of the total issued and outstanding common shares of the Company as at March 7, 2003, also including the 7,798,922 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 2,802 holders holding an aggregate 30,717,657 common shares.  This number represents approximately 42.6% of the total issued and outstanding common shares of the Company as at March 7, 2003.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2002 which contain an Audit Report dated December 16, 2002 except as to notes 1 and 15 which are as of February 24, 2003, Balance Sheets as at October 31, 2002 and 2001, Statements of Loss and Deficit for the Fiscal Years Ended October 31, 2002, 2001 and 2000, Statements of Cash Flows for the Fiscal Years Ended October 31, 2002, 2001 and 2000 and Notes to the Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

                 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2003	$0.27	$0.11
February	$0.26	$0.20
January	$0.27	$0.19
First Quarter	$0.27	$0.11
2002	$0.34	$0.04
December	$0.23	$0.13
November	$0.17	$0.11
October	$0.17	$0.12
September	$0.22	$0.16
Fourth Quarter	$0.22	$0.12
Third Quarter	$0.34	$0.08
Second Quarter	$0.23	$0.08
First Quarter	$0.10	$0.04
2001	$0.25	$0.06
Fourth Quarter	$0.11	$0.06
Third Quarter	$0.19	$0.07
Second Quarter	$0.20	$0.11
First Quarter	$0.25	$0.17
2000	$1.18	$0.17
1999	$2.40	$0.59
1998	$2.45	$0.98

The closing price of the Company's common shares on the TSX Venture Exchange on March 3, 2002 was $0.22.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2003	US$0.189	US$0.075
February	US$0.175	US$0.125
January	US$0.189	US$0.1165
First Quarter	US$0.189	US$0.075
2002	US$0.215	US$0.0325
December	US$0.145	US$0.08
November	US$0.115	US$0.075
October	US$0.115	US$0.08
September	US$0.15	US$0.1059
Fourth Quarter	US$0.145	US$0.08
Third Quarter	US$0.215	US$0.0818
Second Quarter	US$0.095	US$0.055
First Quarter	US$0.07	US$0.0325
2001	US$0.18	US$0.035
Fourth Quarter	US$0.08	US$0.035
Third Quarter	US$0.11	US$0.05
Second Quarter	US$0.15	US$0.07
First Quarter	US$0.18	US$0.10
2000	US$0.82	US$0.10
1999	US$1.605	US$0.41
1998	US$2.0625	US$0.625

The closing price of the Company's common shares on the Over The Counter Bulletin Board on March 3, 2003 was US$0.15.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) since July 30, 1980 and have traded on the Over The Counter Bulletin Board since February 25, 1997.

D.

Selling Stockholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was incorporated on August 20, 1979 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under incorporation number 195584.  The Company is not limited in its objects and purposes.

With respect to directors, the Articles of the Company provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(i)

any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(iii)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv)

determining the remuneration of the directors;

(v)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi)

the indemnification of any director by the Company.

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries.  No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries) other than a shareholder rights plan adopted by the Board of Directors of the Company effective March 5, 1998 which authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to March 5, 1998.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

A takeover bid made by way of "Permitted Bid" under the rights plan will not trigger the separation and exercise of the rights.  A Permitted Bid is a bid made to all holders of common shares for all shares which are outstanding, and must be made by way of takeover bid circular.  If at the end of 60 days after a takeover bid made by way of a Permitted Bid is announced at least 50% of the outstanding common shares (excluding the bidder's) have been tendered to the bid, the bidder may take up and pay for the shares, and must also extend the bid for an additional 10 days to allow other shareholders to tender their shares.

Unless they are redeemed earlier, the rights will expire ten years from March 5, 1998.

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The Company has not entered into any contracts other than the ordinary course of business during the past two years.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisition of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E

Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately following the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

F

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, during normal business hours.

I

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at October 31, 2002, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 5, 1998 the Board of Directors of the Company adopted a shareholder rights plan and authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to March 5, 1998.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

A takeover bid made by way of "Permitted Bid" under the rights plan will not trigger the separation and exercise of the rights.  A Permitted Bid is a bid made to all holders of common shares for all shares which are outstanding, and must be made by way of takeover bid circular.  If at the end of 60 days after a takeover bid made by way of a Permitted Bid is announced at least 50% of the outstanding common shares (excluding the bidder's) have been tendered to the bid, the bidder may take up and pay for the shares, and must also extend the bid for an additional 10 days to allow other shareholders to tender their shares.

The rights plan was approved by the shareholders of the Company at the annual general meeting of the Company held on April 28, 1998.  Unless they are redeemed earlier, the rights will expire ten years from March 5, 1998.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 14 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see pages 14 and 15 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.

Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC	E-249
4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC	E-294
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Madison Enterprises Corp.

(an exploration stage company)

Consolidated Financial Statements

October 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

February 24, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as presented in note 14. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in the United States, and their report follows.

“Chet Idziszek”

“James G. Stewart”

Chet Idziszek

James G. Stewart

President

Director

Independent Auditors’ Report

To the Shareholders of

Madison Enterprises Corp.

We have audited the consolidated balance sheets of Madison Enterprises Corp. as at October 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended October 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended October 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

December 16, 2002

(except for notes 1 and 15, which are as of February 24, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Madison Enterprises Corp.

(an exploration stage company)

Consolidated Balance Sheets

As at October 31, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $
Assets

Current assets
Cash and cash equivalents	262,096	1,127,560
Marketable securities (note 3)	7,987	-
Accounts receivable (note 9(d))	64,457	40,630
Prepaid expenses and deposits	33,857	63,857

	368,397	1,232,047

Resource properties and deferred costs (note 4)	41,128,775	40,060,952

Deferred financing costs (note 15(a))	29,279	-

Fixed assets (note 5)	60,103	79,267

	41,586,554	41,372,266

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9(b))	124,397	133,149

Shareholders’ Equity

Capital stock (note 6)
Authorized
100,000,000 common shares without par value

Issued
55,676,585 (2001 - 46,073,006) common shares	52,787,448	51,916,544

Stock options (note 7)	30,131	-

Share purchase warrants (note 8)	1,167,167	1,167,167

Deficit	(12,522,589)	(11,844,594)

	41,462,157	41,239,117

	41,586,554	41,372,266

Nature of operations and going concern (note 1)

Contingencies and commitments (note 11)

Subsequent events (note 15)

Approved by the Board of Directors

“Chet Idziszek”

 Director

“James G. Stewart”

 Director

The accompanying notes are an integral part of these consolidated financial statements.

Madison Enterprises Corp.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $

General and administrative expenses
Accounting and audit	42,467	49,176	69,228
Bank charges	1,366	1,141	1,708
Capital taxes	-	-	4,072
Depreciation	19,462	24,783	66,863
Filing fees	14,977	8,804	18,098
Insurance	3,623	4,377	26,978
Legal fees	27,991	55,930	51,112
Office and rent	282,513	250,987	178,361
Office rent reimbursements (note 9(c))	(154,643)	(136,284)	(83,433)
Property examination - net of tax credit	(11,719)	65,917	-
Public relations	89,094	70,677	159,594
Shareholder information	8,974	5,062	10,784
Stock-based compensation	30,131	-	-
Transfer agent’s fees	8,132	7,389	8,859
Travel	18,688	7,286	19,448
Wages	297,325	230,399	203,809

	678,381	645,644	735,481

Other
Interest earned	(15,289)	(82,895)	(170,644)
Foreign exchange loss (gain)	5,828	(30,530)	25,167
Loss on settlement of accounts receivable	6,825	-	-
Writedown of marketable securities	2,250	-	-
Write-off of resource properties and deferred costs	-	2,557,593	-

Loss for the year	677,995	3,089,812	590,004

Deficit - Beginning of year	11,844,594	8,754,782	8,164,778

Deficit - End of year	12,522,589	11,844,594	8,754,782

Basic and diluted loss per share	(0.01)	(0.07)	(0.01)

Weighted average number of shares outstanding	51,943,683	45,444,423	41,468,623

The accompanying notes are an integral part of these consolidated financial statements.

Madison Enterprises Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $

Cash flows from operating activities
Loss for the year	(677,995)	(3,089,812)	(590,004)
Items not affecting cash
Depreciation	19,462	24,783	66,863
Loss on settlement of accounts receivable	6,825	-	-
Stock-based compensation	30,131	-	-
Writedown of marketable securities	2,250	-	-
Write-off of resource properties and deferred costs	-	2,557,593	-
Change in non-cash working capital items
(Increase) decrease in accounts receivable	(40,889)	16,484	(7,518)
Decrease (increase) in prepaid expenses and deposits	30,000	411	(56,328)
Decrease in accounts payable and accrued liabilities	(12,081)	(26,536)	(164,823)

	(642,297)	(517,077)	(751,810)

Cash flows from financing activities
Net proceeds from issuance of capital stock	807,468	151,284	5,211,766
Payment of deferred financing costs	(17,454)	-	-

	790,014	151,284	5,211,766

Cash flows from investing activities
Expenditures on resource properties	(1,012,883)	(1,441,446)	(3,315,257)
Purchase of fixed assets	(298)	(7,151)	(5,484)

	(1,013,181)	(1,448,597)	(3,320,741)

(Decrease) increase in cash and cash equivalents	(865,464)	(1,814,390)	1,139,215

Cash and cash equivalents - Beginning of year	1,127,560	2,941,950	1,802,735

Cash and cash equivalents - End of year	262,096	1,127,560	2,941,950

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Nature of operations and going concern

The company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the company has not earned significant revenues and is considered to be in the exploration stage.

At October 31, 2002, the company had working capital of $244,000, which, together with the proceeds from the private placements subsequent to the year-end (note 15(a) and (c)), management believes will be sufficient to meet the company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property (note 4(b)) for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

Significant accounting policies

Generally accepted accounting principles

The consolidated financial statements are presented in accordance with generally accepted accounting principles (GAAP) applicable in Canada and have been reconciled to GAAP applicable in the United States as disclosed in note 14.

Basis of consolidation

These consolidated financial statements include the accounts of the company and the following wholly owned subsidiaries: Madison Enterprises (PNG) Pty. Ltd., Matu Mining Pty. Ltd., Frontier Mining & Exploration NL, and Oakland Limited, all Papua New Guinea corporations; Madison Enterprises (BVI) Inc., a British Virgin Island corporation; Madison Enterprises (Latin American), S.A., a Panama corporation; and Madison Resources (New Mexico), Inc., a New Mexico corporation.

(1)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents comprise cash, demand deposits and term deposits maturing within 90 days from the original date of acquisition.

Marketable securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

Resource properties and deferred costs

Acquisition costs of resource properties together with direct exploration expenditures on those properties are deferred. Where necessary, the carrying values of resource properties are written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the company and others suggest impairment, management assesses if carrying value can be recovered.

Fixed assets

Fixed assets are recorded at cost and depreciation is provided using the declining balance method at the following rates:

Computer equipment

30%

Furniture and fixtures

20%

Office equipment

20%

(2)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Foreign currency translation

Foreign operations are integrated and translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for depreciation, are translated at the average rate of exchange during the year. Translation gains and losses are reflected in the loss for the year.

Foreign currency denominated monetary accounts of the company are translated at the year-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

Effective November 1, 2001, the company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (CICA) for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are vested, based on the estimated fair value at the grant date.

The company has elected not to follow the fair value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock options are granted. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to capital stock. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro forma information.

(3)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3

Financial instruments

At October 31, 2002, the carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values based on the nature of these instruments. The quoted market value of marketable securities held is $7,987.

Resource properties and deferred costs

				2002

	Acquisition costs $	Option fees $	Exploration expenditures $	Total $

Mt. Kare, Papua New Guinea (a)	9,612,905	-	31,116,319	40,729,224
Lewis Property, Nevada (b)	-	103,409	296,142	399,551

	9,612,905	103,409	31,412,461	41,128,775

				2001

	Acquisition costs $	Option fees $	Exploration expenditures $	Total $

Mt. Kare, Papua New Guinea (a)	9,612,905	-	30,448,047	40,060,952

(4)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Acquisition costs, option fees and exploration expenditures incurred during the years ended October 31, 2001 and 2002 are as follows:

	Mt. Kare, Papua New Guinea $	Belencillo, Panama $	Other $	Lewis Property, Nevada $	Totals $

Balance - October 31, 2000	38,796,893	2,267,471	116,024	-	41,180,388

Assays	42,282	-	-	-	42,282
Camp costs	109,260	-	159	-	109,419
Community relations	173,104	-	-	-	173,104
Contractors/geologic staff	410,332	-	111,340	-	521,672
Drilling	97,604	-	-	-	97,604
Evaluation of alluvial resource	38,412	-	-	-	38,412
Geological supplies and equipment	216	-	-	-	216
Helicopter	72,222	-	-	-	72,222
Land and legal	94,095	-	30,713	-	124,808
Port Moresby office	30,915	-	-	-	30,915
Technical reports, printing and copying	1,569	-	1,840	-	3,409
Travel and accommodation	194,048	-	30,046	-	224,094

	1,264,059	-	174,098	-	1,438,157
Write-off of resource properties and deferred costs	-	(2,267,471)	(290,122)	-	(2,557,593)

Balance - October 31, 2001	40,060,952	-	-	-	40,060,952

Assays	6,468	-	-	443	6,911
Camp costs	51,903	-	-	155	52,058
Community relations	107,746	-	-	-	107,746
Contractors/geologic staff	235,664	-	-	92,048	327,712
Drilling	-	-	-	86,625	86,625
Evaluation of alluvial resource	2,006	-	-	-	2,006
Geological supplies and equipment	-	-	-	2,812	2,812
Helicopter	116,176	-	-	-	116,176
Land and legal	64,631	-	-	90,783	155,414
Option fees	-	-	-	103,409	103,409
Port Moresby office	35,250	-	-	-	35,250
Technical reports, printing and copying	-	-	-	5,726	5,726
Travel and accommodation	56,328	-	-	17,550	73,878
VAT refundable	(7,900)		-	-	(7,900)

	668,272	-	-	399,551	1,067,823

Balance - October 31, 2002	40,729,224	-	-	399,551	41,128,775

(5)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

a)

Mt. Kare, Papua New Guinea

The company owns a 90% interest in the Mt. Kare property located in Papua New Guinea. The remaining 10% of the property is held in trust for the traditional landowners at Mt. Kare. The company acquired a 65% interest in Mt. Kare pursuant to an option agreement, and the remaining 25% interest was acquired pursuant to a sale agreement which closed during the year ended October 31, 2000.

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms. The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro rata in additional required development expenditures. During the year ended October 31, 2002, the exploration license was renewed for a further two-year term to August 30, 2004.

b)

Lewis Property, Nevada

During the year ended October 31, 2002, the company entered into agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, located in Lander County in the Battle Mountain District of central Nevada.

The company and Great American Minerals Exploration LLC (GAME) have entered into an exploration and option to purchase agreement with F.W. Lewis Inc. dated May 29, 2002 (the Lewis Agreement) to jointly acquire a 100% interest in the Lewis Property.

The company and GAME have entered into a joint venture letter agreement dated May 23, 2002 (the GAME Agreement). Under the GAME Agreement, the company can acquire a 51% interest in the Lewis Property and then elect to enter into a joint venture with GAME or earn up to a 75% interest.

To exercise their option to acquire a joint 100% interest in the Lewis Property, the company and GAME must make the following payments:

i)

US$25,000 on execution of the Lewis Agreement (paid);

ii)

US$2,000 per month from June 1, 2002 to December 1, 2002 (US$10,000 paid);

iii)

US$3,000 per month thereafter until the purchase option in the Lewis Agreement is exercised or terminated; and

iv)

purchase option of US$2,000,000 by December 31, 2007.

(6)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

The company is committed to initial on-site exploration expenditures of US$250,000 by December 31, 2002, which must be paid regardless of any termination of the Lewis Agreement. In subsequent years, unless the purchase option is exercised by January 1 or the Lewis Agreement is terminated before December 1, the company must incur a further US$150,000 to December 31, 2003 and US$250,000 in subsequent years in on-site exploration expenditures each year. Excess expenditures may be carried forward and credited against these commitments. See note 15(b).

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

Under the GAME Agreement, the company can acquire a 51% interest in the Lewis Property by paying GAME US$25,000 (paid) and paying the US$111,000 (US$10,000 paid) in property payments which are due before December 31, 2004 pursuant to the Lewis Agreement. The company must also incur US$650,000 in on-site exploration expenditures by December 31, 2004 as required under the Lewis Agreement. Once the company has earned a 51% interest, it can elect to enter into a joint venture with GAME with all costs to be borne by the parties on a pro rata basis. Alternatively, the company can earn a further 9% interest by paying the US$72,000 in property payments due from January 1, 2005 to December 31, 2006 and incurring a further US$500,000 in exploration expenditures by December 31, 2006 with US$250,000 to be spent in each year. If the company elects to acquire the additional 9% interest, GAME can elect to participate on a 60/40 joint venture basis or allow the company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging non-recourse project financing for GAME’s remaining 25% interest.

c)

Belencillo, Panama

The company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama, with the remaining interest being held by Adrian Resources Ltd., a company related by directors in common. The company currently has no intention to make further exploration expenditures on the property and, accordingly, during the year ended October 31, 2001, wrote off $2,267,471.

d)

Other

During the year ended October 31, 2001, the company wrote off all of the costs related to the technical due diligence of a potential mineral property acquisition amounting to $290,122.

(7)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

5

Fixed assets

			2002

	Cost $	Accumulated depreciation $	Net $

Computer equipment	118,099	93,196	24,903
Furniture and fixtures	64,320	38,425	25,895
Office equipment	25,666	16,361	9,305

	208,085	147,982	60,103

			2001

	Cost $	Accumulated depreciation $	Net $

Computer equipment	117,801	82,534	35,267
Furniture and fixtures	64,320	31,951	32,369
Office equipment	25,666	14,035	11,631

	207,787	128,520	79,267

Capital stock

Changes in issued capital stock during the years ended October 31, 2002, 2001 and 2000 were as follows:

	Number of shares	Amount $

Balance - October 31, 1999	26,052,189	39,088,378
Acquisition (b)	10,000,000	7,400,000
Private placement (c)	8,631,157	5,610,252
Share issue costs (c)	-	(423,486)
Exercise of warrants (note 8)	47,170	25,000

Balance - October 31, 2000	44,730,516	51,700,144
Private placement (d)	733,137	151,284
Compensation (e)	609,353	65,116

Balance - October 31, 2001	46,073,006	51,916,544
Compensation (f)	583,579	63,436
Private placement (g)	8,700,000	870,000
Finder’s fee (g)	320,000	32,000
Share issue costs (g)	-	(94,532)

Balance - October 31, 2002	55,676,585	52,787,448

(8)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

a)

The shareholders have adopted a shareholder rights plan (the Plan) creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid.” The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the company by an individual or several persons acting in concert in a transaction not approved by the board of directors. The Plan has a ten-year term and expires on March 5, 2008.

b)

During the year ended October 31, 2000, the company issued 10,000,000 common shares and 3,175,000 non-transferable common share purchase warrants as consideration for the acquisition of an additional 25% interest in the Mt. Kare property. Each warrant entitles the purchase of an additional common share of the company at a price of $1.00 per share until November 17, 2001 and thereafter at $1.50 per share until November 17, 2002. Subsequent to October 31, 2002, these warrants lapsed unexercised.

c)

During the year ended October 31, 2000, the company issued 8,631,157 units at a price of $0.65 per unit, generating proceeds of $5,186,766 (net of $423,486 in commission and issuance costs). Each unit consists of one common share and one-half share purchase warrant. Each whole warrant entitles the purchase of an additional common share of the company at a price of $0.70 per share until February 28, 2001 and thereafter at a price of $0.90 until February 28, 2002. The company also issued a broker’s warrant entitling the purchase of up to 847,731 common shares of the company at a price of $0.70 per share until February 28, 2001 and $0.90 per share thereafter until February 28, 2002. During the year ended October 31, 2002, these warrants lapsed unexercised.

d)

On February 1, 2001, the company closed a private placement of 733,137 common shares at a price of $0.21 per share to generate proceeds of $151,284, net of share issue costs of $2,675.

e)

During the year ended October 31, 2001, the company issued 609,353 common shares to certain employees and consultants valued at $65,116, as compensation for a reduction in remuneration.

f)

During the year ended October 31, 2002, the company issued a total of 583,579 common shares, valued at $63,436, to certain employees and consultants as compensation for a reduction in remuneration.

g)

During the year ended October 31, 2002, the company issued 8,700,000 units at a price of $0.10 per unit, generating proceeds of $807,468 (net of $32,000 in commission and $30,532 in issuance costs). Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the purchase of an additional common share of the company at a price of $0.12 per share as to 4,000,000 warrants and at a price of $0.14 as to 350,000 warrants, in both cases until September 21, 2003.

In connection with this placement, the company paid a finder’s fee of 320,000 units and $32,000 in commission. The company also issued brokers’ warrants entitling the purchase of up to 910,000 common shares of the company at a price of $0.12 per share as to 900,000 warrants and at a price of $0.14 as to 10,000 warrants, in both cases until September 21, 2003.

(9)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Stock options

The company has a stock option plan that authorizes the board of directors to grant up to 3,315,580 shares as incentive stock options to directors, officers and employees. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the date of the grant, all of which vest immediately and are exercisable over five years.

As at October 31, 2002, stock options outstanding and exercisable are as follows:

Number of shares	Exercise price $	Remaining contractual life (years)	Expiry date

2,675,580	0.17	3.33	March 6, 2006
640,000	0.15	4.58	May 21, 2007

3,315,580

During the years ended October 31, 2002, 2001 and 2000, the changes in stock options outstanding were as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding - Beginning of year	3,315,580	0.17	2,855,580	0.73	2,912,500	1.94
Granted	640,000	0.15	3,315,580	0.17	783,080	0.73
Cancelled	(640,000)	0.17	(2,855,580)	0.73	-	-
Forfeited	-	-	-	-	(840,000)	1.30

Options outstanding and exercisable - End of year	3,315,580	0.17	3,315,580	0.17	2,855,580	0.73

During the year ended October 31, 2000, the exercise price of 2,532,500 stock options with prices ranging from $1.90 to $2.00 per share was reduced to an exercise price of $0.73 per share.

During the year ended October 31, 2002, the company granted stock options entitling the purchase of up to 640,000 common shares at $0.15 per share up to and including May 21, 2007.

(10)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

The company has recorded stock-based compensation expense for the estimated fair value of $30,131, for options granted to consultants. The company has not adopted the fair value method of accounting for options granted to employees and directors.

The pro forma effect on loss and loss per share for the year ended October 31, 2002 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$
Loss for the year
Reported	677,995
Pro forma	701,085

Basic and diluted loss per share
Reported	0.01
Pro forma	0.01

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3%
Expected dividend yield	-
Expected stock price volatility	95%
Expected option life in years	5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Share purchase warrants

The company issued 3,175,000 share purchase warrants in connection with an acquisition on November 17, 1999, the fair value of which has been recorded as $1,167,167. Subsequent to year-end, these warrants lapsed, unexercised, and this value transferred to contributed surplus.

(11)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

As at October 31, 2002, the following share purchase warrants are outstanding:

Number of shares	Exercise price $	Expiry date

3,175,000	1.50	November 17, 2002
4,900,000	0.12	September 21, 2003
360,000	0.14	September 21, 2003

8,435,000

During the years ended October 31, 2002, 2001 and 2000, the changes in share purchase warrants outstanding were as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding - Beginning of year	8,338,309	0.94	11,357,175	0.77	8,856,473	3.11
Issued	5,260,000	0.12	-	-	8,338,309	0.81
Exercised	-		-	-	(47,170)	0.53
Expired	(5,163,309)	0.90	(3,018,866)	0.65	(5,790,437)	4.45

Warrants outstanding - End of year	8,435,000	0.64	8,338,309	0.94	11,357,175	0.77

Related party transactions

a)

The company incurred the following expenses with directors and a company related by way of directors in common:

	2002 $	2001 $	2000 $

Deferred financing costs	22,279	-	-
Legal fees	21,444	48,337	41,164
Exploration management and other expenditures on resource assets	59,044	68,073	35,386
Share issue costs charged to capital stock	23,032	2,675	22,871

(12)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

b)

As at October 31, 2002, accounts payable and accrued liabilities include $36,356 (2001 - $13,536) due to officers of the company and companies related by way of directors in common.

c)

During the year ended October 31, 2002, the company recorded reimbursements of $154,643 (2001 - $136,284; 2000 - $83,433) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the year ended October 31, 2002, the company funded some general and administrative expenses for companies related by way of directors in common. At October 31, 2002, accounts receivable include $53,516 (2001 - $15,903) due from these related companies.

e)

During the year ended October 31, 2002, the company received marketable securities with a market value of $10,237 in settlement of $17,062 of accounts receivable from a related party arising from office space rental (c) and general administrative expenses (d), resulting in a loss on settlement of accounts receivable of $6,825.

Income taxes

a)

The income taxes shown in the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2002 $	2001 $	2000 $

Statutory tax rate	39.62%	44.62%	45.62%

Loss for the year	(677,995)	(3,089,812)	(590,004)

Provision for income taxes based on statutory rates	(268,622)	(1,378,674)	(269,160)
Effect of share issuance costs charged to capital stock	(94,300)	(99,063)	(202,379)
Other	9,154	1,154,487	42,638
Losses for which an income tax benefit has not been recognized	353,768	323,250	428,901

	-	-	-

(13)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of October 31, 2002 are as follows:

	2002 $	2001 $	2000 $

Long-term future tax assets
Non-capital loss carry-forwards	6,609,098	6,027,282	5,438,960
Fixed assets and resource properties	2,985,178	2,880,599	2,565,694
Share issuance costs	447,786	397,079	616,416

Total future tax assets	10,042,062	9,304,960	8,621,070
Valuation allowance for future tax assets	(10,042,062)	(9,304,960)	(8,621,070)

Net future tax assets	-	-	-

c)

The company has Canadian non-capital losses of approximately $6,609,098, the tax effect of which has not been recorded in these consolidated financial statements. The losses will expire as follows:

$

2003	468,431
2004	598,828
2005	2,172,732
2006	1,061,535
2007	931,225
2008	483,445
2009	892,902

6,609,098

Subject to certain restrictions, the company has exploration and development expenditures available to reduce future taxable income in Canada and Papua New Guinea. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

(14)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Contingencies and commitments

a)

The company is committed to pay the lessor rent and operating expenses of $54,605 to the expiry of the current rental lease agreement on May 31, 2003.

b)

The company is committed to certain exploration expenditures at the Lewis Property, as set out in note 4(b).

Segmented information

The company has one operating segment, the exploration of mineral properties located principally in Papua New Guinea and the United States (note 4). All fixed assets are held in Canada (note 5).

Supplemental cash flow information

During the years ended October 31, 2002, 2001 and 2000, the company conducted non-cash operating, financing and investing activities as follows:

	2002 $	2001 $	2000 $

Non-cash operating activities
Wage expense settled with capital stock	(12,291)	(4,686)	-
Accounts receivable settled with marketable securities	10,237	-	-

	(2,054)	(4,686)	-

Non-cash financing activities
Capital stock issued for resource property expenditures	-	-	7,400,000
Warrants issued for resource property	-	-	1,167,167
Capital stock issued for wage expense	63,436	65,116	-

	63,436	65,116	8,567,167

Non-cash investing activities
Resource property expenditures settled with capital stock	(51,145)	(60,430)	(8,567,167)
Marketable securities received in settlement of accounts receivable	(10,237)	-	-

	(61,382)	(60,430)	(8,567,167)

(15)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

The effect of applying accounting principles generally accepted in the United States

The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The significant measurement differences between GAAP in Canada and in the United States that would have an effect on these consolidated financial statements are as follows:

Loss for the year

	2002 $	2001 $	2000 $

Loss for the year - Canadian GAAP	(677,995)	(3,089,812)	(590,004)
Exploration expenditures and option fees for the year (a)	(1,067,823)	(1,438,157)	(3,315,257)
Exploration expenditures written off in the year that would have been expensed under U.S. GAAP in previous years when incurred	-	1,848,093	-

Loss for the year - U.S. GAAP	(1,745,818)	(2,679,876)	(3,905,261)

Basic and diluted loss per common share - U.S. GAAP	(0.03)	(0.06)	(0.09)

Resource properties

	2002 $	2001 $

Resource properties - Canadian GAAP	41,128,775	40,060,952
Cumulative exploration expenditures and option fees expensed	31,515,870	30,448,047

Resource properties - U.S. GAAP	9,612,905	9,612,905

Shareholders’ equity

	2002 $	2001 $

Shareholders’ equity - Canadian GAAP	41,462,157	41,239,117
Cumulative exploration expenditures and option fees expensed	31,515,870	30,448,047

Shareholders’ equity - U.S. GAAP	9,946,287	10,791,070

(16)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

Cash flows

	2002 $	2001 $	2000 $

Cash flows from operating activities
Per Canadian GAAP	(642,297)	(517,077)	(751,810)
Expenditures on resource properties	(1,012,883)	(1,441,446)	(3,315,257)

Per U.S. GAAP	(1,655,180)	(1,958,523)	(4,067,067)

Cash flows from investing activities
Per Canadian GAAP	(1,013,181)	(1,448,597)	(3,320,741)
Expenditures on resource properties	1,012,883	1,441,446	3,315,257

Per U.S. GAAP	(298)	(7,151)	(5,484)

a)

Resource properties

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b)

Stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the exercise price exceeds the quoted market value of the company’s common shares at the date of the grant. During the year ended October 31, 2002, no compensation expense has arisen in respect of variable plan options.

(17)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

c)

Recent accounting pronouncements

The FASB has issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company does not expect that the implementation of this standard will have a material impact on its consolidated financial position or results of operations.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, “Property, Plant and Equipment.” The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

Subsequent events

a)

On November 5, 2002, the company closed a brokered private placement of 4,003,333 units at a price of $0.15 per unit to generate gross proceeds of $600,500. Each unit consists of one common share and one-half warrant, every full warrant entitling the purchase of an additional common share of the company at a price of $0.18 per share during the first year and at a price of $0.20 during the second year. The agent received a commission of 8% of the gross proceeds, payable half in cash and half in units, and a broker’s warrant entitling the purchase of up to 600,500 shares of the company at a price of $0.18 per share during the first year and at a price of $0.20 during the second year.

(18)

Madison Enterprises Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2002 and 2001 and 2000

(expressed in Canadian dollars)

The shares are subject to a hold period which expires on March 5, 2003.

In connection with this placement, the company had incurred financing costs of $29,279 at October 31, 2002, which have been deferred and will be charged to capital stock on closing.

b)

On December 31, 2002, the company had completed the initial on-site exploration expenditures of US$250,000 on the Lewis Property. On January 1, 2003, as the company is continuing with the Lewis Property option agreement, the company became committed to incur US$150,000 in on-site exploration expenditures before December 31, 2003. This amount must be paid regardless of any termination of the Lewis Agreement (note 4(b)).

c)

On February 24, 2003, the company closed a brokered private placement of 10,900,000 units and a non-brokered private placement of 100,000 units at a price of $0.20 per unit, to generate gross proceeds of $2.2 million. Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of $0.25 per share until February 24, 2004. The agent received a cash fee of $175,200, 4,000 units with the same terms as above and 1,650,000 broker’s warrants exercisable into common shares at $0.24 per share until February 24, 2004.

(19)

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 19th day of March, 2003

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Madison Enterprises Corp. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 19, 2003

Signed “Chet Idziszek”

Chet Idziszek, President

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Ventures Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 19, 2003

Signed “Naomi Corrigan”

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.

Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC	E-249
4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC	E-294
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

EXPLORATION AGREEMENT WITH OPTION TO PURCHASE

THIS EXPLORATION AGREEMENT WITH OPTION TO PURCHASE (the “Agreement”) is entered into effective this 1st day of June, 2002 (the “Effective Date”) by and between F. W. LEWIS, INC., a Nevada corporation, located at 120 Greenridge Drive, Reno, Nevada 89509 (“Lewis”); and MADISON ENTERPRISES CORP., a British Columbia corporation (“MNP”), whose address is Suite 2000, Guinness Tower, 1055 W. Hastings Street, Vancouver, British Columbia, Canada V6C 2E9, and GREAT AMERICAN MINERALS EXPLORATION (NEVADA), LLC, a Nevada limited liability company (“GAME”), located at 9051 South 1075 West, Suite B 301, West Jordan, Utah 84088 (referred to collectively as “Madison”).

RECITALS

A.

Lewis owns the property more particularly described in Exhibit A attached hereto and incorporated herein, which property, together with all ores, minerals and materials thereon and thereunder, and all right, title and interest of Lewis in and to the surface of said property, and all water rights on the property, improvements, easements, licenses, rights-of-way and other interests appurtenant thereto, shall hereinafter be collectively referred to as the “Property”.

B.

Madison wishes to obtain a right to explore the Property and an option to purchase the Property (the “Purchase Option” as defined in Section 2.1), subject to an overriding royalty interest (the “Royalty” as defined in Section 2.5) with the further option to purchase the Royalty (the “Royalty Purchase Option” as defined in Section 3.1), and Lewis wishes to grant such a right, Purchase Option and Royalty Purchase Option, all on the terms and conditions hereinafter set forth.

C.

The rights of MNP and GAME between themselves regarding the interest in the Property which may be acquired hereunder from Lewis are governed by that certain letter agreement dated May 23, 2002 (the “Madison Joint Venture Agreement”) between MNP and GAME, as the same may be amended from time to time.

NOW THEREFORE, the parties agree as follows:

SECTION ONE

Exploration Agreement

1.1

Term.   Lewis hereby grants to Madison the exclusive right to explore the Property, together with the exclusive option to purchase the Property, for an initial period from the Effective Date, June 1, 2002, through December 31, 2007; and with a continuing option to purchase the Royalty for a term of thirty five (35) years after exercise of the Purchase Option.

1.2

Minimum Royalty.  Unless and until this Agreement is sooner terminated or Madison exercises the Purchase Option as provided herein, Madison shall pay Lewis the following “Minimum Royalty,” it being expressly understood that should this Agreement be terminated or the Purchase Option exercised, Madison shall have no obligation to pay any Minimum Royalty pursuant to this Section, the due date of which occurs after termination or exercise of the Purchase Option:

Date of Payment

Amount of Payment

Upon execution of this Agreement:

$27,000.00

From June 1, 2002 through December 1, 2002:

$2,000.00 per month

From January 1, 2003 until the Property is

  purchased or this Agreement is terminated by

  Madison

$ 3,000.00 per month

Madison shall pay the Minimum Royalty in advance on the first day of each month, commencing July 1, 2002.

1.3

Work Commitment.  Madison shall spend, as the “Initial Work Commitment,” TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00) in “On Site Expenditures” (hereinafter defined) on the Property, in accordance with the following schedule, which Initial Work Commitment shall be completed, or payment made to Lewis in lieu thereof, regardless of any termination of this Agreement:

Period

        On Site Expenditures

Between Effective Date and December 31, 2002:

      $250,000.00

If this Agreement remains in effect after January 1, 2003, Madison shall spend ONE HUNDRED FIFTY THOUSAND DOLLARS ($150,000.00) in “On Site Expenditures” or make payment to Lewis in lieu thereof, regardless of any termination of this Agreement.

Thereafter, unless and until this Agreement is sooner terminated or Madison exercises the Purchase Option as provided herein, for each calendar year in which this Agreement remains in effect after January 1, 2004, Madison shall spend, as an “Additional Work Commitment,” TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00) in On Site Expenditures.  It is expressly understood that should this Agreement be terminated or the Purchase Option exercised prior to January 1 of any year, Madison shall have no obligation to make the Additional Work Commitment for that or any subsequent calendar year.

Excess On Site Expenditures in any period shall be carried forward and credited against the amount of any and all future On Site Expenditures due in any subsequent period(s).  If Madison fails to spend the required amount of Initial Work Commitment by December 31, 2002, or subsequently fails to spend the required amount of any Additional Work Commitment, Madison shall, within thirty (30) days of the end of such work commitment period, pay the shortfall to Lewis and thereby satisfy the expenditure commitment as to such shortfall.

“On Site Expenditures” as used herein shall include:

a.

Actual field salaries and wages (or the allocable portion thereof), including benefit costs and payroll taxes, of employees or contractors of Madison actually performing On Site Expenditures and related activities.

b.

Costs and expenses for the use of machinery, facilities, equipment and supplies required for On Site Expenditures, reclamation, and related activities.

c.

Travel expenses and transportation of employees and contractors, materials, equipment and supplies necessary or convenient for the conduct of On Site Expenditures.

d.

All payments to contractors for On Site Expenditures, reclamation, and related activities.

e.

Costs of assays and other costs incurred to determine the quality and quantity of minerals.

f.

Costs incurred to obtain permits, rights-of-way and other similar rights as may be incurred in connection with On Site Expenditures.

g.

Costs incurred in preparation and acquisition of environmental permits necessary to commence, carry out or complete On Site Expenditures.

h.

Costs and expenses of performing feasibility and other studies to evaluate the economic feasibility of mining.

i.

All costs of insurance incurred by Madison pursuant to Section 1.9.

j.

All personal and real property taxes assessed against the Property by the Lander County Assessor or other government entity and paid by Madison pursuant to Section 1.15.

k.

All federal claim maintenance fees and county recording fees paid by Madison pursuant to Section 1.16.

On Site Expenditures shall not include off-site corporate costs, corporate legal fees, accounting fees, officers’ salaries, or promotional expenses of any kind.  However, to the extent that corporate officers are qualified to provide geological or mining-related services, their salaries, pro-rated to account for time spent for benefit of the Property, shall qualify as On Site Expenditures.  Geological or engineering work done off-site for the benefit of the Property shall also be included as On Site Expenditures.

The entire depths of all holes shall be assayed for gold and silver on 5-foot intervals.  At Madison’s discretion, Madison may assay holes at shorter intervals. Any drill hole sample showing greater than 0.01 ounce per ton gold or 0.75 ounce per ton silver and not initially assayed by fire assay shall be check-assayed by fire assay methods.

All drill holes shall have the collar locations surveyed, including elevations, by a Nevada registered land surveyor.  Any reverse circulation drill hole greater than 800 feet deep and all core holes regardless of depth shall have down hole surveys taken at regular intervals, not to exceed 200 feet.

Copies of all data generated for the Property, including, but not limited to, drill hole logs, exploration information, including interpretive information, maps, metallurgical studies, geophysical studies, all assay data, drill hole check assays, survey records, down hole surveys and other information of any sort (the “Data”) shall be provided to Lewis on a semi-annual basis.  At Madison’s discretion, Madison may furnish Data to Lewis on a more frequent basis.  To the extent practical all Data shall be provided in electronic format as well as hard copy.  All colored maps shall be furnished in color.  Madison makes no representation or warranty, express or implied, of any kind or nature whatsoever with respect to the accuracy or reliability of the Data.  All Data provided hereunder is Confidential Information, subject to the provisions of Section 4.18 of this Agreement.

  In the event that Madison does not exercise the Purchase Option, upon termination of this Agreement all core and drill sample pulps not consumed in assaying or metallurgical tests shall be delivered to Lewis at an address in Reno, Nevada specified by Lewis.  Duplicates of all sample cuttings shall be saved in a building or in tightly closed barrels on the Property, or at such other location as may be mutually acceptable to the parties.

1.4

Environmental Evaluation.  Madison has completed an environmental evaluation of the Property and accepts the Property in its current environmental condition.  In the event Madison exercises the Purchase Option, Madison shall assume all of Lewis’ environmental reclamation and clean-up liability on the Property, if any, which pre-dates the Effective Date of this Agreement.  In the event Madison does not exercise the Purchase Option, Madison shall be responsible solely for that reclamation and clean-up liability on the Property associated with Madison’s activities under this Agreement.

Madison shall reclaim any disturbance, including drilling, created by its activities under this Agreement in accordance with applicable rules and regulations of the appropriate state and federal agencies.

1.5

Right to Explore Only.  Upon execution of this Agreement, Madison shall have the exclusive right to explore the Property, including, without limitation, the right to conduct geological and geophysical investigations and surveys, drilling, trenching, and related activities to evaluate the mineral potential of the Property.  Madison shall not have the right to develop or mine the Property in any form prior to exercising the Purchase Option.  Madison may take samples up to five hundred (500) pounds each for metallurgical testing.

1.6

Data.  Upon execution of this Agreement Lewis shall make available, for copying by Madison, all maps, deeds, and other documents pertaining to the title, boundaries, prior work, production history, and similar material associated with the Property which Madison requests and which are in Lewis’ possession (but subject to the warranty disclaimers of Sections 4.3 and 4.4 below).  All copies shall be made at Madison’s expense.

1.7

Area of Interest.  Should Madison locate any fractional claims (“Fractional Claims”) within the perimeter of the claims comprising the Property, the Fractional Claims shall be located in the name of Lewis, and Lewis hereby appoints Madison as its agent to perform such claim staking.  The Fractional Claims shall become part of the Property, subject to all terms and conditions of this Agreement.  Lewis and Madison shall execute such additional agreements as necessary to document the addition of the Fractional Claims to this Agreement.

1.8

Conduct of Work.  Madison shall perform its exploration activities under this Agreement and any mining activities on the Property after exercise of the Purchase Option in accordance with all applicable laws and regulations relating to the performance of exploration and mining operations on the Property, including those relating to environmental reclamation and clean-up, and in compliance with applicable workers’ compensation laws of the State of Nevada.

Madison shall have the sole right to determine the nature, scope and extent of On Site Expenditures conducted to satisfy its Initial Work Commitment and any Additional Work Commitment.

1.9

Liability and Insurance.  During the term of this Agreement and after exercise of the Purchase Option, Madison shall indemnify and hold Lewis harmless from any claims, demands, liabilities or liens arising out of Madison’s activities on the Property, unless arising from the sole negligence of Lewis.  During the term of this Agreement, Madison shall obtain and carry a policy of public liability insurance in the amount of at least ONE MILLION DOLLARS ($1,000,000) for personal injury and ONE HUNDRED THOUSAND DOLLARS ($100,000) for property damage, protecting Lewis against any claims for injury to persons or damage to property resulting from Madison’s activities under this Agreement.  The insurance policy shall name Lewis as an additional insured and evidence of such shall be delivered to Lewis within thirty (30) days of the Effective Date of this Agreement.

1.10

Liens.  Madison shall keep the Property free and clear from any and all mechanics’ or laborers’ liens arising from labor performed on, or material furnished to the Property at Madison’s request.  However, a lien on the Property shall not constitute a default if Madison, in good faith, disputes the validity of the claim, in which case the existence of the lien shall constitute a default thirty (30) days after the validity of the lien has been adjudicated adversely to Madison.  Lewis shall record a Notice of Non-Responsibility on behalf of Lewis in accordance with applicable law.

1.11

Assignment.  Prior to exercising the Purchase Option, MNP or GAME, as the case may be, may license, sell, assign, sublease or joint venture (“Transfer”) this Agreement or interests therein to another party (“Transferee”) only upon the occurrence of all of the following:

a.

Payment to Lewis of ten percent (10%) of any fees or payments received by MNP or GAME, as the case may be, for the Transfer, except in the case of transfer to a wholly-owned subsidiary or affiliate of MNP or GAME, as the case may be.

b.

Approval by Lewis of the mining expertise of the Transferee; and

c.

Approval by Lewis of the fiscal responsibility of the Transferee.

Notwithstanding anything herein to the contrary, no Transfer of the Property shall relieve MNP or GAME, as the case may be, of its responsibility for performance of all obligations under this Agreement.  MNP or GAME, as the case may be, and each Transferee shall be jointly and severally liable for the performance of all obligations hereunder of MNP or GAME, as the case may be.

In the event Lewis determines that the expertise or fiscal responsibility of the Trans-feree does not meet acceptable commercial standards, Lewis may withhold approval of the Transfer and such Transfer shall be void.  It is understood between the parties that the payment to Lewis of a portion of the payments received by MNP or GAME, as the case may be, for the Transfer shall not constitute a penalty for Transfer, but shall constitute payment to Lewis for investigation of the professional expertise and financial trustworthiness of the proposed Transferee.

Prior to exercise of the Purchase Option, no Transfer shall be effected without full compliance with the provisions of this Section, including the written consent of Lewis.  Notwithstanding anything contained in this Section 1.11 to the contrary, this Section 1.11 shall not apply to transfers between MNP and GAME pursuant to the Madison Joint Venture Agreement or any successor agreement thereto.

After exercise of the Purchase Option, MNP and GAME, as the case may be, may Transfer any and all interest in the Property without approval or restriction or payment to Lewis, but MNP or GAME, as the case may be, shall be subject to the terms and conditions set forth in the Deed described in Section 2.2 below.

1.12

Installation of Equipment.  During the term of this Agreement, Madison may install, maintain, replace, and remove any and all mining machinery, equipment, tools and facilities (“Equipment”) which it places on the Property to use in connection with its exploration activities under the Agreement or mining activities after exercise of the Purchase Option.  In the event Madison does not exercise the Purchase Option, upon termination of this Agreement for any reason Madison shall have a period of  thirty (30) days following such termination during which it shall remove all of the Equipment at its sole cost and expense.

1.13  Acquisition of Permits.  Madison shall acquire all federal, state and local permits required for its operations under this Agreement, including without limitation those pertaining to reclamation and the posting of a reclamation bond, as may be required by law.

Madison shall simultaneously deliver to Lewis copies of all permit applications filed with regulatory agencies pertaining to the Property or its operations hereunder.  Madison shall, promptly upon their receipt, deliver to Lewis copies of all permits, amendments, and modifications issued for the Property or its operations hereunder.

1.14   Inspection of Property.   Lewis, or its authorized agents or representatives, shall be permitted to enter the Property at all reasonable times for the purpose of inspection, surveying and sampling, but shall enter the Property at their own risk and so as not to unreasonably hinder the operations of Madison.  Lewis shall give reasonable notice before any visit and shall indemnify and hold Madison harmless from any damage, claim or demand by reason of injury to Lewis or its agents or representatives, including death or damage to or destruction of any property of Lewis or said agents or representative while on the Property or the approaches thereto.

1.15  Taxes.  Madison shall pay all taxes levied or assessed against the Property and any improvements placed on the Property by Madison. Lewis shall provide promptly to Madison copies of all documents relating to such taxes.  Madison may take such action, at its expense, as it deems proper to obtain a reduction or refund of taxes paid or payable by it, and Lewis shall cooperate in such action, including but not limited to allowing such action to be taken and prosecuted in Lewis' name.  In the event Madison does not exercise the Purchase Option, upon termination of this Agreement, taxes shall be apportioned between Lewis and Madison on a calendar year basis for the remaining portion of the calendar year.  Lewis shall not be liable for taxes on any Equipment placed on the Property under this Agreement.

1.16  Maintenance of Claims.  Madison shall be responsible for the payment of all required federal claim maintenance fees, or performance and filing of assessment work (if such should ever be reinstated), and payment of the necessary fees and recordation of the required documents with the appropriate county offices for all unpatented mining claims included in the Property (including those which may be located under Section 1.7 of this Agreement) for the assessment year ending September 1, 2003 (i.e., 2002-2003), and for the year ending September 1, 2004 (i.e., 2003-2004), and for every assessment year thereafter in which Madison continues this Agreement beyond January 1 of the assessment year.  The BLM fees due September 1, 2002 shall be paid by Madison to Richard Harris, Attorney, in trust, within thirty (30) days of signing this Agreement and is an allowable credit to the minimum work commitment expenditure.  Madison shall deposit the BLM fees due in 2003 with Richard Harris, Attorney, in trust; this payment shall be made to Mr. Harris within one hundred eighty (180) days  following the Effective Date.

Madison shall make the federal claim maintenance fee payments at least ninety (90) days prior to the due date, and shall file in the appropriate county office, at least thirty (30) days prior to the due date, an affidavit of such compliance required by federal or state law.  Copies of all such filings and recordings shall be furnished to Lewis within fifteen (15) days of their receipt.

In the event that assessment work is required in the future, Madison shall complete the work at least sixty (60) days prior to the date that the work is required by statute to be completed, and the necessary filings and/or recordings with the BLM and county shall be made at least sixty (60) days prior to the date that such filings and recordings are required.  Copies of all such filings and recordings shall be furnished to Lewis within fifteen (15) days of their receipt.

Notwithstanding anything herein to the contrary, Madison shall pay all federal maintenance rental payments and make the required filings associated therewith for the assessment year ending September 1, 2003.

1.17

Relocation, Amendment and Patent.  During the term of this Agreement Madison may, at Madison’s sole expense and subject to Lewis’ prior written consent, relocate, amend, or apply for patent on any of the unpatented claims included in the Property.  Any such relocated, amended or patented claims shall be deemed to be part of the Property, subject to all terms of this Agreement.

1.18

Mining Law Revision.  In the event the General Mining Law is repealed or substantially changed, Madison shall have whatever rights may be afforded to Lewis under the new laws, including, but not limited to, whatever preferred right Lewis might have to a lease or other form of tenure in the lands covered by the Property, all of which rights shall be subject to the terms of this Agreement.

1.19

Termination.  Subject to the other terms of this Agreement, Madison shall have the right to terminate this Agreement at its sole discretion at any time after completing the Initial Work Commitment by providing written notice to Lewis.  Upon termination Lewis shall retain all payments previously made and this Agreement shall cease and terminate.  Within thirty (30) days after termination, Madison shall provide to Lewis all Data developed by Madison about the Property.  To the extent practical all Data shall be provided in electronic format as well as hard copy.  Madison makes no representation or warranty, express or implied of any kind or nature whatsoever with respect to the accuracy or reliability of the Data.  Termination by Madison shall be effective as of the date Madison transmits to Lewis a written notice of termination and a quitclaim deed conveying to Lewis all of Madison’s right, title and interest in the Property and to any additional claims located pursuant to Section 1.7.

1.20

Default.  Prior to exercise of the Purchase Option or termination by Madison, if Madison fails to perform its obligations under this Agreement, and in particular fails to make any payment due Lewis hereunder, Lewis may declare Madison in default by giving Madison written notice specifying the obligation(s) which Madison has failed to perform.  If Madison fails to remedy a default in payment within fifteen (15) days of receiving notice of such default, or has not begun to cure any other default within thirty (30) days and thereafter diligently prosecute such action to completion, Lewis may terminate this Agreement and Madison shall peaceably surrender possession of the Property to Lewis.  However, if Madison disputes in writing that any default has occurred, the matter shall be determined by litigation in a court of competent jurisdiction.  If Madison is found to be in default hereunder, Madison shall have a reasonable time to cure such default, and if so cured, Lewis shall have no right to terminate this Agreement by reason of such default. Madison shall promptly respond in writing to any notice of default served on Madison, either by curing the default or providing a written explanation as to why, in Madison’s opinion, a condition of default does not exist.

1.21

Obligations Following Termination.  In the event of any termination of this Agreement, except a termination under Section 4.6 hereof, Madison shall surrender possession of the Property to Lewis. In the event of any termination of this Agreement, Madison shall have no further liability or obligations under this Agreement, except for any obligations: (1) to pay its apportioned share of taxes as provided in Section 1.15 hereof, (2) to pay any production royalty or other payments owed to Lewis upon the effective date of termination, (3) to remove Equipment as provided in Section 1.12, hereof, (4) to fulfill its reclamation obligations pursuant to Sections 1.4 and 2.9, hereof, and (5) to satisfy any other accrued obligations or liabilities imposed by this Agreement or by operation of law.

SECTION TWO

Option to Purchase the Property

2.1

Grant of Option to Purchase Property.  At any time, on or before December 31, 2007, Madison shall have the exclusive right and option to purchase all of Lewis’ right, title and interest in and to the Property (the “Purchase Option”), by giving written notice as provided in this Agreement.  Upon receipt of such notice, Lewis and Madison shall set a closing date (the “Purchase Closing Date”), which shall in no event be later than thirty (30) days from the receipt of such notice.  The Purchase Option will be deemed to have been exercised on the date that Madison transmits to Lewis a written notice of exercise of the Purchase Option.

2.2

Purchase Price.   The purchase price shall be TWO MILLION DOLLARS ($2,000,000.00), which shall be paid in cash on the Purchase Closing Date, upon delivery by Lewis to Madison of a Quitclaim Deed with Reserved Royalty in the form attached hereto as Exhibit B, conveying Lewis’ title (as specified in Section 4.3) to the Property, free and clear of all liens and encumbrances except those noted in Section 4.3, subject only to a reservation to Lewis of the Production Royalty (the “Royalty”), as defined in Section 2.5 below, and those terms of this Agreement which expressly continue after exercise of the Purchase Option.

2.3

Right to Develop and Mine.  Upon exercise of the Purchase Option, Madison shall have exclusive ownership of the Property together with all rights, title (as noted in Section 4.3), and privileges incident thereto, subject only to the Royalty interest retained by Lewis under Section 2.5 hereof and the right of Lewis to reacquire the Property in the event Madison elects to abandon it in accordance with Section 4.6 hereof.  Madison shall have no obligation to develop the Property, and any decision as to the scope or timing of any development of the Property shall be at Madison’s sole discretion.

If Madison stockpiles any concentrates or doré bullion produced from the Property for a period greater than two (2) months, then Madison shall pay to Lewis the Royalty described in Section 2.5 below with respect to such concentrates or doré bullion.  For purposes of calculating the Royalty due hereunder, the value of any stockpiled concentrate or doré shall be the same price for which Madison sold its last concentrate or doré.

Madison may, at its sole discretion, stockpile any mineralized rock mined from the Property in separate stockpiles situated on the Property or upon other property owned by Madison, provided that Madison shall provide Lewis, in writing, with the location, tonnage and grade of any such stockpile, and provided further that if the stockpile is not situated on the Property, Madison agrees to recognize the interest of Lewis, pursuant to the terms of this Agreement, in any such stockpile.

Madison shall be responsible to Lewis for its Royalty from the theft or loss of any bullion, precipitate or other product, while the material is in the care of Madison, its agents, assigns or contractors.

2.4

Advance Minimum Royalty.  Unless and until Madison exercises the Royalty Purchase Option or Madison gives notice under Section 4.6 hereof (either of which is referred to as the “Advance Minimum Royalty Termination Notice”), Madison shall pay to Lewis, commencing on the Purchase Closing Date and annually on each anniversary thereafter, an Advance Minimum Royalty of SIXTY THOUSAND DOLLARS ($60,000.00).  It is expressly understood that  Madison shall have no obligation to make any Advance Minimum Royalty payment, the due date of which occurs after the date of the Advance Minimum Royalty Termination Notice.  Notwithstanding the preceding, if Lewis notifies Madison within thirty (30) days of receiving the Advance Minimum Royalty Termination Notice that Madison has failed to make any payment to Lewis as required under the Agreement, in order to be relieved of Advance Royalty payment due after such Advance Minimum Royalty Termination Notice, Madison must, within thirty (30) days of receiving such notice from Lewis: i) make such payment, or ii) notify Lewis in writing, that it disputes that such payment is delinquent and promptly thereafter pursue resolution of such dispute in a court of competent jurisdiction in Reno, Nevada.

The Advance Minimum Royalty payments shall be credited against any Royalty due from production in the same Contract Year, defined as each twelve-month period beginning on the anniversary of the Effective Date set forth in Section 1.1 above.  Madison shall not be allowed to carry forward to future Contract Years any unrecaptured amounts of the Advance Minimum Royalty payment.  No other costs or payments of any kind or form may be deducted from the Royalty payable hereunder.

Commencing with the first Advance Minimum Royalty due after exercise of the Purchase Option, each Advance Minimum Royalty shall be adjusted annually by a cost of living adjustment pursuant to the following formula:

R = $60,000.00 x A/P

Where “R” represents the adjusted Advance Minimum Royalty; “P” represents the Consumer Price Index for all Urban Consumers, “All Items” (“CPI”), as published last previous to the Effective Date of this Agreement by the United States Department of Labor for the San Francisco-Oakland Area; and “A” represents the same CPI published last previous to the date of the current Advance Minimum Royalty payment.  Should such CPI be discontinued or modified, the parties agree that the most nearly similar index shall be used or, in the absence of a similar index, then as set by arbitration in accordance with the Uniform Arbitration Act of Nevada, taking into consideration changes in the cost of living.  Unless and until Madison exercises the Royalty Purchase Option or Madison gives notice under Section 4.6 hereof, in no event shall the Advance Minimum Royalty be reduced below SIXTY THOUSAND DOLLARS ($60,000.00).

2.5

Production Royalty.  Upon commencing production of valuable minerals from the Property, Madison shall pay Lewis a royalty on production as follows:

a.

Madison shall pay to Lewis a Royalty on all gold or silver produced, or shipped, or sold by Madison from the leased premises of FIVE PERCENT (5%) of the metal produced delivered to the refiner and deposited into the account of Lewis free and clear of any costs.

b.

For all other minerals such as lead, zinc, copper, etc., Lewis shall receive a royalty of FOUR PERCENT (4%) of the Net Smelter Return.  Net smelter return shall be defined as the sum received by Madison for any lot of ore or concentrates from the custom mill, custom smelter, or custom reduction works purchasing the ores or concentrates after deducting the costs of usual treatment charges.  In the event ores or concentrates are shipped to a mill, smelter, or reduction works owned or controlled by Madison and/or a Joint Venture associated with Madison directly or indirectly, as parent, subsidiary, either wholly-owned or through ownership of shareholder interests, then in that event no deductions shall be made from Lewis’ share of royalty and Lewis shall receive Lewis’ FOUR PERCENT (4%) share of product or payment produced from these premises free and clear of all costs of any kind.  The refiner or smelter shall be instructed by Lewis to pay Lewis’ FOUR PERCENT (4%) Royalty directly into the account of Lewis or as Lewis may otherwise direct.

c.

Lewis shall pay its share of the Nevada State Net Proceeds of Mines tax and its own income taxes.  All other taxes, charges, assessments, fees, and fines of any nature assessed or imposed by any agency or entity shall be borne by Madison.

The refiner or smelter shall make payment of production royalties directly into Lewis’ account.  All payments shall be accompanied by a statement explaining the manner in which the payment was calculated.

2.6

Commingling.  Madison shall not commingle any ores from the Property with ores from other properties unless and until Madison has negotiated a separate Commingling Agreement with Lewis.  However, this provision shall not obligate Lewis to enter into a commingling agreement.

2.7

Accounting.   Lewis shall be entitled to hire such accountants and engineers as Lewis requires to evaluate Madison’s payment procedures and to ensure that Lewis is properly paid its Royalty.  At Lewis’ request, Madison and Lewis shall jointly agree on an engineering company (the “Royalty Consultant”) such as Kappes Cassiday to audit the computation and payment of the Royalty to Lewis.  The Royalty Consultant shall be engaged to perform audits annually to ensure that Lewis is properly paid its Royalty.  At Lewis’ option, the Royalty Consultant shall certify in writing to Lewis annually that Lewis has been properly and adequately paid its Royalty, in the Royalty Consultant’s opinion.  In the event that an annual shortage of payment to Lewis of one-half percent (0.5%) or more is found to exist in payments due Lewis and provided such shortage is a result of Madison’s error, then in that event, Madison shall reimburse Lewis for all reasonable costs of such accountants and engineers, or other necessary professionals for that year, including the Royalty Consultant.

Madison shall maintain books of account relating to production from the Property and make them available to Lewis, or its agent, on request at Reno, Nevada.  The books shall show the amount of ores and minerals shipped, sold or treated, and the amount of money received or receivable from the sale of said ores and minerals from the Property.  Said books of account, as well as Madison’s maps, assays, mill and smelter returns, and all other records pertaining to the Property shall be made available at all reasonable times during normal business hours to Lewis and Lewis’ representatives for the purpose of ascertaining and checking the compliance of Madison with the terms of this Agreement.  Copies of accounting, production and sales records and net proceeds of mines relating to the Property shall be furnished promptly to Lewis quarterly.  Madison shall provide Lewis, on a quarterly basis, a financial report relating to Madison’s production operations on the Property.  Madison shall maintain its records in accordance with generally accepted accounting principles.  Madison shall perform an annual audit of accounts, using an accounting firm of national reputation or such other firm as Lewis may agree to in writing.

2.8

Late Payments.  After exercise of the Purchase Option, in the event that any payments due to Lewis, whether Advance Minimum Royalty, Royalty or otherwise, become delinquent by more than thirty (30) days, Lewis shall have the right, in addition to any other remedies available in law or at equity, to charge interest on the delinquent amount at the rate of two percent (2%) per month from the date due of such delinquent payment; provided, however, that if Madison shall dispute that payment is delinquent, no interest shall be due unless and until the payment is adjudicated delinquent by a court of competent jurisdiction.

2.9

Reclamation.  During the term of this Agreement, Madison shall conduct its activities on the Property in accordance with all applicable federal, state and local laws and regulations, including, without limitation, those regulations pertaining to permitting, bonding and reclamation.

SECTION THREE

Option to Purchase the Royalty

3.1

Grant of Option to Purchase Royalty.  At any time, for a period of thirty-five (35) years after exercise of the Purchase Option, Madison shall have the exclusive right and option to purchase the Royalty (the “Royalty Purchase Option”), by giving written notice as provided in this Agreement.  Upon receipt of such notice, Lewis and Madison shall set a closing date (the “Royalty Closing Date”), which shall in no event be later than thirty (30) days from the receipt of such notice. The Royalty Purchase Option shall be deemed to have been exercised on the date that Madison transmits to Lewis a written notice of exercise of the Royalty Purchase Option.

3.2

Royalty Purchase Price.

From the date of exercise of the Purchase Option until one year (1) thereafter, the purchase price for the Royalty (the “Royalty Purchase Price”) shall be FOUR MILLION DOLLARS ($4,000,000.00).

Commencing on the first anniversary of the exercise of the Purchase Option, and on each anniversary thereafter, the Royalty Purchase Price shall be increased by FIVE HUNDRED THOUSAND DOLLARS ($500,000.00).

The Royalty Purchase price shall be paid in cash on the Royalty Closing Date, upon delivery by Lewis to Madison of a Quitclaim Deed Relinquishing Royalty Interest in the form attached hereto as Exhibit C, conveying all right title and interest in the Royalty, free and clear of all liens and encumbrances caused by Lewis.

3.3

Effect of Exercising Royalty Purchase Option.  In the event Madison exercises the Royalty Purchase Option, this Agreement shall terminate in its entirety, and Lewis will have no further rights or interest in the Property, or obligations in the Property, except those obligations that have accrued prior to such date.  No Royalty shall be due Lewis after the Royalty Purchase Option has been exercised by Madison, except for Royalty on minerals received by the refiner or other purchaser prior to such exercise date.

3.4

Right of Lewis to Sell Royalty.  Prior to Madison’s exercising the Royalty Purchase Option, Lewis shall be free to sell the Royalty to any buyer; provided, however, that such conveyance of the Royalty shall be subject to all of the obligations of Lewis set forth in this Agreement, including without limitation Madison’s Royalty Purchase Option.

SECTION FOUR

Miscellaneous Provisions

The following miscellaneous provisions shall apply to all parts of this Agreement.

4.1

Notices.  All notices to MNP or GAME, as the case may be, or Lewis shall be in writing and may be delivered or sent by Federal Express, or similar overnight delivery service, or certified or registered mail, return receipt requested, to the addresses below, and such notices shall be deemed effective:  i) if by Federal Express, or similar overnight delivery service, the day after it is deposited with such service, postage prepaid; or ii) if by certified or registered U.S. mail, the date it is received or three (3) days after deposited, postage prepaid, whichever first occurs.  Notice of any change in address shall be given in the same manner.

TO LEWIS:

F. W. Lewis, Inc.

120 Greenridge Drive

Reno, NV 89509-3927

TO GAME:

Great American Minerals Exploration (Nevada), LLC

9051 South 1075 West, Suite B 301

West Jordan, Utah 84088

TO MNP:

Madison Enterprises Corp.

Suite 2000, Guinness Tower

1055 W. Hastings Street

Vancouver, British Columbia

Canada V6E 2E9

4.2

Payments in U. S. Currency.  All payments shall be made in U.S. currency by check or wire transfer of immediately available funds, payable to Lewis at the address above.

4.3

Title. Lewis represents and warrants that the Property is not, by any act or instrument of Lewis, nor to Lewis’ knowledge as to any act or instrument of any other party, subject to (1) any prior existing agreement, encumbrance, burden or restriction; (2) any liens and encumbrances and other adverse claims by third parties or (3) any royalties, overriding royalties, net profits interests, or payments on production, excepting as noted herein.

a.

An Agreement with Duval Corporation entered into August 27, 1982 establishing a vertical boundary agreement of some of the claims that abutted Duval.  See Document Number 113805 at Book 215 Page 544; Book 244 Page 390; Book 393 Page 244.  These recordings are in Lander County, Nevada.

b.

An Agreement of perpetual easement granted to Battle Mountain Gold Company recorded at Book 423 Page 050; and also the deed recorded at Book 423, Page 046 relating to the Alps, October, Hoosac, and Weimer Burr patented claims deeded to Lewis that reserved certain easements and other rights to Battle Mountain Gold including easements.  There are also easements over portions of the Buena Vista 7, 8, 12, and 13, Surprise 9 and Surprise 10 unpatented claims recorded at Book 423, Pages 046.  A copy of these agreements are on file with Lewis and Madison is invited to study these documents.  All of these filings are in Lander County, Nevada.

c.

Lewis purchased the Styles patented land from an estate.  With respect to the Styles’ water rights, one of the family heirs may not have signed a quitclaim deed to Lewis conveying the water rights.

Madison will take title to the Property in reliance upon Madison’s own investigation of Lewis’ title.  Madison further agrees there shall be no recourse against Lewis by suit, setoff, recoupment, or otherwise in the event of any title deficiencies which result in litigation or loss of any of the Property.

4.4

No Warranties or Representations as to Value.  From time to time, Lewis and other parties have prepared estimates of cash flow and mineral value with respect to portions of the Property.  This information shall be made available to Madison following execution of this Agreement.

WITH RESPECT TO SUCH INFORMATION AND DATA, MADISON ACKNOWLEDGES AND AGREES, AS A CONDITION OF THIS AGREEMENT, THAT:

A.

LEWIS MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE COMPLETENESS OR ACCURACY OF THE INFORMATION AND DATA PERTAINING TO THE REAL PROPERTY AND PERSONAL PROPERTY.

B.

MADISON AND ANY THIRD PARTIES SHALL MAKE THEIR OWN INDEPENDENT ASSESSMENT AND EVALUATION REGARDING ASSAYS, ORE VALUES, ECONOMIC PROJECTIONS REGARDING THE REAL PROPERTY AND PERSONAL PROPERTY.

C.

MADISON AND ANY THIRD PARTIES SHALL NOT RELY UPON INFORMATION SUPPLIED BY LEWIS OR AVAILABLE IN THE LEWIS FILES.

D.

ANY INFORMATION FURNISHED BY MADISON TO THIRD PARTIES, INCLUDING PROSPECTIVE INVESTORS AND STOCK EXCHANGES, SHALL INCLUDE THE FOLLOWING EXPRESS LIMITATION WITH REGARD TO LEWIS, WHICH SHALL BE IN THE FORM OF A SHEET ATTACHED TO EACH DOCUMENT, MAP, ASSAY REPORT, AND OTHER INFORMATION:

CAUTION:  THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE ANY REPRESENTATION OF ECONOMIC VALUE OR DEVELOPMENT POTENTIAL BY F. W. LEWIS, INC., FRANK  W. LEWIS, SHARON LEWIS, OR THE SF LEWIS TRUST.

E.

MADISON WILL DEFEND, INDEMNIFY, AND HOLD LEWIS HARMLESS FROM ANY CLAIMS, DEMAND, OR LIABILITIES ARISING FROM USE OF THE INFORMATION.

4.5

Bankruptcy of Madison.  In the event the business or assets of both MNP and GAME are taken over by an assignee for the benefit of creditors or by a receiver or other court custodian and remains unreleased for twenty (20) days, Lewis may, at its option, terminate this Agreement.

4.6

Abandonment.  After exercise of the Purchase Option and before exercise of the Royalty Purchase Option, if Madison decides to abandon the Property it shall offer, at least ninety (90) days prior to such abandonment, to quitclaim its interest in the Property to Lewis, free and clear of any cost.  Lewis shall have a period of thirty (30) days after such notice to elect to accept the quitclaim on the Property.  Such election to accept the Property will be indicated by Lewis recording the deed.  In the event Lewis does not make such an election, this Agreement shall terminate and Madison shall be free to abandon the Property, at its sole discretion.

4.7

Binding Effect.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto, their respective successors and assigns.

4.8

Applicable Law.  The terms and provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada applicable to agreements made and to be performed wholly within such State.  With respect to any litigation proceedings arising between the parties under this Agreement or relating to the Property, the parties each irrevocably submit to the exclusive jurisdiction of either the Second Judicial District Court for the State of Nevada, in Reno, Nevada, or the United States District Court for the District of Nevada, in Reno, Nevada.  Each party waives any claim that such proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such proceedings, that such courts do not have personal jurisdiction over such party; provided, however, that neither party waives the right to seek the removal of any proceeding initiated in the Second Judicial District Court for the State of Nevada to the United States District Court for the District of Nevada.  The parties may conduct discovery pursuant to the Nevada Rules of Civil Procedure or the Federal Rules of Civil Procedure and any other applicable local rules, as applicable.  The parties may elect to resolve their dispute by arbitration, in which case the arbitration proceedings shall be governed by the rules of the American Arbitration Association, or otherwise as the parties shall mutually agree.

4.9

Attorney Fees and Costs.  Should any litigation arise out of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees and court costs, in addition to any other relief the court may grant.

4.10

Entire Agreement.  This Agreement terminates and replaces all prior agreements, either written, oral or implied between the parties hereto, and constitutes the entire agreement between the parties.

4.11

Memorandum of Agreement.   The parties hereto agree to execute a memorandum of this Agreement, which shall be recorded in the official records of Lander County, Nevada for the purpose of providing constructive notice of this Agreement, pursuant to the laws of the State of Nevada.

4.12

Void or Invalid Provisions.  If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all remaining provisions, covenants and conditions of this Agreement, and all applications thereof, not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired or invalidated thereby.

4.13

Waiver.  No waiver of any breach of any covenant herein shall be construed to be a waiver of the covenant itself, or any subsequent breach thereof.

4.14

Amendment.  All amendments of this Agreement must be in writing signed by all parties.

4.15

Time of Essence.  Time is of the essence in this Agreement and each and every part thereof.

4.16

No Partnership or Implied Covenants.  This Agreement shall not be construed under any circumstances as creating a partnership between Lewis and Madison or either of them and any other party.  There shall be no implied covenants or duties under this Agreement, except for the covenant of good faith and fair dealing.

4.17

Force Majeure.  If Madison should be prevented or delayed from performing any of the obligations of this Agreement, in whole or in part, by reason or act of nature, strike, fire, flood, delay in transportation, war insurrection or mob violence, requirement or regulation of government, unavoidable casualties, unavoidable accidents, any local, state or federal law, regulation or order, the judgment or order of any court, any such failure to perform shall not be deemed a breach of this Agreement, but performance of said obligations shall be suspended during such period of disability and performance of said obligations shall be resumed immediately after such disability has been removed.  Force majeure shall not be applicable to the obligations of Madison (1) to perform assessment work or to pay the federal claim maintenance fees and county recording fees, as prescribed in Section 1.16; (2) to make the minimum royalty or advance minimum royalty payments described in this Agreement; and (3) to make all other payments due to Lewis pursuant to this Agreement.

4.18

Confidentiality.  Except for the recording of a Memorandum of Agreement, as provided in Section 4.11, and except as otherwise provided in this Section, the terms and conditions of this Agreement, and all data, reports, records, and other information of any kind whatsoever developed or acquired by any party in connection with this Agreement shall be treated by the parties as confidential (hereinafter called “Confidential Information”) and no party shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other party.  Confidential Information that is available or that becomes available in the public domain, other than through a breach of this provision by a party, shall no longer be treated as Confidential Information.

The foregoing restrictions shall not apply to the disclosure of Confidential Information to any affiliate; to any public or private financing agency or institution; to any contractors or subcontractors which the parties may engage; to employees and consultants of the parties; or to any third party to which a party contemplates the transfer, sale, assignment, encumbrance or other disposition of all or part of its interest in this Agree-meet; provided, however, that in any such case only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and the person or company to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section.

In the event that a party is required to disclose Confidential Information to any federal, state or local government, any court, agency or department thereof, or any stock exchange, to the extent required by applicable law, rule or regulation, or in response to a legitimate request for such Confidential Information, the party so required shall immediately notify the other party hereto of such requirement and the terms thereof, and the proposed form and content of the disclosure prior to such submission.  The other party shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the court, agency, exchange or department concerned, and to seek confidential treatment of any Confidential Information to be disclosed on such terms as such party shall, in its sole discretion, determine.

Madison has been informed that the S.F. Lewis Trust, which owns all of the stock of F.W. Lewis, Inc., is presently offering to sell all of the stock of F.W. Lewis, Inc. to interested parties.  Such parties, after signing a Confidentiality Agreement to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section, shall be entitled to review all Confidential Information which relates to the Property: i) in the possession of Lewis and ii) to which Lewis is entitled under the terms of this Agreement but which Confidential Information Lewis has not yet received, provided that such review shall be made in accordance with the provisions of this Section 4.18.  The purpose of such examination shall be to assist in valuation of the stock of F.W. Lewis, Inc.

4.19.

Counterparts and Facsimile Signatures.  This Agreement may be executed in counterparts, and signature pages transmitted by facsimile shall be treated as original and binding signatures (provided, however, that a fully-executed original Agreement is delivered to Lewis within fourteen (14) days of the Effective Date).

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

F. W. LEWIS, INC.

“Frank W. Lewis”

By: FRANK W. LEWIS, President

FRANK W. LEWIS, President

GREAT AMERICAN MINERALS

EXPLORATION (NEVADA), LLC, a

Nevada limited liability company

By:         “Donald James McDowell”

Name:    “Donald James McDowell”

Title:                                “Manager”

MADISON ENTERPRISES CORP., a British     Columbia corporation

By:                  “Chet Idziszek”

Name:             “Chet Idziszek”

Title:                      “President”

STATE OF NEVADA           )

                                                ) ss.

COUNTY OF WASHOE       )

On this  4th day of June, 2002, personally appeared before me, a Notary Public, Frank W. Lewis, a duly qualified and acting officer of F. W. LEWIS, INC., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of said corporation.

“Richard W. Harris”

__________________________________

Notary Public

STATE OF                              )

                                                ) ss.

COUNTY OF                          )

On this 5th day ofJune, 2002, personally appeared before me, a Notary Public, Donald James McDowell, a duly qualified and acting officer of GREAT AMERICAN MINERALS EXPLORATION (NEVADA), LLC, a Nevada limited liability company, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of said corporation.

“Richard W. Harris”

__________________________________

Notary Public

PROVINCE OF BRITISH COLUMBIA   )

                                                                   ) ss.

CITY OF VANCOUVER                          )

On this 5th day of June, 2002, personally appeared before me, a Notary Public, Chet Idziszek, a duly qualified and acting officer of MADISON ENTERPRISES CORP., a British Columbia corporation, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of said corporation.

“J.G. Stewart”

_________________________________

Notary Public

lewis/8682.01/Madison

exploration agreement w/option to purchase 5/02

BattleMt

EXHIBIT A

LANDER COUNTY, NEVADA

BATTLE MOUNTAIN MINING DISTRICT

Patented property of F. W. Lewis, Inc.

New Silver dream #6 U. S. Survey No. 5048

Robert Emmett  U. S. Survey  No.59  Parcel No. 98-702-21

Eureka U. S. Survey No. 60  Parcel No.98-702-22

October  U. S. Survey No.  4380 Parcel No.  98-702-41

Alps Mine and Company U. S. Survey No. 3742 Parcel No.  98-701-95

Weimer Burr U S. Survey No,  3074 Parcel No.  98-702-37

Hoosac Lode and Company U. S. 3742 (excepting a small portion of this claim that is South and not contiguous to the other property) Parcel No.  98-701-94

Styles Farm Parcel No.  10-420-01.  Approximately 5 acres with water rights as follows:

T. 31, N, R. 43 E., MDBM, Section 11 SE ¼ NW ¼ SW ¼ SW ¼; N ½ NE ¼  SW ¼  SW ¼ SW ¼; E ½ SW ¼ NW ¼ SW ¼ SW ¼.

Unpatented property of F. W. Lewis, Inc.

Claim Names

Book

Page

NMC

Antler Ext. No. 1

275

417

385042

Antler Ext. No. 2

275

418

385043

Antler Ext. No. 3

275

419

385044

Antler Ext. No. 4

275

420

385045

Antler Ext. No. 5

275

421

385046

Antler Ext. No. 6

275

422

385047

Antler Ext. No. 7

275

423

385048

Antler Ext. No. 8

275

424

385049

Antler Ext. No. 9

275

425

385050

Antler Ext. No. 10

275

426

385051

Antler No. 1

189

443

181854

Antler No. 2

189

444

181855

Antler No. 3

189

445

181856

Antler No. 4

189

446

181857

Antler No. 5

189

447

181858

Antler No. 6

189

448

181859

Antler No. 7

189

449

181860

Antler No. 8

189

450

181861

Antler No. 9

189

451

181862

Antler No. 10

189

452

181863

Antler No. 11

189

453

181864

Antler No. 12

189

454

181865

Antler No. 13

189

455

181866

Antler No. 14

189

456

181867

Antler No. 15

189

457

181868

Antler No. 16

189

458

181869

Antler No. 17

189

459

181870

Antler No. 18

189

460

181871

Antler No. 19

189

461

181872

Antler No. 20

189

462

181873

Antler No. 21

189

463

181874

Antler No. 22

189

464

181875

Antler No. 23

189

465

181876

Antler No. 24

189

466

181877

Antler No. 25

189

467

181878

Antler No. 26

189

468

181879

Antler No. 27

189

469

181880

Antler No. 28

196

278

200025

Antler No. 29

196

279

200026

Antler No. 30

196

280

200027

Antler No. 31

196

281

200028

Antler No. 32

196

282

200029

Antler No. 33

196

283

200030

Antler No. 34

196

284

200031

Antler No. 35

196

285

200032

Antler No. 36

196

286

200033

AP No. 1 PL

212

344

241342

AP No. 2 PL

212

345

241343

AP No. 3 PL

212

346

241344

AP No. 4 PL

212

347

24l345

AP No. 5 PL

212

348

241346

April

4

64

97906

Battle

210

185

241290

Battle No. l

210

186

241291

Battle No. 2

210

187

241292

Bear Paw

9

281

102415

Amended

221

553

Bear Paw No. 1

9

282

102416

Amended

221

554

Bear Paw No. 2

210

190

241293

Bear Paw No. 3

210

191

241294

Bear Paw No. 4

9

373

102417

Amended

221

557

Bear Paw No. 5

9

374

102418

Amended

221

558

Bear Paw No. 6

11

400

102419

Amended

221

559

Buena Vista Fr. No. 1

214

197

245427

Buena Vista Fr. No. 2

214

198

245428

Buena Vista Fr. No. 3

221

412

260267

Buena Vista Fr. No. 4

221

413

260268

Buena Vista Fr. No. 5

221

414

260269

Buena Vista Fr. No. 6

221

415

260270

Buena Vista Fr. No. 7

221

416

260271

Buena Vista No. 1

177

314

151268

Buena Vista No. 2

177

315

151269

Buena Vista No. 3

177

316

151270

Buena Vista No. 4

177

317

151271

Buena Vista No. 5

177

318

151272

Buena Vista No. 6

177

319

151273

Buena Vista No. 7

177

320

151274

Buena Vista No. 8

177

321

151275

Buena Vista No. 9

177

322

151276

Buena Vista No. 10

177

323

151277

Buena Vista No. 11

177

324

151278

Buena Vista No. 12

177

325

151279

Buena Vista No. 13

177

326

151280

Buena Vista No. 14

180

28

159544

Buena Vista No. 15

180

29

159545

Buena Vista No. 16

180

30

159546

Buena Vista No. 17

189

482

181887

Buena Vista No. 18

189

483

181888

Buena Vista No. 19

189

484

181889

Buena Vista No. 20

189

485

181890

Buena Vista No. 21

189

486

181891

Buena Vista No. 22

189

487

181892

Buena Vista No. 23

189

488

181893

BVD No. 1 PL

212

324

241352

BVD No. 2 PL

212

325

241353

BVD No. 3 PL

212

326

241354

BVD No. 4 PL

212

327

241355

BVD No. 5 PL

212

328

241356

BVD No. 6 PL

212

329

241357

BVD No. 7 PL

212

330

241358

BVD No. 8 PL

212

331

241359

BVD No. 9 PL

212

332

241360

BVD No. 10 PL

212

333

241361

BVD No. 11 PL

212

334

241362

Driscol Ext. No. 5

210

180

241287

Driscol Ext. No. 6

210

181

241288

Driscol Ext. No. 7

210

182

241289

Driscol Ext. No. 8

177

306

151260

Driscol Ext. No. 9

177

307

151261

Driscol Ext. No. 10

177

308

151262

Driscol Ext. No. 11

177

309

151263

Amended

224

300

Driscol Ext. No. 12

177

310

151264

Amended

224

301

Driscol Ext. No. 13

177

311

151265

Amended

224

302

Driscol Ext. No. 14

177

312

151266

Driscol Ext. No. 15

177

313

151267

Driscol Ext. No. 16

190

151

183430

Driscol Ext. No. 17

190

152

183431

Driscol Ext. No. 18

190

153

183432

Driscol Ext. No. 19

190

154

183433

Driscol Ext. No. 20

190

155

183434

Driscol Ext. No. 21

190

156

183435

Driscol Ext. No. 22

190

157

183436

Driscol Ext. No. 23

190

158

183437

Driscol Ext. No. 24

190

159

183438

Driscol Ext. No. 25

190

160

183439

Driscol Ext. No. 26

190

161

183440

Driscol Ext. No. 27

190

162

183441

Driscol Ext. No. 28

190

163

183442

Amended

224

303

Driscol Ext. No. 29

190

164

183443

Amended

224

304

Driscol Ext. No. 30

190

165

183444

Amended

224

305

Driscol Ext. No. 31

190

166

183445

Amended

224

306

Driscol Ext. No. 32

190

167

183446

 Amended

224

307

Driscol Ext. No. 33

190

168

183447

Amended

224

308

Driscol Ext. No. 34

190

169

183448

Amended

224

309

Driscol Ext. No. 37

190

170

183449

Amended

224

310

Driscol Ext. No. 38

190

171

183450

Amended

224

311

Driscol Ext. No. 39

190

172

183451

Amended

224

312

Driscol Ext. No. 40

190

173

183452

Amended

224

313

Driscol Ext. No. 41

190

174

183453

Driscol Ext. No. 42

190

175

183454

Amended

224

314

Driscol Ext. No. 43

212

342

241347

Driscol Ext. No. 44

224

316

271305

Driscol Ext. No. 45

224

317

271306

Driscol Ext. No. 46

224

318

271307

Driscol Ext. No. 47

224

319

271308

Driscol Ext. No. 48

224

320

271309

Driscol Ext. No. 49

224

321

271310

Driscol High Grade

22

248

70523

Driscol No. 1

22

249

70524

Amended

221

560

Driscol No. 2

22

249

70525

Amended

221

561

Driscol No. 3

22

250

70526

Amended

221

562

Driscol No. 4

2

34

70527

Amended

221

563

Driscol No. 5

2

62

70528

Amended

221

564

Driscol No. 6

2

63

70529

Amended

221

565

Driscol No. 7

2

64

70530

Amended

221

566

Driscol No. 8

2

65

70531

Driscoll No. 9

7

234

70532

Driscoll No. 10

7

235

70533

Driscoll No. 11

7

236

70534

Driscoll No. 12

7

237

70535

Driscoll No. 13

7

238

70536

Amended

221

567

Driscoll No. 14

7

239

70537

Amended

221

568

Amended

408

467

Driscoll No. 15

7

240

70538

Amended

221

569

Duck Fraction

277

463

387880

Honey Bear No. 1

217

143

251629

Honey Bear No. 2

217

144

251630

Honey Bear No. 3

217

145

251631

Honey Bear No. 4

217

146

251632

Honey Bear No. 5

217

147

251633

Honey Bear No. 6

217

148

251634

Honey Bear No. 7

217

149

251635

Honey Bear No. 8

217

150

251636

Honey Bear No. 9

217

151

251637

Honey Bear No. 10

217

152

251638

Honey Bear No. 11

217

153

251639

Honey Bear No. 12

217

154

251640

Honey Bear No. 13

217

155

251641

Honey Bear No. 14

217

156

251642

Honey Bear No. 15

217

157

251643

Honey Bear No. 16

217

158

251644

Honey Bear No. 17

217

159

251645

Honey Bear No. 18

217

160

251646

Honey Bear No. 19

217

161

251647

Honey Bear No. 20

217

162

251648

Honey Bear No. 21

217

163

251649

Honey Bear No. 22

217

164

251650

Honey Bear No. 23

217

165

251651

Honey Bear No. 24

217

166

251652

LC No. 1

212

350

241315

LC No. 2

212

351

241316

LC No. 3A

212

352

241317

LC No. 3B

212

353

241318

LC No. 4

212

354

241319

LC No. 5

212

355

241320

LC No. 6

212

356

241321

LC No. 7

212

357

241322

LC No. 8

212

358

241323

Amended

224

295

LC No. 9

212

359

241324

Amended

224

359

LC No. 10

212

360

241325

LC No. 11

212

361

241326

LC No. 12

212

362

241327

LC No. 13

212

363

241328

LC No. 14

212

364

241329

LC No. 15

212

365

241330

LC No. 16

212

366

241331

LC No. 17

212

367

241332

LC No. 18

212

368

241333

LC No. 19

212

369

241334

LC No-. 20

212

370

241335

LC No. 21

212

371

241336

LC No. 22

212

372

241337

LC No. 23

212

373

241338

LC No. 24

212

374

241339

LC No. 25

212

375

241340

Amended

224

297

LC No. 26

212

376

241341

Amended

224

298

LC No. 27

224

287

271311

LC No. 28

224

288

271312

LC No. 29

224

289

271313

LC No. 30

224

290

271314

LC No. 31

224

291

271315

LC No. 32

224

292

271316

NKL No.   1

190

214

183881

NKL No.   2

190

215

183882

NKL No.   3

190

216

183883

NKL No.   4

190

217

183884

NKL No.   5

190

218

183885

NKL No.   6

190

219

183886

NKL No.   7

190

220

183887

NKL No.   8

190

221

183888

NKL No.   9

190

222

183889

NKL No. 10

190

223

183890

NKL No. 11

190

224

183891

NKL No. 12

190

225

183892

NKL No. 13

190

226

183893

NKL No. 14

190

227

183894

NKL No. 15

190

228

183895

NKL No. 16

190

229

183896

NKL No. 17

190

230

183897

NKL No. 19

190

232

183899

NKL No. 20

190

233

183900

NKL No. 21

190

234

183901

NKL No. 22

212

339

241348

NKL No. 22

214

187

245418

NKL No. 23

212

340

241349

NKL No. 23

214

188

245419

NKP No.   1 PL

190

259

183860

NKL No.   2 PL

190

260

183861

NKL No.   3 PL

190

261

183862

NKL No.   4 PL

190

262

183863

NKL No.   5 PL

190

263

183864

NKL No.   6 PL

190

264

183865

NKL No.   7 PL

190

265

183866

NKL No.   8 PL

190

266

183867

NKL No.   9 PL

190

267

183868

NKL No. 10 PL

190

268

183869

NKL No. 11 PL

190

269

183870

NKL No. 12 PL

190

270

183871

NKL No. 13 PL

190

271

183872

NKL No. 14 PL

190

272

183873

NKL No. 15 PL

190

273

183874

NKP No. 16 PL

190

274

183875

NKL No. 17 PL

190

275

183876

NKL No. 19 PL

190

277

183878

NKL No. 20 PL

190

278

183879

NKL No. 21 PL

190

279

183880

NKL No. 22 PL

212

336

241350

NKL No. 23 PL

212

337

241351

Perspiration Ext. No. 1

275

409

385034

Perspiration Ext. No. 2

275

410

385035

Perspiration Ext. No. 3

275

411

385036

Perspiration Ext. No. 4

275

412

385037

Perspiration Ext. No. 5

275

413

385038

Perspiration Ext. No. 6

275

414

385039

Perspiration Ext. No. 7

275

415

385040

Perspiration Ext. No. 8

275

416

385041

Perspiration No. 1

2

66

97903

Perspiration No. 2

13

155

97904

Perspiration No. 3

13

156

97905

Perspiration No. 4

190

177

183455

Perspiration No. 5

190

178

183456

Perspiration No. 6

190

179

183457

Perspiration No. 7

190

180

183458

Perspiration No. 8

190

181

183459

Perspiration No. 9

190

182

183460

Perspiration No. 10

190

183

183461

Perspiration No. 11

190

184

183462

Perspiration No. 12

190

185

183463

Perspiration No. 13

190

186

183464

Perspiration No. 14

190

187

183465

Perspiration No. 15

190

188

183466

Perspiration No. 16

190

189

183467

Perspiration No. 17

190

190

183468

Perspiration No. 18

190

191

183469

Perspiration No. 19

190

192

183470

Perspiration No. 20

190

193

183471

Perspiration No. 21

190

194

183472

Perspiration No. 22

190

195

183473

Perspiration No. 23

190

196

183474

Perspiration No. 24

190

197

183475

Perspiration No. 25

190

198

183476

Perspiration No. 26

190

199

183477

Perspiration No. 27

190

200

183478

Perspiration No. 28

190

201

183479

Perspiration No. 29

190

202

183480

Perspiration No. 30

190

203

183481

Perspiration No. 31

190

204

183482

Perspiration No. 32

190

205

183483

Perspiration No. 33

190

206

183484

Perspiration No. 34

190

207

183485

Perspiration No. 35

190

208

183486

Perspiration No. 36

190

209

183487

Perspiration No. 37

190

210

183488

Perspiration No. 38

190

211

183489

Perspiration No. 39

190

212

183490

Roid No. 1 Fraction

293

28

418380

Roid No. 2 Fraction

293

29

418381

SC No. 1

224

270

271317

SC No. 2

224

271

271318

SC No. 3

224

272

271319

SC No. 4

224

273

271320

SC No. 5

224

274

271321

SC No. 6

224

275

271322

SC No. 7

224

276

271323

SC No. 8

224

277

271324

SC No. 9

224

278

271325

SC No. 10

224

279

271326

SC No. 11

224

280

271327

SC No. 12

224

281

271328

SC No. 13

224

282

271329

SC No. 14

224

283

271330

SC No. 15

224

284

271331

SC No. 16

224

285

271332

Silver Dream No. 1

213

261

243533

New Silver Dream No. 2

343

196

589457

New Silver Dream No. 3

343

198

589458

Silver Dream No.  4

213

264

243536

Silver Dream No.  5

213

265

243537

Silver Dream No.  7

213

266

243538

Silver Dream No.  8

213

267

243539

Silver Dream No.  9

177

302

151241

Silver Dream No. 10

177

303

151242

Silver Dream No. 11

177

304

151243

Surprise Fraction No. 1

214

190

245420

Surprise Fraction No. 2

214

191

245421

Surprise Fraction No. 3

214

192

245422

Surprise Fraction No. 4

214

193

245423

Surprise Fraction No. 5

214

194

245424

Surprise Fraction No. 6

214

195

245425

Surprise Fraction No. 7

214

196

245426

Surprise No. 5

180

24

159540

Surprise No. 6

180

25

159541

Surprise No. 7

180

27

159542

Surprise No. 8

180

28

159543

Surprise No. 9

181

584

166987

Amended

221

571

Surprise No. 10

181

585

166988

Amended

221

572

Amended

343

200

Willow Fraction

293

30

418382

Willow Fraction No. 1

293

31

418383

Willow Fraction No. 2

293

32

418384

Willow Fraction No. 3

293

33

418385

Goldfield Concentrates Mill Site

8

423

102449

McBear 1

408

582

700644

(360 unpatened)

Battle Mountain

Water rights  Including the following:

Water right certificate to Galena Spring No. 7592

Water right certificate to Shiloh Shaft No. 759375

Styles water permits No.s 7665,  7684, 28960, 9811.

Water right applications No.s

(49038, 49039, 49053.) Protested and pending hearing.

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 23, 2002

Great American Minerals Exploration, LLC

9051 South 1075 West, Suite B-301

West Jordan, Utah

U.S.A. 84088

Attention:

D.J. McDowell

Dear Don:

Re:

Lewis Property, Lander County, Nevada

Further to our letter agreement dated May 1, 2002, our subsequent negotiations with F.W. Lewis, Inc. (“Lewis”) and our subsequent telephone conversations, this letter agreement confirms the agreement of Madison Enterprises Corp. (“Madison”) and Great American Minerals Exploration, LLC (“GAME”) respecting the Lewis Property:

1.

Madison and GAME will continue work together to negotiate and settle the terms of the underlying agreement (the “Lewis Agreement”) between Lewis, Madison and GAME and to ensure that its terms are acceptable to both parties.  In particular, the parties will attempt to modify the initial payment provisions so that the initial payment will be due on Madison’s receipt of regulatory approval of the agreement.  If the Lewis Agreement, in a form acceptable to both Madison and GAME, is not in place by June 15, 2002, this letter agreement, other than the provisions of paragraph 11 below, will terminate and be of no further force and effect.  The agreement of Madison and GAME set forth in this letter agreement is predicated on the Lewis Agreement (as presently proposed) providing that Madison and GAME can jointly acquire a 100% interest in the Lewis Property free and clear of all encumbrances other than a 5% gross royalty on gold and a 4% net smelter returns royalty (collectively the “Royalty”) on all other metals in favour of Lewis by:

(a)

paying Lewis

(i)

 US$25,000 on execution of the Lewis Agreement;

(ii)

US$2,000 per month from June 1, 2002 to December 1, 2002; and

(iii)

US$3,000 per month thereafter until the purchase option in the Lewis Agreement is terminated or exercised; and

(iv)

US$2,000,000 by December 31, 2007; and

(b)

incurring exploration expenditures of US$250,000 by December 31, 2002, exploration expenditures of US$150,000 by December 31, 2003, and at least US$250,000 every year thereafter until the purchase option in the Lewis Agreement is terminated or exercised, provided that GAME and Madison will be allowed to credit excess expenditures in prior periods to subsequent periods.

The Lewis Agreement as presently proposed requires an advance minimum royalty of US$60,000 per year commencing on purchase of the Lewis Property. The Lewis Agreement (as presently proposed) provides that the Royalty can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option.  The Lewis Agreement (as presently proposed) provides that the purchase price for the Royalty increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

2.

Madison has an option to acquire a 51% interest in the Lewis Agreement by paying GAME US$25,000 on CDNX approval, paying the property payments anticipated to be due pursuant to the Lewis Agreement before December 31, 2004 as described in paragraph 1(a) above (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  In the event that Madison fails to make the payments and incur the expenditures as set out in this paragraph or otherwise terminates this letter agreement prior to the exercise of this option, the option will terminate and Madison shall have no interest whatsoever in the Lewis Agreement or the Lewis Property, provided, however, that GAME shall indemnify and hold Madison harmless from any claims, demands or liabilities arising from the Lewis Agreement after termination of this letter agreement in the event that GAME does not also terminate the Lewis Agreement.

3.

Madison has an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year.  In the event that Madison fails to make the payments and incur the expenditures as set out in this paragraph, the option will terminate and Madison shall not have acquired the additional 9% interest in the Lewis Agreement and its interest will remain at 51%, subject to the provisions hereof concerning dilution in the event that either party fails to contribute its proportionate share of costs.

4.

Madison must elect at 51% whether to acquire the further interests or enter into a joint venture with GAME for future exploration and development of the Lewis Property.  If Madison elects to enter into a joint venture, the joint venture agreement shall contain terms which are standard in the mineral exploration business, including the requirement that all costs be borne by the parties on a pro rata basis, failing which the interest of the party not contributing will be subject to dilution on a straight-line basis.  If the interest of either party is diluted to 25% or less, its interest will convert to a 25% net profits interest.

5.

If Madison elects to acquire the additional 9% interest (60% in the aggregate), GAME will have 120 days after Madison acquires the additional interest to elect whether to participate on a 60/40 joint venture basis (on the terms set out above) or to allow Madison to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAME non-recourse project financing for GAME's remaining 25% interest.  If GAME elects to permit Madison to acquire an additional interest, Madison will then have 120 days to elect whether to participate on a 60/40 joint venture basis or to acquire the further 15% interest on the terms set out above.

6.

Madison will be entitled to accelerate exploration expenditures at any time.  If it does so and completes the expenditure requirement for the earn-in stage at which it has elected to move to a joint venture, GAME will be required to be begin contributing to all costs except the property payments due pursuant to the Lewis Agreement and referred to above which shall be solely Madison’s responsibility.

7.

Madison will provide GAME with copies of all data and analyses respecting the Lewis Property and will consult with GAME on all exploration programs during the currency of the agreement and all exploration decisions will be made by a technical committee comprised of one representative of Madison and one representative of GAME, with Madison’s representative having the deciding vote in the case of a deadlock.

8.

During periods of active exploration, Madison agrees to engage Don McDowell as a exploration consultant to assist with exploration at daily rate of US$300, plus all reasonable expenses which have received advance approval.  Madison agrees to engage Don McDowell for a minimum of ten days in each of the six months following CDNX approval of the agreement.

9.

Madison and GAME shall use their best efforts to expeditiously and in good faith settle the terms of and execute a joint venture agreement to take effect upon Madison exercising its option and acquiring a 51% interest or a 60% interest, as the case may be, in the Lewis Property.  The joint venture agreement will contain terms which are generally standard in the North American mining industry in addition to the specific terms outlined herein.

10.

The Lewis Agreement provides that the obligation to incur exploration costs for a calendar year is incurred unless the Lewis Agreement is terminated prior to the beginning of such calendar year.  Madison may not terminate this letter agreement as to the payments and exploration work required under the Lewis Agreement during the calendar year ending December 31, 2002.  Madison may terminate this letter agreement and thereby not be required to make the payments and exploration work required under the Lewis Agreement during and after calendar year 2003 by giving GAME notice of termination no later than November 30, 2002.  Such termination will be effective on the earlier of Madison’s completion of all 2002 obligations under the Lewis Agreement or December 31, 2002.  For subsequent years, Madison may similarly terminate this letter agreement by giving GAME notice of termination no later than November 15 of the calendar year, such termination to be effective on the earlier of completion of all obligations under the Lewis Agreement for the calendar year in which notice was given or December 31 of the calendar year in which notice was given.

11.

If the parties are required to indemnify Lewis pursuant to Section 4.4(E) of the Lewis Agreement solely as a result of the use of the Lewis Information by only one of the parties, the party whose use of the information resulted in the indemnification obligation shall indemnify and hold harmless the other party from and against all resulting claims, liabilities and damages.

12.

If the Lewis Agreement, in a form acceptable to both Madison and GAME, is not in place by June 15, 2002, or if Madison does not obtain or waive CDNX approval, Madison agrees that it shall not, without the written consent of GAME, acquire any interest in the Lewis Property for a period of two years following the date of this letter agreement.

13.

Our agreement is subject to CDNX approval on the part of Madison, which Madison must obtain by June 30, 2002.

If the foregoing accords with your understanding of our agreement, please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

Yours Truly,

MADISON ENTERPRISES CORP.

“J.G. Stewart”

Agreed to and accepted this 23rd day

per:

J.G. Stewart,

of May, 2002.

Secretary

“D. McDowell”

JGS:ea

Great American Minerals

Exploration, LLC

Per: Don McDowell

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Enterprises Corp. (the “Company”) for the year ended October 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 19, 2003

     “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Enterprises Corp. (the “Company”) for the year ended October 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 19, 2003

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer