Form 20-F
period 2003-10-31
MADISON ENTERPRISES CORP
filed 2004-03-19
CIK 1038621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

October 31, 2003

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

Page 1 of 73 Pages

The Exhibit Index is located on Page 73

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

76,545,583

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

X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2003 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 16 to the accompanying Financial Statements of the Company.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

8

PART I

12

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISORS

12

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

12

ITEM 3.

KEY INFORMATION

12

A.

Selected Financial Data

12

B.

Capitalization and Indebtedness

14

C.

Reasons For The Offer and Use of Proceeds

14

D.

Risk Factors

14

Exploration Risks

14

Title Matters

14

Conflicts of Interest

15

Currency Fluctuations

15

Additional Funding Requirements

15

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

15

Limited Experience with Development-Stage Mining Operations

16

Stock Subject to Penny Stock Rules

16

Competition

16

Mineral Prices

16

Foreign Countries and Regulatory Requirements

17

Environmental and Other Regulatory Requirements

17

Papua New Guinea Political Risks

18

Panama Political Risks

18

Dividends

18

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability

of Civil Liabilities and Judgments

18

If the Company is Unable to Successfully Develop and Subsequently Generate

Sufficient Cash Flow from its Properties, the Company Could be Treated as a

Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting

in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

19

ITEM 4.

INFORMATION ON THE COMPANY

19

A.

History and Development of the Company

19

Acquisition of the Mt. Kare Property, Papua New Guinea

19

Acquisition of the Belencillo Property, Panama

20

Acquisition of the Lewis Property, Nevada

20

B.

Business Overview

21

C.

Organizational Structure

23

D.

Property Plants and Equipment

23

Mt. Kare Property, Papua New Guinea

24

Title

24

Location, Access & Physiography

27

Plant and Equipment

27

Exploration History

27

Exploration - Recent Results

28

Regional and Local Geology

31

Mineralization

31

Proposed Exploration

31

Doing Business in Papua New Guinea

32

Lewis Property, Nevada

36

Title

36

Location, Access & Physiography

37

Plant and Equipment

37

Regional and Local Geology

37

Mineralization

39

Exploration History

39

Exploration - Recent Results

40

Proposed Exploration

40

Belencillo Property, Panama

41

Doing Business in Panama

41

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

42

A.

Operating Results

42

Fiscal Year Ended October 31, 2003 Compared to Fiscal Year Ended

October 31, 2002

43

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended

October 31, 2001

43

Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended

October 31, 2000

43

B.

Liquidity and Capital Resources

44

October 31, 2003 Compared to October 31, 2002

44

October 31, 2002 Compared to October 31, 2001

45

October 31, 2001 Compared to October 31, 2000

45

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

46

Outlook

46

C.

Research and Development, Patents and Licenses, etc.

46

D.

Trend Information

46

E.

Off-Balance Sheet Arrangements

46

F.

Tabular Disclosure of Contractual Obligations

47

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

47

A.

Directors and Senior Management

47

B.

Compensation

48

Cash and Non-Cash Compensation - Executive Officers and Directors

48

Option Grants in Last Fiscal Year

49

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option Values

49

Defined Benefit or Actuarial Plan Disclosure

49

Termination of Employment, Change in Responsibilities and Employment Contracts

49

Directors

50

C.

Board Practices

50

D.

Employees

51

E.

Share Ownership

51

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

52

A.

Major Shareholders

52

B.

Related Party Transactions

53

C.

Interests of Experts and Counsel

53

ITEM 8.

FINANCIAL INFORMATION

53

A.

Consolidated Statements and Other Financial Information

53

B.

Significant Changes

53

ITEM 9.

THE OFFER AND LISTING

54

A.

Offer and Listing Details

54

B.

Plan of Distribution

55

C.

Markets

55

D.

Selling Shareholders

55

E.

Dilution

55

F.

Expenses of the Issue

55

ITEM 10.

ADDITIONAL INFORMATION

55

A.

Share Capital

55

B.

Memorandum and Articles of Association

55

C.

Material Contracts

57

D.

Exchange Controls

57

E.

Taxation

59

Material Canadian Federal Income Tax Consequences

59

Dividends

60

Capital Gains

60

Material United States Federal Income Tax Consequences

61

U.S. Holders

61

Distributions on Common Shares of the Company

62

Foreign Tax Credit

62

Information Reporting and Backup Withholding

62

Disposition of Common Shares of the Company

63

Currency Exchange Gains or Losses

63

Other Considerations

63

Foreign Personal Holding Company

63

Foreign Investment Company

63

Passive Foreign Investment Company

64

Controlled Foreign Corporation

65

F.

Dividends and Paying Agents

65

G.

Statements by Experts

65

H.

Documents on Display

65

I.

Subsidiary Information

66

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

66

PART II

66

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

66

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

66

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

66

ITEM 15.

CONTROLS AND PROCEDURES

67

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

67

ITEM 16B.

CODE OF ETHICS

67

PART III

68

ITEM 17.

FINANCIAL STATEMENTS

68

ITEM 18.

FINANCIAL STATEMENTS

68

ITEM 19.

EXHIBITS

68

SIGNATURES

70

CERTIFICATIONS

71

EXHIBIT INDEX

73

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 16 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Results for the periods ended October 31, 2003 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31

		2003	2002	2001	2000	1999

(a)	Total revenue	$0	$0	$0	$0	$0

(b)	Earnings (loss) before extraordinary items
	Total	($729,046)	($677,995)	($3,089,812)	($590,004)	($903,743)
	Per Share¹	($0.01)	($0.01)	($0.07)	($0.01)	($0.04)

(c)	Total assets	$44,267,125	$41,586,554	$41,372,266	$44,340,619	$31,792,346

(d)	Total long-term debt	$0	$0	$0	$0	$0

(e)	Capital stock	$55,882,956	$52,787,448	$51,916,544	$51,700,144	$39,088,378

(f)	Total shareholder equity (deficiency)	$44,138,131	$41,462,157	$41,239,117	$44,112,529	$30,923,600

(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(h)	Net earnings (loss) for the year
	Total	($729,046)	($677,995)	($3,089,812)	($590,004)	($903,743)
	Per Share¹	($0.01)	($0.01)	($0.07)	($0.01)	($0.04)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31

		2003	2002	2001	2000	1999

(a)	Total revenue	$0	$0	$0	$0	$0

(b)	Earnings (loss) before extraordinary items
	Total	($2,623,440)	($1,745,818)	($2,679,876)	($3,905,261)	($7,408,025)
	Per Share¹	($0.04)	($0.03)	($0.06)	($0.09)	($0.32)

(c)	Total assets	$10,856,861	$10,070,684	$10,924,219	$13,482,636	$4,249,620

(d)	Total long-term debt	$0	$0	$0	$0	$0

(e)	Capital stock	$55,882,956	$52,787,448	$51,916,544	$51,700,144	$39,088,378

(f)	Total shareholder equity (deficiency)	$10,727,867	$9,946,287	$10,791,070	$13,254,546	$3,380,874

(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(h)	Net earnings (loss) for the year
	Total	($2,623,440)	($1,745,818)	($2,679,876)	($3,905,261)	($7,408,025)
	Per Share¹	($0.04)	($0.03)	($0.06)	($0.09)	($0.32)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On March 3, 2004, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3476.

The following table sets out the high and low exchange rates for each of the last six months.

	2004		2003

	February	January	December	November	October	September

High for period	1.3503	1.336	1.342	1.3377	1.3518	1.3957

Low for period	1.3069	1.2683	1.2906	1.2948	1.3021	1.3415

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended October 31

	2003	2002	2001	2000	1999
Average for the period
	1.4377	1.5715	1.5406	1.4772	1.5425

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

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company’s operations in Papua New Guinea and Nevada may make it subject to foreign currency fluctuations.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2003, was $13,251,635.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available, both in Papua New Guinea and Nevada.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

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

The Company’s potential mining and processing operations and exploration activities are subject to various federal and state or provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

In order to fully exercise its option, the Company was required to incur exploration expenditures of US$8,000,000 on or before June 26, 2001.  These expenditures were incurred by the Company prior to October 1997 resulting in the Company acquiring its interest in the Mt. Kare Property.  In March 1998, the Company, its wholly owned Papua New Guinea subsidiary, Madison Enterprises (PNG) Limited, Carpenter, Matu, Ramsgate Resources NL, Oakland Limited and Kare-Puga Development Corporation Pty Limited entered into a joint venture agreement to govern future exploration and development of the Mt. Kare Property and this agreement and the Company’s interest in the Mt. Kare Property were both registered in April, 1998.  In November 1999, the Company acquired a further 25% beneficial interest in the Mt. Kare Property from Carpenter pursuant to a sale agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter.  The purchase price for this 25% interest was C$8,567,167 and was satisfied by the issuance of 10,000,000 common shares of the Company and non-transferable share purchase warrants entitling the purchase of up to 3,175,000 additional common shares of the Company at a price of $1.00 per share until November 17, 2001 and thereafter at a price of $1.50 per share until November 17, 2002.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.  As at October 31, 2003, the Company had spent $41,722,002 on capital expenditures including the exploration of the Mt. Kare Property.

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

Acquisition of the Lewis Property, Nevada

In June 2002, the Company became a party to agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  In order to exercise their option, the Company and GAM must:

(a)

pay Lewis

(i)

US$25,000 on execution of the Lewis Agreement;

(ii)

US$2,000 per month from June 1, 2002 to December 1, 2002; and

(iii)

US$3,000 per month thereafter until the purchase option in the Lewis Agreement is terminated or exercised; and

(iv)

US$2,000,000 by December 31, 2007; and

(b)

incur exploration expenditures of US$250,000 by December 31, 2002, further exploration expenditures of US$150,000 by December 31, 2003, and at least an additional US$250,000 every year thereafter until the purchase option in the Lewis Agreement is terminated or exercised, provided that GAM and the Issuer will be allowed to credit excess expenditures in prior periods to subsequent periods.

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

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company can acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company has an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year.  The Company can elect to keep its interest at 51% whereupon it will enter into a joint venture with GAM for future exploration and development of the Lewis Property, with all costs to be borne by the parties on a pro rata basis.  If the Company elects to acquire the additional 9% interest (60% in the aggregate), GAM can elect to participate on a 60/40 joint venture basis or to allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM's remaining 25% interest.

The Company has spent close to US$1.1 million on exploration of the Lewis Property and has made all payments due under the Lewis Agreement to December 31, 2004, thereby acquiring a 51% interest in the Lewis Agreement.

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

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at March 19, 2004:

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

As of March 1, 2004 the Company had completed 235 diamond drill holes totalling 36,787 metres.  In addition, the Company’s exploration has included airborne geophysical surveying (magnetometer and radiometric), ground geophysics (magnetometer and VLF), hand augured soil geochemical sampling, geological mapping, trenching and bedrock sampling.  This exploration identified additional soil geochemical gold anomalies, enlarged the magnetometer anomaly associated with the mineralization at Mt. Kare, and extended known mineralized zones. The work also clarified some of the geological controls on the Mt. Kare mineralization.  Exploration to date has shown excellent continuity of grade and thickness of mineralization between the three main mineralized zones: the Black Zone, the Western Roscoelite Zone, and the Central Zone and that they are still open to expansion.  Diamond drilling in the fall of 1998 expanded the Black Zone and tested the discovery of a new style of limestone-hosted mineralization in the Black Zone South Extension over a 110 metre strike extent of the kilometre long target.  Gold, silver and base metal mineralization, typical of the main Black Zone target, was also encountered.  Deeper drilling in this area encountered strong pyrite mineralization.

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

During the fiscal year ending October 31, 2004, the Company intends to complete a two phase program of geophysical surveying and diamond drilling, dependent on the identification of targets in the geophysical program, at the Pinuni Creek area at an estimated cost of $1,000,000.

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

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  In order to exercise their option, the Company and GAM must:

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

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company can acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company has an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year.  The Company can elect to keep its interest at 51% whereupon it will enter into a joint venture with GAM for future exploration and development of the Lewis Property, with all costs to be borne by the parties on a pro rata basis.  If the Company elects to acquire the additional 9% interest (60% in the aggregate), GAM can elect to participate on a 60/40 joint venture basis or to allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM’s remaining 25% interest.

The Company has spent close to US$1.1 million on exploration of the Lewis Property and has made all payments due under the Lewis Agreement to December 31, 2004, thereby acquiring a 51% interest in the Lewis Agreement.

Location, Access & Physiography

The Lewis Property consists of a contiguous group of 361 unpatented and 8 patented mining claims comprising approximately 2,225 hectares.  It is located within T. 31 N., R. 43 E.  Sections 2-5, 8-11, 15-16 and 20-21 and, T. 32 N., R. 43 E.  Sections 32 and 34 Battle Mountain Mining District, Lander County, Nevada, U.S.A.  The Lewis Property is situated approximately 19 kilometres southwest of the town of Battle Mountain, Nevada, the nearest population centre.  Access to the Lewis Property is excellent with year round four-wheel-drive vehicle the preferred method.  Travelling 15 kilometres south from Battle Mountain on State Highway 305 and then west for an additional 8 kilometres along the improved gravel and dirt-based Galena Canyon road allows access to the central portion of the property.  A series of drill roads provides adequate access to many other parts of the Lewis Property.

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

Through 2003, the Company continued to focus its exploration on the Virgin Structural Zone.  The Company carried out preliminary structural mapping, geochemical and geophysical surveying and drilled 33 holes totalling 23,885 feet on the Virgin Structural Zone.

Results suggest that the Virgin Structural Zone is comprised of two distinct styles of mineralization: sub-vertical, structurally controlled mineralization and sub-horizontal stratigraphically controlled mineralization.  Drilling has confirmed excellent lateral and vertical continuity of mineralization from surface to a minimum depth of 700 feet.  The gold-bearing mineralization, at least 1,850 feet in strike extent, takes the form of a continuous sub-vertical, linear body with a series of sub-horizontal, amoeba-shaped zones.

Proposed Exploration

The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.

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

The Company estimates that the foregoing will cost approximately US$3,000,000 and will be funded out of future financings.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2003, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  The Company’s future mineral exploration and potential mining activities in Papua New Guinea may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

Fiscal Year Ended October 31, 2003 Compared to Fiscal Year Ended October 31, 2002

During the fiscal year ended October 31, 2003, the Company recorded interest income of $84,658, a foreign exchange gain of $9,653 and a loss on sale of marketable securities of $15,744.  During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.

Expenses for the fiscal year ended October 31, 2003 were $807,583, up from $678,381 for the fiscal year ended October 31, 2002.  This increase is primarily due to increased stock based compensation that increased to $158,853 for the fiscal year ended October 31, 2003 from $30,131 for the fiscal year ended October 31, 2002.

The net loss for the fiscal year ended October 31, 2003 was $729,046 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2002 of $677,995 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2004.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.  During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.

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

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.  One of the Company's two principal properties, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks, which are more fully described in “Item 3 - Key Information - D. Risk Factors”.

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

At October 31, 2003, the Company had working capital of $821,370, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

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

October 31, 2003 Compared to October 31, 2002

At October 31, 2003, the Company's current assets totaled $950,364 compared to $368,397 at October 31, 2002.  The increase is primarily attributable to the sale of share capital.  During the same period, total liabilities increased slightly to $128,994 from $124,397.   As a result of these same factors, working capital was $821,370 at October 31, 2003 as compared with working capital of $244,000 at October 31, 2002.  The Company had no long-term debt at either October 31, 2003 or October 31, 2002.

At October 31, 2003, the Company had total assets of $44,267,125 as compared with $41,586,554 at October 31, 2002.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2003 was $55,882,956, up from $52,787,448 as at October 31, 2002 due to the issuance of share capital.  During the fiscal year ended October 31, 2003, the Company issued 4,003,333 common shares at a price of $0.15 per share pursuant to a private placement to generate net cash proceeds of $539,181, 11,000,000 common shares at a price of $0.20 per share pursuant to a private placement to generate net cash proceeds of $1,998,311, 5,260,000 shares pursuant to the exercise of share purchase warrants to generate net proceeds of $638,400, 148,000 shares pursuant to the exercise of incentive stock options to generate net proceeds of $23,400 and 293,532 shares recorded at $46,875 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2003 and October 31, 2002 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2003, the Company incurred property expenditures of $2,142,394, compared to $1,067,823 during the fiscal year ended October 31, 2002.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

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

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings for the fiscal years ended October 31, 2003, 2002 and 2001 would have been reduced by $1,894,394 and $1,067,823 and increased by $409,936, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Outlook

For the remainder of the fiscal year ending October 31, 2004, the Company’s activities will focus on the exploration of the Mt. Kare Property and the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Mt. Kare and Lewis properties such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Abdullah Basodan

Dr. Basodan is a director of the Company.  He is an economist who has worked both as an assistant professor of Economics at King Saud University and as a senior advisor to the Ministries of Petroleum and Resources of Saudi Arabia.  From 1991 to 2000, Dr. Basodan was the President of Nimir Petroleum Company, an oil company with exploration and production operations in twelve countries.  He has extensive connections with international financial institutions and is a director of a number of companies both in Saudi Arabia and in other countries.  Dr. Basodan is 50 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 54 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 56 years old.

Donald W. Kohls

Dr. Kohls is a director of the Company and holds a B.A. from Carleton College and an M.S. and a Ph.D., both in geology, from the University of Minnesota.  He is an exploration geologist and was the Vice-President Explorations for Consolidated Goldfields from April 1976 to July 1991.  During the period, he was directly involved in discovering and developing economic deposits of gold, silver, lead, zinc and heavy minerals sands around the world. Dr. Kohls is 68 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 54 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 45 years old.

B.

Compensation

During the fiscal year ended October 31, 2003, the Company paid a total of $252,525 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2003, 2002 and 2001 in respect of the individuals who were, at October 31, 2003, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

				Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek Chairman of the Board, President, Chief Executive Officer	2003 2002 2001	$133,125 $133,125 $148,594	$2,500 $1,000 $3,000	nil nil nil	427,000 nil 488,080	N/A N/A N/A	N/A N/A N/A	nil nil nil

J.G. Stewart Corporate Secretary	2003 2002 2001	nil nil nil	$2,500 $1,000 nil	$114,400 $107,300 $85,500	325,000 nil 300,000	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended October 31, 2003 to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	427,000	16%	$0.20	$0.20	December 30, 2007
J.G. Stewart	325,000	12%	$0.20	$0.20	December 30, 2007

*

Percentage of all options granted during the fiscal year

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	915,080	$51,245/0
J.G. Stewart	nil	nil	625,000	$34,000/0

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on October 31, 2003, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart received $114,400 for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2003 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Abdullah Basodan	150,000	5.6%	$0.20	$0.20	December 30, 2007
Nell Dragovan	150,000	5.6%	$0.20	$0.20	December 30, 2007
Donald W. Kohls	150,000	5.6%	$0.20	$0.20	December 30, 2007
Catherine Mcleod-Seltzer(1)	150,000	5.6%	$0.20	$0.20	December 30, 2007
Robert Sibthorpe	150,000	5.6%	$0.20	$0.20	December 30, 2007

*

Percentage of all options granted during the fiscal year

(1)

Ms. McLeod-Seltzer resigned as a director on June 5, 2003

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Abdullah Basodan	nil	Nil	475,000	$28,750/0
Nell Dragovan	nil	Nil	449,000	$26,930/0
Donald W. Kohls	nil	Nil	345,000	$19,650/0
Catherine McLeod-Seltzer[6]	nil	Nil	275,000	$14,750/0
Robert Sibthorpe	nil	Nil	275,000	$14,750/0

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on October 31, 2003, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

6

Ms. McLeod-Seltzer resigned as a director on June 5, 2003

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2003.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Abdullah Basodan has been a director of the Company since December 17, 1997.  Nell Dragovan has been a director of the Company since June 5, 2003.  Chet Idziszek has been a director of the Company since November 7, 1993, the Chief Executive Officer of the Company since April 23, 1997 and the Chairman of the Board of Directors of the Company since November 8, 1999 and the President of the Company since August 31, 2001.  Donald Kohls has been a director of the Company since November 7, 1993. Robert Sibthorpe has been a director of the Company since July 23, 1996.  J.G. Stewart has been a director of the Company since April 23, 1997 and the Secretary of the Company since July 15, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Nell Dragovan, Donald W. Kohls and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended October 31, 2003, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2002, the Company had an average of 24 employees.  Of these, eight persons worked out of the Company’s head office and the balance of sixteen persons worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of 24 employees, three worked in management roles (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of sixteen worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and the rest in Papua New Guinea).  Of those employed as geologists or in other aspects of the Company’s mineral exploration work, all were casual or temporary employees.  During the fiscal year ended October 31, 2001, the Company had an average of 60 employees.  Of these, nine persons worked out of the Company’s head office, three persons worked out of the Company’s Papua New Guinea office and the balance of 48 persons worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of 60 employees, four worked in management roles (three in Canada and one in Papua New Guinea), four in secretarial roles (two in Canada and two in Papua New Guinea), two in accounting roles (in Canada) and the balance of 51 worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and the rest in Papua New Guinea).  Of those employed as geologists or in other aspects of the Company’s mineral exploration work, 40 were casual or temporary employees.  The number of the Company’s employees fluctuates based on the level of the Company’s exploration activities.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at March 8, 2004	Number of Options or Warrants Outstanding at March 8, 2004	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Abdullah Basodan	2,192,849	325,000	3.4%	$0.17	March 6, 2006
		150,000		$0.20	December 30, 2007
Nell Dragovan	601,514	299,000	1.3%	$0.17	March 6, 2006
		150,000		$0.20	December 30, 2007
Chet Idziszek	717,972	488,080	2.0%	$0.17	March 6, 2006
		427,000		$0.20	December 30, 2007
Donald W. Kohls	272,237	195,000	0.7%	$0.17	March 6, 2006
		150,000		$0.20	December 30, 2007
Robert Sibthorpe	nil	125,000	0.3%	$0.17	March 6, 2006
		150,000		$0.20	December 30, 2007
J.G. Stewart	7,500	300,000	0.7%	$0.17	March 6, 2006
		325,000		$0.20	December 30, 2007
Total:	3,792,072	2,885,080	8.4%

1

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 8, 2004, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 82,442,583 Common Shares outstanding as of March 8, 2004.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at March 8, 2004	Percentage of Common Shares Outstanding at March 8, 2004
Prudent Bear Fund	5,500,000	6.7%
Jipangu Inc.	7,692,310	9.3%
Sprott Asset Management Inc.	5,500,000	6.7%
Total:	18,692,310	22.7%

Jipangu Inc. acquired all of its common shares during the fiscal year ended October 31, 2000.  Prudent Bear Fund acquired all of its common shares during the fiscal year ended October 31, 2002 and the fiscal year ending October 31, 2003.  Sprott Asset Management Inc. acquired all of its common shares during the fiscal year ended October 31, 2003.  The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at March 8, 2004 there were 82,442,583 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, as at such date there were 229 registered holders of the Company's common shares resident in the United States, holding an aggregate 17,141,129 common shares, including 15,089,014 shares held by Cede & Co.  This number represents approximately 20.1% of the total issued and outstanding common shares of the Company as at March 8, 2004.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at March 8, 2004 there were 2,557 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 27,842,320 common shares.  This number represents approximately 33.8% of the total issued and outstanding common shares of the Company as at March 8, 2004, also including the 15,089,014 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 2,785 holders holding an aggregate 29,894,435 common shares.  This number represents approximately 36.3% of the total issued and outstanding common shares of the Company as at March 8, 2004.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2003 which contain an Audit Report dated January 16, 2004 and an Audit Report dated December 16, 2002, Balance Sheets as at October 31, 2003 and 2002, Statements of Loss and Deficit for the Fiscal Years Ended October 31, 2003, 2002 and 2001, Statements of Cash Flows for the Fiscal Years Ended October 31, 2003, 2002 and 2001 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

                 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	$0.57	$0.30
February	$0.45	$0.30
January	$0.51	$0.36
First Quarter	$0.57	$0.30
2003	$0.29	$0.11
December	$0.57	$0.36
November	$0.44	$0.22
October	$0.29	$0.18
September	$0.25	$0.165
Fourth Quarter	$0.29	$0.165
Third Quarter	$0.235	$0.15
Second Quarter	$0.26	$0.185
First Quarter	$0.27	$0.11
2002	$0.34	$0.04
Fourth Quarter	$0.22	$0.12
Third Quarter	$0.34	$0.08
Second Quarter	$0.23	$0.08
First Quarter	$0.10	$0.04
2001	$0.25	$0.06
2000	$1.18	$0.17
1999	$2.40	$0.59

The closing price of the Company's common shares on the TSX Venture Exchange on March 8, 2004 was $0.335.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	US$0.	US$0.
February	US$0.345	US$0.205
January	US$0.405	US$0.27
First Quarter	US$0.43	US$0.16
2003	US$0.43	US$0.075
December	US$0.43	US$0.26
November	US$0.35	US$0.16
October	US$0.23	US$0.14
September	US$0.195	US$0.12
Fourth Quarter	US$0.23	US$0.12
Third Quarter	US$0.175	US$0.115
Second Quarter	US$0.175	US$0.12
First Quarter	US$0.189	US$0.075
2002	US$0.215	US$0.0325
Fourth Quarter	US$0.145	US$0.08
Third Quarter	US$0.215	US$0.0818
Second Quarter	US$0.095	US$0.055
First Quarter	US$0.07	US$0.0325
2001	US$0.18	US$0.035
2000	US$0.82	US$0.10
1999	US$1.605	US$0.41

The closing price of the Company's common shares on the Over The Counter Bulletin Board on March 8, 2004 was US$0.25.

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

E.

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

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, during normal business hours.

I.

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

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

It should be noted that while management of the Company believes that its disclosure controls and procedures provide a reasonable level of assurance, management does not expect that its disclosure controls and procedures or internal financial controls will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Robert Sibthorpe qualifies as an “audit committee financial expert” as defined by the rules of the SEC.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.

ITEM 16B.

CODE OF ETHICS

The Company has not adopted a code of ethics but is developing one that it plans to adopt in the current fiscal year.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 16 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 13 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.

Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 19th day of March, 2004

MADISON ENTERPRISES CORP.

Signed “Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Madison Enterprises Corp. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  March 19, 2004

Signed “Chet Idziszek”

Chet Idziszek, President

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Madison Enterprises Corp. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  March 19, 2004

Signed “Naomi Corrigan”

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.

Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

MADISON ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

OCTOBER 31, 2003

DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Madison Enterprises Corp.

We have audited the consolidated balance sheet of Madison Enterprises Corp. as at October 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

January 16, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PricewaterhouseCoopers

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of

Madison Enterprises Corp.

We have audited the consolidated balance sheet of Madison Enterprises Corp. as at October 31, 2002 and the consolidated statements of loss and deficit and cash flows for the years ended October 31, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and the results of its operations and its cash flows for the years ended October 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

December 16, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT OCTOBER 31

		2003	2002

ASSETS

Current
Cash and cash equivalents		$ 664,653	$ 262,096
Marketable securities (Note 3)		40,000	7,987
Receivables (Note 9(d))		241,854	64,457
Prepaid expenses and deposits		3,857	33,857

		950,364	368,397
Resource properties and deferred costs (Note 4)		43,271,169	41,128,775
Deferred financing costs (Note 9(a))		-	29,279
Equipment (Note 5)		45,592	60,103

		$ 44,267,125	$ 41,586,554

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 9(b))		$ 128,994	$ 124,397

Shareholders' equity
Capital stock (Note 6)
Authorized
300,000,000	common shares without par value
Issued
76,545,583	(2002 – 55,676,585) common shares	55,882,956	52,787,448
Stock options (Note 7)		188,984	30,131
Share purchase warrants (Note 8)		150,659	1,167,167
Contributed surplus (Note 8)		1,167,167	-
Deficit		(13,251,635)	(12,522,589)

		44,138,131	41,462,157

		$ 44,267,125	$ 41,586,554

Nature and continuance of operations (Note 1)

Contingencies and commitments (Note 11)

Subsequent events (Note 15)

On behalf of the Board:

“Chet Idziszek”	Director	“James G. Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2003	2002	2001

EXPENSES
Accounting and audit	$ 43,323	$ 42,467	$ 49,176
Bank charges	1,562	1,366	1,141
Depreciation	14,511	19,462	24,783
Filing fees	31,183	14,977	8,804
Insurance	3,725	3,623	4,377
Legal fees (Note 9(a))	65,462	27,991	55,930
Office and rent	222,667	282,513	250,987
Office rent reimbursements (Note 9c))	(112,303)	(154,643)	(136,284)
Property examination - net of tax credit	2,525	(11,719)	65,917
Public relations	86,208	89,094	70,677
Shareholder information	10,277	8,974	5,062
Stock-based compensation – consulting	158,853	30,131	-
Transfer agent’s fees	11,278	8,132	7,389
Travel	26,144	18,688	7,286
Wages	242,168	297,325	230,399

	(807,583)	(678,381)	(645,644)

OTHER INCOME (EXPENSES)
Interest earned (Note 9(f))	84,658	15,289	82,895
Foreign exchange gain (loss)	9,653	(5,828)	30,530
Loss on settlement of receivables (Note 9(e))	-	(6,825)	-
Loss on sale of marketable securities	(15,774)	-	-
Write-down of marketable securities	-	(2,250)	-
Write-off of resource properties and deferred costs	-	-	(2,557,593)

	78,537	386	(2,444,168)

Loss for the year	(729,046)	(677,995)	(3,089,812)

Deficit, beginning of year	(12,522,589)	(11,844,594)	(8,754,782)

Deficit, end of year	$ (13,251,635)	$ (12,522,589)	$ (11,844,594)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.07)

Weighted average number of shares outstanding	68,911,100	51,943,683	45,444,423

The accompanying notes are an integral part of these consolidated financial statements.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (729,046)	$ (677,995)	$ (3,089,812)
Items not affecting cash:
Depreciation	14,511	19,462	24,783
Interest income settled by receipt of marketable securities	(40,000)	-	-
Loss on settlement of receivables	-	6,825	-
Loss on sale of marketable securities	15,774	-	-
Stock-based compensation - consulting	158,853	30,131	-
Write-down of marketable securities	-	2,250	-
Write-off of resource properties and deferred costs	-	-	2,557,593

Changes in non-cash working capital items:
(Increase) decrease in receivables	(206,396)	(40,889)	16,484
Decrease in prepaid expenses and deposits	30,000	30,000	411
Increase (decrease) in accounts payable and accrued liabilities	14,207	(12,081)	(26,536)

Net cash used in operating activities	(742,097)	(642,297)	(517,077)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	3,216,746	807,468	151,284
Payment of deferred financing costs	-	(17,454)	-

Net cash provided by financing activities	3,216,746	790,014	151,284

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(2,093,304)	(1,012,883)	(1,441,446)
Purchase of equipment	-	(298)	(7,151)
Proceeds from sale of marketable securities	21,212	-	-
Loan receivable	(200,000)	-	-
Repayment of loan receivable	200,000	-	-

Net cash used in investing activities	(2,072,092)	(1,013,181)	(1,448,597)

Change in cash and cash equivalents	402,557	(865,464)	(1,814,390)

Cash and cash equivalents, beginning of year	262,096	1,127,560	2,941,950

Cash and cash equivalents, end of year	$ 664,653	$ 262,096	$ 1,127,560

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At October 31, 2003, the Company had working capital of $821,370 (2002 - $244,000), which, together with the proceeds from share issuances subsequent to year-end (Note 15), management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties (Note 4) for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition. The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following wholly-owned subsidiaries: Madison Enterprises (PNG) Pty. Ltd., Matu Mining Pty. Ltd., Frontier Mining & Exploration NL, and Oakland Limited, all Papua New Guinea corporations; Madison Enterprises (BVI) Inc., a British Virgin Island corporation; Madison Enterprises (Latin American), S.A., a Panama corporation; and Madison Enterprises (Nevada) Inc.

All significant intercompany transactions and balances have been eliminated upon consolidation.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents comprise cash, demand deposits and term deposits maturing within 90 days from the original date of acquisition.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

Marketable securities

Investments in marketable securities are recorded at the lower of cost or market value on an individual investment basis.

Resource properties and deferred costs

Acquisition costs of resource properties together with direct exploration expenditures incurred thereon are deferred until the property to which they relate is placed into production, sold or abandoned.  Where necessary, the carrying values of resource properties are written down to the estimated recoverable amount based on undiscounted estimated future net cash flows.  Costs relating to properties abandoned are written off when the decision to abandon is made.

Management of the Company regularly reviews the net carrying value of its resource properties.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest an impairment, management assesses if the carrying value can be recovered.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Equipment

Equipment is recorded at cost less depreciation which is provided for using the declining balance method at the following annual rates:

Computer equipment

30%

Furniture and fixtures

20%

Office equipment

20%

Foreign currency translation

Foreign operations are integrated and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for depreciation, are translated at rates approximating those in effect at the transaction dates.  Translation gains and losses are reflected in the loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At October 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was 15,395,232, 11,750,580, and 11,653,889, respectively.

Stock-based compensation

The Company grants options as described in Note 7.  Effective November 1, 2001, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3

MARKETABLE SECURITIES

At October 31, 2003, marketable securities had a market value of $288,000 (2002 - $7,987).  During the year ended October 31, 2002, marketable securities were written down by $2,250.

Marketable securities at October 31, 2003 consisted of publicly traded shares of a related company (Note 9(f)).

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Acquisition Costs	Option Fees	Exploration Expenditures	2003 Total

Mt. Kare, Papua New Guinea	$ 9,612,905	$ -	$ 32,109,097	$ 41,722,002

Lewis Property, Nevada	-	152,683	1,396,484	1,549,167

	$ 9,612,905	$ 152,683	$ 33,505,581	$ 43,271,169
	Acquisition Costs	Option Fees	Exploration Expenditures	2002 Total

Mt. Kare, Papua New Guinea	$ 9,612,905	$ -	$ 31,116,319	$ 40,729,224

Lewis Property, Nevada	-	103,409	296,142	399,551

	$ 9,612,905	$ 103,409	$ 31,412,461	$ 41,128,775

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

	Mt. Kare, Papua New Guinea	Lewis Property, Nevada	Total

Balance, October 31, 2001	$ 40,060,952	$ -	$ 40,060,952

Assays	6,468	443	6,911
Camp costs	51,903	155	52,058
Community relations	107,746	-	107,746
Contractors and geologic staff	235,664	92,048	327,712
Drilling	-	86,625	86,625
Evaluation of alluvial resource	2,006	-	2,006
Geological supplies and equipment	-	2,812	2,812
Helicopter	116,176	-	116,176
Land and legal	64,631	90,783	155,414
Option fees	-	103,409	103,409
Port Moresby office	35,250	-	35,250
Technical reports, printing and copying	-	5,726	5,726
Travel and accommodation	56,328	17,550	73,878
VAT refundable	(7,900)	-	(7,900)

Balance, October 31, 2002	40,729,224	399,551	41,128,775

Assays	14,347	109,477	123,824
Camp costs	173,978	1,924	175,902
Community relations	297,092	-	297,092
Contractors and geological staff	156,171	429,060	585,231
Drilling	-	393,499	393,499
Evaluation of alluvial resource	1,937	-	1,937
Geological supplies and equipment	-	6,504	6,504
Helicopter	163,569	-	163,569
Land and legal	92,241	86,600	178,841
Option fees	-	49,274	49,274
Port Moresby office	25,694	-	25,694
Reclamation deposit	-	7,012	7,012
Technical reports, printing and copying	-	3,710	3,710
Travel and accommodation	67,749	62,556	130,305

	992,778	1,149,616	2,142,394

Balance, October 31, 2003	$ 41,722,002	$ 1,549,167	$ 43,271,169

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

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

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms.  The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro-rata in additional required development expenditures.  During the year ended October 31, 2002, the exploration license was renewed for a further two-year term to August 29, 2004.

Lewis Property, Nevada

During the year ended October 31, 2002, the Company entered into agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, located in Lander County in the Battle Mountain District of central Nevada.

The Company and Great American Minerals Exploration LLC (“GAME”) have entered into an exploration and option to purchase agreement with F.W. Lewis Inc. dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property.

The Company and GAME have entered into a joint venture letter agreement dated May 23, 2002 (the “GAME Agreement”).  Under the GAME Agreement, the Company can acquire a 51% interest in the Lewis Property and then elect to enter into a joint venture with GAME or earn up to a 75% interest.

To exercise their option to acquire a joint 100% interest in the Lewis Property, the Company and GAME must make the following payments:

i)

US$25,000 on execution of the Lewis Agreement (paid);

ii)

US$2,000 per month from June 1, 2002 to December 1, 2002 (paid);

iii)

US$3,000 per month thereafter until the purchase option in the Lewis Agreement is exercised or terminated; and

iv)

purchase option of US$2,000,000 by December 31, 2007.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

Lewis Property, Nevada (cont’d…)

The Company and GAME are committed to initial on-site exploration expenditures of US$250,000 by December 31, 2002 (incurred) and unless the purchase option is exercised by January 1 or the Lewis Agreement is terminated before December 1, the Company and GAME must incur a further US$150,000 to December 31, 2003 (incurred) and US$250,000 in subsequent years in on-site exploration expenditures each year.  Excess expenditures may be carried forward and credited against these future commitments.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals.  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option increasing by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

Under the GAME Agreement, the Company can earn a 51% interest in the Lewis Property by paying GAME US$25,000 (paid) and paying the US$111,000 (US$69,000 paid) in property payments which are due before December 31, 2004 pursuant to the Lewis Agreement.  The Company must also incur US$650,000 in on-site exploration expenditures by December 31, 2004 as required under the Lewis Agreement.  Once the Company has earned a 51% interest, it can elect to enter into a joint venture with GAME with all costs to be borne by the parties on a pro-rata basis.  Alternatively, the Company can earn a further 9% interest by paying the US$72,000 in property payments due from January 1, 2005 to December 31, 2006 under the Lewis Agreement and incurring a further US$500,000 in exploration expenditures by December 31, 2006 with US$250,000 to be spent in each year.  If the Company elects to acquire the additional 9% interest, GAME can elect to participate on a 60/40 joint venture basis or allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging non-recourse project financing for GAME's remaining 25% interest.

Subsequent to October 31, 2003, the Company met its requirements to earn a 51% interest in the Lewis property.

Belencillo, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama, with the remaining interest being held by Adrian Resources Ltd., a company related by directors in common.  The Company currently has no intention to make further exploration expenditures on the property and, accordingly, during the year ended October 31, 2001, wrote off $2,267,471 along with costs of $290,122 related to technical due diligence of a potential mineral property acquisition.

5.

EQUIPMENT

		2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 118,099	$ 100,667	$ 17,432	$ 118,099	$ 93,196	$ 24,903
Furniture and fixtures	64,320	43,604	20,716	64,320	38,425	25,895
Office and equipment	25,666	18,222	7,444	25,666	16,361	9,305

	$ 208,085	$ 162,493	$ 45,592	$ 208,085	$ 147,982	$ 60,103

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

6.

CAPITAL STOCK

	Number of Shares	Amount

Balance as at October 31, 2000	44,730,516	$ 51,700,144
Private placement (b)	733,137	151,284
Compensation (c)	609,353	65,116

Balance as at October 31, 2001	46,073,006	51,916,544
Compensation (d)	583,579	63,436
Private placement (e)	8,700,000	870,000
Finder’s fee (e)	320,000	32,000
Share issue costs (e)	-	(94,532)

Balance as at October 31, 2002	55,676,585	52,787,448
Compensation (f)	293,532	46,875
Exercise of stock options	148,000	23,400
Exercise of warrants (e)	5,260,000	638,400
Private placement (g)	4,163,466	496,025
Private placement (h)	11,004,000	1,890,808

Balance as at October 31, 2003	76,545,583	$ 55,882,956

a)

The shareholders of the Company have adopted a shareholder rights plan (the “Plan”) creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events.  The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors.  The Plan has a ten-year term and expires on March 5, 2008.

b)

In February 2001, the Company closed a private placement consisting of 733,137 common shares issued at a price of $0.21 per share for proceeds of $151,284, net of share issue costs of $2,675.

c)

During the year ended October 31, 2001, the Company issued 609,353 common shares to certain employees and consultants valued at $65,116, as compensation for a reduction in remuneration.

d)

During the year ended October 31, 2002, the Company issued 583,579 common shares to certain employees and consultants valued at $63,436, as compensation for a reduction in remuneration.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

6.

CAPITAL STOCK (cont’d…)

e)

In March 2002, the Company issued 8,700,000 units at a price of $0.10 per unit for proceeds of $807,468, net of $32,000 in commission and $30,532 in issuance costs.  Each unit consisted of one common share and one half share purchase warrant.  Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.12 per share as to 4,000,000 warrants and at a price of $0.14 as to 350,000 warrants, in both cases until September 21, 2003.

In connection with this placement, the Company paid a finder’s fee consisting of 320,000 shares at a value of $32,000.  The Company also issued brokers’ warrants entitling the agent to purchase up to 910,000 common shares of the Company at a price of $0.12 per share as to 900,000 warrants and at a price of $0.14 as to 10,000 warrants, in both cases until September 21, 2003.

All warrants associated with this placement were exercised during the year ended October 31, 2003.

f)

During the year ended October 31, 2003, the Company issued 293,532 common shares, valued at $46,875, to the president of the Company as compensation for a reduction in remuneration.

g)

In November 2002, the Company closed a brokered private placement consisting of 4,003,333 units at a price of $0.15 per unit for cash proceeds of $539,181, net of $24,020 in cash commission and $37,299 in issuance costs (of which $17,454 was paid during the year ended October 31, 2002).  Each unit consisted of one common share and one half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.18 per share until November 5, 2003, and at a price of $0.20 per share thereafter until November 5, 2004.  The agent received a commission of 8% of the gross proceeds, paid half in cash ($24,020) and half in units (160,133 units), and broker's warrants entitling the holder to purchase up to 600,500 shares of the Company at a price of $0.18 per share until November 5, 2003 and at a price of $0.20 per share thereafter until November 5, 2004.  The fair value of these broker warrants is estimated to be $43,156 which has been recorded as share issue costs of $43,156 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.2%, an expected life of two years, expected volatility of 100% and an expected dividend yield of 0.0%.

h)

In February 2003, the Company closed a brokered private placement consisting of 10,900,000 units and a non-brokered private placement consisting of 100,000 units at a price of $0.20 per unit for cash proceeds of $1,998,311, net of $174,400 in commission and $27,289 in issuance costs.  Each unit consisted of one common share and one half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $0.25 per share until February 24, 2004.  The agent received a cash fee of $174,400, 4,000 units with the same terms as above and 1,650,000 broker's warrants exercisable into common shares at a price of $0.25 per share until February 24, 2004.  The fair value of these broker warrants is estimated to be $107,503 which has been recorded as share issue costs of $107,503 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.5%, an expected life of one year, expected volatility of 100% and an expected dividend yield of 0.0%.

i)

During the year ended October 31, 2003, the Company increased its authorized share capital from 100,000,000 common shares without par value to 300,000,000 common shares without par value.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

7.

STOCK OPTIONS

The Company has a stock option plan that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees.  The maximum number of shares reserved for issuance under the Plan is 5,984,000 common shares.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  The exercise price of options will be determined by the fair market value of the shares at the date of grant, all of which vest immediately and are exercisable over five years.

As at October 31, 2003, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

2,490,580	$ 0.17	March 6, 2006
552,000	0.15	May 21, 2007
2,518,420	0.20	December 30, 2007

5,561,000

Stock option transactions are summarized as follows:

	2003		2002		2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	3,315,580	$ 0.17	3,315,580	$ 0.17	2,855,580	$ 0.73

Granted	2,668,420	0.20	640,000	0.15	3,315,580	0.17
Cancelled/forfeited	(275,000)	0.19	(640,000)	0.17	(2,855,580)	0.73
Exercised	(148,000)	0.16	-	-	-	-

Outstanding, end of year	5,561,000	$ 0.18	3,315,580	$ 0.17	3,315,580	$ 0.17

The weighted average fair value of options granted during the current year was approximately $0.15 per share.

Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the year ended October 31, 2003 was $158,853 (2002 - $30,131) which has been recorded in the consolidated statement of operations as stock-based compensation - consulting with a corresponding stock option amount recorded in shareholders’ equity.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

7.

STOCK OPTIONS (cont’d…)

The Company has elected to measure compensation costs for stock options granted to employees and directors using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

	2003	2002

Loss for the year

Reported	$ 729,046	$ 677,995

Pro-forma	982,563	701,085

Basic and diluted loss per share

Reported	$ (0.01)	$ (0.01)

Pro-forma	(0.01)	(0.01)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk-free interest	4%	3%

Expected dividend yield	-	-

Expected stock price volatility	102%	95%

Expected option life	5 years	5 years

Option pricing models require the input of highly subjective assumptions including expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

1.

SHARE PURCHASE WARRANTS

As at October 31, 2003, the following share purchase warrants were outstanding and exercisable:

Number of Shares		Exercise Price	Expiry Date

2,001,666		$ 0.18	November 5, 2003
	then at	0.20	November 5, 2004
680,566		0.18	November 5, 2003
	then at	0.20	November 5, 2004
5,500,000		0.25	February 24, 2004
1,652,000		0.25	February 24, 2004

9,834,232

Share purchase warrant transactions are summarized as follows:

	2003		2002		2001
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price

Outstanding, beginning of year	8,435,000	$ 0.64	8,338,309	$ 0.94	11,357,175	$ 0.77
Issued	9,834,232	0.23	5,260,000	0.12	-	-
Exercised	(5,260,000)	0.12	-	-	-	-
Expired	(3,175,000)	1.50	(5,163,309)	0.90	(3,018,866)	0.65

Outstanding, end of year	9,834,232	$ 0.23	8,435,000	$ 0.64	8,338,309	$ 0.94

Included in share purchase warrants issued during the current year are 2,250,500 broker warrants issued with a value of $150,659 (Note 6g) and h)).

The Company issued 3,175,000 share purchase warrants in connection with an acquisition in November 1999, the fair value of which has been recorded as $1,167,167.  During the year ended October 31, 2003, these warrants expired unexercised and their value has been transferred to contributed surplus.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

9.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common:

	2003	2002	2001

Deferred financing costs	$ -	$ 22,279	$ -

Legal fees	49,325	21,444	48,337

Exploration management and other expenditures on
resource properties	31,284	59,044	68,073

Share issue costs charged to capital stock	21,250	23,032	2,675

b)

At October 31, 2003, accounts payable and accrued liabilities included $1,546 (2002 - $36,356) due to officers of the Company and companies related by way of directors in common.

c)

During the year ended October 31, 2003, the Company recorded reimbursements of $112,303 (2002 - $154,643; 2001 - $136,284) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the year ended October 31, 2003, the Company funded some general and administrative expenses for companies related by way of common directors.  At October 31, 2003, receivables included $223,575 (2002 - $53,516) due from these related companies.

e)

During the year ended October 31, 2003, the Company received marketable securities with a value of $28,999 (2002 - $10,237) in settlement of $28,999 (2002 - $17,062) of receivables from a related party arising from office space rental (c) and general administrative expenses (d), resulting in a loss on settlement of receivables of $Nil (2002 - $6,825).

f)

During the year ended October 31, 2003, the Company loaned $200,000 to a publicly traded company related by way of common directors.  This loan was repaid during the current year.  The Company received interest income of $2,630 pursuant to the loan plus a bonus consisting of marketable securities of the publicly traded related company with a value of $40,000 which has also been recorded as interest income.

g)

During the year ended October 31, 2003, the Company issued 293,532 common shares, valued at $46,875, to the president of the Company as compensation for a reduction in remuneration.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2003	2002	2001

Statutory tax rate	37.6%	39.6%	$ 44.6%

Loss for the year	$ (729,046)	$ (677,995)	$ (3,089,812)

Expected income tax recovery	$ 274,267	$ 268,622	$ 1,378,674
Tax deductible share issue costs	61,177	94,300	99,063
Items not deductible for tax purposes	(65,954)	(9,154)	(1,154,487)
Losses for which no tax benefit has been recognized	(269,490)	(353,768)	(323,250)

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2003	2002

Future income tax assets
Resource properties and equipment	$ 1,252,333	$ 1,182,728
Non-capital loss carry-forwards	2,432,289	2,618,525
Share issue costs	187,248	177,413

	3,871,870	3,978,666

Less: valuation allowance	(3,871,870)	(3,978,666)

	$ -	$ -

The Company has non-capital losses of approximately $6,800,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire through to 2010.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

Subject to certain restrictions, the Company has exploration and development expenditures available to reduce future taxable income in Canada and Papua New Guinea.  Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

11.

CONTINGENCIES AND COMMITMENTS

a)

The Company is committed to make lease payments for the rental of office space as follows:

2004	$ 30,770
2005	31,187
2006	31,770
2007	31,770
2008	18,533

b)

The Company is committed to certain exploration expenditures at the Lewis Property, as set out in Note 4.

12.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada (Note 5).

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002	2001

Non-cash operating activities
Accrued wage expense settled with capital stock	$ (11,720)	$ (12,291)	$ (4,686)
Receivables settled with marketable securities	28,999	10,237	-
Accounts payable incurred for resource property expenditures	13,935	-	-
Accrued deferred financing costs applied against capital stock	(11,825)	-	-

	$ 19,389	$ (2,054)	$ (4,686)

Non-cash financing activities
Contributed surplus	$ 1,167,167	$ -	$ -
Share purchase warrants expired	(1,167,167)	-	-
Share purchase warrants issued to brokers	150,659	-	-
Share issue costs settled with share purchase warrants	(150,659)	-	-
Deferred financing costs allocated to share issue costs	17,454	-	-
Share issue costs allocated from deferred financing costs	(17,454)	-	-
Capital stock issued for wage expense	46,875	63,436	65,116
Accrued deferred financing costs applied against capital stock	11,825	-	-

	$ 58,700	$ 63,436	$ 65,116

Non-cash investing activities
Resource property expenditures settled with capital stock	$ (35,155)	$ (51,145)	$ (60,430)
Resource property expenditures incurred through accounts payable	(13,935)	-	-
Marketable securities received in settlement of receivables	(28,999)	(10,237)	-

	$ (78,089)	$ (61,382)	$ (60,430)

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

14

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

15.

SUBSEQUENT EVENTS

The following events occurred subsequent to October 31, 2003:

a)

The Company issued 475,000 common shares for proceeds of $82,000 on the exercise of stock options.

b)

The Company issued 185,000 common shares for proceeds of $40,750 on the exercise of warrants.

c)

The Company has agreed, subject to regulatory approval, to grant 100,000 incentive stock options exercisable at a price of $0.46 per share until December 3, 2008.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Loss for the year

	2003	2002	2001

Loss for the year - Canadian GAAP	$ (729,046)	$ (677,995)	$ (3,089,812)
Exploration expenditures and option fees expensed under U.S. GAAP	(2,142,394)	(1,067,823)	(1,438,157)
Exploration expenditures written off in the year that would have been expensed under U.S. GAAP in previous years when incurred	-	-	1,848,093

Loss for the year - U.S. GAAP	(2,871,440)	(1,745,818)	(2,679,876)

Holding gains on marketable securities	248,000	-	-

Comprehensive loss - U.S. GAAP	$ (2,623,440)	$ (1,745,818)	$ (2,679,876)

Basic and diluted loss per share - U.S. GAAP	$ (0.04)	$ (0.03)	$ (0.06)

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Marketable securities

Resource properties

	2003	2002

Resource properties - Canadian GAAP	$ 43,271,169	$ 41,128,775

Cumulative exploration expenditures and option fees expensed	(33,658,264)	(31,515,870)

Resource properties - U.S. GAAP	$ 9,612,905	$ 9,612,905

Shareholders’ equity

	2003	2002

Shareholders’ equity - Canadian GAAP	$ 44,138,131	$ 41,462,157

Cumulative exploration expenditures and option fees expensed	(33,658,264)	(31,515,870)

Holding gains on marketable securities	248,000	-

Shareholders’ equity - U.S. GAAP	$ 10,727,867	$ 9,946,287

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Cash flows

	2003	2002	2001

Cash flows from operating activities
Per Canadian GAAP	$ (742,097)	$ (642,297)	$ (517,077)

Expenditures on resource properties	(2,093,304)	(1,012,883)	(1,441,446)

Per U.S. GAAP	$ (2,835,401)	$ (1,655,180)	$ (1,958,523)

Cash flows from investing activities
Per Canadian GAAP	$ (2,072,092)	$ (1,013,181)	$ (1,448,597)

Expenditures on resource properties	2,093,304	1,012,883	1,441,446

Per U.S. GAAP	$ 21,212	$ (298)	$ (7,151)

a)

Resource properties

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values.

b)

Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.  Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there is no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended October 31, 2001.  New accounting and disclosure standards were introduced under Canadian GAAP for the fiscal year ended October 31, 2002.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the years ended October 31, 2003 and 2002.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and market value.  Under U.S. GAAP, these investments would be classified as “available for sale” securities and recorded at market value.  Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized.  This accumulated difference between cost and market value is also recorded as part of comprehensive income.

d)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

a)

Recent accounting pronouncements (cont’d…)

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements (cont’d…)

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

Effective November 1, 2003, the Company will be expensing stock options in accordance with the transitional provisions of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Enterprises Corp. (the “Company”) for the year ended October 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 19, 2004

Signed  “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Enterprises Corp. (the “Company”) for the year ended October 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 19, 2004

 Signed   “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer