Form 20-F/A
period 2003-10-31
MADISON ENTERPRISES CORP
filed 2004-03-19
CIK 1038621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F/A

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

3.

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

As at October 31, 2003, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
2,490,580	$ 0.17	March 6, 2006
552,000	0.15	May 21, 2007
2,518,420	0.20	December 30, 2007
5,561,000

Stock option transactions are summarized as follows:

	2003		2002		2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,315,580	$ 0.17	3,315,580	$ 0.17	2,855,580	0.73

Granted	2,668,420	0.20	640,000	0.15	3,315,580	0.17
Cancelled/forfeited	(275,000)	0.19	(640,000)	0.17	(2,855,580)	0.73
Exercised	(148,000)	0.16	-	-	-	-

Outstanding, end of year	5,561,000	$ 0.18	3,315,580	$ 0.17	3,315,580	$ 0.17

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

(Expressed in Canadian dollars)

OCTOBER 31, 2003

8.

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

14.

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

MADISON ENTERPRISES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Marketable securities

	2003	2002
Marketable securities - Canadian GAAP	$ 40,000	$ 7,987

Holding gains on marketable securities	248,000	-

Marketable securities - U.S. GAAP	$ 288,000	$ 7,987

Resource properties

	2003	2002
Resource properties - Canadian GAAP	$ 43,271,169	$ 41,128,775

Cumulative exploration expenditures and option fees expensed	(33,658,264)	(31,515,870)

Resource properties - U.S. GAAP	$ 9,612,905	$ 9,612,905

Shareholders’ equity

	2003	2002
Shareholders’ equity - Canadian GAAP	$ 44,138,131	$ 41,462,157

Cumulative exploration expenditures and option fees expensed	(33,658,264)	(31,515,870)

Holding gains on marketable securities	248,000	-

Shareholders’ equity - U.S. GAAP	$ 10,727,867	$ 9,946,287

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