Form 20-F
period 2004-10-31
MADISON MINERALS INC
filed 2005-02-28
CIK 1038621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

                           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended             October 31, 2004

or

                           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:                                                   0-29250

Madison Minerals Inc.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Page 1 of 77 Pages

The Exhibit Index is located on Page 77

.             .

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

                                                                                   17,124,316

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

Yes _________  No __________  Not Applicable        X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2004 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

“Allochthonous”	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
“Alluvial”	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water
“Alluvium”	Detrital deposits created by streams on river beds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
“Argillite”	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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
“Chargeability”

An electrical survey parameter identifying the conductive nature of geologic units subjected to an introduced electrical charge.  In geophysical survey methods, chargeability is most often a measure of sulphide content as well as differing geologic units.

“Chert”

A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz.  It displays a distinctive conchoidal fracture and occurs in a variety of colors.  The term flint is synonymous.

“Coeval”	A term applying to items having the same age or date of origin.
“Colluvial”	A general term applied to any loose, heterogenous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
“Comagmatic”	Igneous rocks displaying a common set of chemical and mineralogical features. As such, they are regarded as having derived from the same parent magma.
“Conglomerate”

A coarse grained, clastic sedimentary rock composed of rounded to sub-angular fragments larger than 2 millimetres in diameter, within a fine grained matrix of sand or silt.  It is commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

“Dilatant structure”	An increase in bulk volume during deformation, caused by a change from close packed structure to open-packed structure, accompanied by an increase in the pore volume.
“Diorite”:	A group of plutonic rocks intermediate in composition between acidic and basic.
“Drilling within solids”	Drilling within the 3D shape that defines the volumetric limits of a mineralized zone.
“Dyke”

A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks.  Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.

“Epithermal”

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

“Galena”

A gray metallic mineral comprised of lead and sulphur (PbS).  It is distinguished by its, perfect cubic cleavage, relative softness and heaviness.   Galena occurs as disseminations, veins (often associated with silver) and occasionally masses.  It is the principal ore of Lead.

“Gangue”

The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process.  Gangue is not economically desirable material that is separated from the ore during the mine concentration process.

“g/t”	Grams per metric tonne.
“GPS Surveying”	Global Positioning System method of surveying.
“Grade cutting”	Grade cutting indicates that assay values in excess of a defined grade are reduced to that defined grade or upper limit.
“Hydrothermal”	Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.
“Induced Polarization”

A geophysical survey technique that measured various electrical properties.  This system introduces a strong electrical charge into the sub-surface and then measures its charging intensity and strength at various controlled stations over distance distribution.

“Karst”	A type of topography that is formed over limestone, dolomite, or gypsum by dissolution, and that is characterised by sinkholes, caves, and underground drainage.
“Magmatism”	Referring to the development and movement of magma, and its subsequent solidification into igneous rock.
“Mesothermal”	Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids at considerable depth and in the temperature range of 200° - 300° C.
“Mineral Deposit or Mineralized Material”

A mineralised body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

“Mineralization”	A natural aggregate of one or more metallic minerals.
“Ounces”	Troy ounces.
“Plutonic”	Pertaining to igneous rocks formed at great depths by crystallisation of magma or chemical alteration. These rocks are commonly coarse to medium grained and displaying a granitoid texture.
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

“Quartzite”	A granoblastic metamorphic rock consisting predominantly of quartz, formed by the recrystallisation of sandstone through the action of regional or thermal metamorphic action.
“Reserves”	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
“Resistivity”

An electrical survey parameter identifying the resistive nature of geologic units subjected to an introduced electrical charge.  In geophysical survey methods, resistivity identifies variations in alteration, structure and geology.

“Roscoelite”	A vanadium rich mica mineral.
“Sinkholes”	A circular depression in a karst area. Its drainage is subterranean.
“Skarn”

Rocks primarily composed of lime-bearing silicates derived from nearly pure limestones and dolomites that have been significantly altered during the introduction of large amounts of iron, aluminum, silica and magnesium, most often related directly to plutonic and magmatic events.  This compositional and chemical change is often associated with the emplacement  and concentration of metallic minerals as well, creating skarn deposits.

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

“Tenement”

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

“Tonne”	A metric ton (2,204 pounds).
“Turbidites”

Turbidites are sediments deposited from a turbidity current (A density current commonly occurring as a bottom-flowing movement that stirs up sediment creating the density difference with the overlying undisturbed water).  The deposits are characterized by graded bedding, moderate sorting and well-developed primary structures, including lamination.

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

ITEM 3.             KEY INFORMATION

A.   Selected Financial Data

            The following tables summarise selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 16 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

              Results for the periods ended October 31, 2004 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31

		2004	2003	2002	2001	2000

(a)	Total revenue	$0	$0	$0	$0	$0

(b)	Earnings (loss) before extraordinary items
	Total	($970,743)	($729,046)	($677,995)	($3,089,812)	($590,004)
	Per Share¹	($0.06)	($0.05)	($0.07)	($0.34)	($0.07)

(c)	Total assets	$46,127,849	$44,267,125	$41,586,554	$41,372,266	$44,340,619

(d)	Total long-term debt	$0	$0	$0	$0	$0

(e)	Capital stock	$58,131,339	$55,882,956	$52,787,448	$51,916,544	$51,700,144

(f)	Total shareholder equity (deficiency)	$45,399,348	$44,138,131	$41,462,157	$41,239,117	$44,112,529

(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(h)	Net earnings (loss) for the year
	Total	($970,743)	($729,046)	($677,995)	($3,089,812)	($590,004)
	Per Share¹	($0.06)	($0.05)	($0.07)	($0.34)	($0.07)

(1)  On October 29, 2004, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidation.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31

		2004	2003	2002	2001	2000

(a)	Total revenue	$0	$0	$0	$0	$0

(b)	Earnings (loss) before extraordinary items
	Total	($13,277,763)	($2,871,440)	($1,745,818)	($2,679,876)	($3,905,261)
	Per Share¹	($0.81)	($0.21)	($0.17)	($0.30)	($0.47)

(c)	Total assets	$222,565	$10,856,861	$10,070,684	$10,924,219	$13,482,636

(d)	Total long-term debt	$0	$0	$0	$0	$0

(e)	Capital stock	$58,131,339	$55,882,956	$52,787,448	$51,916,544	$51,700,144

(f)	Total shareholder equity (deficiency)	$505,936	$10,727,867	$9,946,287	$10,791,070	$13,254,546

(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(h)	Net earnings (loss) for the year
	Total	($13,277,763)	($2,871,440)	($1,745,818)	($2,679,876)	($3,905,261)
	Per Share¹	($0.81)	($0.21)	($0.17)	($0.30)	($0.47)

(1)  On October 29, 2004, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidation.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On February 23, 2005, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.2383.

The following table sets out the high and low exchange rates for each of the last six months.

	2005		2004

	January	December	November	October	September	August

High for period	1.247	1.2467	1.2274	1.2755	1.3054	1.334
Low for period	1.1948	1.1796	1.1746	1.2158	1.2592	1.2957

              The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31

	2004	2003	2002	2001	2000
Average for the period
	1.3149	1.4377	1.5715	1.5406	1.4772

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

D.          Risk Factors

              The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

              The Company has incurred significant net losses to date. Its deficit as of October 31, 2004, was $14,222,378.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Papua New Guinea Political Risks

              Papua New Guinea is a country subject to a relatively high degree of political risk.  In February 1995, for example, the Export Finance and Insurance Corporation of the Commonwealth of Australia downgraded Papua New Guinea to the “D” political risk category, which is its category of highest risk. The Company's property in Papua New Guinea is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining licences and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future Papua New Guinea Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Mt. Kare Property. No assurances can be given that the Mt. Kare Property will not be adversely affected by future developments in Papua New Guinea.

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

              In August 1991, local landowners and alluvial miners in the Mt. Kare area destroyed the alluvial mining facilities of the previous operator at the Mt. Kare Property.  All hardrock exploration was halted shortly thereafter and the previous operator elected not to renew its licence that expired in September 1993. Although the Minister for Mining and Petroleum of Papua New Guinea has advised that many of the local landowners have expressed a desire to see the Mt. Kare project progress, there can be no assurance that the Company's relations with the local landowners and alluvial miners will be more co-operative or will prevent unrest leading to disruption of activities on the property.

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

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

              The Company and its officers and all but one of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

              The Company believes that a judgement of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgement was obtained has a basis for jurisdiction in the matter that was recognised by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

              The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realised on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.             INFORMATION ON THE COMPANY

A.     History and Development of the Company

              Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties.  The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia).  The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis.  The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Latin American) S.A., a Panamanian corporation, Madison Enterprises (Nevada) Inc. and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation which, in turn, has one wholly-owned direct subsidiary, Madison Enterprises (PNG) Ltd., a Papua New Guinea corporation.  Madison Enterprises (PNG) Ltd. has two wholly-owned direct subsidiaries, Frontier Mining & Exploration NL and Oakland Limited, both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited, a Papua New Guinea corporation.  Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited which is a Papua New Guinea corporation.  See “Item 4 - Information on the Company - C. Organisational Structure” below.

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

              In order to fully exercise its option, the Company was required to incur exploration expenditures of US$8,000,000 on or before June 26, 2001.  These expenditures were incurred by the Company prior to October 1997 resulting in the Company acquiring its interest in the Mt. Kare Property.  In March 1998, the Company, its wholly owned Papua New Guinea subsidiary, Madison Enterprises (PNG) Limited, Carpenter, Matu, Ramsgate Resources NL, Oakland Limited and Kare-Puga Development Corporation Pty Limited entered into a joint venture agreement to govern future exploration and development of the Mt. Kare Property and this agreement and the Company’s interest in the Mt. Kare Property were both registered in April, 1998.  In November 1999, the Company acquired a further 25% beneficial interest in the Mt. Kare Property from Carpenter pursuant to a sale agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter.  The purchase price for this 25% interest was C$8,567,167 and was satisfied by the issuance of 10,000,000 common shares of the Company and non-transferable share purchase warrants entitling the purchase of up to 3,175,000 additional common shares of the Company at a price of $1.00 per share until November 17, 2001 and thereafter at a price of $1.50 per share until November 17, 2002.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.  As at October 31, 2004, the Company had spent $43,980,968 on capital expenditures including the exploration of the Mt. Kare Property.

Acquisition of the Belencillo Property, Panama

              In August 1993, the Company was granted an option by Adrian Resources, S.A. (“Adrian”), to acquire a 50% interest in two exploration concessions known collectively as the Belencillo Property located in the Republic of Panama.

              In order to exercise its option, the Company was required to pay Adrian an aggregate of $250,000 over four years ($50,000 payable on signing and $50,000 payable on each anniversary of the date of signing of the agreement for four years), issue to Adrian 200,000 common shares over three years and fund expenditures on exploration and development of the Belencillo Property of not less than $2,500,000 in the aggregate, on or before August 31, 1997.  In addition, the Company is required to issue to Adrian an additional 100,000 shares on the commencement of commercial production from Belencillo.  To date, the Company has paid Adrian $200,000, issued 200,000 shares to Adrian and incurred expenditures totalling approximately $1.5 million on the Belencillo Property.  In January 1999, the Company and Adrian agreed to amend the terms on which the Company could acquire an interest in the Belencillo Property, resulting in the Company’s relinquishment of its right to acquire a 50% interest in the Belencillo Property in exchange for the immediate vesting of a 31.12% interest.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Belencillo Property, Panama” below.  Any capital expenditures on the Belencillo Property will most likely be funded through the sale of share capital.  The Company is presently in discussions with Adrian’s parent company, Petaquilla Minerals Ltd., to carry out further exploration of the Belencillo Property.

              For financial reporting purposes, since no further exploration was intended for the Belencillo Property at the time, the Company wrote off to operations resource property and deferred costs totalling $2,267,471 during the fiscal year ended October 31, 2001.

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

The Company has spent $1,713,299 on exploration of the Lewis Property and has made all payments due under the Lewis Agreement to December 31, 2004, thereby acquiring a 51% interest in the Lewis Agreement.

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

              The Company’s operations in Papua New Guinea are governed primarily by The Mining Act 1992 (the “Mining Act”).  The Mining Act and related regulations cover all the salient points of the application process, land tenure, responsibilities and reporting guidelines for exploration and mining companies as well as compensation matters and issues relating to the local population.  The Department of Mining is the principal regulatory body having jurisdiction over the Company’s operations.

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

C.     Organisational Structure

              The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 3, 2005:

Madison Minerals Inc. (Incorporated in B.C.)

Madison Enterprises (Latin American), S.A 100% (Incorporated in Panama)	Madison Enterprises (BVI) Inc. 100% (Incorporated in the British Virgin Islands)	Madison Enterprises (Nevada) Inc. 100% (Incorporated in Nevada)

Belencillo Property Panama 31.12%	Madison Enterprises (PNG) Ltd. 100% (Incorporated in Papua New Guinea)	Lewis Property Nevada up to 70%

Frontier Mining & Exploration Limited 100% (Incorporated in Papua New Guinea)	Mt. Kare Property PNG 100%	Oakland Limited 100% (Incorporated in Papua New Guinea)

Matu Mining Limited 66.67% (Incorporated in Papua New Guinea)		Matu Mining Limited 33.33% (Incorporated in Papua New Guinea)

D.     Property Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore.  The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years.  Gerald McArthur, P. Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information in this document.

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

              EL 1093 is an exploration licence granted under the Mining Act 1992 of Papua New Guinea on August 29, 1994 to Matu for a two-year term.  EL 1093 was renewed for an additional two-year term on December 6, 1996 without a reduction in the area of the licence.  EL 1093 was renewed for an third two-year term on April 7, 1999 without a reduction in the area of the licence. EL 1093 was renewed again in the years 2000, 2002 and 2004 with the current term expiring on August 29, 2006.  EL 1093 provides that, at any time prior to commencement of mining at Mt. Kare,  the Government may purchase up to a 30% equity interest in any mineral discovery on the property, for a price equal to its proportionate share (up to 30%) of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro rata in additional required development expenditures.

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

              The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed the Company that the other conditions precedent under the Settlement Agreement have been fulfilled or waived.  As a result of the Settlement Agreement, all outstanding litigation was settled.  In April of 1998, Oakland sold its interest in Matu to Carpenter.

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

Location, Access & Physiography

              The Mt. Kare Property is comprised of a 220 km2 exploration licence, EL 1093, located in the Enga Province of the central highlands of mainland Papua New Guinea.  The centre of the property corresponds to approximately 5o34’S latitude and 142o59’E longitude. The Porgera gold mining operation is located 17 kilometres to the northeast and the Mt. Kare Property is contiguous to the Porgera property.

              Access to the Mt. Kare Property is by helicopter, with the closest airstrip being at Porgera, 17 km to the northeast on the existing Papua New Guinea road network.  The airport at Mt. Hagen, 140 km to the southeast, has regularly scheduled flights from Port Moresby.  Current exploration work at Mt. Kare is helicopter supported; however a  road leading to Porgera passes within 3 km of the property boundary and a high voltage power transmission line which extends from a gas-turbine generating station on the south coast of PNG a distance of 72 km to Porgera passes across the southeast portion of the Mt. Kare property.  All electrical power for the Mt. Kare project is currently produced on site using two diesel generators.

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

              Between 1989 and 1990, the Mt. Kare Property was the subject of an alluvial and colluvial gold rush.  At the peak of the rush, as many as 10,000 alluvial and colluvial miners may have been working on the property now covered by EL1093. All of the alluvial and colluvial gold recovered was by primitive manual methods using shovels and gold pans.  An estimated 800 people are presently still actively mining the alluvial and colluvial deposits on a small scale basis on the area covered by EL1093.  During 1990, CRA and local landowners reached an agreement to form a joint company to exploit the alluvial gold at Mt. Kare.  The landowners formed KDC and, together with CRA, applied for and received SML 1 that covers part of the area covered by EL 1093.

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

              Several holes in the first phases of drilling were also targeted at the “Black Zone” mineralization which is a separate, north to northeast trending zone located 500 meters east of the Main Zone.

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

              As of March 1, 2004 the Company had completed 235 diamond drill holes totalling 36,787 metres.  In addition, the Company’s exploration has included airborne geophysical surveying (magnetometer and radiometric), ground geophysics (magnetometer and VLF), hand augured soil geochemical sampling, geological mapping, trenching and bedrock sampling.  This exploration identified additional soil geochemical gold anomalies, enlarged the magnetometer anomaly associated with the mineralization at Mt. Kare, and extended known mineralized zones. The work also clarified some of the geological controls on the Mt. Kare mineralization.  Exploration to date has shown excellent continuity of grade and thickness of mineralization between the three main mineralized zones: the Black Zone, the Western Roscoelite Zone, and the C9 Zone and that they are still open to expansion.  Diamond drilling in the fall of 1998 expanded the Black Zone and tested the discovery of a new style of limestone-hosted mineralization in the Black Zone South Extension over a 110 metre strike extent of the kilometre long target.  Gold, silver and base metal mineralization, typical of the main Black Zone target, was also encountered.  Deeper drilling in this area encountered strong pyrite mineralization.

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

Exploration - Recent Results

During the fiscal year ending October 31, 2004, the Company completed a two-phase program of geophysical surveying and diamond drilling.  In addition, ongoing prospecting, exploration pitting and trenching, geologic mapping and rock sampling programs have been undertaken as follow-up evaluation of the numerous geophysical anomalies identified.

In early 2004, the Company completed 44.6 line-kilometres of Induced Polarization (“IP”) geophysics over two overlapping grids at Mt. Kare.  One grid, oriented East-West, covered the known area of mineralization at Mt. Kare.  The second grid, oriented Northwest-Southeast, overlapped portions of the East-West grid and extended 3.0 kilometres eastward along and across the Pinuni Creek Valley.  Grid survey lines were spaced 200-metres apart with occasional 100-metre spaced infill lines.  Numerous Chargeability and Resistivity features were identified throughout the entire area covered by the survey.  Follow-up evaluation, predominantly prospecting, trenching and mapping, was initiated to further screen and priority rate the geophysical anomalies for drilling evaluation.

The Company also completed two short drilling programs during the summer totalling 1,171.3 metres in five drill holes.  As of October 31, 2004, the Company has completed 240 diamond drill holes totalling 37,958.3 metres since initiating exploration at Mt. Kare in 1996.

Drilling results obtained from the five drill holes completed in 2004 provided additional encouragement for extending the known mineralization both laterally and to depth.  All five holes targeted geophysical anomalies and all five holes explained the anomalies either partially or entirely.

A systematic prospecting and trenching program was initiated to further explore the numerous geophysical anomalies.  Favourable zones of alteration and mineralization associated with breccias, intrusives and bleached sediments are often found associated with the geophysical targets.  Numerous prospecting and trench sample results of anomalous, moderate and high-grade precious and base metal values have been encountered during this program.  Data compilation of all new and old information is ongoing towards identifying and prioritizing future drilling targets at Mt. Kare.

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

During the fiscal year ending October 31, 2005, the Company intends to continue with its geologic mapping and trenching programs evaluating the numerous geophysical anomalies identified in 2004.  In addition, another IP geophysical program is planned to better define and further delineate many of the higher priority targets identified during the initial survey.  Additional drilling is also planned to continue extension and expansion of the known zones of mineralization as well as to identify new areas hosting potential mineral reserves.  The estimated cost to undertake these aspects of the ongoing Mt. Kare exploration is estimated to cost $2,500,000 and will be funded out of future financings.

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

(c)         any payment or commitment to make a payment, or dispose of property, or acknowledge a debt, to or in favour of a person resident outside Papua New Guinea; and

d)          any borrowings from a person resident outside Papua New Guinea.

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

              Key to the exploration industry is the Mining Warden's office that deals with land compensation matters for local landowners and provides government-sponsored public hearings to ensure landowners and indigenous residents understand the purpose and method of mineral exploration and development.  Such hearings are intended to establish productive public relations and community awareness at the onset of exploration and to allow all parties to assess the degree of community receptiveness to potential development.

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

The Company has spent $1,713,299 on exploration of the Lewis Property and has made all payments due under the Lewis Agreement to December 31, 2005, thereby acquiring a 51% interest in the Lewis Agreement.

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

Battle Mountain Gold merged with Hemlo Gold Mines in 1996.  Battle Mountain Gold announced that the new proposed Phoenix project contained a 168 metric tonne (4.9 million ounce) gold reserve in 1999. Battle Mountain Gold was bought by Newmont Mining in 1999 following their earlier acquisition of Santa Fe Pacific Gold Corp. making Newmont the largest land holder and gold producer in the district.  Following the amalgamation, Newmont announced in 2000 a 6 million-ounce gold reserve at the Phoenix/Fortitude project.  Newmont optioned the Lewis Property in 2000 and conducted drilling in the Antler Peak area before terminating the agreement.

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

In November 2002, the Company carried out an initial nine hole 5,835-foot reverse circulation drilling program on the Lewis Property.  This program tested stratigraphic and structural targets along a 400-foot north-south extent of the Virgin Structural Zone, starting four hundred feet north of the Newmont boundary.  The objectives of this initial phase of exploration drilling were to confirm geology, structure, mineralization and continuity and expand the along-strike and up-dip extensions of Virgin style mineralization identified by previous operators.

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

Through 2003, the Company continued to focus its exploration on the Virgin Structural Zone.  The Company carried out preliminary structural mapping, geochemical and geophysical (9 line km MT-IP)surveying and drilled 24 holes totalling 18,050 feet on the Virgin Structural Zone for a cumulative total of 33 holes totalling 23,885 feet.

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

Exploration - Recent Results

              During the summer of 2004, the Company undertook a preliminary prospecting and sampling program at the Lewis Property.  Exploration was conducted north and northeast of the Company’s previous drilling along the Virgin Structural Zone.  Target areas evaluated included the Trinity, White & Shiloh and Hider structural trends.

The exploration program included analysis of 25 rock samples and approximately 200 soil samples.  A number of encouraging precious metal and base metal results were identified, worthy of follow-up evaluation.  The soil sampling was over four widely spaced grid lines at the Trinity structural trend.  Results from a mobile metal ion analysis of the soil samples has partially outlined a nearly continuous, geochemically anomalous trend measuring a minimum of 3,000 metres in length and averaging 40 to 50 metres in width.  Additional sampling and prospecting follow-up is warranted based on these results.

Proposed Exploration

The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.

In addition, all data related to the Copper Canyon-Buena Vista structural zone to the west, the northern extension of the Virgin Structural zone and the Trinity structural zone to the northeast will be compiled and evaluated in greater detail to further define areas of potential economic interest prior to further evaluation.  Portions of these areas will also be evaluated during the geologic mapping, surface geochemistry and geophysics program focussed at the Virgin target area.  The Company will undertake a drilling evaluation of favourable targets at Buena Vista and Trinity in conjunction with further drilling at the Virgin Structural Zone

The Company estimates that the foregoing will cost approximately US$1,500,000 and will be funded out of future financings.

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

                 On January 18, 1999, the Company and Adrian amended the Belencillo Option Agreement to provide that the Company was deemed to have relinquished its right to acquire a 50% interest in the Belencillo Property and instead was vested with a 31.12% interest in the Belencillo Property by virtue of the payments, share issuances and expenditures which it had made.  The Company is presently in discussions with Adrian’s parent company, Petaquilla Minerals Ltd., to carry out further exploration of the Belencillo Property.

                 For financial reporting purposes, since no further exploration was intended for the Belencillo Property at the time, the Company wrote off to operations resource property and deferred costs totalling $2,267,471 during the fiscal year ended October 31, 2001.

Doing Business in Panama

              The following briefly summarizes the Company's understanding of the economic and political climate in Panama based on research and information compiled by the Company from various sources which it believes to be reliable:

              Democracy was restored in Panama in December of 1989 following the invasion of Panama by the U.S. military.  In May, 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of P.R.D. candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The last election was held in May 2004 and resulted in Martín Torrijos, leader of the P.R.D. Party, becoming President of the Republic.

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

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.              Operating Results

              The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2004, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  The Company’s future mineral exploration and potential mining activities in Papua New Guinea may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at October 31, 2004, the Company had incurred $34,368,063 in exploration of its Mt. Kare Property in Papua New Guinea.  Significant expenditures to October 31, 2004 include the following:

Category	Amount	Percentage of Total Expenditures
Camp costs	$7.7 million	23%
Community relations	$3.8 million	11%
Contractors	$6.4 million	19%
Drilling	$7.0 million	20%
Helicopter	$3.8 million	11%

Camp costs make up a significant portion of the Company’s historical expenditures at Mt. Kare due to the need to build exploration support infrastructure in a remote part of Papua New Guinea.  Most of the construction required helicopter support, as there is no road access to the Mt. Kare Property.  Similarly, all drilling requires helicopter support.  To date, the Company has completed 240 diamond drill holes totalling 37,958.3 metres.  Community relations costs incurred were necessary in order to promote stability in an area with no government infrastructure and include health, education and security costs.  The majority of the Company’s exploration work has been and continues to be carried out by independent contractors.   All of these amounts were incurred to advance the exploration of the Mt. Kare Property.  The Company expects the proportion of camp costs and community relations costs to decrease as the Company increases its exploration activities at Mt. Kare.

To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t:

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Indicated Mineral Resources	14.68	2.36	33.7

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Inferred Mineral Resources	10.85	1.98	22.7

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

During the fiscal year ended October 31, 2004, the Company incurred exploration expenditures of $2,258,966 on the Mt. Kare Property as a result of the two-phase program of geophysical surveying and diamond drilling undertaken by the Company during the fiscal year ended October 31, 2004.  This program was comprised of 44.6 line kilometres of IP geophysical surveying, prospecting, trenching, mapping and five diamond drill holes totalling 1,171 metres.  Significant components included camp and community relations costs of $390,285 and $497,179 respectively.  Community relations costs were higher than the previous year due to costs associated with the renewal process for the Company’s exploration license as were land and legal costs of $188,801 for the same reason.  Other significant components were costs of contractors and geological staff of $304,077, drilling costs of $221,736 and helicopter support costs of $487,402.  The Company’s 2004 exploration program was undertaken to permit the Company to determine whether to continue to seek to expand the estimated resource or begin the preparation of a feasibility study on the current resource.  Based on the results obtained from the 2004 program, the Company will continue to seek to expand the estimated resource and begin the preparation of a feasibility study subsequent to the end of the current fiscal year.  In addition to expanding the main zone of mineralization, future exploration is also planned to explore several adjacent zones of mineralization including the Pinuni Creek area to the north and the Lower Maratani and Pump Creek areas to the south.  Work planned for the current fiscal year includes continued geologic mapping and trenching programs to evaluate the numerous geophysical anomalies identified in 2004 along with additional IP geophysical surveying to better define and further delineate many of the higher priority targets identified during the initial survey.  Subject to financing, additional drilling is also planned to continue extension and expansion of the known zones of mineralization as well as to identify new areas hosting potential mineral reserves.

As at October 31, 2004, the Company had incurred $1,713,299 in exploration of its Lewis Property in the State of Nevada.  During the fiscal year ended October 31, 2004, the Company incurred exploration expenditures of $435,149 on the Lewis Property, comprised primarily of costs of assaying and contractors and geological staff of $64,631 and $161,637, respectively.  During the fiscal year ended October 31, 2004, the Company undertook a preliminary prospecting and sampling program to the north and northeast of the Company’s previous drilling along the Virgin Structural Zone.  Target areas evaluated included the Trinity, White & Shiloh and Hider structural trends.  The exploration program included analysis of 25 rock samples and approximately 200 soil samples.  A number of encouraging precious metal and base metal results were identified, worthy of follow-up evaluation.  The soil sampling was over four widely spaced grid lines at the Trinity structural trend.  Results from a mobile metal ion analysis of the soil samples has partially outlined a nearly continuous, geochemically anomalous trend measuring a minimum of 3,000 metres in length and averaging 40 to 50 metres in width.

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

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 1,000 feet on the Lewis Property.  On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralising conduit to the favourable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.  The Company will also compile and evaluate in greater detail all data related to the Copper Canyon-Buena Vista structural zone to the west, the northern extension of the Virgin Structural zone and the Trinity structural zone to the northeast in order to further define areas of potential economic interest.  Portions of these areas will also be evaluated during the geologic mapping, surface geochemistry and geophysics program focussed at the Virgin target area.  Subject to financing, the Company will undertake a drilling evaluation of favourable targets at Buena Vista and Trinity in conjunction with further drilling at the Virgin Structural Zone.

Fiscal Year Ended October 31, 2004 Compared to Fiscal Year Ended October 31, 2003

During the fiscal year ended October 31, 2004, the Company recorded interest income of $9,258 and a foreign exchange loss of $5,352.  During the fiscal year ended October 31, 2003, the Company recorded interest income of $84,658, a foreign exchange gain of $9,653 and a loss on sale of marketable securities of $15,744.

Expenses for the fiscal year ended October 31, 2004 were $974,649 up from $807,583 for the fiscal year ended October 31, 2003.  This increase is primarily due to costs associated with seeking financing during the period.  In this regard, consulting fees increased by $36,454; legal fees increased by $18,310; public relations costs increased by $71,264; and travel costs increased by $19,455.  In addition, net office and rent increased by $19,617 and wages increased by $27,092 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.

              The net loss for the fiscal year ended October 31, 2004 was $970,743 or $0.06 per share as compared with a net loss for the fiscal year ended October 31, 2003 of $729,046 or $0.05 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2005.  Loss per share for the fiscal year ended October 31, 2003 has been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

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

Expenses for the fiscal year ended October 31, 2003 were $807,583, up from $678,381 for the fiscal year ended October 31, 2002.  This increase is primarily due to increased stock based compensation that increased to $158,853 for the fiscal year ended October 31, 2003 from $30,131 for the fiscal year ended October 31, 2002 as a result of the Company having adopted the fair value method of accounting for stock options.  In addition, filing fees increased by $16,206 due to filings for approval of executive compensation, filing fees associated with financings undertaken during the period and increased fees for the filing of financial statements and other continuous disclosure documents; legal fees increased by $37,471 primarily as a result of financings undertaken during the period; net office and rent costs decreased by $17,506 due to a reduction in the size of the Company’s office premises; public relations expenses decreased slightly by $2,886 as a result of decreased public relations activity; travel increased by $7,456 as a result of the reimbursement of travel expenses for the President of the Company pursuant to his employment contract which was entered into during the period; wages decreased by $55,157 as a result of wage reimbursements from companies sharing office premises and staff with the Company.

              The net loss for the fiscal year ended October 31, 2003 was $729,046 or $0.05 per share as compared with a net loss for the fiscal year ended October 31, 2002 of $677,995 or $0.07 per share. Loss per share for the fiscal years ended October 31, 2003 and 2002 have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

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

              The net loss for the fiscal year ended October 31, 2002 was $677,995 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2001 of $3,089,812 or $0.34 per share. Loss per share for the fiscal years ended October 31, 2002 and 2001 have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

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

At October 31, 2004, the Company had a working capital deficit of $608,888.  Subsequent to the end of the fiscal year ended October 31, 2004, the Company carried out a brokered private placement to generate gross proceeds of $2,375,815 which management believes will be sufficient to meet the Company’s general and administrative expenses, the cost of the next phase of exploration on its Mt. Kare Property and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

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

October 31, 2004 Compared to October 31, 2003

              At October 31, 2004, the Company's current assets totalled $119,613 compared to $950,364 at October 31, 2003.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities increased to $728,501 from $128,994.   As a result of these same factors, the Company had a working capital deficiency of $608,888 at October 31, 2004 as compared with working capital of $821,370 at October 31, 2003.  The Company had no long-term debt at either October 31, 2004 or October 31, 2003.

              At October 31, 2004, the Company had total assets of $46,127,849 as compared with $44,267,125 at October 31, 2003.  This increase is due principally to expenditures on resource properties financed by the sale of share capital during the year.

              Share capital as at October 31, 2004 was $58,131,339, up from $55,882,956 as at October 31, 2003 due to the issuance of share capital.  During the fiscal year ended October 31, 2004, the Company issued 610,800 common shares at a price of $1.25 per share pursuant to a private placement to generate net cash proceeds of $672,161, 964,400 shares pursuant to the exercise of share purchase warrants to generate net cash proceeds of $1,197,000, 215,000 shares pursuant to the exercise of incentive stock options to generate net cash proceeds of $202,000 and 25,000 shares recorded at a value of  $31,250 as a corporate finance fee in connection with the brokered private placement.

              The Company's largest cash outflow in the fiscal years ended October 31, 2004 and October 31, 2003 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2004, the Company incurred property expenditures of $2,694,115, compared to $2,142,394 during the fiscal year ended October 31, 2003.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

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

              Share capital as at October 31, 2003 was $55,882,956, up from $52,787,448 as at October 31, 2002 due to the issuance of share capital.  During the fiscal year ended October 31, 2003, the Company issued 800,667 common shares at a price of $0.75 per share pursuant to a private placement to generate net cash proceeds of $539,181, 2,200,000 common shares at a price of $1.00 per share pursuant to a private placement to generate net cash proceeds of $1,998,311, 1,052,000 shares pursuant to the exercise of share purchase warrants to generate net proceeds of $638,400, 29,600 shares pursuant to the exercise of incentive stock options to generate net proceeds of $23,400 and 58,706 shares recorded at $46,875 as compensation for certain employees and consultants. References to share amounts have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

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

              Share capital as at October 31, 2002 was $52,787,448, up from $51,916,544 as at October 31, 2001 due to the issuance of share capital.  During the fiscal year ended October 31, 2002, the Company issued 1,740,000 common shares at a price of $0.50 per share pursuant to a private placement to generate net proceeds of $775,468 and issued 64,000 shares recorded at $32,000 pursuant to a finder’s fee and 116,716 shares recorded at $63,436 as compensation for certain employees and consultants. References to share amounts have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

              The Company's largest cash outflow in the fiscal years ended October 31, 2002 and October 31, 2001 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2002, the Company incurred property expenditures of $1,067,823, compared to $1,438,157 during the fiscal year ended October 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

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

              Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended October 31, 2004, 2003 and 2002 would have been increased by $12,307,020, $2,142,394 and $1,067,823, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Outlook

For the remainder of the fiscal year ending October 31, 2005, the Company’s activities will focus on the exploration of the Mt. Kare Property and, subject to financing, the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Mt. Kare and Lewis properties such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organising and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 55 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 57 years old.

Donald W. Kohls

              Dr. Kohls is a director of the Company and holds a B.A. from Carleton College and an M.S. and a Ph.D., both in geology, from the University of Minnesota.  He is an exploration geologist and was the Vice-President Explorations for Consolidated Goldfields from April 1976 to July 1991.  During the period, he was directly involved in discovering and developing economic deposits of gold, silver, lead, zinc and heavy minerals sands around the world. Dr. Kohls is 69 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 55 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 46 years old.

B.     Compensation

During the fiscal year ended October 31, 2004, the Company paid a total of $292,769 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President and Chief Executive Officer; and Naomi Corrigan, Chief Financial Officer (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2004, 2003 and 2002 in respect of the individuals who were, at October 31, 2004, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation
				Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek Chairman of the Board, President, Chief Executive Officer	2004 2003 2002	$133,125 $133,125 $133,125	nil $2,500 $1,000	nil nil nil	nil 85,400 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Naomi Corrigan, Chief Financial Officer	2004 2003 2002	$40,119 $32,439 $46,897	nil $2,500 $1,000	nil nil nil	nil 9,600 8,400	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

No stock options were granted during the fiscal year ended October 31, 2004 to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	183,016	$0/0
Naomi Corrigan	nil	nil	34,000	$0/0

1     Number of common shares of the Company acquired on the exercise of stock options.

2     Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange (“TSX-V”).

3     The figures relate solely to stock options.

4     Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on October 29, 2004, less the exercise price of in-the-money stock options.

5     All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart received $97,250 for professional services rendered.

No stock options were granted by the Company during the fiscal year ended October 31, 2004 to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2004 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Nell Dragovan	nil	nil	89,800/nil	$0/0
Donald W. Kohls	nil	nil	69,000/nil	$0/0
Robert Sibthorpe	25,000	$36,250	30,000/nil	$0/0
James G. Stewart	nil	nil	125,000/nil	$0/0

1     Number of common shares of the Company acquired on the exercise of stock options.

2     Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX-V.

3     The figures relate solely to stock options.

4     Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on October 29, 2004, less the exercise price of in-the-money stock options.

5     All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2004.

Securities Authorized For Issuance Under Equity Compensation Plans

              The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2004, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	1,032,200	$1.02	164,600
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	1,032,200	$1.02	164,600

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

D.      Employees

During the fiscal year ended October 31, 2004, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2003, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2002, the Company had an average of 24 employees.  Of these, eight persons worked out of the Company’s head office and the balance of sixteen persons worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of 24 employees, three worked in management roles (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of sixteen worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and the rest in Papua New Guinea).  Of those employed as geologists or in other aspects of the Company’s mineral exploration work, all were casual or temporary employees.

E.       Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at February 3, 2005	Number of Options or Warrant Outstanding at February 3, 2005	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Naomi Corrigan	Nil	16,000	0.2%	$0.85

March 6, 2006

May 21, 2007

December 30, 2007

March 6, 2006

December 30, 2007

August 3, 2006

March 6, 2006

December 30, 2007

August 3, 2006

March 6, 2006

December 30, 2007

December 30, 2007

March 6, 2006

December 30, 2007

August 3, 2006

		8,400		$0.75
		9,600		$1.00
Nell Dragovan	138,302	59,800	1.6%	$0.85
		30,000		$1.00
		100,000		$0.90
Chet Idziszek	340,680	97,616	3.5%	$0.85
		85,400		$1.00
		209,000		$0.90
Donald W. Kohls	54,477	39,000	0.6%	$0.85
		30,000		$1.00
Robert Sibthorpe	Nil	30,000	0.2%	$1.00
J.G. Stewart	52,654	60,000	1.0%	$0.85
		65,000		$1.00
		35,000		$0.90
Total:	586,113	874,816	7.1%

1.           Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 3, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 20,876,340 Common Shares outstanding as of February 3, 2005.

On April 23, 1997 the Company adopted a stock option plan (the “Plan”) which authorises the Company’s board of directors to grant incentive stock options to the directors, officers and employees of the Company or its associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the Canadian Venture Exchange.  Under the terms of the Plan, the aggregate number of common shares of the Company reserved for issuance under the Plan at any time may not exceed 3,315,580 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On November 7, 2002, the Company’s board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 3,315,580 to 5,984,000.  Following the Company’s consolidation of share capital on October 29, 2004, the number of shares reserved for issuance under the Plan is 1,196,800.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at February 3, 2005	Percentage of Common Shares Outstanding at February 3, 2005
Jipangu Inc.	1,538,462	7.4%
SPGP	1,665,000	8.0%
Sprott Asset Management Inc.	2,213,000	10.6%
Total:	5,416,462	26.0%

Jipangu Inc. acquired all of its common shares during the fiscal year ended October 31, 2000.  SPGP acquired 665,000 common shares during the fiscal year ended October 31, 2004 and acquired an additional 1,000,000 common shares after the fiscal year ended October 31, 2004.  Sprott Asset Management Inc. acquired 1,443,000 of its common shares during the fiscal year ended October 31, 2003 and acquired an additional 770,000 common shares after fiscal year ended October 31, 2004.  The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

              As at February 3, 2005 there were 20,876,340 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, as at such date there were 227 registered holders of the Company's common shares resident in the United States, holding an aggregate 3,438,640 common shares, including 3,057,525 shares held by Cede & Co.  This number represents approximately 16.5% of the total issued and outstanding common shares of the Company as at February 3, 2005.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at February 3, 2005 there were 2,363 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 5,521,692 common shares.  This number represents approximately 26.4% of the total issued and outstanding common shares of the Company as at February 3, 2005, also including the 3,057,525 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is  2,589 holders holding an aggregate 5,902,807 common shares.  This number represents approximately 28.3% of the total issued and outstanding common shares of the Company as at February 3, 2005.

B.     Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2004, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.             FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2004 which contain an Audit Report dated January 28, 2005, Balance Sheets as at October 31, 2004 and 2003, Statements of Loss and Deficit for the Fiscal Years Ended October 31, 2004, 2003 and 2002, Statements of Cash Flows for the Fiscal Years Ended October 31, 2004, 2003 and 2002 and Notes to the Financial Statements.

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

ITEM 9.             THE OFFER AND LISTING

A.     Offer and Listing Details

                 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Period	High	Low
2005	$0.86	$0.61
January	$0.80	$0.65
First Quarter	$0.86	$0.61
2004	$0.81	$0.13
December	$0.72	$0.61
November	$0.86	$0.63
October	$0.81	$0.13
September	$0.225	$0.14
Fourth Quarter	$0.81	$0.13
Third Quarter	$0.30	$0.19
Second Quarter	$0.45	$0.21
First Quarter	$0.57	$0.22
2003	$0.29	$0.11
Fourth Quarter	$0.29	$0.165
Third Quarter	$0.235	$0.15
Second Quarter	$0.26	$0.185
First Quarter	$0.27	$0.11
2002	$0.34	$0.04
2001	$0.25	$0.06
2000	$1.18	$0.17

              The closing price of the Company's common shares on the TSX Venture Exchange on February 3, 2005 was $0.62.

              The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2005	US$0.80	US$0.42
January	US$0.67	US$0.505
First Quarter	US$0.80	US$0.42
2004	US$0.80	US$0.0986
December	US$0.62	US$0.48
November	US$0.80	US$0.42
October	US$0.56	US$0.105
September	US$0.195	US$0.0986
Fourth Quarter	US$0.56	US$0.0986
Third Quarter	US$0.22	US$0.14
Second Quarter	US$0.345	US$0.15
First Quarter	US$0.43	US$0.16
2003	US$0.43	US$0.075
Fourth Quarter	US$0.23	US$0.12
Third Quarter	US$0.175	US$0.115
Second Quarter	US$0.175	US$0.12
First Quarter	US$0.189	US$0.075
2002	US$0.215	US$0.0325
2001	US$0.18	US$0.035
2000	US$0.82	US$0.10

              The closing price of the Company's common shares on the Over The Counter Bulletin Board on February 3, 2005 was US$0.62.

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

B.     Memorandum and Articles of Association

The Company was incorporated on August 20, 1979 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under incorporation number 195584. On March 29, 2004 the Company Act was replaced by the Business Corporations Act (British Columbia) (the “Act”), and the Company was transitioned from the Company Act to the Act on October 26, 2004. The Company is not limited in its objects and purposes.

              With respect to directors, the Articles of the Company provide that a director who holds any office or possesses any property right or interest that could result, directly or indirectly, in the creation of  a duty or interest that materially conflicts with his duty or interest as a director, must promptly disclose to the directors the nature and extent of his interest.

The Articles also provide that:

(a)         A director who holds a disclosable interest, as provided for in the Act, in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution; and

(b)         A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director under or as a result of the contract or transaction, only if and to the extent provided in the Act.

The Act provides that a director holds a disclosable interest in a contract or transaction if it is material to the company, the company has entered or proposes to enter into it and the director has a material interest in the contract or transaction or is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.  However, a director does not have a disclosable interest in a contact or transaction if:

(a)         The contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director, or a person in whom the director has a material interest, for the benefit of the company or an affiliate of the company;

(b)         The contract or transaction relates to an indemnity or insurance;

(c)         The contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

(d)         The contract or transaction relates to a loan to the company, and the director, or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan; or

(e)         The contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director is also a director of that corporation or an affiliate of that corporation.

The Act provides that a director is not liable to account for and may retain any profit that accrues to the director under or as a result of the contract or transaction in any of the following circumstances:

(a)         the contract or transaction is approved by the directors, with the director having the disclosable interest not being entitled to vote on any resolution to approve the contract or transaction; or

(b)         the contract or transaction is approved by a special resolution of the shareholders.

              The Articles of the Company provide that the Company may, if authorized by the directors, borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate, issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person and at such discounts or premiums and on such other terms as they consider appropriate; guarantee the repayment of money by any other person or the performance of any obligation of any other person; and mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present and future assets and undertaking of the Company.  Variation of these borrowing powers would require an amendment to the Articles of the Company that would, in turn, require the approval of the shareholders of the Company by way of an ordinary resolution.  An ordinary resolution means a resolution passed by a simple majority of the votes cast by shareholders of the Company voting shares that carry the right to vote at general meetings.

              There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

              Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a resolution of the directors is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company and no provisions for sinking funds.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating documents of the Company.

              The Company is required to give its registered shareholders, including registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners, not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice to registrants and intermediaries no fewer than 30 or more than 60 days prior to the date of the meeting.  The Company then delivers, in bulk, proxy-related materials in amounts specified by the registrants and intermediaries.  No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver voting instructions to the registrant or intermediary to enable the registrant or intermediary to deliver a proxy to the Company on the beneficial owner’s behalf within the time limited by the Company for the deposit of proxies in order for the beneficial owner’s shares to be voted at the meeting.

              There is no provision in the Company's constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries) other than a shareholder rights plan adopted by the Board of Directors of the Company effective March 5, 1998. The plan authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to March 5, 1998.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

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

The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realised in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realised by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realised upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately following the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realised on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realised a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

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

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organisations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

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

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organised in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organisations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemise deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognised upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realised foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

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

Disposition of Common Shares of the Company

A U.S. Holder will recognise a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognise the unrealised gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realised on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognised on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realised by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realised on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

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

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganisations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognised.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganisation, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at October 31, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.           DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

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

              A takeover bid made by way of "Permitted Bid" under the rights plan will not trigger the separation and exercise of the rights.  A Permitted Bid is a bid made to all holders of common shares for all shares that are outstanding, and must be made by way of takeover bid circular.  If at the end of 60 days after a takeover bid made by way of a Permitted Bid is announced at least 50% of the outstanding common shares (excluding the bidder's) have been tendered to the bid, the bidder may take up and pay for the shares, and must also extend the bid for an additional 10 days to allow other shareholders to tender their shares.

The rights plan was approved by the shareholders of the Company at the annual general meeting of the Company held on April 28, 1998.  Unless they are redeemed earlier, the rights will expire ten years from March 5, 1998.

ITEM 15.           CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.           [RESERVED]

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

ITEM 16B.        CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions.  A copy of the Company’s Code of Ethics is available at the Company’s website at www.madisonminerals.com.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended October 31, 2004, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$25,000	100%
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$25,000	100%

In respect of work undertaken for the fiscal year ended October 31, 2003, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$23,000	84%
Audit-related fees	$368	1%
Tax fees	$4,000	15%
All other fees	-	-
Total fees	$27,368	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.

Audit-related fees	-

Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2004, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2004, which is the period covered by this Annual Report on Form 20F.

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

Dated at Vancouver, British Columbia, this 24th day of February, 2005

MADISON MINERALS INC.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.     I have reviewed this annual report on Form 20-F of Madison Minerals Inc. (the “Company”);

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

4.     The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

a)          all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

b)          any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  February 24, 2005

“Chet Idziszek”

____________________________

Chet Idziszek, President

I, Naomi Corrigan, certify that:

1.    I have reviewed this annual report on Form 20-F of Madison Minerals Inc. (the “Company”);

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

4.           The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

a)          all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

b)          any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  February 24, 2005

“Naomi Corrigan”

_____________________________________

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

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

OCTOBER 31, 2004

Davidson  Company  Chartered  Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Madison Minerals Inc.

(formerly Madison Enterprises Ltd.)

We have audited the consolidated balance sheets of Madison Minerals Inc. (formerly Madison Enterprises Ltd.) as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

January 28, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada, V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Directors of

Madison Minerals Inc.

We have audited the consolidated statements of loss and deficit and cash flows of Madison Minerals Inc. for the year ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended October 31, 2002 in accordance with generally accepted accounting principles in Canada.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

December 16, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT OCTOBER 31

		2004	2003
ASSETS
Current
Cash and cash equivalents		$ 59,720	$ 664,653
Marketable securities (Note 3)		40,000	40,000
Receivables (Note 9(d))		16,036	241,854
Prepaid expenses and deposits		3,857	3,857
		119,613	950,364
Resource properties and deferred costs (Note 4)		45,965,284	43,271,169
Deferred financing costs (Note 9(a))		3,237	-
Equipment (Note 5)		39,715	45,592
		$ 46,127,849	$ 44,267,125
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 9(b))		$ 728,501	$ 128,994
Shareholders' equity
Capital stock (Note 6)
Authorized
60,000,000	Common shares without par value
Issued
17,124,316	(2003 – 15,309,116) common shares	58,131,339	55,882,956
Contributed surplus (Note 6)		1,490,387	1,506,810
Deficit		(14,222,378)	(13,251,635)
		45,399,348	44,138,131
		$ 46,127,849	$ 44,267,125

Nature and continuance of operations (Note 1)

Commitments (Note 11)

Subsequent events (Note 15)

On behalf of the Board:
Signed “Chet Idziszek”	Director	Signed “Nell Dragovan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2004	2003	2002
EXPENSES
Accounting and audit	$ 34,598	$ 43,323	$ 42,467
Amortization	11,629	14,511	19,462
Bank charges	2,024	1,562	1,366
Consulting (Note 9(a))	36,454	-	-
Filing fees	22,503	31,183	14,977
Insurance	173	3,725	3,623
Legal fees (Note 9(a))	83,772	65,462	27,991
Office and rent	207,682	222,667	282,513
Office rent reimbursements (Note 9(c))	(77,701)	(112,303)	(154,643)
Property examination – net of tax credit	-	2,525	(11,719)
Public relations	157,472	86,208	89,094
Shareholder information	5,887	10,277	8,974
Stock-based compensation (Note 7)	160,799	158,853	30,131
Transfer agent’s fees	14,498	11,278	8,132
Travel	45,599	26,144	18,688
Wages	269,260	242,168	297,325
	(974,649)	(807,583)	(678,381)
OTHER INCOME (EXPENSES)
Interest earned (Note 9(f))	9,258	84,658	15,289
Foreign exchange gain (loss)	(5,352)	9,653	(5,828)
Loss on settlement of receivables (Note 9(e))	-	-	(6,825)
Loss on sale of marketable securities	-	(15,774)	-
Write-down of marketable securities	-	-	(2,250)
	3,906	78,537	386
Loss for the year	(970,743)	(729,046)	(677,995)
Deficit, beginning of year	(13,251,635)	(12,522,589)	(11,844,594)
Deficit, end of year	$ (14,222,378)	$ (13,251,635)	$ (12,522,589)
Basic and diluted loss per common share	$ (0.06)	$ (0.05)	$ (0.07)
Weighted average number of common shares outstanding	16,459,439	13,782,221	10,388,736

Loss per share amounts have been retroactively restated to give effect to the 5:1 share consolidation (Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (970,743)	$ (729,046)	$ (677,995)
Items not affecting cash:
Amortization	11,629	14,511	19,462
Interest income settled by receipt of marketable securities	-	(40,000)	-
Loss on settlement of receivables	-	-	6,825
Loss on sale of marketable securities	-	15,774	-
Stock-based compensation	160,799	158,853	30,131
Write-down of marketable securities	-	-	2,250

Changes in non-cash working capital items:
(Increase) decrease in receivables	225,818	(206,396)	(40,889)
Decrease in prepaid expenses and deposits	-	30,000	30,000
Increase (decrease) in accounts payable and accrued liabilities	109,728	14,207	(12,081)

Net cash used in operating activities	(462,769)	(742,097)	(642,297)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	2,071,161	3,216,746	807,468
Payment of deferred financing costs	(3,237)	-	(17,454)

Net cash provided by financing activities	2,067,924	3,216,746	790,014

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(2,204,336)	(2,093,304)	(1,012,883)
Purchase of equipment	(5,752)	-	(298)
Proceeds from sale of marketable securities	-	21,212	-
Loan receivable	-	(200,000)	-
Repayment of loan receivable	-	200,000	-

Net cash used in investing activities	(2,210,088)	(2,072,092)	(1,013,181)

Change in cash and cash equivalents	(604,933)	402,557	(865,464)

Cash and cash equivalents, beginning of year	664,653	262,096	1,127,560

Cash and cash equivalents, end of year	$ 59,720	$ 664,653	$ 262,096

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

1.             NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old shares for 1 new share basis (Note 6).

At October 31, 2004, the Company had a working capital deficiency of $608,888 (working capital 2003 - $821,370) which, together with the proceeds from share issuances subsequent to year-end (Note 15), management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties (Note 4) for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following wholly-owned subsidiaries: Madison Enterprises (PNG) Ltd., Matu Mining Limited, Frontier Mining & Exploration Limited, and Oakland Limited, all Papua New Guinea corporations; Madison Enterprises (BVI) Inc., a British Virgin Island corporation; Madison Enterprises (Latin American), S.A., a Panama corporation; and Madison Enterprises (Nevada) Inc.

All significant inter-company transactions and balances have been eliminated upon consolidation.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

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

Resource properties and deferred costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination of impairment is based on:  i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;  ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at October 31, 2004 and 2003, management believes that no write-down relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Equipment

Equipment is recorded at cost less amortization, which is provided for using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Foreign currency translation

Foreign operations are integrated and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates.  Translation gains and losses are reflected in the loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At October 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 1,913,342, 3,079,046, and 2,350,116, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company grants options as described in Note 7.  Effective November 1, 2001, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permitted, and the Company  adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees is accounted for by using the fair value method of accounting.

Effective for the year ended October 31, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation under which the Company recognizes compensation costs for the  granting of all stock options and direct awards of stock.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current fiscal year’s presentation.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

3.            MARKETABLE SECURITIES

At October 31, 2004, marketable securities had a market value of $100,000 (2003 - $288,000).

Marketable securities consist of publicly traded shares of a related company (Note 9(f)).

4.            RESOURCE PROPERTIES AND DEFERRED COSTS

	Acquisition Costs	Option Fees	Exploration Expenditures	2004 Total

Mt. Kare, Papua New Guinea	$ 9,612,905	$ -	$ 34,368,063	$ 43,980,968

Lewis Property, Nevada	-	271,017	1,713,299	1,984,316

	$ 9,612,905	$ 271,017	$ 36,081,362	$ 45,965,284

	Acquisition Costs	Option Fees	Exploration Expenditures	2003 Total

Mt. Kare, Papua New Guinea	$ 9,612,905	$ -	$ 32,109,097	$ 41,722,002

Lewis Property, Nevada	-	152,683	1,396,484	1,549,167

	$ 9,612,905	$ 152,683	$ 33,505,581	$ 43,271,169

 MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

4.            RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

	Mt. Kare, Papua New Guinea	Lewis Property, Nevada	Total
Balance, October 31, 2002	$ 40,729,224	$ 399,551	$ 41,128,775
Assays	14,347	109,477	123,824
Camp costs	173,978	1,924	175,902
Community relations	297,092	-	297,092
Contractors and geological staff	156,171	429,060	585,231
Drilling	-	393,499	393,499
Evaluation of alluvial resource	1,937	-	1,937
Geological supplies and equipment	-	6,504	6,504
Helicopter	163,569	-	163,569
Land and legal	92,241	86,600	178,841
Option fees	-	49,274	49,274
Port Moresby office	25,694	-	25,694
Reclamation deposit	-	7,012	7,012
Technical reports, printing and copying	-	3,710	3,710
Travel and accommodation	67,749	62,556	130,305
	992,778	1,149,616	2,142,394
Balance, October 31, 2003	41,722,002	1,549,167	43,271,169
Assays	87,698	64,631	152,329
Camp costs	390,285	2,815	393,100
Community relations	497,179	-	497,179
Contractors and geological staff	304,077	161,637	465,714
Drilling	221,736	35,070	256,806
Geological supplies and equipment	16,413	958	17,371
Helicopter	487,402	-	487,402
Land and legal	188,801	23,994	212,795
Option fees	-	118,335	118,335
Port Moresby office	40,724	-	40,724
Technical reports, printing and copying	678	6,236	6,914
Travel and accommodation	146,673	21,473	168,146
VAT recovery	(122,700)	-	(122,700)
	2,258,966	435,149	2,694,115
Balance, October 31, 2004	$ 43,980,968	$ 1,984,316	$ 45,965,284

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

4.            RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

Mt. Kare, Papua New Guinea

The Company holds a 90% interest in the Mt.  Kare property located in Papua New Guinea.  The remaining 10% of the property is held in trust for the traditional landowners at Mt. Kare.

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms.  The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro-rata in additional required development expenditures.  During the year ended October 31, 2004, the exploration license was renewed for a further two-year term to August 28, 2006.

Lewis Property, Nevada

During the year ended October 31, 2002, the Company entered into agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, located in Lander County in the Battle Mountain District of central Nevada.

The Company and Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC) have entered into an exploration and option to purchase agreement with F.W. Lewis Inc. dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property.

The Company and GAM have entered into a joint venture letter agreement dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company has acquired a 51% interest in the Lewis Property and can elect to enter into a joint venture with GAM or earn up to a 75% interest.

To exercise their option to acquire a joint 100% interest in the Lewis Property, the Company and GAM must make the following payments:

i)     US$25,000 on execution of the Lewis Agreement (paid);

ii)    US$2,000 per month from June 1, 2002 to December 1, 2002 (paid);

iii)   US$3,000 per month thereafter until the purchase option in the Lewis Agreement is exercised or terminated (completed); and

iv)   purchase option of US$2,000,000 by December 31, 2007.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

4.            RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

Lewis Property, Nevada (cont’d…)

The Company and GAM are committed to initial on-site exploration expenditures of US$250,000 by December 31, 2002 (incurred) and unless the purchase option is exercised by January 1 or the Lewis Agreement is terminated before December 1, the Company and GAM must incur a further US$150,000 to December 31, 2003 (incurred) and US$250,000 in subsequent years in on-site exploration expenditures each year.  Excess expenditures may be carried forward and credited against these future commitments.

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

Under the GAM Agreement, the Company has earned a 51% interest in the Lewis Property by paying GAM US$25,000 and paying the US$111,000 in property payments pursuant to the Lewis Agreement.  The Company also incurred US$650,000 in on-site exploration expenditures by December 31, 2004, as required under the Lewis Agreement. The Company can now elect to enter into a joint venture with GAM with all costs to be borne by the parties on a pro-rata basis.  Alternatively, the Company can earn a further 9% interest by paying the US$72,000 in property payments due from January 1, 2005 to December 31, 2006 under the Lewis Agreement and incurring a further US$500,000 in exploration expenditures by December 31, 2006 with US$250,000 to be spent in each year.  If the Company elects to acquire the additional 9% interest, GAM can elect to participate on a 60/40 joint venture basis or allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging non-recourse project financing for GAM's remaining 25% interest.

5.            EQUIPMENT

		2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 123,851	$ 106,664	$ 17,187	$ 118,099	$ 100,667	$ 17,432
Furniture and fixtures	64,320	47,747	16,573	64,320	43,604	20,716
Office and equipment	25,666	19,711	5,955	25,666	18,222	7,444
	$ 213,837	$ 174,122	$ 39,715	$ 208,085	$ 162,493	$ 45,592

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

6.            CAPITAL STOCK  AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Balance as at October 31, 2001	9,214,601	$ 51,916,544	$ 1,167,167
Compensation (a)	116,716	63,436	-
Private placement (b)	1,740,000	870,000	-
Finder’s fee (b)	64,000	32,000	-
Share issue costs (b)	-	(94,532)	-
Stock-based compensation	-	-	30,131
Balance as at October 31, 2002	11,135,317	52,787,448	1,197,298
Compensation (c)	58,706	46,875	-
Exercise of stock options	29,600	23,400	-
Exercise of warrants (b)	1,052,000	638,400	-
Private placements (d, e)	3,000,667	2,800,500	-
Agent’s units (d, e)	32,826	24,820	-
Broker warrants (d, e)	-	-	150,659
Share issue costs (d, e)	-	(438,487)	-
Stock-based compensation	-	-	158,853
Balance as at October 31, 2003	15,309,116	55,882,956	1,506,810
Exercise of stock options	215,000	313,040	(111,040)
Exercise of warrants (d, e)	964,400	1,304,503	(107,503)
Private placement (g)	610,800	763,500	-
Corporate finance fee (g)	25,000	31,250	-
Broker warrants (g)	-	-	41,321
Share issue costs (g)	-	(163,910)	-
Stock-based compensation	-	-	160,799
Balance as at October 31, 2004	17,124,316	$ 58,131,339	$ 1,490,387

Share consolidation

Effective October 29, 2004, the Company consolidated its issued and authorized share capital on a 5 old shares for 1 new share basis. As a result of the share consolidation, the Company’s authorized share capital decreased from 300,000,000 to 60,000,000 shares and issued share capital decreased from 85,621,583 to 17,124,316 shares.  All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

6.            CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d….)

Shareholder rights plan

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

Share issuances

a)            During the year ended October 31, 2002, the Company issued 116,716 common shares to certain employees and consultants valued at $63,436, as compensation for a reduction in remuneration.

b)            In March 2002, the Company issued 1,740,000 units at a price of $0.50 per unit for proceeds of $807,468, net of $32,000 in commission and $30,532 in issuance costs.  Each unit consisted of one common share and one half share purchase warrant.  Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.60 per share as to 800,000 warrants and at a price of $0.70 as to 70,000 warrants, in both cases until September 21, 2003.

In connection with this placement, the Company paid a finder’s fee consisting of 64,000 shares at a value of $32,000.  The Company also issued brokers’ warrants entitling the agent to purchase up to 182,000 common shares of the Company at a price of $0.60 per share as to 180,000 warrants and at a price of $0.70 as to 2,000 warrants, in both cases until September 21, 2003.

All warrants associated with this placement were exercised during the year ended October 31, 2003.

c)     During the year ended October 31, 2003, the Company issued 58,706 common shares, valued at $46,875, to the president of the Company as compensation for a reduction in remuneration.

d)    In November 2002,  the Company closed a brokered private placement consisting of 800,667 units at a price of $0.75 per unit for cash proceeds of $539,181, net of $24,020 in cash commission and $37,299 in issuance costs (of which $17,454 was paid during the year ended October 31, 2002).  Each unit consisted of one common share and one half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.90 per share until November 5, 2003, and at a price of $1.00 per share thereafter until November 5, 2004.  The agent received a commission of 8% of the gross proceeds, paid half in cash ($24,020) and half in units (32,026 units), and broker's warrants entitling the holder to purchase up to 120,100 shares of the Company at a price of $0.90 per share until November 5, 2003 and at a price of $1.00 per share thereafter until November 5, 2004.  The fair value of these broker warrants is estimated to be $43,156 which has been recorded as share issue costs of $43,156 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.2%, an expected life of two years, expected volatility of 100% and an expected dividend yield of 0.0%.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

6.            CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

During the year ended October 31, 2004, 34,000 warrants associated with this private placement were exercised.  The remaining warrants expired  unexercised subsequent to October 31, 2004.

e)     In February 2003, the Company closed a brokered private placement consisting of 2,180,000 units and a non-brokered private placement consisting of 20,000 units at a price of $1.00 per unit for cash proceeds of $1,998,311, net of $174,400 in commission and $27,289 in issuance costs.  Each unit consisted of one common share and one half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.25 per share until February 24, 2004.  The agent received a cash fee of $174,400, 800 units with the same terms as above and 330,000 broker's warrants exercisable into common shares at a price of $1.25 per share until February 24, 2004.  The fair value of these broker warrants was estimated to be $107,503 which has been recorded as share issue costs of $107,503 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.5%, an expected life of one year, expected volatility of 100% and an expected dividend yield of 0.0%.

During the year ended October 31, 2004, all but 500,000 warrants associated with this placement were exercised.  The 500,000 warrants expired unexercised.

f)     During the year ended October 31, 2003, the Company increased its authorized share capital from 100,000,000 pre-5:1 consolidated common shares without par value to 300,000,000 pre-5:1 consolidated common shares without par value.

g)    In May 2004, the Company completed a brokered private placement of 610,800 units at a price of $1.25 per unit for cash proceeds of $672,161, net of cash commissions of $57,263 and cash share issue costs of $34,076.  Each unit consisted of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional common share of the Company at a price of $1.50 per share until May 18, 2006.  The agent received a cash commission of $57,263 representing 7.5% of the gross proceeds of the private placement.  The agent also received broker warrants entitling the holder to purchase 73,296 common shares of the Company with the same terms as described above, an administration fee of $7,500 (included in share issue costs described above) and a corporate finance fee of 25,000 common shares at a value of $31,250 that has also been recorded as share issue costs.  The fair value of the broker warrants is estimated to be $41,321 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.07%, an expected life of two years, expected volatility of 81.11% and an expected dividend yield of 0.0%.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

7.            STOCK OPTIONS

The Company has a stock option plan that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees.  The maximum number of shares reserved for issuance under the Plan is 1,196,800 common shares.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  The exercise price of options will be determined by the fair market value of the shares at the date of grant, all of which vest immediately and are exercisable over five years.

As at October 31, 2004, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
428,116	$ 0.85	March 6, 2006
100,400	0.75	May 21, 2007
368,684	1.00	December 30, 2007
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
1,032,200

Stock option transactions are summarized as follows:

	2004		2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Oustanding
beginning of year	1,112,200	$ 0.91	663,116	$ 0.85	663,116	$ 0.85
Granted	135,000	1.83	533,684	1.00	128,000	0.75
Cancelled/forfeited	-	-	(55,000)	0.93	(128,000)	0.85
Exercised	(215,000)	0.94	(29,600)	0.79	-	-
Outstanding, end of year	1,032,200	$ 1.02	1,112,200	$ 0.91	663,116	$ 0.85

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

7.            STOCK OPTIONS (cont’d…)

The weighted average fair value of options granted during the current fiscal year was approximately $1.19 (2003 - $0.75) per share.

During the current fiscal year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2).  The total fair value of stock options granted during the current year was $160,799, which has been recorded as stock-based compensation in the results of operations.

Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the year ended October 31, 2003 was $158,853 (2002 - $30,131) which has been recorded in the consolidated statement of operations as stock-based compensation with a corresponding stock option amount recorded in shareholders’ equity.

During the fiscal years ended October 31, 2003 and 2002, the Company elected to measure compensation costs for stock options granted to employees and directors using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

	2003	2002
Loss for the year
Reported	$ 729,046	$ 677,995
Pro-forma	982,563	701,085
Basic and diluted loss per share
Reported	$ (0.05)	$ (0.07)
Pro-forma	(0.07)	(0.07)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest	3.5 – 4.1%	4%	3%
Expected option life	5 years	5 years	5 years
Expected stock price volatility	77 – 79%	102%	95%
Expected dividend yield	-	-	-

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

8.     SHARE PURCHASE WARRANTS

As at October 31, 2004, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
378,333	$ 1.00	November 5, 2004 (subsequently expired)
124,113	1.00	November 5, 2004 (subsequently expired)
305,400	1.50	May 18, 2006
73,296	1.50	May 18, 2006
881,142

Share purchase warrant transactions are summarized as follows:

	2004		2003		2002
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number Of shares	Weighted Average Exercise Price
Outstanding,
beginning of year	1,966,846	$ 1.15	1,687,000	$ 3.20	1,667,662	$ 4.69
Issued	378,696	1.50	1,966,846	1.15	1,052,000	0.61
Exercised	(964,400)	1.24	(1,052,000)	0.61	-	-
Expired	(500,000)	1.25	(635,000)	7.50	(1,032,662)	4.50
Outstanding,
end of year	881,142	$ 1.21	1,966,846	$ 1.15	1,687,000	$ 3.20

Included in share purchase warrants issued during the current year are 73,296 broker warrants, issued with a value of $41,321 (Note 6(g)).

Included in share purchase warrants issued during the year ended October 31, 2003, are 450,100 broker warrants issued with a value of $150,659 (Note 6(d) and (e)).

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

8.            SHARE PURCHASE WARRANTS  (cont’d…)

The Company issued 635,000 share purchase warrants in connection with an acquisition in November 1999 with a fair value of $1,167,167 which has been recorded in contributed surplus.  During the year ended October 31, 2003, these warrants expired unexercised.

9.            RELATED PARTY TRANSACTIONS

a)            The Company incurred the following expenses with directors and a company related by way of directors in common:

	2004	2003	2002

Deferred financing costs	$ 3,025	$ -	$ 22,279

Consulting fees	3,000	-	-

Legal fees	63,725	49,325	21,444

Exploration management and other expenditures on
resource properties	33,275	31,284	59,044

Share issue costs charged to capital stock	16,500	21,250	23,032

b)            At October 31, 2004, accounts payable and accrued liabilities included $67,888 (2003 - $1,546) due to officers of the Company and companies related by way of directors in common.

c)            During the year ended October 31, 2004, the Company recorded reimbursements of $77,701 (2003 - $112,303; 2002 - $154,643) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)            During the year ended October 31, 2004, the Company funded some general and administrative expenses for companies related by way of common directors.  At October 31, 2004, receivables included $125 (2003 - $223,575) due from these related companies.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

9.            RELATED PARTY TRANSACTIONS (cont’d….)

e)     During the year ended October 31, 2003, the Company received marketable securities with a value of $28,999 (2002 - $10,237) in settlement of $28,999 (2002 - $17,062) of receivables from a related party arising from office space rental (c) and general administrative expenses (d), resulting in a loss on settlement of receivables of $Nil (2002 - $6,285).

f)     During the year ended October 31, 2003, the Company loaned $200,000 to a publicly traded company related by way of common directors.  This loan was repaid during the same year.  The Company received interest income of $2,630 pursuant to the loan plus a bonus consisting of marketable securities of the publicly traded related company with a value of $40,000 which has also been recorded as interest income for the year ended October 31, 2003.

g)            During the year ended October 31, 2003, the Company issued 58,706 common shares, valued at $46,875, to the president of the Company as compensation for a reduction in remuneration.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.          INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2004	2003	2002
Statutory tax rate	35.6%	37.6%	39.6%
Loss for the year	$ (970,743)	$ (729,046)	$ (677,995)
Expected income tax recovery	$ 345,585	$ 274,267	$ 268,622
Tax deductible share issue costs	56,446	61,177	94,300
Items not deductible for tax purposes	(61,384)	(65,954)	(9,154)
Losses for which no tax benefit has been recognized	(340,647)	(269,490)	(353,768)
Total income tax recovery	$ -	$ -	$ -

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

8.            INCOME TAXES (cont’d…)

The significant components of the Company’s future income tax assets are as follows:

	2004	2003
Future income tax assets
Resource properties and equipment	$ 1,254,618	$ 1,252,333
Non-capital loss carry-forwards	2,557,763	2,432,289
Share issue costs	129,250	187,248
	3,941,631	3,871,870
Less: valuation allowance	(3,941,631)	(3,871,870)
	$ -	$ -

The Company has non-capital losses of approximately $7,180,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire through to 2014.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

Subject to certain restrictions, the Company has exploration and development expenditures available to reduce future taxable income in Canada and Papua New Guinea.  Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

11.          COMMITMENTS

a)            The Company is committed to make lease payments for the rental of office space as follows:

2005	$ 124,747
2006	127,080
2007	127,080
2008	74,130

The Company actively seeks to reduce its lease costs through recoveries from related companies (Note 9(c)).

b)            The Company is committed to certain exploration expenditures at the Lewis Property, as set out in Note 4.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

12.          SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada (Note 5).

13.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003	2002
Non-cash operating activities
Accrued wage expense settled with capital stock	$ -	$ (11,720)	$ (12,291)
Receivables settled with marketable securities	-	28,999	10,237
Accounts payable incurred for resource property expenditures	489,779	13,935	-
Accrued deferred financing costs applied against capital stock	-	(11,825)	-
	$ 489,779	$ 19,389	$ (2,054)
Non-cash financing activities
Exercise of stock options	$ (111,040)	$ -	$ -
Contributed surplus allocated to capital stock on exercise of options	111,040	-	-
Exercise of share purchase warrants	(107,503)	-	-
Contributed surplus allocated to capital stock on exercise of warrants	107,503	-	-
Shares issued to agent for corporate finance fee	31,250	-	-
Share issue costs incurred from corporate finance fee	(31,250)	-	-
Share purchase warrants issued to broker	41,321	150,659	-
Share issue costs incurrred with share purchase warrants	(41,321)	(150,659)	-
Deferred financing costs allocated to share issue costs	-	17,454	-
Share issue costs allocated from deferred financing costs	-	(17,454)	-
Capital stock issued for wage expense	-	46,875	63,436
Accrued deferred financing costs applied against capital stock	-	11,825	-
	$ -	$ 58,700	$ 63,436
Non-cash investing activities
Resource property expenditures settled with capital stock	$ -	$ (35,155)	$ (51,145)
Resource property expenditures incurred through accounts payable	(489,779)	(13,935)	-
Marketable securities received in settlement of receivables	-	(28,999)	(10,237)
	$ (489,779)	$ (78,089)	$ (61,382)

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

14.          FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

15.          SUBSEQUENT EVENTS

The following events occurred subsequent to October 31, 2004:

a)     The Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid with proceeds from the private placement (Note 15(b)).  The Company issued the lenders 36,924 common shares as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors.

b)     The Company completed a  brokered private placement of 3,655,100 units at a price of $0.65 per unit for gross proceeds of $2,375,815.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 warrants and on or before August 3, 2006 as to 2,599,100 warrants.  The agent received a cash commission of $178,186 representing 7.5% of the gross proceeds pursuant to this private placement.  The agent also received a broker’s warrant entitling the purchase of up to 397,332 shares of the Company with the same terms as described above (123,750 exercisable until June 9, 2009 and 270,612 exercisable until August 3, 2006), an administration fee of $7,500 and a corporate finance fee of 60,000 shares.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

16.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Loss for the year

	2004	2003	2002
Loss for the year - Canadian GAAP	$ (970,743)	$ (729,046)	$ (677,995)
Exploration expenditures and option fees expensed
under U.S. GAAP	(2,694,115)	(2,142,394)	(1,067,823)
Resource properties written off under U.S. GAAP	(9,612,905)	-	-
Loss for the year - U.S. GAAP	(13,277,763)	(2,871,440)	(1,745,818)
Holding gains (loss) on marketable securities	(188,000)	248,000	-
Comprehensive loss - U.S. GAAP	$ (13,465,763)	$ (2,623,440)	$ (1,745,818)
Basic and diluted loss per share - U.S. GAAP	$ (0.81)	$ (0.21)	$ (0.17)

Marketable securities

	2004	2003
Marketable securities - Canadian GAAP	$ 40,000	$ 40,000
Holding gains on marketable securities	60,000	248,000
Marketable securities - U.S. GAAP	$ 100,000	$ 288,000

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

16.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Resource properties

	2004	2003
Resource properties – Canadian GAAP	$ 45,965,284	$ 43,271,169
Cumulative exploration expenditures and option fees expensed	(36,352,379)	(33,658,264)
Resource properties written off under U.S. GAAP	(9,612,905)	-
Resource properties - U.S. GAAP	$ -	$ 9,612,905

Shareholders’ equity

	2004	2003
Shareholders’ equity – Canadian GAAP	$ 45,399,348	$ 44,138,131
Cumulative exploration expenditures and option fees expensed	(36,352,379)	(33,658,264)
Resource properties written off under U.S. GAAP	(9,612,905)	-
Holding gains on marketable securities	60,000	248,000
Shareholders’ equity (deficiency) - U.S. GAAP	$ (505,936)	$ 10,727,867

Cash flows

	2004	2003	2002
Cash flows from operating activities
Per Canadian GAAP	$ (462,769)	$ (742,097)	$ (642,297)
Expenditures on resource properties	(2,204,336)	(2,093,304)	(1,012,883)
Per U.S. GAAP	$ (2,667,105)	$ (2,835,401)	$ (1,655,180)
Cash flows from investing activities
Per Canadian GAAP	$ (2,210,088)	$ (2,072,092)	$ (1,013,181)
Expenditures on resource properties	2,204,336	2,093,304	1,012,883
Per U.S. GAAP	$ (5,752)	$ 21,212	$ (298)

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

16.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

a)            Resource properties

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties, along with any acquisition costs, are measured periodically for recoverability of carrying values.

For U.S. GAAP purposes, due to uncertainties related to expected future undiscounted cash flows, management has concluded that the carrying value of its long-lived asset, being resource property acquisition costs, had been impaired and, accordingly, wrote off the entire value of $9,612,905 to operations during the current fiscal year.

Under Canadian GAAP, enterprises in the exploration stage that do not have an objective basis for preparing cash flow projections are not obliged to conclude that the asset has been impaired.  Other factors for determining impairment of the Company’s resource properties, as described in Note 2, are considered.  Accordingly, the Company has not recorded an impairment under Canadian GAAP.

b)            Stock-based compensation

Under U.S. GAAP Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”), recommends, but does not require, companies establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected to account for stock-based compensation prospectively by using SFAS 123 and the transitional provisions permitted under SFAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure – and Amendment of FASB Statement No. 123” for the year ended October 31, 2004.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended October 31, 2003 and 2002, the Company elected to account for stock-based compensation by using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, new accounting and disclosure standards were introduced beginning with the fiscal year ended October 31, 2002 (Note 2).  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended October 31, 2004, 2003 and 2002.

MADISON MINERALS INC.

(formerly Madison Enterprises Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2004

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

d)    Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 are required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003.  The consolidation requirements for all other types of entities are required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian Standards

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

The CICA has issued CICA Handbook Section 3110 “Asset Retirement Obligation” which is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 24, 2005

     “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 24, 2005

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer