Form 20-F
period 2005-10-31
MADISON MINERALS INC
filed 2006-02-27
CIK 1038621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

October 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

The Exhibit Index is located on Page 76

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

______________________________________

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

21,833,179

Indicate by check mark whether the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___  No

X

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

  No ___

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ___  Accelerated filer ___ Non-accelerated filer   X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17

X

  Item 18 ____

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___  No

X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ___  No ___  Not Applicable  X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2005 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
Arsenopyrite

A tin-white or steel-gray orthorhombic mineral comprised of iron, arsenic and sulphur (FeAsS).  It commonly occurs in crystalline rocks as disseminations and within veins, often associated with lead and silver veins.  It is the principal ore of Arsenic.

Autochthonous	Rocks or materials which are presently located in their place of origin.
Bornite

A red-brown isometric mineral comprised of copper, iron and sulphur (Cu5FeS4).  Bornite readily tarnishes to iridescent blue or purple, often referred to as “peacock ore”.   It is an important Copper ore.

Breccia	A general term applied to rock formations consisting mainly of angular fragments hosted by a fine-grained matrix.
Calcareous	The term calcareous, when applied to a rock name, implies that as much as 50% of the rock is comprised of calcium carbonate (Ca CO3).
Chalcopyrite	A bright brass-yellow tetragonal mineral comprised of copper, iron and sulphur (CuFeS2). It commonly occurs as disseminations, veins and masses. It is the principal ore of Copper.
Chargeability

An electrical survey parameter identifying the conductive nature of geologic units subjected to an introduced electrical charge.  In geophysical survey methods, chargeability is most often a measure of sulphide content as well as differing geologic units.

Chert

A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz.  It displays a distinctive conchoidal fracture and occurs in a variety of colors.  The term flint is synonymous.

Coeval	A term applying to items having the same age or date of origin.
Colluvial	A general term applied to any loose, heterogenous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Comagmatic	Igneous rocks displaying a common set of chemical and mineralogical features. As such, they are regarded as having derived from the same parent magma.
Conglomerate

A coarse grained, clastic sedimentary rock composed of rounded to sub-angular fragments larger than 2 millimetres in diameter, within a fine grained matrix of sand or silt.  It is commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

Dilatant structure	An increase in bulk volume during deformation, caused by a change from close packed structure to open-packed structure, accompanied by an increase in the pore volume.
Diorite	A group of plutonic rocks intermediate in composition between acidic and basic.
Drilling within solids	Drilling within the 3D shape that defines the volumetric limits of a mineralised zone.
Dyke

A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks.  Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.

Epithermal

Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids within about 1 kilometre of the earth’s surface and in the temperature range of 50° -200° C, occurring mainly as veins.

Feasibility Study

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

Galena

A gray metallic mineral comprised of lead and sulphur (PbS).  It is distinguished by its, perfect cubic cleavage, relative softness and heaviness.   Galena occurs as disseminations, veins (often associated with silver) and occasionally masses.  It is the principal ore of Lead.

Gangue

The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process.  Gangue is not economically desirable material that is separated from the ore during the mine concentration process.

g/t	Grams per metric tonne.
GPS Surveying	Global Positioning System method of surveying.
Grade cutting	Grade cutting indicates that assay values in excess of a defined grade are reduced to that defined grade or upper limit.
Hydrothermal	Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.
Induced Polarization

A geophysical survey technique that measured various electrical properties.  This system introduces a strong electrical charge into the sub-surface and then measures its charging intensity and strength at various controlled stations over distance distribution.

Karst	A type of topography that is formed over limestone, dolomite, or gypsum by dissolution, and that is characterised by sinkholes, caves, and underground drainage.
Magmatism	Referring to the development and movement of magma, and its subsequent solidification into igneous rock.
Mesothermal	Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids at considerable depth and in the temperature range of 200° - 300° C.
Mineral Deposit or Mineralised Material

A mineralised body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

Mineralization	A natural aggregate of one or more metallic minerals.
Ounces	Troy ounces.
Plutonic	Pertaining to igneous rocks formed at great depths by crystallisation of magma or chemical alteration. These rocks are commonly coarse to medium grained and displaying a granitoid texture.
Pyrite

A very common yellow isometric mineral comprised of iron and sulphur (FeS2) that displays a brilliant metallic lustre and an absence of cleavage.  It is the most common, widespread and abundant of the sulphide minerals, and occurs in all rock types in various forms.

Pyrrhotite

A common red-brown to bronze pseudohexagonal mineral comprised of iron and sulphur (Fe1-xS).  This mineral is darker and softer than pyrite.  Some forms are magnetic.  It commonly occurs as masses with pentlandite (a nickel ore) and may contain considerable nickel, in such cases mined as a nickel ore.

Quartzite	A granoblastic metamorphic rock consisting predominantly of quartz, formed by the recrystallisation of sandstone through the action of regional or thermal metamorphic action.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Resistivity

An electrical survey parameter identifying the resistive nature of geologic units subjected to an introduced electrical charge.  In geophysical survey methods, resistivity identifies variations in alteration, structure and geology.

Roscoelite	A vanadium rich mica mineral.
Sinkholes	A circular depression in a karst area. Its drainage is subterranean.
Skarn

Rocks primarily composed of lime-bearing silicates derived from nearly pure limestones and dolomites that have been significantly altered during the introduction of large amounts of iron, aluminium, silica and magnesium, most often related directly to plutonic and magmatic events.  This compositional and chemical change is often associated with the emplacement and concentration of metallic minerals as well, creating skarn deposits.

Sphalerite

A yellow, brown or black isometric mineral comprised of zinc, iron and sulphur (Zn, Fe, and S) and is most distinguished by its resinous to adamantine lustre and distinctive cleavage.  It occurs as disseminations, veins and masses.  Sphalerite is one of the most common Zinc ores.

Stibnite	A lead gray mineral comprised of antimony and sulphur (Sb2S3) which has a brilliant metallic lustre and perfect cleavage. It is the principal ore of Antimony.
Stratigraphy

The science of studying rock strata, concerning the characteristics and attributes of rock strata formation.  This includes interpretation in terms of origin and geologic history.  All classes of rocks, consolidated or unconsolidated, fall within the general scope of stratigraphy.  It is also the arrangement of strata (layered rocks) relative to geographic position and chronological order of sequence.

Tenement

Refers to an area of land held under the Papua New Guinea Mining Act 1992 as an exploration licence; special mining lease; mining lease; alluvial mining lease; lease for mining purposes; or mining easement.

Tetrahedrite

A metallic isometric mineral comprised of copper, iron, antimony and sulphur ((Cu,Fe)12Sb4S13).  It often contains silver or other metals partially replacing copper in its make-up.  It is an important Copper and Silver ore.

Thrust Faults

A structural displacement (fault) displaying a dip angle of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upwards relative to the foot wall.   Horizontal compression rather than vertical displacement is the characteristic feature.

Tonne	A metric ton (2,204 pounds).
Turbidites

Turbidites are sediments deposited from a turbidity current (A density current commonly occurring as a bottom-flowing movement that stirs up sediment creating the density difference with the overlying undisturbed water).  The deposits are characterised by graded bedding, moderate sorting and well-developed primary structures, including lamination.

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

Results for the periods ended October 31, 2005 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31
		2005	2004	2003	2002	2001

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($45,694,375)	($970,743)	($729,046)	($677,995)	($3,089,812)
	Per Share¹	($2.25)	($0.06)	($0.05)	($0.07)	($0.34)
(c)	Total assets	$2,752,148	$46,127,849	$44,267,125	$41,586,554	$41,372,266
(d)	Total long-term debt	$0	$0	$0	$0
(e)	Capital stock	$60,528,028	$58,131,339	$55,882,956	$52,787,448	$51,916,544
(f)	Total shareholder equity (deficiency)	$2,397,212	$45,399,348	$44,138,131	$41,462,157	$41,239,117
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the year
	Total	($45,694,375)	($970,743)	($729,046)	($677,995)	($3,089,812)
	Per Share¹	($2.25)	($0.06)	($0.05)	($0.07)	($0.34)

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

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($2,353,321)	($13,277,763)	($2,871,440)	($1,745,818)	($2,679,876)
	Per Share¹	($0.12)	($0.81)	($0.21)	($0.17)	($0.30)
(c)	Total assets	$127,918	$222,565	$10,856,861	$10,070,684	$10,924,219
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$60,528,028	$58,131,339	$55,882,956	$52,787,448	$51,916,544
(f)	Total shareholder equity (deficiency)	($227,018)	($505,936)	$10,727,867	$9,946,287	$10,791,070
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the year
	Total	($2,353,321)	($13,277,763)	($2,871,440)	($1,745,818)	($2,679,876)
	Per Share¹	($0.12)	($0.81)	($0.21)	($0.17)	($0.30)

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

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On February 22, 2006, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1482.

The following table sets out the high and low exchange rates for each of the last six months.

	2006		2005
	January	December	November	October	September	August
High for period	1.1794	1.1754	1.1977	1.1923	1.1936	1.2243
Low for period	1.1372	1.1427	1.1642	1.1629	1.1588	1.1836

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2005	2004	2003	2002	2001
Average for the period	1.2135	1.3149	1.4377	1.5715	1.5406

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

Exploration Risks

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves.  The Company's property interests are in the exploration stage only and are without a known body of commercial ore.  Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

In particular, at the Mt. Kare Property in Papua New Guinea, there has been a complicated series of title disputes and litigation in recent years, which has in the past affected orderly exploration of the property. There can be no assurance that additional title disputes will not arise and in such event the Company's ability to explore and exploit the Mt. Kare Property could be adversely affected by factors unrelated to the geological potential of the property.  (For further detail, see “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title”).

Under the terms of EL 1093, the exploration licence which comprises the Mt. Kare Property, the Government of Papua New Guinea may, at any time prior to commencement of mining, purchase up to a 30% equity interest in any mineral discovery on the property which would cause dilution of the Company's interest in this property on a pro-rata basis.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

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

The Company presently has sufficient financial resources to undertake only a portion of its share of the cost of the next phase of exploration on its Lewis Property for the coming year and will require additional financing if it is to complete the planned program.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2005 was $59,916,753.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company’s potential mining and processing operations and exploration activities are subject to various federal and state or provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

The Company and its officers and all but one of its directors are residents of countries other than the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

                 The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.  Its telephone number is 604-331-8772.

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

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement (collectively the “Longview Agreement”) between the Company, Madison Enterprises (BVI) Inc. (“MBVI”), Madison Enterprises (PNG) Ltd. (“MPNG”) and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview can acquire interests in the Mt. Kare Property on the following terms:

(a)

Longview will complete and deliver to the Company a preliminary feasibility study by January 4, 2007, provided however, that Longview must, by August 31, 2006, have made significant progress in the preparation of such preliminary feasibility study;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above and made the payments referred to in paragraph (c) below, Longview will have acquired 49% of the shares of MPNG, the holder of the Mt. Kare Property, and shall be entitled to elect a majority of the directors of MPNG;

(c)

Longview will pay the Company $100,000 on or before each of the following dates:

(i)

October 11, 2005 (received);

(ii)

January 1, 2006 (received);

(iii)

April 1, 2006;

(iv)

July 1, 2006;

(v)

October 1, 2006;

(d)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Longview delivers a bankable final feasibility study through representation on a management committee;

(e)

Following the delivery of a preliminary feasibility study, Longview will have the right to acquire a further 2% interest in MPNG by paying a further $500,000 on or before February 15, 2007;

(f)

Upon having acquired a 51% interest in MPNG, Longview can elect to complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study and on completion and delivery to the Company of a bankable Final Feasibility Study, Longview will have acquired a further 14% of the shares of MPNG, for an aggregate ownership interest of 65%;

(g)

Upon having acquired a 51% interest in MPNG or upon having delivered a bankable Final Feasibility Study in accordance with paragraph (f) above, Longview will have sole and exclusive option to acquire the remaining shares of MPNG owned by MBVI on the following terms and conditions:

(i)

Longview and the Company shall use their best efforts to agree on and appoint a qualified person (as that term is defined in National Instrument 43-101) to value, at Longview’s cost, the remaining shares of MPNG owned by MBVI;

(ii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person, Longview may unilaterally appoint the qualified person, provided Longview has delivered the bankable Final Feasibility Study in accordance with paragraph (f) above;

(iii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person and Longview has not delivered the bankable Final Feasibility Study in accordance with paragraph (f) above, it shall complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study, whereupon it may unilaterally appoint the qualified person to value, at Longview’s cost, the remaining shares of MPNG owned by MBVI;

(iv)

Upon the qualified person having been appointed, he must complete and deliver the valuation to the parties within thirty days of his appointment, whereupon Longview may acquire, within thirty days following the delivery of the valuation, the remaining shares of MPNG owned by MBVI by paying to MBVI consideration equal to the valuation as determined by the qualified person either in cash or, if Longview is a public company whose shares trade on a recognised stock exchange in North America, in shares of Longview based on the 30 day volume weighted average price of Longview’s shares for the twenty trading days prior to Longview exercising its option to acquire the remaining shares of MPNG owned by MBVI, or any combination of cash and shares of Longview

(h)

If Longview elects not to acquire the remaining shares of MPNG owned by MBVI, Longview and the Company will use their best efforts to negotiate and settle the terms of an agreement to associate as a single purpose joint venture for the development of the Mt. Kare Property on terms which are generally standard in the North American mining industry, including the requirement that the parties will bear all future costs associated with the exploration and development of the Mt. Kare Property on a pro rata basis, or be subject to dilution.

Longview Investment also purchased 800,000 units of the Company at a price of $0.25 per unit, each unit comprised of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share until July 5, 2006.  In October 2005, Longview granted to Buffalo Gold Ltd., a Canadian public company related by a director in common, an option to acquire all of its interest in the Longview agreement.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.  As at October 31, 2005, the Company had spent $45,322,341 on capital expenditures including the exploration of the Mt. Kare Property, however, this amount was written down to $500,000 due to the uncertainty of the recoverability of the historical carrying value of the property.

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of Lewis.  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option.  The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years.

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company could acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company had an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000 and have been paid) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. As at October 31, 2005, the Company had spent $1,756,274 on exploration of the Lewis Property and subsequently made all payments due under the Lewis Agreement to December 31, 2006, thereby acquiring a 60% interest in the Lewis Agreement and the Company and GAM have formed a 60/40 joint venture for further exploration and development of the Lewis Property.

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

Prior to 1993, the Company was engaged in the exploration of mineral properties that were subsequently abandoned and written off.  From mid-1993 to mid-1996, the Company was primarily focussed on the exploration of its Belencillo Property in the Republic of Panama.  Since mid-1996, the Company has been primarily focussed on the exploration of its Mt. Kare Property in the Independent State of Papua New Guinea.  In 2002, the Company began exploring the Lewis Property in Nevada.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

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

C.

Organisational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 10, 2006:

Madison Minerals Inc. (Incorporated in B.C.)

Madison Enterprises (Latin American), S.A 100% (Incorporated in Panama)	Madison Enterprises (BVI) Inc. 100% (Incorporated in the British Virgin Islands)	Madison Enterprises (Nevada) Inc. 100% (Incorporated in Nevada)

Belencillo Property Panama 31.12%	Madison Enterprises (PNG) Ltd. 100%* (Incorporated in Papua New Guinea)	Lewis Property Nevada 60%

Frontier Mining & Exploration Limited 100% (Incorporated in Papua New Guinea)	Mt. Kare Property PNG 100%	Oakland Limited 100% (Incorporated in Papua New Guinea)

Matu Mining Limited 66.67% (Incorporated in Papua New Guinea)		Matu Mining Limited 33.33% (Incorporated in Papua New Guinea)

*

Subject to the right of Longview Capital Partners Limited to acquire up to a 100% interest in Madison Enterprises (PNG) Ltd.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.

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

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement (collectively the “Longview Agreement”) between the Company, MBVI, MPNG and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview can acquire interests in the Mt. Kare Property on the following terms:

(a)

Longview will complete and deliver to the Company a preliminary feasibility study by January 4, 2007, provided however, that Longview must, by August 31, 2006, have made significant progress in the preparation of such preliminary feasibility study;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above and made the payments referred to in paragraph (c) below, Longview will have acquired 49% of the shares of MPNG, and shall be entitled to elect a majority of the directors of MPNG;

(c)

Longview will pay the Company $100,000 on or before each of the following dates:

(i)

October 11, 2005 (received);

(ii)

January 1, 2006 (received);

(iii)

April 1, 2006;

(iv)

July 1, 2006;

(v)

October 1, 2006

(d)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Longview delivers a bankable final feasibility study through representation on a management committee;

(e)

Following the delivery of a preliminary feasibility study, Longview will have the right to acquire a further 2% interest in MPNG by paying a further $500,000 on or before February 15, 2007;

(f)

Upon having acquired a 51% interest in MPNG, Longview can elect to complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study and on completion and delivery to the Company of a bankable Final Feasibility Study, Longview will have acquired a further 14% of the shares of MPNG, for an aggregate ownership interest of 65%;

(g)

Upon having acquired a 51% interest in MPNG or upon having delivered a bankable Final Feasibility Study in accordance with paragraph (f) above, Longview will have sole and exclusive option to acquire the remaining shares of MPNG owned by MBVI on the following terms and conditions:

(i)

Longview and the Company shall use their best efforts to agree on and appoint a qualified person (as that term is defined in National Instrument 43-101) to value, at Longview’s cost, the remaining shares of MPNG owned by MBVI;

(ii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person, Longview may unilaterally appoint the qualified person, provided Longview has delivered the bankable Final Feasibility Study in accordance with paragraph (f) above;

(iii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person and Longview has not delivered the bankable Final Feasibility Study in accordance with paragraph (f) above, it shall complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study, whereupon it may unilaterally appoint the qualified person to value, at Longview’s cost, the remaining shares of MPNG owned by MBVI;

(iv)

Upon the qualified person having been appointed, he must complete and deliver the valuation to the parties within thirty days of his appointment, whereupon Longview may acquire, within thirty days following the delivery of the valuation, the remaining shares of MPNG owned by MBVI by paying to MBVI consideration equal to the valuation as determined by the qualified person either in cash or, if Longview is a public company whose shares trade on a recognised stock exchange in North America, in shares of Longview based on the 30 day volume weighted average price of Longview’s shares for the twenty trading days prior to Longview exercising its option to acquire the remaining shares of MPNG owned by MBVI, or any combination of cash and shares of Longview;

(h)

If Longview elects not to acquire the remaining shares of MPNG owned by MBVI, Longview and the Company will use their best efforts to negotiate and settle the terms of an agreement to associate as a single purpose joint venture for the development of the Mt. Kare Property on terms which are generally standard in the North American mining industry, including the requirement that the parties will bear all future costs associated with the exploration and development of the Mt. Kare Property on a pro rata basis, or be subject to dilution.

Longview Investment also purchased 800,000 units of the Company at a price of $0.25 per unit, each unit comprised of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share until July 5, 2006.  In October 2005, Longview granted to Buffalo Gold Ltd., a Canadian public company related by a director in common, an option to acquire all of its interest in the Longview agreement.

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

The project is located in subdued hills at an elevation ranging from 2,600 m to 3,225 m above sea level.  The area is drained by the Ere River which flows to the southwest, and the Pagubiea and Yamberei Rivers which flow towards the north.  However, karsted areas of limestone cover are characterised by internal drainage into sinkholes.

Plant and Equipment

At present, there is no hardrock mining equipment on the Mt. Kare Property.  A fifty-man exploration camp has been constructed to house personnel working on the diamond drilling and surface exploration programs.

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

The first significant exploration work conducted on the Mt. Kare Property was by CRA Exploration Pty. Ltd. (“CRA”) of Australia.  Preliminary regional reconnaissance geochemical exploration by CRA in 1986 located an area of drainage samples with anomalous gold from the upper Ere River.  In 1987, follow-up detailed drainage sampling outlined the Mt. Kare prospect area.  Anomalous float/rock samples and visible gold in pans led to a ridge and spur soil sampling program together with limited trenching.  From early 1988 to the middle of 1990, CRA carried out various programs that included trenching, geological mapping, geophysical surveying, sampling, petrological studies, diamond drilling and an evaluation of alluvial gold resources.

Between 1989 and 1990, the Mt. Kare Property was the subject of an alluvial and colluvial gold rush.  At the peak of the rush, as many as 10,000 alluvial and colluvial miners may have been working on the property now covered by EL1093. All of the alluvial and colluvial gold recovered was by primitive manual methods using shovels and gold pans.  An estimated 800 people are presently still actively mining the alluvial and colluvial deposits on a small-scale basis on the area covered by EL1093.  During 1990, CRA and local landowners reached an agreement to form a joint company to exploit the alluvial gold at Mt. Kare.  The landowners formed KDC and, together with CRA, applied for and received SML 1 that covers part of the area covered by EL 1093.

Work carried out by CRA on the Mt. Kare Property between December 1990 and December 1991 included: detailed 1:2,000 geological mapping, photo-interpretation, detailed ground magnetics and induced polarisation/resistivity surveys, extension of the wacker bedrock sampling grid and a further 13 diamond drillholes (for a total of 8,624 metres of diamond drilling in 32 drillholes by CRA).

Mechanised alluvial mining at Mt. Kare commenced on SML 1 in early 1991 under CRA operatorship and continued until August 1991 when the CRA exploration camp at Mt. Kare was destroyed by discontented local landowners and alluvial miners.  All hardrock exploration was halted shortly after August 25, 1991 when the exploration licence held by CRA lapsed.  The exploration licence was subsequently renewed in late 1991, however no further CRA field work took place at Mt. Kare and CRA elected not to renew the exploration licence when it expired in September 1993.

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

The Company’s early exploration work at Mt. Kare was largely concentrated in the area of a 1.6 km by 1.2 km multi-element geochemical anomaly referred to as the “Main Zone”, portions of which had been drill tested by CRA.  Much of the Company’s initial drill program focussed on systematically drilling off the Western Roscoelite Zone that lies along the western edge of the Main Zone geochemical anomaly.  This area represents a significant extension to mineralization previously defined by CRA.  In addition to the main carbonate/base metal/gold mineralization in this area, several intersections of epithermal quartz-roscoelite-gold mineralization were returned.

Several holes in the first phases of drilling were also targeted at the “Black Zone” mineralization which is a separate, north to northeast trending zone located 500 meters east of the Main Zone.

During the period September 1997 to December 1998 the Company continued its ongoing exploration work on the Mt. Kare Property which included diamond drilling of 96 holes totalling 18,883 metres; trenching and chip sampling (47 trenches totalling 7.4 km); surveying of baselines and drillhole locations by a registered land surveyor; GPS surveying of ongoing exploration activities; geological mapping over a 2.5 x 2.0 km area; and auger soil geochemical sampling (5312 samples on 148 km of gridlines).

In 1998, the Company commissioned the independent engineering firm of Watts, Griffis and McOuat (“WGM”) to prepare an independent estimate (the “Estimate”) of the grade and volume of mineralised material for the Mt. Kare Property which incorporated all drill data available as of September 10, 1998.  In addition, WGM completed a project audit.  WGM employed 3-D block modelling to estimate the Mt. Kare gold and silver mineralised material with and without the cutting of high-grade gold assays to 30 g/t gold.  The Estimate was completed in November 1998.  In December 1999 the Company commissioned WGM to produce an update to the Estimate (the “Update”) to include the 216 holes drilled to the end of 1999 by the Company, in addition to the 32 holes drilled on the property by CRA.  Using similar methodology to the Estimate, WGM employed 3-D block modelling to estimate the Mt. Kare gold and silver mineralised material with and without the cutting of high grade gold assays to 30 g/t gold.  The Update was completed in February 2000.

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

Three phases of diamond drilling were carried out in April, July and November of the year 2000.  During the year a total of 2,187 metres of drilling was completed in 20 holes.  Drill holes tested targets in the Pinuni Creek area, the Black Zone North and South Extensions, the C9 Zone and both extensions of the high-grade structures within the Western Roscoelite zone.  A small program of surface exploration was completed at the same time.

The Main Zone geochemical anomaly is currently understood to consist of four zones of mineralization: the Western Roscoelite, Central, C9 and Black Zones.  The full extent of mineralization within the currently explored zones has not been drill-tested at this time.  The Black Zone, C9 Zone and Western Roscoelite Zone exhibit good continuity that, in the presence of the widespread Mt. Kare intrusive complex as a dynamic force associated with mineralization, should translate into recurring mineralization along strike.  The steeply dipping C9 Zone, possibly formed within a deeply rooted extensional shear and associated with shear-hosted intrusions, may have potential at depth for higher grading ore.  Its potential as a feeder-like structure is also important in this regard.  The Central Zone, being relatively shallow and sub-horizontal, may have limited potential for additional economically interesting mineralization.

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

The northern extension of the Black Zone was drill tested in the latest phase of drilling at a point 220 meters north of previous drilling in the area and resulted in the discovery of gold mineralization in an area now known as the Realgar Zone.  This zone is open to the north along a north-northeast trending structure that intersects the east-northeast trending Pinuni Creek structure in the area of the Red Hill intrusive.

Situated about one kilometre south and along strike from the Western Roscoelite Zone, is the Lower Maratani target.  The current exploration target covers an area trending approximately north south and measuring 800 metres long by 200 metres wide.  The main area of exploration interest is defined by soil sampling and trenching.  Like the Western Roscoelite Zone, the mineralization is associated with pyrite and base metals.  Geochemical gold anomalies, together with base metal and manganese anomalies, indicate a high probability for a style of mineralization similar to the Western Roscoelite Zone.  Four diamond drill holes completed within the Lower Maratani target in 1998 returned anomalous results.

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

As of March 1, 2004 the Company had completed 235 diamond drill holes totalling 36,787 metres.  In addition, the Company’s exploration has included airborne geophysical surveying (magnetometer and radiometric), ground geophysics (magnetometer and VLF), hand augured soil geochemical sampling, geological mapping, trenching and bedrock sampling.  This exploration identified additional soil geochemical gold anomalies, enlarged the magnetometer anomaly associated with the mineralization at Mt. Kare, and extended known mineralised zones. The work also clarified some of the geological controls on the Mt. Kare mineralization.  Exploration to date has shown excellent continuity of grade and thickness of mineralization between the three main mineralised zones: the Black Zone, the Western Roscoelite Zone, and the C9 Zone and that they are still open to expansion.  Diamond drilling in the fall of 1998 expanded the Black Zone and tested the discovery of a new style of limestone-hosted mineralization in the Black Zone South Extension over a 110 metre strike extent of the kilometre long target.  Gold, silver and base metal mineralization, typical of the main Black Zone target, was also encountered.  Deeper drilling in this area encountered strong pyrite mineralization.  Drilling results obtained from five drill holes completed in 2004 provided additional encouragement for extending the known mineralization both laterally and to depth.  All five holes targeted geophysical anomalies and all five holes explained the anomalies either partially or entirely.

Through its exploration at Mt. Kare, the Company has demonstrated three-dimensional continuity of mineralization.  Exploration on the Mt. Kare Property is ongoing.

During 1999, metallurgical testing on 675 kilograms of drill core from the Mt. Kare deposit was conducted by the Project Development Division Research Centre of Placer Dome Inc. in Vancouver on behalf of the Company.  Phase one results showed gold recoveries, after pressure oxidation, of 90.0% to 95.5%.

Exploration - Recent Results

During the fiscal year ending October 31, 2005, the Company completed a systematic prospecting and trenching program at Mt. Kare.  This field evaluation program was designed as a follow-up screening method of the numerous geophysical anomalies identified within and adjacent to the resource area during the 2004 Induced Polarization survey.

The prospecting and trenching activities included structural and lithologic mapping and extensive sampling of all favourable zones within the trenches.  Favourable zones of alteration and mineralization were often associated with breccias, intrusives and bleached sediments correlative with the geophysical anomalies.  A total of 24 trenches comprising approximately 1,400 metres of excavation were completed during this period.

As of October 31, 2005, the Company has completed 240 diamond drill holes totalling 37,958.3 metres since initiating exploration at Mt. Kare in 1996.

Regional and Local Geology

Papua New Guinea forms part of an island arc; it is located in an area where plates of the earth's crust have interacted in recent geological times. The Mt. Kare Property occurs at a point where large scale northwest-southeast structures running parallel to the island arc are intersected by the northeast-southwest trending Porgera Transfer Structure, a very important regional feature controlling gold mineralization in this area.  The intersection of these two major structures has produced a conduit from the upper mantle along which mineralised magmas have risen. The Mt. Kare Property covers a 12 kilometre strike length of the Porgera Transfer Structure.

At Mt. Kare property, epithermal gold mineralization is genetically related to a mafic intrusive complex that was emplaced within the Porgera Transfer Structure.  The emplacement of these intrusives at Mt. Kare produced zones of brecciation and shattered rock providing a plumbing network through which mineralised fluids have circulated and deposited gold.  Mafic intrusive rocks of the unique age and composition of those at Mt. Kare are not known to occur anywhere in Papua New Guinea other than within the Porgera Transfer Structure.

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

Proposed Exploration

The Company has no plans to conduct any further exploration on its Mt. Kare Property at the present time as all proposed work is to be carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in MPNG, the holder of the Mt. Kare Property.  The Company has been advised by Buffalo that this proposed work is expected to be comprised of the preparation of a pre-feasibility study on the existing resources; an investigation of the potential for increasing the resource base by extending the known ore zones both along the strike and down dip; the evaluation and exploration of other known targets that exist on the property that have yet to be investigated and measured and a re-evaluation and assessment of the regional potential.

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

Papua New Guinea is not without problems.  In recent years, there have been “law and order” or security concerns, particularly in the cities and parts of the highlands.  In undertaking mineral exploration in Papua New Guinea, it is considered essential to co-ordinate continually with local landowners in planning the early stages of exploration through to potential mine development.  (See “Item 3 - Key Information  - D. Risk Factors - Papua New Guinea Political Risks”).

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

Papua New Guinea has a system of currency exchange controls, which is administered by the Bank of Papua New Guinea as the Central Bank under the Central Banking (Foreign Exchange and Gold) Regulation and the Exchange Control Notices issued thereunder (the “Foreign Exchange Regulations”).

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

In order to do any of these things, a resident of Papua New Guinea needs currency exchange control authority.  Such authority can be obtained from the Central Bank or, in many instances, from one of the commercial banks operating in Papua New Guinea, all of which have been appointed as authorized dealers under the Foreign Exchange Regulations with delegated authority to authorise transactions within certain limits.

The Foreign Exchange Regulations describe but do not define who are considered to be residents of Papua New Guinea for exchange control purposes.  For companies, those which are locally incorporated or which are foreign companies actively operating in Papua New Guinea on a branch basis are regarded as residents.  However, with a foreign company, it is the local branch as distinct from the overseas head office that is treated as a resident.  The Company has a Papua New Guinea subsidiary for carrying out its activities in the country.

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

Following its most recent renewal, the area of EL 1093 remains at 65 sub-blocks, the Minister for Mining and Petroleum having waived the requirement for relinquishment of one-half of the area of the licence upon renewal.  Minimum expenditure commitments under an EL are K300 per sub-block per year in the first two-year term of an EL, K700 per sub-block per year in the second two-year term of an EL and K300 per sub-block per year in each subsequent term of an EL.  One kina is approximately equal to Cdn.$0.40 and there are approximately 3.4 square kilometres in each sub-block.

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

Environment

Protection of the environment of Papua New Guinea is regulated by specific environmental legislation that is administered by the Department of the Environment and Conservation.  All mine developments require an approved environmental plan prepared in accordance with the Environmental Planning Act. Licenses may also be required under the Environmental Contaminants Act.

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

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company could acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company had an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000 and have been paid) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. As at October 31, 2005, the Company had spent $1,756,274 on exploration of the Lewis Property and subsequently made all payments due under the Lewis Agreement to December 31, 2006, thereby acquiring a 60% interest in the Lewis Agreement and the Company and GAM have formed a 60/40 joint venture for further exploration and development of the Lewis Property.

Location, Access & Physiography

The Lewis Property consists of a contiguous group of 361 unpatented and 8 patented mining claims comprising approximately 2,225 hectares.  It is located within T. 31 N., R. 43 E.  Sections 2-5, 8-11, 15-16 and 20-21 and, T. 32 N., R. 43 E.  Sections 32 and 34 Battle Mountain Mining District, Lander County, Nevada.  The Lewis Property is situated approximately 19 kilometres southwest of the town of Battle Mountain, Nevada, the nearest population centre.  Access to the Lewis Property is excellent with year round four-wheel-drive vehicle the preferred method.  Travelling 15 kilometres south from Battle Mountain on State Highway 305 and then west for an additional 8 kilometres along the improved gravel and dirt-based Galena Canyon road allows access to the central portion of the property.  A series of drill roads provides adequate access to many other parts of the Lewis Property.

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

The complex Paleozoic structural history is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures.  Northwest-trending structures are commonly granodiorite dykes and broad folds.  North-trending normal faults are common throughout the district.  Some are pre-Eocene in age, probably reflecting the onset of Basin and Range extensional tectonics.  Locally they controlled the emplacement of intrusives and hydrothermal fluids as for example the Virgin Fault at Copper Canyon (Theodore & Blake, 1975).  Other north-trending faults, such as the range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Midas trend in this part of north central Nevada.

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

Exploration History

Mining in the Battle Mountain mining district dates back to 1863 when silver was discovered in Galena Canyon in the south-central part of the district.  Discoveries of copper and silver in the vicinity of Copper Canyon in 1864 led to the formation of the Battle Mountain mining district in 1866.  The Central Pacific Railroad came through in 1869 and aided in the development of the area.  Several small mills and smelting works were soon in operation at Galena Canyon and thirty small near surface oxidised and enriched ore bodies by 1885, and the district was quiet until 1909 when gold was discovered at Bannock near the present-day access to Copper Canyon.

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

The drilling successfully met its objectives and encountered mineralization in all of the holes.  Compilation and interpretation of previous drilling results and the Company’s recently obtained drilling results, confirms that the mineralising system at the Fortitude deposit (the Virgin Structural Zone) continues on to the Lewis Property for considerable distance.   These results also suggest that the Virgin Structural Zone is open to expansion in every direction.

Through 2003, the Company continued to focus its exploration on the Virgin Structural Zone.  The Company carried out preliminary structural mapping, geochemical and geophysical (9 line km MT-IP) surveying and drilled 24 holes totalling 18,050 feet on the Virgin Structural Zone for a cumulative total of 33 holes totalling 23,885 feet.

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

During the fiscal year ending October 31, 2005, the Company did not undertake any additional field exploration at the Lewis Property, but does intend to carry out further exploration in the coming year.

Proposed Exploration

The Company intends to undertake a further drilling exploration program at both the Virgin Structural Zone and the sub-parallel Buena Vista Structural Zone targets.

The initial phase of the 2006 drilling program is planned to include 22,000 feet of reverse circulation drilling in 40 drill holes.  The Company estimates that the foregoing will cost approximately USD$750,000.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2005, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  The Company’s future mineral exploration and potential mining activities in Papua New Guinea may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at October 31, 2005, the Company had incurred $45,272,341 in the acquisition and exploration of its Mt. Kare Property in Papua New Guinea, however, this amount was written down to $500,000 due to the uncertainty of the recoverability of the historical carrying value of the property as a result of having optioned the property during the year.

During the fiscal year ended October 31, 2005, the Company incurred exploration expenditures of $1,341,373 on the Mt. Kare Property as a result of trenching, mapping and sampling undertaken by the Company. The most significant components were camp and community relations costs of $209,845 and $391,209, respectively.  Community relations costs were lower than the previous year due to costs associated with the renewal process for the Company’s exploration license in the previous period.  Other significant components were costs of contractors and geological staff of $209,096, drilling costs of $3,499, land and legal costs of $179,641, helicopter support costs of $164,024 and assay costs of $51,593.  The Company has no plans to conduct any further exploration on its Mt. Kare Property at the present time as all proposed work is to be carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in MPNG, the holder of the Mt. Kare Property.  The Company has been advised by Buffalo that this proposed work is expected to be comprised of the preparation of a pre-feasibility study on the existing resources; an investigation of the potential for increasing the resource base by extending the known ore zones both along the strike and down dip; the evaluation and exploration of other known targets that exist on the property that have yet to be investigated and measured and a re-evaluation and assessment of the regional potential.

As at October 31, 2005, the Company had incurred $1,756,274 in exploration of its Lewis Property in the State of Nevada.  During the fiscal year ended October 31, 2005, the Company incurred exploration expenditures of $139,914 on the Lewis Property, comprised of camp costs of $6,841, contractors and geologic staff costs of $28,739, land and legal costs of $5,256, option fees of $96,939 and travel and accommodation costs of $2,139.  During the fiscal year ended October 31, 2005, the Company did not undertake any additional field exploration.

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

Fiscal Year Ended October 31, 2005 Compared to Fiscal Year Ended October 31, 2004

During the fiscal year ended October 31, 2005, the Company recorded interest income of $3,674, a foreign exchange gain of $11,632, a gain on the sale of marketable securities of $785 and a write-down of resource property of $44,772,341.  During the fiscal year ended October 31, 2004, the Company recorded interest income of $9,258 and a foreign exchange loss of $5,352.

Expenses for the fiscal year ended October 31, 2005 were $938,125, down slightly from $974,649 for the fiscal year ended October 31, 2004.  In this regard, consulting fees decreased by $36,454, legal fees decreased by $21,927 and public relations costs decreased by $18,196 as a result of decreased financing activity during the year.  In addition, net office and rent decreased by $64,903 and wages decreased by $43,627 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.  These decreases were offset by increases in interest charges and loan bonus due primarily to loan bonus shares valued at $27,693, stock-based compensation due to incentive stock options granted during the year and travel costs, which rose by $30,991, $90,984 and $34,323, respectively from the previous fiscal year.

The net loss for the fiscal year ended October 31, 2005 was $45,694,375 or $2.25 per share as compared with a net loss for the fiscal year ended October 31, 2004 of $970,743 or $0.06 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2006.

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

At October 31, 2005, the Company had a working capital deficiency of $268,956.  Subsequent to the end of the fiscal year ended October 31, 2005, the Company carried out a private placement to generate gross proceeds of $1,400,000 which management believes will be sufficient to meet the Company’s general and administrative expenses and a portion of its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

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

October 31, 2005 Compared to October 31, 2004

At October 31, 2005, the Company's current assets totalled $85,980 compared to $119,613 at October 31, 2004.  The decrease is attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property and general and administrative expenses.  During the same period, total liabilities decreased to $354,936 from $728,501.   As a result of these same factors, the Company had a working capital deficiency of $268,956 at October 31, 2005 as compared with a working capital deficiency of $608,888 at October 31, 2004.  The Company had no long-term debt at either October 31, 2005 or October 31, 2004.

At October 31, 2005, the Company had total assets of $2,752,148 as compared with $46,127,849 at October 31, 2004.  This decrease is due to a write-down of the Mt. Kare Property to $500,000 during the year due to the uncertainty of the recoverability of the historical carrying value of the property.

Share capital as at October 31, 2005 was $60,528,028, up from $58,131,339 as at October 31, 2004 due to the issuance of share capital.  During the fiscal year ended October 31, 2005, the Company issued 3,655,100 common shares at a price of $0.65 per share pursuant to a brokered private placement to generate net cash proceeds of $2,171,200, 800,000 common shares at a price of $0.25 per share pursuant to a non-brokered private placement to generate net cash proceeds of $200,000, 36,924 shares recorded at a value of  $27,693 as a loan bonus, 156,839 shares recorded at a value of  $41,563 to pay accrued wages and 60,000 shares recorded at a value of  $39,000 as a corporate finance fee in connection with the brokered private placement.

The Company's largest cash outflow in the fiscal years ended October 31, 2005 and October 31, 2004 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2005, the Company incurred property expenditures of $1,481,287, compared to $2,694,115 during the fiscal year ended October 31, 2004.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

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

October 31, 2003 Compared to October 31, 2002

At October 31, 2003, the Company's current assets totalled $950,364 compared to $368,397 at October 31, 2002.  The increase is primarily attributable to the sale of share capital.  During the same period, total liabilities increased slightly to $128,994 from $124,397.   As a result of these same factors, working capital was $821,370 at October 31, 2003 as compared with working capital of $244,000 at October 31, 2002.  The Company had no long-term debt at either October 31, 2003 or October 31, 2002.

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

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended October 31, 2005, 2004 and 2003 would have been decreased by $43,341,054 and increased by $12,307,020 and $2,142,394, respectively.

Outlook

For the remainder of the fiscal year ending October 31, 2006, the Company’s activities will focus on the exploration of the Lewis Property, as all proposed work on the Mt. Kare Property is to be carried out by Buffalo Gold Ltd. as part of its option to acquire, initially, a 49% interest in Madison Enterprises (PNG) Ltd., the Company’s subsidiary and the holder of the Mt. Kare Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Lewis Property such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organising and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 56 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 58 years old.

Donald W. Kohls

Dr. Kohls is a director of the Company and holds a B.A. from Carleton College and an M.S. and a Ph.D., both in geology, from the University of Minnesota.  He is an exploration geologist and was the Vice-President Explorations for Consolidated Goldfields from April 1976 to July 1991.  During the period, he was directly involved in discovering and developing economic deposits of gold, silver, lead, zinc and heavy minerals sands around the world. Dr. Kohls is 70 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 56 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 47 years old.

B.

Compensation

During the fiscal year ended October 31, 2005, the Company paid or accrued a total of $396,692 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2005, 2004 and 2003 in respect of the individuals who were, at October 31, 2005, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

				Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek Chairman of the Board, President, Chief Executive Officer	2005 2004 2003	$157,870 $133,125 $133,125	$3,000 nil $2,500	nil nil nil	80,000 nil 85,400	N/A N/A N/A	N/A N/A N/A	nil nil nil
Naomi Corrigan, Chief Financial Officer	2005 20042003	$27,721 $40,119 $32,439	nil nil $2,500	nil nil nil	nil nil 9,600	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2005:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek Chairman of the Board, President, Chief Executive Officer	80,000	7%	$0.38	$0.375	May 27, 2010
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended October 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2005 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	165,400	nil
Naomi Corrigan	nil	nil	34,000	nil
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4	The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on October 31, 2005, less the exercise price of each option.
5	All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart was paid or accrued $137,226 for professional services rendered and Nell Dragovan received $70,875 for consulting fees.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2005 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Nell Dragovan	80,000	7%	$0.38	$0.375	May 27, 2010
Donald Kohls	80,000	7%	$0.38	$0.375	May 27, 2010
Robert Sibthorpe	80,000	7%	$0.38	$0.375	May 27, 2010
J.G. Stewart	80,000	7%	$0.38	$0.375	May 27, 2010
*		Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2005 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Nell Dragovan	nil	nil	110,000/nil	nil
Donald W. Kohls	nil	nil	149,000/nil	nil
Robert Sibthorpe	nil	nil	110,000/nil	nil
James G. Stewart	nil	nil	145,000/nil	nil
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4	The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on October 31, 2005, less the exercise price of each option.
5	All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2005.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2005, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	2,015,184	$0.67	168,133
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	2,015,184	$0.67	168,133

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

The Company’s Audit Committee is comprised of Nell Dragovan, Donald W. Kohls and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liases with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended October 31, 2005, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2004, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2003, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at February 20, 2006	Number of Options or Warrants Outstanding at February 20, 2006	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Naomi Corrigan	nil	16,000	0.12%	$0.85	March 6, 2006
		8,400		$0.75	May 21, 2007
		9,600		$1.00	December 30, 2007
Nell Dragovan	271,482	30,000	2%	$1.00	December 30, 2007
		100,000		$0.90	August 3, 2006
		62,500		$0.50	December 7, 2007
		80,000		$0.38	May 27, 2010
Chet Idziszek	557,781	85,400	3.9%	$1.00	December 30, 2007
		209,000		$0.90	August 3, 2006
		125,000		$0.50	December 7, 2007
		80,000		$0.38	May 27, 2010
Donald W. Kohls	54,477	39,000	0.75%	$0.85	March 6, 2006
		30,000		$1.00	December 30, 2007
		80,000		$0.38	May 27, 2010
Robert Sibthorpe	Nil	30,000	0.4%	$1.00	December 30, 2007
		80,000		$0.38	May 27, 2010
J.G. Stewart	205,929	65,000	1.5%	$1.00	December 30, 2007
		35,000		$0.90	August 3, 2006
		25,000		$0.50	December 7, 2007
		80,000		$0.38	May 27, 2010
Total:	1,089,669	1,269,900	8.67%

1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 20, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 27,051,216 Common Shares outstanding as of February 3, 2006.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.  As at the date hereof, stock options entitling the purchase of up to 2,015,184 had been granted to directors, officers and employees of the Company and a further 689,983 shares are reserved for issuance under the Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at February 20, 2006	Percentage of Common Shares Outstanding at February 20, 2006
Jipangu Inc.	1,538,462	7.4%
Sprott Asset Management Inc.	2,177,900	8.0%
Longview Strategies Inc.	1,537,500	5.7%
Pinetree Resource Partnership	1,500,000	5.5%
Total:	6,753,862	26.6%

Jipangu Inc. acquired all of its common shares during the fiscal year ended October 31, 2000.  Sprott Asset Management Inc. acquired 1,443,000 of its common shares during the fiscal year ended October 31, 2003 and acquired the balance after fiscal year ended October 31, 2004. Longview Strategies Inc. and Pinetree Resources Partnership acquired all of their common shares subsequent to the fiscal year ended October 31, 2005. The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at February 20, 2006 there were 27,051,216 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, as at such date there were 218 registered holders of the Company's common shares resident in the United States, holding an aggregate 3,171,973 common shares, including 3,056,717 shares held by Cede & Co.  This number represents approximately 11.7% of the total issued and outstanding common shares of the Company as at February 20, 2006.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at February 20, 2006 there were 9 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 188,551 common shares. Including the 3,056,717 shares held by Cede & Co., this number represents approximately 11.9% of the total issued and outstanding common shares of the Company as at February 20, 2006.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 227 holders holding an aggregate 3,360,524 common shares.  This number represents approximately 12.4% of the total issued and outstanding common shares of the Company as at February 20, 2006.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2005, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2005 which contain an Audit Report dated February 1, 2006, Balance Sheets as at October 31, 2005 and 2004, Statements of Operations and Deficit for the Fiscal Years Ended October 31, 2005, 2004 and 2003, Statements of Cash Flows for the Fiscal Years Ended October 31, 2005, 2004 and 2003 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

                 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Period	High	Low
2006	$0.70	$0.23
January	$0.70	$0.33
First Quarter	$0.70	$0.23
2005	$0.86	$0.23
December	$0.365	$0.24
November	$0.315	$0.23
October	$0.32	$0.245
September	$0.34	$0.24
Fourth Quarter	$0.34	$0.24
Third Quarter	$0.425	$0.25
Second Quarter	$0.71	$0.38
First Quarter	$0.86	$0.61
2004	$0.81	$0.13
Fourth Quarter	$0.81	$0.13
Third Quarter	$0.30	$0.19
Second Quarter	$0.45	$0.21
First Quarter	$0.57	$0.22
2003	$0.29	$0.11
2002	$0.34	$0.04
2001	$0.25	$0.06

The closing price of the Company's common shares on the TSX Venture Exchange on February 20, 2006 was $0.44.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2006	US$0.61	US$0.19
January	US$0.61	US$0.2875
First Quarter	US$0.61	US$0.19
2005	US$0.80	US$0.18
December	US$0.33	US$0.19
November	US$0.299	US$0.191
October	US$0.29	US$0.18
September	US$0.32	US$0.1971
Fourth Quarter	US$0.32	US$0.18
Third Quarter	US$0.41	US$0.21
Second Quarter	US$0.69	US$0.32
First Quarter	US$0.80	US$0.42
2004	US$0.56	US$0.0986
Fourth Quarter	US$0.56	US$0.0986
Third Quarter	US$0.22	US$0.14
Second Quarter	US$0.345	US$0.15
First Quarter	US$0.43	US$0.16
2003	US$0.43	US$0.075
2002	US$0.215	US$0.0325
2001	US$0.18	US$0.035

The closing price of the Company's common shares on the Over The Counter Bulletin Board on February 17, 2006 was US$0.44.

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

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a resolution of the directors is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, rateably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company and no provisions for sinking funds.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating documents of the Company.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalised by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognised upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realised foreign exchange gain does not exceed U.S. $200 will not recognise that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at October 31, 2005, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended October 31, 2005, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Accrued	Percentage of Services
Audit fees	$23,000	85%
Audit-related fees	-	-
Tax fees	$4,000	15%
All other fees	-	-
Total fees	$27,000	100%

In respect of work undertaken for the fiscal year ended October 31, 2004, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Accrued	Percentage of Services
Audit fees	$23,000	85%
Audit-related fees	-	-
Tax fees	$4,000	15%
All other fees	-	-
Total fees	$27,000	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 16 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited	E-298
4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited	E-335
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 24th day of February, 2006

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

Date:  February 24, 2006

Signed:  “Chet Idziszek”

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

Date:  February 24, 2006

Signed:  Naomi Corrigan”

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited	E-298
4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited	E-335
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

MADISON MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

OCTOBER 31, 2005

DAVIDSON & COMPANY LLP	A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Madison Minerals Inc.

We have audited the consolidated balance sheets of Madison Minerals Inc. as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended October 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants
February 1, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 16 to the consolidated financial statements.  Our report to shareholders dated February 1, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants
February 1, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT OCTOBER 31

		2005	2004
ASSETS
Current
Cash and cash equivalents		$40,587	$59,720
Marketable securities (Note 3)		28,900	40,000
Receivables (Note 9(d))		12,636	16,036
Prepaid expenses and deposits		3,857	3,857

		85,980	119,613
Resource properties (Note 4)		2,624,230	45,965,284
Deferred financing costs		11,885	3,237
Equipment (Note 5)		30,053	39,715

		$2,752,148	$46,127,849
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 9(b))		$354,936	$728,501

Shareholders' equity
Capital stock (Note 6)
Authorized
60,000,000	common shares without par value
Issued
21,833,179	(2004 – 17,124,316) common shares	60,528,028	58,131,339
Contributed surplus (Note 6)		1,785,937	1,490,387
Deficit		(59,916,753)	(14,222,378)

		2,397,212	45,399,348

		$2,752,148	$46,127,849

Nature and continuance of operations (Note 1)

Commitments (Note 11)

Subsequent events (Note 15)

On behalf of the Board:

Signed: “Nell Dragovan”	Director	Signed: “James G. Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2005	2004	2003
EXPENSES
Accounting and audit	$32,000	$34,598	$43,323
Amortization	9,662	11,629	14,511
Bank charges	1,888	2,024	1,562
Consulting (Note 9(a))	-	36,454	-
Filing fees	19,944	22,503	31,183
Insurance	4,544	173	3,725
Interest and loan bonus	30,991	-	-
Legal fees (Note 9(a))	61,845	83,772	65,462
Office and rent	180,407	207,682	222,667
Office rent reimbursements (Note 9(c))	(115,329)	(77,701)	(112,303)
Property examination - net of tax credit	-	-	2,525
Public relations	139,276	157,472	86,208
Shareholder information	2,270	5,887	10,277
Stock-based compensation (Note 7)	251,783	160,799	158,853
Transfer agent’s fees	13,289	14,498	11,278
Travel	79,922	45,599	26,144
Wages and benefits	225,633	269,260	242,168

	(938,125)	(974,649)	(807,583)
OTHER INCOME (EXPENSES)
Interest earned (Note 9(f))	3,674	9,258	84,658
Foreign exchange gain (loss)	11,632	(5,352)	9,653
Gain (loss) on sale of marketable securities	785	-	(15,774)
Write-down of resource property (Note 4)	(44,772,341)	-	-

	(44,756,250)	3,906	78,537

Loss for the year	(45,694,375)	(970,743)	(729,046)

Deficit, beginning of year	(14,222,378)	(13,251,635)	(12,522,589)

Deficit, end of year	$(59,916,753)	$(14,222,378)	$(13,251,635)

Basic and diluted loss per common share	$(2.25)	$(0.06)	$(0.05)

Weighted average number of common shares outstanding	20,332,392	16,459,439	13,782,221

Loss per share amounts have been retroactively restated to give effect to the 5:1 share consolidation (Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(45,694,375)	$(970,743)	$(729,046)
Items not affecting cash:
Amortization	9,662	11,629	14,511
Loan bonus paid in shares	27,693	-	-
Interest income settled by receipt of marketable securities	-	-	(40,000)
(Gain ) loss on sale of marketable securities	(785)	-	15,774
Stock-based compensation	251,783	160,799	158,853
Write-down of resource property	44,772,341	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	3,400	225,818	(206,396)
Decrease in prepaid expenses and deposits	-	-	30,000
Increase (decrease) in accounts payable and Accrued liabilities	(6,213)	109,728	14,207

Net cash used in operating activities	(636,494)	(462,769)	(742,097)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	2,575,815	2,162,500	3,462,300
Share issuance costs	(201,378)	(91,339)	(245,554)
Payment of deferred financing costs	(6,000)	(3,237)	-
Proceeds from loans	120,000	-	-
Repayment of loans	(120,000)	-	-

Net cash provided by financing activities	2,368,437	2,067,924	3,216,746
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(1,812,961)	(2,204,336)	(2,093,304)
Recovery of resource property costs	50,000	-	-
Purchase of equipment	-	(5,752)	-
Proceeds from sale of marketable securities	11,885	-	21,212
Loan receivable	-	-	(200,000)
Repayment of loan receivable	-	-	200,000
Net cash used in investing activities	(1,751,076)	(2,210,088)	(2,072,092)
Change in cash and cash equivalents	(19,133)	(604,933)	402,557
Cash and cash equivalents, beginning of year	59,720	664,653	262,096
Cash and cash equivalents, end of year	$40,587	$59,720	$664,653

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

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

At October 31, 2005, the Company had a working capital deficiency of $268,956 (2004 - $608,888).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placements to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following wholly-owned subsidiaries: Madison Enterprises (PNG) Ltd. (“MPNG”), Matu Mining Limited, Frontier Mining & Exploration Limited, and Oakland Limited, all Papua New Guinea corporations; Madison Enterprises (BVI) Inc. (“MBVI”), a British Virgin Island corporation; Madison Enterprises (Latin American), S.A., a Panama corporation; and Madison Enterprises (Nevada) Inc.

All significant inter-company transactions and balances have been eliminated upon consolidation.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

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

Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

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

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. As at October 31, 2004 and 2003, management believed that no write-down relating to the mineral property interests and deferred exploration costs was required.  As at October 31, 2005, the Company has written the Mount Kare Property down to $500,000 which the Company believes will be recovered under its agreement with Longview Investment Ltd. (Note 4).

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock.  Costs related to shares not yet issued are recorded as deferred financing costs.  These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Equipment

Equipment is recorded at cost less accumulated amortization, which is provided for using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Asset retirement obligations

Effective November 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized as fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  The Company has determined there were no asset retirement obligations as at October 31, 2005.

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At October 31, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share was 6,846,312, 1,913,342 and 3,079,046, respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Comparative figures

Certain comparative figures have been reclassified to conform with the current fiscal year’s presentation.

3.

MARKETABLE SECURITIES

At October 31, 2005, marketable securities had a market value of $28,900 (2004 - $100,000).

Marketable securities consist of publicly traded shares of a related company (Note 9(f)).

4.

RESOURCE PROPERTIES

	Acquisition Costs	Option Fees	Exploration Expenditures	2005 Total

Mt. Kare, Papua New Guinea	$ 500,000	$ -	$ -	$ 500,000

Lewis Property, Nevada	-	367,956	1,756,274	2,124,230

	$ 500,000	$ 367,956	$ 1,756,274	$ 2,624,230

	Acquisition Costs	Option Fees	Exploration Expenditures	2004 Total

Mt. Kare, Papua New Guinea	$ 9,612,905	$ -	$ 34,368,063	$ 43,980,968

Lewis Property, Nevada	-	271,017	1,713,299	1,984,316

	$ 9,612,905	$ 271,017	$ 36,081,362	$ 45,965,284

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

4.

RESOURCE PROPERTIES  (cont’d…)

	Mt. Kare, Papua New Guinea	Lewis Property, Nevada	Total

Balance, October 31, 2003	$ 41,722,002	$ 1,549,167	$ 43,271,169

Assays	87,698	64,631	152,329
Camp costs	390,285	2,815	393,100
Community relations	497,179	-	497,179
Contractors and geological staff	304,077	161,637	465,714
Drilling	221,736	35,070	256,806
Geological supplies and equipment	16,413	958	17,371
Helicopter	487,402	-	487,402
Land and legal	188,801	23,994	212,795
Option fees	-	118,335	118,335
Port Moresby office	40,724	-	40,724
Technical reports, printing and copying	678	6,236	6,914
Travel and accommodation	146,673	21,473	168,146
VAT recovery	(122,700)	-	(122,700)

	2,258,966	435,149	2,694,115

Balance, October 31, 2004	43,980,968	1,984,316	45,965,284

Assays	51,593	-	51,593
Camp costs	209,845	6,841	216,686
Community relations	391,209	-	391,209
Contractors and geological staff	209,096	28,739	237,835
Drilling	3,499	-	3,499
Helicopter	164,024	-	164,024
Land and legal	179,641	5,256	184,897
Option fees	-	96,939	96,939
Port Moresby office	56,133	-	56,133
Travel and accommodation	76,333	2,139	78,472
Cost recovery	(50,000)	-	(50,000)
Write-down of resource property	(44,772,341)	-	(44,772,341)

	(43,480,968)	139,914	(43,341,054)

Balance, October 31, 2005	$ 500,000	$ 2,124,230	$ 2,624,230

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

4.

RESOURCE PROPERTIES (cont’d…)

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

In April 2005, the Company signed a memorandum of understanding with Equatorial Resources Pty. Ltd. (“Equatorial”) whereby Equatorial could acquire an interest in the Mt. Kare Properlty by making cash payments and completing a preliminary feasibility study.  The Company received $50,000 from Equatorial prior to expiry of the memorandum of understanding.

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was superseded in October 2005 by a formal option agreement (the “Longview Agreement”) between the Company, MBVI, MPNG and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment.  Longview can initially acquire a 49% interest (the “First Option”) and a further 2% interest (the “Second Option”) in the Mt. Kare Property. In order to exercise the First Option, Longview must:

a)	Pay $100,000 in cash (or the share equivalent) on or before:
- October 11, 2005 (received in November 2005); - January 1, 2006 (received); - April 1, 2006; - July 1, 2006; and - October 1, 2006
b)	Complete a 3000 meter drilling program by August 1, 2006; and
c)	Deliver a Preliminary Feasibility Study by January 4, 2007.

Upon delivering the Preliminary Feasibility Study, Longview will have acquired a 49% interest in MPNG, which in turn holds the Mt Kare property, and shall be entitled to elect a majority of the directors of MPNG.

In order to exercise the Second Option, Longview must pay $500,000 in cash (or the share equivalent) on or before February 15, 2007.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

4.

RESOURCE PROPERTIES (cont’d…)

Mt. Kare, Papua New Guinea (cont’d…)

Upon exercise of the Second Option, Longview can remain at a 51% interest, subject to dilution provisions, or commit to deliver a Bankable Feasibility Study within eighteen months after delivery of the Preliminary Feasibility Study.

If Longview delivers the Bankable Feasibility Study by the delivery date, Longview will earn an additional 14% interest and can then elect to:

a)	Remain at a 65% interest (subject to dilution provisions); or
b)	Purchase the remaining 35% interest based on a valuation prepared by a qualified person as defined in National Instrument 43-101. Longview can pay the consideration in cash or the share equivalent.

In October 2005, Longview assigned its rights to acquire the Mt Kare property to Buffalo Gold Ltd., a Canadian public company related to the Company by way of a common director.

Due to uncertainty as to recovering its Mt Kare property expenditures, the Company has decided to write-down the carrying value of the property to $500,000, being the payments the Company anticipates receiving pursuant to the First Option discussed above. The Company has received $200,000 of First Option payments to date.

Lewis Property, Nevada

The Company and Great American Minerals, Inc. (“GAM”)  have entered into an exploration and option to purchase agreement with  Victory Exploration Inc. (formerly F. W. Lewis Inc.) dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County in the Battle Mountin District of central Nevada.

The Company and GAM have also entered into a joint venture letter agreement dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company has acquired a 60% interest in the Lewis Agreement and the Company and GAM have elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

4.

RESOURCE PROPERTIES (cont’d…)

Lewis Property, Nevada (cont’d…)

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals.  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option increasing by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years.

5.

EQUIPMENT

		2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 123,851	$ 111,820	$ 12,031	$ 123,851	$ 106,664	$ 17,187
Furniture and fixtures	64,320	51,062	13,258	64,320	47,747	16,573
Office equipment	25,666	20,902	4,764	25,666	19,711	5,955

	$ 213,837	$ 183,784	$ 30,053	$ 213,837	$ 174,122	$ 39,715

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2002	11,135,317	$ 52,787,448	$ 1,197,298
Compensation (b)	58,706	46,875	-
Exercise of stock options	29,600	23,400	-
Exercise of warrants (a)	1,052,000	638,400	-
Private placements (c, d)	3,000,667	2,800,500	-
Agent’s units (c, d)	32,826	24,820	-
Broker warrants (c, d)	-	-	150,659
Share issue costs (c, d)	-	(438,487)	-
Stock-based compensation	-	-	158,853

Balance as at October 31, 2003	15,309,116	55,882,956	1,506,810
Exercise of stock options	215,000	313,040	(111,040)
Exercise of warrants (c, d)	964,400	1,304,503	(107,503)
Private placement (f)	610,800	763,500	-
Corporate finance fee (f)	25,000	31,250	-
Broker warrants (f)	-	-	41,321
Share issue costs (f)	-	(163,910)	-
Stock-based compensation	-	-	160,799

Balance as at October 31, 2004	17,124,316	58,131,339	1,490,387
Loan bonus (g)	36,924	27,693	-
Private placement (h)	3,655,100	2,375,815	-
Broker warrants (h)	-	-	43,767
Corporate finance fee (h)	60,000	39,000	-
Share issue costs (h)	-	(287,382)	-
Private placement (i)	800,000	200,000	-
Compensation (j)	156,839	41,563	-
Stock-based compensation	-	-	251,783

Balance as at October 31, 2005	21,833,179	$ 60,528,028	$ 1,785,937

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

OCTOBER 31, 2005

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

Share issuances

a)

In March 2002, the Company issued 1,740,000 units at a price of $0.50 per unit for proceeds of $807,468.  Each unit consisted of one common share and one half share purchase warrant.  In connection with this placement, the Company issued brokers’ warrants entitling the agent to purchase up to 182,000 common shares of the Company.  All warrants associated with this placement were exercised during the year ended October 31, 2003.

b)

During the year ended October 31, 2003, the Company issued 58,706 common shares, valued at $46,875, to the president of the Company as compensation for a reduction in remuneration.

c)

In November 2002,  the Company closed a brokered private placement consisting of 800,667 units at a price of $0.75 per unit for cash proceeds of $539,181, net of $24,020 in cash commission and $37,299 in issuance costs (of which $17,454 was paid during the year ended October 31, 2002).  Each unit consisted of one common share and one half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $0.90 per share until November 5, 2003, and at a price of $1.00 per share thereafter until November 5, 2004.  The agent received a commission of 8% of the gross proceeds, paid half in cash ($24,020) and half in units (32,026 units), and broker's warrants entitling the holder to purchase up to 120,100 shares of the Company at a price of $0.90 per share until November 5, 2003 and at a price of $1.00 per share thereafter until November 5, 2004.  The fair value of these broker warrants was estimated to be $43,156 which has been recorded as share issue costs of $43,156 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.2%, an expected life of two years, expected volatility of 100% and an expected dividend yield of 0.0%.

During the year ended October 31, 2004, 34,000 warrants associated with this private placement were exercised.  The remaining warrants expired unexercised in the year ended October 31, 2005.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

d)

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

e)

During the year ended October 31, 2003, the Company increased its authorized share capital from 100,000,000 pre-5:1 consolidated common shares without par value to 300,000,000 pre-5:1 consolidated common shares without par value.

f)

In May 2004, the Company completed a brokered private placement of 610,800 units at a price of $1.25 per unit for cash proceeds of $672,161, net of cash commissions of $57,263 and cash share issue costs of $34,076.  Each unit consisted of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional common share of the Company at a price of $1.50 per share until May 18, 2006.  The agent received a cash commission of $57,263 representing 7.5% of the gross proceeds of the private placement.  The agent also received broker warrants entitling the holder to purchase 73,296 common shares of the Company with the same terms as described above, an administration fee of $7,500 (included in share issue costs described above) and a corporate finance fee of 25,000 common shares at a value of $31,250 that has also been recorded as share issue costs.  The fair value of the broker warrants was estimated to be $41,321 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.07%, an expected life of two years, expected volatility of 81.11% and an expected dividend yield of 0.0%.

g)

During the year ended October 31, 2005, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid in 2005.  The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors as part of the loan bonus.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

h)

During the year ended October 31, 2005, the Company completed a brokered private placement of 3,655,100 units at a price of $0.65 per unit in two parts by issuing 1,056,000 units in December 2004 and 2,599,100 units in February 2005.  The Company received total cash proceeds of $2,171,200, net of cash commission to the agent of $161,416 and share issue costs of $43,199.  Each unit consisted of one common share and one share purchase warrant, every full warrant entitling the holder to purchase one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 units, and if exercised on or before August 3, 2006 as to 2,599,100 units.  The agent also received a corporate finance fee of 60,000 shares with a value of $39,000,  broker’s warrants entitling the purchase of up to 397,332 shares of the Company at $0.90 per share, with 126,720 warrants exercisable on or before June 9, 2006 and 270,612 warrants exercisable on or before August 3, 2006, and an administration fee of $7,500 included in share issue costs.  The fair value of the broker warrants was estimated to be $43,767 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.9%, an expected life of two years, expected volatility of 60% and an expected dividend yield of 0.0%.

i)

In July 2005,  the Company completed a private placement with Longview (Note 4) of 800,000 units of the Company at a price of $0.25 per unit for gross proceeds of $200,000.  Each unit consisted of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share if exercised on or before July 5, 2006.

j)

During the year ended October 31, 2005, the Company issued 156,839 common shares valued at $41,563, to the president of the Company as compensation for accrued wage expense.

7.

STOCK OPTIONS

The Company has a rolling stock option plan that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

7.

STOCK OPTIONS (cont’d….)

As at October 31, 2005, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

210,700	$ 0.85	March 6, 2006
100,400	0.75	May 21, 2007
368,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
905,400	0.38	May 27, 2010
145,000	0.28	October 20, 2010

2,015,184

Stock option transactions are summarized as follows:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, Beginning of year	1,032,200	$ 1.02	1,112,200	$ 0.91	663,116	$ 0.85

Granted	1,200,400	0.40	135,000	1.83	533,684	1.00
Cancelled/forfeited	(217,416)	0.85	-	-	(55,000)	0.93
Exercised	-	-	(215,000)	0.94	(29,600)	0.79

Outstanding, end of year	2,015,184	$ 0.67	1,032,200	$ 1.02	1,112,200	$ 0.91

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

7.

STOCK OPTIONS (cont’d…)

The weighted average fair value of options granted during the current fiscal year was approximately $0.21 (2004 - $1.19; 2003 - $0.75) per share.

During the fiscal year ended October 31, 2004, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2).  The total fair value of stock options granted during the current year was $251,783 (2004 - $160,799) which has been recorded as stock-based compensation in the results of operations.

Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the year ended October 31, 2003 was $158,853 which has been recorded in the consolidated statement of operations as stock-based compensation with a corresponding stock option amount recorded in shareholders’ equity.

During the fiscal year ended October 31, 2003, the Company elected to measure compensation costs for stock options granted to employees and directors using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

2003

Loss for the year
Reported	$ 729,046
Pro-forma	982,563

Basic and diluted loss per share
Reported	$ (0.05)
Pro-forma	(0.07)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003

Risk-free interest	3.3 – 3.7%	3.5 – 4.1%	4%
Expected option life	3 - 5 years	5 years	5 years
Expected stock price volatility	61 – 67%	77 – 79%	102%
Expected dividend yield	-	-	-

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

8.

SHARE PURCHASE WARRANTS

As at October 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

305,400	$ 1.50	May 18, 2006
73,296	1.50	May 18, 2006
1,056,000	0.90	June 9, 2006
126,720	0.90	June 9, 2006
400,000	0.35	July 5, 2006
2,599,100	0.90	August 3, 2006
270,612	0.90	August 3, 2006

4,831,128

Share purchase warrant transactions are summarized as follows:

	2005		2004		2003
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number Of shares	Weighted Average Exercise Price

Outstanding, Beginning of year	881,142	$ 1.21	1,966,846	$ 1.15	1,687,000	$ 3.20
Issued	4,452,432	0.85	378,696	1.50	1,966,846	1.15
Exercised	-	-	(964,400)	1.24	(1,052,000)	0.61
Expired	(502,446)	1.00	(500,000)	1.25	(635,000)	7.50

Outstanding, End of year	4,831,128	$ 0.90	881,142	$ 1.21	1,966,846	$ 1.15

Included in share purchase warrants issued during the current fiscal year are 397,332 warrants issued with a value of $43,767 (Note 6(h)).

Included in share purchase warrants issued during the year ended October 31, 2004, are 73,296 broker warrants, issued with a value of $41,321 (Note 6(f)).

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

8.

SHARE PURCHASE WARRANTS (cont’d…)

Included in share purchase warrants issued during the year ended October 31, 2003, are 450,100 broker warrants issued with a value of $150,659 (Note 6(c) and (d)).

The Company issued 635,000 share purchase warrants in connection with an acquisition in November 1999 with a fair value of $1,167,167 which has been recorded in contributed surplus.  During the year ended October 31, 2003, these warrants expired unexercised.

9.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common:

	2005	2004	2003

Legal and consulting fees	$ 137,226	$ 119,525	$ 101,859

Wages and benefits	228,745	168,563	135,625

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

At October 31, 2005, accounts payable and accrued liabilities included $122,631 (2004 - $67,888) due to directors of the Company and companies related by way of directors in common.

c)

During the year ended October 31, 2005, the Company recorded reimbursements of $115,329 (2004 - $77,701; 2003 - $112,303) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the year ended October 31, 2005, the Company funded some expenses for companies related by way of common directors.  At October 31, 2005, receivables included $2,298 (2004 - $125) due from these related companies.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

9.

RELATED PARTY TRANSACTIONS (cont’d….)

e)

During the year ended October 31, 2003, the Company received marketable securities with a value of $28,999 in settlement of $28,999 of receivables from a related party arising from office space rental (c) and general administrative expenses (d).

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

g)

During the year ended October 31, 2005, the Company issued 156,839 (2004 -  nil; 2003 – 58,706) common shares, valued at $41,563 (2004 – nil;  2003 - $46,875), to the president of the Company as compensation for accrued wage expense.

Additional related party transactions are disclosed in Notes 4, 6 (g) and 15 (a).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2005	2004	2003

Statutory tax rate	35.1%	35.6%	37.6%

Loss for the year	$ (45,694,375)	$ (970,743)	$ (729,046)

Expected income tax recovery	$ 16,047,865	$ 345,585	$ 274,267
Tax deductible share issue costs	54,563	56,446	61,177
Write-down of resource property	(15,724,046)	-	-
Items not deductible for tax purposes	(91,544)	(61,384)	(65,954)
Losses for which no tax benefit has been recognized	(286,838)	(340,647)	(269,490)

Total income tax recovery	$ -	$ -	$ -

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

10.

INCOME TAXES (cont’d…)

The significant components of the Company’s future income tax assets are as follows:

	2005	2004	2003

Future income tax assets
Resource properties and equipment	$ 1,206,861	$ 1,254,618	$ 1,252,333
Non-capital loss carry-forwards	1,997,772	2,557,763	2,432,289
Share issue costs	144,630	129,250	187,248

	3,349,263	3,941,631	3,871,870

Less: valuation allowance	(3,349,263)	(3,941,631)	(3,871,870)

	$ -	$ -	$ -

The Company has non-capital losses of approximately $5,800,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire through to 2015.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

Subject to certain restrictions, the Company has exploration and development expenditures available to reduce future taxable income in Canada, the United States and Papua New Guinea.  Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

11.

COMMITMENTS

a)

The Company is committed to make lease payments for the rental of office space as follows:

2006	$ 127,080
2007	127,080
2008	74,130

The Company seeks to reduce its lease costs through recoveries from related companies (Note 9(c)).

b)

The Company is committed to certain exploration expenditures at the Lewis Property, as set out in Note 4.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

12.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada (Note 5).

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003
Non-cash operating activities
Accrued wage expense settled with capital stock	$ (41,563)	$ -	$ (11,720)
Loan bonus paid in shares	(27,693)	-	-
Receivables settled with marketable securities	-	-	28,999
Accounts (paid) incurred for resource property expenditures	(331,674)	489,779	13,935
Accrued deferred financing costs applied against capital stock	-	-	(11,825)
Accrued deferred financing costs	5,885	-	-

	$ (395,045)	$ 489,779	$ 19,389
Non-cash financing activities
Exercise of stock options	$ -	$ (111,040)	$ -
Contributed surplus allocated to capital stock on exercise of options	-	111,040	-
Exercise of share purchase warrants	-	(107,503)	-
Contributed surplus allocated to capital stock on exercise of warrants	-	107,503	-
Shares issued for loan bonus	27,693	-	-
Shares issued to agent for corporate finance fee	39,000	31,250	-
Share issue costs incurred from corporate finance fee	(39,000)	(31,250)	-
Share purchase warrants issued to broker	43,767	41,321	150,659
Share issue costs incurrred with share purchase warrants	(43,767)	(41,321)	(150,659)
Deferred financing costs allocated to share issue costs	3,237	-	17,454
Share issue costs allocated from deferred financing costs	(3,237)	-	(17,454)
Capital stock issued for accrued wage expense	41,563	-	46,875
Accrued deferred financing costs applied against capital stock	-	-	11,825
Accrued deferred financing costs	(5,885)	-	-

	$ 63,371	$ -	$ 58,700
Non-cash investing activities
Resource property expenditures settled with capital stock	$ -	$ -	$ (35,155)
Resource property expenditures settled (incurred) through accounts payable	331,674	(489,779)	(13,935)
Marketable securities received in settlement of receivables	-	-	(28,999)

	$ 331,674	$ (489,779)	$ (78,089)

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…..)

	2005	2004	2003

Cash and cash equivalents consist of:
Cash	$ 28,634	$ 59,720	$ 664,653
Short-term investments	11,953	-	-

	$ 40,587	$ 59,720	$ 664,653

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

15.

SUBSEQUENT EVENTS

The following events occurred subsequent to October 31, 2005:

a)

In November 2005, the Company issued 218,037 shares at a value of  $63,231 to the president of the Company and a law corporation controlled by a director towards accrued wages and professional fees.

b)

In December  2005, the Company completed a private placement of 5,000,000 units at a price of $0.28 per unit for gross proceeds of $1,400,000.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until expiry of the warrants, if the closing price of the Company’s shares exceeds $1.00 per share for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days of such notice.  The agent in respect of 3,500,000 units of this placement received a commission of 8% of the gross proceeds and broker warrants entitling the purchase of up to 350,000 common shares of the Company on the same terms as the warrants described above.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Loss for the year

	2005	2004	2003

Loss for the year – Canadian GAAP	$ (45,694,375)	$ (970,743)	$ (729,046)
Resource properties written off
under Canadian GAAP	44,772,341	-	-
Exploration expenditures and option fees expensed
under U.S. GAAP	(1,431,287)	(2,694,115)	(2,142,394)
Resource properties written off under U.S. GAAP	-	(9,612,905)	-

Loss for the year - U.S. GAAP	(2,353,321)	(13,277,763)	(2,871,440)
Holding gains (loss) on marketable securities	(59,215)	(188,000)	248,000

Comprehensive loss - U.S. GAAP	$ (2,412,536)	$ (13,465,763)	$ (2,623,440)

Basic and diluted loss per share - U.S. GAAP	$ (0.12)	$ (0.81)	$ (0.21)

Marketable securities

	2005	2004

Marketable securities - Canadian GAAP	$ 28,900	$ 40,000

Holding gains on marketable securities	-	60,000

Marketable securities - U.S. GAAP	$ 28,900	$ 100,000

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Resource properties

	2005	2004

Resource properties – Canadian GAAP	$ 2,624,230	$ 45,965,284

Cumulative exploration expenditures and option fees expensed	(2,124,230)	(36,352,379)
Resource properties written off under U.S. GAAP	(500,000)	(9,612,905)

Resource properties - U.S. GAAP	$ -	$ -

Shareholders’ equity

	2005	2004

Shareholders’ equity – Canadian GAAP	$ 2,397,212	$ 45,399,348

Cumulative exploration expenditures and option fees expensed	(2,124,230)	(36,352,379)
Resource properties written off under U.S. GAAP	(500,000)	(9,612,905)
Holding gains on marketable securities	-	60,000

Shareholders’ (deficiency) - U.S. GAAP	$ (227,018)	$ (505,936)

Cash flows

	2005	2004	2003

Cash flows from operating activities
Per Canadian GAAP	$ (636,494)	$ (462,769)	$ (742,097)
Expenditures on resource properties	(1,812,961)	(2,204,336)	(2,093,304)
Recovery of resource property costs	50,000	-	-

Per U.S. GAAP	$ (2,399,455)	$ (2,667,105)	$ (2,835,401)

Cash flows from investing activities
Per Canadian GAAP	$ (1,751,076)	$ (2,210,088)	$ (2,072,092)
Expenditures on resource properties	1,812,961	2,204,336	2,093,304
Recovery of resource property costs	(50,000)	-	-

Per U.S. GAAP	$ 11,885	$ (5,752)	$ 21,212

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

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

For U.S. GAAP purposes, due to uncertainties related to expected future undiscounted cash flows, management has concluded that the carrying value of its long-lived asset, being the Mt. Kare resource property acquisition costs, had been impaired and, accordingly, wrote off the entire value of $9,612,905 to operations during the year ended October 31, 2004.

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

For the year ended October 31, 2003, the Company elected to account for stock-based compensation by using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, new accounting and disclosure standards were introduced beginning with the fiscal year ended October 31, 2002 (Note 2).  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended October 31, 2005, 2004 and 2003.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and market value.  Under U.S. GAAP, these investments would be classified as “available for sale” equity securities and recorded at market value.  Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized.  This accumulated difference between cost and market value is also recorded as part of comprehensive income.

d)

Asset retirement obligations

Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at October 31, 2005 and 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at October 31, 2004.  As discussed in Note 2, the Company determined there were no asset retirement obligations as at October  31, 2005.

e)

Recent accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (‘SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (‘SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

e)

Recent accounting pronouncements (cont’d….)

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

ii.

Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity’s share price.

iii.	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.
iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18.  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

EXHIBIT 4J

OPTION AGREEMENT

made between

LONGVIEW CAPITAL PARTNERS LIMITED

and

MADISON MINERALS INC.

and

MADISON ENTERPRISES (BVI) INC.

and

MADISON ENTERPRISES (PNG) LIMITED

in respect of the

Mt. Kare Property, Papua New Guinea

October 17, 2005

TABLE OF CONTENTS

Page

Page

ARTICLE 1 INTERPRETATION

1.1

Definitions

1.2

Included Words

1.3

Headings

1.4

References

1.5

Currency

1.6

Knowledge

1.7

Schedules

1.8

Governing Law

1.9

Severability

ARTICLE 2 REPRESENTATIONS AND WARRANTIES

2.1

Mutual Representations and Warranties

2.2

Representations and Warranties of MMI, Madison BVI and Madison PNG

2.3

Survival of Representations and Warranties

ARTICLE 3 OPTIONS

3.1

Grant of Options

3.2

Exercise of First Option

3.3

Exercise of Second Option

3.4

Non-Exercise of Second Option

3.5

Elections on Exercise of Second Option

3.6

BFS Election

3.7

Appointment of Qualified Person to Provide Valuations

3.8

Delivery of Valuation and Completion of Purchase

3.9

Purchase of Units of MMI

3.10

Longview’s Election to Terminate

3.11

Option Termination

3.12

Termination Consequences

3.13

Agreement Subject to Exchange Approval.

3.14

Failure to Satisfy Firm Commitments

ARTICLE 4 TECHNICAL COMMITTEE

4.1

Composition

4.2

Authority

4.3

Representatives

4.4

Committee Meetings

4.5

Notice of Technical Committee Meetings

4.6

Technical Committee Quorum

4.7

Technical Committee Voting

ARTICLE 5 OPERATOR RIGHTS AND OBLIGATIONS

5.1

Operator

5.2

Operator's Obligations

5.3

Conduct of Parties

5.4

Abandonment of Mineral Rights

5.5

Authorization of Madison PNG re Good Standing

ARTICLE 6 PROGRAMS

6.1

Proposed Work Programs

6.2

Program Approval

6.3

Program Amendments

6.4

Funding of Programs

ARTICLE 7 SHAREHOLDERS AGREEMENT

7.1

Entering into of Shareholders Agreement

7.2

Deemed Contributions to Madison PNG

7.3

Funding of Madison PNG

7.4

Operator

ARTICLE 8 TRANSFERS

8.1

Transfers

8.2

Conditions of Transfers

ARTICLE 9 FORCE MAJEURE

9.1

Intervening Events

9.2

Effect of Intervening Events

9.3

Obligation to Remove Intervening Events

9.4

Giving Notice

ARTICLE 10 CONFIDENTIAL INFORMATION

10.1

Confidential Information

10.2

Fraudulent or Negligent Disclosure

10.3

Information in Public Domain

10.4

Press Release

ARTICLE 11 DISPUTE RESOLUTION

11.1

Single Arbitrator

11.2

Jurisdiction of Courts

ARTICLE 12 NOTICE

12.1

Notice

ARTICLE 13 GENERAL

13.1

Other Activities and Interests

13.2

Entire Agreement

13.3

No Waiver

13.4

Further Assurances

13.5

Manner of Payment

13.6

Enurement

13.7

Special Remedies

13.8

Time of the Essence

13.9

Counterparts

SCHEDULE A – PROPERTIES DESCRIPTION
SCHEDULE B – FEASIBILITY STUDY DEFINITIONS
SCHEDULE C – SHAREHOLDERS AGREEMENT TERMS
SCHEDULE D – LIST OF LITIGATION

OPTION AGREEMENT

THIS AGREEMENT made as of the 17th day of October, 2005.

BETWEEN:

LONGVIEW CAPITAL PARTNERS LIMITED, a corporation organized under the laws of the British Virgin Islands,

(“Longview”)

OF THE FIRST PART

AND:

MADISON MINERALS INC., a corporation organized under the laws of British Columbia,

(“MMI”)

OF THE SECOND PART

AND:

MADISON ENTERPRISES (BVI) INC., a corporation organized under the laws of the British Virgin Islands,

(“Madison BVI”)

OF THE THIRD PART

AND:

MADISON ENTERPRISES (PNG) LIMITED, a corporation organized under the laws of Papua New Guinea,

(“Madison PNG”)

OF THE FOURTH PART

WHEREAS:

A.

Madison PNG is a wholly-owned subsidiary of Madison BVI, and Madison BVI is a wholly owned subsidiary of MMI;

B.

Madison PNG has a 90% direct and indirect interest in certain mineral properties located in Papua New Guinea and more particularly described in Schedule A (the “Properties”), and Madison PNG holds the remaining 10% beneficial interest in trust for certain traditional land owners of the Properties;

C.

Longview Investments Ltd. (the 100% parent of Longview) and MMI entered into a letter agreement (the “Letter Agreement”) dated July 6, 2005 whereby MMI granted Longview the option to earn up to a 65% interest in Madison PNG and the additional right to purchase 100% of Madison PNG;

D.

MMI has (with the consent of Longview Investments Ltd.) novated its rights and obligations in the Letter Agreement to Madison BVI and Longview Investments Ltd. has (with the consent of MMI) novated its rights and obligations in the Letter Agreement to Longview; and

E.

Longview, MMI, Madison BVI, and Madison PNG wish to formalize the legal relationship between them.

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the sum of $10 now paid by Longview to MMI, Madison and Madison PNG, the receipt of which is hereby acknowledged by such Parties, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged by such Parties, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

For the purposes of this Agreement, except as otherwise defined herein, the following capitalized words and phrases when used herein have the following meanings:

“Assets” means the Properties, and any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Properties in the possession or under the control of MMI, Madison BVI or Madison PNG as of the date hereof, or thereafter acquired by the Parties, together with exploration tools, supplies and equipment thereafter acquired by the Parties, that are related to the Properties.

“Back-In Right” means the right of the Independent State of Papua New Guinea (the “State”) to acquire up to 30% participating interest in the Properties, as provided in the conditions of the Mineral Rights granted by the State.

“Bankable Feasibility Study” has the meaning described in Schedule B.

“BFS Delivery Date” means the day that Longview must deliver the Bankable Feasibility Study to Madison BVI after making the BFS Election, being the day that is within 18 months after the delivery of the Preliminary Feasibility Study under Section .

“BFS Election” has the meaning described in Section .

“BFS Election Period” means the period commencing on the date Longview delivers the Election Notice making the BFS Election and ending on the BFS Delivery Date.

“Business Day” means a day on which banks in Vancouver, British Columbia are open for business.

“Election Notice” has the meaning described in Section .

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature.

“Exchange” means the TSX Venture Exchange.

“Expenditures” means all costs and expenses of whatever kind or nature spent or incurred from the date hereof by the Operator during the Option Period and the BFS Election Period, and incurred by all the Parties thereafter, in the conduct of the Operations, including, without limitation:

(a)

in holding the Properties in good standing (including land maintenance costs and any monies expended as required to comply with applicable laws and regulations, such as for the completion and submission of assessment work and filings required in connection therewith), and free from claims by native or indigenous groups, in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(b)

in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities;

(c)

in doing geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(d)

in the preparation of work programs and the presentation and reporting of data and other the results thereof including any program for the preparation of a feasibility study or other evaluation of the Properties;

(e)

for environmental remediation and rehabilitation;

(f)

in acquiring facilities, equipment or machinery, or the use thereof, and for all parts, supplies and consumables;

(g)

for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities;

(h)

travelling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the including for their food, lodging and other reasonable needs;

(i)

payments to contractors or consultants for work done, services rendered or materials supplied;

(j)

all taxes levied against or in respect of the Properties, or activities thereon, and the cost of insurance premiums and performance bonds or other security; and

(k)

an overhead fee whereby the Operator can charge all direct and indirect costs it incurs in providing operatorship to the Properties that are attributable to the Properties in an amount that is reasonably in proportion to the Operator’s spending on the Properties as compared with other projects it may be providing the same services to.

“First Option” has the meaning described in Section .

“Interest” means a specified percentage interest in the voting equity share capital of Madison PNG.

“Letter Agreement” has the meaning described in Recital .

“Madison Units” means 800,000 units of MMI issued at a price of $0.25 per unit, where each unit is comprised of one common share of MMI and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of MMI at a price of $0.35 per share until July 5, 2006.

“Minerals” means all ores, and concentrates or metals derived therefrom, of precious, base and industrial minerals and which are found in, on or under the Properties and may lawfully be explored for, mined and sold pursuant to the Mineral Rights and other instruments of title under which any of the Properties is held.

“Mineral Rights” means prospecting licences, exploration licences, mining leases, mining licences, mineral concessions and other forms of mineral tenure or other rights to Minerals, or to work upon lands for the purpose of searching for, developing or extracting Minerals under any forms of mineral title recognized under the laws applicable in Papua New Guinea or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein.

“Operations” means every kind of work done, or activity performed by the Operator on or in respect of the Properties to carry out or complete Programs including, without limitation, investigating, prospecting, exploring, analysing, developing, property maintenance, sampling, assaying, preparation of reports, estimates and studies, surveying, rehabilitation, reclamation and environmental protection, and further including the management and administration necessary to conduct the foregoing work or activity.

“Option Period” is the period commencing on the October 11, 2005 and ending on the date when a Shareholders Agreement is entered into between Longview and Madison BVI.

“Operator” has the meaning as set out in Section .

“Other Rights” means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water, but excluding any Mineral Rights.

“Party” means a Party to this Agreement, and “Parties” mean all Parties to this Agreement.

“Preliminary Feasibility Study” has the meaning described in Schedule B.

“Program” means any program to carry out work and incur Expenditures or on the Properties including programs to produce the Preliminary Feasibility Study and the Bankable Feasibility Study.

“Properties” means the Mineral Rights, and Other Rights, if any, described in Schedule A, together with any renewal of any such Mineral Rights or Other Rights and any other form of successor or substitute title therefor, but excluding any Mineral Rights or Other Rights abandoned in accordance with Section .

“Qualified Person” has the meaning as set out in National Instrument 43-101 entitled “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators, as amended from time to time.

“Second Option” has the meaning described in Section .

 “Share Equivalent” means a payment in lieu of a cash payment in the form of shares of Longview, or its assignee, only if Longview, or its assignee, has its shares listed and posted for trading on a recognised stock exchange in North America, Australia, Europe, or the United Kingdom.  The value of such shares on issuance is deemed to be equal to the volume weighted average price of such shares for the 20 trading days prior to the date on which such Share Equivalent payment is to be made.

“Shareholders Agreement” means an agreement between Longview and Madison BVI, as shareholders of Madison PNG, that governs the affairs at Madison PNG, entered into pursuant to  and having the terms set out in Schedule C.

“Technical Committee” means the committee formed pursuant to .

“Valuation” means a valuation of the remaining Interest held by Madison BVI, to be prepared by a Qualified Person at Longview’s sole cost.

1.2

Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.3

Headings

The headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4

References

Unless otherwise stated, a reference herein to a numbered or lettered Article, Section, subsection, clause or schedule refers to the Article, Section, subsection, clause or schedule bearing that number or letter in this Agreement.  A reference to “this Agreement”, “hereof”, “hereunder”, “herein” or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.5

Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of the Canada.

1.6

Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of MMI, Madison BVI or Madison PNG, MMI, Madison BVI and Madison PNG confirm that they have made due and diligent inquiry of such persons (including appropriate officers of MMI, Madison BVI and Madison PNG, as applicable) as they consider necessary as to the matters that are the subject of the representations and warranties.

1.7

Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

A

Properties Description
B

Feasibility Study Definitions
C

Shareholders Agreement Terms
D

List of Litigation

1.8

Governing Law

This Agreement will be construed according to and governed by the laws in force in British Columbia, Canada.

1.9

Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1

Mutual Representations and Warranties

Each Party represents and warrants to the other Parties hereto that, as of the date of this Agreement:

(a)

it is a body corporate duly incorporated or continued and duly organized and validly subsisting under the laws of its organizational jurisdiction;

(b)

it has full power and authority to carry on its business and to enter into this Agreement;

(c)

neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a Party;

(d)

the execution and delivery of this Agreement do not violate or result in the breach of the laws of any jurisdiction applicable to a Party or pertaining thereto or of its organizational documents;

(e)

all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and

(f)

this Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms.

2.2

Representations and Warranties of MMI, Madison BVI and Madison PNG

MMI, Madison BVI and Madison PNG each represent and warrant to Longview that, as of the date of this Agreement:

(a)

Madison BVI is a wholly-owned subsidiary of MMI;

(b)

Madison PNG is a wholly-owned subsidiary of Madison BVI;

(c)

the Properties, and any Encumbrances in relation thereto, are properly and accurately described in Schedule A;

(d)

the Mineral Rights comprising the Properties have been duly and validly staked, located and recorded pursuant to all applicable laws and regulations in Papua New Guinea and are in good standing and (except as set out in Schedule D) no person has protested and to the best of the MMI’s, Madison BVI's or Madison PNG’s knowledge there is no basis for protesting the recording of any such claims;

(e)

the Mineral Rights provide Longview with the right to develop and exploit the Properties;

(f)

Madison PNG owns and possesses and has good and marketable title to the Properties, and is the 100% registered holder and the 90% beneficial owner to the Properties (as further described in Schedule A), free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever except for the Back-In Right and Encumbrances listed on Schedule A and, without limiting the generality of the foregoing, neither MMI, Madison BVI nor Madison PNG have entered into and there are not any agreements or options to grant or convey any interest in the Properties or to pay any royalties with respect to the Properties and Madison PNG is in exclusive possession of the Properties;

(g)

to the best of its knowledge, except in the actions listed in Schedule D, there are no adverse claims, challenges, suits, actions, prosecutions, investigations or proceedings against or to the ownership of or title to the Properties or any portion thereof, nor to the best of its knowledge is there any basis therefor, nor are any threatened and to the best of its knowledge, the actions listed in Schedule D are without merit;

(h)

no consent or approval of any third Party or governmental agency is required for the execution, delivery or performance of this Agreement by MMI, Madison BVI or Madison PNG or the transfer or acquisition of any interest in the Properties;

(i)

neither MMI, Madison BVI nor Madison PNG have notice and neither has any knowledge of any proposal to terminate or vary the terms of or rights attaching to any of the Properties from any government or other regulatory authority, or of any challenge to Madison PNG’s right, title or interest in any of the Properties;

(j)

to the best of its knowledge, information and belief, no Properties lies within any area as designated by any governmental authority having jurisdiction in any way, that would impair the development of a mining project on such land;

(k)

no proceedings are pending for and neither MMI, Madison BVI nor Madison PNG are aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of Madison BVI or Madison PNG or the placing of either into bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(l)

there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to any of the Properties or the conduct of the business related thereto, nor to the best of its knowledge have any activities on the Properties been in violation of any environmental law, regulations or regulatory prohibition or order, and to the best of its knowledge, conditions on and relating to the Properties are in compliance with such laws, regulations, prohibitions and orders;

(m)

there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Properties or into the environment, except releases permitted or otherwise authorized by such law;

(n)

no toxic or hazardous substance or waste has been disposed of or is located on the Properties as a result of activities of MMI, Madison BVI or Madison PNG;

(o)

no toxic or hazardous substance or waste has been treated on or is now stored on the Properties, other than diesel fuel, jet fuel or other petroleum products used in Operations;

(p)

to the best of its knowledge, information and belief, there are no pending or ongoing actions taken by or on behalf of any native or indigenous persons pursuant to the assertion of any land claims with respect to lands included in the Properties; and

(q)

to the best of its knowledge, information and belief, none of the Properties may reasonably be thought to have been acquired, directly or indirectly, as a result of the payment of a bribe to a foreign official or the concealment or conversion of the proceeds of a bribe to a foreign official.

2.3

Survival of Representations and Warranties

The representations and warranties contained in, and made as of the date of, this Agreement are conditions on which the Parties have relied in entering into this Agreement and will survive the execution hereof and the acquisition of any Interest by Longview hereunder.

Each Party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made or to be fulfilled by it hereunder.  A Party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice to its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

ARTICLE 3
OPTIONS

3.1

Grant of Options

Madison BVI hereby, grants to Longview, subject to the terms and conditions herein, exclusive, irrevocable options to acquire Interests, as follows:

(a)

a 49% Interest (the “First Option”); and

(b)

subject to and conditional upon exercise of the First Option, an additional 2% Interest (for an aggregate 51% Interest) (the “Second Option”).

3.2

Exercise of First Option

Longview may exercise the First Option and acquire a 49% Interest by:

(a)

making the following payments:

(i)

on or before one Business Day after Longview receives notice that MMI has received Exchange approval of this Agreement, making a cash payment (or the Share Equivalent, at Madison BVI's election) to Madison BVI of $100,000;

(ii)

on or before January 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI's election) to Madison BVI of $100,000 (for an aggregate of $200,000);

(iii)

on or before April 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI's election) to Madison BVI of $100,000 (for an aggregate of $300,000);

(iv)

on or before July 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI's election) to Madison BVI of $100,000 (for an aggregate of $400,000); and

(v)

on or before October 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI's election) to Madison BVI of $100,000 (for an aggregate of $500,000);

(b)

commencing forthwith, and then completing at least 3000 meters of drilling on the Properties on or before August 31, 2006;

(c)

preparing, approving and commencing as soon as practicable a Program to prepare a Preliminary Feasibility Study and continuing to conduct such Program until August 31, 2006; and

(d)

completing and delivering to Madison BVI a Preliminary Feasibility Study (at Longview’s sole expense) on or before January 4, 2007.

Upon completing the foregoing Longview will deliver a notice to Madison BVI that it has exercised the First Option, and the date of such notice by Longview will be the date that it has earned a 49% Interest.

Longview may elect to accelerate the foregoing cash payments (or Share Equivalent), the 3000 meters in drilling, the preparation and approval of the Program to prepare a Preliminary Feasibility Study, and the delivery of the Preliminary Feasibility Study in order to exercise the First Option at an earlier time than contemplated herein, but in any event Longview will notify Madison BVI upon the exercise of the First Option.

The obligations of Longview set out in Sections  and  are firm commitments and Longview shall complete such obligations notwithstanding that it may determine not to exercise the First Option.

3.3

Exercise of Second Option

Upon the exercise by Longview of the First Option, Longview will be entitled to the Second Option, and if Longview makes a further cash payment (or the Share Equivalent at Longview’s election) to Madison BVI of $500,000 (for an aggregate of $1,000,000) on or before February 15, 2007, then upon such payment, Longview will have exercised the Second Option and will have earned an additional 2% Interest (for an aggregate 51% Interest) and will be entitled to the elections as set out in Section .  Upon completing this $500,000 cash payment (or paying the Share Equivalent), Longview will deliver a notice to Madison BVI that it has exercised the Second Option, and the date of such notice by Longview will be the date that it has earned such additional 2% Interest (for an aggregate 51% Interest) and on such date Longview will have the election set out in Section .  Longview may elect to accelerate the foregoing cash payment (or Share Equivalent) in order to exercise the Second Option at an earlier time than contemplated herein, but in any event Longview will notify Madison BVI upon the exercise of the Second Option.

3.4

Non-Exercise of Second Option

In the event Longview does not exercise the Second Option, Longview will have no further options or elections under this Agreement, and Longview and Madison BVI will enter into the Shareholders Agreement pursuant to , where Longview has a 49% Interest and Madison BVI has a 51% Interest, subject to dilution provisions.

3.5

Elections on Exercise of Second Option

Upon the exercise of the Second Option by Longview, Longview will be entitled to one of the following elections, with written notice of such election (the “Election Notice”) to be delivered by Longview to Madison PNG within 30 days of the exercise of the Second Option:

(a)

remain at a 51% Interest, and in such a case Longview will have no further options or elections under this Agreement, and if no Election Notice is delivered, Longview will be deemed to make this election, and Longview and Madison BVI will enter into the Shareholders Agreement pursuant to  where Longview has a 51% Interest and Madison BVI has a 49% Interest, subject to dilution provisions; or

(b)

commit to deliver a Bankable Feasibility Study on or before the BFS Delivery Date (the “BFS Election”), and upon such notice of such commitment contained in the Election Notice, the provisions of Section  will apply and Longview and Madison BVI will enter into the Shareholders Agreement pursuant to  where Longview has a 51% Interest and Madison BVI has a 49% Interest, subject to Section  and dilution provisions.

3.6

BFS Election

Upon making the BFS Election:

(a)

if Longview delivers a Bankable Feasibility Study to Madison BVI on or before the BFS Delivery Date, Longview will have earned an additional 14% Interest (for an aggregate 65% Interest) and Longview will then have the election to (with written notice of such election to be delivered by Longview to Madison BVI within 30 days of the delivery of the Bankable Feasibility Study):

(i)

remain at a 65% Interest and a party to the Shareholders Agreement, and in such a case Longview will have no further options or elections under this Agreement, and if no election is made under this Section , Longview will be deemed to make this election, and upon making this election, Longview’s and Madison BVI’s interests in the Shareholders Agreement will change whereby Longview will increase to an aggregate 65% Interest and Madison BVI will decrease to an aggregate 35% Interest, subject to dilution provisions; or

(ii)

purchase Madison BVI’s remaining Interest from Madison BVI in accordance with Section  and Section ; or

(b)

if Longview does not deliver a Bankable Feasibility Study to Madison BVI on or before the BFS Delivery Date, Longview will have no further options or elections under this Agreement, and Longview and Madison BVI will remain parties to the Shareholders Agreement where Longview has a 51% Interest and Madison BVI has a 49% Interest, subject to dilution provisions.

3.7

Appointment of Qualified Person to Provide Valuations

If Longview makes the BFS Election delivers a Bankable Feasibility Study as set out in Section , and elects to purchase the remaining Interest from Madison BVI under Section , then Longview may unilaterally appoint a Qualified Person to prepare the Valuation and Madison BVI must accept this appointment and the Valuation prepared and delivered by the Qualified Person, and upon such appointment the provisions of Section  will apply.

3.8

Delivery of Valuation and Completion of Purchase

Upon the Qualified Person being appointed under Section , such Qualified Person must complete and deliver the Valuation to the Parties within 30 days of such appointment, whereupon Longview or its assignee may acquire, within 30 days following the delivery of the Valuation to Madison BVI, the remaining Interest owned by Madison BVI by paying to Madison BVI consideration equal to the Valuation as determined by the Qualified Person either in cash or, if Longview or such assignee is a public company whose shares trade on a recognized stock exchange in North America, Australia, Europe or the United Kingdom, in whole or in part in shares of Longview or such assignee based on the volume weighted average price of Longview’s, or such assignee’s, shares for the 20 trading days prior to Longview exercising its option to acquire the remaining Interest owned by Madison BVI. Upon the purchase by Longview or its assignee of the remaining Interest owned by Madison BVI, the Shareholders Agreement entered into between Longview and Madison BVI will terminate.

3.9

Purchase of Units of MMI

Longview and MMI acknowledge the purchase of the Madison Units, which were issued on July 13, 2005 for gross proceeds to MMI in the amount of $200,000.

3.10

Longview’s Election to Terminate

(a)

For greater certainty, the payment of the cash payments (or Share Equivalent) pursuant to Section  and Section , and delivery of the Preliminary Feasibility Study pursuant to Section  are within the sole and unfettered discretion of Longview, who may elect at any time to terminate the First Option and/or the Second Option by giving 90 days’ advance notice to that effect to Madison BVI.

(b)

Notwithstanding Section , the commitments by Longview to conduct 3000 metres of drilling under Section  and to prepare and deliver a Preliminary Feasibility Study Program under Section  are firm commitments of Longview to be completed by the dates set out, and if Longview does not complete these items, it will be in default under this Agreement.

3.11

Option Termination

The First Option granted pursuant to Section  will, subject to , be of no further force or effect and will automatically terminate if Longview has not complied with Section  by each due date set out therein.  If Longview exercises the First Option, then the Second Option granted pursuant to Section  will, subject to , be of no further force or effect and will automatically terminate if Longview has not complied with Section  by the due date set out therein.

3.12

Termination Consequences

If the First Option is terminated pursuant to Section  or automatically terminates pursuant to Section , then Longview will acquire no Interest.  Subject to Section  and Section , upon such termination, Longview will have no further obligations to MMI, Madison BVI or Madison PNG with respect to the Properties or this Agreement.

3.13

Agreement Subject to Exchange Approval.

If required by the Exchange, this Agreement will be subject to receipt of the approval of the Exchange by MMI, which approval MMI will use its best efforts to obtain after the execution and delivery of this Agreement by the Parties hereto, and upon receiving such approval, MMI will forthwith provide Longview with notice of such approval.  This Agreement will have no force or effect if MMI does not receive such Exchange approval by November 30, 2005.

3.14

Failure to Satisfy Firm Commitments

Longview will indemnify and hold harmless MMI, Madison BVI or Madison PNG for all losses, damages and costs in connection with or arising out of Longview failing to satisfy its commitments in Sections  and .

ARTICLE 4
TECHNICAL COMMITTEE

4.1

Composition

During the Option Period, a Technical Committee for conducting work in the Properties, consisting of one representative of each of Longview and Madison BVI, will be established.

4.2

Authority

The Technical Committee will have the exclusive right and authority to:

(a)

consider and approve all Programs and budgets on the Properties submitted by the Operator and any material amendments to any Program;

(b)

review and approve all reports on the Operations on the Properties; and

(c)

establish and modify its own rules of procedure in a manner not inconsistent with this Agreement.

4.3

Representatives

Each of Longview and Madison BVI, by notice to the other Party, will appoint one representative to the Technical Committee.  Each of Longview and Madison BVI may appoint one or more alternate representatives to act in the absence of its representatives and any alternate representative so acting will be deemed to be that Party's representative in respect of the matter upon which he acts.  Each of Longview and Madison BVI may change its representatives and any alternate representatives at any time.  Prior notice of any appointment or change will be given to the other Party.

4.4

Committee Meetings

The Operator will call the first Technical Committee meeting and prepare a budget and work program pursuant to Section  by November 15, 2005, and will then call a Technical Committee meeting at least once every six months thereafter, and in any event within 21 days after any request to do so by any Party entitled to appoint members to the Technical Committee.

4.5

Notice of Technical Committee Meetings

The Operator will give notice, specifying the time and place of, and the agenda for, each Technical Committee meeting to all representatives at least ten days before the time appointed for the meeting.  Technical Committee meetings may be held by telephone conference call.

4.6

Technical Committee Quorum

A quorum for any Technical Committee meeting will be only when the Longview representative is present or participating by telephone.

4.7

Technical Committee Voting

All matters decided by the Technical Committee will be decided by the Longview representative appointed to the Technical Committee.

ARTICLE 5
OPERATOR RIGHTS AND OBLIGATIONS

5.1

Operator

During the Option Period and the BFS Election Period, Longview will be the operator of the Operations (the “Operator”). Thereafter the Party holding the greatest Interest will be the Operator.

5.2

Operator's Obligations

The Operator is obligated during the Option Period and the BFS Election Period to:

(a)

consider, develop, submit for approval to the Technical Committee and, if approved by the Technical Committee, implement, Programs;

(b)

to pay all Expenditures properly incurred promptly as and when due;

(c)

to conduct all work on or with respect to the Properties in a manner consistent with good exploration, engineering and mining practice and in compliance with the applicable laws, rules, orders and regulations;

(d)

to keep the Properties in good standing and free and clear of all Encumbrances (except for the Back-In Right, liens and taxes not yet due, other inchoate liens and liens contested in good faith by the Operator) and to proceed with all diligence to contest and discharge any such Encumbrance that is filed (unless Longview is not permitted to do so under the laws of Papua New Guinea, and in such case it will notify Madison BVI forthwith);

(e)

to permit Madison BVI to inspect, twice per calendar year, all geological, geophysical and geochemical databases in the possession or under the control of the Operator and related to the Properties, along with any samples or drill core obtained therefrom, and access at all reasonable times, at its own sole risk and expense, to the Properties;

(f)

to deliver to Madison BVI reports every two months indicating the status of work being conducted on the Properties, provided that such reports will not be required during those periods in which there is no work being conducted; and

(g)

use the services of Madison PNG’s staff and facilities located in Papua New Guinea until a Preliminary Feasibility Study is delivered pursuant to Section .

5.3

Conduct of Parties

During the Option Period and the BFS Election Period, each of Longview, MMI, Madison and Madison PNG will have the following obligations:

(a)

it will promptly deliver to the other Parties any notices, demands or other material communications relating to any of the Assets that such Party receives;

(b)

it will obtain the prior written approval of the other Parties to the sending of any notice, demand or other material communications relating to any of the Assets to any adjacent property owner or any government or regulatory authority; and

(c)

it will refrain from disposing of its interest in any of the Assets except in accordance with .

5.4

Abandonment of Mineral Rights

If, during the Option Period or the BFS Election Period, Madison BVI or Madison PNG proposes to surrender or abandon any Mineral Rights comprised in the Properties, then it will notify Longview of its intent, and such Mineral Rights may only be abandoned with the consent of Longview.  Following a surrender, abandonment or transfer under this Section, the Mineral Rights so surrendered, abandoned or transferred will thereafter cease to form part of the Properties and will no longer be subject to this Agreement, save and except with respect to such obligations or liabilities of the Parties as have accrued to the date of such surrender, abandonment or transfer.

5.5

Authorization of Madison PNG re Good Standing

During the Option Period and the BFS Election Period, Madison PNG authorizes Longview to keep the Properties in good standing and free and clear of all Encumbrances and to proceed with all diligence to contest and discharge any such Encumbrance that is filed.

ARTICLE 6
PROGRAMS

6.1

Proposed Work Programs

At least 60 days prior to the expiry of each calendar year during the Option Period and the BFS Election Period (and 45 days prior to December 31, 2005) the Operator will submit to the Technical Committee a Program for the Properties.  The term of each Program proposed will not exceed 12 months unless the Technical Committee otherwise directs.  Each Program will contain a statement in reasonable detail of the proposed Operations and a budget containing estimates of all Expenditures anticipated to be incurred.

6.2

Program Approval

The Technical Committee will review the Program submitted and may approve the Program with or without amendments to the Program submitted.

6.3

Program Amendments

The Operator may submit to the Technical Committee proposed amendments to any Program, and upon approval thereof by the Technical Committee the Program will be deemed to have been so amended.

6.4

Funding of Programs

During the Option Period and the BFS Election Period (if applicable), Longview will be 100% responsible for the funding of all Programs (including without limitation the preparation of the Preliminary Feasibility Study and the Bankable Feasibility Study).

ARTICLE 7
SHAREHOLDERS AGREEMENT

7.1

Entering into of Shareholders Agreement

Upon Longview and Madison BVI being required to enter into a Shareholders Agreement on the events set out in Sections ,  or :

(a)

Madison BVI will forthwith transfer to Longview the applicable Interest Longview has earned in Madison PNG; and

(b)

Madison and Longview will enter into the Shareholders Agreement (having the terms set out in Schedule C) for the purposes of carrying out all such acts as are necessary or appropriate, directly or indirectly through Madison PNG, to:

(i)

hold the Assets;

(ii)

explore the Properties for Minerals and, if feasible, develop a mine thereon;

(iii)

so long as it is technically, economically and legally feasible, operate such mine and exploit the Minerals extracted from the Properties; and

(iv)

carry out any other activity in connection with or incidental to any of the foregoing.

7.2

Deemed Contributions to Madison PNG

For the purposes of the future dilution calculations, upon entering into the Shareholders Agreement, Longview's contribution to Madison PNG will be deemed to be its percentage Interest in Madison PNG (as of the date of entering into of the Shareholders Agreement) multiplied by the Parties’ aggregate Expenditures incurred until the end of the Option Period, and Madison BVI's contribution to Madison PNG will be deemed to be its percentage Interest in Madison PNG (as of the date of entering into of the Shareholders Agreement) multiplied by the Parties’ aggregate Expenditures incurred until the end of the Option Period. The specific nature of the contributions (whether they are in the form of capital, loans or otherwise) will be determined by the Parties taking into consideration the most tax advantageous structure for the Parties. If the BFS Election is made and:

(a)

a Bankable Feasibility Study is delivered by Longview to Madison BVI by the BFS Delivery Date, the deemed contributions will be amended, whereby on the BFS Delivery Date Longview’s contribution to Madison PNG will be deemed to be 65% of the Parties’ aggregate Expenditures incurred during the Option Period and the BFS Election Period, and Madison BVI’s contribution to Madison PNG will be deemed to be 35% of the Parties’ aggregate Expenditures during the Option Period and the BFS Election Period; or

(b)

a Bankable Feasibility Study is not delivered by Longview to Madison BVI by the BFS Delivery Date, the deemed contributions will be amended, whereby on the BFS Delivery Date Longview’s contribution to Madison PNG will be deemed to be 51% of the Parties’ aggregate Expenditures incurred during the Option Period and the BFS Election Period, and Madison BVI’s contribution to Madison PNG will be deemed to be 49% of the Parties’ aggregate Expenditures during the Option Period and the BFS Election Period.

7.3

Funding of Madison PNG

After the Option Period and the BFS Election Period (if any), Longview and Madison BVI will fund all costs associated with the exploration and development of the Properties through Madison PNG on a pro rata basis, subject to dilution provisions.

7.4

Operator

After the Option Period and the BFS Election Period, Longview will be the Operator of the programs conducted by Madison PNG; however at any time after Madison BVI holds greater than a 50% Interest, Madison BVI will have the election to become the Operator and upon making such an election, Longview will be deemed to resign as Operator and Madison BVI will become Operator.

ARTICLE 8
TRANSFERS

8.1

Transfers

The Parties may transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of any or all of its interest in the Assets or transfer or assign any of its rights under this Agreement.

8.2

Conditions of Transfers

As a condition of any transfer set out in Section  other than to another Party, the transferee must covenant and agree to be bound by this Agreement, including this , and prior to the completion of any such transfer, the transferring Party will deliver to the other Party evidence thereof in a form satisfactory to such other Party.  Notwithstanding any such Transfer, the Transferring Party will remain liable for all of its obligations hereunder.

ARTICLE 9
FORCE MAJEURE

9.1

Intervening Events

Notwithstanding any other provisions contained herein, a Party will not be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to: acts of God (including without limitation floods, monsoons, hurricanes and typhoons); explosions; strikes, lockouts or other industrial disturbances; laws, rules and regulations or orders of any court or governmental authority; government intervention with operations; any order, instruction or compliance with any requirement of any government official having, or purporting to have, authority in the circumstances; war; civil disobedience; civil unrest or civil riots; non-availability of materials or transportation; unfavourable economic events; protests, demonstrations or other events causing work stoppages by environmental lobbyists or aboriginal peoples' groups or other groups; inability to obtain, or non-issuance of, or delay in issuance of, any governmental permit, licence, approval, decree, consent or undertaking; inability to obtain suitable or adequate machinery, equipment, or labour at a reasonable price, or in a timely fashion; or any acts of terrorism (in this Article, each an “Intervening Event”).

9.2

Effect of Intervening Events

All time limits imposed by this Agreement (other than for the payment of monies) will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

9.3

Obligation to Remove Intervening Events

A Party relying on the provisions of this  will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impracticable or, in its reasonable judgment, uneconomic.

9.4

Giving Notice

A Party relying on the provisions of this  will give notice to the other Parties forthwith upon the occurrence of the Intervening Event and forthwith after the end of the period of delay when such Intervening Event has been eliminated or rectified.

ARTICLE 10
CONFIDENTIAL INFORMATION

10.1

Confidential Information

Except as specifically otherwise provided for herein, the Parties will keep confidential all data and information respecting this Agreement and the Assets and will refrain from using it other than for the activities contemplated hereunder, and from publicly disclosing it unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, except with the consent of the other Party, such consent not to be unreasonably withheld.

10.2

Fraudulent or Negligent Disclosure

MMI, Madison BVI or Madison PNG will not be liable to Longview nor will Longview be liable to MMI, Madison BVI or Madison PNG for the fraudulent or negligent breaches of confidence (including, without limitation, disclosure of information) by any of their employees, servants or agents, provided that MMI, Madison BVI, Madison PNG or Longview, as the case may be, have taken reasonable steps to ensure the preservation of the confidential nature of such information.

10.3

Information in Public Domain

The provisions of this  do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

10.4

Press Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding the Assets, or the activities of Longview, MMI, Madison BVI or Madison PNG with respect thereto.  In addition, each Party will obtain prior consent from the other Party, such consent not to be withheld unreasonably, before issuing any press release or public statement except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction. Notwithstanding the above, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within five days, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party.  However, any consent by a Party to the other Party issuing a press release or public statement, will not be considered an approval or certification of the consenting Party to the accuracy of the information in such press release or public statement, or a confirmation that such press release or public statement complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges.

ARTICLE 11
DISPUTE RESOLUTION

11.1

Single Arbitrator

It is the intention of the Parties to settle any dispute relating to this Agreement among themselves, but if at any time during the term of this Agreement, or after its termination, any dispute arises between the parties respecting any matter they cannot settle among themselves, then the Parties will settle the dispute by arbitration by one arbitrator pursuant to the provisions of the Commercial Arbitration Act (British Columbia), as from time to time amended or substituted, and at and under the rules of the International Commercial Arbitration Centre in Vancouver, British Columbia.  The decision of the arbitrator shall be final and binding on the Parties.

11.2

Jurisdiction of Courts

Except where matters are expressed herein to be subject to arbitration, the courts of the Province of British Columbia will have exclusive jurisdiction to hear and determine all matters relating to this Agreement.  Nothing contained in this Section  is intended to affect the rights of a Party to enforce a judgement or award outside of British Columbia.

ARTICLE 12
NOTICE

12.1

Notice

All invoices, notices, consents and demands under this Agreement will be in writing and may be delivered personally, transmitted by fax (with transmission confirmed in writing), or may be forwarded by first class prepaid registered mail as follows:

Notices to Longview will be given to the following address and fax number:

LONGVIEW CAPITAL PARTNERS LIMITED
Pelican Drive
Road Town, Tortola
British Virgin Islands
Facsimile:   +1 284 494 4568
Attention:   The Secretary

Notices to MMI, Madison BVI and Madison PNG will be given to the following address and fax number:

c/o MADISON MINERALS INC.
Suite 2000, Guinness Tower, 1055 West Hastings Street
Vancouver, BC V6E 2E9
Facsimile:   (604) 331-8773
Attention:   The Secretary

or to such addresses as each Party may from time to time specify by notice.  Any notice will be deemed to have been given and received:

(a)

if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)

if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c)

if sent by facsimile transmission and successfully transmitted prior to 4:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 4:00 pm then on the first Business Day following the date of transmission.

ARTICLE 13
GENERAL

13.1

Other Activities and Interests

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Properties.  Each Party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, including business ventures involving mineral rights or Mineral Rights, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Parties or inviting or allowing the other to participate including, without limitation.

13.2

Entire Agreement

This Agreement and the exhibits hereto constitute the entire agreement between the Parties and supersede and replace any preliminary or other agreement or arrangement, whether oral or written, express or implied, statutory or otherwise heretofore existing between the Parties in respect of the subject matter of this Agreement, including without limitation the Letter Agreement.  This Agreement may not be amended or modified except by an instrument signed by each of the Parties.

13.3

No Waiver

No consent or waiver expressed or implied by any Party in respect of any breach or default by any other Party in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to, or a waiver of, any other breach or default.

13.4

Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Assets.

13.5

Manner of Payment

All payments to be made to any Party may be made by cheque or draft mailed or delivered to such Party at its address for notice purposes as provided herein, or for the account of such Party at such bank or banks in Canada as designated by each Party.  Such bank or banks will be deemed the agent of the designating Party for the purposes of receiving, collecting and receipting such payment.

13.6

Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.7

Special Remedies

Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Section  (Abandonment of Mineral Rights) or  (Confidential Information) would constitute an injury and cause damage to the other Parties that is impossible to measure monetarily.  Therefore, in the event of any such failure, the other Parties will, in addition and without prejudice to any other rights and remedies that they may have at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section  or  as the case may be, and any Party intending to breach or which breaches the provisions of Section  or  hereby waives any defence it may have in law to such injunctive or equitable relief.

13.8

Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

13.9

Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument.  This Agreement may be signed and accepted by facsimile.

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

LONGVIEW CAPITAL PARTNERS LIMITED
By: Signed “Damien Reynolds”
Name:Damien Reynolds
Title: Chairman

MADISON MINERALS INC.
By: Signed “Chet Idziszek”
Name: Chet Idziszek
Title: President

MADISON ENTERPRISES (BVI) INC.
By: Signed: “Chet Idziszek”
Name: Chet Idziszek
Title: President

MADISON ENTERPRISES (PNG) LIMITED
By: Signed: “Chet Idziszek”
Name: Chet Idziszek
Title: President

SCHEDULE A

PROPERTY DESCRIPTION

[OFFICE OF THE REGISTRAR OF TENEMENTS]

RENEWAL  EL 1093

1.

The “Properties” are defined as follows; (where Madison PNG is the 100% registered holder and is the 90% beneficial holder, and the remaining 10% beneficial interest is held in trust by Madison PNG for traditional landowners of the Properties, through the corporate entity name Kare-Puga Development Corporation PTY Limited)

Exploration Licence EL 1093 granted by the Office of the Register of Tenements, Department of Mining, Papua New Guinea. (Copy of EL 1093 Attached hereto)

2.

The “Encumbrances” are defined as follows:

None

SCHEDULE B

FEASIBILITY STUDY DEFINITIONS

The term “Preliminary Feasibility Study” used in this Agreement refers to a Type 2 Economic Feasibility Study and it shall include sufficient metres of drilling to support a Type 2 economic study.  The term Bankable Feasibility Study used in this Agreement refers to a Type 4 Economic Feasibility Study.

COMPARISON OF THE TYPES OF ECONOMIC FEASIBILITY STUDIES

Item

Ore Body

No. of drill holes

JORC category

Bulk sampling

Mine

Mining method

Mine layout

Equipment selection

Rock mechanics

Visit by mining engineer

Plant & Infrastructure Sites

Plant capacity

Plant and other sites

Maps and surveys

Soil and foundation tests

Site visits by project team

Process

Process flowsheets

Bench scale tests

Pilot plant tests

Energy and material balances

Facilities Design

Nature of Facilities

Equipment selection

General arrangements (mechanical)

General arrangements (structural)

General arrangements (other)

Piping drawings

Electrical drawings

Specifications

Type 1 0-10 Inferred None Assumed None Hypothetical None Possibly Assumed Assumed None None Possibly Assumed If available Not needed Not essential Conceptual Hypothetical None None None None None None

Type 2

Sufficient, but at least 3,000 metres

Measured/

Indicated

Possibly

General

Preliminary

Preliminary

None

Recommended

Preliminary

General

If available

None

Recommended

Preliminary

Recommended

Possibly

Preliminary

Possible

Preliminary

Minimum

Outline

Minimum

None

None

Performance

Type 3

Sufficient

Measured/

Indicated

Optimised

General

Optimised

Preliminary

Essential

Optimised

Approximate

Available

Preliminary

Essential

Optimised

Essential

Probably

Optimised

Probable

Optimised

Preliminary

Outline

Outline

One-line

One-line

General

Type 4

Sufficient

Measured/

Indicated

Finalised

Detailed

Finalised

Essential

Essential

Finalised

Specific

Detailed

Final

Essential

Finalised

Essential

Essential

Finalised

Actual

Finalised

Complete

Preliminary

Preliminary

Some detail

Some detail

Detailed

Item

Basis for Capital Cost Engineering

Estimates prepared by

Vendor quotations

Civil work

Mechanical work

Structural work

Piping and instrumentation

Electrical work

Indirect costs

Contingency

Operating Cost Determination

Labour rates

Labour burden

Power costs

Fuel costs

Expendable supplies

Reagents

Parts

Economic Analysis

Discounted cash flow

Taxation data

Revenue base

Use of Estimates

Relative Cost

Type 1

Project Engineer

Previous

Rough sketch

% of machinery

Rough sketch

% of machinery

$ per hp

% of total

20-25%

Assumed

Assumed

Assumed

Assumed

Assumed

Assumed

Assumed

Manual

Generalised

Historical

Comparison/

rejection

“x”

Type 2

Senior Estimators

Single source

Drawing estimate

% of machinery

Preliminary drawings

% of machinery

$ per hp

% of total

15-20%

Investigate

Calculated

Actual

Verbal quote

Verbal quote

Verbal quote

Verbal quote

Detailed

Detailed

Current

General

Feasibility

3x

Type 3

Senior

Estimators

Multiple

Drawing estimate

Man-hours per ton

Take-off per ton

Take-off

Take-off

Calculated

15%

Get contracts

Calculated

Actual

Letter quote

Letter quote

Letter quote

Letter quote

Detailed

Detailed

Letters of indication

Budget

5x

Type 4

Estimating

Department

Competitive

Take-offs

Man-hours per ton

Take-off per ton

Take –off

Take –off

Calculated

10%

Get contracts

Calculated

Contract

Contract

Contract

Contract

Letter quote

Detailed

Detailed

Written proposals

Funding

10x

TYPE 2 ECONOMIC FEASIBILITY STUDY

Basis:       A Type 2 estimate is usually carried out after drilling has confirmed the shape and attitude of the mineralisation.  Some reserves might be calculated as drill-indicated and the potential reserves are becoming clear.  There should be sufficient bench-scale metallurgical test work to determine the probable process flow sheet and approximate material balance, and to size major items of process machinery.  Product specifications will be determined following preliminary indications from buyers.  One or more visits to the actual plant are mandatory.  Minimum general arrangement drawings are prepared, and equipment lists are based on recent letter quotations from vendors.  Specifications are not prepared, and enquiries are usually limited to a single vendor.  Facility costs are estimated by making approximate quantity take-offs from the general arrangement drawings and applying unit cost factors elsewhere.  While foundation, concrete and structural steel are not defined in detail, it is possible to make approximate estimates from the drawings.  Machinery installation and electrical costs are estimated more accurately than in Type 1.  However, percentage factors are still employed for many installation costs.

Percentage factors are used to determine indirect costs.  Revenue is estimated on the basis of probable plant performance and current terms being offered smelters or other buyers.

Information Required

It is necessary to know the plant capacity required by the project and some written reports from competent metallurgical laboratories should be available concerning process requirements for calculating operating costs.  Actual labour contracts from the area should be obtained and letter quotations should be obtained from suppliers of basic materials such as fuel, power, explosives, grinding media, reagents, etc.  Written schedules should be obtained from utility companies serving the area.

Skills Employed

A Type 2 estimate is made under the supervision of a project engineer knowledgeable in the sector of the mining industry covered by the feasibility study.  However, since minimum general arrangement drawings are available, assistance may be sought from professional estimators familiar with the sector covered by the study.

Use of Estimates

Type 2 estimates still contain heavy contingencies, amounting to 15% to 20% for structures and at least 10% for machinery and installation.  The percentage assigned to contingencies is a judgement factor and is not to be interpreted as meaning that estimates are necessarily accurate within this percentage range, nor is there any implied reference to any order of accuracy.  A Type 2 estimate may be suitable to indicate feasibility, but it is not adequate for budgeting the project, depending on the individual policy of the owner.  A Type 2 estimate usually describes a conceptual installation that might be built rather than the installation which will be built.

TYPE 4 ECONOMIC FEASIBILITY STUDY

Basis

A Type 4 estimate is based upon proven ore reserves and contains all of the input of a Type 3 estimate with regard to process information.  Product specifications will be finalised, based on thorough market investigations.  It is based on general arrangement drawings, supported by piping and instrument drawings, and general arrangement drawings of structural steel and concrete.  Drawings prepared may constitute approximately 25% or more of the drawings that will ultimately be required for the project.  The total facility costs are estimated by making quantity take-offs and obtaining subcontract quotations for steel and concrete.  Specifications are prepared and submitted to several machinery vendors who are requested to submit formal proposals.  Machinery installation and electrical costs are determined by a professional estimating department.  A detailed estimate can be prepared covering construction plant and construction camp and the contractors’ field overhead.  Sufficient drawings have been provided so that a detailed estimate can be made of the remaining engineering costs.  Revenue projections are derived from calculated plant performance and payment terms determined from written proposals from smelters or other buyers.

Information Required

In addition to all of the information input contained in Type 2 and Type 3 estimates, it will be necessary to have accurate topographic maps and actual surveys of the plant site, together with foundation data.  A professional estimator should make several trips to the field with the project engineer to obtain information on all local codes and regulations pertaining to land use, and air and water pollution.  Availability and cost of labour should be thoroughly investigated.  All of the factors mentioned in Type 2 and Type 3 estimates which affect operating costs should be obtained in detail, preferably in written quotations from vendors and utility companies.

Skills Employed

A Type 4 capital cost estimate is made entirely by professional estimators, supervised by the project engineer.  Operating costs are estimated by the project engineer.

Use of Estimates

A Type 4 estimate contains minimum contingencies, but never less than 10%.  The percentage assigned to contingencies is a judgement factor, and is not to be interpreted as meaning that estimates are necessarily accurate within this percentage range, nor is there an implied reference to any order of accuracy.  A Type 4 estimate may be suitable for funding of the project; however, clients may differ as to the amount of detail that they require for funding.  A Type 4 estimate should enable the client to authorise the engineers to proceed with a turn-key job of detailed design and construction.  Additional detail design will be required, but the designs and estimates provided in the Type 4 estimate are for the plant that will be built and at this point further modifications would be minimal.  A Type 4 estimate is seldom undertaken unless there is reasonable assurance as to the feasibility of the project.  It may be follow-on work after a Type 1, Type 2 or Type 3 estimate.  Financing is often arranged on the basis of a Type 3 estimate.

SCHEDULE C

SUMMARY OF SHAREHOLDER AGREEMENT TERMS

1.

Definitions

Any capitalized term used in this Schedule C shall have the meaning ascribed to such term in the Agreement.

In addition, the following terms have the following definitions:

(a)

“Agreement” means the Option Agreement that this Schedule C is attached to;

(b)

“Company” means Madison Enterprises (PNG) Limited;

(c)

“Participant” means a Party that owns Shares;

(d)

“Participating Interest” of a Participant means its interest in the Project, which is comprised of its Shares and its interest in the Shareholders Agreement, expressed as a percentage;

(e)

“Project” means the project for mineral exploration and, if warranted, the development and exploitation of mineral deposits located on the Properties, and the distribution to the Parties of the mineral products produced therefrom or of net profits from the sale of such mineral products;

(f)

“Shareholders Agreement” means a shareholders agreement between Participants governing the affairs of the Company in connection with the Project; and

(g)

“Shares” means common shares in the capital of the Company;

2.

Entering into of Shareholders Agreement

The Participants will enter into the Shareholders Agreement according to Section 7.1 of the Agreement which contemplates the Participants (or their applicable subsidiary) becoming shareholders to the Company and entering into the Shareholders Agreement to govern the affairs of the Participants in respect of the Project and that will be governed by the Shareholders Agreement.  The terms set out in this Schedule are not exhaustive.

3.

Initial Participating Interests and Contributions

Upon the Participants entering into the Shareholders Agreement as set out in Section 7.1 of the Agreement, the Parties will have the Participating Interest as set out in the Agreement, and will be deemed to have made the contributions to the Company as set out in Section 7.2 of the Agreement.  The Participants’ Participating Interest will be subject to the BFS Election and to dilution as set out below.

4.

Management Committee

(a)

Company to be under the management of a management committee (“MC”) with 2 members being appointed by each Participant and voting according to the Participants’ Participating Interests in the Company;

(b)

the board of directors of the Company will delegate all necessary authority and responsibility to the MC to the greatest extent allowable by the laws of the jurisdiction in which it is incorporated, in order to enable the MC to properly manage the affairs of the Company as contemplated herein, and if such delegation is not allowable under the laws of the jurisdiction of the Company, all the provisions of this Section  will apply to the Board of Directors of the Company instead of the MC and the Board of Directors will perform all functions of the MC, with adjustments to voting thresholds being made to comply with such laws and no MC will be formed;

(c)

MC decision-making to be on the basis of a majority vote, provided that a special majority of 80% would be required for decisions relating to the following and if no decision can be reached, such decision will be subject to arbitration:

(i)

any production decision;

(ii)

the permanent suspension of operations;

(iii)

any non-arms-length agreements;

(iv)

the granting of any pledge, security interest or other encumbrance over any of the Company’s assets, other than in connection with a project financing or the purchase of such assets;

(v)

the consolidation, merger or amalgamation or otherwise combining with any other corporation by the Company;

(vi)

altering, amending or otherwise modifying the authorized capital of the Company or the articles/by-laws of the Company;

(vii)

any split or consolidation of the capital of the Company, whether issued or unissued;

(viii)

selling, transferring or assigning all or substantially all of the assets of the Company;

(ix)

issuing additional shares of the Company;

(x)

changing the number of directors of the Company;

(xi)

winding up the Company or otherwise terminating or ceasing operations of the Company;

(xii)

providing financial assistance to any Participant or any affiliate or associate of thereof; and

(xiii)

repurchasing all or part of the Shares held by the Participants.

(d)

MC meetings at least semi-annually and permitted by telephone.

5.

Operator

(a)

Participant with largest Participating Interest to be initial operator and will remain so unless operator’s Participating Interest ceases to be the largest or operator resigns or is removed for default;

(b)

non-operator may refer question of operator default to arbitration if it is outvoted on MC motion to remove operator for default;

(c)

operator, among other usual and standard obligations, to keep property in good standing and free of encumbrances, comply with laws, maintain proper books and accounts and adequate insurance and operate according to good mining practices;

(d)

operator to conduct activities according to approved programs, production programs or operating programs (as the case may be) and budgets, with sole responsibility for overruns exceeding 10% on any such programs and the sole responsibility for any such programs required when there are unexpected circumstances requiring the operator to incur expenditures that were not anticipated in order to protect life and property under emergency conditions, with the operator submitting forthwith a program to the MC to incur such expenditures, with such program being mandatory and deemed approved by the MC;

(e)

if a program or production program to which a Participant elected not to contribute is completed or terminated with less than 80% of the budgeted costs having been incurred, the operator will give the non-contributing Participant notice thereof, including the results of such program or production program, and the non-contributing Participant may, within 30 days after the notice, elect to pay to the Company its proportionate share of the actual costs of the completed program or production program and thereby reinstate its Participating Interest in the Company.  The Company will reimburse the contributing Participant for the additional Shares that it subscribed for, which such Participant will surrender to the Company for cancellation and re-issue to the reinstating Participant, who will thereby regain the percentage of Shares that it held at the commencement of that program or production program;

(f)

operator right to cash call 90 days in advance to cover anticipated approved program, production program or operating program expenditures, including a reasonable amount of working capital;

(g)

operator’s charges for overheads to be 5% of direct costs before a production decision and 3% of direct costs after a production decision;

(h)

operator lien on Participant’s share of production to secure cost share of operating and other costs after commencement of commercial production, with operator right to advance share of Party in default; and

(i)

in the event the operator does not submit a program or a production program for a period of 18 months, the non-operator will have the right to submit to the MC a program or production program, and the operator will have the option to accept such non-operator program or production program, or reject it. If it accepts it, the operator will implement such program, and if the operator rejects it, the non-operator can sole fund such program and straight-line dilution will occur of the operator’s shareholdings in the Company.

6.

Programs and Production Programs

(a)

operator to submit annual programs or production programs for MC approval and all activities conducted are pursuant to annual approved programs and production programs;

(b)

production program to be prepared by operator based on an approved Bankable Feasibility Study;

(c)

approval of first production program constitutes production decision, with production costs to include all costs from the production decision to the commencement of commercial production;

(d)

each Participant obliged to finance its own cost share of production costs, with the right to pledge its shares in the Company;

(e)

subject to Section 7.1 of the Agreement,  Participants to have an election as to whether to participate in any approved program or approved production program in accordance with their Participating Interests in the Company;

(f)

election to participate in an approved program or production program makes a Participant liable for its cost share of all expenditures for that program (including, in the case of a production program, all production costs) and electing not to participate results in straight-line dilution of interest, i.e., the defaulting Participant’s Participating Interest will be reduced by the figure arrived at by:

(i)

multiplying by 100 the quotient determined by dividing: (x) the sum of the defaulting Participant’s contributions to date and the amount that the non-contributing Participant elects not to contribute under such applicable program by (y) the sum of both Participants’ contributions to date and the amount that both Participants are required to contribute under such applicable program; and

(ii)

thereafter recalculating the Participating Interest of the non-contributing Participant by subtracting the figure arrived at in  above from 100;

(g)

failure to pay cost share of an approved program or production program after electing to participate constitutes default and results in dilution at double the rate provided in section , i.e., the defaulting Participant’s Participating Interest will be reduced by the figure arrived at by:

(i)

multiplying by 100 the quotient determined by dividing: (x) the sum of the defaulting Participant’s contributions to date and the amount that the defaulting Participant elects to contribute (but fails to pay) by (y) the sum of both Participants’ contributions to date and the amount that both Participants elect to

(ii)

 contribute to the program (with the amount that the non-defaulting Participant shall contribute on behalf of the defaulting Participant to be multiplied by two); and

(iii)

thereafter recalculating the Participating Interest of the non-defaulting Participant by subtracting the figure arrived at in  above from 100.

(h)

if a Participant’s Participating Interest in the Company is diluted to 10% or less its shareholdings in the Company will be converted to a royalty equal to 1% of the net smelter returns from the Properties.

7.

Project Financing

(a)

for joint venture costs after a production decision, operator to secure project financing on the optimal terms available (seeking the most appropriate blend of debt and equity in the context of the approved Bankable Feasibility Study); and

(b)

Participants to grant any encumbrance on their Shares which is required under the financing terms to the extent required.

8.

Operating Programs

(a)

following commencement of commercial production, operator to submit annual operating programs for MC approval and all activities to be conducted pursuant to annual approved operating programs; and

(b)

no election by Participant as to participation in approved operating programs; default allows operator lien to be enforced whereby operator can recover defaulted amount from defaulting Participant’s share of production at a per annum rate equal to the LIBOR plus 3%.

9.

Disposition of Production

Each Participant may take production in kind by way of declaration of a dividend or some other distribution from the Company (subject to operator’s lien), but is free to make separate arrangements with operator to market its share.

10.

Transfers of Interests

Transfers to affiliates will be permitted, except transferring party will still be liable for all obligations under the Shareholders Agreement.  All other transfers will be subject to a right of first refusal.

11.

Withdrawal and Winding Up

No withdrawal by a Participant or winding up of the Company or the Project without adequate payment of or security for reclamation and closure costs.

12.

Dividend Policy

In respect of any financial year that the Company has after tax profits available for distribution, each Participant will procure that, subject to only to the prudent financial requirements of the Company, not less that 100% of the after tax profits are distributed to the Participants. The Company shall adopt a policy of declaring and causing to be distributed on a quarterly basis as a dividend or return of capital, cash equal to the amount of the Company’s available cash at such time as determined in good faith by the MC.  For purposes of this section, “available cash” means the maximum amount of cash legally available under applicable laws and contracts to be distributed to the Participants as a dividend from profits or as a return of capital, minus an amount that the MC in good faith determines should be retained in the Company to meet or fund debt service commitments, working capital requirements, capital expenditures (but excluding capital expenditures for project expansions) and reclamation and bonding obligations of the Company and a prudent amount of cash for emergency requirements not to exceed 2 % of the after tax profits for the applicable quarter.  These distributions from the Company to the Participants, whether by way of dividends, loan repayments or otherwise, will be made pro rata according to their Participating Interests in the Company.

13.

Other

(a)

force majeure as in article 9 of the Agreement;

(b)

confidentiality provisions as in article 10 of the Agreement;

(c)

arbitration as in article 11 of the Agreement; and

(d)

such other provisions as may be customary and reasonable in mining ventures of this type.

END

SCHEDULE D

LIST OF LITIGATION

The following is a list of outstanding litigation in respect of the Properties:

(1)

Lapse of alluvial Special Mining Lease

From 1990 to 2000, part of the Properties consisting of 5,010 hectares was subject to an alluvial mining lease (designated “SML1K”) held at the time of the expiry, by Kare-Puga Development Corporation Limited (“KDC”).  At one stage, the Government Papua New Guinea (“PNG”) issued a Regulation which sought to extend the rights under SML1K to include non-alluvial mining rights.  During 1994 and 1995, the predecessors in title of Madison PNG successfully obtained orders from the Courts that the rights associated with SML1K were confined to alluvial mining.  In any case, SML1K expired by effluxion of time on 26 September 2000.  KDC obtained an ex parte interlocutory order from the National Court on 27 September 2000 (in proceedings OS 574/00) which provided that the term of SML1K was extended for a period of one year pending the hearing of claims regarding an extension of SML1K.  These orders were discharged upon application by Madison on 9 February 2001.

(2)

Legal Proceedings – 2000 renewal of the Tenement

Legal proceedings were filed in the National Court on 7 December 2000 by KDC and Mt Kare Gold Resources Limited against the Minister for Mining of PNG, the Mining Advisory Board of PNG, Madison PNG and Matu Mining Limited (“Matu”) seeking to challenge the renewal of the Tenement in 2000.  The application was to be by way of judicial review of the Minister’s decision, for which purpose leave to make the application was obtained.  The application has not been pursued by the plaintiffs in these proceedings.  KDC was deregistered by the Registrar of Companies on 27 June 2002 (although it is possible that it can be reinstated).  The proceedings are considered dormant and there are grounds for defending the proceedings.  However, it is possible that they could be reactivated and, if successful, could affect Madison PNG’s title to the Properties.

(3)

Action No. 0S No. 902/05 served on Madison PNG on September 30, 2005

Legal proceedings filed by KDC and Mt. Kare Gold Development Corporation Limited against the Minister for Mining of PNG, the Mining Advisory Board of PNG, Madison PNG and Matu and others requesting that (i) the decision to grant the application to renew Exploration Licence 1093 by the Minister of Mining of Papua New Guinea be quashed; (ii) the decision to renew Exploration Licence 1093 by the PNG Mining Advisory Board be quashed; and (iii) an injunction restraining Madison PNG and Matu from carrying out further exploration or development work on Exploration Licence 1093.

(4)

Legal Proceedings threatened by Waim No 85 Ltd.

On March 25, 2004, Madison PNG received a letter of demand from legal counsel to Waim No 85 Ltd., which purports to acts as the agent and representative of the Paila Landowner Groups and the Tari Landowner Groups.  The letter threatens legal proceedings based on alleged breaches concerning the Joint Venture Agreement dated March 10, 1998 and allegations arising from the lapse of SML1K.

EXHIBIT 4K

SUPPLEMENTARY AGREEMENT

THIS AGREEMENT made as of the 9th day of November 2005.

BETWEEN:

LONGVIEW CAPITAL PARTNERS LIMITED, a corporation organised under the laws of the British Virgin Islands,

(“Longview”)

OF THE FIRST PART

AND:

MADISON MINERALS INC., a corporation organised under the laws of British Columbia,

(“MMI”)

OF THE SECOND PART

AND:

MADISON ENTERPRISES (BVI) INC., a corporation organised under the laws of the British Virgin Islands,

(“Madison BVI”)

OF THE THIRD PART

AND:

MADISON ENTERPRISES (PNG) LIMITED, a corporation organised under the laws of Papua New Guinea,

(“Madison PNG”)

OF THE FOURTH PART

WHEREAS:

A.

By an agreement made as of the 17th day of October, 2005 (the “Option Agreement”), Madison BVI granted to Longview the right to acquire up to a 100% Interest in Madison PNG;

B.

The operations of Madison PNG have been funded to date primarily by advances from MMI, some of which have been assigned to Madison BVI;

C.

As of October 11, 2005, the operations of Madison PNG have been funded by advances from Longview and, in the event that Longview elects not to acquire a 100% Interest, by MMI;

D.

On November 8, 2005 the Exchange provided approval of the First Option set out in the Option Agreement; and

E.

The Parties wish to enter into this supplemental agreement to set forth the manner in which all past and future advances to Madison PNG will be treated, to set forth the respective rights and obligations of the Parties in respect thereof and to provide a mechanism for shareholder approval of the Option Agreement if required by the Exchange.

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the sum of $10 now paid by Longview to MMI, Madison and Madison PNG and by MMI, Madison and Madison PNG to Longview, the receipt of which is hereby acknowledged by such Parties, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged by such Parties, the Parties agree as follows:

1.

INTERPRETATION

1.1

In this Agreement, all capitalized terms shall have the meaning ascribed to them in the Option Agreement and the following words, phrases and expressions shall have the following meanings:

(a)

“Advances” means all amounts advanced to date or hereafter by Longview, MMI or Madison BVI to Madison PNG, some of which were subsequently assigned to Madison BVI by MMI; and

(b)

“Loans” means loans in the amount of $8,567,167 to Madison PNG or its subsidiaries assigned by MMI to Madison BVI.

1.2

In this Agreement including the recitals unless the contrary intention appears:

(a)

words denoting the singular include the plural and vice versa;

(b)

a reference to any one of an individual, corporation, partnership, joint venture, association, authority, trust or government includes (as the context requires) any other of them;

(c)

the table of contents and headings for the convenience only and do not affect interpretation;

(d)

a reference to any instrument (such as a deed, agreement or document) is to that instrument (or, if required by the context, to a part of it) as amended, novated, substituted or supplemented at any time and from time to time;

(e)

a reference to a party is a reference to a party to this Agreement and includes that party's executors, administrators, successors and permitted assigns;

(f)

a reference to “$” or “dollars” is a reference to an amount in Canadian currency;

(g)

a reference to a recital, clause, schedule or annexure is to a recital, clause (including sub-clause, paragraph, sub-paragraph or further subdivision of a clause), schedule or annexure of or to this Agreement, and a reference to a paragraph is to a paragraph in a schedule;

(h)

a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or substitution for, and any subordinate legislation under, that legislation or legislative provision;

(i)

where an expression is defined, another part of speech or grammatical form of that expression has the corresponding meaning;

(j)

where a matter is expressed to be within or to the knowledge of any person the matter is taken to be to the best of the knowledge and behalf of the person after having made reasonable enquiry; and

(k)

the word “including” and similar expressions are not and must not be treated as words of limitation.

2.

PRO RATED ASSIGNMENTS OF ADVANCES

2.1

 MMI, Madison BVI and Longview will, from time to time, apportion all Advances amongst themselves to reflect the Interest that each holds in Madison PNG at that time.

3.

PRO RATED ASSIGNMENTS OF THE LOANS

3.1

MMI and Madison BVI agree, subject to Article 4, to assign to Longview or its nominee:

(a)

49% of the Loans forthwith upon exercise of the First Option;

(b)

an additional 2% of the Loans forthwith upon exercise of the Second Option;

(c)

provided that Longview makes the BFS Election and delivers a Bankable Feasibility Study in accordance with paragraph 3.6(a) of the Option Agreement, an additional 14% of the Loans on the BFS Delivery Date; and

(d)

an additional 35% of the MMI Advances forthwith upon Longview acquiring the Madison BVI’s remaining Interest in Madison PNG pursuant to Section 3.8 of the Option Agreement.

4.

TAX EFFICIENCY

4.1

The Parties agree that they shall take all reasonable steps to make the transactions contemplated herein as tax efficient as possible and, in the event that they receive advice from their professional tax advisors that some other structuring is to the advantage of all of the Parties, the Parties will use reasonable commercial efforts to restructure the proposed assignments referred to in Articles 2 and 3 in accordance with such advice.

4.2

Notwithstanding the provisions of Articles 2 and 3, the Parties agree that the Loans and the Advances will be excluded from any determination of the value of the Assets.

5.

EXCHANGE AND SHAREHOLDER APPROVAL

5.1

Section 3.13 of the Option Agreement will be deleted and replaced with the following:

“3.13   Agreement Subject to Exchange Approval

The Parties acknowledge that the Exchange has approved the First Option pursuant to its letter of November 8, 2005,and such approval will be deemed to be Exchange approval for the purposes of Section 3.2(a)(i).  The disposition of any further Interests is subject to Exchange approval, and MMI covenants to use best efforts to obtain such approval by June 30, 2006 (the “Second Exchange Approval”).”

5.2

If the Exchange requires that the shareholders of MMI approve the disposition of any further Interests (the “Shareholder Approval”), then MMI will use its best efforts to obtain such Shareholder Approval as soon as possible, and in any event no later than December 31, 2006, and management of MMI will recommend to the shareholders of MMI that they approve the disposition of the further Interests.

5.3

If the Second Exchange Approval or the Shareholder Approval is not obtained, then MMI, Madison BVI and Madison PNG will cause the board of directors of Madison PNG to be comprised of five members, and MMI and Madison BVI covenant that they will elect as directors of Madison PNG three nominees of Longview for as long as Longview is a shareholder Madison PNG.

6.

REPRESENTATIONS AND WARRANTIES

6.1

In addition to the representations and warranties provided for in the Option Agreement, MMI, Madison BVI and Madison PNG represent and warrant to Longview that:

(a)

There are no outstanding options, warrants, conversion privileges or other rights to purchase or acquire any capital stock of Madison PNG; and there are no agreements, contracts, commitments or other restrictions by which Madison PNG is bound to issue any shares of its capital.  Madison BVI is the sole registered and beneficial holder of the Madison PNG Shares, free and clear of all Encumbrances;

(b)

all material financial transactions of Madison PNG have been recorded in the financial books and records of Madison PNG in accordance with good business practice, and such financial books and records together with all disclosures made in the Option Agreement and this Agreement, present fairly the financial condition and the revenues, expenses and results of the operations of Madison PNG as of and to the date hereof.

(c)

the only assets of Madison PNG are the Assets and there are no material liabilities (contingent or otherwise) of Madison PNG of any kind whatsoever, and there is no basis for assertion against Madison PNG of any liabilities of any kind, other than:

(i)

liabilities disclosed or reflected in or provided for in the financial statements of Madison PNG, and

(ii)

liabilities were incurred in the ordinary course of the routine daily affairs of Madison PNG and, in the aggregate, are not materially adverse to Madison PNG

7.

NOTICE

7.1

Every Notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective Party set out on the first page hereof.

7.2

A Notice given in accordance with Section 7.1 will be treated as having been received:

(a)

if it is delivered before 5:00 p.m. on a Business Day, at the time of delivery otherwise at 9:00 a.m. on the next following Business Day;

(b)

on the third Business Day (or seventh Business Day if sent overseas) after posting, except in the event of disruption of the postal service in which event Notice or invoice, as the case may be, will be deemed to be received only when actually received; and

(c)

if sent by facsimile, upon production of a correct and complete transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this paragraph (but if the communication is not completed by 5:00 p.m. on a Business Day, otherwise at 9:00 a.m. on the next following Business Day.

7.3

Any Party may, at any time, give Notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such Party for the purposes of giving notice hereunder.

8.

AMENDMENTS

8.1

An amendment or variation of this Agreement shall only be binding upon a Party if evidenced in writing executed by that Party.

9.

SEVERABILITY

9.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.

FURTHER ASSURANCES

10.1

Each Party must do, sign, execute and deliver and must ensure that each of its employees and agents does, signs, executes and delivers all deeds, documents, instruments and acts reasonably required of it or them by Notice from another Party effectively to carry out and give full effect to this Agreement and the rights and obligations of the Parties under it.

11.

TIME OF ESSENCE

11.1

Time is of the essence of this Agreement.

12.

SUCCESSORS AND ASSIGNS

12.1

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

13.

OPTION AGREEMENT CONTINUES IN EFFECT

13.1

Except as amended by this Agreement, the Option Agreement remains unchanged and in full force and effect.

14.

GOVERNING LAW AND ATTORNMENT

14.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the courts thereof.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

LONGVIEW CAPITAL PARTNERS LIMITED

Signed “Damien Reynolds”

Per: Authorized Signatory

MADISON MINERALS INC.

Signed “Chet Idziszek

”

Per: Authorized Signatory

MADISON ENTERPRISES (BVI) INC.

Signed “Chet Idziszek”

Per: Authorized Signatory

MADISON ENTERPRISES (PNG) LIMITED

Signed “Chet Idziszek”

Per: Authorized Signatory

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 24, 2006

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 24, 2006

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer