Form 20-F
period 2006-10-31
MADISON MINERALS INC
filed 2007-02-28
CIK 1038621

MADISON MINERALS INC.

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9 Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 22, 2007	BY EDGAR

U.S. Securities and Exchange Commission

Document Control, Room 1004

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Dear Sir or Madam:

Re:

Form 20-F Annual Report - Commission File Number 0-29250

Please find enclosed for filing, pursuant to the Securities and Exchange Act of 1934, as amended from time to time, Madison’s Annual Report on Form 20-F for its October 31, 2006 fiscal year end, including exhibits.

Please do not hesitate to call me if you have any questions or comments regarding this matter.

Yours Truly,

MADISON MINERALS INC.

Signed “J.G. Stewart”

per:

J.G. Stewart

Secretary

JGS:ea

cc:

Davidson & Company, Attn: D. Harris

Miller Thomson LLP, Attn: Rupert Legge

Standard & Poor’s  Corporation (3 copies)

OTCBB Filings, Attn.: Pam Morris

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

October 31, 2006

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

The Exhibit Index is located on Page 72

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

35,371,076

Indicate by check mark whether the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes            No     X

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

Large accelerated filer          Accelerated filer          Non-accelerated filer    X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17     X      Item 18

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes            No     X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes            No            Not Applicable     X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2006 unless an earlier or later date is indicated.

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

4

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	22
C.	Organizational Structure	23
D.	Property Plants and Equipment	24
	Mt. Kare Property, Papua New Guinea	24
	Title	24
	Location, Access & Physiography	26
	Plant and Equipment	27
	Exploration History	27
	Exploration - Recent Results	28
	Regional and Local Geology	28
	Mineralization	29
	Proposed Exploration	29
	Doing Business in Papua New Guinea	29
	Lewis Property, Nevada	33
	Title	33
	Location, Access & Physiography	33
	Plant and Equipment	34
	Regional and Local Geology	34
	Mineralization	35
	Exploration History	35
	Exploration - Recent Results	37
	Proposed Exploration	37

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A.	Operating Results	38
	Fiscal Year Ended October 31, 2006 Compared to Fiscal Year Ended October 31, 2005	39
	Fiscal Year Ended October 31, 2005 Compared to Fiscal Year Ended October 31, 2004	40
	Fiscal Year Ended October 31, 2004 Compared to Fiscal Year Ended October 31, 2003	40
B.	Liquidity and Capital Resources	40
	October 31, 2006 Compared to October 31, 2005	41
	October 31, 2005 Compared to October 31, 2004	42
	October 31, 2004 Compared to October 31, 2003	42
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	43
	Outlook	43
C.	Research and Development, Patents and Licenses, etc.	43
D.	Trend Information	44
E.	Off-Balance Sheet Arrangements	44
F.	Tabular Disclosure of Contractual Obligations	44

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A.	Directors and Senior Management	44
B.	Compensation	45
	Option Grants in Last Fiscal Year	46
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	46
	Defined Benefit or Actuarial Plan Disclosure	47
	Termination of Employment, Change in Responsibilities and Employment Contracts	47
	Directors	47
	Securities Authorized For Issuance Under Equity Compensation Plans	48
C.	Board Practices	49

D.	Employees	49
E.	Share Ownership	49

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	Major Shareholders	50
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION	51
A.	Consolidated Statements and Other Financial Information	51
B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	52
A.	Offer and Listing Details	52
B.	Plan of Distribution	53
C.	Markets	53
D.	Selling Stockholders	53
E.	Dilution	53
F.	Expenses of the Issue	53

ITEM 10.	ADDITIONAL INFORMATION	53
A.	Share Capital	53
B.	Memorandum and Articles of Association	54
C.	Material Contracts	56
D.	Exchange Controls	56
E.	Taxation	58
	Material Canadian Federal Income Tax Consequences	58
	Dividends	58
	Capital Gains	58
	Material United States Federal Income Tax Consequences	59
	U.S. Holders	60
	Distributions on Common Shares of the Company	60
	Foreign Tax Credit	61
	Information Reporting and Backup Withholding	61
	Disposition of Common Shares of the Company	61
	Currency Exchange Gains or Losses	62
	Other Considerations	62
	Foreign Personal Holding Company	62
	Foreign Investment Company	62
	Passive Foreign Investment Company	62
	Controlled Foreign Corporation	63
F.	Dividends and Paying Agents	64
G.	Statements by Experts	64
H.	Documents on Display	64
I.	Subsidiary Information	64

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	64

PART II		65

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	65

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	65

7

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarise selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 15 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Results for the periods ended October 31, 2006 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31
		2006	2005	2004	2003	2002

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($2,035,938)	($45,694,375)	($970,743)	($729,046)	($677,995)
	Per Share¹	($0.08)	($2.25)	($0.06)	($0.05)	($0.07)
(c)	Total assets	$9,946,640	$2,752,148	$46,127,849	$44,267,125	$41,586,554
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$67,968,686	$60,528,028	$58,131,339	$55,882,956	$52,787,448
(f)	Total shareholder equity (deficiency)	$9,443,677	$2,397,212	$45,399,348	$44,138,131	$41,462,157
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the year
	Total	($2,035,938)	($45,694,375)	($970,743)	($729,046)	($677,995)
	Per Share¹	($0.08)	($2.25)	($0.06)	($0.05)	($0.07)

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

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($2,262,189)	($2,316,511)	($13,223,014)	($2,871,440)	($1,745,818)
	Per Share¹	($0.08)	($0.11)	($0.80)	($0.21)	($0.17)
(c)	Total assets	$7,372,191	$372,160	$222,565	$10,856,861	$10,070,684
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$67,968,686	$60,528,028	$58,131,339	$55,882,956	$52,787,448
(f)	Total shareholder equity (deficiency)	$6,869,228	$17,224	($505,936)	$10,727,867	$9,946,287
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the year
	Total	($2,262,189)	($2,316,511)	($13,223,014)	($2,871,440)	($1,745,818)
	Per Share¹	($0.08)	($0.11)	($0.80)	($0.21)	($0.17)

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

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On February 22, 2007, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1616.

The following table sets out the high and low exchange rates for each of the last six months.

	2007		2006
	January	December	November	October	September	August
High for period	1.1848	1.167	1.1495	1.1415	1.1289	1.1373
Low for period	1.1652	1.138	1.1256	1.1146	1.1035	1.1040

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2006	2005	2004	2003	2002
Average for the period	1.1417	1.2135	1.3149	1.4377	1.5715

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2006 was $61,952,691.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.64 to a high of $1.27 in the period beginning October 31, 2006 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

The Company and its officers and directors are residents of countries other than the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties.  The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia).  The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis.  The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Latin American), S.A., a Panamanian corporation, Madison Enterprises (Nevada) Inc. and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation which, in turn, has one wholly-owned direct subsidiary, Madison Enterprises (PNG) Ltd., a Papua New Guinea corporation.  Madison Enterprises (PNG) Ltd. has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited and Oakland Limited, both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited, a Papua New Guinea corporation.  Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited which is a Papua New Guinea corporation.  See “Item 4 - Information on the Company - C. Organisational Structure” below.

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

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement and an amending agreement dated June 22, 2006 (collectively the “Longview Agreement”) between the Company, Madison Enterprises (BVI) Inc. (“MBVI”), Madison Enterprises (PNG) Ltd. (“MPNG”) and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview can acquire interests in the Mt. Kare Property on the following terms:

(a)

Longview will complete and deliver to the Company a preliminary feasibility study by July 4, 2007, provided however, that Longview must, by August 31, 2006, have made significant progress in the preparation of such preliminary feasibility study;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above and made the payments referred to in paragraph (c) below, Longview will have acquired 49% of the shares of MPNG, the holder of the Mt. Kare Property, and shall be entitled to elect a majority of the directors of MPNG;

(c)

Longview will pay the Company a total of CAD$650,000 by October 1, 2006, all of which has been paid;

(d)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Longview delivers a bankable final feasibility study through representation on a management committee;

(e)

Following the delivery of a preliminary feasibility study, Longview will have the right to acquire a further 2% interest in MPNG by paying a further $500,000 on or before August 15, 2007;

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

Longview Investment also purchased 800,000 units of the Company at a price of $0.25 per unit, each unit comprised of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share until July 5, 2006.  In October 2005, Longview granted to Buffalo Gold Ltd., a Canadian public company related by a director in common, an option to acquire all of its interest in the Longview agreement.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.  As at October 31, 2005, the Company had spent $45,322,341 on capital expenditures including the exploration of the Mt. Kare Property, however, this amount was written down to $500,000 due to the uncertainty of the recoverability of the historical carrying value of the property. During the fiscal year ended October 31, 2006 option payment proceeds of $500,000 were received, resulting in the carrying value of the property being reduced to $Nil.

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

For financial reporting purposes, since no further exploration was intended for the Belencillo Property at the time, the Company wrote off to operations resource property and deferred costs totalling $2,267,471 during the fiscal year ended October 31, 2001.  During the fiscal year ended October 31, 2006, the Company spent $42,322 on sampling and trenching carried out by Petaquilla Minerals Ltd., the Company’s joint venture partner. Results are pending.

Acquisition of the Lewis Property, Nevada

In June 2002, the Company became a party to agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with Victory Exploration Inc. (formerly F.W. Lewis, Inc.) (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  In order to exercise their option, the Company and GAM must:

(a)

pay Lewis

(i)

US$25,000 on execution of the Lewis Agreement (paid);

(ii)

US$2,000 per month from June 1, 2002 to December 1, 2002 (paid); and

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

As at October 31, 2006, the Company had spent $2,440,203 on exploration of the Lewis Property and has made all payments due under the Lewis Agreement to December 31, 2006, thereby acquiring a 60% interest in the Lewis Agreement and the Company and GAM have formed a 60/40 joint venture for further exploration and development of the Lewis Property.

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

The Company’s operations in Papua New Guinea are governed primarily by the Mining Act 1992 (Mining Act).  The Mining Act and related regulations cover all the salient points of the application process, land tenure, responsibilities and reporting guidelines for exploration and mining companies as well as compensation matters and issues relating to the local population.

On 1 January 2006, the Mineral Resources Authority Act 2005 (“MRA Act”) came into operation.  One of the purposes of the MRA Act is that it establishes the Mineral Resources Authority (“Authority”) as an independent statutory body to replace the existing Department of Mining (“Department”) in carrying out its various functions as the principal regulatory body over the mining industry in Papua New Guinea.  Under the MRA Act, the administration and enforcement of the Mining Act is the responsibility of the Authority.   At the date of this disclosure, the replacement of the Department with the Authority is in a transitional phase.  As a result, the Department is continuing to act as the regulatory body until such time as the Authority is operational, which has led to some uncertainty in the mining industry.

The MRA Act also amended various provisions of the Mining Act, effective from 1 January 2006.  One amendment to the Mining Act, is the replacement of the Mining Advisory Board with the Mining Advisory Council (“Council”), whose function is to advise the Minister for Mining (“Minister”) on such matters as the Minister may refer to the Council.

Under the Mining Act, an Exploration Licence (“EL”) is granted and renewed by the Minister for Mining, on advice and recommendations from the Council.  At the date of this disclosure, the replacement of the Mining Advisory Board with the Mining Advisory Council is in a transitional phase.  As a result, any applications for the grant or renewal of tenements are not being considered by the Minister until the Council has been constituted.  An application to extend (i.e. renew) the term of EL 1093 was lodged with the Department on 23 May 2006.  Pursuant to section 112 of the Mining Act, EL1093 continues in effect until such time as the Minister has determined the application on advice and recommendations from the Council.

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

Minimum expenditure commitments under an EL are K300 per sub-block per year in the first two year term of an EL, K700 per sub-block per year in the second two year term of an EL and K1,500 per sub-block per year in the third and subsequent terms of an EL.  One kina is approximately equal to Cdn.$0.40 and there are approximately 3.4 square kilometres in each sub-block.

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

Under the Mining Act, all dealings concerning a legal or equitable interest in a mineral tenure are subject to approval by the Minister for Mining  as well as a requirement for registration in the Register of Tenements.

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

Mt. Kare Property, Papua New Guinea

Title

The Company, through its wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”), owns a 90% beneficial interest in the Mt. Kare Property.  It holds the other 10% in trust for Kare-Puga Development Corporation Pty Limited (“KDC”), a private Papua New Guinea company that represents the traditional landowners at Mt. Kare and in turn, holds its 10% beneficial interest in trust for such traditional landowners.

On March 20, 1998, the Company, its predecessors in title and KDC entered into a joint venture agreement (the “Joint Venture Agreement”) to govern future exploration and development of the Mt. Kare Property.   The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of the Company and KDC as between themselves.  The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by the Company; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits.

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement (collectively the “Longview Agreement”) between the Company, Madison Enterprises (BVI) Inc. (“MBVI”), MPNG and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview can acquire interests in the Mt. Kare Property on the following terms:

(a)

Longview will complete and deliver to the Company a preliminary feasibility study by July 4, 2007, provided however, that Longview must, by August 31, 2006, have made significant progress in the preparation of such preliminary feasibility study;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above and made the payments referred to in paragraph (c) below, Longview will have acquired 49% of the shares of MPNG, and shall be entitled to elect a majority of the directors of MPNG;

(c)

Longview will pay the Company a total of CAD$650,000 by October 1, 2006, all of which has been paid;

(d)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Longview delivers a bankable final feasibility study through representation on a management committee;

(e)

Following the delivery of a preliminary feasibility study, Longview will have the right to acquire a further 2% interest in MPNG by paying a further $500,000 on or before August 15, 2007;

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

EL 1093 is an exploration licence granted under the Mining Act 1992 of Papua New Guinea on August 29, 1994 to Matu for a two-year term.  EL 1093 was renewed for an additional two-year term on December 6, 1996 without a reduction in the area of the licence.  EL 1093 was renewed for a third two-year term on April 7, 1999 without a reduction in the area of the licence. EL 1093 was renewed again in the years 2000, 2002, 2004 and in 2006 a further application for renewal was submitted. This application is pending..  EL 1093 provides that, at any time prior to commencement of mining at Mt. Kare,  the Government may purchase up to a 30% equity interest in any mineral discovery on the property, for a price equal to its proportionate share (up to 30%) of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro rata in additional required development expenditures.

Location, Access & Physiography

The Mt. Kare Property is comprised of a 220 km2 exploration licence, EL 1093, located in the Enga Province of the central highlands of mainland Papua New Guinea as shown on the location map below.  The centre of the property corresponds to approximately 5o34’S latitude and 142o59’E longitude. The Porgera gold mining operation is located 17 kilometres to the northeast and the Mt. Kare Property is contiguous to the Porgera property.

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

PROPERTY LOCATION

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

The first significant exploration work conducted on the Mt. Kare Property was by CRA Exploration Pty. Ltd. (“CRA”) of Australia between 1986 and 1991.  This included preliminary regional reconnaissance geochemical exploration followed by trenching, geological mapping, geophysical surveying, sampling, petrological studies, diamond drilling and an evaluation of alluvial gold resources.

Between 1989 and 1990, the Mt. Kare Property was the subject of an alluvial and colluvial gold rush.  At the peak of the rush, as many as 10,000 alluvial and colluvial miners may have been working on the property now covered by EL1093. All of the alluvial and colluvial gold recovered was by primitive manual methods using shovels and gold pans.

Mechanised alluvial mining at Mt. Kare commenced on SML 1 in early 1991 under CRA operatorship and continued until August 1991 when the CRA exploration camp at Mt. Kare was destroyed by discontented local landowners and alluvial miners.  All hardrock exploration was halted shortly thereafter and CRA undertook no further fieldwork took place at Mt. Kare.  CRA elected not to renew the exploration licence when it expired in September 1993.

Between 1993 and 1996, little exploration work was undertaken, due to litigation relating to title to the Mt. Kare Property that was settled in 1996.

The Company carried out extensive exploration of the Mt. Kare Property between 1996 and 2005, including construction of a 50-man exploration camp; prospecting and trenching; surveying; geological mapping; geochemical sampling; structural interpretation based on satellite and airphoto imagery, airborne and ground geophysical surveying; metallurgical testing; and 240 diamond drill holes totalling approximately 38,000 metres.

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

Exploration - Recent Results

Since late 2005, exploration at Mt. Kare has been undertaken by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in MPNG, the holder of the Mt. Kare Property.  The Company has been advised by Buffalo that this work has been comprised of the preparation of a pre-feasibility study on the existing resources; an investigation of the potential for increasing the resource base by extending the known ore zones both along the strike and down dip; the evaluation and exploration of other known targets that exist on the property that have yet to be investigated and measured and a re-evaluation and assessment of the regional potential.  To that end, Buffalo has drilled 64 holes for 9,000 metres to the end of 2006.

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

Proposed Exploration

The Company has no plans to conduct any further exploration on its Mt. Kare Property at the present time as all proposed work is being carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in MPNG, the holder of the Mt. Kare Property.  The Company has been advised by Buffalo that it expects to complete the pre-feasibility study currently in preparation on the existing resources by June 2007 and that Buffalo will continue its investigation of the potential for increasing the resource base by extending the known ore zones both along the strike and down dip and its the evaluation and exploration of other known targets that exist on the property that have yet to be investigated and measured.

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

Papua New Guinea has a system of currency exchange controls, which is administered by the Bank of Papua New Guinea as the Central Bank under the Central Banking (Foreign Exchange and Gold) Regulation and the Exchange Control Notices issued thereunder (“Foreign Exchange Regulations”).

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

Mineral Tenure Guidelines

The Mining Act  enacted by the Papua New Guinea government became effective on August 26, 1992.  The Mining Act and related regulations cover all the salient points of the application process, land tenure, responsibilities and reporting guidelines for exploration and mining companies as well as compensation matters and issues relating to the local population.

Recent changes have been made to the legislation governing mining in Papua New Guinea including the coming into operation of the MRA Act on 1 January 2006 and subsequent amendments to various provisions of the Mining Act (See “Item 4. - Information On The Company - B. Business Overview”).

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

Following the renewal of EL 1093 on 29 August 2004, the area of EL 1093 remains at 65 sub-blocks, the Minister for Mining having waived the requirement for relinquishment of one-half of the area of the licence upon renewal.  Minimum expenditure commitments under an EL are K300 per sub-block per year in the first two-year term of an EL, K700 per sub-block per year in the second two-year term of an EL and K1500 per sub-block per year in the third and subsequent terms of an EL.  One kina is approximately equal to Cdn.$0.40 and there are approximately 3.4 square kilometres in each sub-block.

A major mine would be developed on a Special Mining Lease (SML) granted by the Governor General on the advice of the National Executive Council.  The mine developer is usually required to enter into a Mining Development Contract with the Government of Papua New Guinea in relation to each major or very large mine.  Any such agreement would be based on the format of the Government's Standard Mining Development Contract, although various parts of this Contract are open to negotiation depending on the particular circumstances of each development.

Small and medium mines can be developed on a Mining Lease (ML).  The grant of an ML requires only the approval of the Minister for Mining.  If an EL has been granted with respect to a particular property, then an application for an SML or an ML may only be made by the holder of the EL, on its own or together with its proposed transferee.

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

Under the Mining Act, all dealings concerning a legal or equitable interest in a mineral tenure are subject to approval by the Minister for Mining as well as a requirement for registration in the Register of Tenements.

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

Environment

Protection of the environment of Papua New Guinea is regulated by the Environment Act 2000 which came into operation on 1 January 2004.  The Minister for the Department of Environment and Conservation is responsible for the Act.  The Director is responsible for the administration of the Act and an Environment Council is established, whose role is to provide advice to the Minister or Director. All mine developments require an approved environmental plan prepared in accordance with the Environment Act 2000. Licences may also be required under the Environment Act 2000.

The requirements for environmental plans in Papua New Guinea are less rigorous than the environmental impact statements required in North America.  However, it is considered prudent for any exploration project, and the Company intends its project, to meet generally accepted international environmental standards.

Lewis Property, Nevada

Title

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with Victory Exploration Inc. (formerly F.W. Lewis, Inc.) (“Lewis”) to jointly acquire a 100% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.  In order to exercise their option, the Company and GAM must:

(a)

pay Lewis

(i)

US$25,000 on execution of the Lewis Agreement (paid);

(ii)

US$2,000 per month from June 1, 2002 to December 1, 2002 (paid); and

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

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture agreement between them dated March 29, 2006 (the “JV Agreement”).  The initial interests of the Company and GAM in the joint venture to acquire the Lewis Property are 60% and 40%, respectively.  Under the terms of the JV Agreement, the Company and GAM must bear all future costs associated with the exploration and development of the Lewis Property on a pro rata basis, or their interests will be subject to dilution on a straight-line basis.

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

During the fiscal year ending October 31, 2005, the Company did not undertake any additional field exploration at the Lewis Property.

From August to November 2006, the Company undertook forty-nine reverse circulation drill holes totalling 31,690 feet and collected 6,124 samples for analysis.  Seven widely spaced holes totalling 5,400 feet tested a 1,800 foot strike extent of the Buena Vista mineral trend.   The Buena Vista is a subparallel northwest trending zone of historic mineralization located 1,640 feet west across the valley from the Virgin Zone.  Drilling intersected potentially economic mineralization in five of the holes, confirming the potential of this subparallel mineral trend.

Forty-two holes totalling 26,290 feet were drilled as in-fill and step-out holes along a 2,000 foot strike length of the northwest trending Virgin Mineral trend.   Fifty-foot in-fill holes have been completed along a 800 foot segment of the south central Virgin Zone.    Step-out drilling extended the zone to the south and along strike to the north.  Drilling confirmed excellent lateral and vertical continuity of both styles of mineralization: subvertical structural and subhorizontal stratagraphic controlled.   In addition drilling has identified several new mineralized cross-structures.   These cross-structures appear to localize higher grade mineralization at structural intersections.

Proposed Exploration

The Company intends to undertake  further drilling on the Virgin and Buena Vista mineral zones including both reverse circulation and core drilling.  The initial phase of the 2007 drilling program is planned to include approximately 30,000 feet of drilling in 40 drill holes.  The Company estimates that the foregoing will cost approximately USD$1,000,000.

In addition the Company plans to carry out an Induced Potential (IP) geophysical survey to further define areas of interest within and along the strike of both the Virgin and Buena Vista mineral trends.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  During the fiscal year ended October 31, 2006, the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada.  The Company has no plans to conduct any further exploration on its Mt. Kare Property in Papua New Guinea at the present time as all proposed work is being carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in Madison Enterprises (PNG) Ltd., the holder of the Mt. Kare Property.  The Company’s potential future mineral exploration and potential mining activities on the Mt. Kare Property may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at October 31, 2006, the Company had incurred $2,856,967 in exploration of its Lewis Property in the State of Nevada.  During the fiscal year ended October 31, 2006, the Company incurred exploration expenditures of $732,737 on the Lewis Property, comprised of assay costs of $68,071, camp costs of $5,858, contractors and geologic staff costs of $120,293, drilling costs of $382,562, geological supplies and equipment costs of $16,486, insurance costs of $8,933, land and legal costs of $57,580, option fees of $48,808 and travel and accommodation costs of $24,146.

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

The Company intends to undertake  further drilling on the Virgin and Buena Vista mineral zones including both reverse circulation and core drilling.  The initial phase of the 2007 drilling program is planned to include approximately 30,000 feet of drilling in 40 drill holes.  The Company estimates that the foregoing will cost approximately USD$1,000,000.

The Company’s significant accounting policies are summarized in Note 2 to the consolidated financial statements.   The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgements with respect to certain estimates and assumptions.   These estimates and assumptions, based on management’s best judgement, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities.   On an ongoing basis, management re-evaluates its estimates and assumptions.   Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the treatment of mineral property expenditures, assets retirement obligations, foreign currency translation and stock-based compensation.

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Foreign Currency Translation

Foreign operations are integrated and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates.  Translation gains and losses are reflected in the loss for the year.  Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized in the year they arise

Stock-based Compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Fiscal Year Ended October 31, 2006 Compared to Fiscal Year Ended October 31, 2005

During the fiscal year ended October 31, 2006, the Company recorded interest income of $44,607, exploration cost recoveries of $65,023, a foreign exchange gain of $8,193 and a recovery of resource property costs previously written down of $150,000.  During the fiscal year ended October 31, 2005, the Company recorded interest income of $3,674, a foreign exchange gain of $11,632, a gain on the sale of marketable securities of $785 and a write-down of resource property of $44,772,341.

Expenses for the fiscal year ended October 31, 2006 were $2,303,761, up significantly from $938,125 for the fiscal year ended October 31, 2005 primarily as a result of increased stock-based compensation charges which rose by $1,368,908 from the previous fiscal year due to the grant of incentive stock options.

The net loss for the fiscal year ended October 31, 2006 was $2,035,938 or $0.08 per share as compared with a net loss for the fiscal year ended October 31, 2005 of $45,694,375 or $2.25 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2007.

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

At October 31, 2006, the Company had working capital of $6,519,673 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

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

October 31, 2006 Compared to October 31, 2005

At October 31, 2006, the Company's current assets totalled $7,022,636 compared to $85,980 at October 31, 2005.  The increase is attributable to the sale of share capital.  During the same period, total liabilities increased to $502,963 from $354,936.   As a result of these same factors, the Company had working capital of $6,519,673 at October 31, 2006 as compared with a working capital deficiency of $268,956 at October 31, 2005.  The Company had no long-term debt at either October 31, 2006 or October 31, 2005.

At October 31, 2006, the Company had total assets of $9,946,640 as compared with $2,752,148 at October 31, 2005.  This increase is due to the sale of share capital.

Share capital as at October 31, 2006 was $67,968,686, up from $60,528,028 as at October 31, 2005 due to the issuance of share capital.  During the fiscal year ended October 31, 2006, the Company issued 5,000,000 common shares at a price of $0.28 per share pursuant to a private placement to generate net cash proceeds of $1,277,960, 6,300,000 common shares at a price of $0.85 per share pursuant to a private placement to generate net cash proceeds of $5,186,639, 218,037 shares recorded at a value of  $63,231 in payment of accrued wage expenses and legal fees, 559,400 shares pursuant to the exercise of stock options to generate net proceeds of $203,652 and 1,460,460 shares pursuant to the exercise of warrants to generate net proceeds of $730,230.

The Company's largest cash outflow in the fiscal years ended October 31, 2006 and October 31, 2005 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2006, the Company incurred property expenditures of $775,059, compared to $1,481,287 during the fiscal year ended October 31, 2005.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. Under U.S. GAAP, the Company capitalizes acquisition costs and expenses, as incurred, exploration costs relating to unproven mineral properties. The Company has restated its reported results under U.S. GAAP for fiscal 2005 and 2004 to properly account for the application of Emerging Issues Talk Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”.  Pursuant to EITF 04-02, mineral rights are considered tangible assets and, accordingly, certain acquisition related costs can be capitalized as an asset.  Previously, the Company expensed as incurred acquisition costs for mineral property interests.

The effect of the restatement for U.S. GAAP purposes was an increase in mineral properties at October 31, 2005 of $244,242 and a reduction of deficit of $244,242 as well as a reduction in loss for the years ended October 31, 2005 and 2004, respectively, of $36,810 and $54,749.

In addition, under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and market value.  Under U.S. GAAP, these investments would be classified as “available for sale” equity securities and recorded at market value.  Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized.  This accumulated difference between cost and market value is also recorded as part of comprehensive income.  As at October 31, 2006, the unrealized holding gains (losses) for marketable securities were $31,790 (2005 – ($59,215); 2004 – ($188,000)).

As a result of the foregoing, the restatement reduced loss per share for fiscal 2005 and 2004 on a basic and fully diluted basis by $0.01 and $0.01, respectively.

The restatements under U.S. GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than Note 15).

Outlook

For the remainder of the fiscal year ending October 31, 2007, the Company’s activities will focus on the exploration of the Lewis Property, as all proposed work on the Mt. Kare Property is to be carried out by Buffalo Gold Ltd. as part of its option to acquire, initially, a 49% interest in Madison Enterprises (PNG) Ltd., the Company’s subsidiary and the holder of the Mt. Kare Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Lewis Property such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Martha Deacon

Ms. Deacon is a director of the Company.  She is a businesswoman who is currently the co-founder and the Chief Executive Officer of The Townships Project, an international charitable organisation that provides micro-financing in South Africa.  From 1994 until its purchase by Imperial Parking Limited in 1998, Ms. Deacon founded and was the Chief Executive Officer of P1 Parking Systems Inc.   From 1986 to 1994, Ms. Deacon was the Vice-President of Corporate Finance and a Director of BZW Canada Limited and its predecessor firms.  Before becoming an investment banker, Ms. Deacon was a solicitor with the Toronto law firm of Fraser & Beatty.  Ms. Deacon is 55 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organising and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 57 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 59 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 57 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 48 years old.

B.

Compensation

During the fiscal year ended October 31, 2006, the Company paid or accrued a total of $320,565 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2006 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2006, 2005 and 2004 in respect of the individuals who were, at October 31, 2006, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

				Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek Chairman of the Board, President, Chief Executive Officer	2006 2005 2004	$142,897 $157,870 $133,125	$3,000 $3,000 nil	nil nil nil	350,000 80,000 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil
Naomi Corrigan, Chief Financial Officer	2006 2005 2004	$25,718 $27,721 $40,119	nil nil nil	nil nil nil	50,000 nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2006:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek Chairman of the Board, President, Chief Executive Officer	350,000	19%	$1.10	$1.20	October 20, 2011
Naomi Corrigan, Chief Financial Officer	50,000	2.7%	$1.10	$1.20	October 20, 2011
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended October 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2006 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	515,400	$117,680
Naomi Corrigan	nil	nil	68,000	$10,700
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of $1.20 for the common shares of the Company on the TSX Venture Exchange on October 31, 2006, less the exercise price of each option.

5	All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart was paid or accrued $78,075 for professional services rendered and Nell Dragovan received $70,875 for wages.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2006 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Martha Deacon (2)	150,000	8.2%	$1.10	$1.20	October 20, 2011
Nell Dragovan	100,000	5.5%	$1.10	$1.20	October 20, 2011
Donald W. Kohls (3)	40,000	2.2%	$1.10	$1.20	October 20, 2011
Robert Sibthorpe	100,000	5.5%	$1.10	$1.20	October 20, 2011
James G. Stewart	125,000	6.8%	$1.10	$1.20	October 20, 2011
*		Percentage of all options granted during the fiscal year
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

(2)		Martha Deacon was appointed a Director effective October 20, 2006.
(3)		Donald W. Kohls resigned as a director effective October 20, 2006.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2006 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Martha Deacon	nil	nil	150,000/nil	$15,000
Nell Dragovan	nil	nil	210,000/nil	$81,600
Donald W. Kohls	nil	nil	150,000/nil	$75,600
Robert Sibthorpe	nil	nil	210,000/nil	$81,600
James G. Stewart	nil	nil	270,000/nil	$91,100
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of $1.20 for the common shares of the Company on the TSX Venture Exchange on October 31, 2006, less the exercise price of each option.

5	All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2006.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2006, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	3,082,700	$0.97	454,408
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	3,082,700	$0.97	454,408

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Martha Deacon has been a director since October 20, 2006.  Nell Dragovan has been a director of the Company since June 5, 2003.  Chet Idziszek has been a director of the Company since November 7, 1993, the Chief Executive Officer of the Company since April 23, 1997 and the Chairman of the Board of Directors of the Company since November 8, 1999 and the President of the Company since August 31, 2001.  J.G. Stewart has been a director of the Company since April 23, 1997 and the Secretary of the Company since July 15, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Martha Deacon, Nell Dragovan and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liases with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended October 31, 2006, the Company had an average of eight employees, all of whom worked out of the Company’s head office.  Of the average of eight employees, one worked in a management role, three in secretarial roles, two in accounting roles and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work. During the fiscal year ended October 31, 2005, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2004, the Company had an average of eight employees.  Of these, seven persons worked out of the Company’s head office and the balance of one person worked out of the Company’s Mt. Kare exploration camp facility.  Of the average of eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at February 12, 2007	Number of Options or Warrants Outstanding at February 12, 2007	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Naomi Corrigan	Nil	8,400	0.2%	$0.75	May 21, 2007
		9,600		$1.00	December 30, 2007
		50,000		$1.10	October 20, 2011
Martha Deacon	Nil	150,000	0.4%	$1.10	October 20, 2011

Name	Number of Common Shares Held at February 12, 2007	Number of Options or Warrants Outstanding at February 12, 2007	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Nell Dragovan	946,718	30,000	4.2%	$1.00	December 30, 2007
		80,000		$0.38	May 27, 2010
		100,000		$1.10	October 20, 2011
		62,500		$0.50	December 7, 2007
		300,117		$1.20	October 11, 2008
Chet Idziszek	880,428	85,400	5.0%	$1.00	December 30, 2007
		80,000		$0.38	May 27, 2010
		350,000		$1.10	October 20, 2011
		125,000		$0.50	December 7, 2007
		298,823		$1.20	October 11, 2008
Robert Sibthorpe	Nil	30,000	0.6%	$1.00	December 30, 2007
		80,000		$0.38	May 27, 2010
		100,000		$1.10	October 20, 2011
J.G. Stewart	153,929	65,000	1.3%	$1.00	December 30, 2007
		80,000		$0.38	May 27, 2010
		125,000		$1.10	October 20, 2011
		25,000		$0.50	December 7, 2007
		25,000		$1.20	October 11, 2008

Total:	1,981,075	2,259,840	11.7%

1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 12, 2007, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 35,385,076 Common Shares outstanding as of February 12, 2007.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.  As at the date hereof, stock options entitling the purchase of up to 3,082,700 had been granted to directors, officers and employees of the Company and a further 455,808 shares are reserved for issuance under the Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at February 12, 2007	Percentage of Common Shares Outstanding at February 12, 2007

Longview Strategies Inc.	2,133,000	6%

Longview Strategies Inc. acquired all of their common shares subsequent to the fiscal year ended October 31, 2005. The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at February 12, 2007 there were 35,385,076 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 203 registered holders of the Company's common shares resident in the United States, holding an aggregate 3,171,974 common shares, including 3,063,010 shares held by Cede & Co.  This number represents approximately 8.9% of the total issued and outstanding common shares of the Company as at February 12, 2007.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at February 12, 2007 there were 112 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 9,362,345 common shares. Including the 3,063,010 shares held by Cede & Co., this number represents approximately 35% of the total issued and outstanding common shares of the Company as at February 12, 2007.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 315 holders holding an aggregate 12,534,319 common shares.  This number represents approximately 35.4% of the total issued and outstanding common shares of the Company as at February 12, 2007.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2006, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2006 which contain an Audit Report dated January 18, 2007, Balance Sheets as at October 31, 2006 and 2005, Statements of Operations and Deficit for the Fiscal Years Ended October 31, 2006, 2005 and 2004, Statements of Cash Flows for the Fiscal Years Ended October 31, 2006, 2005 and 2004 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

Period	High	Low
2007	$0.96	$0.66
January	$0.96	$0.75
First Quarter	$1.27	$0.75
2006	$1.34	$0.23
December	$1.05	$0.85
November	$1.27	$0.88
October	$1.34	0.76
September	$1.26	$0.88
Fourth Quarter	$1.34	$0.295
Third Quarter	$0.50	$0.285
Second Quarter	$0.67	$0.36
First Quarter	$0.70	$0.23
2005	$0.86	$0.24
Fourth Quarter	$0.34	$0.24
Third Quarter	$0.425	$0.25
Second Quarter	$0.71	$0.38
First Quarter	$0.86	$0.61
2004	$0.81	$0.13
2003	$0.29	$0.11
2002	$0.34	$0.04

The closing price of the Company's common shares on the TSX Venture Exchange on February 12, 2007 was $0.70.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2007	US$1.01	US$0.5343
January	US$1.01	US$0.55
First Quarter	US$1.1225	US$0.55
2006	US$1.19	US$0.19
December	US$0.945	US$0.65
November	US$1.1225	US$0.70
October	US$1.18	US$0.70
September	US$1.19	US$0.7866
Fourth Quarter	US$1.19	US$0.25
Third Quarter	US$0.46	US$0.2288
Second Quarter	US$0.59	US$0.3093

	High	Low
First Quarter	US$0.61	US$0.19
2005	US$0.80	US$0.18
Fourth Quarter	US$0.32	US$0.18
Third Quarter	US$0.41	US$0.21
Second Quarter	US$0.69	US$0.32
First Quarter	US$0.80	US$0.42
2004	US$0.56	US$0.0986
2003	US$0.43	US$0.075
2002	US$0.215	US$0.0325

The closing price of the Company's common shares on the Over The Counter Bulletin Board on February 12, 2007 was US$0.6090.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at October 31, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no changes in the Company’s internal controls or in other factors that could significantly affect these controls during the period covered by this Annual Report on Form 20F, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended October 31, 2006, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Accrued	Percentage of Services
Audit fees	$30,000	88%
Audit-related fees	-	-
Tax fees	$4,000	12%
All other fees	-	-
Total fees	$34,000	100%

In respect of work undertaken for the fiscal year ended October 31, 2005, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Accrued	Percentage of Services
Audit fees	$30,000	88%
Audit-related fees	-	-
Tax fees	$4,000	12%
All other fees	-	-
Total fees	$34,000	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2006, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2006, which is the period covered by this Annual Report on Form 20F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 15 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

Exhibit Number	Description of Document	Page No.
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.

Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 22nd day of February, 2007.

MADISON MINERALS INC.

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

Date:  February 22, 2007

Signed “Chet Idziszek”

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

Date:  February 22, 2007

Signed “Naomi Corrigan”

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

Exhibit Number	Description of Document	Page No.
4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

MADISON MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

OCTOBER 31, 2006

DAVIDSON & COMPANY LLP	A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Madison Minerals Inc.

We have audited the consolidated balance sheets of Madison Minerals Inc. as at October 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended October 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 18, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when there is a restatement that has a material effect on the comparability of the Company’s consolidated financial statements such as the restatement described in Note 15.  Our report to shareholders dated January 18, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such restatement in the auditors’ report when it is adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 18, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT OCTOBER 31

		2006	2005

ASSETS

Current
Cash and cash equivalents		$ 6,953,033	$ 40,587
Marketable securities (Note 3)		28,900	28,900
Receivables (Note 9(d))		36,846	12,636
Prepaid expenses and deposits		3,857	3,857

		7,022,636	85,980
Mineral properties (Note 4)		2,899,289	2,624,230
Deferred financing costs		-	11,885
Equipment (Note 5)		24,715	30,053

		$ 9,946,640	$ 2,752,148

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 9(b))		$ 502,963	$ 354,936

Shareholders' equity
Capital stock (Note 6)
Authorized
60,000,000	common shares without par value
Issued
35,371,076	(2005 – 21,833,179) common shares	67,968,686	60,528,028
Contributed surplus (Note 6)		3,427,682	1,785,937
Deficit		(61,952,691)	(59,916,753)

		9,443,677	2,397,212

		$ 9,946,640	$ 2,752,148

Nature of operations (Note 1)

Commitments (Note 11)

On behalf of the Board:

Signed “Chet Idziszek”	Director	Signed “James G. Stewart”	Director
Chet Idziszek		James G. Stewart

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2006	2005	2004

EXPENSES
Accounting and audit	$ 39,455	$ 32,000	$ 34,598
Amortization	7,514	9,662	11,629
Bank charges	760	1,888	2,024
Consulting (Note 9(a))	24,000	-	36,454
Filing fees	21,952	19,944	22,503
Insurance	8,932	4,544	173
Interest and loan bonus	-	30,991	-
Legal fees (Note 9(a))	44,220	61,845	83,772
Office and rent	195,462	180,407	207,682
Office rent reimbursements (Note 9(c))	(101,380)	(115,329)	(77,701)
Miscellaneous property expenditures	22,944	-	-
Public relations	104,813	139,276	157,472
Shareholder information	1,868	2,270	5,887
Stock-based compensation (Note 7)	1,620,691	251,783	160,799
Transfer agent’s fees	12,701	13,289	14,498
Travel	13,573	79,922	45,599
Wages and benefits	286,256	225,633	269,260

	(2,303,761)	(938,125)	(974,649)

OTHER INCOME (EXPENSES)
Interest earned	44,607	3,674	9,258
Cost recoveries (Note 4)	65,023	-	-
Recovery of mineral property costs previously written down (Note 4)	150,000	-	-
Foreign exchange gain (loss)	8,193	11,632	(5,352)
Gain on sale of marketable securities	-	785	-
Write-down of mineral property (Note 4)	-	(44,772,341)	-

	267,823	(44,756,250)	3,906

Loss for the year	(2,035,938)	(45,694,375)	(970,743)

Deficit, beginning of year	(59,916,753)	(14,222,378)	(13,251,635)

Deficit, end of year	$ (61,952,691)	$ (59,916,753)	$ (14,222,378)

Basic and diluted loss per common share	$ (0.08)	$ (2.25)	$ (0.06)

Weighted average number of common shares outstanding	27,036,844	20,332,392	16,459,439

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,035,938)	$ (45,694,375)	$ (970,743)
Items not affecting cash:
Amortization	7,514	9,662	11,629
Loan bonus paid in shares	-	27,693	-
Gain on sale of marketable securities	-	(785)	-
Stock-based compensation	1,620,691	251,783	160,799
Write-down of mineral property	-	44,772,341	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(24,210)	3,400	225,818
Increase (decrease) in accounts payable and accrued liabilities	119,605	(6,213)	109,728

Net cash used in operating activities	(312,338)	(636,494)	(462,769)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	7,688,882	2,575,815	2,162,500
Share issuance costs	(290,401)	(201,378)	(91,339)
Refund (payment) of deferred financing costs	6,000	(6,000)	(3,237)
Proceeds from loans	-	120,000	-
Repayment of loans	-	(120,000)	-

Net cash provided by financing activities	7,404,481	2,368,437	2,067,924

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(677,521)	(1,812,961)	(2,204,336)
Recovery of mineral property costs	500,000	50,000	-
Purchase of equipment	(2,176)	-	(5,752)
Proceeds from sale of marketable securities	-	11,885	-

Net cash used in investing activities	(179,697)	(1,751,076)	(2,210,088)

Change in cash and cash equivalents	6,912,446	(19,133)	(604,933)

Cash and cash equivalents, beginning of year	40,587	59,720	664,653

Cash and cash equivalents, end of year	$ 6,953,033	$ 40,587	$ 59,720

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

1.

NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old shares for 1 new share basis (Note 6).

The business of exploring mineral properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

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

(Expressed in Canadian dollars)

OCTOBER 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Marketable securities

Investments in marketable securities are recorded at the lower of cost or market value on an individual investment basis.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

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

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Asset retirement obligations (cont’d…)

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At October 31, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share was 7,797,938, 6,846,312 and 1,913,342, respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

3.

MARKETABLE SECURITIES

At October 31, 2006, marketable securities had a market value of $60,690 (2005 - $28,900).

Marketable securities consist of publicly traded shares of a company related by way of common directors.

4.

MINERAL PROPERTIES

	Acquisition Costs	Option Fees	Exploration Expenditures	2006 Total

Mt. Kare, Papua New Guinea	$ -	$ -	$ -	$ -
Lewis Property, Nevada	-	416,764	2,440,203	2,856,967
Belencillo Property, Panama	-	-	42,322	42,322

	$ -	$ 416,764	$ 2,482,525	$ 2,899,289

	Acquisition Costs	Option Fees	Exploration Expenditures	2005 Total

Mt. Kare, Papua New Guinea	$ 500,000	$ -	$ -	$ 500,000
Lewis Property, Nevada	-	367,956	1,756,274	2,124,230
Belencillo Property, Panama	-	-	-	-

	$ 500,000	$ 367,956	$ 1,756,274	$ 2,624,230

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

4.

MINERAL PROPERTIES (cont’d…)

	Mt. Kare, Papua New Guinea	Lewis Property, Nevada	Belencillo Property, Panama	Total

Balance, October 31, 2004	$ 43,980,968	$ 1,984,316	$ -	$ 45,965,284

Assays	51,593	-	-	51,593
Camp costs	209,845	6,841	-	216,686
Community relations	391,209	-	-	391,209
Contractors and geological staff	209,096	28,739	-	237,835
Drilling	3,499	-	-	3,499
Helicopter	164,024	-	-	164,024
Land and legal	179,641	5,256	-	184,897
Option fees	-	96,939	-	96,939
Port Moresby office	56,133	-	-	56,133
Travel and accommodation	76,333	2,139	-	78,472
Cost recovery	(50,000)	-	-	(50,000)
Write-down of resource property	(44,772,341)	-	-	(44,772,341)

	(43,480,968)	139,914	-	(43,341,054)

Balance, October 31, 2005	500,000	2,124,230	-	2,624,230

Assays	-	68,071	9,999	78,070
Camp costs	-	5,858	868	6,726
Contractors and geological staff	-	120,293	9,409	129,702
Drilling	-	382,562	-	382,562
Geological supplies and equipment	-	16,486	-	16,486
Helicopter	-	-	4,687	4,687
Insurance	-	8,933	-	8,933
Land and legal	-	57,580	9,720	67,300
Option fees	-	48,808	-	48,808
Travel and accommodation	-	24,146	1,389	25,535
Trenching	-	-	6,250	6,250
Recovery of resource property costs	(500,000)	-	-	(500,000)

	(500,000)	732,737	42,322	275,059

Balance, October 31, 2006	$ -	$ 2,856,967	$ 42,322	$ 2,899,289

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

4.

MINERAL PROPERTIES (cont’d…)

Mt. Kare, Papua New Guinea

The Company holds a 90% interest in the Mt.  Kare property located in Papua New Guinea.  The remaining 10% of the property is held in trust for the traditional landowners at Mt. Kare.

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms.  The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro-rata in additional required development expenditures.  During the year ended October 31, 2004, the exploration license was renewed for a further two-year term to August 28, 2006.  The Company has applied for a renewal of the license which is currently pending.

In April 2005, the Company signed a memorandum of understanding with Equatorial Resources Pty. Ltd. (“Equatorial”) whereby Equatorial could acquire an interest in the Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  The Company received $50,000 from Equatorial prior to expiry of the memorandum of understanding.

In July 2005, as amended, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was superseded in October 2005 by a formal option agreement (the “Longview Agreement”), as amended between the Company, MBVI, MPNG and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment.  Longview can initially acquire a 49% interest (the “First Option”) and a further 2% interest (the “Second Option”) in MPNG, the holder of the Mt. Kare Property. In order to exercise the First Option, Longview must:

a)	Pay $650,000 in cash (or the share equivalent) in stages by October 1, 2006, all of which has been paid:
b)	Complete a 3000 meter drilling program by February 1, 2007 (done); and
c)	Deliver a Preliminary Feasibility Study by July 4, 2007.

Upon exercise of the First Option, Longview will have acquired a 49% interest in MPNG and shall be entitled to elect a majority of the directors of MPNG.

In order to exercise the Second Option, Longview must pay $500,000 in cash (or the share equivalent) on or before August 15, 2007.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

4.

MINERAL PROPERTIES (cont’d…)

Mt. Kare, Papua New Guinea (cont’d…)

Upon exercise of the Second Option, Longview can remain at a 51% interest, subject to dilution provisions, or commit to deliver a Bankable Feasibility Study within eighteen months after delivery of the Preliminary Feasibility Study.

If Longview delivers the Bankable Feasibility Study by the delivery date, Longview will earn an additional 14% interest in MNPG and can then elect to:

a)	Remain at a 65% interest (subject to dilution provisions); or
b)

Purchase the remaining 35% interest in MNPG based on a valuation prepared by a qualified person as defined in National Instrument 43-101. Longview can pay the consideration in cash or the share equivalent.

In October 2005, Longview assigned its rights to acquire the Mt Kare property to Buffalo Gold Ltd., a Canadian public company related to the Company by way of a common director.

Due to uncertainty as to recovering its Mt Kare property expenditures, the Company wrote down the carrying value of the property to $500,000 on October 31, 2005, being the payments the Company anticipated receiving pursuant to the First Option discussed above. The Company has received all payments, being $650,000, due under the First Option.  As a result, the Mt. Kare Project now has a value of $Nil on the balance sheet with the extra $150,000 of payments received recorded as a recovery of costs previously written down on the statement of operations.

Lewis Property, Nevada

The Company and Great American Minerals, Inc. (“GAM”) entered into an exploration and option to purchase agreement with  Victory Exploration Inc. (formerly F. W. Lewis Inc.) dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County in the Battle Mountain District of central Nevada.

The Company and GAM also entered into a joint venture letter agreement dated May 23, 2002 (the “GAM Agreement”) whereby the Company acquired a 60% interest in the Lewis Agreement and the Company and GAM have elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

4.

MINERAL PROPERTIES (cont’d…)

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

The Company and GAM are committed to incur US$250,000 in on-site exploration expenditures each year until the purchase option is exercised or terminated.  Excess expenditures may be carried forward and credited against these future commitments.

On March 29, 2006, the Company and GAM entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”).  Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from GAM as well as charging an administration fee to recover certain office, general and administrative expenses.

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

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama, with the remaining interest being held by Petaquilla Minerals Ltd. (“Petaquilla”).  The Company wrote off $2,267,471 in costs on this property during the year ended October 31, 2001, as the Company had no intention of making further expenditures on the property at that time.  During the year ended October 31, 2006, the Company and Petaquilla re-evaluated their intentions and have initiated a work program on the project.  As at October 31, 2006, the Company has incurred costs of $42,322 on this project.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

5.

EQUIPMENT

		2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 126,027	$ 115,730	$ 10,297	$ 123,851	$ 111,820	$ 12,031
Furniture and fixtures	64,320	53,713	10,607	64,320	51,062	13,258
Office equipment	25,666	21,855	3,811	25,666	20,902	4,764

	$ 216,013	$ 191,298	$ 24,715	$ 213,837	$ 183,784	$ 30,053

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2003	15,309,116	$ 55,882,956	$ 1,506,810
Exercise of stock options	215,000	313,040	(111,040)
Exercise of warrants	964,400	1,304,503	(107,503)
Private placement (a)	610,800	763,500	-
Corporate finance fee (a)	25,000	31,250	-
Broker warrants (a)	-	-	41,321
Share issue costs (a)	-	(163,910)	-
Stock-based compensation	-	-	160,799

Balance as at October 31, 2004	17,124,316	58,131,339	1,490,387
Loan bonus (b)	36,924	27,693	-
Private placement (c)	3,655,100	2,375,815	-
Broker warrants (c)	-	-	43,767
Corporate finance fee (c)	60,000	39,000	-
Share issue costs (c)	-	(287,382)	-
Private placement (d)	800,000	200,000	-
Compensation (e)	156,839	41,563	-
Stock-based compensation	-	-	251,783

Balance as at October 31, 2005	21,833,179	60,528,028	1,785,937
Exercise of stock options	559,400	317,949	(114,297)
Exercise of warrants	1,460,460	789,807	(59,577)
Private placement (f)	5,000,000	1,400,000	-
Broker warrants (f, h)	-	-	194,928
Share issue costs (f, h)	-	(485,329)	-
Compensation (g)	218,037	63,231	-
Private placement (h)	6,300,000	5,355,000	-
Stock-based compensation	-	-	1,620,691

Balance as at October 31, 2006	35,371,076	$ 67,968,686	$ 3,427,682

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

OCTOBER 31, 2006

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

b)

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

c)

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

d)

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

e)

During the year ended October 31, 2005, the Company issued 156,839 common shares valued at $41,563, to the president of the Company as compensation for accrued wage expense.

f)

In December 2005, the Company closed a private placement of 5,000,000 units at a price of $0.28 per unit to generate cash proceeds of $1,277,960, net of cash commission to the agent of $78,400 and share issue costs of $43,640.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  The agent also received broker’s warrants entitling the purchase of up to 350,000 common shares of the Company on the same terms as the warrants described above.  The fair value of the broker warrants was estimated to be $72,162 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.77%, an expected life of two years, expected volatility of 72.03% and an expected dividend yield of 0.0%.

g)

In November 2005, the Company issued 218,037 shares at a value of $63,231 to related parties with 114,762 shares valued at $33,281 issued to the president of the Company as compensation for accrued wage expense and 103,275 shares valued at $29,950 issued to a law firm controlled by a director for accrued legal fees.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

h)

In October 2006, the Company closed a private placement of 6,300,000 units at a price of $0.85 per unit to generate cash proceeds of $5,186,639, net of cash commission to the agent of $102,417 and share issue costs of $65,944.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until October 11, 2008.  The warrants are subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s share exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  The agent also received broker’s warrants entitling the purchase of up to 175,700 common shares of the Company on the same terms as the warrants described above.  The fair value of the broker warrants was estimated to be $122,766 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 4.06%, an expected life of two years, expected volatility of 110.37% and an expected dividend yield of 0.0%.

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

As at October 31, 2006, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,400	$ 0.75	May 21, 2007
359,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,837,616	1.10	October 20, 2011

3,082,700

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

7.

STOCK OPTIONS (cont’d….)

Stock option transactions are summarized as follows:

	2006		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, Beginning of year	2,015,184	$ 0.67	1,032,200	$ 1.02	1,112,200	$ 0.91

Granted	1,837,616	1.10	1,200,400	0.40	135,000	1.83
Cancelled/forfeited	(210,700)	0.85	(217,416)	0.85	-	-
Exercised	(559,400)	0.36	-	-	(215,000)	0.94

Outstanding, end of year	3,082,700	$ 0.97	2,015,184	$ 0.67	1,032,200	$ 1.02

The weighted average fair value of options granted during the current fiscal year was approximately $0.88 (2005 - $0.21; 2004 - $1.19) per option.

The total fair value of stock options granted during the current fiscal year was $1,620,691 (2005 - $251,783; 2004 - $160,799) which has been recorded as stock-based compensation in the results of operations.

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004

Risk-free interest	4.08%	3.3 – 3.7%	3.5 – 4.1%
Expected option life	5 years	3 - 5 years	5 years
Expected stock price volatility	109.77%	61 – 67%	77 – 79%
Expected dividend yield	-	-	-

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

8.

SHARE PURCHASE WARRANTS

As at October 31, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,328,500	$ 0.50	December 7, 2007*
61,040	0.50	December 7, 2007*
3,149,998	1.20	October 11, 2008*
175,700	1.20	October 11, 2008*

4,715,238

*

These warrants are subject to a forced conversion provision as described in Note 6

Subsequent to October 31, 2006, 14,000 warrants were exercised for proceeds of $7,000

Share purchase warrant transactions are summarized as follows:

	2006		2005		2004
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number Of shares	Weighted Average Exercise Price

Outstanding, Beginning of year	4,831,128	$ 0.90	881,142	$ 1.21	1,966,846	$ 1.15
Issued	6,175,698	0.88	4,452,432	0.85	378,696	1.50
Exercised	(1,460,460)	0.50	-	-	(964,400)	1.24
Expired	(4,831,128)	0.90	(502,446)	1.00	(500,000)	1.25

Outstanding, End of year	4,715,238	$ 0.99	4,831,128	$ 0.90	881,142	$ 1.21

Included in share purchase warrants issued during the year ended October 31, 2006, are 525,700 warrants issued with a value of $194,928 (Note 6 (f) and (i)).

Included in share purchase warrants issued during the year ended October 31, 2005 are 397,332 warrants issued with a value of $43,767 (Note 6(c)).

Included in share purchase warrants issued during the year ended October 31, 2004, are 73,296 broker warrants, issued with a value of $41,321 (Note 6(a)).

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

9.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common:

	2006	2005	2004

Legal and consulting fees	$ 78,075	$ 137,226	$ 119,525

Wages and benefits	216,772	228,745	168,563

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)

At October 31, 2006, accounts payable and accrued liabilities included $7,797 (2005 - $122,631) due to directors of the Company and companies related by way of directors in common.

c)

During the year ended October 31, 2006, the Company recorded reimbursements of $101,380 (2005 - $115,329; 2004 - $77,701) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the year ended October 31, 2005, the Company funded some expenses for companies related by way of common directors.  At October 31, 2006, receivables included $Nil (2005 - $2,298) due from these related companies.

e)

During the year ended October 31, 2006, the Company issued 114,762 (2005 - 156,839; 2004 – Nil) common shares, valued at $33,281 (2005 – $41,563; 2004 - $Nil), to the president of the Company as compensation for accrued wage expense and 103,275 (2005 – Nil; 2004 – Nil) common shares valued at $29,950 (2005 - $Nil; 2004 - $Nil) to a law firm controlled by a director for accrued legal fees.

Additional related party transactions are disclosed in Notes 3, 4 and 6 (b).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006	2005	2004

Loss for the year	$ (2,035,938)	$ (45,694,375)	$ (970,743)

Expected income tax recovery	$ 742,160	$ 16,047,865	$ 345,585
Tax deductible share issue costs	21,172	54,563	56,446
Write-down of mineral property	-	(15,724,046)	-
Items not deductible for tax purposes	(593,530)	(91,544)	(61,384)
Losses for which no tax benefit has been recognized	(169,802)	(286,838)	(340,647)

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2006	2005	2004

Future income tax assets
Mineral properties and equipment	$ 1,134,040	$ 1,206,861	$ 1,254,618
Non-capital loss carry-forwards	1,685,577	1,997,772	2,557,763
Share issue costs	155,427	144,630	129,250

	2,975,044	3,349,263	3,941,631

Less: valuation allowance	(2,975,044)	(3,349,263)	(3,941,631)

	$ -	$ -	$ -

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

10.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $5,400,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire through to 2026.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

Subject to certain restrictions, the Company has exploration and development expenditures available to reduce future taxable income in Canada, the United States and Papua New Guinea.  Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

11.

COMMITMENTS

a)

The Company is committed to make lease payments for the rental of office space as follows:

2007	$127,080
2008	74,130

The Company seeks to reduce its lease costs through recoveries from related companies (Note 9(c)).

b)

The Company is committed to certain exploration expenditures at the Lewis Property, as set out in Note 4.

12.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea, Panama and the United States (Note 4).  All equipment is held in Canada (Note 5).

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Non-cash operating activities
Accrued wage and legal expense settled with capital stock	$ (63,231)	$ (41,563)	$ -
Loan bonus paid in shares	-	(27,693)	-
Change in accounts payable incurred for mineral property expenditures	97,538	(331,674)	489,779
Accrued deferred financing costs	(5,885)	5,885	-

	$ 28,422	$ (395,045)	$ 489,779

Non-cash financing activities
Exercise of stock options	$ (114,297)	$ -	$ (111,040)
Contributed surplus allocated to capital stock on exercise of options	114,297	-	111,040
Exercise of share purchase warrants	(59,577)	-	(107,503)
Contributed surplus allocated to capital stock on exercise of warrants	59,577	-	107,503
Shares issued for loan bonus	-	27,693	-
Shares issued to agent for corporate finance fee	-	39,000	31,250
Share issue costs incurred from corporate finance fee	-	(39,000)	(31,250)
Share purchase warrants issued to broker	194,928	43,767	41,321
Share issue costs incurred with share purchase warrants	(194,928)	(43,767)	(41,321)
Deferred financing costs allocated to share issue costs	-	3,237	-
Share issue costs allocated from deferred financing costs	-	(3,237)	-
Capital stock issued for accrued wage and legal expense	63,231	41,563	-
Accrued deferred financing costs	5,885	(5,885)	-

	$ 69,116	$ 63,371	$ -

Non-cash investing activities
Change in resource property expenditures incurred through accounts payable	$ (97,538)	$ 331,674	$ (489,779)

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…..)

	2006	2005	2004

Cash and cash equivalents consist of:
Cash	$ 6,940,646	$ 28,634	$ 59,720
Short-term investments	12,387	11,953	-

	$ 6,953,033	$ 40,587	$ 59,720

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

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

	‘2006			2005 Restated
	Balance, Canadian GAAP	Adjustment	Balance, U.S. GAAP	Balance, Canadian GAAP	Adjustment	Balance, U.S. GAAP

Marketable securities	$ 28,900	$ 31,790	$ 60,690	$ 28,900	$ -	$ 28,900
Other current assets	6,993,736	-	6,993,736	57,080	-	57,080
Mineral properties	2,899,289	(2,606,239)	293,050	2,624,230	(2,379,988)	244,242
Deferred financing costs	-	-	-	11,885	-	11,885
Equipment	24,715	-	24,715	30,053	-	30,053

	$ 9,946,640	$ (2,574,449)	$ 7,372,191	$ 2,752,148	$ (2,379,988)	$ 372,160

Current liabilities	$ 502,963	$ -	$ 502,943	$ 354,936	$ -	$ 354,936
Shareholders’ equity	9,443,677	(2,574,449)	6,869,228	2,397,212	(2,379,988)	17,224

	$ 9,946,640	$ (2,574,449)	$ 7,372,171	$ 2,752,148	$ (2,379,988)	$ 372,160

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Loss for the year

	2006	2005 Restated	2004 Restated

Loss for the year – Canadian GAAP	$ (2,035,938)	$ (45,694,375)	$ (970,743)
Mineral properties written off
under Canadian GAAP	-	44,772,341	-
Exploration expenditures expensed
under U.S. GAAP	(226,251)	(1,394,477)	(2,639,366)
Mineral properties written off under U.S. GAAP	-	-	(9,612,905)

Loss for the year - U.S. GAAP	(2,262,189)	(2,316,511)	(13,223,014)
Holding gains (loss) on marketable securities	31,790	(59,215)	(188,000)

Comprehensive loss - U.S. GAAP	$ (2,230,399)	$ (2,375,726)	$ (13,411,014)

Basic and diluted loss per share - U.S. GAAP	$ (0.08)	$ (0.11)	$ (0.80)

Cash flows

	2006	2005 Restated	2004 Restated

Cash flows from operating activities
Per Canadian GAAP	$ (312,338)	$ (636,494)	$ (462,769)
Expenditures on mineral properties	(628,713)	(1,776,151)	(2,149,587)
Recovery of mineral property costs	500,000	50,000	-

Per U.S. GAAP	$ (441,051)	$ (2,362,645)	$ (2,612,356)

Cash flows from investing activities
Per Canadian GAAP	$ (179,697)	$ (1,751,076)	$ (2,210,088)
Expenditures on mineral properties	628,713	1,776,151	2,149,587
Recovery of mineral property costs	(500,000)	(50,000)	-

Per U.S. GAAP	$ (50,984)	$ (24,925)	$ (60,501)

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Restatement

The Company has restated its reported results under U.S. GAAP for fiscal 2005 and 2004 to properly account for the application of Emerging Issues Talk Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”.  Pursuant to EITF 04-02, mineral rights are considered tangible assets and, accordingly, certain acquisition related costs can be capitalized as an asset.  Previously, the Company expensed as incurred acquisition costs for mineral property interests.

The effect of the restatement for U.S. GAAP purposes was an increase in mineral properties at October 31, 2005 of $244,242 and a reduction of deficit of $244,242 as well as a reduction in loss for the years ended October 31, 2005 and 2004, respectively, of $36,810 and $54,749.

In addition, the restatement reduced loss per share for fiscal 2005 and 2004 on a basic and fully diluted basis by $0.01 and $0.01, respectively.

The restatement under U.S. GAAP had no effect on the Company’s primary financial statements and related  notes prepared in accordance with Canadian GAAP (other than Note 15).

a)

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company, as discussed above, capitalizes acquisition costs and expenses, as incurred, exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties, along with any acquisition costs, are assessed periodically for recoverability of carrying values.

For U.S. GAAP purposes, due to uncertainties related to recoverability, management concluded that the carrying value of its long-lived asset, being the Mt. Kare mineral property acquisition costs, had been impaired and, accordingly, wrote off the entire value of $9,612,905 to operations during the year ended October 31, 2004.

b)

Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  Effective for the year ending October 31, 2004, the Company elected to follow the fair value method of accounting for stock-based compensation.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP in the accounting for stock-based compensation for the years ended October 31, 2006, 2005 and 2004.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and market value.  Under U.S. GAAP, these investments would be classified as “available for sale” equity securities and recorded at market value.  Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized.  This accumulated difference between cost and market value is also recorded as part of comprehensive income.  As at October 31, 2006, the unrealized holding gains (losses) for marketable securities were $31,790 (2005 – ($59,215); 2004 – ($188,000)).

d)

Asset retirement obligations

Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at October 31, 2006, 2005 and 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at October 31, 2004.  As discussed in Note 2, the Company determined there were no asset retirement obligations as at October  31, 2006 and 2005.

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

OCTOBER 31, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

e)

Recent accounting pronouncements (cont’d…)

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

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years beginning after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

In July 2006, FASB issued Financial Instrument No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes.  FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.”   Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective for fiscal years beginning on or after October 1, 2006;

CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

e)

Recent accounting pronouncements (cont’d…)

CICA Handbook Section 3855: “Financial Instruments - Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

The adoption of Section’s 1530 and 3855 will be consistent with the existing U.S. GAAP treatment for marketable securities.

EXPLORATION, DEVELOPMENT

AND

MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

March, 2006

TABLE OF CONTENTS

                                                                                                              Page

RECITALS

1

ARTICLE I

-

Definitions and Cross References

2

1.1

-

Definitions

2

1.2

-

Cross References

2

ARTICLE II

-

Name, Purposes and Term

2

2.1

-

General

2

2.2

-

Name

2

2.3

-

Purposes

2

2.4

-

Limitation

3

2.5

-

Term

3

ARTICLE III

-

Representations and Warranties;

3

Title to Assets: indemnities

3.1

-

Representations and Warranties of Both Participants

3

3.2

-

Disclosures

4

3.3

-

Record Title

4

3.4

-

Loss of Title

4

3.5

-

Royalties, Production Taxes and Other Payments

4

    Based on Production

3.6

-

Indemnities/Limitation of Liability

5

ARTICLE IV

-

Relationship of the Participants

6

4.1

-

No Partnership

6

4.2

-

Federal Tax Elections and Allocations

7

4.3

-

State Income Tax

7

4.4

-

Tax Returns

7

4.5

-

Other Business Opportunities

7

4.6

-

Waiver of Right to Partition

7

4.7

-

Transfer or Termination of Rights to Properties

8

4.8

-

Implied Covenants

8

4.9

-

No Third Party Beneficiary Rights

8

ARTICLE V

-

Contributions by Participants

8

5.1

-

Participants’ Initial Contributions

8

5.2

-

Additional Contribution

8

ARTICLE VI

-

Interests of Participants

9

6.1

-

Initial Participating Interests

9

6.2

-

Changes in Participating Interests

9

6.3

-

Elimination of Minority Interest

9

6.4

-

Continuing Liabilities Upon Adjustments of

10

    Participating Interests

6.5

-

Documentation of Adjustments to Participating

11

    Interest

6.6

-

Grant of Lien and Security Interest

11

6.7

-

Subordination of Interest

12

ARTICLE VII

-

Management Committee

12

7.1

-

Organization and Composition

12

7.2

-

Decisions

12

7.3

-

Meetings

12

7.4

-

Action Without Meeting in Person

13

7.5

-

Matters Requiring Approval

14

ARTICLE VIII

-

Manager

14

8.1

-

Appointment

14

8.2

-

Powers and Duties of Manager

14

8.3

-

Standard of Care

19

8.4

-

Resignation: Deemed Offer to Resign

19

8.5

-

Payments to Manager

20

8.6

-

Transactions with Affiliates

20

8.7

-

Activities During Deadlock

21

ARTICLE IX

-

Programs and Budgets

21

9.1

-

Initial Program and Budget

21

9.2

-

Operations Pursuant to Programs and Budgets

21

9.3

-

Presentation of Programs and Budgets

21

9.4

-

Review and Approval of Proposed Programs

22

    and Budgets

9.5

-

Election to Participate

22

9.6

-

Recalculation or Restoration of Reduced Interest

23

    Based on Actual Expenditures

9.7

-

Pre-Feasibility Study Program and Budgets

25

9.8

-

Completion of Pre-Feasibility Studies and

26

    Selection of Approved Alternatives

9.9

-

Programs and Budgets for Feasibility Study

28

9.10

-

Development Programs and Budgets;

28

    Project Financing

9.11

-

Expansion or Modification Programs and Budgets

29

9.12

-

Budget Overruns; Program Changes

29

9.13

-

Emergency or Unexpected Expenditures

29

ARTICLE X

-

Accounts and Settlements

30

10.1

-

Monthly Statements

30

10.2

-

Cash Calls

30

10.3

-

Failure to Meet Cash Calls

30

10.4

-

Cover Payment

30

10.5

-

Remedies

31

10.6

-

Audits

34

ARTICLE XI

-

Disposition of Production

35

11.1

-

Taking in Kind

35

11.2

-

Failure of Participant to Take In Kind

35

11.3

-

Hedging

35

ARTICLE XII

-

Withdrawal and Termination

36

12.1

-

Termination by Expiration or Agreement

36

12.2

-

Termination by Deadlock

36

12.3

-

Withdrawal

36

12.4

-

Continuing Obligations and Environmental

36

    Liabilities

12.5

-

Disposition of Assets on Termination

36

12.6

-

Non-Compete Covenants

37

12.7

-

Right to Data After Termination

37

12.8

-

Continuing Authority

37

ARTICLE XIII

-

Acquisitions Within Area of Interest

38

13.1

-

General

38

13.2

-

Notice to Non-Acquiring Participant

38

13.3

-

Option Exercised

38

13.4

-

Option Not Exercised

39

ARTICLE XIV

-

Abandonment and Surrender of Properties

39

ARTICLE XV

-

Supplemental Business Agreement

40

ARTICLE XVI

-

Transfer of Interest; Preemptive Right

40

16.1

-

General

40

16.2

-

Limitations on Free Transferability

40

16.3

-

Pre-emptive Right

43

ARTICLE XVII

-

Disputes

43

17.1

-

Governing Law

43

17.2

-

Dispute Resolution

43

ARTICLE XVIII

-

Confidentiality, Ownership, Use and Disclosure of

44

    Information

18.1

-

Business Information

44

18.2

-

Participant Information

44

18.3

-

Permitted Disclosure of Confidential Business

44

    Information

18.4

-

Disclosure Required by Law

45

18.5

-

Public Announcements

45

ARTICLE XIX

-

General Provisions

46

19.1

-

Notices

46

19.2

-

Gender

46

19.3

-

Currency

47

19.4

-

Headings

47

19.5

-

Waiver

47

19.6

-

Modification

47

19.7

-

Force Majeure

47

19.8

-

Rule Against Perpetuities

48

19.9

-

Further Assurances

48

19.10

-

Entire Agreement; Successors and Assigns

48

19.11

-

Memorandum

48

19.12

-

Counterparts

49

EXHIBITS

A

-

Assets and Area of Interest

B

-

Accounting Procedures

C

-

Tax Matters

D

-

Definitions

E

-

Net Proceeds Calculation

F

-

Insurance

G

-

Initial Program and Budget

H

-

Preemptive Rights

EXPLORATION, DEVELOPMENT

AND

MINE OPERATING AGREEMENT

This Agreement is made effective as of March 29, 2006 (the "Effective Date") between GREAT AMERICAN MINERALS, INC., a Nevada corporation ("Great American") and MADISON MINERALS INC., a British Columbia corporation ("Madison").

RECITALS

A.

On June 1, 2002 Madison Enterprises Corp. and Great American Minerals Exploration (Nevada), LLC, a Nevada limited liability company, entered into an “Exploration Agreement with Option to Purchase” with F.W. Lewis, Inc., a Nevada corporation (the “Lewis Agreement”).  The Lewis Agreement affects the “Battle Mountain Project” situated in Lander County, Nevada.  The patented mining claims, unpatented mining claims, and water rights constituting the “Battle Mountain Project” are more particularly described on Exhibit A attached hereto (the “Properties”).

B.

Great American and Madison have previously entered into a Letter Agreement dated February 4, 2004 (the “Letter Agreement”) setting forth the terms by which Madison can earn a maximum undivided 75% interest in the Lewis Agreement.

C.

In April 2003, Great American was formed as a result of the conversion of Great American Minerals Exploration (Nevada), LLC from a limited liability company into a Nevada corporation.  In October 2004, Madison changed its name from Madison Enterprises Corp. to Madison Minerals Inc.

D.

Madison has, pursuant to the Letter Agreement, earned an undivided 60% interest in the Lewis Agreement and Great American has elected to hold an undivided 40% interest in the Lewis Agreement on the terms and conditions set forth in this Agreement.

E.

Great American and Madison now wish to set forth the terms and conditions of their agreement in accordance with Form 5A of the Rocky Mountain Mineral Law Foundation.

  NOW THEREFORE, in consideration of the covenants and conditions contained herein, Great American and Madison agree as follows:

ARTICLE I

DEFINITIONS AND CROSS REFERENCES

1.1

Definitions.  The terms defined in Exhibit D and elsewhere shall have the defined meaning wherever used in this Agreement, including in Exhibits.

1.2

Cross References.  References to "Exhibits," "Articles," "Sections" and "Subsections" refer to Exhibits, Articles, Sections and Subsections of this Agreement.  References to "Paragraphs" and "Subparagraphs" refer to paragraphs and subparagraphs of the referenced Exhibits.

ARTICLE II

NAME, PURPOSES AND TERM

2.1

General.  Great American and Madison hereby enter into this Agreement for the purposes hereinafter stated.  All of the rights and obligations of the Participants in connection with the Assets or the Area of Interest and all Operations shall be subject to and governed by this Agreement.

2.2

Name.  The Assets shall be managed and operated by the Participants under the name of the “Phoenix Joint Venture” (the “Venture”).  The Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

2.3

Purposes.  This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which each of the Participants accomplishes such purposes:

(a)  To conduct Exploration within the Area of Interest,

(b)  To acquire additional real property and other interests within the Area of Interest,

(c)  To evaluate the possible Development and Mining of the Properties, and, if justified, to engage in Development and Mining,

(d)  To engage in Operations on the Properties,

(e)  To engage in marketing Products, to the extent provided by Article XI,

(f)  To complete and satisfy all Environmental Compliance obligations and Continuing Obligations affecting the Properties, and

(g)  To perform any other activity necessary, appropriate, or incidental to any of the foregoing.

2.4

Limitation.  Unless the Participants otherwise agree in writing, the Operations shall be limited to the purposes described in Section 2.3, and nothing in this Agreement shall be construed to enlarge such purposes or to change the relationships of the Participants as set forth in Section 4.

2.5

Term.  The term of this Agreement shall be for twenty (20) years from the Effective Date and for so long thereafter as Products are produced from the Properties on a continuous basis, and thereafter until all materials, supplies, equipment and infrastructure have been salvaged and disposed of, any required Environmental Compliance is completed and accepted and the Participants have agreed to a final accounting, unless the Business is earlier terminated as herein provided.  For purposes hereof, Products shall be deemed to be produced from the Properties on a "continuous basis" so long as production in commercial quantities is not halted for more than three hundred and sixty (360) consecutive days.

ARTICLE III

REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS; INDEMNITIES

3.1

Representations and Warranties of Both Participants.  As of the Effective Date, each Participant warrants and represents to the other that:

(a)  It is a corporation duly organized and in good standing in its state of incorporation and is qualified to do business and is in good standing in those states where necessary in order to carry out the purposes of this Agreement;

(b)  It has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate, board of directors, shareholder, surface and mineral rights owner, lessor, lessee and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)  It will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d)  It is not subject to any governmental order, judgment, decree, debarment, sanction or Laws that would preclude the permitting or implementation of Operations under this Agreement; and

(e)  This Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.

(f)  Neither Great American nor Madison has any knowledge of any pending or threatened actions, suits, claims, or proceedings affecting the Lewis Agreement and Properties.

3.2

Disclosures.  Each of the Participants represents and warrants that it is unaware of any material facts or circumstances that have not been disclosed in this Agreement, which should be disclosed to the other Participant in order to prevent the representations and warranties in this Article from being materially misleading.  Each Participant represents to the other that in negotiating and entering into this Agreement it has relied solely on its own appraisals and estimates as to the value of the Assets and upon its own geologic and engineering interpretations related thereto.

3.3

Record Title.  Title to the Lewis Agreement shall be held by the Venture following execution of this Agreement.

3.4

Loss of Title.  Any failure or loss of title to the Assets, and all costs of defending title, shall be charged to the Business Account, except that all costs and losses arising out of or resulting from breach of the representations and warranties of Great American or Madison as to title shall be charged to Great American or Madison, as the case may be.

3.5

Royalties, Production Taxes and Other Payments Based on Production.  All required payments of production royalties, taxes based on production of Products, and other payments out of production to private parties and governmental entities shall be determined and made by each Participant in proportion to its Participating Interest, and each Participant undertakes to make such payments timely and otherwise in accordance with applicable laws and agreements.  If separate payment is not permitted, each Participant shall determine and pay its proportionate share in advance to the Participant obligated to make such payment and such Participant shall timely make such payment.  Each Participant shall furnish to the other Participant evidence of timely payment for all such required payments.  In the event that either Participant fails to make any such required payment, the other Participant shall have the right to make such payment and shall thereby become subrogated to the rights of such third party; provided, however, that the making of any such payment on behalf of the other Participant shall not constitute acceptance by the paying Participant of any liability to such third party for the underlying obligation.

3.6

Indemnities/Limitation of Liability.

(a)

Each Participant shall indemnify the other Participant, its directors, officers, employees, agents and attorneys, or Affiliates (collectively "Indemnified Participant") from and against the entire amount of any Material Loss.  A "Material Loss" shall mean all costs, expenses, damages or liabilities, including attorneys' fees and other costs of litigation (either threatened or pending) arising out of or based on a breach by a Participant ("Indemnifying Participant") of any representation, warranty or covenant contained in this Agreement, including without limitation:

(1)

Any failure by a Participant to determine accurately and make timely payment of its proportionate share of required royalties, production taxes and other payments out of production to third parties as required by Section 3.6;

(2)

Any action taken for or obligation or responsibility assumed on behalf of the other Participant, its directors, officers, employees, agents and attorneys, or Affiliates by a Participant, any of its directors, officers, employees, agents and attorneys, or Affiliates, in violation of Section 4.1;

(3)

Failure of a Participant or its Affiliates to comply with the non-compete or Area of Interest provisions of Section 12.6 or Article XIII;

(4)

Any Transfer that causes termination of the tax partnership established by Section 4.2, against which the transferring Participant shall indemnify the non-transferring Participant as provided in Article V of Exhibit C; and

(5)

Failure of a Participant or its Affiliates to comply with the preemptive right under Section 16.3 and Exhibit H.

A Material Loss shall not be deemed to have occurred until, in the aggregate, an Indemnified Participant incurs losses, costs, damages or liabilities in excess of FIFTY THOUSAND DOLLARS ($50,000.00) relating to breaches of warranties, representations and covenants contained in this Agreement. Great American’s aggregate liability to all Indemnified Participants under this Section for breaches of the representations in Subsection 3.1 shall not, however, exceed FIVE HUNDRED THOUSAND DOLLARS ($500,000.00).

(b)

If any claim or demand is asserted against an Indemnified Participant in respect of which such Indemnified Participant may be entitled to indemnification under this Agreement, written notice of such claim or demand shall promptly be given to the Indemnifying Participant.  The Indemnifying Participant shall have the right, but not the obligation, by notifying the Indemnified Participant within thirty (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Participant to participate, at the Indemnified Participant's expense and with counsel of the Indemnified Participant's choice), the defense, compromise, or settlement of the matter, including, at the Indemnifying Participant's expense, employment of counsel of the Indemnifying Participant's choice.  Any damages to the assets or business of the Indemnified Participant caused by a failure by the Indemnifying Participant to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Participant, after the Indemnifying Participant has given notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Participant shall be obligated to indemnify the Indemnified Participant.

Any settlement or compromise of a matter by the Indemnifying Participant shall include a full release of claims against the Indemnified Participant, which has arisen out of the indemnified claim or demand.

ARTICLE IV

RELATIONSHIP OF THE PARTICIPANTS

4.1

No Partnership.  Nothing contained in this Agreement shall be deemed to constitute either Participant the partner or the venturer of the other, or, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, or to create any fiduciary relationship between them.  The Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial or other partnership or joint venture.  Neither Participant, nor any of its directors, officers, employees, agents and attorneys, or Affiliates, shall act for or assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein, and any such action or assumption by a Participant’s directors, officers, employees, agents and attorneys, or Affiliates shall be a breach by such Participant of this Agreement. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective.  Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, and it is the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common.

4.2

Federal Tax Elections and Allocations.  Without changing the effect of Section 4.1, the relationship of the Participants shall constitute a tax partnership within the meaning of Section 761(a) of the United States Internal Revenue Code of 1986, as amended.  Tax elections and allocations shall be made as set forth in Exhibit C.

4.3

State Income Tax.  To the extent permissible under applicable law, the relationship of the Participants shall be treated for state income tax purposes in the same manner as it is for federal income tax purposes.

4.4

Tax Returns.  After approval of the Management Committee, any tax returns or other required tax forms shall be filed in accordance with Exhibit C.

4.5

Other Business Opportunities.  Except as expressly provided in this Agreement, each Participant shall have the right to engage in and receive full benefits from any independent business activities or operations, whether or not competitive with this Business, without consulting with, or obligation to, the other Participant.  The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to this Business nor to any other activity or operation of either Participant.  Neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or, except as otherwise provided in Section 12.6, within the Area of Interest after the termination of the Business.  Unless otherwise agreed in writing, neither Participant shall have any obligation to mill, beneficiate or otherwise treat any Products in any facility owned or controlled by such Participant.

4.6

Waiver of Rights to Partition or Other Division of Assets.  The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by Law.

4.7

Transfer or Termination of Rights to Properties.  Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

4.8

Implied Covenants.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

4.9

No Third Party Beneficiary Rights.  This Agreement shall be construed to benefit the Participants and their respective successors and assigns only, and shall not be construed to create third party beneficiary rights in any other party or in any governmental organization or agency, except to the extent required by Project Financing and as provided in Subsection 3.7(a).

ARTICLE V

CONTRIBUTIONS BY PARTICIPANTS

5.1

Participants' Initial Contributions.

(a)

Great American, as its Initial Contribution, hereby contributes its undivided forty percent (40%) interest in the Lewis Agreement and Assets described in Exhibit A to the purposes of this Agreement.  The deemed value of this contribution shall be ONE MILLION FORTY-TWO THOUSAND EIGHTY-TWO DOLLARS AND THIRTY-ONE CENTS (USD$1,042,082.31), and shall be credited to Great American’s Equity Account as of the Effective Date.

(b)

Madison, as its Initial Contribution, hereby contributes its undivided sixty percent (60%) interest in the Lewis Agreement and Assets described in Exhibit A to the purposes of this Agreement.  The deemed value of this contribution shall be ONE MILLION FIVE HUNDRED SIXTY-THREE THOUSAND ONE HUNDRED TWENTY-THREE DOLLARS AND FORTY-SIX CENTS (USD$1,563,123.46), and shall be credited to Madison’s Equity Account as of the Effective Date.

5.2

Additional Contribution.  The Participants, subject to any election permitted by Subsection 9.5(a), shall be obligated to contribute funds to adopted Programs and Budgets in proportion to their respective Participating Interests.

ARTICLE VI

INTERESTS OF PARTICIPANTS

6.1

Initial Participating Interests.  The Participants shall have the following initial Participating Interests:

Great American

40%

Madison

60%

6.2

Changes in Participating Interests.  The Participating Interests shall be eliminated or changed as follows:

(a)

Upon withdrawal or deemed withdrawal as provided in Section 6.3 and Article XII;

(b)

Upon an election by either Participant pursuant to Section 9.5 to contribute less to an adopted Program and Budget than the percentage equal to its Participating Interest, or to contribute nothing to an adopted Program and Budget;

(c)

In the event of default by either Participant in making its agreed-upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke any of the remedies in Section 10.5;

(d)

Upon Transfer by either Participant of part or all of its Participating Interest in accordance with Article XVI; or

(e)

Upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising.

6.3

Elimination of Minority Interest.

(a)

A Reduced Participant whose Recalculated Participating Interest becomes less than twenty-five percent (25%) shall be deemed to have withdrawn from the Business and shall relinquish its entire Participating Interest free and clear of any Encumbrances arising by, through or under the Reduced Participant, except any such Encumbrances listed in Paragraph 1.1 of Exhibit A or to which the Participants have agreed.  Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant.  The Reduced Participant's Capital Account shall be transferred to the remaining Participant.  The Reduced Participant shall have the right to receive twenty-five percent (25%) of Net Proceeds, if any, without limitation.  The Reduced Partici-pant shall execute and deliver an appropriate conveyance of all of its right, title and interest in the Assets to the remaining Participant.

(b)

The relinquishment, withdrawal and entitlements for which this Section provides shall be effective as of the effective date of the recalculation under Sections 9.5 or 10.5.  However, if the final adjustment provided under Section 9.6 for any recalculation under Section 9.5 results in a Recalculated Participating Interest of twenty-five percent (25%) or more:  (1) the Recalculated Participating Interest shall be deemed, effective retroactively as of the first day of the Program Period, to have automatically revested; (2) the Reduced Participant shall be reinstated as a Participant, with all of the rights and obligations pertaining thereto; (3) the right to Net Proceeds under Subsection 6.3(a) shall terminate; and (4) the Manager, on behalf of the Participants, shall make any necessary reimbursements, reallocations of Products, contributions and other adjustments as provided in Subsection 9.6(d).  Similarly, if such final adjustment under Section 9.6 results in a Recalculated Participating Interest for either Participant of less than twenty-five percent (25%) for a Program Period as to which the provisional calculation under Section 9.5 had not resulted in a Participating Interest of less than twenty-five percent (25%), then such Participant, at its election within thirty (30) days after notice of the final adjustment, may contribute an amount resulting in a revised final adjustment and resultant Recalculated Participating Interest of twenty-five percent (25%).  If no such election is made, such Participant shall be deemed to have withdrawn under the terms of Subsection 6.3(a) as of the beginning of such Program Period, and the Manager, on behalf of the Participants, shall make any necessary reimbursements, reallocations of Products, contributions and other adjustments as provided in Subsection 9.6(d), including of any Net Proceeds to which such Participant may be entitled for such Program Period.

6.4

Continuing Liabilities Upon Adjustments of Participating Interests.  Any reduction or elimination of either Participant's Participating Interest under Section 6.2 shall not relieve such Participant of its share of any liability, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether arising, before or after such reduction or elimination, out of acts or omissions occurring or conditions existing prior to the Effective Date or out of Operations conducted during the term of this Agreement but prior to such reduction or elimination, regardless of when any funds may be expended to satisfy such liability.  For purposes of this Section, such Participant's share of such liability shall be equal to its Participating Interest at the time the act or omission giving rise to the liability occurred, after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 6.3, 9.5, 9.6 and 10.5 (or, as to such liability arising out of acts or omissions occurring or conditions existing prior to the Effective Date, equal to such Participant's initial Participating Interest).  Should the cumulative cost of satisfying Continuing Obligations be in excess of cumulative amounts accrued or otherwise charged to the Environmental Compliance Fund as described in Exhibit B, each of the Participants shall be liable for its proportionate share (i.e., Participating Interest at the time of the act or omission giving rise to such liability occurred), after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 6.3, 9.5, 9.6 and 10.5, of the cost of satisfying such Continuing Obligations, notwithstanding that either Participant has previously withdrawn from the Business or that its Participating Interest has been reduced or converted to an interest in Net Proceeds pursuant to Subsection 6.3(a).

6.5

Documentation of Adjustments to Participating Interests.  Adjustments to the Participating Interests need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest and related Equity Account balance shall be shown in the accounting records of the Manager, and any adjustments thereto, including any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.5, 9.6 and 10.5, shall be made monthly.  However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence such adjustments in form sufficient for filing and recording in the jurisdiction where the Properties are located.

6.6

Grant of Lien and Security Interest.

(a)

Subject to Section 6.7, each Participant grants to the other Participant a lien upon and a security interest in its Participating Interest, including all of its right, title and interest in the Assets, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

(b)

The liens and security interests granted by Subsection 6.6(a) shall secure every obligation or liability of the Participant granting such lien or security interest created under this Agreement, including the obligation to repay a Cover Payment in accordance with Section 10.4.  Each Participant hereby agrees to take all action necessary to perfect such lien and security interest and hereby appoints the other Participant its attorney-in-fact to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interest.

6.7

Subordination of Interests.  Each Participant shall, from time to time, take all necessary actions, including execution of appropriate agree-ments, to pledge and subordinate its Participating Interest, any liens it may hold which are created under this Agreement other than those created pursuant to Section 6.6 hereof, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee, including any secured borrowings relating to Project Financing, and any modifications or renewals thereof.

ARTICLE VII

MANAGEMENT COMMITTEE

7.1

Organization and Composition.  The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement.  The Management Committee shall consist of two (2) members appointed by Great American and two (2) members appointed by Madison .  Each Participant may appoint one or more alternates to act in the absence of a regular member.  Any alternate so acting shall be deemed a member.  Appointments by a Participant shall be made or changed by notice to the other members.  Madison shall designate one of its members to serve as the chair of the Management Committee.

7.2

Decisions.  Each Participant, acting through its appointed member(s) in attendance at the meeting, shall have the votes on the Management Committee in proportion to its Participating Interest.  Unless otherwise provided in this Agreement, the vote of the Participant with a Participating Interest over fifty (50%) shall determine the decisions of the Management Committee.

7.3

Meetings.

(a)

The Management Committee shall hold regular meetings at least quarterly in Reno, or at other agreed places.  The Manager shall give fifteen (15) days notice to the Participants of such meetings.  Additionally, either Participant may call a special meeting upon seven (7) days notice to the other Participant.  In case of an emergency, reasonable notice of a special meeting shall suffice.  There shall be a quorum if at least one member representing each Participant is present; provided, however, that if a Participant fails to attend two consecutive properly called meetings, then a quorum shall exist at the second meeting if the other Participant is represented by at least one appointed member, and a vote of such Participant shall be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require unanimity.

(b)

If business cannot be conducted at a regular or special meeting due to the lack of a quorum, either Participant may call the next meeting upon fifteen (15) days notice to the other Participant.

(c)

Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered if either Participant adds the matter to the agenda at least seven (7) days before the meeting or with the consent of the other Participant.  The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the other Participant within fifteen (15) days after the meeting.  Either Participant may electronically record the proceedings of a meeting with the consent of the other Participant.  The other Participant shall sign and return or object to the minutes prepared by the Manager within fifteen (15) days after receipt, and failure to do either shall be deemed acceptance of the minutes as prepared by the Manager.  The minutes, when signed or deemed accepted by both Participants, shall be the official record of the decisions made by the Management Committee.  Decisions made at a Management Committee meeting shall be implemented in accordance with adopted Programs and Budgets.  If a Participant timely objects to minutes proposed by the Manager, the members of the Management Committee shall seek, for a period not to exceed fifteen (15) days from receipt by the Manager of notice of the objections, to agree upon minutes acceptable to both Participants.  If the Management Committee does not reach agreement on the minutes of the meeting within such fifteen (15) day period, the minutes of the meeting as prepared by the Manager together with the other Participant's proposed changes shall collectively constitute the record of the meeting.  If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be charged to the Business Account.  All other costs shall be paid by the Participants individually.

7.4

Action Without Meeting in Person.  In lieu of meetings in person, the Management Committee may conduct meetings by telephone or video conference, so long as minutes of such meetings are prepared in accordance with Subsection 7.3(c).  The Management Committee may also take actions in writing signed by all members.

7.5

Matters Requiring Approval.  Except as otherwise delegated to the Manager in Section 8.2, the Management Committee shall have exclusive authority to determine all matters related to overall policies, objectives, procedures, methods and actions under this Agreement.

ARTICLE VIII

MANAGER

8.1

Appointment.  The Participants hereby appoint Madison as the Manager with overall management responsibility for Operations. Madison hereby agrees to serve until it resigns as provided in Section 8.4.

8.2

Powers and Duties of Manager.  Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties, which shall be discharged in accordance with adopted Programs and Budgets.

(a)

The Manager shall manage, direct and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in Article IX.

(b)

The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c)

The Manager shall use reasonable efforts to:  (1) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made to the extent reasonably possible on the best terms available, taking into account all of the circumstances; (2) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (3) keep the Assets free and clear of all Encumbrances, except any such Encumbrances listed in Paragraph 1.1 of Exhibit A and those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or material men's liens (which shall be contested, released or discharged in a diligent matter) or Encumbrances specifically approved by the Management Committee.

(d)

The Manager shall conduct such title examinations of the Properties and cure such title defects pertaining to the Properties as may be advisable in its reasonable judgment.

(e)

The Manager shall:  (1) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; (2) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income and taxes, including production taxes, attributable to a Participant's share of Products, and shall otherwise promptly pay and discharge expenses incurred in Operations; provided, however, that if authorized by the Management Committee, the Manager shall have the right to contest (in the courts or otherwise) the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the nonpayment of any taxes, assessments or like charges; and (3) do all other acts reasonably necessary to maintain the Assets.

(f)

The Manager shall:  (1) apply for all necessary permits, licenses and approvals; (2) comply with all Laws; (3) notify promptly the Management Committee of any allegations of substantial violation thereof; and (4) prepare and file all reports or notices required for or as a result of Operations.  The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager's good faith efforts to comply consistent with its standard of care under Section 8.3.  In the event of any such violation, the Manager shall timely cure or dispose of such violation on behalf of both Participants through performance, payment of fines and penalties, or both, and the cost thereof shall be charged to the Business Account.

(g)

The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations.  The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings.  The non-managing Participant shall approve in advance any settlement involving payments, commitments or obligations in excess of TEN THOUSAND DOLLARS ($10,000) in cash or value.

(h)

The Manager shall provide insurance for the benefit of the Participants as provided in Exhibit F or as may otherwise be determined from time to time by the Management Committee.

(i)

The Manager may dispose of Assets, whether by abandonment, surrender, or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article XIV.  Without prior authorization from the Management Committee, however, the Manager shall not:  (1) dispose of Assets in any one transaction (or in any series of related transactions) having a value in excess of ONE THOUSAND DOLLARS ($1,000); (2) enter into any sales contracts or commitments for Product, except as permitted in Section 11.2; (3) begin a liquidation of the Business; or (iv) dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Business.

(j)

The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

(k)

The Manager shall perform or cause to be performed all assessment and other work, and shall pay all Governmental Fees required by Law in order to maintain the unpatented mining claims, mill sites and tunnel sites included within the Properties.  The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration and continued actual occupancy of such claims and sites shall not be required.  The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by the Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is pursuant to an adopted Program and Budget and is performed in accordance with the Manager's standard of care under Section 8.3.  The Manager shall timely record with the appropriate county and file with the appropriate United States agency any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of Governmental Fees, the performance of assessment work or intent to hold the claims and sites, in each case in sufficient detail to reflect compliance with the requirements applicable to each claim and site.  The Manager shall not be liable on account of any determination by any court or governmental agency that any such document submitted by the Manager does not comply with applicable requirements, provided that such document is prepared and recorded or filed in accordance with the Manager's standard of care under Section 8.3.

(l)

If authorized by the Management Committee, the Manager may:  (1) locate, amend or relocate any unpatented mining claim or mill site or tunnel site, (2) locate any fractions resulting from such amendment or relocation, (3) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, (4) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby, (5) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby, (6) exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground, and (7) convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any Law hereafter enacted.

(m)

The Manager shall keep and maintain all required accounting and financial records pursuant to the procedures described in Exhibit B and in accordance with customary cost accounting practices in the mining industry, and shall ensure appropriate separation of accounts unless otherwise agreed by the Participants.

(n)

The Manager shall maintain Equity Accounts for each Participant.  Each Participant's Equity Account shall be credited with the value of such Participant's contributions under Subsections 5.1(a) and 5.1(b) and shall be credited with amounts contributed by such Participant under Section 5.2.  Each Participant's Equity Account shall be charged with the cash and the fair market value of property distributed to such Participant (net of liabilities assumed by such Participant and liabilities to which such distributed property is subject).  Contributions and distributions shall include all cash contributions or distributions plus the agreed value (expressed in dollars) of all in-kind contributions or distributions.   Solely for purposes of determining the Equity Account balances of the Participants, the Manager shall reasonably estimate the fair market value of all Products distributed to the Participants, and such estimated value shall be used regardless of the actual amount received by each Participant upon disposition of such Products.

(o)

The Manager shall keep the Management Committee advised of all Operations by submitting in writing to the members of the Management Committee:  (1) monthly progress reports that include statements of expenditures and comparisons of such expenditures to the adopted Budget; (2) periodic summaries of data acquired; (3) copies of reports concerning Operations; (4) a detailed final report within forty five (45) days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and (5) such other reports as any member of the Management Committee may reasonably request.  Subject to Article XVIII, at all reasonable times the Manager shall provide the Management Committee, or other representative of a Participant upon the request of such Participant’s member of the Management Committee, access to, and the right to inspect and, at such Participant's cost and expense, copies of the Existing Data and all maps, drill logs and other drilling data, core, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other Business Information, to the extent preserved or kept by the Manager, subject to Article XVIII.  In addition, the Manager shall allow the non-managing Participant, at the latter's sole risk, cost and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the non-managing Participant does not unreasonably interfere with Operations.

(p)

The Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations and shall include in each Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance.  To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations.

(q)

The Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Business.  The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines.  As part of each Program and Budget submittal, the Manager shall specify in such Program and Budget the measures to be taken for performance of Continuing Obligations and the cost of such measures.  The Manager shall keep the other Participant reasonably informed about the Manager's efforts to discharge Continuing Obligations.   Authorized representatives of each Participant shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto.

(r)

The funds that are to be deposited into the Environmental Compliance Fund shall be maintained by the Manager in a separate, interest bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee.  Such funds shall be used solely for Environmental Compliance and Continuing Obligations, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements.

(s)

If Participating Interests are adjusted in accordance with this Agreement the Manager shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations.

(t)

The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing, and to implement the policies, objectives, procedures, methods and actions determined by the Management Committee pursuant to Section 7.1.

8.3

Standard of Care.  The Manager shall discharge its duties under Section 8.2 and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with Laws and with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the Assets.  The Manager shall not be liable to the other Participant for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager's willful misconduct or gross negligence.  The Manager shall not be in default of any of its duties under Section 8.2 if its inability or failure to perform results from the failure of the other Participant to perform acts or to contribute amounts required of it by this Agreement.

8.4

Resignation; Deemed Offer to Resign.  The Manager may resign upon not less than  two (2) months' prior notice to the other Participant, in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within thirty (30) days after the notice of resignation.  If any of the following shall occur, the Manager shall be deemed to have resigned upon the occurrence of the event described in each of the following Subsections, with the successor Manager to be appointed by the other Participant at a subsequently called meeting of the Management Committee, at which the Manager shall not be entitled to vote.  The other Participant may appoint itself or a third party as the Manager.

(a)

The aggregate Participating Interest of the Manager and its Affiliates becomes less than thirty five percent (35%);

(b)

The Manager fails to perform a material obligation imposed upon it under this Agreement and such failure continues for a period of sixty (60) days after notice from the other Participant demanding performance;

(c)

The Manager fails to pay or contest in good faith its bills and Business debts as such obligations become due;

(d)

A receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets is appointed and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager;

(e)

The Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

(f)

Entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or a substantial part of its Participating Interest or its other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under Subsections (d), (e) or (f) above, the appointment of a successor Manager shall be deemed to pre-date the event causing a deemed resignation.

8.5

Payments To Manager.  The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with Exhibit B.

8.6

Transactions With Affiliates.  If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case in arm's-length transactions with unrelated persons.

8.7

Activities During Deadlock.  If the Management Committee for any reason fails to adopt an Exploration, Pre-Feasibility Study, Feasibility Study or Development Program and Budget,  the Manager shall continue Operations at levels sufficient to maintain the Properties.  If the Management Committee for any reason fails to adopt an initial Mining Program and Budget or any Expansion or Modification Programs and Budgets, the Manager shall continue Operations at levels sufficient to maintain the then current Operations and Properties.  If the Management Committee for any reason fails to adopt Mining Programs and Budgets subsequent to the initial Mining Program and Budget, subject to the contrary direction of the Management Committee and receipt of necessary funds, the Manager shall continue Operations at levels comparable with the last adopted Mining Program and Budget.  All of the foregoing shall be subject to the contrary direction of the Management Committee and the receipt of necessary funds.

ARTICLE IX

PROGRAMS AND BUDGETS

9.1

Initial Program and Budget.  The Initial Program and Budget to which both Participants have agreed is hereby adopted and is attached as Exhibit G.

9.2

Operations Pursuant to Programs and Budgets.  Except as otherwise provided in Subsection 5.1(c), Section 9.13, and Article XIII, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to adopted Programs and Budgets.  Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all Operations contemplated under the Program and Budget.

9.3

Presentation of Programs and Budgets.  Proposed Programs and Budgets shall be prepared by the Manager for a period of one (1) year or any other period as approved by the Management Committee, and shall be submitted to the Management Committee for review and consideration.  All proposed Programs and Budgets may include Exploration, Pre-Feasibility Studies, Feasibility Study, Development, Mining and Expansion or Modification Operations components, or any combination thereof, and shall be reviewed and adopted upon a vote of the Management Committee in accordance with Sections 7.2 and 9.4.  Each Program and Budget adopted by the Management Committee, regardless of length, shall be reviewed at least once a year at a meeting of the Management Committee.  During the period encompassed by any Program and Budget, and at least three (3) months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Management Committee for review and consideration.

9.4

Review and Adoption of Proposed Programs and Budgets.  Within thirty (30) days after submission of a proposed Program and Budget, each Participant shall submit in writing to the Management Committee:

(a)

Notice that the Participant approves any or all of the components of the proposed Program and Budget;

(b)

Modifications proposed by the Participant to the components of the proposed Program and Budget; or

(c)

Notice that the Participant rejects any or all of the components of the proposed Program and Budget.

If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be a vote by the Participant for adoption of the Manager's proposed Program and Budget.  If a Participant makes a timely submission to the Management Committee pursuant to Subsections 9.4(a), (b) or (c), then the Manager working with the other Participant shall seek for a period of time not to exceed twenty (20) days to develop a complete Program and Budget acceptable to both Participants.  The Manager shall then call a Manage-ment Committee meeting in accordance with Section 7.3 for purposes of reviewing and voting upon the proposed Program and Budget.

9.5

Election to Participate.

(a)

By notice to the Management Committee within twenty (20) days after the final vote adopting a Program and Budget, and notwithstanding its vote concerning adoption of a Program and Budget, a Participant may elect to participate in the approved Program and Budget: (1) in proportion to its respective Participating Interest, (2) in some lesser amount than its respective Participating Interest, or (3) not at all.  In case of an election under Subsection 9.5(a)(2) or (3), its Participating Interest shall be recalculated as provided in Subsection 9.5(b) below, with dilution effective as of the first day of the Program Period for the adopted Program and Budget.  If a Participant fails to so notify the Management Committee of the extent to which it elects to participate, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its respective Participating Interest as of the beginning of the Program Period.

(b)

If a Participant elects to contribute to an adopted Program and Budget some lesser amount than in proportion to its respective Participating Interest, or not at all, and the other Participant elects to fund all or any portion of the deficiency, the Participating Interest of the Reduced Participant shall be provisionally recalculated as follows:

(1)

For an election made before Payout, by dividing: (A) the sum of (1) the amount credited to the Reduced Participant's Equity Account with respect to its Initial Contribution under Section 5.1, (2) the total of all of the Reduced Participant's contributions under Section 5.2, and (3) the amount, if any, the Reduced Participant elects to contribute to the adopted Program and Budget; by (B) the sum of (1), (2) and (3) above for both Participants; and then multiplying the result by one hundred; or

(2)

For an election made after Payout, by reducing its Participating Interest in an amount equal to one times the amount by which it would have been reduced under Subsection 9.5(b)(1) if such election were made before Payout.

The Participating Interest of the other Participant shall be increased by the amount of the reduction in the Participating Interest of the Reduced Participant, and if the other Participant elects not to fund the entire deficiency, the Manager shall adjust the Program and Budget to reflect the funds available.

(c)

Whenever the Participating Interests are recalculated pursuant to this Subsection 9.5, (1) the Equity Accounts of both Participants shall be revised to bear the same ratio to each other as their recalculated Participating Interests; and (2) the portion of Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

9.6

Recalculation or Restoration of Reduced Interest Based on Actual Expenditures.

(a)

If a Participant makes an election under Subsection 9.5(a)(2) or (3), then within sixty (60) days after the conclusion of such Program and Budget, the Manager shall report the total amount of money expended plus the total obligations incurred by the Manager for such Budget.

(b)

If the Manager expended or incurred obligations that were more or less than the adopted Budget, the Participating Interests shall be recalculated pursuant to Subsection 9.5(b) by substituting each Participant's actual contribution to the adopted Budget for that Participant's estimated contribution at the time of the Reduced Participant's election under Subsection 9.5(a).

(c)

If the Manager expended or incurred obligations of less than ninety percent (90%) of the adopted Budget, within forty five (45) days of receiving the Manager's report on expenditures, the Reduced Participant may notify the other Participant of its election to reimburse the other Participant for the difference between any amount contributed by the Reduced Participant to such adopted Program and Budget and the Reduced Participant's proportionate share

(at the Reduced Participant's former Participating Interest) of the actual amount expended or incurred for the Program, plus interest on the difference accruing at the rate described in Section 10.3 plus two (2) percentage points.  The Reduced Participant shall deliver the appropriate amount (including interest) to the other Participant with such notice.  Failure of the Reduced Participant to so notify and tender such amount shall result in dilution occurring in accordance with this Article IX and shall bar the Reduced Participant from its rights under this Subsection 9.6(c) concerning the relevant adopted Program and Budget.

(d)

All recalculations under this Section IX shall be effective as of the first day of the Program Period for the Program and Budget.  The Manager, on behalf of both Participants, shall make such reimbursements, reallocations of Products, contributions and other adjustments as are necessary so that, to the extent possible, each Participant will be placed in the position it would have been in had its Participating Interests as recalculated under this Section been in effect throughout the Program Period for such Program and Budget.  If the Participants are required to make contributions, reimbursements or other adjustments pursuant to this Section, the Manager shall have the right to purchase or sell a Participant's share of Products in the same manner as under Section 11.2 and to apply the proceeds of such sale to satisfy that Participant's obligation to make such contributions, reimbursements or adjustments.

(e)

Whenever the Participating Interests are recalculated pursuant to this Section, (1) the Participants’ Equity Accounts shall be revised to bear the same ratio to each other as their Recalculated Participating Interests; and (2) the portion of Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

9.7

Pre-Feasibility Study Program and Budgets.

(a)

At such time as either Participant is of the good faith and reasonable opinion that economically viable Mining Operations may be possible on the Properties, the Participant may propose to the Management Committee that a Pre-Feasibility Study Program and Budget, or a Program and Budget that includes Pre-Feasibility Studies, be prepared.  Such proposal shall be made in writing to the other Participant, shall reference the data upon which the proposing Participant bases its opinion, and shall call a meeting of the Management Committee pursuant to Section 7.3.  If such proposal is adopted by the Management Committee, the Manager shall prepare or have prepared a Pre-Feasibility Study Program and Budget as approved by the Management Committee and shall submit the same to the Management Committee within thirty (30) days following adoption of the proposal.

(b)

Pre-Feasibility Studies may be conducted by the Manager,  Feasibility Contractors, or both, or may be conducted by the Manager and audited by Feasibility Contractors, as the Management Committee determines.  A Pre-Feasibility Study Program shall include the work necessary to prepare and complete the Pre-Feasibility Study approved in the proposal adopted by the Management Committee, which may include some or all of the following:

(1)

Analyses of various alternatives for mining, processing and beneficiation of Products;

(2)

Analyses of alternative mining, milling, and production rates;

(3)

Analyses of alternative sites for placement of facilities (i.e., water supply facilities, transport facilities, reagent storage, offices, shops, warehouses, stock yards, explosives storage, handling facilities, housing, public facilities);

(4)

Analyses of alternatives for waste treatment and handling (including a description of each alternative of the method of tailings disposal and the location of the proposed disposal site);

(5)

Estimates of recoverable proven and probable reserves of Products and of related substances, in terms of technical and economic constraints (extraction and treatment of Products), including the effect of grade, losses, and impurities, and the estimated mineral composition and content thereof, and review of mining rates commensurate with such reserves;

(6)

Analyses of environmental impacts of the various alternatives, including an analysis of the permitting, environmental liability and other Environmental Law implications of each alternative, and costs of Environmental Compliance for each alternative;

(7)

Conduct of appropriate metallurgical tests to determine the efficiency of alternative extraction, recovery and processing techniques, including an estimate of water, power, and reagent consumption requirements;

(8)

Conduct of hydrology and other studies related to any required dewatering; and

(9)

Conduct of other studies and analyses approved by the Management Committee.

(c)

The Manager shall have the discretion to base its and any Feasibility Contractors’ Pre-Feasibility Study on the cumulative results of each discipline studied, so that if a particular portion of the work would result in the conclusion that further work based on these results would be unwarranted for a particular alternative, the Manager shall have no obligation to continue expenditures on other Pre-Feasibility Studies related solely to such alternative.

9.8

Completion of Pre-Feasibility Studies and Selection of Approved Alternatives.   As soon as reasonably practical following completion of all Pre-Feasibility Studies required to evaluate fully the alternatives studied pursuant to Pre-Feasibility Programs, the Manager shall prepare a report summarizing all Pre-Feasibility Studies and shall submit the same to the Management Committee.  Such report shall incorporate the following:

(a)

The results of the analyses of the alternatives and other matters evaluated in the conduct of the Pre-Feasibility Programs;

(b)

Reasonable estimates of capital costs for the Development and start-up of the mine, mill and other processing and ancillary facilities required by the Development and Mining alternatives evaluated (based on flowsheets, piping and instrumentation diagrams, and other major engineering diagrams), which cost estimates shall include reasonable estimates of:

(1)

Capitalized pre-stripping expenditures, if an open pit or surface mine is proposed;

(2)

Expenditures required to purchase, construct and install all machinery, equipment and other facilities and infrastructure (including contingencies) required to bring a mine into commercial production, including an analysis of costs of equipment or supply contracts in lieu of Development costs for each Development and Mining alternative evaluated;

(3)

Expenditures required to perform all other related work required to commence commercial production of Products and, if applicable, process Products (including reasonable estimates of working capital requirements); and

(4)

All other direct and indirect costs and general and administrative expenses that may be required for a proper evaluation of the Development and Mining alternatives and annual production levels evaluated.  The capital cost estimates shall include a schedule of the timing of the estimated capital requirements for each alternative;

(c)

A reasonable estimate of the annual expenditures required for the first year of Operations after completion of the capital program described in Subsection 9.8(b) for each Development alternative evaluated, and for subsequent years of Operations, including estimates of annual production, processing, administrative, operating and maintenance expenditures, taxes (other than income taxes), working capital requirements, royalty and purchase obligations, equipment leasing or supply contract expenditures, work commitments, Environmental Compliance costs, post-Operations Environmental Compliance and Continuing Obligations funding requirements and all other anticipated costs of such Operations.  This analysis shall also include an estimate of the number of employees required to conduct such Operations for each alternative;

(d)

A review of the nature, extent and rated capacity of the mine, machinery, equipment and other facilities preliminarily estimated to be required for the purpose of producing and marketing Products under each Development and Mining alternative analyzed;

(e)

An analysis (and sensitivity analyses reasonably requested by either Participant), based on various target rates of return and price assumptions requested by either Participant, of whether it is technically, environmentally, and economically feasible to place a prospective ore body or deposit within the Properties into commercial production for each of the Development and Mining alternatives analyzed (including a discounted cash flow rate of return investment analysis for each alternative and net present value estimate using various discount rates requested by either Participant); and

(f)

Such other information as the Management Committee deems appropriate.

Within ninety (90) days after delivery of the Pre-Feasibility Study summary to the Participants, a Management Committee meeting shall be convened for the purposes of reviewing the Pre-Feasibility Study summary and selecting one or more Approved Alternatives, if any.

9.9

Programs and Budgets for Feasibility Study.  Within ninety (90) days following the selection of an Approved Alternative, the Manager shall submit to the Management Committee a Program and a Budget, which shall include necessary Operations, for the preparation of a Feasibility Study.  A Feasibility Study may be prepared by the Manager,  Feasibility Contractors, or both, or may be prepared by the Manager and audited by Feasibility Contractors, as the Management Committee determines.

9.10

Development Programs and Budgets; Project Financing.

(a)

Unless otherwise determined by the Management Committee, the Manager shall not submit to the Management Committee a Program and Budget including Development of the mine described in a completed Feasibility Study until sixty (60) days following the receipt by Manager of the Feasibility Study.  The Program and Budget, which includes Development of the mine described in the completed Feasibility Study, shall be based on the estimated cost of Development described in the Feasibility Study for the Approved Alternative, unless otherwise directed by the Management Committee.

(b)

Promptly following adoption of the Program and Budget, which includes Development as described in a completed Feasibility Study, but in no event more than ninety (90) days thereafter, the Manager shall submit to the Management Committee a report on material bids received for Development work ("Bid Report").  If bids described in the Bid Report result in the aggregate cost of Development work exceeding one hundred ten percent (110%) of the Development cost estimates that formed the basis of the Development component of the adopted Program and Budget, the Program and Budget, which includes relevant Development, shall be deemed to have been resubmitted to the Management Committee based on the aggregate costs as described in the Bid Report on the date of receipt of the Bid Report and shall be reviewed and adopted in accordance with Sections 7.2 and 9.4.

(c)

If the Management Committee approves the Development of the mine described in a Feasibility Study and also decides to seek Project Financing for such mine, each Participant shall, at its own cost, cooperate in seeking to obtain Project Financing for such mine; provided, however, that all fees, charges and costs (including attorneys and technical consultants fees) paid to the Project Financing lenders shall be borne by the Participants in proportion to their Participating Interests, unless such fees are capitalized as a part of the Project Financing.

9.11

Expansion or Modification Programs and Budgets.  Any Program and Budget proposed by the Manager involving Expansion or Modification shall be based on a Feasibility Study prepared by the Manager, Feasibility Contractors, or both, or prepared by the Manager and audited by Feasibility Contractors, as the Management Committee determines.  The Program and Budget, which include Expansion or Modification, shall be submitted for review and approval by the Management Committee within thirty (30) days following receipt by the Manager of such Feasibility Study.

9.12

Budget Overruns; Program Changes.  The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget.  If the Manager exceeds an adopted Budget by more than ten percent (10%) in the aggregate, then the excess over five percent (5%), unless directly caused by an emergency or unexpected expenditure made pursuant to Section 9.13 or unless otherwise authorized or ratified by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests nor deemed a contribution under this Agreement.  Budget overruns of five percent (5%) or less in the aggregate shall be borne by the Participants in proportion to their respective Participating Interests.

9.13

Emergency or Unexpected Expenditures.  In case of emergency, the Manager may take any reasonable action it deems necessary to protect life or property, to protect the Assets or to comply with Laws.  The Manager may make reasonable expenditures on behalf of the Participants for unexpected events that are beyond its reasonable control and that do not result from a breach by it of its standard of care.  The Manager shall promptly notify the Participants of the emergency or unexpected expenditure, and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests.

ARTICLE X

ACCOUNTS AND SETTLEMENTS

10.1

Monthly Statements.  The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Business Account during the preceding month.

10.2

Cash Calls.  On the basis of each adopted Program and Budget, the Manager shall submit prior to the last day of each month a billing for estimated cash requirements for the next month.  Within twenty (20) days after receipt of each billing, or a billing made pursuant to Section 9.13 or 12.4, each Participant shall advance its proportionate share of such cash requirements.  The Manager shall record all funds received in the Business Account.  The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to sixty (60) days.  All funds in excess of immediate cash requirements shall be invested by the Manager for the benefit of the Business in cash management accounts and investments selected at the discretion of the Manager, which accounts may include, but are not limited to, money market investments and money market funds.

10.3

Failure to Meet Cash Calls.  A Participant that fails to meet cash calls in the amount and at the times specified in Section 10.2 shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to two (2) percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by Law.  Such interest shall accrue to the benefit of and be payable to the non-defaulting Participant, but shall not be deemed as amounts contributed by the non-defaulting Participant in the event dilution occurs in accordance with Article VI.  In addition to any other rights and remedies available to it by Law, the non-defaulting Participant shall have those other rights, remedies, and elections specified in Sections 10.4 and 10.5.

10.4

Cover Payment.  If a Participant defaults in making a contribution or cash call required by an adopted Program and Budget, the non-defaulting Participant may, but shall not be obligated to, advance some portion or all of the amount in default on behalf of the defaulting Participant (a "Cover Payment").  Each and every Cover Payment shall constitute a demand loan bearing interest from the date of the advance at the rate provided in Section 10.3.  If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall apply to the aggregated Cover Payments.  The failure to repay such loan upon demand shall be a default.

10.5

Remedies.  The Participants acknowledge that if either Participant defaults in making a contribution required by Article V or a cash call, or in repaying a loan, as required under Sections 10.2, 10.3 or 10.4, whether or not a Cover Payment is made, it will be difficult to measure the damages resulting from such default (it being hereby understood and agreed that the Participants have attempted to determine such damages in advance and determined that the calculation of such damages cannot be ascertained with reasonable certainty).  Both Participants acknowledge and recognize that the damage to the non-defaulting Participant could be significant.  In the event of such default, as reasonable liquidated damages, the non-defaulting Participant may, with respect to any such default not cured within thirty (30) days after notice to the defaulting Participant of such default, elect any of the following remedies by giving notice to the defaulting Participant. Such election may be made with respect to each failure to meet a cash call relating to a Program and Budget, regardless of the frequency of such cash calls, provided such cash calls are made in accordance with Section 10.2.

(a)

The defaulting Participant grants to the non-defaulting Participant a power of sale as to all or any portion of its interest in any Assets or in its Participating Interest that is subject to the lien and security interest granted in Section 6.6 (whether or not such lien and security interest has been perfected), upon a default under Sections 10.3 or 10.4.  Such power shall be exercised in the manner provided by applicable Law or otherwise in a commercially reasonable manner and upon reasonable notice.  If the non-defaulting Participant elects to enforce the lien or security interest pursuant to the terms of this Subsection, the defaulting Participant shall be deemed to have waived any available right of redemption, any required valuation or appraisal of the secured property prior to sale, any available right to stay execution or to require a marshaling of assets, and any required bond in the event a receiver is appointed, and the defaulting Participant shall be liable for any deficiency.

(b)

The non-defaulting Participant may elect to have the defaulting Participant’s Participating Interest diluted or eliminated as follows:

(1)

For a default occurring before Payout relating to a Program and Budget covering in whole or in part Exploration, Pre-Feasibility Study or Feasibility Study Operations, the Reduced Participant's Participating Interest shall be recalculated by dividing: (X) the sum of (a) the value of the Reduced Participant's Initial Contribution under Section 5.1, (b) the total of all of the Reduced Participant's contributions under Section 5.2, and (c) the amount, if any, the Reduced Participant contributed to the adopted Program and Budget with respect to which the default occurred; by (Y) the sum of (a), (b) and (c) above for both Participants; and then multiplying the result by one hundred.  For such a default occurring after Payout, the Reduced Participant's Participating Interest shall be reduced in an amount equal to one times the amount by which it would have been reduced if such default had occurred before Payout.  For such a default, whether occurring before or after Payout, the Recalculated Participating Interest shall then be further reduced:

(A)

for a default relating exclusively to an Exploration Program and Budget, by multiplying the Recalculated Participating Interest by the following percentage: 80%; or

(B)

for a default relating to a Program and Budget covering in whole or in part Pre-Feasibility Study and/or Feasibility Study Operations, by multiplying the Recalculated Participating Interest by the following percentage:  70%.

The Participating Interest of the other Participant shall be increased by the amount of the reduction in the Participating Interest of the Reduced Participant, including the further reduction under Subsections 10.5(b)(1)(A) or (B).

(2)

For a default relating to a Program and Budget covering in whole or in part Development or Mining, at the non-defaulting Participant's election, the defaulting Participant shall be deemed to have withdrawn and to have automatically relinquished its interest in the Assets to the non-defaulting Participant; provided, however, the defaulting Participant shall have the right to receive twenty-five percent (25%) of Net Proceeds, if any.  The defaulting Participant shall have no further right, title or interest in the Assets, but shall remain liable to the extent provided in Section 6.4.

(3)

Dilution under this Subsection 10.5(b) shall be effective as of the date of the original default, and Section 9.6 shall not apply.  The amount of any Cover Payment under Section 10.4 and interest thereon, or any interest accrued in accordance with Section 10.3, shall be deemed to be amounts contributed by the non-defaulting Participant, and not as amounts contributed by the defaulting Participant.

(4)

Whenever the Participating Interests are recalculated pursuant to this Subsection 10.5(b), (A) the Equity Accounts of both Participants shall be adjusted to bear the same ratio to each other as their recalculated Participating Interests; and (B) the portion of Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

(c)

If a Participant has defaulted in meeting a cash call or repaying a loan, and if the non-defaulting Participant has made a Cover Payment, then, in addition to a reduction in the defaulting Participant's Participating Interest effected pursuant to Subsection 10.5(b), the non-defaulting Participant shall have the right, if the indebtedness arising from a default or Cover Payment is not discharged within sixty (60) days of the default and upon not less than thirty (30) days advance notice to the defaulting Participant, to elect to purchase all the right, title, and interest, whenever acquired or arising, of the defaulting Participant in the Assets, including but not limited to its Participating Interest, (but excluding its twenty-five percent (25%) interest in Net Proceeds per Sections 6.3(a) and 10(b)(2)) together with all proceeds from and accessions of the foregoing (collect-ively the “Defaulting Participant's Entire Interest”) at a purchase price equal to eighty percent (80%) of the fair market value thereof as determined by a qualified independent appraiser appointed by the non-defaulting Participant.  If the defaulting Participant conveys notice of objection to the person so appointed within ten (10) days after receiving notice thereof, then an independent and qualified appraiser shall be appointed by the joint action of the appraiser appointed by the non-defaulting Participant and a qualified independent appraiser appointed by the defaulting Participant; provided, however, that if the defaulting Participant fails to designate a qualified independent appraiser for such purpose within ten (10) days after giving notice of such objection, then the person originally designated by the non-defaulting Participant shall serve as the appraiser; provided further, that if the appraisers appointed by each of the Participants fail to appoint a third qualified independent appraiser within five (5) days after the appointment of the last of them, then an appraiser shall be appointed by a judge of a court of competent jurisdiction in the state in which the Assets are situated upon the application of either Participant.  There shall be withheld from the purchase price payable, upon transfer of the Defaulting Participant's Entire Interest, the amount of any Cover Payment under Section 10.4 and unpaid interest thereon to the date of such transfer, or any unpaid interest accrued in accordance with Section 10.3 to the date of such transfer.  Upon payment of such purchase price, the defaulting Participant shall be deemed to have relinquished all of the Defaulting Participant's Entire Interest to the non-defaulting Participant, but shall remain liable to the extent provided in Section 6.4.

10.6

Audits.

(a)

After completion of Madison’s Initial Contribution, within ninety (90) days after the end of each calendar year, at the request of a Participant, an audit shall be completed by certified public accountants or chartered accountants selected by, and independent of, the Manager.  The audit shall be conducted in accordance with generally accepted auditing standards and shall cover all books and records maintained by the Manager pursuant to this Agreement, all Assets and Encumbrances, and all transactions and Operations conducted during such calendar year, including production and inventory records and all costs for which the Manager sought reimbursement under this Agreement, together with all other matters customarily included in such audits.  All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after receipt of the audit report, unless either Participant elects to conduct an independent audit pursuant to Subsection 10.6(b) which is ongoing at the end of such three (3) month period, in which case such exceptions and claims may be made within the period provided in Subsection 10.6(b).  Failure to make any such exception or claim within such period shall mean the audit is deemed to be correct and binding upon the Participants.  The cost of all audits under this Subsection shall be charged to the Business Account.

(b)

Notwithstanding the annual audit conducted by certified public accountants selected by the Manager, each Participant shall have the right to have an independent audit of all Business books, records and accounts, including all charges to the Business Account.  This audit shall review all issues raised by the requesting Participant, with all costs borne by the requesting Participant.  The requesting Participant shall give the other Participant thirty (30) days prior notice of such audit.  Any audit conducted on behalf of either Participant shall be made during the Manager's normal business hours and shall not interfere with Operations.  Neither Participant shall have the right to audit records and accounts of the Business relating to transactions or Operations more than twenty-four (24) months after the calendar year during which such transactions, or transactions related to such Operations, were charged to the Business Account.  All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after completion and delivery of such audit, or they shall be deemed waived.

ARTICLE XI

DISPOSITION OF PRODUCTION

11.1

Taking In Kind.  Each Participant shall take in kind or separately dispose of its share of all Products in proportion to its Participating Interest.  Any extra expenditure incurred in the taking in kind or separate disposition by either Participant of its proportionate share of Products shall be borne by such Participant.  Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products owned by any third party at any processing facilities constructed by the Participants pursuant to this Agreement.  The Manager shall give notice in advance of the anticipated delivery date upon which Products will be available.

11.2

Failure of Participant to Take In Kind.  If a Participant fails to take its proportionate share of Products in kind, the Manager shall have the right, but not the obligation, for a period of time consistent with the minimum needs of the industry, but not to exceed one (1) year from the notice date described in Section 11.1, to purchase the Participant's share for its own account or to sell such share as agent for the Participant at not less than the prevailing market price in the area.  Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is purchasing or selling a Participant's share of production, the Participant may elect by notice to the Manager to take in kind.  The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

11.3

Hedging.  Neither Participant shall have any obligation to account to the other Participant for, nor have any interest or right of participation in any profits or proceeds nor have any obligation to share in any losses from, futures contracts, forward sales, trading in puts, calls, options or any similar hedging, price protection or marketing mechanism employed by a Participant with respect to its proportionate share of any Products produced or to be produced from the Properties.

ARTICLE XII

WITHDRAWAL AND TERMINATION

12.1

Termination by Expiration or Agreement.  This Agreement shall terminate as expressly provided herein, unless earlier terminated by written agreement.

12.2

Termination by Deadlock.  If the Management Committee fails to adopt a Program and Budget for three (3) months after the expiration of the latest adopted Program and Budget, either Participant may elect to terminate the Business by giving thirty (30) days notice of termination to the other Participant.

12.3

Withdrawal.  A Participant may elect to withdraw from the Business by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program Period or thirty (30) days after the date of the notice.  Upon such withdrawal, the Business shall terminate, and the withdrawing Participant shall be deemed to have transferred to the remaining Participant all of its Participating Interest, including all of its interest in the Assets, without cost and free and clear of all

Encumbrances arising by, through or under such withdrawing Participant, except those described in Paragraph 1.1 of Exhibit A and those to which both Participants have agreed.  The withdrawing Participant shall execute and deliver all instruments as may be necessary in the reasonable judgment of the other Participant to effect the transfer of its interests in the Assets to the other Participant.  If within a sixty (60) day period both Participants elect to withdraw, then the Business shall instead be deemed to have been terminated by the consent of the Participants pursuant to Section 12.1.

12.4

Continuing Obligations and Environmental Liabilities.  On termination of the Business under Sections 12.1, 12.2 or 12.3, each Participant shall remain liable for its respective share of liabilities to third persons (whether such arises before or after such withdrawal), including Environmental Liabilities and Continuing Obligations.  The withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time such liability was incurred, after first taking into account any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.5, 9.6 and 10.5 (or, as to liabilities arising prior to the Effective Date, its initial Participating Interest).

12.5

Disposition of Assets on Termination.  Promptly after termination under Sections 12.1 or 12.2, the Manager shall take all action necessary to wind up the activities of the Business, in accordance with Exhibit C.  All costs and expenses incurred in connection with the termination of the Business shall be expenses chargeable to the Business Account.

12.6

Non-Compete Covenants.  Neither a Participant that withdraws pursuant to Section 12.3, or is deemed to have withdrawn pursuant to Sections 5.2, 6.3 or 10.5, nor any Affiliate of such a Participant, shall directly or indirectly acquire any interest or right to explore or mine, or both, on any property any part of which is within the Area of Interest for Twelve (12) months after the effective date of withdrawal.  If a withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this Section 12.6, such Participant shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired (or ensure its Affiliate offers to convey the property or interest to the non-withdrawing Participant, if the acquiring party is the withdrawing Participant's Affiliate).  Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within ten (10) days after the offer is received by such non-withdrawing Participant.  Failure of a Participant’s Affiliate to comply with this Section 12.6 shall be a breach by such Participant of this Agreement.

12.7

Right to Data After Termination.  After termination of the Business pursuant to Sections 12.1 or 12.2, each Participant shall be entitled to make copies of all applicable information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or withdrawal.

12.8

Continuing Authority.  On termination of the Business under Sections 12.1, 12.2 or 12.3 or the deemed withdrawal of either Participant pursuant to Sections 5.2 or 10.5, the Participant which was the Manager prior to such termination or withdrawal (or the other Participant in the event of a withdrawal by the Manager) shall have the power and authority to do all things on behalf of both Participants which are reasonably necessary or convenient to:  (a) wind up Operations and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal.  The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of both Participants and the Business, encumber Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE XIII

ACQUISITIONS WITHIN AREA OF INTEREST

13.1

General.  Any interest or right to acquire any interest in real property or water rights related thereto within the Area of Interest either acquired or proposed to be acquired during the term of this Agreement by or on behalf of either Participant ("Acquiring Participant") or any Affiliate of such Participant shall be subject to the terms and provisions of this Agreement.  Great American and Madison and their respective Affiliates for their separate account shall be free to acquire lands and interests in lands outside the Area of Interest and to locate mining claims outside the Area of Interest.  Failure of any Affiliate of either Participant to comply with this Article XIII shall be a breach by such Participant of this Agreement.

13.2

Notice to Non-Acquiring Participant.  Within thirty (30) days after the acquisition or proposed acquisition, as the case may be, of any interest or the right to acquire any interest in real property or water rights wholly or partially within the Area of Interest (except real property acquired by the Manager pursuant to a Program), the Acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate; provided further that if the acquisition of any interest or right to acquire any interest pertains to real property or water rights partially within the Area of Interest, then all such real property (i.e., the part within the Area of Interest and the part outside the Area of Interest) shall be subject to this Article XIII.  The Acquiring Participant's notice shall describe in detail the acquisition, the acquiring party if that party is an Affiliate, the lands and minerals covered thereby, any water rights related thereto, the cost thereof, and the reasons why the Acquiring Participant believes that the acquisition (or proposed acquisition) of the interest is in the best interests of the Participants under this Agreement.  In addition to such notice, the Acquiring Participant shall make any and all information concerning the relevant interest available for inspection by the other Participant.

13.3

Option Exercised.  Within thirty (30) days after receiving the Acquiring Participant's notice, the other Participant may notify the Acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest. Promptly upon such notice, the Acquiring Participant shall convey or cause its Affiliate to convey to the Participants, in proportion to their respective Participating Interests, by special warranty deed with title held as described in Section 3.4, all of the Acquiring Participant's (or its Affiliate's) interest in such acquired interest, free and clear of all Encumbrances arising by, through or under the Acquiring Participant (or its Affiliate) other than those to which both Participants have agreed.  The acquired interests shall become a part of the Properties for all purposes of this Agreement immediately upon such notice.  The other Participant shall promptly pay to the Acquiring Participant its proportionate share of the latter's actual out-of-pocket acquisition costs.

13.4

Option Not Exercised.  If the other Participant does not give such notice within the thirty (30) day period set forth in Section 13.3, it shall have no interest in the acquired interests, and the acquired interests shall not be a part of the Assets or continue to be subject to this Agreement.

ARTICLE XIV

ABANDONMENT AND SURRENDER OF PROPERTIES

Either Participant may request the Management Committee to authorize the Manager to surrender or abandon part or all of the Properties.  If the Management Committee does not authorize such surrender or abandonment, or authorizes any such surrender or abandonment over the objection of either Participant, the Participant that desires to surrender or abandon shall assign to the objecting Participant, by special warranty deed and without cost to the objecting Participant, all of the abandoning Participant's interest in the Properties sought to be abandoned or surrendered, free and clear of all Encumbrances created by, through or under the abandoning Participant other than those to which both Participants have agreed.  Upon the assignment, such properties shall cease to be part of the Properties.  The Participant that desires to abandon or surrender shall remain liable for its share (determined by its Participating Interest as of the date of such abandonment, after first taking into account any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.5, 9.6 and 10.5) of any liability with respect to such Properties, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether accruing before or after such abandonment, arising out of activities prior to the Effective Date and out of Operations conducted prior to the date of such abandonment, regardless of when any funds may be expended to satisfy such liability.

ARTICLE XV

SUPPLEMENTAL BUSINESS AGREEMENT

At any time during the term of this Agreement, the Management Committee may determine by unanimous vote of both Participants that it is appropriate to segregate the Area of Interest into areas subject to separate Programs and Budgets for purposes of conducting further Exploration, Pre-Feasibility or Feasibility Studies, Development, or Mining.  At such time, the Management Committee shall designate which portion of the Properties will comprise an area of interest under a separate business arrangement ("Supplemental Business"), and the Participants shall enter into a new agreement ("Supplemental Business

Agreement") for the purpose of further exploring, analyzing, developing, and mining such portion of the Properties.  The Supplemental Business Agreement shall be in substantially the same form as this Agreement, with rights and interests of the Participants in the Supplemental Business identical to the rights and interests of the Participants in this Business at the time of the designation, unless otherwise agreed by the Participants, and with the Participants agreeing to new Capital and Equity Accounts and other terms necessary for the Supplemental Business Agreement to comply with the nature and purpose of the designation.  Following execution of the Supplemental Business Agreement, this Agreement shall terminate insofar as it affects the Properties covered by the Supplemental Business Agreement.

ARTICLE XVI

TRANSFER OF INTEREST; PREEMPTIVE RIGHT

16.1

General.  A Participant shall have the right to Transfer to a third party an interest in its Participating Interest, including an interest in this Agreement or the Assets, solely as provided in this Article XVI.

16.2

Limitations on Free Transferability.  Any Transfer by either Participant under Section 16.1 shall be subject to the following limitations:

(a)

Neither Participant shall Transfer any interest in this Agreement or the Assets (including, but not limited to, any royalty, profits, or other interest in the Products) except in conjunction with the Transfer of part or all of its Participating Interest;

(b)

No transferee of all or any part of a Participant's Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer, and, except as provided in Subsections 16.2(g) and 16.2(h), the transferee, as of the effective date of the Transfer, has committed in writing to assume and be bound by this Agreement to the same extent as the transferring Participant;

(c)

Neither Participant, without the consent of the other Participant, shall make a Transfer that shall violate any Law, or result in the cancellation of any permits, licenses, or other similar authorization;

(d)

No Transfer permitted by this Article XVI shall relieve the transferring Participant of its share of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer or exists on the Effective Date;

(e)

Neither Participant, without the consent of the other Participant, shall make a Transfer that shall cause termination of the tax partnership established by Section 4.2.  If such termination is caused, the transferring Participant shall indemnify the other Participant for, from and against any and all loss, cost, expense, damage, liability or claim therefor arising from the Transfer, including without limitation any increase in taxes, interest and penalties or decrease in credits caused by such termination and any tax on indemnification proceeds received by the Indemnified Participant.

(f)

In the event of a Transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant; provided however, that in order for such Transfer to be effective, the transferring Participant and its transferee must first:

(1)

Agree, as between themselves, that one of them is authorized to act as the sole agent ("Agent") on their behalf with respect to all matters pertaining to this Agreement and the Business; and

(2)

Notify the other Participant of the designation of the Agent, and in such notice warrant and represent to other Participant that:

(A)

the Agent has the sole authority to act on behalf of, and to bind, the transferring Participant and its transferee with respect to all matters pertaining to this Agreement and the Business;

(B)

the other Participant may rely on all decisions of, notices and other communications from, and failures to respond by, the Agent, as if given (or not given) by the transferring Participant and its transferee; and

(C)

all decisions of, notices and other communications from, and failures to respond by, the other Participant to the Agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee.

The transferring Participant and its transferee may change the Agent (but such replacement must be one of them) by giving notice to the other Participant, which notice must conform to Subsection 16.2(f)(2).

(g)

If the Transfer is the grant of an Encumbrance in a Participating Interest to secure a loan or other indebtedness of either Participant in a bona fide transaction, other than a transaction approved unanimously by the Management Committee or Project Financing approved by the Management Committee, such Encumbrance shall be granted only in connection with such Participant's financing payment or performance of that Participant's obligations under this Agreement and shall be subject to the terms of this Agreement and the rights and interests of the other Participant hereunder (including without limitation under Section 6.7).  Any such Encumbrance shall be further subject to the condition that the holder of such Encumbrance ("Chargee") first enter into a written agreement with the other Participant in form satisfactory to the other Participant, acting reasonably, binding upon the Chargee, to the effect that:

(1)

The Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Participating Interest and that such Encumbrance shall be subject to the provisions of this Agreement;

(2)

The Chargee's remedies under the Encumbrance shall be limited to the sale of the whole (but only of the whole) of the encumbering Participant's Participating Interest to the other Participant, or, failing such a sale, at a public auction to be held at least forty five (45) days after prior notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement.  The price of any preemptive sale to the other Participant shall be the remaining principal amount of the loan plus accrued interest and related expenses, and such preemptive sale shall occur within sixty (60) days of the Chargee's notice to the other Participant of its intent to sell the encumbering Participant's Participating Interest.  Failure of a sale to the other Participant to close by the end of such period, unless failure is caused by the encumbering Participant or by the Chargee, shall permit the Chargee to sell the encumbering Participant's Participating Interest at a public sale; and

(3)

The charge shall be subordinate to any then-existing debt, including Project Financing previously approved by the Management Committee, encumbering the transferring Participant's Participating Interest;

(h)

If a sale or other commitment or disposition of Products or proceeds from the sale of Products by either Participant upon distribution to it pursuant to Article XI creates in a third party a security interest by Encumbrance in Products or proceeds therefrom prior to such distribution, such sales, commitment or disposition shall be subject to the terms and conditions of this Agreement including, without limitation, Section 6.7.

16.3

Preemptive Right.  Any Transfer by either Participant under Section 16.1 and any Transfer by an Affiliate of Control of either Participant shall be subject to a preemptive right of the other Participant to the extent provided in Exhibit H.  Failure of a Participant’s Affiliate to comply with this Article XVI and Exhibit H shall be a breach by such Participant of this Agreement.

ARTICLE XVII

DISPUTES

17.1

Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

17.2

Dispute Resolution.  All disputes arising under or in connection with this Agreement which cannot be resolved by agreement between the Participants shall be resolved in accordance with applicable Law.  If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or substantially prevailing Participant shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

ARTICLE XVIII

CONFIDENTIALITY, OWNERSHIP, USE AND DISCLOSURE OF INFORMATION

18.1

Business Information.  All Business Information shall be owned jointly by the Participants as their Participating Interests are determined pursuant to this Agreement.  Both before and after the termination of the Business, all Business Information may be used by either Participant for any purpose, whether or not competitive with the Business, without consulting with, or obligation to, the other Participant.  Except as provided in Sections 18.3 and 18.4, or with the prior written consent of the other Participant, each Participant shall keep confidential and not disclose to any third party or the public any portion of the Business Information that constitutes Confidential Information.

18.2

Participant Information.  In performing its obligations under this Agreement, neither Participant shall be obligated to disclose any Participant Information.  If a Participant elects to disclose Participant Information in performing its obligations under this Agreement, such Participant Information, together with all improvements, enhancements, refinements and incremental additions to such Participant Information that are developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement ("Enhancements"), shall be owned exclusively by the Participant that originally developed, conceived, originated or obtained such Participant Information.  Each Participant may use and enjoy the benefits of such Participant Information and Enhancements in the conduct of the Business hereunder, but the Participant that did not originally develop, conceive, originate or obtain such Participant Information may not use such Participant Information and Enhancements for any other purpose.  Except as provided in Section 18.4, or with the prior written consent of the other Participant, which consent may be withheld in such Participant's sole discretion, each Participant shall keep confidential and not disclose to any third party or the public any portion of Participant Information and Enhancements owned by the other Participant that constitutes Confidential Information.

18.3

Permitted Disclosure of Confidential Business Information.  Either Participant may disclose Business Information that is Confidential Information:  (a) to a Participant's officers, directors, partners, members, employees, Affiliates, shareholders, agents, attorneys, accountants, consultants, contractors, subcontractors or advisors, for the sole purpose of such Participant's performance of its obligations under this Agreement; (b) to any party to whom the disclosing Participant contemplates a Transfer of all or any part of its Participating Interest, for the sole purpose of evaluating the proposed

Transfer; (c) to any actual or potential lender, underwriter or investor for the sole purpose of evaluating whether to make a loan to or investment in the disclosing Participant; or (d) to a third party with whom the disclosing Participant contemplates any independent business activity or operation.

The Participant disclosing Confidential Information pursuant to this Section 18.3, shall disclose such Confidential Information to only those parties who have a bona fide need to have access to such Confidential Information for the purpose for which disclosure to such parties is permitted under this Section 18.3 and who have agreed in writing supplied to, and enforceable by, the other Participant to protect the Confidential Information from further disclosure, to use such Confidential Information solely for such purpose and to otherwise be bound by the provisions of this Article XVIII.  Such writing shall not preclude parties described in Subsection 18.3(b) from discussing and completing a Transfer with the other Participant.  The Participant disclosing Confidential Information shall be responsible and liable for any use or disclosure of the Confidential Information by such parties in violation of this Agreement and such other writing.

18.4

Disclosure Required By Law.  Notwithstanding anything contained in this Article XVIII, a Participant may disclose any Confidential Information if, in the opinion of the disclosing Participant's legal counsel:  (a) such disclosure is legally required to be made in a judicial, administrative or governmental proceeding pursuant to a valid subpoena or other applicable order; or (b) such disclosure is legally required to be made pursuant to the rules or regulations of a stock exchange or similar trading market applicable to the disclosing Participant.

Prior to any disclosure of Confidential Information under this Section 18.4, the disclosing Participant shall give the other Participant at least ten (10) days prior written notice (unless less time is permitted by such rules, regulations or proceeding) and, in making such disclosure, the disclosing Participant shall disclose only that portion of Confidential Information required to be disclosed and shall take all reasonable steps to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting the other Participant in intervention in any such proceeding.

18.5

Public Announcements.  Prior to making or issuing any press release or other public announcement or disclosure of Business Information that is not Confidential Information, a Participant shall first consult with the other Participant as to the content and timing of such announcement or disclosure, unless in the good faith judgment of such Participant, there is not sufficient time to consult with the other Participant before such announcement or disclosure must be made under applicable Laws; but in such event, the disclosing Participant shall notify the other Participant, as soon as possible, of the pendency of such announcement or disclosure, and it shall notify the other Participant before such announcement or disclosure is made if at all reasonably possible.  Any press release or other public announcement or disclosure to be issued by either Participant relating to this Business shall also identify the other Participant.

ARTICLE XIX

GENERAL PROVISIONS

19.1

Notices.  All notices, payments and other required or permitted communications ("Notices") to either Participant shall be in writing, and shall be addressed respectively as follows:

If to Great American

Great American Minerals, Inc.

Minerals, Inc.:

2825 Cottonwood Parkway, Suite 500

Salt Lake City, Utah 84121

If to Madison Minerals

Suite 2000, Guinness Tower

Inc.:

1055 West Hastings Street

Vancouver, British Columbia ,  Canada V6E 2E9

All Notices shall be given (a) by personal delivery to the Participant, (b) by electronic communication, capable of producing a printed transmission, (c) by registered or certified mail return receipt requested; or (d) by overnight or other express courier service.  All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication.  Either Participant may change its address by Notice to the other Participant.

19.2

Gender.  The singular shall include the plural, and the plural the singular wherever the context so requires, and the masculine, the feminine, and the neuter genders shall be mutually inclusive.

19.3

Currency.  All references to "dollars" or "$" herein shall mean lawful currency of the United States of America.

19.4

Headings.  The subject headings of the Sections and Subsections of this Agreement and the Paragraphs and Subparagraphs of the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

19.5

Waiver.  The failure of either Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such Participant's right thereafter to enforce any provision or exercise any right.

19.6

Modification.  No modification of this Agreement shall be valid unless made in writing and duly executed by both Participants.

19.7

Force Majeure.  Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, state or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the Participant seeking the approval or authorization (including, without limitation, a failure to complete any review and analysis required by the National Environmental Policy Act or any similar state law within three (3) months of initiation of that process); acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing.  The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof.  The affected Participant shall resume performance as soon as reasonably possible.  During the period of suspension the obligations of both Participants to advance funds pursuant to Section 10.2 shall be reduced to levels consistent with then current Operations.

19.8

Rule Against Perpetuities.  The Participants do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on the Alienation of Property, or any similar rule.  Accordingly, if any right or option to acquire any interest in the Properties, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules.  If, however, any such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

19.9

Further Assurances.  Each of the Participants shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement or as may be reasonably required by lenders in connection with Project Financing.

19.10

 Entire Agreement; Successors and Assigns.  This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof.  This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants.

19.11

 Memorandum.  At the request of either Participant, a Memorandum or short form of this Agreement, or a Financing Statement(s) (to which copies of the Memorandum or short form of this Agreement shall be attached) shall be prepared by the Manager, executed and acknowledged by both Participants, and delivered to the Manager for recording and filing in those appropriate recording districts and Uniform Commercial Code filing offices as may be necessary to provide constructive notice of this Agreement and the rights and obligations of the Participants hereunder.  The Manager shall record and file in the proper recording districts, county recording offices and Uniform Commercial Code filing offices, all such documents delivered to it by the Participants.  Unless both Participants agree, this Agreement shall not be recorded.

19.12

 Counterparts.  This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of both Participants be contained on any counterpart.  Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

GREAT AMERICAN MINERALS, INC.

   a Nevada corporation

By “Donald J. McDowell”

DON McDOWELL, Vice-President

MADISON MINERALS INC.

   a British Columbia corporation

By “Chet Idziszek”

          CHET IDZISZEK, President

great american minerals/7533/exploration agreement w/madison exploration, development & mine

operating agreement (w-madison) 3-06

EXHIBIT A

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

ASSETS AND AREA OF INTEREST

1.1

PROPERTIES AND TITLE EXCEPTIONS

(see claim list attached hereto)

1.2

AREA OF INTEREST

Should the Venture or its participants locate any fraction claims (“Fractional Claims”) within the perimeter of the claims comprising the Properties, the Fractional Claims shall be located in the name F.W. Lewis, Inc. (“Lewis”).  The Fractional Claims shall become part of the Properties, subject to all terms and conditions of this Agreement.  Lewis and the Venture shall execute such additional agreements as necessary to document the addition of the Fractional Claims.

EXHIBIT B

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC..

ACCOUNTING PROCEDURES

The financing and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below.  All capitalized terms in these Accounting Procedures shall have the definition attributed to them in the Agreement, unless defined otherwise herein.

The purpose of these Accounting Procedures is to establish equitable methods for determining charges and credits applicable to Operations.  It is the intent of the Participants that neither of them shall lose or profit by reason of the designation of one of them to exercise the duties and responsibilities of the Manager.  The Participants shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity.  In the event of a conflict between the provisions of these Accounting Procedures and those of the Agreement, the provisions of the Agreement shall control.

ARTICLE I

GENERAL PROVISIONS

2.1

General Accounting Records.  The Manager shall maintain detailed and comprehensive cost accounting records in accordance with these Accounting Procedures, including general ledgers, supporting and subsidiary journals, invoices, checks and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of Operations for managerial, tax, regulatory or other financial, regulatory, or legal reporting purposes related to the Business.  Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements.  The records shall reflect all obligations, advances and credits of the Participants.

2.2

Cash Management Accounts.  The Manager shall maintain one or more separate cash management accounts for the payment of all expenses and the deposit of all cash receipts for the Business.

2.3

Statements and Billings.  The Manager shall prepare statements and bill the Participants as provided in Article X of the Agreement.  Payment of any such billings by either Participant, including the Manager, shall not prejudice such Participant's right to protest or question the correctness thereof for a period not to exceed twenty-four (24) months following the calendar year during which such billings were received by such Participant.  All written exceptions to and claims upon the Manager for incorrect charges, billings or statements shall be made upon the Manager within such twenty-four (24) month period.  The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Paragraphs 5.1 and 5.2.

ARTICLE II

CHARGES TO BUSINESS ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Business Account with the following:

3.1

Property Acquisition Costs, Rentals, Royalties and Other Payments.  All property acquisition and holding costs, including Governmental Fees, filing fees, license fees, costs of permits and assessment work, delay rentals, production royalties, including any required advances, and all other payments made by the Manager which are necessary to acquire or maintain title to the Assets.

3.2

Labor and Employee Benefits

(a)

Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

(b)

The Manager's cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under Subparagraph 2.2(a) and Paragraph 2.12.  Such costs may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages.  If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses.  Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

(c)

The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under Subparagraph 2.2(a) or Paragraph 2.12 rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under Subparagraphs 2.2(a) or Paragraph 2.12, provided that the plans are limited to the extent feasible to those customary in the industry.

(d)

Cost of assessments imposed by governmental authority that are applicable to salaries and wages chargeable under Subparagraph 2.2(a) and Paragraph 2.12, including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

3.3

Materials, Equipment and Supplies.  The cost of materials, equipment and supplies (herein called "Material") purchased from unaffiliated third parties or furnished by either Participant as provided in Paragraph 3.1.  The Manager shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations.  The Manager shall also maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus stock.

3.4

Equipment and Facilities Furnished by Manager.  The cost of machinery, equipment and facilities owned by the Manager and used in Operations or used to provide support or utility services to Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities.  Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed Prime Rate plus three percent (3%) per annum.  Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

3.5

Transportation.  Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for Operations.

3.6

Contract Services and Utilities.  The cost of contract services and utilities procured from outside sources, other than services described in Paragraphs 2.9 and 2.13.  If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Business Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of Operations.  The cost of professional consultant services procured from outside sources in excess of Twenty-Five Thousand Dollars ($25,000.00) per annum per contract shall not be charged to the Business Account unless approved by the Management Committee.

3.7

Insurance Premiums.  Net premiums paid for insurance required to be carried for Operations for the protection of the Participants.  When Operations are conducted in an area where the Manager may self-insure for Worker's Compensation and/or Employer's Liability under state law, the Manager may elect to include such risks in its self-insurance program and shall charge its costs of self-insuring such risks to the Business Account provided that such charges shall not exceed published manual rates.

3.8

Damages and Losses.  All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager.  The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

3.9

Legal and Regulatory Expense.  Except as otherwise provided in Paragraph 2.13, all legal and regulatory costs and expenses incurred in or resulting from Operations or necessary to protect or recover the Assets of the Business, including costs of title investigation and title curative services.  All attorneys fees and other legal costs to handle, investigate and settle litigation or claims, and amounts paid in settlement of such litigation or claims in excess of Twenty-Five Thousand Dollars ($25,000.00) per annum shall not be charged to the Business Account unless approved by the Management Committee.

3.10

Audit.  Cost of annual audits under Subsection 10.6(a).

3.11

Taxes.  All taxes, assessments and like charges on Operations and Assets which have been paid by the Manager for the benefit of the Participants.  Each Participant is separately responsible for taxes determined or measured by a Participant’s sales revenue or net income.

3.12

District and Camp Expense (Field Supervision and Camp Expenses).  A pro rata portion of:  (i) the salaries and expenses of the Manager's superintendent and other employees serving Operations whose time is not allocated directly to such Operations, and (ii) the costs of maintaining and operating an office and any necessary suboffice, and (iii) all necessary camps, including housing facilities for employees, used for Operations.  The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment.  The total of such charges for all Properties served by the Manager's employees and facilities shall be apportioned to the Business Account on the basis of a ratio to be approved by the Management Committee.

3.13

Administrative Charge.

(a)

Each month, the Manager shall charge the Business Account a sum for each phase of Operations as provided below, which shall be a liquidated amount to reimburse the Manager for its home office overhead and general and administrative expenses to conduct each phase of Operations, and which shall be in lieu of any management fee and for taxes based on production of Products:

(i)

Exploration Phase - fifteen percent (15%) of Allowable Costs up to ONE MILLION DOLLARS ($1,000,000.00), and ten percent (10%) thereafter.

(ii)

Development Phase - seven and one-half percent (7.5%) of Allowable Costs up to FIVE MILLION DOLLARS ($5,000,000.00), and five percent (5.0%) thereafter.

(iii)

Major Construction Phase - five percent (5.0%) of Allowable Costs up to TEN MILLION DOLLARS ($10,000,000.00), and three and one-half percent (3.5%) thereafter.

(iv)

Mining Phase - three and one-half percent (3.5%) of Allowable Costs.

(b)

The term "Allowable Costs" as used in this Paragraph for a particular phase of Operations shall mean all charges to the Business Account excluding:  (i) the administrative charge referred to herein; (ii) depreciation, depletion or amortization of tangible or intangible Assets; (iii) amounts charged in accordance with Paragraphs 2.1 and 2.9, and (iv) marketing costs.  The Manager shall attribute such Allowable Costs to a particular phase of Operations by applying the following guidelines:

(A)

The Exploration Phase shall cover those Operations conducted to ascertain the existence, location, extent or quantity of any deposit of ore or mineral.

(B)

The Development Phase shall cover those Operations, including Pre-Feasibility and Feasibility Study Operations, conducted to assess a commercially feasible ore body or to extend production of an existing ore body, and to construct or install related fixed Assets.

(C)

The Major Construction Phase shall include all Operations involved in the construction of a mill, smelter or other ore processing facilities.

(D)

The Mining Phase shall include all other Operations activities not otherwise covered above, including activities conducted after Mining Operations have ceased.

(c)

Various phases of Operations may be conducted concurrently, in which event the administrative charge shall be calculated separately for Allowable Costs attributable to each phase.

(d)

The monthly administration charge determined for each phase of Operations shall be a liquidated amount to reimburse Manager for its home office overhead and general and administrative expenses for its conduct of Operations, and shall be equitably apportioned among all of the properties served during such monthly period on the basis of a ratio approved by the Management Committee.

(e)

The following is a representative list of items that constitute the Manager's principal business office expenses that are expressly covered by the administrative charge provided in this Paragraph, except to the extent that such items are directly chargeable to the Business Account under other provisions of this Article II:

(i)

Administrative supervision, which includes all services rendered by managers, department supervisors, officers and directors of the Manager for Operations.

(ii)

Accounting, data processing, personnel administration, billing and record keeping in accordance with governmental regulations and the provisions of the Agreement, and preparation of reports;

(iii)

The services of tax counsel and tax administration employees for all tax matters, including any protests, except any outside professional fees which the Management Committee may approve as a direct charge to the Business Account;

(iv)

Routine legal services rendered by outside sources and the Manager's legal staff not otherwise charged to the Business Account under Paragraph 2.9, including property acquisition, attorney management and oversight, and support services provided by Manager's legal staff concerning any litigation; and

(v)

Rentals and other charges for office and records storage space, telephone service, office equipment and supplies.

(f)

The Management Committee shall annually review the administrative charges and shall amend the methodology or rates used to determine such charges if they are found to be insufficient or excessive based on the principles that the Manager shall not make a profit or suffer a loss and that it should be fairly and adequately compensated for its costs and expenses.

3.14

Environmental Compliance Fund.  Costs of reasonably anticipated Environmental Compliance which, on a Program basis, shall be determined by the Management Committee and shall be based on proportionate contributions in an amount sufficient to establish a fund, which through successive proportionate contributions during the life of the Business, will pay for ongoing Environmental Compliance conducted during Operations and which will aggregate the reasonably anticipated costs of mine closure, post-Operations Environmental Compliance and Continuing Obligations.  The Manager shall invest such amounts on behalf of the Participants as provided in Subsection 8.2(r).

3.15

Other Expenditures.  Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

ARTICLE III

BASIS OF CHARGES TO BUSINESS ACCOUNT

4.1

Purchases.  Material purchased and services procured from third parties shall be charged to the Business Account by the Manager at invoiced cost, including applicable transfer taxes, less all discounts taken.  If any Material is determined to be defective or is returned to a vendor for any other reason, the Manager shall credit the Business Account when an adjustment is received from the vendor.

4.2

Material Furnished by a Participant for Use in the Business.  Any Material furnished by either Participant for use in the Business or distributed to either Participant by the Manager shall be priced on the following basis:

(a)

New Material:  New Material furnished by either Participant shall be priced F.O.B. the nearest reputable supply store or railway receiving point, where like Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time it is furnished (herein called "New Price").

(b)

Used Material.

(i)

Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

(A)

Used Material furnished by either Participant shall be priced at seventy-five percent (75%) of the New Price;

(B)

Used Material distributed to either Participant shall be priced (i) at seventy-five percent (75%) of the New Price if such Material was originally charged to the Business Account as new Material, or (ii) at sixty-five percent (65%) of the New

Price if such Material was originally charged to the Business Account as good used Material at seventy-five percent (75%) of the New Price.

(ii)

Other used Material that, after reconditioning, will be further serviceable for original function as good secondhand Material, or that is serviceable for original function but not substantially suitable for reconditioning, shall be priced at fifty percent (50%) of New Price.  The cost of any reconditioning shall be borne by the transferee.

(iii)

Bad-Order Material which is no longer usable for its original purpose without excessive repair cost but further usable for some other purpose shall be priced on a basis comparable with items normally used for that purpose.

(iv)

All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices.

(c)

Obsolete Material.  Any Material that is serviceable and usable for its original function, but its condition is not equivalent to that which would justify a price as provided above, shall be priced by the Management Committee.  Such price shall be set at a level that will result in a charge to the Business Account equal to the value of the service to be rendered by such Material.

4.3

Premium Prices.  Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Manager has no control, the Manager may charge the Business Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such Material and making it suitable for use.  The Manager shall give written notice of the proposed charge to the Participants prior to the time when such charge is to be billed, whereupon either Participant shall have the right, by notifying the Manager within ten (10) days of the delivery of the notice from the Manager, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager.

4.4

Warranty of Material Furnished by the Manager or Participants.  Neither Participant warrants any Material furnished beyond any dealer's or manufacturer's warranty and no credits shall be made to the Business Account for defective Material until adjustments are received by the Manager from the dealer, manufacturer or their respective agents.

ARTICLE IV

DISPOSAL OF MATERIAL

5.1

Disposition Generally.  The Manager shall have no obligation to purchase either Participant's interest in Material.  The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Participants as provided in Paragraph 4.2.

5.2

Distribution to Participants.  Any Material to be distributed to the Participants shall be made in proportion to their respective Participating Interests, and corresponding credits shall be made to the Business Account on the basis provided in Paragraph 3.2.

5.3

Sales.  Sales of Material to third parties shall be credited to the Business Account at the net amount received.  Any damages or claims by the Purchaser shall be charged back to the Business Account if and when paid.

ARTICLE V

INVENTORIES

6.1

Periodic Inventories, Notice and Representations.  At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties, and the expense of conducting such periodic inventories shall be charged to the Business Account.  The Manager shall give written notice to the Participants of its intent to take any inventory at least thirty (30) days before such inventory is scheduled to take place.  A Participant shall be deemed to have accepted the results of any inventory taken by the Manager if the Participant fails to be represented at such inventory.

6.2

Reconciliation and Adjustment of Inventories.  Reconciliation of inventory with charges to the Business Account shall be made, and a list of overages and shortages shall be furnished to the Management Committee within six (6) months after the inventory is taken.  Inventory adjustments shall be made by the Manager to the Business Account for overages and shortages, but the Manager shall be held accountable to the Business only for shortages due to lack of reasonable diligence.

EXHIBIT C

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

TAX MATTERS

ARTICLE I

EFFECT OF THIS EXHIBIT

This Exhibit shall govern the relationship of the Participants with respect to tax matters and the other matters addressed herein.  Except as otherwise indicated, capitalized terms used in this Exhibit shall have the meanings given to them in the Agreement.  In the event of a conflict between this Exhibit and the other provisions of the Agreement, the terms of this Exhibit shall control.

ARTICLE II

TAX MATTERS PARTNER

3.1

Designation of Tax Matters Partner.  The Manager is hereby designated the tax matters partner (hereinafter "TMP") as defined in Section 6231(a)(7) of the Internal Revenue Code of 1986 ("the Code") and shall be responsible for, make elections for, and prepare and file any federal and state tax returns or other required tax forms following approval of the Management Committee.  In the event of any change in Manager, the Participant serving as Manager at the end of a taxable year shall continue as TMP with respect to all matters concerning such year unless the TMP for that year is required to be changed pursuant to applicable Treasury Regulations.  The TMP and the other Participant shall use reasonable best efforts to comply with the responsibilities outlined in this Article II and in Sections 6221 through 6233 of the Code (including any Treasury regulations promulgated thereunder) and in doing so shall incur no liability to any other party.

3.2

Notice.  Each Participant shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as it may reasonably request to permit it to provide the Internal Revenue Service with sufficient information to allow proper notice to the Participants in accordance with Section 6223 of the Code.  The TMP shall keep each Participant informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items in accordance with Section 6223(g) of the Code.

3.3

Inconsistent Treatment of Partnership Item.  If an administrative proceeding contemplated under Section 6223 of the Code has begun, and the TMP so requests, each Participant shall notify the TMP of its treatment of any partnership item on its federal income tax return that is inconsistent with the treatment of that item on the partnership return.

3.4

Extensions of Limitation Periods.  The TMP shall not enter into any extension of the period of limitations as provided under Section 6229 of the Code without first giving reasonable advance notice to the other Participant of such intended action.

3.5

Requests for Administrative Adjustments.  Neither Participant shall file, pursuant to Section 6227 of the Code, a request for an administrative adjustment of partnership items for any partnership taxable year without first notifying the other Participant.  If the other Participant agrees with the requested adjustment, the TMP shall file the request for administrative adjustment on behalf of the partnership.  If consent is not obtained within thirty (30) days after notice from the proposing Participant, or within the period required to timely file the request for administrative adjustment, if shorter, either Participant, including the TMP, may file that request for administrative adjustment on its own behalf.

3.6

Judicial Proceedings.  Either Participant intending to file a petition under Section 6226, 6228 or other sections of the Code with respect to any partnership item, or other tax matters involving the tax partnership, shall notify the other Participant of such intention and the nature of the contemplated proceeding.  If the TMP is the Participant intending to file such petition, such notice shall be given within a reasonable time to allow the other Participant to participate in the choosing of the forum in which such petition will be filed.  If both Participants do not agree on the appropriate forum, then the appropriate forum shall be decided in accordance with Section 7.2.  If a deadlock results, the TMP shall choose the forum.  If either Participant intends to seek review of any court decision rendered as a result of a proceeding instituted under the preceding part of this Paragraph, such Participant shall notify the other Participant of such intended action.

3.7

Settlements.  The TMP shall not bind the other Participant to a settlement agreement without first obtaining the written consent of any such Participant.  Either Participant who enters into a settlement agreement for its own account with respect to any partnership items, as defined by Section 6231(a)(3) of the Code, shall notify the other Participant of such settlement agreement and its terms within ninety (90) days from the date of settlement.

3.8

Fees and Expenses.  The TMP shall not engage legal counsel, certified public accountants, or others without the prior consent of the Management Committee.  Either Participant may engage legal counsel, certified public accountants, or others in its own behalf and at its sole cost and expense.  Any reasonable item of expense, including but not limited to fees and expenses for legal counsel, certified public accountants, and others which the TMP incurs (after proper consent by the Management Committee as provided above) in connection with any audit, assessment, litigation, or other proceeding regarding any partnership item, shall constitute proper charges to the Business Account and shall be borne by the Participants as any other item which constitutes a direct charge to the Business Account pursuant to the Agreement.

3.9

Survival.  The provisions of the foregoing paragraphs, including but not limited to the obligation to pay fees and expenses contained in Paragraph 2.8, shall survive the termination of the tax partnership or the termination of either Participant's interest in the tax partnership and shall remain binding on the Participants for a period of time necessary to resolve with the Internal Revenue Service or the Department of the Treasury any and all matters regarding the federal income taxation of the tax partnership for the applicable tax year(s).

ARTICLE III

TAX ELECTIONS AND ALLOCATIONS

4.1

Tax Partnership Election.  It is understood and agreed that the Participants intend to create a partnership for United States federal and state income tax purposes, and, unless otherwise agreed to hereafter by both Participants, neither Participant shall make an election to be, or have the arrangement evidenced hereby, excluded from the application of any provisions of Subchapter K of the Code, or any equivalent state income tax provision.  It is understood and agreed that the Participants intend to create a partnership for federal and state income tax purposes only (a "tax partnership").  The Manager shall file with the appropriate office of the Internal Revenue Service a partnership income tax return covering the Operations.  The Participants recognize that this Agreement may be subject to state income tax statutes.  The Manager shall file with the appropriate offices of the state agencies any required partnership state income tax returns.  Each Participant agrees to furnish to the Manager any information it may have relating to Operations as shall be required for proper preparation of such returns.  The Manager shall furnish to the other Participant for its review a copy of each proposed income tax return at least two weeks prior to the date the return is filed.

4.2

Tax Elections.  The tax partnership shall make the following elections for purposes of all partnership income tax returns:

(a)

To use the accrual method of accounting.

(b)

Pursuant to the provisions at Section 706(b)(1) of the Code, to use as its taxable year the year ending October 31.  In this connection, Great American represents that its taxable year is the year ending December 31 and Madison represents that its taxable year is the year ending October 31.

(c)

To deduct currently all development expenses to the extent possible under Section 616 of the Code.

(d)

Unless the Participants unanimously agree otherwise, to compute the allowance for depreciation in respect of all depreciable Assets using the maximum accelerated tax depreciation method and the shortest life permissible or, at the election of the Manager, using the units of production method of depreciation.

(e)

To treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by law.

(f)

To adjust the basis of tax partnership property under Section 754 of the Code at the request of either Participant;

(g)

To amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code;

Any other election required or permitted to be made by the tax partnership under the Code or any state tax law shall be made as determined by the Management Committee.

Each Participant shall elect under Section 617(a) of the Code to deduct currently all exploration expenses.  Each Participant reserves the right to capitalize its share of development and/or exploration expenses of the tax partnership in accordance with Section 59(e) of the Code, provided that a Participant's election to capitalize all or any portion of such expenses shall not affect the Participant's Capital Account.

4.3

Allocations to Participants.  Allocations for Capital Account purposes shall be in accordance with the following:

(a)

The Participants recognize the provision for taking production in kind, as provided elsewhere in the Agreement, as each Participant's right to determine a market for the sale of a proportionate share of production subject to Subparagraph 3.3(h) below.  All items of income, gain, deduction, loss, credit or tax attribute arising from the sale and marketing of such production shall be allocated to the Participant who designated such market.

(b)

Exploration expenses and development cost deductions shall be allocated among the Participants in accordance with their respective contributions to such expenses and costs.

(c)

Depreciation and amortization deductions with respect to a depreciable Asset shall be allocated among the Participants in accordance with their respective contributions to the adjusted basis of the Asset which gives rise to the depreciation, amortization or loss deduction.

(d)

Production and operating cost deductions shall be allocated among the Participants in accordance with their respective contributions to such costs.

(e)

Deductions for depletion (to the extent of the amount of such deductions that would have been determined for Capital Account purposes if only cost depletion were allowable for federal income tax purposes) shall be allocated to the Participants in accordance with their respective contributions to the adjusted basis of the depletable property.  Any remaining depletion deductions shall be allocated to the Participants so that, to the extent possible, the Participants receive the same total amounts of percentage depletion as they would have received if percentage depletion were allocated to the Participants in proportion to their respective shares of the gross income used as the basis for calculating the federal income tax deduction for percentage depletion.

(f)

Subject to Subparagraph 3.3(h) below, gross income on the sale of production shall be allocated in accordance with the Participants' rights to share in the proceeds of such sale.

(g)

Except as provided in Subparagraph 3.3(h) below, gain or loss on the sale of a depreciable or depletable asset shall be allocated so that, to the extent possible, the net amount reflected in the Participants' Capital Account with respect to such property (taking into account the cost of such property, depreciation, amortization, depletion or other cost recovery deductions and gain or loss) most closely reflects the Participants' Participating Interests.

(h)

Gains and losses on the sale of all or substantially all the Assets of the tax partnership shall be allocated so that, to the extent possible, the Participants' resulting Capital Account balances are in the same ratio as their Participating Interests at the time of such sale.

(i)

The Participants acknowledge that expenses and deductions allocable under the preceding provisions of this Paragraph may be required to be capitalized into production under Section 263A of the Code.  With respect to such capitalized expenses or deductions, the allocation of gross income on the sale of production shall be adjusted, in any reasonable manner consistently applied by the Manager, so that the same net amount (subject possibly to timing differences) is reflected in the Capital Accounts as if such expenses or deductions were instead deductible and allocated pursuant to the preceding provisions of this Paragraph.

(j)

All deductions and losses that are not otherwise allocated in this Paragraph shall be allocated among the Participants in accordance with their respective contributions to the costs producing each such deduction or to the adjusted basis of the Asset producing each such loss.

(k)

Any recapture of exploration expenses under Section 617(b)(1)(A) of the Code, and any disallowance of depletion under Section 617(b)(1)(B) of the Code, shall be borne by the Participants in the same manner as the related exploration expenses were allocated to, or claimed by, them.

(l)

All other items of income and gain shall be allocated to the Participants in accordance with their Participating Interests.

(m)

If a reduced Participating Interest is restored pursuant to Section 9.6, the Manager shall endeavor to allocate items of income, gain, loss, and deduction (in the same year as the restoration of such Participating Interest or, if necessary, in subsequent years) so as to cause the Capital Account balances of the Participants to be the same as they would have been if the restored Participating Interest had never been reduced.

(n)

If the Participants’ Participating Interests change during any taxable year of the tax partnership, the distributive share of items of income, gain, loss and deduction of each Participant shall be determined in any manner (1) permitted by Section 706 of the Code, and (2) agreed on by both Participants.  If the Participants cannot agree on a method, the method shall be determined by the Manager in consultation with the tax partnership's tax advisers, with preference given to the interim closing-of-the-books method except where application of that method would result in undue administrative expense in relationship to the amount of the items to be allocated.

(o)

"Nonrecourse deductions," as defined by Treas. Reg.  § 1.704-2(b)(1) shall be allocated between the Participants in proportion to their Participating Interests.

4.4

Regulatory Allocations.  Notwithstanding the provisions of Paragraph 3.3 to the contrary, the following special allocations shall be given effect for purposes of maintaining the Participants' Capital Accounts.

(a)

If either Participant unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), § 1.704-1(b)(2)(ii)(d)(5) or § 1.704-1(b)(2)(ii)(d)(6), which result in a deficit Capital Account balance, items of income and gain shall be specially allocated to each such Participant in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of such Participant as quickly as possible.  For the purposes of this Paragraph, each Participant's Capital Account balances shall be increased by the sum of (I) the amount such Participant is obligated to restore pursuant to any provision of the Agreement, and (ii) the amount such Participant is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

(b)

The "minimum gain chargeback" and "partner minimum gain chargeback" provisions of Treas. Reg. §§ 1.704-2(f) and 1.704-2(i)(4), respectively, are incorporated herein by reference and shall be given effect.  In accordance with Treas. Reg. § 1.704-2(i)(1), deductions attributable to a "partner nonrecourse liability" shall be allocated to the Participant that bears the economic risk of loss for such liability.

(c)

If the allocation of deductions to either Participant would cause such Participant to have a deficit Capital Account balance at the end of any taxable year of the tax partnership (after all other allocations provided for in this Article III have been made and after giving effect to the adjustments described in Subparagraph 3.4(a)), such deductions shall instead be allocated to the other Participant.

4.5

Curative Allocations.  The allocations set forth in Paragraph 3.4 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations.  It is the intent of the Participants that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Paragraph.  Therefore, notwithstanding any other provisions of this Article III (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Participant's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Participant would have had if the Regulatory Allocations were not part of this Agreement and all items were allocated pursuant to Paragraph 3.3 without regard to Paragraph 3.4.

4.6

Tax Allocations.  Except as otherwise provided in this Paragraph, items of taxable income, deduction, gain and loss shall be allocated in the same manner as the corresponding item is allocated for book purposes under Paragraphs 3.3, 3.4 and 3.5 of the corresponding item determined for Capital Account purposes.

(a)

Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Participants in the same proportions as the recaptured deductions were originally allocated or claimed.

(b)

To the extent required by Section 704(c) of the Code, income, gain, loss, and deduction with respect to property contributed to the tax partnership by a Participant shall be shared among both Participants so as to take account of the variation between the basis of the property to the tax partnership and its fair market value at the time of contribution.  The Participants intend that Section 704(c) shall effect no allocations of tax items that are different from the allocations under Paragraphs 3.3, 3.4 and 3.5 of the corresponding items for Capital Account purposes.  However, to the extent that allocations of tax items are required pursuant to Section 704(c) of the Code to be made other than in accordance with the allocations under Paragraphs 3.3, 3.4 and 3.5 of the corresponding items for Capital Account purposes, Section 704(c) shall be applied in accordance with the "traditional method without curative allocations" under Treas. Reg. § 1.704-3(b).

(c)

Depletion deductions with respect to contributed property shall be determined without regard to any portion of the property's basis that is attributable to precontribution expenditures by Madison that were capitalized under Code Sections 616(b), 59(e) and 291(b).  Deductions attributable to precontribution expenditures by Madison shall be calculated under such Code Sections as if Madison continued to own the depletable property to which such deductions are attributable, and such deductions shall be reported by the tax partnership and shall be allocated solely to Madison.

(d)

The Participants understand the allocations of tax items set forth in this Paragraph, and agree to report consistently with such allocations for federal and state tax purposes.

ARTICLE IV

CAPITAL ACCOUNTS; LIQUIDATION

5.1

Capital Accounts.

(a)

A separate Capital Account shall be established and maintained by the TMP for each Participant.  Such Capital Account shall be increased by (i) the amount of money contributed by the Participant to the tax partnership, (ii) the fair market value of property contributed by the Participant to the tax partnership (net of liabilities secured by such contributed property that the partnership is considered to assume or take subject to under Code Section 752) and (iii) allocations to the Participant under Paragraphs 3.3, 3.4 and 3.5 of tax partnership income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by (iv) the amount of money distributed to the Participant by the tax partnership, (v) the fair market value of property distributed to the Participant by the tax partnership (net of liabilities secured by such distributed property and that the Participant is considered to assume or take subject to under Code Section 752), (vi) allocations to the Participant under Paragraphs 3.3, 3.4 and 3.5 of expenditures of the tax partnership not deductible in computing its taxable income and not properly chargeable to a Capital Account, and (vii) allocations of tax partnership loss and deduction (or items thereof), excluding items described in (vi) above and percentage depletion to the extent it exceeds the adjusted tax basis of the depletable property to which it is attributable.  The Participants agree that the net fair market value of the property contributed by Madison to the tax partnership pursuant to Section 5.1(b) of the Agreement is $USD1,563,123.46.

(b)

In the event that the Capital Accounts of the Participants are computed with reference to the book value of any Asset which differs from the adjusted tax basis of such Asset, then the Capital Accounts shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to such Asset in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(c)

In the event any interest in the tax partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest, except as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(1).

(d)

In the event property, other than money, is distributed to a Participant, the Capital Accounts of the Participants shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Participants if there was a taxable disposition of such property for the fair market value of such property (taking Section 7701(g) of the Code into account) on the date of distribution.  For this purpose the fair market value of the property shall be determined as set forth in Paragraph 4.2(a) below.

(e)

In the event the Management Committee designates a Supplemental Business Agreement area within the Area of Interest as described in Article XV of the Agreement, the Management Committee shall appropriately segregate Capital Accounts to reflect that designation and shall make such other modifications to the Agreement as are appropriate to reflect the manner of administering Capital Accounts in accordance with the terms of this Exhibit C.

(f)

Madison is contributing to the Agreement certain depletable properties with respect to which Madison currently has an adjusted tax basis which may consist in part of depletable expenditures and in part of expenditures capitalized under Code Sections 616(b), 291(b) and/or 59(e).  For purposes of maintaining the Capital Accounts, the tax partnership's deductions with respect to contributed property in each year for (i) depletion, (ii) deferred development expenditures under Section 616(b) attributable to pre-contribution expenditures, (iii) amortization under Section 291(b) attributable to pre-contribution expenditures, and (iv) amortization under Section 59(e) attributable to pre-contribution expenditures shall be the amount of the corresponding item determined for tax purposes pursuant to Subparagraph 3.6(c) multiplied by the ratio of (A) the book value at which the contributed property is recorded in the Capital Accounts to (B) the adjusted tax basis of the contributed property (including basis resulting from capitalization of pre-contribution development expenditures under Sections 616(b), 291(b), and 59(e)).

(g)

The foregoing provisions, and the other provisions of the Agreement relating to the maintenance of Capital Accounts and the allocations of income, gain, loss, deduction and credit, are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.  In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Management Committee may make such modification, provided that it is not likely to have a material effect on the amount distributable to either Participant upon liquidation of the tax partnership pursuant to Paragraph 4.2.

(h)

If the Participants so agree, upon the occurrence of an event described in Treas. Reg. § 1.704-1(b)(2)(iv)(5), the Capital Accounts shall be restated in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) to reflect the manner in which unrealized income, gain, loss or deduction inherent in the assets of the tax partnership (that has not been reflected in the Capital Accounts previously) would be allocated among the Participants if there were a taxable disposition of such assets for their fair market values, as determined in accordance with Section 4.2(a).  For purposes of Paragraph 3.3, a Participant shall be treated as contributing the portion of the book value of any property that is credited to the Participant's Capital Account pursuant to the preceding sentence.  Following a revaluation pursuant to this Subparagraph 4.1(h), the Participants' shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to property that has been revalued pursuant to this Subparagraph 4.1(h) shall be determined in accordance with the principles of Code Section 704(c) as applied pursuant to the final sentence of Subparagraph 3.6(b).

5.2

Liquidation.  In the event the partnership is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g) then, notwithstanding any other provision of the Agreement to the contrary, the following steps shall be taken (after taking into account any transfers of Capital Accounts pursuant to Sections 5.2(a), 6.3(a) or 12.3 of the Agreement):

(a)

The Capital Accounts of the Participants shall be adjusted to reflect any gain or loss which would be realized by the partnership and allocated to the Participants pursuant to the provisions of Article III of this Exhibit C if the Assets had been sold at their fair market value at the time of liquidation.  The fair market value of the Assets shall be determined by agreement of both Participants; provided, however, that in the event that the Participants fail to agree on the fair market value of any Asset, its fair market value shall be determined by a nationally recognized independent engineering firm or other qualified independent party approved by both Participants.

(b)

After making the foregoing adjustments and/or contributions, all remaining Assets shall be distributed to the Participants in accordance with the balances in their Capital Accounts (after taking into account all allocations under Article III, including Subparagraph 3.3(h)).  Unless otherwise expressly agreed on by both Participants, each Participant shall receive an undivided interest in each and every Asset determined by the ratio of the amount in each Participant's Capital Account to the total of both of the Participants' Capital Accounts.  Assets distributed to the Participants shall be deemed to have a fair market value equal to the value assigned to them pursuant to Subparagraph 4.2(a) above.

(c)

All distributions to the Participants in respect of their Capital Accounts shall be made in accordance with the time requirements of Treasury Regulation Sections 1.704-1(b)(2)(ii)(b)(2) and (3).

5.3

Deemed Terminations.  Notwithstanding the provisions of Paragraph 4.2, if the "liquidation" of the tax partnership results from a deemed termination under Section 708(b)(1)(B) of the Code, then (i) Subparagraphs 4.2(a) and (b) shall not apply, (ii) the tax partnership shall be deemed to have distributed its Assets in accordance with the relative Capital Account balances of the Participants as adjusted pursuant to Subparagraph 4.2(a), (iii) the Participants shall be deemed for tax purposes to have contributed those Assets to a new partnership pursuant to the terms of this Exhibit, and (iv) the new tax partnership shall continue pursuant to the terms of this Agreement and this Exhibit.

ARTICLE V

SALE OR ASSIGNMENT

The Participants agree that if either one of them makes a sale or assignment of its Participating Interest under this Agreement, such sale or assignment shall be structured so as not to cause a termination under Section 708(b)(1)(B) of the Code.  If a Section 708(b)(1)(B) termination is caused, the terminating Participant shall indemnify the non-terminating Participant and save it harmless on an after-tax basis for any increase in taxes, interest, and penalties or decrease in credits to the non-terminating Participant caused by the termination of the tax partnership.

EXHIBIT D

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

DEFINITIONS

"Affiliate" means any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or is under common Control with a Participant.

"Agreement" means this Exploration, Development and Mine Operating Agreement, including all amendments and modifications, and all schedules and exhibits, all of which are incorporated by this reference.

"Approved Alternative" means a Development and Mining alternative selected by the Management Committee from various Development and Mining alternatives analyzed in the Pre-Feasibility Studies.

"Area of Interest" means the area described in Paragraph 1.3 of Exhibit A.

"Assets" means the Properties, Products, Business Information, and all other real and personal property, tangible and intangible, including existing or after-acquired properties and all contract rights held for the benefit of the Participants hereunder.

"Budget" means a detailed estimate of all costs to be incurred and a schedule of cash advances to be made by the Participants with respect to a Program.

"Business" means the contractual relationship of the Participants under this Agreement.

"Business Account" means the account maintained by the Manager for the Business in accordance with Exhibit B.

"Business Information" means the terms of this Agreement, and any other agreement relating to the Business, the Existing Data, and all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation,

Confidential Information), developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement.  The term "Business Information" shall not include any improvements, enhancements, refinements or incremental additions to Participant Information that are developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement.

"Capital Account" means the account maintained for each Participant in accordance with Exhibit C.

"Confidential Information" means all information, data, knowledge and know-how (including, but not limited to, formulas, patterns, compilations, programs, devices, methods, techniques and processes) that derives independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, including without limitation all analyses, interpretations, compilations, studies and evaluations of such information, data, knowledge and know-how generated or prepared by or on behalf of either Participant.

"Continuing Obligations" mean obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended, such as future monitoring, stabilization, or Environmental Compliance.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (I) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Cover Payment" shall have the meaning as set forth in Section 10.4 of the Agreement.

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including construction and installation of a mill or any other improvements to be used for the mining, handling, milling, processing, or other beneficiation of Products, and all related Environmental Compliance.

"Effective Date" means the date set forth in the preamble to this Agreement.

"Encumbrance" or "Encumbrances" means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature.

"Environmental Compliance" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

"Environmental Laws" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, attorneys' fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either Participant, by any person or entity other than the other Participant, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (I) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; (ii) physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws.

"Equity Account" means the account maintained for each Participant by the Manager in accordance with Subsection 8.2(n) of the Agreement.

"Existing Data" means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other material information developed in operations on the Properties prior to the Effective Date.

"Expansion" or "Modification" means (I) a material increase in mining or production capacity; (ii) a material change in the recovery process; or (iii) a material change in waste or tailings disposal methods.  An increase or change shall be deemed "material" if it is anticipated to cost more than fifteen percent (15%) of original capital costs attributable to the Development of the mining or production capacity, recovery process or waste or tailings disposal facility to be expanded or modified.

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products,  including but not limited to additional drilling required after discovery of potentially commercial mineralization, and including related Environmental Compliance.

"Feasibility Contractors" means one or more engineering firms approved by the Management Committee for purposes of preparing or auditing any Pre-Feasibility Study or Feasibility Study.

"Feasibility Study" means a report to be prepared following selection by the Management Committee of one or more Approved Alternatives.  The Feasibility Study shall include a review of information presented in any Pre-Feasibility Studies concerning the Approved Alternative(s).  The Feasibility Study shall be in a form and of a scope generally acceptable to reputable financial institutions that provide financing to the mining industry.

"Governmental Fees" means all location fees, mining claim rental fees, mining claim maintenance payments and similar payments required by Law to locate and hold unpatented mining claims.

“Great American” means Great American Minerals, Inc. a Nevada corporation, one of the participants in this Agreement.

"Initial Contribution" means that contribution each Participant has made or agrees to make pursuant to Section 5.1 of the Agreement.

"Law" or "Laws" means all applicable federal, state and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

“Madison” means Madison Minerals Inc., a British Columbia corporation, one of the participants in this Agreement.

"Management Committee" means the committee established under Article VII of the Agreement.

"Manager" means the Participant appointed under Article VIII of the Agreement to manage Operations, or any successor Manager.

"Mining" means the mining, extracting, producing, beneficiating, handling, milling or other processing of Products.

"Net Proceeds" means certain amounts calculated as provided in Exhibit E, which may be payable to a Participant under Subsections 6.3(b) or 10.5(b)(ii) of the Agreement.

"Operations" means the activities carried out under this Agreement.

"Participant" means Great American or Madison, or any permitted successor or assign of Great American or Madison under the Agreement.

"Participant Information" means all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information but excluding the Existing Data), which, as shown by written records, was developed, conceived, originated or obtained by a Participant:  (a) prior to entering into this Agreement, or (b) independent of its performance under the terms of this Agreement.

"Participating Interest" means the percentage interest representing the ownership interest of a Participant in the Assets, and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder.  Participating Interests shall be calculated to three decimal places and rounded to two decimal places as follows:  Decimals of .005 or more shall be rounded up (e.g., 1.519% rounded to 1.52%); decimals of less than .005 shall be rounded down (e.g., 1.514% rounded to 1.51%).  The initial Participating Interests of the Participants are set forth in Section 6.1 of the Agreement.

"Payout" means the date on which the Equity Account balance of each of the Participants has become zero or a negative number, regardless of whether the Equity Account balance of either or both Participants subsequently becomes a positive number.  If one Participant’s Equity Account balance becomes zero or a negative number before the other Participant’s, “Payout” shall not occur until the date that the other Participant’s Equity Account balance first becomes zero or a negative number.

"Pre-Feasibility Studies" means one or more studies prepared to analyze whether economically viable Mining Operations may be possible on the Properties, as described in Section 9.8.

"Prime Rate" means the interest rate quoted and published as "Prime" as published in The Wall Street Journal, under the heading "Money Rate," as the rate may change from day to day.

"Products" means all ores, minerals and mineral resources produced from the Properties.

"Program" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager for a period determined by the Management Committee.

"Program Period" means the time period covered by an adopted Program and Budget.

"Project Financing" means any financing approved by the Management Committee and obtained by the Participants for the purpose of placing a mineral deposit situated on the Properties into commercial production, but shall not include any such financing obtained individually by either Participant to finance payment or performance of its obligations under the Agreement.

"Properties" means those interests in real property described in Paragraph 1.1 of Exhibit A and all other interests in real property within the Area of Interest that are acquired and held subject to the Agreement.

"Recalculated Participating Interest" means the reduced Participating Interest of a Participant as recalculated under Sections 9.5, 9.6 or 10.5 of the Agreement.

"Reduced Participant" means a Participant whose Participating Interest is reduced under Sections 9.5 or 10.5 of the Agreement.

"Transfer" means, when used as a verb, to sell, grant, assign, create an Encumbrance, pledge or otherwise convey, or dispose of or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or third party (except as permitted under Subsection 8.2(j) and Section 8.6 of the Agreement), either directly or indirectly; and, when used as a noun, means such a sale, grant, assignment, Encumbrance, pledge or other conveyance or disposition, or such an arrangement.

“Venture” means the “Phoenix Joint Venture” created by this Agreement.

[Other Definitions]

EXHIBIT E

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

NET PROCEEDS CALCULATION

2.1

Income and Expenses.  Net Proceeds shall be calculated by deducting from the Gross Revenue (as defined below) realized (or deemed to be realized), such costs and expenses attributable to Exploration, Development, Mining, the marketing of Products and other Operations as would be deductible under generally accepted accounting principles and practices consistently applied, including without limitation:

(a)

All costs and expenses of replacing, expanding, modifying, altering or changing from time to time the Mining facilities.  Costs and expenses of improvements (such as haulage ways or mill facilities) that are also used in connection with workings other than the Properties shall be charged to the Properties only in the proportion that their use in connection with the Properties bears to their total use;

(b)

Ad valorem real property and unsecured personal property taxes, and all taxes, other than income taxes, applicable to Mining of the Properties, including without limitation all state mining taxes, sales taxes, severance taxes, license fees and governmental levies of a similar nature;

(c)

Allowance for overhead in accordance with Paragraph 2.13 of Exhibit B;

(d)

All expenses incurred relative to the sale of Products, including an allowance for commissions at rates which are normal and customary in the industry;

(e)

All amounts payable to the remaining Participant during Mining pursuant to any applicable operating or similar agreement in force with respect thereto;

(f)

The actual cost of investment under the Agreement but prior to beginning of Mining, which shall include all expenditures for Exploration and Development of the Properties incurred by the non-withdrawing Participant both prior and subsequent to the withdrawing Participant acquiring a Net Proceeds interest;

(g)

Interest on monies borrowed or advanced for costs and expenses, but in no event in excess of the maximum permitted by law;

(h)

An allowance for reasonable working capital and inventory;

(i)

Costs of funding the Environmental Compliance Fund as provided in Paragraph 2.14 of Exhibit B;

(j)

Actual costs of Operations; and

(k)

Rental, royalty, production, and purchase payments.

For purposes hereof, the term "Gross Revenue" shall mean the sum of (i) gross receipts from sale of Products, less any charges for sampling, assaying, or penalties; (ii) gross receipts from the sale or other disposition of Assets; (iii) insurance proceeds; (iv) compensation for expropriation of Assets; and (v) judgment proceeds.  Gross receipts for sale of Products shall be determined by multiplying spot prices for Products as quoted by the London Bullion Market Association on the date of a sale of Products.

It is intended that the remaining Participant shall recoup from Gross Revenue all of its on-going contributions for Exploration, Development, Mining, Expansion and Modification and marketing Products before any Net Proceeds are distributed to any person holding a Net Proceeds interest.  No deduction shall be made for income taxes, depreciation, amortization or depletion.  If in any year after the beginning of Mining of the Properties an operating loss relative thereto is incurred, the amount thereof shall be considered as and be included with outstanding costs and expenses and carried forward in determining Net Proceeds for subsequent periods.  If Products are processed by the remaining Participant, or are sold to an Affiliate of the remaining Participant, then, for purposes of calculating Net Proceeds, such Products shall be deemed conclusively to have been sold at a price equal to fair market value to an arm's length purchaser FOB the concentrator for the Properties, and Net Proceeds relative thereto shall be calculated without reference to any profits or losses attributable to smelting or refining.

2.2

Payment of Net Proceeds.  Payments of Net Proceeds shall commence in the calendar quarter following the calendar quarter in which Net Proceeds are first realized, and shall be made forty-five (45) days following the end of each calendar quarter during which Net Proceeds are realized, and shall be subject to adjustment, if required, at the end of each calendar year.  The recipient of such Net Proceeds payments shall have the right to audit such payments following receipt of each payment by giving notice to the remaining Participant and by conducting such audit in accordance with Section 10.6 of the Agreement.  Costs of such an audit shall be borne by the holder of the Net Proceeds interest described herein.

2.3

Definitions.  All capitalized words and terms used herein have the same meaning as in the Agreement.

EXHIBIT F

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

INSURANCE

The Manager shall, at all times while conducting Operations, comply fully with the applicable worker's compensation laws and purchase, or provide protection for the Participants comparable to that provided under standard form insurance policies for the following risk categories: (1) comprehensive public liability with limits of not less than ONE MILLION DOLLARS ($1,000,000.00); (2) property damage with limits of not less than ONE HUNDRED THOUSAND DOLLARS ($100,000.00); and (3) adequate and reasonable insurance against risk of fire and other risks ordinarily insured against in similar operations.  If the Manager elects to self-insure, it shall charge to the Business Account an amount equal to the premium it would have paid had it secured and maintained a policy or policies of insurance on a competitive bid basis in the amount of such coverage.  Each Participant shall self-insure or purchase for its own account such additional insurance as it deems necessary.

EXHIBIT G

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

INITIAL PROGRAM AND BUDGET

The Phoenix Joint Venture (“PJV”) 2006 Phase I exploration program will focus primarily on additional drilling evaluation of the Virgin Structural Zone.  The intent of the drilling at the Virgin Structural Zone will be towards providing appropriate drill hole spacing to enable a mineral resource calculation to be initiated.

It is also proposed that initial drilling evaluation be directed at the sub-parallel Buena Vista structural zone.  The PJV’s initial drilling at Buena Vista will be towards defining the magnitude of this secondary target.

The 2006 Phase I exploration program is designed to include approximately 22,000 feet of reverse circulation drilling over a two-month period at an estimated cost of USD$750,000.

Madison anticipates that a 2006 Phase II exploration program of similar scope will be undertaken, based on success within the Phase I program.  As the Phase II program will most probably follow very shortly after the completion of the Phase I program information and results compilation, it will be prudent for the Joint Venture partners to be prepared for an additional expenditure commitment of a nearly equal amount.

DRILLING PROGRAM

The drilling proposal is for the undertaking a 22,000-foot RC drilling plan of 40 drill holes at both the Virgin Structural Zone Deposit and the Buena Vista Structure.

The drilling program has been estimated to cost USD$750,000 and will be completed within a two-month period of operations with one RC drill rig and crew.  Field personnel will include a Project Geologist/Manager and one Geologic Assistant, with all drilling and geologic personnel housed at a local hotel.

Virgin Structural Zone Deposit

A total of 36 drill holes are planned for this phase of evaluation at the Virgin Structural Zone Deposit.  These holes will compliment, enhance and expand on Madison’s previous drilling results (MAD 1-33).  A series of in fill, step-out and new concept tests will comprise this phase of drilling evaluation.

The holes will be dispersed over segments of a nearly 2,000-foot north-south strike extent of the Deposit area from Section 28550N to 30500N, as indicated on the accompanying plan map.  The central region of most concentrated drilling will achieve a fifty-foot sectional drill spacing.  Following the completion of the Phase I program the southernmost drilling of the Virgin Structural Zone will be within 100 feet of the common boundary with the Newmont Phoenix Gold Project.

The following descriptive provides the exploration criteria for each of the drill holes:

North Extension

-  Section 30500N:  a single 400-foot hole (090/-75) as a 100-foot step-out to the south of MAD 33 (0.03 opt over 30 feet).

-  Section 30400N:  a single 400-foot hole (090/-75) as a 200-foot step-out to the south of MAD 33 (0.03 opt over 30 feet).

These two holes, if successful, will significantly improve the exploration confidence that the Virgin Structural Zone gold mineralization, encountered in the many drill holes to the south, may link directly and continuously with this area.

Cross Faults

-   Section 30050N:  a single 450-foot hole (090/-70) or (045/-70) to test a prominent NW-SE cross-fault(s) intersection with the north-south trending Virgin Structural Zone.  This target may be similar to the NW-SE oriented cross-fault located proximal to many of the thickest and best grade intersections encountered to-date along the Virgin Structural Zone (MAD 5).  If successful, this drill hole would greatly expand the exploration potential and enhance the geologic-structural targeting and understanding along the entire Virgin Structural trend.

-  Section 29500N:  a single 400-foot hole (000/-70) to test a NE-SW trending structure identified within a series of pits/trenches.  If, successful, this hole creates a new structural target within the much broader target area.

-  Section 29150N:  a single 500-foot hole (045/-70) to test the most prominent and thus far most prolific (grade and thickness) NW-SE trending cross fault.  Due to the previous operators and Madison’s drilling pattern designed to test the north-south trending Virgin Structural Zone, only a few drill holes have actually tested this distinctive structural feature.  As with the large deposit to the south, crossing structures are favorable hosts, both at the major intersections with north-south structures and along their trend.  If successful, additional drilling is warranted along this and other cross faults throughout the target area.

East Dipping Fault

-  Section 29500N:  a single 400-foot hole (270/-60) to test an eastward dipping, mineralized fault which was targeted previously by hole MAD 1.  It is quite probable that the previous drill hole, collared topographically lower, ran parallel to the eastward dipping mineralized fault.  If successful, this extensive north-south fault splay of the Virgin Structural Zone becomes an additional target of note.

Lower Fortitude Target

-   Section 29100N:  a single 700-foot hole (090/-80) will test a structurally bound panel of favorable stratigraphy for  hosting mineralization similar to that of the Lower Fortitude gold mineralization on the adjacent property.  This structurally bound block appears to have been faulted upwards, bringing the favorable stratigraphy nearer to surface in this area.  If successful, this hole will open up considerable expansion potential along the extensive north-south extent of this fault- bounded block.  A very similar occurrence of similar, nearer-to-surface, fault bounded stratigraphy occurs further to the northwest, and will also be considered for future drilling evaluation.

In Fill and Step Out

-

Section 28550N:  three holes including, an 800-foot hole (090/-70), an 800- foot hole (090/-70) and a 400-foot hole (090/-55).

-

Section 28650N:  four holes including, an 800-foot hole (090/-70),  an 800-foot hole (090/-70), an 800-foot hole (090/-70) and a 400-foot hole (090/-55).

-

Section 28750N:  four holes including, an 800-foot hole (090/-70), an 800-foot hole (090/-70), a 400-foot hole (090/-55) and a 250-foot hole (090/-70).

-

Section 28800N:  one 800-foot hole (090/-70).

-

Section 28850N:  two holes including, an 800-foot hole (090/-70) and a 400-foot hole (090/-60).

-

Section 28900N:  one 800-foot hole (090/-70).

-

Section 28950N:  two holes including, an 800-foot hole (090/-70) and a 400-foot hole (090/-60).

-

Section 29000N:  one 800-foot hole (090/-70).

-

Section 29050N:  two holes including, one 800-foot hole (090/-70) and one 400-foot hole (090/-60).

-

Section 29150N:  two holes including, one 750-foot hole (090/-70) and one 350-foot hole (090/-80).

-

Section 29450N:  two holes including, one 400-foot hole (090/-70) and one 350-foot hole (090/-70).

-

Section 29500N:  two holes including, one 400-foot hole (090/-80) and one 350-foot hole (090/-60).

-

Section 29600N:  one 350-foot hole (090/-70).

-     Section 29700N:  two holes including, one 400-foot hole (090/-80) and one 350-       foot hole (090/-60).

This extensive series of twenty-nine in fill and step out drill holes will provide the sectional and down dip distribution of intersection points to enable the initiation of a mineral resource evaluation for the Virgin Structural Zone Deposit.

Based on the interpretation of previous results, the Deposit has two distinct components, a steeply dipping fault-controlled portion and a series of sub-horizontal bodies proximal to the structural control.  The interpreted model within the confines of Madison’s drilled area of the F.W. Lewis Property is nearly identical to the geologic and structural features hosting and controlling mineralization within the immediately adjacent Phoenix Gold Project.

These drill holes will continue to test both of the Deposit components, in part where previous drilling has been concentrated, but perhaps more importantly beyond areas of previous drilling.  This is especially noticeable as drilling extends southwards beyond Madison’s southernmost drill hole completed to-date, MAD 32 (0.152 opt over 45 feet within the steeply dipping structure and 0.039 opt over 135 feet within a sub-horizontal body).  Drill hole MAD 32 is located 300 feet north of the Madison/Game common boundary with Newmont.  Following completion of the proposed drill program, the drilling will be within 100 feet of the Newmont Property.

In addition to expanding the sectional drilling southward, Madison proposes a series of drill holes on 50 and 100 foot sectional separation filling in wider gaps and extending northwards beyond the continuous drill testing of previous programs.  The in fill and step out drill holes presented within this program will cover approximately 1,200 feet of continuous strike extend of the Virgin Structural Zone Deposit at drill section coverage of either 50 or 100 feet.

Combined with the drilling to the far north extension, approximately 2,100 feet of the Virgin Structure will have been tested either continuously or in part.

Buena Vista Structure

-

Madison is proposing that four drill holes be collared along the north-south trend of the Buena Vista Structure.  This linear fault zone has been linked either directly or as a mineralized splay of the Copper Canyon Fault identified within the adjacent Fortitude Deposit of the Phoenix Gold Project.

The four proposed drill holes totaling 2,000 feet would each have a depth of 500 feet and all would be drilled either vertically or steeply inclined to the east.

One of the holes would be a 100 foot step out to the north of previously drilled hole FWL 12, while a second hole would be located an additional 100 feet further to the north.  Drill hole FWL 13 returned a very encouraging intersection of gold mineralization, (0.127 opt gold over 95 feet, including 1.40 opt over 5 feet), with only limited follow-up attempted.  Some of these drill holes may have been poorly located to appropriately test this mineralized fault zone.

Madison’s third hole along the Buena Vista trend would be located to re-drill in the immediate area of historical drill hole BVD 9, (0.063 opt gold over 90 feet).

The drill logs of both successful historical holes (FWL 12 and BVD 9) indicate that the gold mineralization occurs within the extensive Buena Vista Structure.  These two holes are located approximately 2,200 feet apart which is nearly identical to the current Madison drilled length of the sub-parallel Virgin Structural Zone.

The fourth Madison drill hole will be collared approximately midway between the two previous drill holes that successfully intersected gold mineralization within the Buena Vista Structure.

If successful, this drilling would significantly impact the upside potential of the entire Property by identifying a second high priority target area with considerable expansion potential.

BUDGET

RC Drilling	(22,000 feet @ $15/ft)	$ 330,000
Analysis	(5,000 @ $35/sample)	175,000
Wages Project Manager Geologist Geotechnician	(10 @ $ 500/day) (60 @ $ 450/day) (60 @ $ 300/day)	50,000
Accommodation (Room & Board)	(2 X 60 @ $250/day)	30,000
Truck Rental and Fuel		20,000
Pad/ Road Construction		20,000
		E-434
Downhole Surveys		15,000
Air Travel		10,000
Communication		5,000
Supplies		5,000
Surface Surveying		5,000
Data Management		5,000
Report		10,000
SUB-TOTAL		$ 680,000
Contingency	(@ 10%)	70,000
TOTAL		$ 750,000

EXHIBIT H

to

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

by and between

GREAT AMERICAN MINERALS, INC.

and

MADISON MINERALS INC.

PREEMPTIVE RIGHTS

2.1

Preemptive Rights.  If either Participant intends to Transfer all or any part of its Participating Interest, or an Affiliate of either Participant intends to Transfer Control of such Participant ("Transferring Entity”), such Participant shall promptly notify the other Participant of such intentions.  The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or the contract for sale.  If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the nonmonetary consideration and stated in terms of cash or currency).  The other Participant shall have thirty (30) days from the date such notice is delivered to notify the Transferring Entity (and the Participant if its Affiliate is the Transferring Entity) whether it elects to acquire the offered interest at the same price (or its monetary equivalent in cash or currency) and on the same terms and conditions as set forth in the notice.  If it does so elect, the acquisition by the other Participant shall be consummated promptly after notice of such election is delivered;

(a)

If the other Participant fails to so elect within the period provided for above, the Transferring Entity shall have sixty (60) days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those offered by the Transferring Entity to the other Participant in the aforementioned notice;

(b)

If the Transferring Entity fails to consummate the Transfer to a third party within the period set forth above, the preemptive right of the other Participant in such offered interest shall be deemed to be revived.  Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Paragraph.

2.2

Exceptions to Preemptive Right.  Paragraph 1.1 above shall not apply to the following:

(a)

Transfer by either Participant of all or any part of its Participating Interest to an Affiliate;

(b)

Incorporation of either Participant, or corporate consolidation or reorganization of either Participant by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

(c)

Corporate merger or amalgamation involving either Participant by which the surviving entity or amalgamated company shall possess all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant; provided, however, that the value of the merging or amalgamating Participant's interest in the Assets, evidenced by its Capital Account balance (as described in Exhibit C), does not exceed forty percent (40%) of the Net Worth of the surviving entity or amalgamated company;

(d)

the transfer of Control of either Participant by an Affiliate to such Participant or to another Affiliate;

(e)

subject to Subsection 16.2(g) of the Agreement, the grant by either Participant of a security interest in its Participating Interest by Encumbrance;

(f)

the creation by any Affiliate of either Participant of an Encumbrance affecting its Control of such Participant;

(g)

a sale or other commitment or disposition of Products or proceeds from sale of Products by either Participant upon distribution to it pursuant to Article XI of the Agreement; or

(h)

a transfer by an Affiliate of either Participant of Control of such Participant to a third party, provided the value of such Participant's Capital Account balance does not exceed forty percent (40%) of the Net Worth of the transferring Affiliate, or does not exceed forty percent (40%) of the Net Worth of Transferee.

For purposes hereof, the term "Net Worth" shall mean the remainder after total liabilities are deducted from total assets.  In the case of a corporation, Net Worth includes both capital stock and surplus.  In the case of a limited liability company, Net Worth includes member contributions.  In the case of a partnership or sole proprietorship, Net Worth includes the original investment plus accumulated and reinvested profits.

24th Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

June 22, 2006

To:

Longview Capital Partners Limited (“Longview Partners”)
Longview Capital Holdings Ltd. (“Longview Holdings”)
Madison Minerals Inc. (“Madison”)
Madison Enterprises (BVI) Inc. (“Madison BVI”)
Madison Enterprises (PNG) Limited (“Madison PNG”)

Dear Sirs/Mesdames:

Re:

Mount Kare Property, Papua New Guinea (the “Property”)

Buffalo is writing in connection with its agreement dated October 20, 2005 with Longview Holdings and Longview Partners, in which it covenants, among other things, to make certain payments to Madison BVI and prepare a preliminary feasibility study on the Property, in accordance with the terms of the option agreement dated October 17, 2005, as amended by a supplementary agreement dated November 9, 2005, among Longview Partners, Madison, Madison BVI and Madison PNG (together, the “Madison Agreement”).

Longview Partners, Longview Holdings, Madison, Madison BVI and Madison PNG have all agreed to grant Buffalo an extension of six months to the times within which Buffalo is required to make certain cash payments and produce a preliminary feasibility study, and pursuant to which Buffalo is entitled to exercise the Second Option (as defined in the Madison Agreement), in consideration for which Buffalo has agreed to pay Madison the sum of $150,000 on or before July 1, 2006.

The purpose of this letter is to document the foregoing agreement.  Accordingly, Buffalo, Longview Partners, Longview Holdings, Madison, Madison BVI and Madison PNG agree to the following amendments to the Madison Agreement:

1.

Sections 3.2(a)(iv) and (v) of the Madison Agreement are hereby amended to read as follows:

(iv)

on or before July 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI’s election) to Madison BVI of $250,000 (for an aggregate of $550,000); and

(v)

on or before October 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI’s election) to Madison BVI of $100,000 (for an aggregate of $650,000);

2.

Sections 3.2(c) and (d) of the Madison Agreement are revised to read as follows:

(c)

preparing, approving and commencing as soon as practicable a Program to prepare a Preliminary Feasibility Study and continuing to conduct such Program until February 28, 2007; and

(d)

completing and delivering to Madison BVI a preliminary feasibility study (at Longview’s sole expense) on or before July 4, 2007.

3.

The first sentence of section 3.3 of the Madison Agreement is revised to read as follows:

Upon the exercise by Longview of the First Option, Longview will be entitled to the Second Option, and if Longview makes a further cash payment (or the Share Equivalent at Longview’s election) to Madison BVI of $500,000 (for an aggregate of $1,150,000) on or before August 15, 2007, then upon such payment, Longview will have exercised the Second Option and will have earned an additional 2% Interest (for an aggregate of 51% Interest) and will be entitled to the elections as set out in Section 3.5.

This Agreement may be executed and delivered in counterparts or by facsimile, and when so executed and delivered each counterpart or facsimile will be deemed to be an original and such counterparts and facsimiles together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to be dated as of the date hereof.

If you are in agreement with the foregoing, please sign this letter where indicated below and return it to Buffalo at your earliest convenience.

Yours truly,

BUFFALO GOLD LTD.

Per:

“Brian McEwen”
Authorized Signatory

Accepted and Agreed to this 22nd day of June, 2006.

Longview Capital Partners Limited Per: “Damien Reynolds” Authorized Signatory	Longview Capital Holdings Ltd Per: “Damien Reynolds” Authorized Signatory
Madison Minerals Inc. Per: “Chet Idziszek” Authorized Signatory	Madison Enterprises (BVI) Inc. Per: “Chet Idziszek” Authorized Signatory
Madison Enterprises (PNG) Limited Per: “Chet Idziszek” Authorized Signatory

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 22, 2007

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 22, 2007

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer