Form 20-F
period 2007-10-31
MADISON MINERALS INC
filed 2008-03-05
CIK 1038621

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

March 3, 2008	BY EDGAR

U.S. Securities and Exchange Commission

Document Control, Room 1004

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Dear Sir or Madam:

Re:                  Form 20-F Annual Report - Commission File Number 0-29250

Please find enclosed for filing, pursuant to the Securities and Exchange Act of 1934, as amended from time to time, Madison’s Annual Report on Form 20-F for its October 31, 2007 fiscal year end, including exhibits.

Please do not hesitate to call me if you have any questions or comments regarding this matter.

Yours Truly,

MADISON MINERALS INC.

“Ian Brown”

per:

Ian Brown

Chief Financial Officer

IB/sh

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

October 31, 2007

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________________

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

Page 1 of 74 Pages
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

35,437,076

Indicate by check mark whether the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ______  No   X

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X     No ______

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ______  Accelerated filer ___________ Non-accelerated filer    X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17       X         Item 18  _________

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _______  No      X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ______  No ______  Not Applicable         X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2007 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	22
C.	Organizational Structure	24
D.	Property Plants and Equipment	24
	Mt. Kare Property, Papua New Guinea	25
	Title	25
	Location, Access & Physiography	27
	Plant and Equipment	28
	Exploration History	28
	Exploration - Recent Results	29
	Regional and Local Geology	30
	Mineralization	30
	Proposed Exploration – 2008	30
	Doing Business in Papua New Guinea	30
	Lewis Property, Nevada	34
	Title	34
	Location, Access & Physiography	34
	Plant and Equipment	35
	Regional and Local Geology	35
	Mineralization	36
	Exploration History	36
	Exploration - Recent Results	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
A.	Operating Results	39
	Fiscal Year Ended October 31, 2007 Compared to Fiscal Year Ended October 31, 2006	40
	Fiscal Year Ended October 31, 2006 Compared to Fiscal Year Ended October 31, 2005	41
	Fiscal Year Ended October 31, 2005 Compared to Fiscal Year Ended October 31, 2004	41
B.	Liquidity and Capital Resources	42
	October 31, 2007 Compared to October 31, 2006	42
	October 31, 2006 Compared to October 31, 2005	43
	October 31, 2005 Compared to October 31, 2004	43
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	44
	Outlook	44
C.	Research and Development, Patents and Licenses, etc.	44
D.	Trend Information	44
E.	Off-Balance Sheet Arrangements	45
F.	Tabular Disclosure of Contractual Obligations	45

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	45
A.	Directors and Senior Management	45
B.	Compensation	46
	Option Grants in Last Fiscal Year	47
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	47
	Defined Benefit or Actuarial Plan Disclosure	48
	Termination of Employment, Change in Responsibilities and Employment Contracts	48
	Directors	48
	Securities Authorized For Issuance Under Equity Compensation Plans	49
C.	Board Practices	49
D.	Employees	50

E.	Share Ownership	50

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	Major Shareholders	51
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	52
B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	52
A.	Offer and Listing Details	52
B.	Plan of Distribution	53
C.	Markets	53
D.	Selling Stockholders	53
E.	Dilution	53
F.	Expenses of the Issue	53

ITEM 10.	ADDITIONAL INFORMATION	54
A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	56
D.	Exchange Controls	56
E.	Taxation	58
	Material Canadian Federal Income Tax Consequences	58
	Dividends	58
	Capital Gains	59
	Material United States Federal Income Tax Consequences	59
	U.S. Holders	60
	Distributions on Common Shares of the Company	60
	Foreign Tax Credit	61
	Information Reporting and Backup Withholding	61
	Disposition of Common Shares of the Company	61
	Currency Exchange Gains or Losses	62
	Other Considerations	62
	Foreign Personal Holding Company	62
	Foreign Investment Company	62
	Passive Foreign Investment Company	62
	Controlled Foreign Corporation	63
F.	Dividends and Paying Agents	64
G.	Statements by Experts	64
H.	Documents on Display	64
I.	Subsidiary Information	64

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	64

PART II		65

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	65

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	65

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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

Quartzite	A granoblastic metamorphic rock consisting predominantly of quartz, formed by the recrystallisation of sandstone through the action of regional or thermal metamorphic action.
RC/Reverse Circulation Drilling	A rapid type of drilling using a fluid/air to recover the drill cuttings from the rotary down-hole hammer bit. Similar to oil wells
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
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

Results for the periods ended October 31, 2007 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31
		2007	2006	2005	2004	2003

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	$2,833,604	($2,035,938)	($45,694,375)	($970,743)	($729,046)
	Per Share¹	$0.08	($0.08)	($2.25)	($0.06)	($0.05)
(c)	Total assets	$13,051,241	$9,946,640	$2,752,148	$46,127,849	$44,267,125
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,001,686	$67,968,686	$60,528,028	$58,131,339	$55,882,956
(f)	Total shareholder equity	11,923,179	$9,443,677	$2,397,212	$45,399,348	$44,138,131
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	$2,833,604	($2,035,938)	($45,694,375)	($970,743)	($729,046)
	Per Share¹		($0.08)	($2.25)	($0.06)	($0.05)

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

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	$1,309,243	($2,262,189)	($2,316,511)	($13,223,014)	($2,871,440)
	Per Share¹	$0.04	($0.08)	($0.11)	($0.80)	($0.21)
(c)	Total assets	$8,920,641	$7,372,191	$372,160	$222,565	$10,856,861
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,001,686	$67,968,686	$60,528,028	$58,131,339	$55,882,956
(f)	Total shareholder equity (deficiency)	7,792,579	$6,869,228	$17,224	($505,936)	$10,727,867
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the year
	Total	$1,309,243	($2,262,189)	($2,316,511)	($13,223,014)	($2,871,440)
	Per Share¹	$0.04	($0.08)	($0.11)	($0.80)	($0.21)

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

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On February 25, 2008, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0020.

The following table sets out the high and low exchange rates for each of the last six months.

	2008	2007
	January	December	November	October	September	August
High for period	1.0149	1.0075	0.9715	0.9785	1.0287	1.0626
Low for period	1.0060	0.9989	0.9616	0.9724	1.0221	1.0542

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2007	2006	2005	2004	2003
Average for the period	1.1008	1.1417	1.2135	1.3149	1.4377

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

Should the Company ultimately find itself with a funding interest in a joint venture to develop the Mt. Kare Property, located in Papua New Guinea, its contribution to the costs necessary to build the necessary mining and processing infrastructure facilities, including electricity, transportation, etc., would be substantial. Should the Company ultimately find itself with a funding interest in a joint venture to develop the Lewis Project, located in Nevada, its contribution to the costs necessary to build the necessary mining and processing infrastructure facilities, including electricity, transportation, etc., would be substantial.

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

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year. Further significant exploration programs, if adopted in future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2007 was $59,119,087.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.28 to a high of $0.415 in the period beginning October 31, 2007 and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur.

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

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement and an amending agreement dated June 22, 2006 (collectively the “Longview Agreement”) between the Company, Madison Enterprises (BVI) Inc. (“MBVI”), Madison Enterprises (PNG) Ltd. (“MPNG”) and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview gained the rights to acquire interests in the Mt. Kare Property on the following terms:

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

Effective June 25, 2007, Longview, Buffalo Gold Ltd., a public company whose shares are listed for trading on the TSX Venture Exchange (“Buffalo”), Buffalo’s subsidiary Buffalo Gold (PNG) Ltd. (“BPNG”), the Company, MBVI and MPNG entered into a new agreement replacing all previous agreements in respect of the Mt. Kare project (the “2007 Mt. Kare Agreement”). The principal terms of this agreement are:

(a)

The grant by MBVI to BPNG of an option to acquire 60% of the shares of MPNG, exerciseable in consideration of (i) the issue to MBVI of 3,000,000 shares of Buffalo, and (ii) the payment by Buffalo to MBVI of $500,000, or its equivalent in shares of Buffalo determined by reference to a 20 trading day volume weighted average trading price of Buffalo shares;

(b)

The grant by MBVI to BPNG of an option to acquire a further 15% of the shares of MPNG, exerciseable in consideration of the delivery of a bankable feasibility study on or before June 25, 2011, subject to a deferral to June 25, 2012 provided Buffalo or BPNG have actively carried out a minimum of $500,000 of eligible expenditures on the Mt. Kare project in each of the years ending June 25, 2008, 2009, 2010 and 2011;

(c)

Grant of the right to Buffalo or BPNG upon delivery of a bankable feasibility study to elect to purchase MBVI’s remaining interest for fair value as established by an independent valuations professional, which may be paid in cash or in whole or in part by the issue of Buffalo shares (or those of an assignee of Buffalo) based on a 20 trading day volume weighted average trading price of Buffalo shares (or those of Buffalo’s assignee);

(d)

In the event Buffalo or BPNG do not exercise the option to acquire a further 15% of the shares as set out in paragraph (b) above, BPNG and MBVI will enter into a 60%/40% joint venture to further develop the Mt. Kare project, subject to dilution provisions;

(e)

In the event Buffalo or BPNG do not elect to purchase MBVI’s remaining interest as set out in paragraph (c) above, BPNG and MBVI will enter into a 75%/25% joint venture to further develop the Mt. Kare project, subject to dilution provisions.

Buffalo and BPNG exercised the option set out in paragraph (a) above effective June 28, 2007 and issued a total of 3,521,648 Buffalo shares to MBVI. Because the carrying value of the Mt. Kare project in the Company’s accounts had previously been reduced to $Nil, the fair value of these shares, an amount of $3,375,500 less certain cash transaction costs of $9,619, was recorded in income as “recovery of mineral property costs previously written down”.

BPNG may terminate its further option and election rights at any time by providing 90 days’ notice to MBVI.

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

For financial reporting purposes, since no further exploration was intended for the Belencillo Property at the time, the Company wrote off to operations resource property and deferred costs totalling $2,267,471 during the fiscal year ended October 31, 2001.  During the fiscal year ended October 31, 2006, the Company spent $42,322 on sampling and trenching carried out by Petaquilla Minerals Ltd., the Company’s joint venture partner. During the fiscal year ended October 31, 2007 the Company made no expenditures on the Belencillo Property; however, subsequently the Company has made modest expenditures for legal compliance in Panama to maintain its interests in good standing.

Acquisition of the Lewis Property, Nevada

In June 2002, the Company became a party to agreements whereby it held the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), held certain rights, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  As set out in Note 16 to the October 31, 2007 audited financial statements, subsequent to that fiscal year end the Joint Venture met all their obligations and exercised their option and made the $2,000,000 payment.  The Joint Venture now owns 100% interest in the Lewis Claims, with the Company holding a 60% interest and GAM a 40% interest.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of Lewis.  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option.  The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. The advance royalty for the first year was paid by the Joint Venture in December 2007 at the time of exercising the purchase option.

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company could acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement.  The Company had an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000 and have been paid) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. Prior to the end of the fiscal year ending October 31, 2006, the Company had made sufficient exploration expenditures and other required payments on the Lewis Property to acquire a 60% interest in the Lewis Agreement, and the Company and GAM in 2006 formed a 60/40 joint venture for ongoing exploration and development of the Lewis Property.

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

Prior to 1993, the Company was engaged in the exploration of mineral properties that were subsequently abandoned and written off.  From 1993 to 1996, the Company was primarily focussed on the exploration of the Belencillo Property in the Republic of Panama.  From 1996 to 2005, the Company was primarily focussed on the exploration of the Mt. Kare Property in Papua New Guinea.  In 2002, the Company began exploring the Lewis Property in Nevada, and since 2005 has been primarily focussed on the exploration of this project.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

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

Under the Mining Act, an Exploration Licence (“EL”) is granted and renewed by the Minister for Mining, on advice and recommendations from the Council.  At the date of this disclosure, the replacement of the Mining Advisory Board with the Mining Advisory Council is in a transitional phase.  As a result, any applications for the grant or renewal of tenements are not being considered by the Minister until the Council has been constituted.  An application to extend (i.e. renew) the term of EL 1093 was lodged with the Department on 23 May 2006.  Pursuant to section 112 of the Mining Act, EL 1093 continues in effect until such time as the Minister has determined the application on advice and recommendations from the Council.

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

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 15, 2008:

Madison Minerals Inc. (Incorporated in B.C.)

Madison Enterprises (Latin American), S.A 100% (Incorporated in Panama)	Madison Enterprises (BVI) Inc. 100% (Incorporated in the British Virgin Islands)	Madison Enterprises (Nevada) Inc. 100% (Incorporated in Nevada)

Belencillo Property Panama 31.12%	Madison Enterprises (PNG) Ltd. 40%* (Incorporated in Papua New Guinea)	Lewis Property Nevada 60%

Frontier Mining & Exploration Limited 100% (Incorporated in Papua New Guinea)	Mt. Kare Property PNG 100%	Oakland Limited 100% (Incorporated in Papua New Guinea)

Matu Mining Limited 66.67% (Incorporated in Papua New Guinea)		Matu Mining Limited 33.33% (Incorporated in Papua New Guinea)

*

Subject to the right of Buffalo Gold Ltd. to acquire up to a 100% interest in Madison Enterprises (PNG) Ltd.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Mt. Kare Property, Papua New Guinea - Title” below.

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

Mt. Kare Property, Papua New Guinea

Title

The Company’s formerly wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”), owns a 90% beneficial interest in the Mt. Kare Property. The other 10% is held in trust for Kare-Puga Development Corporation Pty Limited (“KDC”), a private Papua New Guinea company that represents the traditional landowners at Mt. Kare and in turn, holds its 10% beneficial interest in trust for such traditional landowners. Pursuant to an Amended and Restated Option Agreement dated June 25, 2007, MPNG is now held, indirectly through subsidiaries, 60% by Buffalo and 40% by the Company.

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

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement (collectively the “Longview Agreement”) between the Company, Madison Enterprises (BVI) Inc. (“MBVI”), MPNG and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview acquired the rights to acquire interests in the Mt. Kare Property on the following terms:

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

Effective June 25, 2007, Longview, Buffalo, BPNG, the Company, MBVI and MPNG entered into a new agreement replacing all previous agreements in respect of the Mt. Kare project (the “2007 Mt. Kare Agreement”). The principal terms of this agreement are:

(a)

The grant by MBVI to BPNG of an option to acquire 60% of the shares of MPNG, exercisable in consideration of (i) the issue to MBVI of 3,000,000 shares of Buffalo, and (ii) the payment by Buffalo to MBVI of $500,000, or its equivalent in shares of Buffalo determined by reference to a 20 trading day volume weighted average trading price of Buffalo shares;

(b)

The grant by MBVI to BPNG of an option to acquire a further 15% of the shares of MPNG, exercisable in consideration of the delivery of a bankable feasibility study on or before June 25, 2011, subject to a deferral to June 25, 2012 provided Buffalo or BPNG have actively carried out a minimum of $500,000 of eligible expenditures on the Mt. Kare project in each of the years ending June 25, 2008, 2009, 2010 and 2011;

(c)

Grant of the right to Buffalo or BPNG upon delivery of a bankable feasibility study to elect to purchase MBVI’s remaining interest for fair value as established by an independent valuations professional, which may be paid in cash or in whole or in part by the issue of Buffalo shares (or those of an assignee of Buffalo) based on a 20 trading day volume weighted average trading price of Buffalo shares (or those of Buffalo’s assignee);

(d)

In the event Buffalo or BPNG do not exercise the option to acquire a further 15% of the shares as set out in paragraph (b) above, BPNG and MBVI will enter into a 60%/40% joint venture to further develop the Mt. Kare project, subject to dilution provisions;

(e)

In the event Buffalo or BPNG do not elect to purchase MBVI’s remaining interest as set out in paragraph (c) above, BPNG and MBVI will enter into a 75%/25% joint venture to further develop the Mt. Kare project, subject to dilution provisions.

Buffalo and BPNG exercised the option set out in paragraph (a) above effective June 28, 2007 and issued a total of 3,521,648 Buffalo shares to MBVI.

BPNG may terminate its further option and election rights at any time by providing 90 days’ notice to MBVI.

EL 1093 is an exploration licence granted under the Mining Act 1992 of Papua New Guinea on August 29, 1994 to Matu for a two-year term.  EL 1093 was renewed for an additional two-year term on December 6, 1996 without a reduction in the area of the licence.  EL 1093 was renewed for a third two-year term on April 7, 1999 without a reduction in the area of the licence. EL 1093 was renewed again in the years 2000, 2002, 2004 and in 2006 a further application for renewal was submitted.  This application is pending.  EL 1093 provides that, at any time prior to commencement of mining at Mt. Kare, the Government may purchase up to a 30% equity interest in any mineral discovery on the property, for a price equal to its proportionate share (up to 30%) of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro rata in additional required development expenditures.

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

PROPERTY LOCATION

CONCESSION BOUNDARY
Exploration License 1093
Porgera River
Porgera
Exploration Camp
Ere River
Power Line
ENGA PROVINCE
SOUTHERN HIGHLANDS PROVINCE
Koroba
Hydro Station
HIDES GASFIELD
Tari
Legend
Highways
Existing Roads
Power Line
Rivers
0
10
Kilometres
IRIAN JAYA
Mt. Kare, EL 1093
PAPUA NEW GUINEA
MADISON ENTERPRISES CORP.
Mt. Kare Project, EL 1093
Papua New Guinea
CONCESSION
MAP
Date July 3, 1996
Scale as shown
File Ka1a.dwg
Rev Mar 3, 2003
Author D.S.T.
Rev No Ds03
LAKEHEAD GEOLOGICAL SERVICES INC./CADDBERTA MAPPING

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

Mechanised alluvial mining at Mt. Kare commenced on SML 1 in early 1991 under CRA operatorship and continued until August 1991 when the CRA exploration camp at Mt. Kare was destroyed by discontented local landowners and alluvial miners.  All hardrock exploration was halted shortly thereafter and CRA undertook no further fieldwork at Mt. Kare.  CRA elected not to renew the exploration licence when it expired in September 1993.

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

Exploration - Recent Results

Since late 2005, exploration at Mt. Kare has been undertaken by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest, subsequently amended to an earned 60% interest, in MPNG, the holder of the Mt. Kare Property.  The Company has been advised by Buffalo that this work has been comprised of commencing the preparation of a pre-feasibility study on the existing resources; an investigation of the potential for increasing the resource base by extending the known ore zones both along the strike and down dip; the evaluation and exploration of other known targets that exist on the property that have yet to be investigated and measured; and a re-evaluation and assessment of the regional potential.  The most progress update issued by Buffalo was on October 17, 2007, when drill results from the last of the holes drilled in an early summer program were released. Those holes were drilled to test new targets based on geological interpretation, magnetic survey results and surface sampling. Buffalo’s CEO was quoted as saying that once final data were in and Buffalo’s technical team were able to evaluate all the data, he believed Buffalo would have some excellent targets for follow-up drilling.

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

At the Mt. Kare property, epithermal gold mineralization is genetically related to a mafic intrusive complex that was emplaced within the Porgera Transfer Structure.  The emplacement of these intrusives at Mt. Kare produced zones of brecciation and shattered rock providing a plumbing network through which mineralised fluids have circulated and deposited gold.  Mafic intrusive rocks of the unique age and composition of those at Mt. Kare are not known to occur anywhere in Papua New Guinea other than within the Porgera Transfer Structure.

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

Proposed Exploration – 2008

The Company has no plans to conduct any further exploration on the Mt. Kare Property, because all proposed work is for the account of, and at the sole cost of, Buffalo Gold Ltd. or BPNG pursuant to the 2007 Mt. Kare Agreement. In February 2008 Buffalo announced that an IP survey is being conducted to test the southern extension of the Western Roscoelite Zone (WRZ) on EL 1093, which hosts the high grade zone of the Mt. Kare resource. Buffalo announced that it expects to receive results from this survey in the first quarter of 2008, and that any drilling would likely occur in the second half of the year once work is completed on all three licenses held at Mt. Kare by Buffalo.

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

Lewis Property, Nevada

Title

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), (collectively, the “Phoenix Joint Venture”) acquired, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) the rights to jointly acquire a 100% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

From June 2002 to December 2007, the Phoenix Joint Venture fulfilled all their obligations to exercise the option and in December 2007 paid the specified purchase price of $2,000,000 acquiring a 100% interest in the Lewis Property. The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals in favour of Lewis, now held by Allied Nevada Gold Corp. (parent company of Victory Exploration Inc. formerly Lewis).  These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option, after which the purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture agreement between them dated March 29, 2006 (the “JV Agreement”).  The initial interests of the Company and GAM in the joint venture to acquire the Lewis Property are 60% and 40%, respectively.  Under the terms of the JV Agreement, the Company and GAM must bear all future costs associated with the exploration and development of the Lewis Property on a pro rata basis, or their interests will be subject to dilution.

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

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district.  The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization (Theodore et. al, 1992). Most of the plutonic rocks in the area are late Eocene to early Oligocene in age (Theodore et al, 1973).  These include the granodiorites of Copper Canyon and intrusives at Copper Basin and Buffalo Valley all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s (Theodore et al, 1975, 1990).

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

From August to November 2006, the Company undertook forty-nine reverse circulation drill holes totalling 31,690 feet and collected 6124 samples for analysis.  Seven widely spaced holes totalling 5,400 feet tested a 1,800 foot strike extent of the Buena Vista mineral trend.   The Buena Vista is a subparallel northwest trending zone of historic mineralization located 1,640 feet west across the valley from the Virgin Zone.  Drilling intersected potentially economic mineralization in five of the holes, confirming the potential of this subparallel mineral trend.

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

From July to November 2007 the Phoenix Joint Venture undertook ten core & thirty-four reverse circulation drill holes totalling 31,643 feet.  Ten core holes were drilled to evaluate structure, geology and confirm previous RC drill results.  Thirty-four reverse circulation holes were drilled as infill  and stepout holes at 100 foot centres along three north-south drill sections to test the Virgin Zone mineralization along strike to the north and down-dip to the west and enable the company to define a future preliminary resource estimate.  The program met its objective intersecting previous metal mineralization in all the holes and confirming previous RC drill results.

The Company intends to undertake further drilling on the Virgin and Buena Vista mineral zones including both reverse circulation and core drilling. Programs and budgets for 2008 have not been established but are expected to be significant, focusing on continued drilling.

In addition the Company carried out an Induced Potential (IP) geophysical survey to further define areas of interest within and along the strike of both the Virgin and Buena Vista mineral trends.  Zonge Geophysics of Reno was contracted and completed twenty lines of IP survey, totaling 57,500 feet, approximately ten miles.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  During the fiscal year ended October 31, 2007, the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada.  The Company has no plans to conduct any further exploration on its Mt. Kare Property in Papua New Guinea at the present time as all proposed work is being carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option, as amended during the year, to acquire, initially, a 60% interest in Madison Enterprises (PNG) Ltd., the holder of the Mt. Kare Property.  The Company’s potential future mineral exploration and potential mining activities on the Mt. Kare Property may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at October 31, 2007, the Company had incurred $4,414,539 in option fees and exploration costs at its Lewis Property in Nevada.  During the fiscal year ended October 31, 2007, the Company incurred option and exploration expenditures of $1,557,572 on the Lewis Property, comprised of assay costs of $240,446, camp costs of $19,730, contractors and geological staff costs of $262,244, drilling costs of $875,964, geological supplies and equipment costs of $18,204, insurance costs of $6,845, land and legal costs of $38,293, option fees of $33,211, travel and accommodation costs of $32,825 and trenching costs of $29,810.

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

The Company intends to undertake a further drilling on the Virgin and Buena Vista mineral zones including both reverse circulation and core drilling.  Programs and budgets for 2008 have not been established but are expected to be significant, focusing on continued drilling.

The Company’s significant accounting policies are summarized in Note 2 to the consolidated financial statements.   The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgements with respect to certain estimates and assumptions.   These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. Management re-evaluates these estimates and assumptions on an ongoing basis. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the treatment of mineral property expenditures, asset retirement obligations, foreign currency translation and stock-based compensation.

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

Foreign Currency Translation

Foreign operations are integrated and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at period-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates.  Translation gains and losses are reflected in the loss for the period.  Monetary accounts of the Company denominated in foreign currency are translated at the period-end exchange rate.  Exchange gains and losses on translation are recognized in the period they arise

Stock-based Compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Fiscal Year Ended October 31, 2007 Compared to Fiscal Year Ended October 31, 2006

During the fiscal year ended October 31, 2007, the Company recorded a recovery of resource property costs previously written down of $3,366,331, interest earned of $236,044, project management fees of $142,425 and a foreign exchange loss of $128,600. During the fiscal year ended October 31, 2006 the Company recorded a recovery of resource property costs previously written down of $150,000, interest earned of $44,607, a foreign exchange gain of $8,193 and other exploration cost recoveries of $65,023.

The very material resource property cost recovery was a non-cash item resulting from a disposition of 60 per cent of the Company’s interest in the Mt. Kare project in consideration for a large stock position in an arm’s length public company, described in detail in Notes 4 and 5 to the 2007 financial statements. This source of income is clearly of a non-recurring nature. Increased interest earned reflects much larger cash balances held in fiscal 2007 arising from a financing late in the 2006 fiscal year. The foreign exchange loss arose principally from a holding in U.S. funds during a period when that currency was declining against our reporting currency, the Canadian dollar.

Expenses for the fiscal year ended October 31, 2007 were $782,594, down significantly from $2,303,761 for the fiscal year ended October 31, 2006, principally resulting from a large reduction in stock-based compensation costs, from $1,620,691 in fiscal 2006, when a large grant to numerous optionees was made, to $54,407 in fiscal 2007, when one-half of a single grant vested. Increases of $10,000 or more occurred in salaries and benefits, public relations and travel costs arising from higher compensation and increased activities in these cost centres. No costs were incurred in fiscal 2007 in the cost centres consulting and miscellaneous property expenditures, resulting in a reduction from fiscal 2006.

Fiscal 2007 yielded net income for the year of $2,833,604 or $0.08 per share compared to a net loss in fiscal 2006 of $2,035,938, a loss of $0.08 per share. The principal components of the swing from loss to earnings were the recovery of property costs and the large reduction in stock-based compensation. The Company expects to return to a net loss position for the fiscal year ending October 31, 2008, since the property cost recovery is non-recurring.

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

Expenses for the fiscal year ended October 31, 2005 were $938,125, down slightly from $974,649 for the fiscal year ended October 31, 2004.  As components of this change, consulting fees decreased by $36,454, legal fees decreased by $21,927 and public relations costs decreased by $18,196 as a result of decreased financing activity during the year.  In addition, net office and rent decreased by $64,903 and wages decreased by $43,627 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.  These decreases were offset by increases in interest charges and loan bonus due primarily to loan bonus shares valued at $27,693, stock-based compensation due to incentive stock options granted during the year and travel costs, which rose by $30,991, $90,984 and $34,323 respectively from the previous fiscal year.

The net loss for the fiscal year ended October 31, 2005 was $45,694,375 or $2.25 per share as compared with a net loss for the fiscal year ended October 31, 2004 of $970,743 or $0.06 per share.

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, doubt could arise about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

At October 31, 2007, the Company had working capital of $7,411,096 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year. It should be noted that as of January 31, 2008 the fair value of its holding of shares in Buffalo Gold Ltd. had diminished by $1,443,875, resulting in a reduction of working capital of the same amount. Fluctuations in the quoted market price of the shares in Buffalo Gold Ltd., in which there has recently been significant volatility, will likely continue to have a material effect on the Company’s working capital. If the Company is to advance or develop its mineral properties further, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, doubt could arise about its ability to continue as a going concern.

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

October 31, 2007 Compared to October 31, 2006

At October 31, 2007, the Company's current assets totalled $8,539,158 compared to $7,022,636 at October 31, 2006.  The increase is attributable principally to the receipt of 3,521,648 shares of Buffalo Gold Ltd. in October 2007, offset by the drawdown in cash resources of $1,441,700 set out in the statement of cash flows.  During the same period, total liabilities increased to $1,128,062 from $502,963. The principal components of this increase were funds advanced by our joint venture partner in the balance sheet date amount of $951,161 offset in part by a reduction in amounts owed to our exploration and other suppliers from $502,963 to $176,901. The principal component of the funds advanced by the joint venture partner was USD $800,000 for its contribution to the USD $2,000,000 option exercise price paid to the optionor in December 2007. As a result of these factors, the Company had working capital of $7,411,096 at October 31, 2007 as compared to $6,519,673 at October 31, 2006.  The Company had no long-term debt at either October 31, 2007 or October 31, 2006.

At October 31, 2007, the Company had total assets of $13,051,241 compared to $9,946,640 at October 31, 2006.  This increase is principally attributable to the market value of the Buffalo Gold shares at the 2007 year-end date.

Share capital as at October 31, 2007 was $68,001,686, up only marginally from $67,968,686 as at October 31, 2006, the $33,000 increase arising on the issue of 66,000 shares on the exercise of warrants.

The Company's largest cash outflows in the fiscal years ended October 31, 2007 and October 31, 2006 were expenditures on its Lewis Property, Nevada. During the fiscal year ended October 31, 2007, the Company incurred cash property expenditures of $1,816,867, compared to $677,521 during the fiscal year ended October 31, 2006.  The amount of exploration costs incurred by the Company fluctuates based on the scope of the exploration programs the joint venture agrees to conduct.

October 31, 2006 Compared to October 31, 2005

At October 31, 2006, the Company's current assets totalled $7,022,636 compared to $85,980 at October 31, 2005.  The increase is principally attributable to the sale of share capital.  During the same period, total liabilities increased to $502,963 from $354,936.   As a result of these same factors, the Company had working capital of $6,519,673 at October 31, 2006 as compared with a working capital deficiency of $268,956 at October 31, 2005.  The Company had no long-term debt at either October 31, 2006 or October 31, 2005.

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

The Company's largest cash outflows in the fiscal years ended October 31, 2006 and October 31, 2005 were expenditures on investment in its mineral properties, namely the Mt. Kare Property and the Lewis Property.  During the fiscal year ended October 31, 2006, the Company incurred property expenditures of $775,059, compared to $1,481,287 during the fiscal year ended October 31, 2005.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP which permits the deferral of most acquisition and exploration costs incurred on mineral projects. Under U.S. GAAP, the Company is required to expense, as incurred, exploration costs relating to unproven mineral properties, and only capitalizes certain limited acquisition costs.

With the adoption of new Canadian accounting standards as described in Note 3 to the 2007 year-end financial statements, there is no longer a difference in the accounting treatment of marketable securities between Canadian GAAP and U.S. GAAP. This is set out in Note 17(c).

Outlook

For the remainder of the fiscal year ending October 31, 2008, the Company’s activities will continue to focus on the exploration of the Lewis Property. All proposed work on the Mt. Kare Property will be carried out by Buffalo Gold Ltd. pursuant to the agreements by which it has acquired a 60% interest in Madison Enterprises (PNG) Ltd., the holder of the Mt. Kare Property and formerly the Company’s subsidiary.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 32 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 29 years. Mr. Brown is 60 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008.  She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She has worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson is 56 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organising and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 58 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 60 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 59 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 49 years old.

B.

      Compensation

During the fiscal year ended October 31, 2007, the Company paid or accrued a total of $235,980 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President and Chief Executive Officer; and Ian Brown, Chief Financial Officer (the “Named Executive Officers”). Until March 31, 2007 Naomi Corrigan was the Chief Financial Officer. Mr. Brown commenced his duties April 15, 2007. Ms. Corrigan continues as a consultant.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2007, 2006 and 2005 in respect of the individuals who were, at October 31, 2007, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

				Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek President and CEO	2007 2006 2005	$126,078 $142,897 $157,870	$3,000 $3,000 $3,000	nil nil nil	nil 350,000 80,000	N/A N/A N/A	N/A N/A N/A	$23,040 nil nil
Ian Brown, CFO	2007 2006 2005	$25,000 N/A N/A	nil N/A N/A	nil N/A N/A	200,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	nil nil nil
Naomi Corrigan, CFO	2007 2006 2005	$31,003 $25,718 $27,721	nil nil nil	nil nil nil	nil 50,000 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2007:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	NIL	N/A	N/A	N/A	N/A
Ian Brown CFO	200,000	100%	$0.77	$0.77	April 27, 2012
Naomi Corrigan, CFO	NIL	N/A	N/A	N/A	N/A
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended October 31, 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2007 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	515,400/nil	$3,200/nil
Ian Brown	nil	nil	100,000/100,000	nil
Naomi Corrigan	nil	nil	59,600/nil	nil
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of $0.42 for the common shares of the Company on the TSX Venture Exchange on October 31, 2007, less the exercise price of each option.

5	All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure – There are no such plans to be disclosed.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no formal employment agreements between the Company and its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, the Company paid or accrued $29,550 to a company controlled by J.G. Stewart for professional services rendered. Ms. Nell Dragovan received $54,312 in salary.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2007 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
F. Martha Deacon(2)	NIL	N/A	N/A	N/A	N/A
Nell Dragovan	NIL	N/A	N/A	N/A	N/A
Robert Sibthorpe	NIL	N/A	N/A	N/A	N/A
J.G. Stewart	NIL	N/A	N/A	N/A	N/A
*					Percentage of all options granted during the fiscal year
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

(2)					F. Martha Deacon resigned as Director effective February 6, 2008.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2007 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
F. Martha Deacon[6]	nil	nil	150,000/nil	Nil
Nell Dragovan	nil	nil	210,000/nil	$3,200
Robert Sibthorpe	nil	nil	210,000/nil	$3,200
James G. Stewart	nil	nil	270,000/nil	$3,200
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of $0.42 for the common shares of the Company on the TSX Venture Exchange on October 31, 2007, less the exercise price of each option.

5	All such options are currently exercisable.
6	F. Martha Deacon resigned as a Director effective February 6, 2008.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2007.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	3,182,300	$0.97	361,408
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	3,182,300	$0.97	361,408

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Vivian Danielson has been a director since February 6, 2008.  Nell Dragovan has been a director of the Company since June 5, 2003.  Chet Idziszek has been a director of the Company since November 7, 1993, the Chief Executive Officer of the Company since April 23, 1997 and the Chairman of the Board of Directors of the Company since November 8, 1999 and the President of the Company since August 31, 2001.  J.G. Stewart has been a director of the Company since April 23, 1997 and the Secretary of the Company since July 15, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Vivian Danielson, Nell Dragovan and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended October 31, 2007, the Company had seven employees, all of whom worked at the Company’s head office. Of the seven employees, three worked in a management role, three in secretarial roles, and one in accounting. Mineral exploration work was carried out by contract staff. During the fiscal year ended October 31, 2006, the Company had eight employees.  Of the eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.  During the fiscal year ended October 31, 2005, the Company had eight employees.  Of the eight employees, one worked in a management role (in Canada), three in secretarial roles (in Canada), two in accounting roles (in Canada) and two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at February 15, 2008	Number of Options or Warrants Outstanding at February 15, 2008	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Ian Brown	Nil	200,000	0.6%	$0.77	April 27, 2012
Vivian Danielson	15,000		0.1%
Nell Dragovan	944,218	80,000 100,000 300,117	4.0%	$0.38 $1.10 $1.20	May 27, 2010 October 20,2011 October 11, 2008
Chet Idziszek	947,928	80,000 350,000 298,823	4.6%	$0.38 $1.10 $1.20	May 27, 2010 October 20, 2011 October 11, 2008
Robert Sibthorpe	Nil	80,000 100,000	0.5%	$0.38 $1.10	May 27, 2010 October 20, 2011
J.G. Stewart	153,929	80,000 125,000 25,000	1.1%	$0.38 $1.10 $1.20	May 27, 2010 October 20, 2011 October 11, 2008

Total:	2,061,075	1,818,940	10.84%

1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 15, 2008, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 35,437,076 Common Shares outstanding as of February 15, 2008.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.  As at the date hereof, stock options entitling the purchase of up to 2,822,616 had been granted to directors, officers and employees of the Company and a further 721,092 shares are reserved for issuance under the Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

There are no persons holding greater than 5% of the Company’s common shares at February 15, 2008.

As at February 15, 2008 there were 35,437,076 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 196 record holders of the Company's common shares resident in the United States, holding an aggregate 3,171,974 common shares.  This number represents approximately 8.9% of the total issued and outstanding common shares of the Company as at February 15, 2008.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States, as at February 15, 2008 there were 43 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 195,402 common shares. Adding this number to the 3,171,974 shares recorded in the records of the Company’s transfer agent and registrar, as at February 15, 2008 a total of 3,367,376 common shares were held in the United States by a total of 239 record holders, totalling approximately 9.5% of the total issued and outstanding common shares of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2007, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2007 which contain an Audit Report dated February 21, 2007, Balance Sheets as at October 31, 2007 and 2006, Statements of Operations and Deficit for the Fiscal Years Ended October 31, 2007, 2006 and 2005, Statements of Cash Flows for the Fiscal Years Ended October 31, 2007, 2006 and 2005, and Notes to the Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F with the exception of the exercise of the purchase option on the Lewis Property described in Note 16, “Subsequent event”, in the October 31, 2007 financial statements.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

                 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2007-2008
January 2008	$0.365	$0.285
December	$0.355	$0.28
November	$0.415	$0.32
October	$0.445	$0.31
September	$0.42	$0.31
August	$0.435	$0.27
First Quarter to Jan. 31/08	$0.415	$0.28
2007	$1.27	$0.27
Fourth Quarter	$0.445	$0.27
Third Quarter	$0.72	$0.335
Second Quarter	$0.85	$0.61
First Quarter	$1.27	$0.75
2006	$1.34	$0.23
Fourth Quarter	$1.34	$0.295
Third Quarter	$0.50	$0.285
Second Quarter	$0.67	$0.36
First Quarter	$0.70	$0.23
2005	$0.86	$0.24
2004	$0.81	$0.13
2003	$0.29	$0.11

The closing price of the Company's common shares on the TSX Venture Exchange on February 25, 2008 was $0.305.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2007-2008
January 2008	US$0.39	US$0.24
December	US$0.42	US$0.25
November	US$0.6261	US$0.28
October	US$0.49	US$0.30
September	US$0.4450	US$0.294
August	US$0.49	US$0.2401
First Quarter to Jan. 31/08	US$0.6261	US$0.24
2007	US$1.1225	US$0.2401
Fourth Quarter	US$0.49	US$0.2401
Third Quarter	US$0.74	US$0.30
Second Quarter	US$1.00	US$0.42
First Quarter	US$1.1225	US$0.55
2006	US$1.19	US$0.19
Fourth Quarter	US$1.19	US$0.25
Third Quarter	US$0.46	US$0.2288
Second Quarter	US$0.59	US$0.3093
First Quarter	US$0.61	US$0.19
2005	US$0.69	US$0.18
2004	US$0.56	US$0.0986
2003	US$0.43	US$0.075

The closing price of the Company's common shares on the Over The Counter Bulletin Board on February 25, 2008 was US$0.30.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risks arise from (1) foreign currency exchange rate risk arising from potential fluctuations in exchange rates and (2) equity price risk arising from fluctuations in the quoted trading price of its material holding of shares in Buffalo Gold Ltd.

Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency for the Company is the Canadian dollar. Based on the Company’s overall exchange rate risk as at October 31, 2007, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

The Company is subject to equity price risk in respect of its material holding of shares in Buffalo Gold Ltd., securities which are categorized, for Canadian accounting purposes, as “available for sale”. Changes in the quoted market value of these shares are booked through other comprehensive income or loss, and do not affect net income or loss directly. Changes do, however, have the potential to materially affect current assets. During the period from the date of acquisition, June 28, 2007 to the end of the fiscal year, October 31, 2007 the quoted market price of Buffalo shares ranged from a high of $1.15 to a low of $0.63, and from the beginning of the new fiscal year, November 1, 2007 to February 28, 2008 from a high of $0.97 to a low of $0.38.

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

The rights plan was approved by the shareholders of the Company at the annual general meeting of the Company held on April 28, 1998.  Unless they are redeemed earlier, the rights will expire ten years from March 5, 1998. As of February 25, 2008 the Company has set in motion a plan to replace this rights plan, before its expiry date, with a similar plan.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Internal Control over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate control over the Company’s financial reporting. Management of the Company evaluate the effectiveness of the issuer’s ICFR, using the framework developed by the Council of Sponsoring Organizations (COSO) in the version applicable to small enterprises.

Management has concluded that the Company’s ICFR as at October 31, 2007 is effective. This annual report does not contain an attestation report of the Company’s registered public accounting firm regarding ICFR. Our report herein was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There were no changes in our ICFR during the period covered by this annual report that has materially affected, or is reasonably likely materially affect, our ICFR.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended October 31, 2007, the Company paid the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$33,500	85%
Audit-related fees	-	-
Tax fees	$6,000	15%
All other fees	-	-
Total fees	$39,500	100%

In respect of work undertaken for the fiscal year ended October 31, 2006, the Company paid the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$30,000	88%
Audit-related fees	-	-
Tax fees	$4,000	12%
All other fees	-	-
Total fees	$34,000	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

E-440
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

70

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 29th day of February, 2008

MADISON MINERALS INC.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

71

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

Date:  February 29, 2008

Signed “Chet Idziszek”

____________________________

Chet Idziszek, President

72

I, Ian Brown, certify that:

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

Date:  February 29, 2008

Signed “Ian Brown”

_____________________________________

Ian Brown, Chief Financial Officer

73

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

74

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

E-440
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

Dated at Vancouver, British Columbia, this 29th day of February, 2008

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

Date:  February 29, 2008

Signed “Chet Idziszek”

____________________________

Chet Idziszek, President

I, Ian Brown, certify that:

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

Date:  February 29, 2008

Signed “Ian Brown”

_____________________________________

Ian Brown, Chief Financial Officer

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

E-440
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

MADISON MINERALS INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Madison Minerals Inc.

We have audited the consolidated balance sheets of Madison Minerals Inc. as at October 31, 2007 and 2006 and the consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended October 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended October 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

February 21, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to shareholders dated February 21, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

February 21, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MADISON MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT OCTOBER 31

	2007	2006

ASSETS

Current
Cash and cash equivalents	$5,511,333	$6,953,033
Marketable securities (Note 4)	2,962,890	28,900
Receivables (Note 10(b))	61,078	36,846
Prepaid expenses and deposits	3,857	3,857

	8,539,158	7,022,636
Mineral properties (Note 5)	4,456,861	2,899,289
Advances to contractors	35,443	-
Equipment (Note 6)	19,779	24,715

	$13,051,241	$9,946,640

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 10(b))	$176,901	$502,963
Advances from joint venture partner (Note 5)	951,161	-

	1,128,062	502,963
Shareholders' equity
Capital stock (Note 7)
Authorized
Unlimited common shares without par value
Issued
35,437,076 (2006 – 35,371,076) common shares	68,001,686	67,968,686
Contributed surplus (Note 7)	3,482,089	3,427,682
Accumulated other comprehensive loss	(441,509)	-
Deficit	(59,119,087)	(61,952,691)

	11,923,179	9,443,677

	$13,051,241	$9,946,640

Nature of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2007	2006	2005

EXPENSES
Accounting and audit	$36,102	$39,455	$32,000
Amortization	5,973	7,514	9,662
Consulting (Note 10(a))	-	24,000	-
Filing fees	24,577	21,952	19,944
Insurance	11,408	8,932	4,544
Interest and loan bonus	-	-	30,991
Legal fees (Note 10(a))	45,478	44,220	61,845
Office and rent	196,765	196,222	182,295
Office reimbursements (Note 10(c))	(128,082)	(101,380)	(115,329)
Miscellaneous property expenditures	-	22,944	-
Public relations	143,354	104,813	139,276
Salaries and benefits	349,142	286,256	225,633
Shareholder information	2,572	1,868	2,270
Stock-based compensation (Note 8)	54,407	1,620,691	251,783
Transfer agent’s fees	13,141	12,701	13,289
Travel	27,759	13,573	79,922

	(782,596)	(2,303,761)	(938,125)

OTHER INCOME (EXPENSES)
Interest earned	236,044	44,607	3,674
Recovery of mineral property costs previously written down
(Note 5)	3,366,331	150,000	-
Project management fees (Note 5)	142,425	-	-
Foreign exchange gain (loss)	(128,600)	8,193	11,632
Cost recoveries (Note 5)	-	65,023	-
Gain on sale of marketable securities	-	-	785
Write-down of mineral property (Note 5)	-	-	(44,772,341)

	3,616,200	267,823	(44,756,250)

Income (loss) for the year	2,833,604	$(2,035,938)	$(45,694,375)

Unrealized gain on marketable securities (Note 4)	14,450
Unrealized loss on marketable securities (Note 4)	(487,749)

	(473,299)

Comprehensive income for the year	$2,360,305

Basic and diluted earnings (loss) per common share	$0.08	$(0.08)	$(2.25)

Weighted average number of common shares outstanding	35,420,314	27,036,844	20,332,392

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)
YEARS ENDED OCTOBER 31

	2007	2006	2005

STATEMENT OF DEFICIT

Balance, beginning of year	$(61,952,691)	$(59,916,753)	$(14,222,378)
Net income (loss) for year	2,833,604	(2,035,938)	(45,694,375)

Balance, end of year	$(59,119,087)	$(61,952,691)	$(59,916,753)

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$-
Adjustment to opening balance on adoption of standard
(Note 3)	31,790
Unrealized gain on marketable securities (Note 4)	14,450
Unrealized loss on marketable securities (Note 4)	(487,749)

Balance, end of year	$(441,509)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$2,833,604	$(2,035,938)	$(45,694,375)
Items not affecting cash:
Amortization	5,973	7,514	9,662
Stock-based compensation	54,407	1,620,691	251,783
Recovery of mineral property costs previously written
down	(3,366,331)	-	-
Loan bonus paid in shares	-	-	27,693
Gain on sale of marketable securities	-	-	(785)
Write-down of mineral property	-	-	44,772,341

Changes in non-cash working capital items:
(Increase) decrease in receivables	(24,232)	(24,210)	3,400
Increase (decrease) in accounts payable and
accrued liabilities	(66,766)	119,605	(6,213)

Net cash used in operating activities	(563,345)	(312,338)	(636,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from joint venture partner	951,161	-	-
Proceeds from issuance of capital stock	33,000	7,688,882	2,575,815
Share issuance costs	-	(290,401)	(201,378)
Refund (payment) of deferred financing costs	-	6,000	(6,000)
Proceeds from loans	-	-	120,000
Repayment of loans	-	-	(120,000)

Net cash provided by financing activities	984,161	7,404,481	2,368,437

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(1,816,867)	(677,521)	(1,812,961)
Advances to contractors	(35,443)	-	-
Cost of property disposition	(9,169)	-	-
Recovery of mineral property costs	-	500,000	50,000
Purchase of equipment	(1,037)	(2,176)	-
Proceeds from sale of marketable securities	-	-	11,885

Net cash used in investing activities	(1,862,516)	(179,697)	(1,751,076)

Change in cash and cash equivalents	(1,441,700)	6,912,446	(19,133)

Cash and cash equivalents, beginning of year	6,953,033	40,587	59,720

Cash and cash equivalents, end of year	$5,511,333	$6,953,033	$40,587

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, stock-based compensation, asset retirement obligations and the useful lives estimate. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and demand deposits and term deposits maturing within 90 days from the original date of acquisition. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Marketable securities

As a consequence of adopting the new accounting standards set out in Note 3, the Company’s holdings of marketable securities are accounted for as financial instruments pursuant to CICA Handbook Section 3855.

During the year ended October 31, 2007 the Company’s holdings of marketable securities were classified as available for sale and accounted for as described in Note 3(b), with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet.

For the 2006 and 2005 fiscal years, investments in marketable securities were recorded at the lower of cost or market value on an individual investment basis.

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

Equipment

Equipment is recorded at cost less accumulated amortization, which is provided for using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%
Leasehold improvements	Straight-line over lease term

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

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

The Company does not have any significant asset retirement obligations.

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

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rates. Exchange gains and losses on translation are recognized in the year they arise.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At October 31, 2007, 2006 and 2005, the total number of potentially dilutive shares excluded from earnings (loss) per share was 5,957,998, 7,797,938 and 6,846,312 respectively.

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share (cont’d…)

The following weighted average number of shares were used for computation of earnings (loss) per share:

	2007	2006	2005

Weighted average shares used in computation of basic
earnings (loss) per share	35,420,314	27,036,844	20,332,392

Effect of diluted securities
Stock options and warrants	472,850	-	-

Weighted average shares used in computation of diluted
earnings (loss) per share	35,893,164	27,036,844	20,332,392

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

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Recent accounting pronouncements (cont’d…)

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Accounting Changes

The AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard is effective for fiscal years beginning on or after January 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on its consolidated financial statements.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

3.	CHANGE IN ACCOUNTING POLICIES

Effective November 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports comprehensive loss and includes the account “accumulated other comprehensive loss” in shareholders’ equity section of the balance sheet.

(b)	Financial Instruments – Recognition and Measurement (Section 3855)

Effective November 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

3.	CHANGE IN ACCOUNTING POLICIES (cont’d…)

(b)	Financial Instruments – Recognition and Measurement (Section 3855) (cont’d…)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading and its marketable securities as available for sale. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, the Company recognized an adjustment to opening accumulated other comprehensive income (loss) and marketable securities of $31,790, to recognize the fair value increase over the provided carrying value of the investment in Lund Gold Ltd.

(c)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

4.	MARKETABLE SECURITIES

At October 31, 2007 the Company’s holdings of marketable securities consisted of:

(a)	289,000 shares of Lund Gold Ltd. (“Lund”), a company related by having a number of directors in common, acquired in 2003 in consideration of a loan made to Lund by the Company. Prior to the adoption of the new accounting standards described in Note 3, these shares were recorded at a cost of $28,900. Upon the adoption of the new accounting standards, the carrying amount was adjusted to fair value of $60,690, an increase of $31,790. At October 31, 2007 the fair value was $75,140 with the increase in fair value of $14,450 credited to the statement of accumulated other comprehensive income (loss).

(b)	3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company with a director in common, acquired in consideration of the sale of 60 per cent of the Company’s interest in the Mt. Kare mineral project as described in Note 5. The fair value of these shares received was $3,375,500. At October 31, 2007 the fair value was $2,887,751 with the decrease in fair value of $487,749 charged to the statement of accumulated other comprehensive income (loss).

5.	MINERAL PROPERTIES

	Option	Exploration	2007
	Fees	Expenditures	Total
Lewis Property, Nevada	$449,975	$3,964,564	$4,414,539
Belencillo Property, Panama	-	42,322	42,322
	$449,975	$4,006,886	$4,456,861

	Option	Exploration	2006
	Fees	Expenditures	Total
Lewis Property, Nevada	$416,764	$2,440,203	$2,856,967
Belencillo Property, Panama	-	42,322	42,322
	$416,764	$2,482,525	$2,899,289

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

5.	MINERAL PROPERTIES (cont’d…)

	Lewis	Belencillo	Mt. Kare,
	Property,	Property,	Papua
	Nevada	Panama	New Guinea	Total

Balance, October 31, 2005	$2,124,230	$-	$500,000	$2,624,230

Assays	68,071	9,999	-	78,070
Camp costs	5,858	868	-	6,726
Contractors and geological
staff	120,293	9,409	-	129,702
Drilling	382,562	-	-	382,562
Geological supplies and
equipment	16,486	-	-	16,486
Helicopter	-	4,687	-	4,687
Insurance	8,933	-	-	8,933
Land and legal	57,580	9,720	-	67,300
Option fees	48,808	-	-	48,808
Travel and accommodation	24,146	1,389	-	25,535
Trenching	-	6,250	-	6,250
Recovery of resource
property costs	-	-	(500,000)	(500,000)

	732,737	42,322	(500,000)	275,059

Balance, October 31, 2006	2,856,967	42,322	-	2,899,289

Assays	240,446	-	-	240,446
Camp costs	19,730	-	-	19,730
Contractors and geological
staff	262,244	-	-	262,244
Drilling	875,964	-	-	875,964
Geological supplies and
equipment	18,204	-	-	18,204
Insurance	6,845	-	-	6,845
Land and legal	38,293	-	-	38,293
Option fees	33,211	-	-	33,211
Travel and accommodation	32,825	-	-	32,825
Trenching	29,810	-	-	29,810

	1,557,572	-	-	1,557,572

Balance, October 31, 2007	$4,414,539	$42,322	$-	$4,456,861

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

5.	MINERAL PROPERTIES (cont’d…)

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

To exercise their option to acquire a joint 100% interest in the Lewis Property, the Company and GAM must make the following payments:

i)	US$25,000 on execution of the Lewis Agreement (paid);

ii)	US$2,000 per month from June 1, 2002 to December 1, 2002 (paid);

iii)	US$3,000 per month thereafter until the purchase option in the Lewis Agreement is exercised or terminated (paid through December, 2007); and

iv)	Purchase option price of US$2,000,000 by December 31, 2007 (Note 16).

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

As at October 31, 2007, GAM had advanced $951,161 (2006 - $Nil) to the Company, in its capacity as the project manager, towards future exploration and acquisition costs on the project.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year (Note 16) commencing on the exercise of the purchase option, a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option increasing by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. The purchase option was exercised in December 2007 (Note 16).

Mt. Kare, Papua New Guinea

Prior to the June 2007 agreement described below, the Company held a 90% interest in the Mt. Kare property located in Papua New Guinea. The 90% interest is held in Madison Enterprises (PNG) Ltd. (“MPNG”). The remaining 10% of the property was held in trust for the traditional landowners at Mt. Kare.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

5.	MINERAL PROPERTIES (cont’d…)

Mt. Kare, Papua New Guinea (cont’d…)

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms. The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro-rata in additional required development expenditures. The exploration license was renewed for a two-year term to August 2008.

Pursuant to a series of agreements and amendments between July 2005 and June 2007 among the Company, MBVI, MPNG, Longview Investment Ltd. (“Longview Investment”), an arm’s length private Irish company, Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, and Buffalo, the Company agreed to convey, and as of October 31, 2007 has conveyed, 60% interest in MPNG to Buffalo (effectively representing a 54% interest in the Mt. Kare property). The consideration received to date includes:

a)	$650,000 in cash in stages by October 1, 2006, all of which has been paid;

b)	The completion of a 3000 meter drilling program by February 1, 2007 (done);

c)	The delivery of $500,000 in cash (or the equivalent value in shares of Buffalo) upon regulatory and government approvals (delivered);

d)	The delivery of 3,000,000 shares of Buffalo (delivered).

The payment of $500,000 was effected by the delivery of 521,648 shares, and the total fair value recorded on the delivery of the aggregate 3,521,648 shares was $3,375,500.

Buffalo (including its subsidiaries) has also been granted a second option, to increase its interest in MPNG to 75 per cent, by the delivery of a bankable feasibility study to MBVI on or before June 25, 2011, or on or before June 25, 2012 at Buffalo’s election provided Buffalo has expended a minimum of $500,000 in defined project expenditures in each of the agreement years ended June 25, 2008, 2009, 2010 and 2011. If Buffalo does not exercise its second option, Buffalo and MBVI will form a joint venture held 60 per cent and 40 per cent respectively. If Buffalo exercises its second option, it may elect to purchase MBVI’s remaining 25 per cent interest based upon an arm’s length valuation under industry standards, for cash or its equivalent in shares of Buffalo based on market prices at the time of election.

The Company wrote down the carrying value of the property to $500,000 on October 31, 2005. The Company has received payments, of $650,000, under the agreement above. As a result, the Mt. Kare Project now has a $Nil value on the balance sheet. The additional $150,000 payment received in cash in fiscal 2006, and the $3,375,500 proceeds received in Buffalo shares in fiscal 2007, less cash costs of $9,169, have been recorded in the statement of operations as a recovery of costs previously written down.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

5.	MINERAL PROPERTIES (cont’d…)

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama. The Company wrote off $2,267,471 in costs on this property during the year ended October 31, 2001, as the Company had no intention of making further expenditures on the property at that time. During the year ended October 31, 2006, the Company and other interest holders re-evaluated their intentions and the Company incurred costs of $42,322 on this project, which continue to be carried pursuant to the Company’s accounting policies.

6.	EQUIPMENT

		2007			2006
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$126,027	$118,819	$7,208	$126,027	$115,730	$10,297
Furniture and fixtures	64,320	55,835	8,485	64,320	53,713	10,607
Office equipment	25,666	22,617	3,049	25,666	21,855	3,811
Leasehold
improvements	1,037	-	1,037	-	-	-

	$217,050	$197,271	$19,779	$216,013	$191,298	$24,715

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number		Contributed
	of Shares	Amount	Surplus

Balance as at October 31, 2004	17,124,316	$58,131,339	$1,490,387
Loan bonus (a)	36,924	27,693	-
Private placement (b)	3,655,100	2,375,815	-
Broker warrants (b)	-	-	43,767
Corporate finance fee (b)	60,000	39,000	-
Share issue costs (b)	-	(287,382)	-
Private placement (c)	800,000	200,000	-
Compensation (d)	156,839	41,563	-
Stock-based compensation	-	-	251,783

Balance as at October 31, 2005	21,833,179	60,528,028	1,785,937
Exercise of stock options	559,400	317,949	(114,297)
Exercise of warrants	1,460,460	789,807	(59,577)
Private placement (e)	5,000,000	1,400,000	-
Broker warrants (e,g)	-	-	194,928
Share issue costs (e,g)	-	(485,329)	-
Compensation (f)	218,037	63,231	-
Private placement (g)	6,300,000	5,355,000	-
Stock-based compensation	-	-	1,620,691

Balance as at October 31, 2006	35,371,076	67,968,686	3,427,682
Exercise of warrants	66,000	33,000	-
Stock-based compensation	-	-	54,407

Balance as at October 31, 2007	35,437,076	$68,001,686	$3,482,089

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

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances

a)	During the year ended October 31, 2005, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs. The loans were repaid in 2005. The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and paid interest at 12% per annum compounded monthly.

Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors as part of the loan bonus.

b)	During the year ended October 31, 2005, the Company completed a brokered private placement of 3,655,100 units at a price of $0.65 per unit in two parts by issuing 1,056,000 units in December 2004 and 2,599,100 units in February 2005. The Company received total cash proceeds of $2,171,200, net of cash commission to the agent of $161,416 and share issue costs of $43,199. Each unit consisted of one common share and one share purchase warrant, every full warrant entitling the holder to purchase one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 units, and if exercised on or before August 3, 2006 as to 2,599,100 units. The agent also received a corporate finance fee of 60,000 shares with a value of $39,000, broker’s warrants entitling the purchase of up to 397,332 shares of the Company at $0.90 per share, with 126,720 warrants exercisable on or before June 9, 2006 and 270,612 warrants exercisable on or before August 3, 2006, and an administration fee of $7,500 included in share issue costs. The fair value of the broker warrants was estimated to be $43,767 with a corresponding share purchase warrant amount recorded in shareholders’ equity. The fair value was estimated using the Black-Scholes option pricing model with a risk- free interest rate of 2.9%, an expected life of two years, expected volatility of 60% and an expected dividend yield of 0.0%.

c)	In July 2005, the Company completed a private placement with Longview (Note 5) of 800,000 units of the Company at a price of $0.25 per unit for gross proceeds of $200,000. Each unit consisted of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share if exercised on or before July 5, 2006.

d)	During the year ended October 31, 2005, the Company issued 156,839 common shares valued at $41,563, to the president of the Company as compensation for accrued wage expense.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

e)	In December 2005, the Company closed a private placement of 5,000,000 units at a price of $0.28 per unit to generate cash proceeds of $1,277,960, net of cash commission to the agent of $78,400 and share issue costs of $43,640. Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007. The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised. The agent also received broker’s warrants entitling the purchase of up to 350,000 common shares of the Company on the same terms as the warrants described above. The fair value of the broker warrants was estimated to be $72,162 with a corresponding share purchase warrant amount recorded in shareholders’ equity. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.77%, an expected life of two years, expected volatility of 72.03% and an expected dividend yield of 0.0%.

f)	In November 2005, the Company issued 218,037 shares at a value of $63,231 to related parties with 114,762 shares valued at $33,281 issued to the president of the Company as compensation for accrued wage expense and 103,275 shares valued at $29,950 issued to a law firm controlled by a director for accrued legal fees.

g)	In October 2006, the Company closed a private placement of 6,300,000 units at a price of $0.85 per unit to generate cash proceeds of $5,186,639, net of cash commission to the agent of $102,417 and share issue costs of $65,944. Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until October 11, 2008. The warrants are subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s share exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised. The agent also received broker’s warrants entitling the purchase of up to 175,700 common shares of the Company on the same terms as the warrants described above. The fair value of the broker warrants was estimated to be $122,766 with a corresponding share purchase warrant amount recorded in shareholders’ equity. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 4.06%, an expected life of two years, expected volatility of 110.37% and an expected dividend yield of 0.0%.

8.	STOCK OPTIONS

The Company has a rolling stock option plan that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed five years and be subject to vesting provisions as determined by the board of directors of the Company.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

8.	STOCK OPTIONS (cont’d…)

As at October 31, 2007, the following stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date

359,684	$1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,837,616	1.10	October 20, 2011
200,000	0.77	April 12, 2013

3,182,300

The number of stock options exercisable at October 31, 2007 is 3,082,300.

Subsequent to the year end, the options with expiry date of December 30, 2007 expired unexercised.

Stock option transactions are summarized as follows:

	2007		2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Outstanding,
Beginning of year	3,082,700	$0.97	2,015,184	$0.67	1,032,200	$1.02

Granted	200,000	0.77	1,837,616	1.10	1,200,400	0.40
Cancelled/forfeited	(100,400)	0.75	(210,700)	0.85	(217,416)	0.85
Exercised	-		(559,400)	0.36	-	-

Outstanding, end of year	3,182,300	$0.96	3,082,700	$0.97	2,015,184	$0.67

The weighted average fair value of options granted during the current fiscal year was approximately $0.54 (2006 -$0.88; 2005 - $0.21) per option.

The total fair value of stock options granted and vested during the current fiscal year was $54,407 (2006 -$1,620,691; 2005 - $251,783) which has been recorded as stock-based compensation in the results of operations.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

8.	STOCK OPTIONS (cont’d)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest	4.12%	4.08%	3.3 – 3.7%
Expected option life	5 years	5 years	3 - 5 years
Expected stock price volatility	88%	110%	61– 67%
Expected dividend yield	-	-	-

9.	SHARE PURCHASE WARRANTS

As at October 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

1,262,500	$0.50	December 7, 2007*
61,040	0.50	December 7, 2007*
3,149,998	1.20	October 11, 2008*
175,700	1.20	October 11, 2008*

4,649,238

*These warrants are subject to a forced conversion provision as described in Note 7.

Subsequent to the year end, the warrants exercisable at $0.50 expired unexercised.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

9.	SHARE PURCHASE WARRANTS (cont’d…)

Share purchase warrant transactions are summarized as follows:

	2007		2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of shares	Price	of shares	Price	Of shares	Price

Outstanding,
Beginning of year	4,715,238	$0.99	4,831,128	$0.90	881,142	$1.21
Issued	-	-	6,175,698	0.88	4,452,432	0.85
Exercised	(66,000)	0.50	(1,460,460)	0.50
Expired	-	-	(4,831,128)	0.90	(502,446)	1.00

Outstanding,
End of year	4,649,238	$1.00	4,715,238	$0.99	4,831,128	$0.90

Included in share purchase warrants issued during the year ended October 31, 2006, are 525,700 warrants issued with a fair value of $194,928 (Note 7 (e) and (g)).

Included in share purchase warrants issued during the year ended October 31, 2005 are 397,332 warrants issued with a fair value of $43,767 (Note 7 (b)).

10.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and a company related by way of directors in common:

	2007	2006	2005

Legal and consulting fees	$29,550	$78,075	$137,226
Wages and benefits	206,431	216,772	228,745

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)	At October 31, 2007, accounts payable and accrued liabilities included $5,932 (2006 - $7,797) due to directors of the Company and companies related by way of directors in common, and receivables included $34,088 (2006 – nil) due from companies related by way of directors in common.

c)	During the year ended October 31, 2007, the Company recorded reimbursements of $128,082 (2006 - $101,380; 2005 - $115,329) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2006

10.	RELATED PARTY TRANSACTIONS (cont’d…)

d)	During the year ended October 31, 2006, the Company issued 114,762 (2005 - 156,839) common shares, valued at $33,281 (2005 – $41,563), to the president of the Company as compensation for accrued wage expense and 103,275 (2005 – Nil) common shares valued at $29,950 (2005 - $Nil) to a law firm controlled by a director for accrued legal fees.

Additional related party transactions are disclosed in Notes 4, 5 and 7(a).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2007	2006	2005

Income (loss) for the year	$2,833,604	$(2,035,938)	$(45,694,375)

Expected income tax recovery (expense)	$(976,262)	$742,160	$16,047,865
Tax deductible share issue costs	67,842	21,172	54,563
Write-down of mineral property	-	-	(15,724,046)
Items not deductible for tax purposes	(20,803)	(593,530)	(91,544)
Non-taxable items	1,159,802	-	-
Losses for which no tax benefit has been recognized	(230,579)	(169,802)	(286,838)

Total income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2007	2006	2005

Future income tax assets (liabilities)
Mineral properties and equipment	$989,324	$1,134,040	$1,206,861
Marketable securities	(12,485)	-	-
Non-capital loss carry-forwards	1,684,317	1,685,577	1,997,772
Share issue costs	82,206	155,427	144,630

	2,743,362	2,975,044	3,349,263
Less: valuation allowance	(2,743,362)	(2,975,044)	(3,349,263)

	$-	$-	$-

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

11.	INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $6,200,000 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire through to 2027. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

Subject to certain restrictions, the Company has exploration and development expenditures available to reduce future taxable income in Canada, the United States and Papua New Guinea. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

12.	COMMITMENTS

a)	The Company is committed to make lease payments for the rental of office space as follows:

Fiscal	2008	$175,095
	2009	224,622
	2010	227,477
	2011	237,048
	2012	239,371

The Company seeks to reduce its lease costs through recoveries from related companies (Note 10 (c)).

b)	The Company is committed to certain advance royalty expenditures at the Lewis Property, as set out in Note 5.

13.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All equipment is held in Canada (Note 6).

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Non-cash operating activities
Accounts payable incurred for mineral property
expenditures	$83,147	$342,442	$244,904
Accrued wage and legal expense settled with capital stock	-	(63,231)	(41,563)
Loan bonus paid in shares	-	-	(27,693)
Accrued deferred financing costs	-	(5,885)	5,885

Non-cash financing activities
Exercise of stock options	-	(114,297)	-
Contributed surplus allocated to capital stock on exercise of
options	-	114,297	-
Exercise of share purchase warrants	-	(59,577)	-
Contributed surplus allocated to capital stock on exercise of
warrants	-	59,577	-
Shares issued for loan bonus	-	-	27,693
Shares issued to agent for corporate finance fee	-	-	39,000
Share issue costs incurred from corporate finance fee	-	-	(39,000)
Share purchase warrants issued to broker	-	194,928	43,767
Share issue costs incurred with share purchase warrants	-	(194,928)	(43,767)
Deferred financing costs allocated to share issue costs	-	-	3,237
Share issue costs allocated from deferred financing costs	-	-	(3,237)
Capital stock issued for accrued wage and legal expense	-	63,231	41,563
Accrued deferred financing costs	-	5,885	(5,885)

Non-cash investing activities
Resource property expenditures incurred through
accounts payable	$(83,147)	$(342,442)	$(244,904)

Cash and cash equivalents consist of:
Cash	$5,498,410	$6,940,646	$28,634
Short-term investments	12,923	12,387	11,953

	$5,511,333	$6,953,033	$40,587

Interest paid during the year	$-	$-	$-
Income taxes paid during the year	-	-	-

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

1.5	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities and advances from joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

16.	SUBSEQUENT EVENT

On December 27, 2007 the parties to the Phoenix Joint Venture described in Note 5 exercised their option to purchase the Lewis mineral property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60 per cent and by GAM as to 40 per cent.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

	2007			2006

	Balance,		Balance,	Balance,		Balance,
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Marketable securities	$2,962,890	$-	$2,962,890	$28,900	$31,790	$60,690
Other current assets	5,576,268	-	5,576,268	6,993,736	-	6,993,736
Mineral properties	4,456,861	(4,130,600)	326,261	2,899,289	(2,606,239)	293,050
Advances to contractors	35,443	-	35,443	-	-	-
Equipment	19,779	-	19,779	24,715	-	24,715

	$13,051,241	$(4,130,600)	$8,920,641	$9,946,640	$(2,574,449)	$7,372,191

Current liabilities	$1,128,062	$-	$1,128,062	$502,963	$-	$502,943
Shareholders’ equity	11,923,179	(4,130,600)	7,792,579	9,443,677	(2,574,449)	6,869,228

	$13,051,241	$(4,130,600)	$8,920,641	$9,946,640	$(2,574,449)	$7,372,171

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Loss for the year

	2007	2006	2005

Income (loss) for the year – Canadian GAAP	$2,833,604	$(2,035,938)	$(45,694,375)
Mineral properties written off
under Canadian GAAP	-	-	44,772,341
Exploration expenditures expensed
under U.S. GAAP	(1,524,361)	(226,251)	(1,394,477)

Income (loss) for the year - U.S. GAAP	1,309,243	(2,262,189)	(2,316,511)
Holding gains (loss) on marketable securities	-	31,790	(59,215)
Unrealized loss on marketable securities – Canadian
GAAP and U.S. GAAP	(473,299)	-	-

Comprehensive income (loss) - U.S. GAAP	$835,944	$(2,230,399)	$(2,375,726)

Basic and diluted earnings (loss) per share - U.S.
GAAP	$0.04	$(0.08)	$(0.11)

Cash flows

	2007	2006	2005

Cash flows from operating activities
Per Canadian GAAP	$(563,345)	$(312,338)	$(636,494)
Expenditures on mineral properties	(1,783,656)	(628,713)	(1,776,151)
Recovery of mineral property costs	-	500,000	50,000

Per U.S. GAAP	$(2,347,001)	$(441,051)	$(2,362,645)

Cash flows from investing activities
Per Canadian GAAP	$(1,862,516)	$(179,697)	$(1,751,076)
Expenditures on mineral properties	1,783,656	628,713	1,776,151
Recovery of mineral property costs	-	(500,000)	(50,000)

Per U.S. GAAP	$(78,860)	$(50,984)	$(24,925)

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

a)	Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties. The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

b)	Stock-based compensation

Effective November 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”), utilizing the modified prospective approach. The impact of adopting this standard did not materially affect the Company’s financial position, results of operations or cash flows because the Company previously applied the fair valued based method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation”.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on accounting for stock-based compensation for the years ended October 31, 2007, 2006 and 2005.

c)	Marketable securities

Under Canadian GAAP for the 2005 and 2006 fiscal years, marketable securities held by the Company were recorded at the lower of cost and market value. Under U.S. GAAP, marketable securities held by the Company would be classified as “available for sale” equity securities and recorded at market value. Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized. This accumulated difference between cost and market value is also recorded as part of comprehensive income. As at October 31, 2006, the unrealized holding gains (losses) for marketable securities were $31,790 (2005 –($59,215)).

Effective November 1, 2007, the Company adopted Section 3855 under Canadian GAAP and classified marketable securities held by the Company as “available for sale” equity securities and recorded at fair value with changes in fair value recorded record in other comprehensive income. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on accounting for marketable securities for the year ended October 31, 2007.

MADISON MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2007

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

d)	Recent accounting pronouncements

In July 2006, FASB issued Financial Instrument No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; require certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, FASB issued SFAS, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

AMENDED AND RESTATED
OPTION AGREEMENT

made between

LONGVIEW CAPITAL PARTNERS LIMITED

and

BUFFALO GOLD LTD.

and

BUFFALO GOLD (PNG) LTD.

and

MADISON MINERALS INC.

and

MADISON ENTERPRISES (BVI) INC.

and

MADISON ENTERPRISES (PNG) LIMITED

in respect of the

Mt. Kare Property, Papua New Guinea

June 25, 2007

TABLE OF CONTENTS

PAGE
ARTICLE 1 INTERPRETATION 2
1.1 Definitions 2
1.2 Included Words 5
1.3 Headings 5
1.4 References 6
1.5 Currency 6
1.6 Knowledge 6
1.7 Schedules 6
1.8 Governing Law 6
1.9 Severability 6
ARTICLE 2 REPRESENTATIONS AND WARRANTIES 6
2.1 Mutual Representations and Warranties 6
2.2 Representations and Warranties of MMI, Madison BVI and Madison PNG 7
2.3 Survival of Representations and Warranties 9
ARTICLE 3 OPTIONS 9
3.1 Grant of Options 9
3.2 Exercise of First Option 9
3.3 Exercise of Second Option 9
3.4 Extension of BFS Delivery Date 10
3.5 Non-Exercise of Second Option 10
3.6 BFS Election 10
3.7 Appointment of Qualified Person to Provide Valuations 10
3.8 Delivery of Valuation and Completion of Purchase 10
3.9 Buffalo PNG’s Election to Terminate 11
3.10 Option Termination 11
3.11 Termination Consequences 11
3.12 Agreement Subject to Exchange Approval. 11
ARTICLE 4 TECHNICAL COMMITTEE 11
4.1 Composition 11
4.2 Authority 11
4.3 Representatives 12
4.4 Committee Meetings 12
4.5 Notice of Technical Committee Meetings 12
4.6 Technical Committee Quorum 12
4.7 Technical Committee Voting 12
ARTICLE 5 OPERATOR RIGHTS AND OBLIGATIONS 12
5.1 Operator 12
5.2 Operator's Obligations 12
5.3 Conduct of Parties 13
5.4 Abandonment of Mineral Rights 13
5.5 Authorization of Madison PNG re Good Standing 14
ARTICLE 6 PROGRAMS 14
6.1 Proposed Work Programs 14
6.2 Program Approval 14
6.3 Program Amendments 14
6.4 Funding of Programs 14
ARTICLE 7 SHAREHOLDERS AGREEMENT 14
7.1 Entering into of Shareholders Agreement 14
7.2 Deemed Contributions to Madison PNG 15
7.3 Funding of Madison PNG 15
7.4 Operator 15
ARTICLE 8 TRANSFERS 15
8.1 Transfers 15
8.2 Conditions of Transfers 15
ARTICLE 9 FORCE MAJEURE 16
9.1 Intervening Events 16
9.2 Effect of Intervening Events 16
9.3 Obligation to Remove Intervening Events 16
9.4 Giving Notice 16
ARTICLE 10 CONFIDENTIAL INFORMATION 16
10.1 Confidential Information 16
10.2 Fraudulent or Negligent Disclosure 17
10.3 Information in Public Domain 17
10.4 Press Release 17
ARTICLE 11 DISPUTE RESOLUTION 17
11.1 Single Arbitrator 17
11.2 Jurisdiction of Courts 17
ARTICLE 12 NOTICE 18
12.1 Notice 18
ARTICLE 13 GENERAL 19
13.1 Other Activities and Interests 19
13.2 Entire Agreement 19
13.3 No Waiver 19
13.4 Further Assurances 19
13.5 Manner of Payment 19
13.6 Enurement 19
13.7 Special Remedies 20
13.8 Time of the Essence 20
13.9 Counterparts 20
SCHEDULE A – PROPERTIES DESCRIPTION SCHEDULE B – FEASIBILITY STUDY DEFINITIONS SCHEDULE C – SHAREHOLDERS AGREEMENT TERMS SCHEDULE D – LIST OF LITIGATION

AMENDED AND RESTATED
OPTION AGREEMENT

THIS AGREEMENT made as of the 25th day of June, 2007.

BETWEEN:

LONGVIEW CAPITAL PARTNERS LIMITED, a corporation organized under the laws of the British Virgin Islands,

(“Longview”)

OF THE FIRST PART

AND:

BUFFALO GOLD LTD., a corporation organized under the laws of Alberta,

(“Buffalo”)

OF THE SECOND PART

AND:

BUFFALO GOLD (PNG) LTD., a corporation organized under the laws of Alberta,

(“Buffalo PNG”)

OF THE THIRD PART

AND:

MADISON MINERALS INC., a corporation organized under the laws of British Columbia,

(“MMI”)

OF THE FOURTH PART

AND:

MADISON ENTERPRISES (BVI) INC., a corporation organized under the laws of the British Virgin Islands,

(“Madison BVI”)

OF THE FIFTH PART

AND:

MADISON ENTERPRISES (PNG) LIMITED, a corporation organized under the laws of Papua New Guinea,

(“Madison PNG”)

OF THE SIXTH PART

WHEREAS:

OPTION AGREEMENT

A.

Madison PNG is a wholly-owned subsidiary of Madison BVI, and Madison BVI is a wholly owned subsidiary of MMI.

B.

Madison PNG has a 90% direct and indirect interest in certain mineral properties located in Papua New Guinea and more particularly described in Schedule A (the “Properties”), and Madison PNG holds the remaining 10% beneficial interest in trust for certain traditional land owners of the Properties.

C.

Longview Investments Ltd. (the 100% parent of Longview) and MMI entered into a letter agreement (the “Letter Agreement”) dated July 6, 2005 whereby MMI granted Longview the option to earn up to a 65% interest in Madison PNG and the additional right to purchase 100% of Madison PNG.

D.

MMI has (with the consent of Longview Investments Ltd.) novated its rights and obligations in the Letter Agreement to Madison BVI and Longview Investments Ltd. (with the consent of MMI) novated its rights and obligations in the Letter Agreement to Longview.

E.

Longview, MMI, Madison BVI and Madison PNG entered into an Option Agreement dated October 7, 2005 (the “Original Option Agreement”) to formalize the relationship between them with respect to Longview’s option to earn an interest in Madison PNG.

F.

Buffalo has acquired all of the outstanding shares of Longview pursuant to an Option Agreement dated October 20, 2005 between Buffalo, Longview and Longview Capital Holdings Ltd.

G.

Instead of Longview earning an interest in Madison PNG, Buffalo wishes the interest in Madison PNG be earned by Buffalo PNG, which is a wholly owned subsidiary of Buffalo.

H.

The Original Option Agreement was supplemented by a Supplementary Agreement dated November 9, 2005 and revised by letter agreements dated June 22, 2006 and May 17, 2007 and an Amended and Restated Option Agreement dated May 30, 2007, and Longview, Buffalo, Buffalo PNG, MMI, Madison BVI, and Madison PNG have agreed to enter into this Amended and Restated Option Agreement to reflect all of the revisions to the Original Option Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the sum of $10 now paid by Buffalo PNG to MMI, Madison and Madison PNG, the receipt of which is hereby acknowledged by such Parties, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged by such Parties, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

For the purposes of this Agreement, except as otherwise defined herein, the following capitalized words and phrases when used herein have the following meanings:

“Assets” means the Properties, and any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Properties in the possession or under the control of MMI, Madison BVI or Madison PNG as of the date of the Original Option Agreement, or thereafter acquired by the Parties, together with exploration tools, supplies and equipment thereafter acquired by the Parties, that are related to the Properties.

OPTION AGREEMENT

“Back-In Right” means the right of the Independent State of Papua New Guinea (the “State”) to acquire up to 30% participating interest in the Properties, as provided in the conditions of the Mineral Rights granted by the State.

“Bankable Feasibility Study” has the meaning described in Schedule B.

“BFS Delivery Date” means the day by which either Buffalo or Buffalo PNG must deliver the Bankable Feasibility Study to Madison BVI in order to exercise the Second Option, being the fourth anniversary of the date of execution of this Agreement, unless extended to the fifth anniversary as provided for in Section 3.5

“BFS Preparation Period” means the period commencing on the date of execution of this Agreement and ending on the BFS Delivery Date.

“Business Day” means a day on which banks in Vancouver, British Columbia are open for business.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature.

“Exchange” means the TSX Venture Exchange.

“Expenditures” means all costs and expenses of whatever kind or nature spent or incurred from the date hereof by the Operator during the Option Period and the BFS Preparation Period, and incurred by all the Parties thereafter, in the conduct of the Operations, including, without limitation:

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

OPTION AGREEMENT

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

“First Option” has the meaning described in Section 3.1(a).

“Interest” means a specified percentage interest in the voting equity share capital of Madison PNG.

“Letter Agreement” has the meaning described in Recital C.

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

“Option Period” is the period commencing on October 11, 2005 and ending on the date when a Shareholders Agreement is entered into between Buffalo PNG and Madison BVI.

OPTION AGREEMENT

“Operator” has the meaning as set out in Section 5.1.

“Original Option Agreement” has the meaning described in Recital E.

“Other Rights” means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water, but excluding any Mineral Rights.

“Party” means a Party to this Agreement, and “Parties” mean all Parties to this Agreement.

“Program” means any program to carry out work and incur Expenditures or on the Properties including programs to produce the Bankable Feasibility Study.

“Properties” means the Mineral Rights, and Other Rights, if any, described in Schedule A, together with any renewal of any such Mineral Rights or Other Rights and any other form of successor or substitute title therefor, but excluding any Mineral Rights or Other Rights abandoned in accordance with Section 5.4.

“Qualified Person” has the meaning as set out in National Instrument 43-101 entitled “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators, as amended from time to time.

“Second Option” has the meaning described in Section 3.1(b).

“Share Equivalent” means a payment in lieu of a cash payment in the form of common shares of Buffalo, but only if Buffalo has its shares listed and posted for trading on a recognised stock exchange in North America, Australia, Europe, or the United Kingdom.  The value of such shares on issuance is deemed to be equal to the volume weighted average price of such shares for the 20 trading days prior to the date on which such Share Equivalent payment is to be made.

“Shareholders Agreement” means an agreement between Buffalo PNG and Madison BVI, as shareholders of Madison PNG, that governs the affairs of Madison PNG, entered into pursuant to Article 7 and having the terms set out in Schedule C.

“Technical Committee” means the committee formed pursuant to Article 4.

“Valuation” means a valuation of the remaining Interest held by Madison BVI, to be prepared by a Qualified Person at Buffalo PNG’s sole cost.

1.2

Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.3

Headings

The headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

OPTION AGREEMENT

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

Bankable Feasibility Study Definition
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
REPRESENTATIONS AND WARRANTIES

2.1

Mutual Representations and Warranties

Each Party represents and warrants to the other Parties hereto that, as of the date of this Agreement:

OPTION AGREEMENT

(a)

It is a body corporate duly incorporated or continued and duly organized and validly subsisting under the laws of its organizational jurisdiction.

(b)

It has full power and authority to carry on its business and to enter into this Agreement.

(c)

Neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a Party.

(d)

The execution and delivery of this Agreement does not violate or result in the breach of the laws of any jurisdiction applicable to a Party or pertaining thereto or of its organizational documents.

(e)

All corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder.

(f)

This Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms.

2.2

Representations and Warranties of MMI, Madison BVI and Madison PNG

MMI, Madison BVI and Madison PNG each represent and warrant to Buffalo PNG and Buffalo that, as of the date of this Agreement:

(a)

Madison BVI is a wholly-owned subsidiary of MMI.

(b)

Madison PNG is a wholly-owned subsidiary of Madison BVI.

(c)

The Properties, and any Encumbrances in relation thereto, are properly and accurately described in Schedule A.

(d)

The Mineral Rights comprising the Properties have been duly and validly staked, located and recorded pursuant to all applicable laws and regulations in Papua New Guinea and are in good standing and (except as set out in Schedule D) no person has protested and to the best of the MMI’s, Madison BVI's or Madison PNG’s knowledge there is no basis for protesting the recording of any such claims.

(e)

The Mineral Rights provide Buffalo PNG with the right to develop and exploit the Properties.

(f)

Madison PNG owns and possesses and has good and marketable title to the Properties, and is the 100% registered holder and the 90% beneficial owner to the Properties (as further described in Schedule A), free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever except for the Back-In Right and Encumbrances listed on Schedule A and, without limiting the generality of the foregoing, neither MMI, Madison BVI nor Madison PNG have entered into and there are not any agreements or options to grant or convey any interest in the Properties or to pay any royalties with respect to the Properties and Madison PNG is in exclusive possession of the Properties.

OPTION AGREEMENT

(g)

To the best of its knowledge, except in the actions listed in Schedule D, there are no adverse claims, challenges, suits, actions, prosecutions, investigations or proceedings against or to the ownership of or title to the Properties or any portion thereof, nor to the best of its knowledge is there any basis therefor, nor are any threatened and to the best of its knowledge, the actions listed in Schedule D are without merit.

(h)

No consent or approval of any third Party or governmental agency is required for the execution, delivery or performance of this Agreement by MMI, Madison BVI or Madison PNG or the transfer or acquisition of any interest in the Properties.

(i)

Neither MMI, Madison BVI nor Madison PNG have notice and neither has any knowledge of any proposal to terminate or vary the terms of or rights attaching to any of the Properties from any government or other regulatory authority, or of any challenge to Madison PNG’s right, title or interest in any of the Properties.

(j)

To the best of its knowledge, information and belief, no Properties lie within any area as designated by any governmental authority having jurisdiction in any way, that would impair the development of a mining project on such land.

(k)

No proceedings are pending for and neither MMI, Madison BVI nor Madison PNG are aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of Madison BVI or Madison PNG or the placing of either into bankruptcy or subject to any other laws governing the affairs of insolvent persons.

(l)

There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to any of the Properties or the conduct of the business related thereto, nor to the best of MMI’s, Madison BVI’s or Madison PNG’s knowledge have any activities on the Properties been in violation of any environmental law, regulations or regulatory prohibition or order, and to the best of its knowledge, conditions on and relating to the Properties are in compliance with such laws, regulations, prohibitions and orders.

(m)

There has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Properties or into the environment, except releases permitted or otherwise authorized by such law.

(n)

No toxic or hazardous substance or waste has been disposed of or is located on the Properties as a result of activities of MMI, Madison BVI or Madison PNG.

(o)

No toxic or hazardous substance or waste has been treated on or is now stored on the Properties, other than diesel fuel, jet fuel or other petroleum products used in Operations.

(p)

To the best of MMI’s, Madison BVI’s or Madison PNG’s knowledge, information and belief, there are no pending or ongoing actions taken by or on behalf of any native or indigenous persons pursuant to the assertion of any land claims with respect to lands included in the Properties.

OPTION AGREEMENT

(q)

To the best of MMI’s, Madison BVI’s or Madison PNG’s knowledge, information and belief, none of the Properties may reasonably be thought to have been acquired, directly or indirectly, as a result of the payment of a bribe to a foreign official or the concealment or conversion of the proceeds of a bribe to a foreign official.

2.3

Survival of Representations and Warranties

The representations and warranties contained in this Agreement are conditions on which the Parties have relied in entering into this Agreement and will survive the execution hereof and the acquisition of any Interest by Buffalo PNG hereunder.

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

ARTICLE 3
OPTIONS

3.1

Grant of Options

Madison BVI hereby, grants to Buffalo PNG, subject to the terms and conditions herein, exclusive, irrevocable options to acquire Interests, as follows:

(a)

a 60% Interest (the “First Option”); and

(b)

subject to and conditional upon exercise of the First Option, an additional 15% Interest (for an aggregate 75% Interest) (the “Second Option”).

3.2

Exercise of First Option

Buffalo PNG will exercise the First Option and acquire a 60% Interest by:

(a)

Buffalo issuing 3,000,000 common shares to Madison BVI within 10 Business Days of the date of receipt of approval from the Exchange to this agreement and the transactions contemplated herein; and

(b)

Buffalo making a cash payment (or the Share Equivalent at Buffalo’s election) to Madison BVI of $500,000.00 within 10 Business Days of the date of receipt of approval from the Exchange to this agreement and the transactions contemplated herein.

3.3

Exercise of Second Option

Upon the exercise by Buffalo PNG of the First Option, Buffalo PNG will be entitled to the Second Option, and if either Buffalo PNG or Buffalo completes and delivers to Madison BVI a Bankable Feasibility Study on or before the BFS Delivery Date Buffalo PNG will have exercised the Second Option and will have earned an additional 15% Interest (for an aggregate 75% Interest).

OPTION AGREEMENT

3.4

Extension of BFS Delivery Date

Buffalo and or Buffalo PNG will be entitled to an extension of one year to the BFS Delivery Date, extending it to the fifth anniversary of the date of execution of this Agreement, if it actively carries out a minimum of $500,000.00 of Expenditures in each of the first four years of the BFS Preparation Period.

3.5

Non-Exercise of Second Option

In the event Buffalo PNG does not exercise the Second Option, Buffalo PNG will have no further options or elections under this Agreement, and Buffalo PNG and Madison BVI will enter into the Shareholders Agreement pursuant to Article 7, where Buffalo PNG has a 60% Interest and Madison BVI has a 40% Interest, subject to dilution provisions.

3.6

BFS Election

If Buffalo PNG or Buffalo delivers a Bankable Feasibility Study to Madison BVI and in so doing exercises the Second Option, on or before the BFS Delivery Date, Buffalo PNG will then have the election to (with written notice of such election to be delivered by Buffalo PNG to Madison BCI within 30 days of the delivery of the Bankable Feasibility Study):

(a)

remain at a 75% Interest and become a party to the Shareholders Agreement, and in such a case Buffalo PNG will have no further options or elections under this Agreement, and if no election is made under this Section 3.6(a), Buffalo PNG will be deemed to make this election, and Buffalo PNG and Madison BVI will enter into the Shareholder Agreement pursuant to Article 7, where Buffalo PNG has a 75% Interest and Madison BVI has a 25% Interest, subject to dilution provisions; or

(b)

purchase Madison BVI’s remaining Interest from Madison BVI in accordance with Section 3.7 and Section 3.8.

3.7

Appointment of Qualified Person to Provide Valuations

If Buffalo PNG elects to purchase the remaining Interest from Madison BVI under Section 3.6 then Buffalo PNG may unilaterally appoint a Qualified Person to prepare the Valuation and Madison BVI must accept this appointment and the Valuation prepared and delivered by the Qualified Person, and upon such appointment the provisions of Section 3.8 will apply.

3.8

Delivery of Valuation and Completion of Purchase

Upon the Qualified Person being appointed under Section 3.7, such Qualified Person must complete and deliver the Valuation to the Parties within 30 days of such appointment, whereupon Buffalo PNG or its assignee may acquire, within 30 days following the delivery of the Valuation to Madison BVI, the remaining Interest owned by Madison BVI by paying to Madison BVI consideration equal to the Valuation as determined by the Qualified Person either in cash or, if Buffalo or such assignee is a public company whose shares trade on a recognized stock exchange in North America, Australia, Europe or the United Kingdom, in whole or in part in shares of Buffalo or such assignee based on the volume weighted average price of Buffalo’s, or such assignee’s, shares for the 20 trading days prior to Buffalo PNG exercising its option to acquire the remaining Interest owned by Madison BVI.

OPTION AGREEMENT

3.9

Buffalo PNG’s Election to Terminate

For greater certainty, exercise of the First Option and Second Option are within the sole and unfettered discretion of Buffalo PNG, who may elect at any time to terminate the First Option and/or the Second Option by giving 90 days’ advance notice to that effect to Madison BVI.

3.10

Option Termination

The First Option granted pursuant to Section 3.1(a) will, subject to Article 9, be of no further force or effect and will automatically terminate if Buffalo PNG has not complied with Section 3.2 by the due date set out therein.  If Buffalo PNG exercises the First Option, then the Second Option granted pursuant to Section 3.1(b) will, subject to Article 9, be of no further force or effect and will automatically terminate if Buffalo PNG has not complied with Section 3.3 by the due date set out therein.

3.11

Termination Consequences

If the First Option is terminated pursuant to Section 3.9 or automatically terminates pursuant to Section 3.10, then Buffalo PNG will acquire no Interest and Buffalo PNG will have no further obligations to MMI, Madison BVI or Madison PNG with respect to the Properties or this Agreement.

3.12

Agreement Subject to Exchange Approval.

If required by the Exchange, this Agreement will be subject to receipt of the approval of the Exchange by Buffalo and MMI, which approval Buffalo and MMI will use their respective best efforts to obtain after the execution and delivery of this Agreement by the Parties hereto, and upon receiving such approval, each party will forthwith provide the other with notice of such approval.  This Agreement will have no force or effect if Buffalo and MMI do not receive such Exchange approval by June 30, 2007.

ARTICLE 4
TECHNICAL COMMITTEE

4.1

Composition

During the Option Period, a Technical Committee for conducting work in the Properties, consisting of one representative of each of Buffalo PNG and Madison BVI, will be established.

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

OPTION AGREEMENT

4.3

Representatives

Each of Buffalo PNG and Madison BVI, by notice to the other Party, will appoint one representative to the Technical Committee.  Each of Buffalo PNG and Madison BVI may appoint one or more alternate representatives to act in the absence of its representatives and any alternate representative so acting will be deemed to be that Party's representative in respect of the matter upon which he acts.  Each of Buffalo PNG and Madison BVI may change its representatives and any alternate representatives at any time.  Prior notice of any appointment or change will be given to the other Party.

4.4

Committee Meetings

The Operator will call the first Technical Committee meeting and prepare a budget and work program pursuant to Section 5.2 by November 15, 2005, and will then call a Technical Committee meeting at least once every six months thereafter, and in any event within 21 days after any request to do so by any Party entitled to appoint members to the Technical Committee.

4.5

Notice of Technical Committee Meetings

The Operator will give notice, specifying the time and place of, and the agenda for, each Technical Committee meeting to all representatives at least ten days before the time appointed for the meeting.  Technical Committee meetings may be held by telephone conference call.

4.6

Technical Committee Quorum

A quorum for any Technical Committee meeting will be only when the Buffalo PNG representative is present or participating by telephone.

4.7

Technical Committee Voting

All matters decided by the Technical Committee will be decided by the Buffalo PNG representative appointed to the Technical Committee.

ARTICLE 5
OPERATOR RIGHTS AND OBLIGATIONS

5.1

Operator

During the Option Period and the BFS Preparation Period, Buffalo PNG will be the operator of the Operations (the “Operator”). Thereafter the Party holding the greatest Interest will be the Operator.

5.2

Operator's Obligations

The Operator is obligated during the Option Period and the BFS Preparation Period to:

(a)

consider, develop, submit for approval to the Technical Committee and, if approved by the Technical Committee, implement, Programs, and to use its commercially reasonable efforts to include in such Programs Expenditures to evaluate all of the reasonable exploration targets identified on the Properties to date;

OPTION AGREEMENT

(b)

to pay all Expenditures properly incurred promptly as and when due;

(c)

to conduct all work on or with respect to the Properties in a manner consistent with good exploration, engineering and mining practice and in compliance with the applicable laws, rules, orders and regulations;

(d)

to keep the Properties in good standing and free and clear of all Encumbrances (except for the Back-In Right, liens and taxes not yet due, other inchoate liens and liens contested in good faith by the Operator) and to proceed with all diligence to contest and discharge any such Encumbrance that is filed (unless Buffalo PNG is not permitted to do so under the laws of Papua New Guinea, and in such case it will notify Madison BVI forthwith);

(e)

to permit Madison BVI to inspect, twice per calendar year, all geological, geophysical and geochemical databases in the possession or under the control of the Operator and related to the Properties, along with any samples or drill core obtained therefrom, and access at all reasonable times, at its own sole risk and expense, to the Properties;

(f)

to deliver to Madison BVI reports every two months indicating the status of work being conducted on the Properties, provided that such reports will not be required during those periods in which there is no work being conducted; and

(g)

at its option, use the services of Madison PNG’s staff and facilities located in Papua New Guinea.

5.3

Conduct of Parties

During the Option Period and the BFS Preparation Period, each of Buffalo PNG, Buffalo, MMI, Madison and Madison PNG will have the following obligations:

(a)

it will promptly deliver to the other Parties any notices, demands or other material communications relating to any of the Assets that such Party receives;

(b)

it will obtain the prior written approval of the other Parties to the sending of any notice, demand or other material communications relating to any of the Assets to any adjacent property owner or any government or regulatory authority; and

(c)

it will refrain from disposing of its interest in any of the Assets except in accordance with Article 8.

5.4

Abandonment of Mineral Rights

If, during the Option Period or the BFS Preparation Period, Madison BVI or Madison PNG proposes to surrender or abandon any Mineral Rights comprised in the Properties, then it will notify Buffalo PNG of its intent, and such Mineral Rights may only be abandoned with the consent of Buffalo PNG.  Following a surrender, abandonment or transfer under this Section, the Mineral Rights so surrendered, abandoned or transferred will thereafter cease to form part of the Properties and will no longer be subject to this Agreement, save and except with respect to such obligations or liabilities of the Parties as have accrued to the date of such surrender, abandonment or transfer.

OPTION AGREEMENT

5.5

Authorization of Madison PNG re Good Standing

During the Option Period and the BFS Preparation Period, Madison PNG authorizes Buffalo PNG to keep the Properties in good standing and free and clear of all Encumbrances and to proceed with all diligence to contest and discharge any such Encumbrance that is filed.

ARTICLE 6
PROGRAMS

6.1

Proposed Work Programs

At least 60 days prior to the expiry of each calendar year during the BFS Preparation Period the Operator will submit to the Technical Committee a Program for the Properties.  The term of each Program proposed will not exceed 12 months unless the Technical Committee otherwise directs.  Each Program will contain a statement in reasonable detail of the proposed Operations and a budget containing estimates of all Expenditures anticipated to be incurred.

6.2

Program Approval

The Technical Committee will review the Program submitted and may approve the Program with or without amendments to the Program submitted.

6.3

Program Amendments

The Operator may submit to the Technical Committee proposed amendments to any Program, and upon approval thereof by the Technical Committee the Program will be deemed to have been so amended.

6.4

Funding of Programs

During the BFS Preparation Period, Buffalo PNG will be 100% responsible for the funding of all Programs (including without limitation the preparation of the Bankable Feasibility Study).

ARTICLE 7
SHAREHOLDERS AGREEMENT

7.1

Entering into of Shareholders Agreement

Upon Buffalo PNG and Madison BVI being required to enter into the Shareholders Agreement as provided for  in Sections 3.5 or 3.6:

(a)

Madison BVI will forthwith transfer to Buffalo PNG the applicable Interest Buffalo PNG has earned in Madison PNG; and

(b)

Madison BVI and Buffalo PNG will enter into the Shareholders Agreement (having the terms set out in Schedule C) for the purposes of carrying out all such acts as are necessary or appropriate, directly or indirectly through Madison PNG, to:

(i)

hold the Assets;

OPTION AGREEMENT

(ii)

explore the Properties for Minerals and, if feasible, develop a mine thereon;

(iii)

so long as it is technically, economically and legally feasible, operate such mine and exploit the Minerals extracted from the Properties; and

(iv)

carry out any other activity in connection with or incidental to any of the foregoing.

7.2

Deemed Contributions to Madison PNG

For the purposes of the future dilution calculations, upon entering into the Shareholders Agreement, Buffalo PNG's contribution to Madison PNG will be deemed to be its percentage Interest in Madison PNG (as of the date of entering into of the Shareholders Agreement) multiplied by the Parties’ aggregate Expenditures incurred until the end of the Option Period, and Madison BVI's contribution to Madison PNG will be deemed to be its percentage Interest in Madison PNG (as of the date of entering into of the Shareholders Agreement) multiplied by the Parties’ aggregate Expenditures incurred until the end of the Option Period. The specific nature of the contributions (whether they are in the form of capital, loans or otherwise) will be determined by the Parties taking into consideration the most tax advantageous structure for the Parties.

7.3

Funding of Madison PNG

After the Shareholders Agreement has been entered into, Buffalo PNG and Madison BVI will fund all costs associated with the exploration and development of the Properties through Madison PNG on a pro rata basis, subject to dilution provisions.

7.4

Operator

After the Shareholders Agreement has been entered into, Buffalo PNG will be the Operator of the programs conducted by Madison PNG; however at any time after Madison BVI holds greater than a 50% Interest, Madison BVI will have the election to become the Operator and upon making such an election, Buffalo PNG will be deemed to resign as Operator and Madison BVI will become Operator.

ARTICLE 8
TRANSFERS

8.1

Transfers

The Parties may transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of any or all of its interest in the Assets or transfer or assign any of its rights under this Agreement.

8.2

Conditions of Transfers

As a condition of any transfer set out in Section 8.1 other than to another Party, the transferee must covenant and agree to be bound by this Agreement, including this Article 8, and prior to the completion of any such transfer, the transferring Party will deliver to the other Party evidence thereof in a form satisfactory to such other Party.  Notwithstanding any such Transfer, the Transferring Party will remain liable for all of its obligations hereunder.

OPTION AGREEMENT

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

9.3

Obligation to Remove Intervening Events

A Party relying on the provisions of this Article 9 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impracticable or, in its reasonable judgment, uneconomic.

9.4

Giving Notice

A Party relying on the provisions of this Article 9 will give notice to the other Parties forthwith upon the occurrence of the Intervening Event and forthwith after the end of the period of delay when such Intervening Event has been eliminated or rectified.

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

OPTION AGREEMENT

10.2

Fraudulent or Negligent Disclosure

MMI, Madison BVI or Madison PNG will not be liable to Buffalo PNG or Buffalo nor will Buffalo PNG or Buffalo be liable to MMI, Madison BVI or Madison PNG for the fraudulent or negligent breaches of confidence (including, without limitation, disclosure of information) by any of their employees, servants or agents, provided that MMI, Madison BVI, Madison PNG, Buffalo PNG or Buffalo, as the case may be, have taken reasonable steps to ensure the preservation of the confidential nature of such information.

10.3

Information in Public Domain

The provisions of this Article 10 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

10.4

Press Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding the Assets, or the activities of Buffalo PNG, Buffalo, MMI, Madison BVI or Madison PNG with respect thereto.  In addition, each Party will obtain prior consent from the other Party, such consent not to be withheld unreasonably, before issuing any press release or public statement except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction. Notwithstanding the above, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within five days, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party.  However, any consent by a Party to the other Party issuing a press release or public statement, will not be considered an approval or certification of the consenting Party to the accuracy of the information in such press release or public statement, or a confirmation that such press release or public statement complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges.

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

11.2

Jurisdiction of Courts

Except where matters are expressed herein to be subject to arbitration, the courts of the Province of British Columbia will have exclusive jurisdiction to hear and determine all matters relating to this Agreement.  Nothing contained in this Section 11.2 is intended to affect the rights of a Party to enforce a judgement or award outside of British Columbia.

OPTION AGREEMENT

ARTICLE 12
NOTICE

12.1

Notice

All invoices, notices, consents and demands under this Agreement will be in writing and may be delivered personally, transmitted by fax (with transmission confirmed in writing), or may be forwarded by first class prepaid registered mail as follows:

Notices to Longview will be given to the following address and fax number:

LONGVIEW CAPITAL PARTNERS LIMITED
Pelican Drive
Road Town, Tortola
British Virgin Islands
Facsimile:

+1 284 494 4568
Attention:

The Secretary

Notices to Buffalo and Buffalo PNG will be given to the following address and fax number:

BUFFALO GOLD LTD.
24th Floor, 1111 West Georgia Street
Vancouver, BC  V6E 4M3
Facsimile:

(604) 684-2990
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

OPTION AGREEMENT

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

OPTION AGREEMENT

13.7

Special Remedies

Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Section 5.4 (Abandonment of Mineral Rights) or Article 10 (Confidential Information) would constitute an injury and cause damage to the other Parties that is impossible to measure monetarily.  Therefore, in the event of any such failure, the other Parties will, in addition and without prejudice to any other rights and remedies that they may have at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section 5.4 or Article 10 as the case may be, and any Party intending to breach or which breaches the provisions of Section 5.4 or Article 10 hereby waives any defence it may have in law to such injunctive or equitable relief.

13.8

Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

13.9

Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument.  This Agreement may be signed and accepted by facsimile.

OPTION AGREEMENT

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

LONGVIEW CAPITAL PARTNERS LIMITED
By: “Damien Reynolds”
Name: Damien Reynolds
Title: Chairman

BUFFALO GOLD LTD.
By: “Brian McEwen”
Name: Brian McEwen
Title: President

BUFFALO GOLD (PNG) LTD.
By: “Brian McEwen”
Name: Brian McEwen
Title: President

MADISON MINERALS INC.
By: “Chet Idziszek”
Name: Chet Idziszek
Title: President

MADISON ENTERPRISES (BVI) INC.
By: “Chet Idziszek”
Name: Chet Idziszek
Title: President

OPTION AGREEMENT

MADISON ENTERPRISES (PNG) LIMITED
By: “Chet Idziszek”
Name: Chet Idziszek
Title: President

SCHEDULE A

PROPERTY DESCRIPTION

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

None

SCHEDULE B

FEASIBILITY STUDY DEFINITIONS

The term “Bankable Feasibility Study” used in this Agreement refers to a Type 4 Economic Feasibility Study which covers all targets with significant economic potential, as determined by Buffalo PNG or Buffalo acting reasonably, on the Properties.

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

Take -off

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

In addition, the following terms have the following definitions:

(a)

“Agreement” means the Option Agreement that this Schedule C is attached to.

(b)

“Company” means Madison Enterprises (PNG) Limited.

(c)

“Participant” means a Party that owns Shares.

(d)

“Participating Interest” of a Participant means its interest in the Project, which is comprised of its Shares and its interest in the Shareholders Agreement, expressed as a percentage.

(e)

“Project” means the project for mineral exploration and, if warranted, the development and exploitation of mineral deposits located on the Properties, and the distribution to the Parties of the mineral products produced therefrom or of net profits from the sale of such mineral products.

(f)

“Shareholders Agreement” means a shareholders agreement between Participants governing the affairs of the Company in connection with the Project.

(g)

“Shares” means common shares in the capital of the Company.

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

3.

Initial Participating Interests and Contributions

Upon the Participants entering into the Shareholders Agreement as set out in Section 7.1 of the Agreement, the Parties will have the Participating Interest as set out in the Agreement, and will be deemed to have made the contributions to the Company as set out in Section 7.2 of the Agreement.  The Participants’ Participating Interest will be subject to dilution as set out below.

4.

Management Committee

(a)

Company to be under the management of a management committee (“MC”) with two members being appointed by each Participant and voting according to the Participants’ Participating Interests in the Company.

(b)

The board of directors of the Company will delegate all necessary authority and responsibility to the MC to the greatest extent allowable by the laws of the jurisdiction in which it is incorporated, in order to enable the MC to properly manage the affairs of the Company as contemplated herein, and if such delegation is not allowable under the laws of the jurisdiction of the Company, all the provisions of this Section 4 will apply to the Board of Directors of the Company instead of the MC and the Board of Directors will perform all functions of the MC, with adjustments to voting thresholds being made to comply with such laws and no MC will be formed.

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

5.

Operator

(a)

Participant with largest Participating Interest to be initial operator and will remain so unless operator’s Participating Interest ceases to be the largest or operator resigns or is removed for default.

(b)

Non-operator may refer question of operator default to arbitration if it is outvoted on MC motion to remove operator for default.

(c)

Operator, among other usual and standard obligations, to keep property in good standing and free of encumbrances, comply with laws, maintain proper books and accounts and adequate insurance and operate according to good mining practices.

(d)

Operator to conduct activities according to approved programs, production programs or operating programs (as the case may be) and budgets, with sole responsibility for overruns exceeding 10% on any such programs and the sole responsibility for any such programs required when there are unexpected circumstances requiring the operator to incur expenditures that were not anticipated in order to protect life and property under emergency conditions, with the operator submitting forthwith a program to the MC to incur such expenditures, with such program being mandatory and deemed approved by the MC.

(e)

If a program or production program to which a Participant elected not to contribute is completed or terminated with less than 80% of the budgeted costs having been incurred, the operator will give the non-contributing Participant notice thereof, including the results of such program or production program, and the non-contributing Participant may, within 30 days after the notice, elect to pay to the Company its proportionate share of the actual costs of the completed program or production program and thereby reinstate its Participating Interest in the Company.  The Company will reimburse the contributing Participant for the additional Shares that it subscribed for, which such Participant will surrender to the Company for cancellation and re-issue to the reinstating Participant, who will thereby regain the percentage of Shares that it held at the commencement of that program or production program.

(f)

Operator right to cash call 90 days in advance to cover anticipated approved program, production program or operating program expenditures, including a reasonable amount of working capital.

(g)

Operator’s charges for overheads to be 5% of direct costs before a production decision and 3% of direct costs after a production decision.

(h)

Operator lien on Participant’s share of production to secure cost share of operating and other costs after commencement of commercial production, with operator right to advance share of Party in default.

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

6.

Programs and Production Programs

(a)

Operator to submit annual programs or production programs for MC approval and all activities conducted are pursuant to annual approved programs and production programs.

(b)

Production program to be prepared by operator based on an approved Bankable Feasibility Study.

(c)

Approval of first production program constitutes production decision, with production costs to include all costs from the production decision to the commencement of commercial production.

(d)

Each Participant obliged to finance its own cost share of production costs, with the right to pledge its shares in the Company.

(e)

Subject to Section 7.1 of the Agreement,  Participants to have an election as to whether to participate in any approved program or approved production program in accordance with their Participating Interests in the Company.

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

(i)

multiplying by 100 the quotient determined by dividing: (x) the sum of the defaulting Participant’s contributions to date and the amount that the non-contributing Participant elects not to contribute under such applicable program by (y) the sum of both Participants’ contributions to date and the amount that both Participants are required to contribute under such applicable program; and

(ii)

thereafter recalculating the Participating Interest of the non-contributing Participant by subtracting the figure arrived at in 6(f)(i) above from 100.

(g)

Failure to pay cost share of an approved program or production program after electing to participate constitutes default and results in dilution at double the rate provided in section 6(f), i.e., the defaulting Participant’s Participating Interest will be reduced by the figure arrived at by:

(i)

multiplying by 100 the quotient determined by dividing: (x) the sum of the defaulting Participant’s contributions to date and the amount that the defaulting Participant elects to contribute (but fails to pay) by (y) the sum of both Participants’ contributions to date and the amount that both Participants elect to contribute to the program (with the amount that the non-defaulting Participant shall contribute on behalf of the defaulting Participant to be multiplied by two); and

(ii)

thereafter recalculating the Participating Interest of the non-defaulting Participant by subtracting the figure arrived at in 6(g)(i) above from 100.

(h)

If a Participant’s Participating Interest in the Company is diluted to 10% or less its shareholdings in the Company will be converted to a royalty equal to 1% of the net smelter returns from the Properties.

7.

Project Financing

(a)

For joint venture costs after a production decision, operator to secure project financing on the optimal terms available (seeking the most appropriate blend of debt and equity in the context of the approved Bankable Feasibility Study).

(b)

Participants to grant any encumbrance on their Shares which is required under the financing terms to the extent required.

8.

Operating Programs

(a)

Following commencement of commercial production, operator to submit annual operating programs for MC approval and all activities to be conducted pursuant to annual approved operating programs.

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

13.

Other

(a)

Force majeure as in article 9 of the Agreement.

(b)

Confidentiality provisions as in article 10 of the Agreement.

(c)

Arbitration as in article 11 of the Agreement.

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

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2007, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 29, 2008

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2007, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 29, 2008

“Ian Brown”

Ian Brown

Chief Financial Officer