Form 20-F
period 2008-10-31
MADISON MINERALS INC
filed 2009-03-25
CIK 1038621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         October 31, 2008

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

Page 1 of 61 Pages

The Exhibit Index is located on Page 60

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

Yes               No                   Not Applicable           X

The information set forth in this Annual Report on Form 20-F is as at October 31, 2008 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.
GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10

A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons For The Offer and Use of Proceeds	11
D.	Risk Factors	12
	Risks Suggested by the Fact that the Company has a History of Net Losses, a Large Accumulated Deficit and a Persistent Lack of Revenue from Operations	12
	Risks to Investors of Significant Fluctuations in Share Prices and Share Price Volatility	12
	Risks of the Company’s Exploration Efforts Failing to Establish a Viable Mining Project	12
	Risks of Failing to Meet Additional Substantial Funding Requirements	12
	Risks of Adverse Currency Fluctuations	13
	Risks of Being Required to Find Substantial Funding for Development of Mineral Projects	13
	Risks Arising from the Company’s Limited Experience with Development-stage Mining Operations	13
	Risks of Experiencing Hazards Associated with Mining,, if Mining is Attained	13
	Risks Arising from the Company’s Exposure to Fluctuations in Mineral Prices	13
	Risk of Adverse Claims Against Title to the Company’s Mineral Interests	14
	Risks Arising from the Company’s Limited Capacities in the Face of Extensive Industry Competition	14
	Risks Arising from the Potential for Conflicts of Interest of the Company’s Directors	14
	Risks of Operating in Foreign Countries and Under Those Countries’ Regulatory Requirements	14
	Risks Arising from Environmental and Other Regulatory Requirements	14
	Lack of a History of, or Intention to Make, Dividend Payments	15
	Risks to U.S. Investors Arising from the Fact that the Company’s Officers and Directors Reside Outside the U.S., Raising the Risk of Potential Unenforceability of Civil Liabilities and Judgements	15
	Risks Inherent in the Fact that the Company’s Stock is subject to Penny Stock Rules	16
	Risks to U.S. Investors Should the Company not Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, such that the Company be Classified as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to the U.S. Stockholders, and Reduced Liquidity for the Stock	16

ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
	Acquisition of the Belencillo Property, Panama	17
	Acquisition of the Mt. Kare Property, Papua New Guinea	17
	Acquisition of the Lewis Property, Nevada	18
B.	Business Overview	19
C.	Organizational Structure	20
D.	Property Plants and Equipment	20
	Lewis Property, Nevada	20
	Title	20
	Location, Access & Physiography	21
	Plant and Equipment	21
	Regional and Local Geology	21
	Mineralization	24
	Exploration History	24
	Exploration - Recent Results	26
	Mt. Kare Property, Papua New Guinea	26
	Belencillo Property, Panama	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
	Operations on the Lewis Property During Fiscal 2008	27
	Fiscal Year Ended October 31, 2008 Compared to Fiscal Year Ended October 31, 2007	28
	Fiscal Year Ended October 31, 2007 Compared to Fiscal Year Ended October 31, 2006	29
	Fiscal Year Ended October 31, 2006 Compared to Fiscal Year Ended October 31, 2005	29
B.	Liquidity and Capital Resources	30
	October 31, 2008 Compared to October 31, 2007	31
	October 31, 2007 Compared to October 31, 2006	31
	October 31, 2006 Compared to October 31, 2005	32
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	32
	Outlook	32
C.	Research and Development, Patents and Licenses, etc.	32
D.	Trend Information	33
E.	Off-Balance Sheet Arrangements	33
F.	Tabular Disclosure of Contractual Obligations	33

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
A.	Directors and Senior Management	33
B.	Compensation	34
	Option Grants in Last Fiscal Year	35
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	35
	Defined Benefit or Actuarial Plan Disclosure	36
	Termination of Employment, Change in Responsibilities and Employment Contracts	36
	Directors	36
	Securities Authorized For Issuance Under Equity Compensation Plans	37
C.	Board Practices	37
D.	Employees	38

E.	Share Ownership	38

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	39
A.	Major Shareholders	39
B.	Related Party Transactions	39
C.	Interests of Experts and Counsel	39

ITEM 8.	FINANCIAL INFORMATION	40
A.	Consolidated Statements and Other Financial Information	40
B.	Significant Changes	40

ITEM 9.	THE OFFER AND LISTING	40
A.	Offer and Listing Details	40
B.	Plan of Distribution	41
C.	Markets	41
D.	Selling Stockholders	41
E.	Dilution	41
F.	Expenses of the Issue	41

ITEM 10.	ADDITIONAL INFORMATION	42
A.	Share Capital	42
B.	Memorandum and Articles of Association	42
C.	Material Contracts	44
D.	Exchange Controls	44
E.	Taxation	46
	Material Canadian Federal Income Tax Consequences	46
	Dividends	46
	Capital Gains	47
	Material United States Federal Income Tax Consequences	47
	U.S. Holders	48
	Distributions on Common Shares of the Company	48
	Foreign Tax Credit	49
	Information Reporting and Backup Withholding	49
	Disposition of Common Shares of the Company	49
	Currency Exchange Gains or Losses	50
	Other Considerations	50
	Foreign Personal Holding Company	50
	Foreign Investment Company	50
	Passive Foreign Investment Company	50
	Controlled Foreign Corporation	51
F.	Dividends and Paying Agents	52
G.	Statements by Experts	52
H.	Documents on Display	52
I.	Subsidiary Information	52

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	52

PART II		53

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	53

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	53

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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
Induced Polarization or IP

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

Results for the periods ended October 31, 2008 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31
		2008	2007	2006	2005	2004

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($3,945,906)	$2,833,604	($2,035,938)	($45,694,375)	($970,743)
	Per Share¹	($0.11)	$0.08	($0.08)	($2.25)	($0.06)
(c)	Total assets	$8,718,196	$13,051,241	$9,946,640	$2,752,148	$46,127,849
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,001,686	$68,001,686	$67,968,686	$60,528,028	$58,131,339
(f)	Total shareholder equity	$8,578,014	$11,923,179	$9,443,677	$2,397,212	$45,399,348
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($3,945,906)	$2,833,604	($2,035,938)	($45,694,375)	($970,743)
	Per Share¹	($0.11)	$0.08	($0.08)	($2.25)	($0.06)

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($5,899,126)	$1,309,243	($2,262,189)	($2,316,511)	($13,223,014)
	Per Share¹	($0.17)	$0.04	($0.08)	($0.11)	($0.80)
(c)	Total assets	$2,634,376	$8,920,641	$7,372,191	$372,160	$222,565
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,001,686	$68,001,686	$67,968,686	$60,528,028	$58,131,339
(f)	Total shareholder equity (deficiency)	$2,494,194	$7,792,579	$6,869,228	$17,224	($505,936)
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($5,899,126)	$1,309,243	($2,262,189)	($2,316,511)	($13,223,014)
	Per Share¹	($0.17)	$0.04	($0.08)	($0.11)	($0.80)

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On March 13, 2009, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.2433.

The following table sets out the high and low exchange rates for each of the last six months.

	2009		2008
	February	January	December	November	October	September
High for period	1.2918	1.2356	1.2969	1.2855	1.2943	1.0796
Low for period	1.2160	1.2161	1.1965	1.1499	1.0609	1.0338

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2008	2007	2006	2005	2004
Average for the period	1.0269	1.1008	1.1417	1.2135	1.3149

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2008 under Canadian generally accepted accounting principles was $63,064,993. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a high of $0.415 to a low of $0.055 in the period beginning October 31, 2007 and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

Risks of the Company’s exploration efforts failing to establish a viable mining project

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

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and this risk appears more likely in the current economic and financial environment.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure is significantly reduced from that which has been conducted in the past two financial years. Further significant exploration programs, if adopted in future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Risk of adverse currency fluctuations

The Company maintains its accounts in Canadian dollars.  The Company’s operations in Nevada expose it to the impact of fluctuations in the foreign exchange rate of the U.S. dollar against the Canadian dollar. In the most recent six months the cost to the Company of purchasing U.S. dollars has risen materially due to a strengthening of this exchange ratio in favour of the U.S. dollar. The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

Risks of being required to find substantial funding for development of mineral projects

Should the Company ultimately find itself with a funding interest in a joint venture to develop the Lewis Project, located in Nevada, its contribution to the costs necessary to build the necessary mining and processing infrastructure facilities, including electricity, transportation, etc., would be substantial. A similar risk applies to the cost of developing any other mining project.

Risks arising from the Company’s limited experience with development-stage mining operations

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

Risks of experiencing hazards associated with mining, if mining is attained

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

Risks arising from the Company’s exposure to fluctuations in mineral prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of gold and silver have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold is affected by many varied factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens. There can be no assurance that the price of gold will be such that the Company’s properties can be mined at a profit.

Risk of adverse claims against title to the Company’s mineral interests

While the Company has diligently investigated title to all exploration concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to the exploration properties in which the Company has an interest or the right to acquire an interest. The properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

Risks arising from the Company’s limited capacities in the face of extensive industry competition

Significant competition exists for the limited number of mineral property acquisition opportunities available, certainly including in the State of Nevada.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Risks arising from the potential for conflicts of interest of the Company’s directors

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

Risks of operating in foreign countries and under those countries’ regulatory requirements

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

Risks arising from environmental and other regulatory requirements

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

Lack of a history of, or intention to make, dividend payments

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Risks to U.S. investors arising from the fact that the Company's officers and directors reside outside the U.S., raising the risk of potential unenforceability of civil liabilities and judgements

The Company and its officers and all of its directors are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Risks inherent in the fact that the Company’s stock is subject to penny stock rules

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

Risks to U.S. investors should the Company not successfully develop and subsequently generate sufficient cash flow from its properties, such that the Company be classified as a Passive Foreign Investment Company for U.S. tax purposes, possibly resulting in additional taxes to its U.S. stockholders, and reduced liquidity for the stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes. U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences. In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. Also, gain realised on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains. If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties.  The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia).  The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis. The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Nevada) Inc., Madison Enterprises (Latin American), S.A., a Panamanian corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation which, in turn, holds a 40 per cent minority interest in Madison Enterprises (PNG) Ltd., a Papua New Guinea corporation. Madison Enterprises (PNG) Ltd. has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited (“Frontier”) and Oakland Limited (“Oakland”), both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited (“Matu”), a Papua New Guinea corporation. Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited (“Demil”) which is a Papua New Guinea corporation.  See “Item 4 - Information on the Company - C. Organisational Structure” below. As of the date of this report, to the best of the Company’s knowledge and belief Frontier, Oakland, Matu and Demil are inactive and their assets, liabilities and contingent liabilities are immaterial and not of relevance to investors in, and users of the financial statements of, the Company.

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

During the fiscal year ended October 31, 2006, the Company spent $42,322 on sampling and trenching carried out by Petaquilla Minerals Ltd., the Company’s joint venture partner. During the fiscal year ended October 31, 2007 the Company made no expenditures on the Belencillo Property. During the fiscal year ended October 31, 2008 the Company expended $1,043 for legal compliance in Panama to maintain its interests in good standing. Under accounting principles generally accepted in the U.S., all of the Company’s costs in this property have been expensed in accordance with Note 17(a) to the October 31, 2008 financial statements and are included as part of the amount of $6,053,481 adjusted as a reduction in the carrying value of mineral properties as set out in “Balance sheets” in that same Note 17.

The Company does not regard the Belencillo project as a property of major significance. This is based on its relatively immaterial carrying value under Canadian generally accepted accounting principles and on its nil carrying value under U.S. generally accepted accounting principles. It is the Company’s plan to seek to dispose of its interest for cash, for shares of a publicly traded enterprise or for other valuable consideration. No discussions or negotiations to this end have recently occurred. Recent material transactions during 2008 related to an adjacent mineral property held by unrelated third parties provide some grounds encouraging the Company’s plan.

Acquisition of the Mt. Kare Property, Papua New Guinea

Through a series of transactions from 1996 to 1999, the Company acquired a 90% beneficial interest in the Mt. Kare Property in Papua New Guinea.

Through a series of transactions from 2005 to 2007, the Company divested itself of an effective 54% interest in the Mt. Kare Property. The Company’s formerly wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”), owns a 90% beneficial interest in the Mt. Kare Property.  MPNG is held, indirectly through subsidiaries, 60% by Buffalo Gold Ltd. (“Buffalo”) and 40% by the Company, such that those entities own an effective 54% and an effective 36% interest in the Mt. Kare Property.  The other 10% is held in trust for Kare-Puga Development Corporation Pty Limited (“KDC”), a private Papua New Guinea company that represents the traditional landowners at Mt. Kare which in turn holds its 10% beneficial interest in trust for such traditional landowners.

The Mt. Kare Property is operated as a joint venture comprised of Buffalo and the Company and they are responsible to fund 60% and 40% respectively of costs or be subject to dilution. Buffalo is the operator of the joint venture. Since the formation of the joint venture and to the date of this report, Buffalo has not proposed for the joint venture’s consideration any programs or budgets. It is the Company’s current intention that upon presentation of any future programs and budgets for the Mt. Kare project by Buffalo, it will elect not to fund its portion and thereby become subject to dilution of its interest. Accordingly, the Company no longer regards the Mt. Kare project as a property of major significance.

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of Lewis. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. The advance royalty for the first year was paid by the Joint Venture in December 2007 at the time of exercising the purchase option and the advance royalty for the second year has recently been paid, subsequent to the completion of the October 31, 2008 fiscal year. The amount of this payment as determined pursuant to the escalation clause was US$70,204 of which the Company’s 60% portion is US$42,123.

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”).  Under the GAM Agreement, the Company could acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement. The Company had an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which totalled US$72,000 and have been paid) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. Prior to the end of the fiscal year ending October 31, 2006, the Company had made sufficient exploration expenditures and other required payments on the Lewis Property to acquire a 60% interest in the Lewis Agreement, and the Company and GAM in 2006 formed a 60/40 joint venture for ongoing exploration and development of the Lewis Property. In 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of Golden Predator Mines Inc. (“Predator”), a public company whose shares are listed for trading on the Toronto Stock Exchange.

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

Considering the Company’s plans for the Mount Kare project as described above in “Acquisition of the Mt. Kare Property, Papua New Guinea”, i.e., to elect to be diluted below its current 40% interest rather than participate in funding further programs and budgets which may be proposed by the operator, the Company no longer believes that the Mount Kare property is of major significance to it.

[The balance of this page is intentionally left blank.]

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 28, 2009:

Madison Minerals Inc. (Incorporated in B.C.)

Madison Enterprises (Latin American), S.A 100% (Incorporated in Panama)	Madison Enterprises (BVI) Inc. 100% (Incorporated in the British Virgin Islands)	Madison Enterprises (Nevada) Inc. 100% (Incorporated in Nevada)

Belencillo Property Panama 31.12%	Madison Enterprises (PNG) Ltd. 40% (Incorporated in Papua New Guinea)	Lewis Property Nevada 60%

Frontier Mining & Exploration Limited 100% (Incorporated in Papua New Guinea)	Mt. Kare Property PNG 90%	Oakland Limited 100% (Incorporated in Papua New Guinea)

Matu Mining Limited 66.67% (Incorporated in Papua New Guinea)		Matu Mining Limited 33.33% (Incorporated in Papua New Guinea)

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

From June 2002 to December 2007, the Phoenix Joint Venture fulfilled all their obligations to exercise the option and in December 2007 paid the specified purchase price of US$2,000,000 acquiring a 100% interest in the Lewis Property. The Lewis Property is subject to an advance minimum royalty of US$60,000 per year (subject to a defined annual escalation based on the consumer price index) commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals in favour of Lewis, now held by Allied Nevada Gold Corp. (parent company of Victory Exploration Inc. formerly Lewis). These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option, after which the purchase price for the royalties increases by US$500,000 per annum on each December 27th, the anniversary of the date of exercise of the purchase option.

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

During 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of Golden Predator Mines Inc., a public company whose shares are listed for trading on the Toronto Stock Exchange.

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

Location Map
Reno
Lewis Property
Las Vegas
0 Miles 100
Nevada, USA
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
R 43 E
T 32 N
T 31 N
N
Newmont
Newmont
N. Hider Fault
Circle Peak Fault
Hider, White & Shiloh
Hider Fault
White and Shiloh Fault
Trinity Fault
Trinity
Central Virgin
Buena Vista South
Buena Vista Fault
Virgin
Plumas Fault
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Copper Canyon
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member pf the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Mountain Formation
Ch Harmony Formation
Dsc Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Showings
0 0.5 1 2
kilometres

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

In 1986, American Barrick optioned the Lewis Property.  During the next three years they conducted geological mapping, geochemistry, and geophysics, and drilled a number of historic mineral occurrences (Virgin, Buena Vista, Trinity and Hider) as well as several new exploration targets in the south and southwest and at Antler Peak to the north.  Homestake joint ventured with Barrick and reinterpreted the data before terminating the agreement in 1989.  F.W. Lewis worked the property from 1989 until 1994 when it was optioned by Santa Fe Pacific Gold Corp. who conducted drilling at Hider target and at the historic Trinity occurrence.  F.W. Lewis Inc. negotiated a new boundary agreement in 1996 with Battle Mountain Gold.  Nighthawk North Exploration and United Tex-Sol optioned the Lewis Property in 1996-97 and completed detailed drilling at the historic Virgin-Blossom occurrence.  In 1998, Golden Phoenix optioned the property and redrilled three of the earlier Barrick holes (FWL 39, 43, 47).

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

In November 2002, the Company carried out an initial nine-hole 5,835-foot reverse circulation drilling program on the Lewis Property. This program tested stratigraphic and structural targets along a 400-foot north-south extent of the Virgin Structural Zone, starting four hundred feet north of the Newmont boundary. The objectives of this initial phase of exploration drilling were to confirm geology, structure, mineralization and continuity and expand the along-strike and up-dip extensions of Virgin style mineralization identified by previous operators.

The drilling successfully met its objectives and encountered mineralization in all of the holes.  Compilation and interpretation of previous drilling results and the Company’s recently obtained drilling results, confirms that the mineralising system at the Fortitude deposit (the Virgin Structural Zone) continues on to the Lewis Property for considerable distance. These results also suggested that the Virgin Structural Zone is open to expansion in every direction.

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

Exploration - Recent Results

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

From July to November 2007 the Phoenix Joint Venture undertook ten core and 34 reverse circulation drill holes totalling 31,643 feet. Ten core holes were drilled to evaluate structure and geology, and to confirm previous RC drill results. Thirty-four reverse circulation holes were drilled as in-fill and step-out holes at 100 foot centres along three north-south drill sections to test the Virgin Zone mineralization along strike to the north and down-dip to the west and enable the company to define a future preliminary resource estimate. The program met its objective intersecting precious metal mineralization in all the holes and confirming previous RC drill results.

In addition the Company carried out an IP geophysical survey to further define areas of interest within and along the strike of both the Virgin and Buena Vista mineral trends. Zonge Geophysics of Reno was contracted and completed 20 lines of IP survey, totaling 57,500 feet, approximately ten miles.

The 2008 drill program consisted of 17 core holes totalling 3,855 metres and 33 reverse circulation holes totalling 5,567 metres. The program targeted the central portion of the Virgin Zone and included both in-fill and step-out holes using 30 metre drill spacing. A small percentage of core holes used have confirmed previous RC results and the geological and structural models. The drilling expanded the Virgin Zone by 100 metres down-dip over a 300 metre strike length. The Virgin Mineralized Zone remains open along strike to the north and south and down-dip to the west and has been defined over a minimum 750 metre strike length and now 350 metres east-west. Note that for 2008 and future years we are and shall be reporting in metric dimensions.

Significant gold and silver results from the 2008 drilling compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

A program and budget for 2009 is under preparation for consideration by the joint venture partners.

Mt. Kare Property, Papua New Guinea

The Company no longer regards this property to be of major significance. The Company’s formerly wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”), owns a 90% beneficial interest in the Mt. Kare Property. MPNG is now held, indirectly through subsidiaries, 60% by Buffalo Gold Ltd. (“Buffalo”) and 40% by the Company, such that those entities own an effective 54% and an effective 36% interest in the Mt. Kare Property.  The other 10% is held in trust for Kare-Puga Development Corporation Pty Limited (“KDC”), a private Papua New Guinea company that represents the traditional landowners at Mt. Kare which in turn holds its 10% beneficial interest in trust for such traditional landowners.

The Mt. Kare Property is operated as a joint venture comprised of Buffalo and the Company and they are responsible to fund 60% and 40% respectively of costs or be subject to dilution. Buffalo is the operator of the joint venture. Since the formation of the joint venture and to the date of this report, Buffalo has not proposed for the joint venture’s consideration any programs or budgets. It is the Company’s current intention that upon presentation of any future programs and budgets for the Mt. Kare project by Buffalo, it will elect not to fund its portion and thereby become subject to dilution of its interest.

Belencillo Property, Panama

The Company does not regard this property to be of major significance. The location, a summary of the project’s exploration and the nature of the Company’s 31.12% interest are set out in Item 4.A above under “Acquisition of the Belencillo Property, Panama”. It is the Company’s plan to seek to dispose of its interest for cash, for shares of a publicly traded enterprise or for other valuable consideration. No discussions or negotiations to this end have recently occurred. Recent material transactions during 2008 related to an adjacent mineral property held by unrelated third parties provide some grounds encouraging the Company’s plan.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  During the fiscal years ended October 31, 2006, 2007 and 2008 the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada. The Company has no plans to contribute to the funding of any further exploration on the Mt. Kare Property in Papua New Guinea at the present time.

Operations on the Lewis Property during fiscal 2008

As at October 31, 2008, the Company had incurred, in respect of its 60 per cent interest, $7,579,299 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2008, the Company incurred, in respect of its 60 per cent interest,  option fees and acquisition and exploration expenditures of $3,164,760 on the project, comprised of acquisition costs of $1,206,720, an advance royalty payment of $36,202, assay costs of $338,277, camp costs of $9,688, contractors and geological staff costs of $234,300, drilling costs of $1,220,497, land, legal and insurance costs of $47,577, option fees of $5,863, and travel and accommodation costs of $65,636. The option having been exercised in December 2007, no further option fees are required. U.S. persons using this Annual Report should note that of the $3,164,760 added in fiscal 2008 to mineral property carrying costs under Canadian generally accepted accounting principles, the amount of $1,921,838 cannot be so added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2008. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,579,299 as the cumulative carrying value for the Lewis Property set out above is reduced by a cumulative total of $6,010,116 to a carrying value under U.S. generally accepted accounting principles of $1,569,183 as set out in “Balance sheets” in Note 17 to the Company’s financial statements for the year ended October 31, 2008.

Exploration within the Lewis Property has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude area on the adjacent Newmont project, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style. The Lewis Property covers an area including a three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.

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

The Company intends to undertake further drilling on the Virgin and Buena Vista mineral zones including both reverse circulation and core drilling. Programs and budgets for 2009 have not been established.

Fiscal Year Ended October 31, 2008 Compared to Fiscal Year Ended October 31, 2007

During the fiscal year ended October 31, 2008, the Company recorded a loss on the write-down of marketable securities of $3,340,283, interest earned of $85,751, project management fees of $126,789 and a foreign exchange gain of $140,656. During the fiscal year ended October 31, 2007, the Company recorded a recovery of resource property costs previously written down of $3,366,331, interest earned of $236,044, project management fees of $142,425 and a foreign exchange loss of $128,600.

The very material marketable securities write-down was a non-cash item resulting from an extremely severe decline in the market value of shares in Buffalo Gold Ltd. (“Buffalo”) during and subsequent to the fiscal year, as set out in Note 4(b) to the 2008 financial statements. This decline is related to the widespread decline in equity valuations which have occurred as part of the current severe stress in financial markets generally, and which is heightened in the case of a very large majority of share valuations for mineral exploration companies without proven resources, and certainly in the case of Buffalo. This source of expense is clearly of a non-recurring nature, and is associated with the similarly non-recurring income recognized on the receipt of the share position in Buffalo in fiscal 2007 described below.

The decreased interest earned reflects diminishing cash balances held in fiscal 2008, as the Company’s balance of proceeds from a financing late in the 2006 fiscal year continued to be expended on mineral exploration. In addition, interest rates achievable on the Company’s surplus funds diminished in fiscal 2008 compared to fiscal 2007. The foreign exchange gain arose principally from a holding in U.S. funds during a period when that currency was strengthening against our reporting currency, the Canadian dollar – an opposite foreign exchange effect from that experienced in the preceding fiscal year.

Expenses for the fiscal year ended October 31, 2008 were $958,819, up significantly from $782,594 for the fiscal year ended October 31, 2007, principally resulting from an increase in stock-based compensation costs, to $175,127 in fiscal 2008 recognized upon a large grant to numerous optionees, compared to $54,407 in fiscal 2007, when the only recognition was on the vesting of one-half of a single grant. Accounting and audit costs increased by $68,398 largely attributable to a significant outlay for outside consulting on internal control certification associated with Sarbanes-Oxley legislation; office and rent costs increased by $36,989 reflecting increased levels of activity and expenditure at the Lewis project, and salaries and benefits increased by $21,759 reflecting a general compensation increase. Public relations expenses decrease by $73,025 reflecting a reduction of activity in this costs centre.

Fiscal 2008 yielded, based on Canadian generally accepted accounting principles, a net loss for the year of $3,945,906 or $0.11 loss per share compared to net income in fiscal 2007 of $2,833,604, or $0.08 income per share. The principal components of the swing from earnings to loss were the write-down of marketable securities upon the recognition of a permanent impairment, and a large increase in stock-based compensation expense. The Company expects to continue in a net loss position for the fiscal year ending October 31, 2009 due to the nature of its operations as a development stage company. As set out in Note 17 to the financial statements, based on U.S. generally accepted accounting principles the 2008 net loss was $5,868,787 or $0.17 per share, with the additional net loss under U.S. GAAP arising from the requirement to charge as expense $1,922,881 in mineral exploration costs, of which all but $1,043 were incurred on the Lewis Project.

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

Within the last 12 months and in particular since October 2008 very severe deteriorations in the capital markets have occurred. These have affected many asset classes, including common equities, and valuations have in a wide array of cases fallen dramatically from higher levels which were prevalent in years such as 2006 and 2007. The reduction in values has been particularly pronounced for the common equity of junior mineral resource exploration companies, such as Madison Minerals Inc., and this is demonstrated in Item 9.A “Offer and Listing Details”. The Company is of the opinion that, currently, the receptivity of the capital markets for possible sales of new common shares of the Company must be assumed to be at a low point.

In the near term, the Company plans to continue its exploration activities on its currently held properties.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. The amounts likely to be expended on the Lewis Gold Project for 2009 are expected to be lower than in 2008, reflecting the Company’s current cash resources. Simply put, the Company will not spend what it does not have. The Company shall remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the 2008 Financial Statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

Management has considered whether the current economic challenges could indicate possible impairment of the carrying values of the Company’s resource projects. Following a focused review, management has concluded that conditions suggesting impairment are not present.

At October 31, 2007, the Company had working capital of $896,022 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year. If the Company is to advance or develop its mineral properties further, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, doubt could arise about its ability to continue as a going concern.

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

October 31, 2008 Compared to October 31, 2007

At October 31, 2008, the Company's current assets totalled $1,036,204 compared to $8,539,158 at October 31, 2007.  The decrease is attributable principally to the drawdowns in the Company’s cash position as set out in the Statement of Cash Flows, and to the write-down of the carrying value of 3,521,648 shares of Buffalo Gold Ltd. recognized at each fiscal quarter in the 2008 fiscal year. During the fiscal year, total liabilities decreased to $140,182 from $1,128,062. The principal component of this decrease was the payment out in December 2007 of funds advanced in the 2007 fiscal year by our joint venture partner in payment of our partner’s USD $800,000 share of the price to exercise the purchase option for the Lewis Property, as set out in Note 5 to the Financial Statements. As a result of these factors, the Company had working capital of $896,022 at October 31, 2008 as compared to $7,411,096 at October 31, 2007.  The Company had no long-term debt at either October 31, 2008 or October 31, 2007.

At October 31, 2008, the Company had total assets of $8,718,196 compared to $13,051,241 at October 31, 2007.  This decrease is principally attributable to the decline in the market value of the Buffalo Gold shares at the 2007 year-end date and to cash costs of operating activities as set out in the Statement of Cash Flows.

Share capital as at October 31, 2008 was $68,001,686, unchanged from the prior year.

The Company's largest cash outflows in the fiscal years ended October 31, 2008 and October 31, 2007 were expenditures on its Lewis Property, Nevada. During the fiscal year ended October 31, 2007, the Company incurred cash property expenditures of $3,186,153, compared to $1,816,867 during the fiscal year ended October 31, 2006. The amount of exploration costs incurred by the Company fluctuates based on the scope of the exploration programs the joint venture agrees to conduct. The fiscal 2008 expenditures were significantly increased by the Company’s USD $1,200,000 portion of the Lewis Property acquisition price, paid in December 2007 on exercise of the purchase option.

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

Outlook

For the remainder of the fiscal year ending October 31, 2009, the Company’s activities will continue to focus on the Lewis Property. Our technical staff have commenced formulating a program and budget for 2009, which will then be submitted to the joint venture for consideration and adoption. At the Mt. Kare Property, it is the Company’s current intention that upon presentation of any future programs and budgets for the Mt. Kare project by Buffalo, we will elect not to fund our portion and thereby become subject to dilution of our interest. Based on existing working capital, the Company does not expect to require additional financing during the current 2009 fiscal year. The Company has no material commitments for capital expenditures for the 2009 fiscal year.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

Readers of this report are referred to the disclosure above in Item 5.B “Liquidity and Capital Resources” for a discussion of recent adverse developments in the capital markets, which may have a significant adverse effect on the Company’s ability to raise equity capital for its operations beyond the end of fiscal 2009.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 32 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 30 years.  Mr. Brown is 61 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008.  She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She has worked as an editor for The Northern Miner from 1994 to 2001.  Ms. Danielson is 57 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organising and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 59 years old and is the spouse of Mr. Idziszek.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 61 years old and is the spouse of Ms. Dragovan.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 60 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 50 years old.

B.

      Compensation

During the fiscal year ended October 31, 2008, the Company paid or accrued cash compensation of $18,800 by way of professional and consulting fees and $278,403 by way of salaries and benefits to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2008 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2008, 2007 and 2006 in respect of the individuals who were, during those fiscal years, the Named Executive Officers.

Summary Compensation Table

Annual Compensation			Long Term Compensation

				Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek President and CEO	2008 2007 2006	$130,000 $126,078 $142,897	$3,000 $3,000 $3,000	nil nil nil	100,000 nil 350,000	n/a n/a n/a	n/a n/a n/a	$19,636 $23,040 nil

Ian Brown, CFO	2008 2007 2006	$54,167 $25,000 n/a	$2,000 nil n/a	nil nil n/a	50,000 200,000 n/a	n/a n/a n/a	n/a n/a n/a	$1,600 nil nil

Naomi Corrigan, Former CFO	2008 2007 2006	n/a $31,003 $25,718	n/a nil nil	n/a nil nil	n/a nil 50,000	n/a n/a n/a	n/a n/a n/a	nil nil nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2008:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	100,000	14%	$0.25	$0.25	April 14, 2013
Ian Brown CFO	50,000	7%	$0.25	$0.25	April 14, 2013
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended October 31, 2008.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended October 31, 2008 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	530,000/nil	nil
Ian Brown	nil	nil	250,000/nil	nil
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of $0.07 for the common shares of the Company on the TSX Venture Exchange on October 31, 2008, less the exercise price of each option.

5	All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure – There are no such plans to be disclosed.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no formal employment agreements between the Company and its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, the Company paid or accrued $18,800 to a company controlled by J.G. Stewart for professional services rendered. Ms. Nell Dragovan received $65,000 in salary and a bonus of $3,000.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2008 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
F. Martha Deacon(2)	nil	n/a	n/a	n/a	n/a
Vivian Danielson	125,000	17%	$0.25	$0.25	April 14, 2013
Nell Dragovan	50,000	7%	$0.25	$0.25	April 14, 2013
Robert Sibthorpe	50,000	7%	$0.25	$0.25	April 14, 2013
J.G. Stewart	50,000	7%	$0.25	$0.25	April 14, 2013
*		Percentage of all options granted during the fiscal year
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

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2008 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
F. Martha Deacon[6]	nil	nil	nil	Nil
Vivian Danielson	nil	nil	125,000/nil	Nil
Nell Dragovan	nil	nil	230,000/nil	Nil
Robert Sibthorpe	nil	nil	230,000/nil	Nil
James G. Stewart	nil	nil	255,000/nil	Nil
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of $0.07 for the common shares of the Company on the TSX Venture Exchange on October 31, 2008, less the exercise price of each option.

5	All such options are currently exercisable.
6	F. Martha Deacon resigned as a Director effective February 6, 2008.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2008.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2008, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	3,372,616	$0.80	171,092
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	3,372,616	$0.80	171,092

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

The Company’s Audit Committee is comprised of Vivian Danielson, Nell Dragovan and Robert Sibthorpe. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company’s auditors, the Audit Committee shall convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended October 31, 2008, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal year ended October 31, 2007, the Company had seven employees, all of whom worked at the Company’s head office. Of the seven employees, three worked in management roles, three in administrative roles, and one in accounting. Mineral exploration work was carried out by contract staff. During the fiscal year ended October 31, 2006, the Company had eight employees. Of the eight employees, one worked in a management role (in Canada), three in administrative roles (in Canada), two in accounting roles (in Canada) and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and one in Papua New Guinea).  None of the Company’s employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at February 10, 2009	Number of Options or Warrants Outstanding at February 10, 2009	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Ian Brown	Nil	200,000 50,000	0.7%	$0.77 $0.25	April 27, 2012 April 14, 2013
Vivian Danielson	15,000	125,000	0.4%	$0.25	April 14, 2013
Nell Dragovan	1,098,718	80,000 100,000 50,000	3.7%	$0.38 $1.10 $0.25	May 27, 2010 October 20,2011 April 14, 2013
Chet Idziszek	947,928	80,000 350,000 100,000	4.1%	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013
Robert Sibthorpe	Nil	80,000 100,000 50,000	0.6%	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013
J.G. Stewart	153,929	80,000 125,000 50,000	1.1%	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013

Total:	2,215,575	1,620,000	10.6%

1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 10, 2009, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 35,437,076 Common Shares outstanding as of February 10, 2009.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.  As at the date hereof, stock options entitling the purchase of up to 3,352,616 had been granted to directors, officers and employees of the Company and a further 191,091 shares are reserved for issuance under the Plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

There are no persons holding greater than 5% of the Company’s common shares at February 10, 2009.

As at February 10, 2009 there were 35,437,076 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc. (formerly Pacific Corporate Trust Company), of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 198 record holders of the Company's common shares resident in the United States, holding an aggregate 3,171,007 common shares.  This number represents approximately 8.9% of the total issued and outstanding common shares of the Company as at February 10, 2009.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States, as at February 10, 2009 there were 1,771 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 11,761,410 common shares. Adding this number to the 3,171,007 shares recorded in the records of the Company’s transfer agent and registrar, as at February 10, 2009 a total of 14,932,417 common shares were held in the United States by a total of 1,969 record holders, totalling approximately 42.1% of the total issued and outstanding common shares of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2008, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2008 which contain an Independent Auditor’s Report dated March 13, 2009, Consolidated Balance Sheets as at October 31, 2008 and 2007, Consolidated Statements of Operations for the Fiscal Years Ended October 31, 2008, 2007 and 2006, Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended October 31, 2008, 2007 and 2006, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2008, 2007 and 2006, and Notes to the Consolidated Financial Statements.

B.

Significant Changes

                 No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

                 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

	High	Low
Fiscal Year 2008-2009
February 2009	$0.19	$0.115
January	$0.18	$0.08
December 2008	$0.105	$0.055
November	$0.12	$0.055
October	$0.18	$0.055
September	$0.18	$0.11
First Quarter to January 31, 2009	$0.18	$0.055
2008	$0.415	$0.055
Fourth Quarter	$0.22	$0.055
Third Quarter	$0.29	$0.155
Second Quarter	$0.345	$0.255
First Quarter	$0.415	$0.28
2007	$1.27	$0.27
Fourth Quarter	$0.445	$0.27
Third Quarter	$0.72	$0.335
Second Quarter	$0.85	$0.61
First Quarter	$1.27	$0.75
2006	$1.34	$0.23
2005	$0.86	$0.24
2004	$0.81	$0.13

The closing price of the Company's common shares on the TSX Venture Exchange on March 13, 2009 was $0.11.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCBB”) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2008-2009
February 2009	US$0.179	US$0.080
January	US$0.145	US$0.058
December 2008	US$0.094	US$0.0409
November	US$0.145	US$0.026
October	US$0.185	US$0.06
September	US$0.174	US$0.0903
First Quarter to January 31, 2009	US$0.145	US$0.026
2008	$0.6261	$0.06
Fourth Quarter	$0.212	$0.06
Third Quarter	$0.39	$0.151
Second Quarter	$0.37	$0.241
First Quarter	$0.6261	$0.24
2007	US$1.1225	US$0.2401
Fourth Quarter	US$0.49	US$0.2401
Third Quarter	US$0.74	US$0.30
Second Quarter	US$1.00	US$0.42
First Quarter	US$1.1225	US$0.55
2006	US$1.19	US$0.19
2005	US$0.69	US$0.18
2004	US$0.56	US$0.0986

The closing price of the Company's common shares on the OTCBB on March 13, 2009 was US$0.10.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) since July 30, 1980 and have traded on the OTCBB since February 25, 1997.

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

Unless they are redeemed earlier, the rights will expire ten years from March 5, 2008.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is a small business issuer as defined in Form 20-F and is not required to provide this disclosure.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 5, 2008 the Board of Directors of the Company adopted a shareholder rights plan and authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to March 5, 2008.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

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

The rights plan was approved by the shareholders of the Company at the annual general meeting of the Company held on April 9, 2008.  Unless they are redeemed earlier, the rights will expire ten years from March 5, 2008.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, the fiscal year ended October 31, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and  Exchange Commission rules and forms.

Management’s Report on Internal Control over Financial Reporting (“ICFR”)

Management is responsible to the Board of Directors for the preparation of   financial statements of the Company. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including note disclosure of the reconciliation to US GAAP, and necessarily include some amounts based on estimates and judgments.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at October 31, 2008, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2008 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$38,000	89%
Audit-related fees	-	-
Tax fees	$4,500	11%
All other fees	-	-
Total fees	$42,500	100%

These amounts related to work done for the fiscal year ended October 31, 2007.

The aggregate fees billed in the fiscal year ended October 31, 2007 by Davidson & Company, the Company’s principal accountants are :

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$33,500	85%
Audit-related fees	-	-
Tax fees	$6,000	15%
All other fees	-	-
Total fees	$39,500	100%

These amounts related to work done for the fiscal year ended October 31, 2006.

The Company has made an accrual of $54,000 for combined audit fees and tax fees for the fiscal year ended October 31, 2008. No billings have to date been received in respect of this fiscal year.

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2008, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2008, which is the period covered by this Annual Report on Form 20F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 17 therein).  For a history of exchange rates in effect for U.S. dollars as against Canadian dollars, see page 11 of this Annual Report.

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
*4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)	E-475
4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008	E-526

4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008	E-534
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 23rd day of March, 2009

MADISON MINERALS INC.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

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
*4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)	E-475
4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008	E-526
4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008	E-534
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2008

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Madison Minerals Inc.

We have audited the consolidated balance sheets of Madison Minerals Inc. as at October 31, 2008 and 2007 and the consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended October 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended October 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 23, 2009 (except as to Note 17 which is as of March 13, 2009)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements or when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements.  Our report to shareholders dated February 23, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such events or conditions or changes in accounting principles in the auditor’s report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 23, 2009 (except as to Note 17 which is as of March 13, 2009)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT OCTOBER 31

	2008	2007

ASSETS

Current
Cash and cash equivalents	$582,179	$5,511,333
Marketable securities (Note 4)	48,221	2,962,890
Receivable from joint venture partner (Note 5)	294,847	-
Other receivables (Note 10(b))	107,100	61,078
Prepaid expenses and deposits	3,857	3,857

	1,036,204	8,539,158
Mineral properties (Note 5)	7,622,664	4,456,861
Advances to contractors	-	35,443
Fixtures and equipment (Note 6)	59,328	19,779

	$8,718,196	$13,051,241

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 10(b))	$140,182	$176,901
Advances from joint venture partner (Note 5)	-	951,161

	140,182	1,128,062
Shareholders' equity
Capital Stock (Note 7)
Authorized
Unlimited common shares without par value
Issued
35,437,076 (2007 – 35,437,076) common shares	68,001,686	68,001,686
Contributed surplus (Note 7)	3,657,216	3,482,089
Accumulated other comprehensive loss	(15,895)	(441,509)
Deficit	(63,064,993)	(59,119,087)

	8,578,014	11,923,179

	$8,718,196	$13,051,241

Nature and continuance of operations (Note 1)

Commitments (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2008	2007	2006

EXPENSES
Accounting and audit	$104,500	$36,102	$39,455
Amortization	23,815	5,973	7,514
Consulting (Note 10(a))	8,209	-	24,000
Filing fees	19,947	24,577	21,952
Insurance	12,393	11,408	8,932
Legal fees (Note 10(a))	26,737	45,478	44,220
Office and rent	233,754	196,765	196,222
Office reimbursements (Note 10(c))	(121,694)	(128,082)	(101,380)
Miscellaneous property expenditures	5,802	-	22,944
Public relations	70,329	143,354	104,813
Salaries and benefits	370,901	349,142	286,256
Shareholder information	1,757	2,572	1,868
Stock-based compensation (Note 8)	175,127	54,407	1,620,691
Transfer agent’s fees	9,790	13,141	12,701
Travel	17,452	27,759	13,573

	(958,819)	(782,596)	(2,303,761)

OTHER INCOME (EXPENSES)
Interest earned	85,751	236,044	44,607
Project management fees (Note 5)	126,789	142,425	-
Foreign exchange gain (loss)	140,656	(128,600)	8,193
Cost recoveries	-	-	65,023
Write-down of marketable securities (Note 4)	(3,340,283)	-	-
Recovery of mineral property costs previously written down (Note 5)	-	3,366,331	150,000

	(2,987,087)	3,616,200	267,823

Income (loss) for the year	(3,945,906)	2,833,604	$(2,035,938)

Unrealized gain on marketable securities (Note 4)	-	14,450
Unrealized loss on marketable securities (Note 4)	(62,135)	(487,749)
Reversal of unrealized loss on marketable securities	487,749	-

	425,614	(473,299)

Comprehensive income (loss) for the year	$(3,520,292)	$2,360,305

Basic and diluted earnings (loss) per common share	$(0.11)	$0.08	$(0.08)

Weighted average number of common shares outstanding	35,437,076	35,420,314	27,036,844

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian dollars)

YEARS ENDED OCTOBER 31

		2008	2007	2006

STATEMENT OF DEFICIT

Balance, beginning of year		$(59,119,087)	$(61,952,691)	$(59,916,753)
Net income (loss) for year		(3,945,906)	2,833,604	(2,035,938)

Balance, end of year		$(63,064,993)	$(59,119,087)	$(61,952,691)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year		$(441,509)	$-

Adjustment to opening balance on adoption of standard (Note 3)		-	31,790
Unrealized loss on marketable securities (Note 4)		(62,135)	(487,749)
Unrealized gain on marketable securities (Note 4)		-	14,450
Reclassification to statement of operations on recognition of permanent impairment (Note 4)		487,749	-

Balance, end of year	$	(15,895)	$(441,509)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED OCTOBER 31

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$(3,945,906)	$2,833,604	$(2,035,938)
Items not affecting cash:
Amortization	23,815	5,973	7,514
Stock-based compensation	175,127	54,407	1,620,691
Write-down of marketable securities	3,340,283	-	-
Recovery of mineral property costs previously written down	-	(3,366,331)	-

Changes in non-cash working capital items:
Increase in receivables	(46,022)	(24,232)	(24,210)
Increase (decrease) in accounts payable and accrued liabilities	18,974	(66,766)	119,605

Net cash used in operating activities	(433,729)	(563,345)	(312,338)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (to) joint venture partner	(1,246,008)	951,161	-
Proceeds from issuance of capital stock	-	33,000	7,688,882
Share issuance costs	-	-	(290,401)
Refund of deferred financing costs	-	-	6,000

Net cash provided (used) by financing activities	(1,246,008)	984,161	7,404,481

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(3,186,053)	(1,816,867)	(677,521)
Advances to contractors	-	(35,443)	-
Cost of property disposition	-	(9,169)	-
Recovery of mineral property costs	-	-	500,000
Purchase of fixtures and equipment	(63,364)	(1,037)	(2,176)

Net cash used in investing activities	(3,249,417)	(1,862,516)	(179,697)

Change in cash and cash equivalents	(4,929,154)	(1,441,700)	6,912,446

Cash and cash equivalents, beginning of year	5,511,333	6,953,033	40,587

Cash and cash equivalents, end of year	$582,179	$5,511,333	$6,953,033

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

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

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

As at	2008	2007

Working capital	$896,022	$7,411,096
Deficit	(63,064,993)	(59,119,087)

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

OCTOBER 31, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, stock-based compensation, asset retirement obligations, the useful lives estimate for fixtures and equipment and the application of a valuation allowance against future income tax assets.  Actual results could differ from those reported.

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

During the years ended October 31, 2008 and 2007 the Company’s holdings of marketable securities were classified as available-for-sale and accounted for as described in Note 3(b), with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet.

For the 2006 fiscal year, investments in marketable securities were recorded at the lower of cost or market value on an individual investment basis.

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Fixtures and equipment

Fixtures and equipment are recorded at cost less accumulated amortization, which is provided for using the straight line method at the following annual rates:

Computer equipment	Straight line over five years
Furniture and fixtures	Straight line over five years
Office equipment	Straight line over five years
Leasehold improvements	Straight line over life of lease

During fiscal 2008, the Company revised its estimate of useful lives relating to computer equipment, furniture and fixtures and office equipment.  The change did not have a material effect on the financial statements.

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

Foreign currency translation

Foreign operations are integrated and translated using the temporal method, whereby monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates. Translation gains and losses are reflected in the loss for the year.

Monetary accounts of the Company denominated in foreign currency are translated at the year-end exchange rates.  Exchange gains and losses on translation are recognized in the year they arise.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

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

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At October 31, 2008, 2007 and 2006, the total number of potentially dilutive shares excluded from earnings (loss) per share was 3,372,616, 5,957,998, and 7,797,938 respectively.

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

The following weighted average numbers of shares were used for computation of earnings (loss) per share:

	2008	2007	2006

Weighted average shares used in computation of basic earnings (loss) per share	35,437,076	35,420,314	27,036,844

Effect of dilutive securities
Stock options and warrants	-	472,850	-

Weighted average shares used in computation of diluted earnings (loss) per share	35,437,076	35,893,164	27,036,844

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.  Any consideration paid on the exercise of stock options is credited to capital stock.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Goodwill and Intangible Assets

The Company will adopt the new standard Section 3064, Goodwill and Intangible Assets, for its fiscal year beginning November 1, 2008.  This section replaces Section 3062, Goodwill and Other Tangible Assets, and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062.  The Company has determined that the adoption of this new standard will not have a significant impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing November 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending January 31, 2012. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheet at October 31, 2011. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties unchanged under IFRS, which are among its most significant accounting policies.

3.

CHANGES IN ACCOUNTING POLICIES

Effective November 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

3.

CHANGES IN ACCOUNTING POLICIES (cont'd …)

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

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading and its marketable securities as available-for-sale.  Receivables are classified as loans and receivables.  Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability.  Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855 during fiscal 2007, the Company recognized an adjustment to opening accumulated other comprehensive income (loss) and marketable securities of $31,790, to recognize the fair value increase over the provided carrying value of the investment in Lund Gold Ltd.

Effective November 1, 2007, the Company adopted the following new accounting standards issued by the CICA.  As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial instruments and how the entity manages those risks.  This section, together with Section 3863, Financial Instruments – Presentation, replaced Section 3861, Financial Instruments – Disclosure and Presentation.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of these Sections has had no impact on the Company’s financial statements other than additional disclosure in Note 14.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

3.

CHANGES IN ACCOUNTING POLICIES (cont'd …)

Capital disclosures

The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 15, the adoption of this section has had no impact on the Company’s financial statements.

4.

MARKETABLE SECURITIES

At October 31, 2008 the Company’s holdings of marketable securities consisted of:

(a)

289,000 shares of Lund Gold Ltd. (“Lund”), a company related by having a number of directors in common, acquired in 2003 in consideration of a loan made to Lund by the Company.  As of November 1, 2006, upon the adoption of new accounting standards in respect of financial instruments, these shares were recorded at the fair value of $60,690.  At October 31, 2007 the fair value was $75,140 with the increase in fair value of $14,450 credited to the statement of accumulated other comprehensive income (loss). At October 31, 2008 the fair value was $13,005 with the decrease in fair value of $62,135 charged to the statement of accumulated other comprehensive income (loss).

(b)

3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company with one director in common, acquired in consideration of the sale in fiscal 2007 of 60 per cent of the Company’s interest in the Mt. Kare mineral project as described in Note 5.  The fair value of these shares when received was $3,375,500.  At October 31, 2007 the fair value was $2,887,751 with the decrease in fair value of $487,749 charged to the statement of accumulated other comprehensive income (loss). At October 31, 2008 the Company made the determination that its holding of Buffalo shares was permanently impaired and reduced the carrying value to $0.01 per share or $35,216 in the aggregate. The reduction in fair value was $2,852,534. This amount, together with the reduction in fair value recognized in fiscal 2007 of $487,749, a total of $3,340,283, was charged to the statement of operations upon the impairment determination.

5.

MINERAL PROPERTIES

	Acquisition	Option	Exploration	2008
	Costs	Fees	Expenditures	Total

Lewis Property, Nevada	$1,206,720	$455,838	$5,916,741	$7,579,299
Belencillo Property, Panama	-	-	43,365	43,365

	$1,206,720	$455,838	$5,960,106	$7,622,664

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

5.

MINERAL PROPERTIES (cont'd …)

	Option	Exploration	2007
	Fees	Expenditures	Total

Lewis Property, Nevada	$449,975	$3,964,564	$4,414,539
Belencillo Property, Panama	-	42,322	42,322

	$449,975	$4,006,886	$4,456,861

	Lewis	Belencillo
	Property,	Property,
	Nevada	Panama	Total

Balance, October 31, 2006	$2,856,967	$42,322	$2,899,289

Assays	240,446	-	240,446
Camp costs	19,730	-	19,730
Contractors and geologicals taff	280,448	-	280,448
Drilling	875,964	-	875,964
Land, legal and insurance	45,138	-	45,138
Option fees	33,211	-	33,211
Travel and accommodation	32,825	-	32,825
Trenching	29,810	-	29,810

	1,557,572	-	1,557,572

Balance, October 31, 2007	4,414,539	42,322	4,456,861

Acquisition costs	1,206,720	-	1,206,720
Advance royalty	36,202	-	36,202
Assays	338,277	-	338,277
Camp costs	9,688	-	9,688
Contractors and geological staff	234,300	-	234,300
Drilling	1,220,497	-	1,220,497
Land, legal and insurance	47,577	1,043	48,620
Option fees	5,863	-	5,863
Travel and accommodation	65,636	-	65,636

	3,164,760	1,043	3,165,803

Balance, October 31, 2008	$7,579,299	$43,365	$7,622,664

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

5.

MINERAL PROPERTIES (cont'd …)

Lewis Property, Nevada

The Company and Great American Minerals, Inc. (“GAM”) entered into an exploration and option to purchase agreement with Victory Exploration Inc. (formerly F. W. Lewis Inc.) dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County in the Battle Mountain District of central Nevada.

The Company and GAM also entered into a joint venture letter agreement dated May 23, 2002 (the “GAM Agreement”) whereby the Company acquired a 60% interest in the Lewis Agreement and the Company and GAM elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

On March 29, 2006, the Company and GAM entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”).  Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from GAM as well as charging a project management fee to offset certain administrative expenses.

On December 27, 2007 the parties to the Venture exercised their option to purchase the Lewis Property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60 percent and recorded as acquisition costs of $1,206,720 and advance royalty cost of $36,202, and by GAM as to 40 per cent.

As at October 31, 2008, GAM owed $294,847 to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project. As at October 31, 2007, GAM had advanced $951,161 to the Company, in its capacity as the project manager, towards future exploration and acquisition costs on the project.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index, commencing on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

In 2007, GAM was acquired by Golden Predator Mines Inc., a publicly traded company, trading on the Toronto Stock Exchange.

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

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

5.

MINERAL PROPERTIES (cont'd …)

Mt. Kare, Papua New Guinea (cont'd …)

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms. The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro-rata in additional required development expenditures. The exploration license has been renewed for a two-year term to August 2010.

Pursuant to a series of agreements and amendments between July 2005 and June 2007 among the Company, Madison Enterprises (BVI) Inc., (“MBVI”), MPNG, Longview Investment Ltd. (“Longview Investment”), an arm’s length private Irish company, Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, and Buffalo, the Company agreed to convey, and as of October 31, 2007 had conveyed, 60% interest in MPNG to Buffalo (effectively representing a 54% interest in the Mt. Kare property). The consideration received to date includes:

a)

$650,000 in cash in stages by October 1, 2006, all of which has been paid;

b)

The completion of a 3000 meter drilling program by February 1, 2007 (done);

c)

The delivery of $500,000 in cash (or the equivalent value in shares of Buffalo) upon regulatory and government approvals (delivered);

d)

The delivery of 3,000,000 shares of Buffalo (delivered).

The payment of $500,000 was effected by the delivery of 521,648 shares of Buffalo, and the total fair value recorded during fiscal 2007 on the delivery of the aggregate 3,521,648 shares of Buffalo was $3,375,500.

Effective July 14, 2008 the terms of a joint venture agreement with initial project interests of 60% to Buffalo and 40% to the Company were established. This joint venture agreement shall require that the Company contribute its share of joint venture costs after that date, or, alternately, face dilution of its interest. To date no programs or budgets have been adopted under the joint venture agreement.

The Company wrote down the carrying value of the property to $500,000 on October 31, 2005. The Company has received payments, of $650,000, under the agreement above. As a result, the Mt. Kare Project now has a zero carrying value on the balance sheet. The additional $150,000 payment received in cash in fiscal 2006, and the $3,375,500 proceeds received in Buffalo shares in fiscal 2007, less cash costs of $9,169, were recorded in the statement of operations for fiscal 2007 as a recovery of costs previously written down.

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama. The Company wrote off $2,267,471 in costs on this property during the year ended October 31, 2001, as the Company had no intention of making further expenditures on the property at that time. During the year ended October 31, 2006, the Company and other interest holders re-evaluated their intentions and the Company incurred costs of $42,322 on this project. A further $1,043 was incurred in the year ended October 31, 2008.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

6.

EQUIPMENT

	2008			2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Leasehold improvements	$51,876	$4,035	$47,841	$1,037	$-	$1,037
Furniture and fixtures	8,613	712	7,901	64,320	55,835	8,485
Computer equipment	2,289	190	2,099	126,027	118,819	7,208
Office equipment	1,622	135	1,487	25,666	22,617	3,049

	$64,400	$5,072	$59,328	$217,050	$197,271	$19,779

Certain equipment with a cost of $216,013 and accumulated amortization of $197,271 as at October 31, 2007 was fully amortized during fiscal 2008 and removed from the balance presented for October 31, 2008.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number		Contributed
	of Shares	Amount	Surplus
Authorized:
An unlimited number of common shares without par value

Issued:
Balance as at October 31, 2005	21,833,179	$60,528,028	$1,785,937
Exercise of stock options	559,400	317,949	(114,297)
Exercise of warrants	1,460,460	789,807	(59,577)
Private placement (a)	5,000,000	1,400,000	-
Broker warrants (a) (c)	-	-	194,928
Share issue costs (a) (c)	-	(485,329)	-
Compensation (b)	218,037	63,231	-
Private placement (c)	6,300,000	5,355,000	-
Stock-based compensation	-	-	1,620,691

Balance as at October 31, 2006	35,371,076	67,968,686	3,427,682
Exercise of warrants	66,000	33,000	-
Stock-based compensation	-	-	54,407

Balance as at October 31, 2007	35,437,076	68,001,686	3,482,089
Stock-based compensation	-	-	175,127

Balance as at October 31, 2008	35,437,076	$68,001,686	$3,657,216

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd …)

Shareholder rights plan

The shareholders of the Company have adopted a shareholder rights plan (the “Plan”) creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors. This plan, originally adopted with a ten-year term during 1998, was renewed in March 2008 with a further ten-year term expiring March 5, 2018.

Share issuances

a)

In December 2005, the Company closed a private placement of 5,000,000 units at a price of $0.28 per unit to generate cash proceeds of $1,277,960, net of cash commission to the agent of $78,400 and share issue costs of $43,640.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants were subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  The agent also received broker’s warrants entitling the purchase of up to 350,000 common shares of the Company on the same terms as the warrants described above.  The fair value of the broker warrants was estimated to be $72,162 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.77%, an expected life of two years, expected volatility of 72.03% and an expected dividend yield of 0.0%.

b)

In November 2005, the Company issued 218,037 shares at a value of $63,231 to related parties with 114,762 shares valued at $33,281 issued to the president of the Company as compensation for accrued wage expense and 103,275 shares valued at $29,950 issued to a law firm controlled by a director for accrued legal fees.

c)

In October 2006, the Company closed a private placement of 6,300,000 units at a price of $0.85 per unit to generate cash proceeds of $5,186,639, net of cash commission to the agent of $102,417 and share issue costs of $65,944.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until October 11, 2008.  The warrants were subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  The agent also received broker’s warrants entitling the purchase of up to 175,700 common shares of the Company on the same terms as the warrants described above.  The fair value of the broker warrants was estimated to be $122,766 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 4.06%, an expected life of two years, expected volatility of 110.37% and an expected dividend yield of 0.0%.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

8.

STOCK OPTIONS

The Company has a rolling stock option plan that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed five years and are subject to vesting provisions as determined by the board of directors of the Company.

As at October 31, 2008, the following stock options were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,687,616	1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 14, 2013

3,372,616

Subsequent to the year end, the options with expiry date of December 3, 2008 expired unexercised.

Stock option transactions are summarized as follows:

	2008		2007		2006

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Outstanding, beginning of year	3,182,300	$0.96	3,082,700	$0.97	2,015,184	$0.67

Granted	750,000	0.25	200,000	0.77	1,837,616	1.10
Cancelled/forfeited	(559,684)	0.97	(100,400)	0.75	(210,700)	0.85
Exercised	-		-		(559,400)	0.36

Outstanding, end of year	3,372,616	$0.80	3,182,300	$0.96	3,082,700	$0.97

The weighted average fair value of options granted during the current fiscal year was approximately $0.16 (2007 - $0.54; 2006 - $0.88) per option. The total fair value of stock options vested during the current fiscal year was $175,127 (2007 - $54,407; 2006 - $1,620,691) which has been recorded as stock-based compensation in the statement of operations.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

8.

STOCK OPTIONS (cont'd….)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Risk-free interest	3.13%	4.12%	4.08%
Expected option life	5 years	5 years	5 years
Expected stock price volatility	79%	88%	110%
Expected dividend yield	-	-	-

Share compensation plan

The Company has adopted a plan whereby the board of directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

9.

SHARE PURCHASE WARRANTS

As at October 31, 2008, there were no share purchase warrants outstanding:

Share purchase warrant transactions are summarized as follows:

	2008			2007		2006

			Weighted		Weighted		Weighted
			Average		Average		Average
	Number		Exercise	Number	Exercise	Number	Exercise
	of shares		Price	of shares	Price	Of shares	Price

Outstanding, Beginning of year	4,649,238	$.	1.00	4,715,238	$0.99	4,831,128	$0.90
Issued	-		-	-	-	6,175,698	0.88
Exercised	-		-	(66,000)	0.50	(1,460,460)	0.50
Expired	(4,649,238)		0.51	-	-	(4,831,128)	0.90

Outstanding, End of year	-		$-	4,649,238	$1.00	4,715,238	$0.99

Included in share purchase warrants issued during the year ended October 31, 2006, are 525,700 warrants issued with a fair value of $194,928 (Note 7 (a) and (b)).

During fiscal 2008, 3,149,998 warrants with an exercise price of $1.20 per share were repriced to $0.28 per share.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

10.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common:

	2008	2007	2006

Legal and consulting fees	$18,800	$29,550	$78,075
Salaries and benefits	213,336	206,431	216,772

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)

At October 31, 2008, accounts payable and accrued liabilities included $2,965 (2007 - $5,932) due to directors of the Company and companies related by way of directors in common, and other receivables included $62,437 (2007 – $34,088) due from companies related by way of directors in common.

c)

During the year ended October 31, 2008, the Company recorded reimbursements of $121,694 (2007 - $128,082; 2006 - $101,380) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the year ended October 31, 2006, the Company issued 114,762 common shares, valued at $33,281 to the president of the Company as compensation for accrued wage expense and 103,275 common shares valued at $29,950 to a law firm controlled by a director for accrued legal fees.

Additional related party transactions are disclosed in Notes 4 and 5.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2008	2007	2006

Income (loss) for the year	$(3,945,906)	$2,833,604	$(2,035,938)

Expected income tax recovery (expense)	$1,346,343	$(976,262)	$742,160
Tax deductible share issue costs	47,626	67,842	21,172
Items not deductible for tax purposes	(1,207,584)	(20,803)	(593,530)
Non-taxable items	-	1,159,802	-
Losses for which no tax benefit has been recognized	(186,385)	(230,579)	(169,802)

Total income tax recovery	$-	$-	$-

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2006

11.

INCOME TAXES (cont'd…)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007	2006

Future income tax assets (liabilities)
Mineral properties and equipment	$918,350	$989,324	$1,134,040
Marketable securities	4,133	(12,485)	-
Non-capital loss carry-forwards	1,514,912	1,684,317	1,685,577
Share issue costs	42,870	82,206	155,427

	2,480,265	2,743,362	2,975,044
Less: valuation allowance	(2,480,265)	(2,743,362)	(2,975,044)

	$-	$-	$-

The Company has non-capital losses of approximately $5,800,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire through to 2028.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

Subject to certain restrictions, the Company has exploration and development expenditures available to reduce future taxable income in Canada, the United States and Papua New Guinea.  Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

12.

COMMITMENTS

a)

The Company is committed to make lease payments for the rental of office space as follows:

Fiscal	2009	224,622
	2010	227,477
	2011	237,048
	2012	239,371

The Company seeks to reduce its lease costs through recoveries from related companies (Note 10 (c)).

b)

The Company is committed to certain advance royalty expenditures at the Lewis Property, as set out in Note 5.

13.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5).  All fixtures and equipment are held in Canada (Note 6).

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

14.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it maintains sufficient liquidity to meet liabilities as they become due. As at October 31, 2008 the Company had cash balances totaling $582,179 (2007 – $5,511,233) to settle current liabilities of $140,182 (2007 – $1,128,062). The majority of the Company’s financial liabilities have payment terms of 10 to 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company holds cash balances and has no interest-bearing debt. The Company’s cash balances are held in demand deposits with a major Canadian chartered bank. The Company periodically monitors and is satisfied with the credit rating of its bank.

(b)

Foreign currency risk

As at October 31, 2008 the Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at October 31, 2008 the Company has cash balances denominated in U.S. dollars of US$1,907, a receivable of US$233,727 (subsequently collected) and accounts payable of US$2,329. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$2,333 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

14.

FINANCIAL INSTRUMENTS (cont'd…)

Market risk (cont'd…)

(c)

Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Buffalo and Lund. Each $0.01 change in the fair value of Buffalo has the effect of adding or subtracting $35,216 to or from the Company’s comprehensive income or, if permanent impairment is recognized, from the Company’s net income. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income.

15.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria, but rather relies on the expertise of the Company’s management to sustain future development of the Company’s business.

The properties in which the Company currently has an interest are in the exploration stage and the Company has historically relied on the equity markets to fund its activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed, assuming that the equity markets shall be receptive to the Company’s equity offerings. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it believe there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management policy on an ongoing basis and believe that this approach, given the simplicity of the Company’s capital structure, is effective for this stage of the Company’s development.

 MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Non-cash operating activities
Accounts payable incurred for mineral property expenditures	$27,454	$83,147	$342,442
Accrued wage and legal expense settled with capital stock	-	-	(63,231)
Accrued deferred financing costs	-	-	(5,885)

Non-cash financing activities
Exercise of stock options	-	-	(114,297)
Contributed surplus allocated to capital stock on exercise of options	-	-	114,297
Exercise of share purchase warrants	-	-	(59,577)
Contributed surplus allocated to capital stock on exercise of warrants	-	-	59,577
Share purchase warrants issued to broker	-	-	194,928
Share issue costs incurred with share purchase warrants	-	-	(194,928)
Capital stock issued for accrued wage and legal expense	-	-	63,231
Accrued deferred financing costs	-	-	5,885

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$(27,454)	$(83,147)	$(342,442)

Cash and cash equivalents consist of:
Cash	$582,179	$5,498,410	$6,940,646
Short-term investments	-	12,923	12,387

	$582,179	$5,511,333	$6,953,033

Interest paid during the year	$-	$-	$-
Income taxes paid during the year	-	-	-

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

	2008			2007

	Balance,			Balance,
	Canadian		Balance,	Canadian		Balance,
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$1,036,204	$-	$1,036,204	$8,539,158	$-	$8,539,158
Mineral properties	7,622,664	(6,083,820)	1,538,844	4,456,861	(4,130,600)	326,261
Advances to contractors	-	-	-	35,443	-	35,443
Fixtures and equipment	59,328	-	59,328	19,779	-	19,779

	$8,718,196	$(6,083,820)	$2,634,376	$13,051,241	$(4,130,600)	$8,920,641

Current liabilities	$140,182	$-	$140,182	$1,128,062	$-	$1,128,062
Shareholders’ equity	8,578,014	(6,083,820)	2,494,194	11,923,179	(4,130,600)	7,792,579

	$8,718,196	$(6,083,820)	$2,634,376	$13,051,241	$(4,130,600)	$8,920,641

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss for the year

	2008	2007	2006

Income (loss) for the year – Canadian GAAP	$(3,945,906)	$2,833,604	$(2,035,938)
Exploration expenditures expensed under U.S. GAAP	(1,953,220)	(1,524,361)	(226,251)

Income (loss) for the year - U.S. GAAP	(5,899,126)	1,309,243	(2,262,189)
Holding gains (loss) on marketable securities	-	-	31,790
Unrealized loss on marketable securities – Canadian GAAP and U.S. GAAP	(62,135)	(473,299)	-
Reversal of unrealized loss on marketable securities – Canadian GAAP and U.S. GAAP	487,749	-	-

Comprehensive income (loss) - U.S. GAAP	$(5,473,512)	$835,944	$(2,230,399)

Basic and diluted earnings (loss) per share - U.S. GAAP	$(0.17)	$0.04	$(0.08)

Cash flows

	2008	2007	2006

Cash flows from operating activities
Per Canadian GAAP	$(433,729)	$(563,345)	$(312,338)
Expenditures on mineral properties	(1,973,470)	(1,783,656)	(628,713)
Recovery of mineral property costs	-	-	500,000

Per U.S. GAAP	$(2,407,199)	$(2,347,001)	$(441,051)

Cash flows from investing activities
Per Canadian GAAP	$(3,249,417)	$(1,862,516)	$(179,697)
Expenditures on mineral properties	1,973,470	1,783,656	628,713
Recovery of mineral property costs	-	-	(500,000)

Per U.S. GAAP	$(1,275,947)	$(78,860)	$(50,984)

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

a)

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company follows the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  The Company expenses, as incurred, the exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized.  The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on accounting for stock-based compensation for the years ended October 31, 2008, 2007 and 2006.

c)

Marketable securities

Under Canadian GAAP for the 2006 fiscal year, marketable securities held by the Company were recorded at the lower of cost and market value.  Under U.S. GAAP, marketable securities held by the Company would be classified as “available for sale” equity securities and recorded at market value.  Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized. This accumulated difference between cost and market value is also recorded as part of comprehensive income.  As at October 31, 2006, the unrealized holding gains (losses) for marketable securities were $31,790.

Effective November 1, 2007, the Company adopted Section 3855 under Canadian GAAP and classified marketable securities held by the Company as “available for sale” equity securities and recorded at fair value with changes in fair value recorded record in other comprehensive income. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on accounting for marketable securities for the years ended October 31, 2007 and 2008.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

d)

Income taxes

In June 2006, the FASB issued Interpretation No.48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”).  This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 on November 1, 2007 and the adoption of this policy did not result in an adjustment to the Company’s consolidated financial statements.

e)

Recent accounting pronouncements

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.”  Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  Any cumulative effect will be recorded as an adjustment to the opening accumulated deficit balance, or other appropriate component of equity.  The Company is currently evaluating the effect SFAS 157 will have on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value.  The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates.  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  Adoption is required for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.  This statement amends FASB 128, “Earnings per Share”; the calculation of the earnings per share amounts in consolidated financial statement will continue to be based on amounts attributable to the parent.  SFAS 160 is effective for fiscal years beginning after December 31, 2008.  The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

MADISON MINERALS INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

OCTOBER 31, 2008

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

e)

Recent accounting pronouncements (cont’d…)

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclosure to enable users of financial statements to evaluate the nature and financial effects of the business combination.  The effective date of SFAS 141 is December 15, 2008.  The Company is currently evaluating the impact of SFAS 141 on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – An Amendment of SFAS 133” (“SFAS 161”), which requires enhanced disclosures about an entity’s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity’s financial position, financial performance, and cash flows.  SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim period beginning after November 15, 2008, with early application encouraged.  The adoption of SFAS 161 is not expected to have an effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP.  Up to now, the US GAAP hierarchy has been defined in the US auditing literature.  Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to their auditing standards.  The adoption of SFAS 162 is not expected to have an effect on the Company’s consolidated financial statements.

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of March 5, 2008.

BETWEEN:

MADISON MINERALS INC., a body corporate incorporated pursuant to the laws of British Columbia and having an office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6C 4M3

(the “Company”)

OF THE FIRST PART

AND:

PACIFIC CORPORATE TRUST COMPANY, a trust company under the laws of British Columbia and having an office at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

(the “Rights Agent”)

OF THE SECOND PART

WHEREAS:

R.1

The Board of Directors of the Company have determined that it is in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company.

R.2

In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Company has:

(a)

authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding at 12:01 a.m. (Vancouver time) on the Effective Date (the “Record Time”); and

(b)

authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and Expiration Time.

R.3

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement.

R.4

The Company wishes to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

R.5

The Board of Directors of the Company proposes that this Agreement be in place for a period of ten years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

Definitions: In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% of more of the outstanding Voting Shares, provided that the term “Acquiring Person” will not include:

(i)

the Company or any Subsidiary of the Company;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisition;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an “Acquiring Person”;

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, “Disqualification Date” means the first date of public announcement of an act indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario);

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Company; or

(v)

a Grandfathered Person, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 2% of the number of Voting Shares outstanding from time to time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, and Exempt Acquisition, a Pro Rata Acquisition or through the exercise of existing rights to acquire additional Voting Shares from the Company where such rights were owned by the Grandfathered Person at the Record Time.

(b)

“Affiliate” means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

“Agreement” means this shareholder rights plan agreement dated as of March 5, 2008 between the Company and the Rights Agent, as amended, modified or supplemented from time to time.

(d)

“annual cash dividend” means cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the  Company on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated income of the Company, before extraordinary items, for its immediately preceding financial year.

(e)

“Associate” means, when used to indicate a relationship with a specified Person:

(i)

a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii)

a partner of that Person acting on behalf of the partnership of which they are partners;

(iii)

a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in he ordinary course of such business; and

(iv)

a spouse of the Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f)

“Beneficial Owner”: a Person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own, any securities:

(i)

any securities as to which such Person or any of such Person’s Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Business Corporations Act, or the Securities Act (British Columbia) or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Business Corporations Act or the Securities Act (British Columbia) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (ii) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13-3(d)(3)(ii), and (iii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to a mutual agreement, arrangement, pledge (other than (i) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13d-3(d)(3)(iii), and (ii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) or understanding (whether or not in writing) or otherwise;

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide offering of securities, (ii) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13d-3(d)(3)(ii), and (iii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv)

any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(v)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1 (f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant of a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(vii)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(viii)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”);

(B)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any  province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the “Statutory Body”) is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(D)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)

“Board of Directors” means the board of directors from time to time of the Company or any duly constituted and empowered committee thereof.

(h)

“Business Corporations Act” means the British Columbia Business Corporations Act and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(i)

“Business Day” means any other day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(j)

“Canadian Dollar Equivalent” means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount is determined by reference to the U.S.-Canadian Exchange Rate on such date.

(k)

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(l)

“close of business” means, on any given date, the time on such a date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) closes to the public.

(m)

“Common Shares” means the common shares without par value in the capital of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(n)

“Competing Permitted Bid” means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(kk)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any Permitted Bid that is in existence for Voting Shares.

(o)

“controlled”: a corporation shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled if exercised, to elect a majority of the Board of Directors of such corporation.

(p)

“Co-Rights Agents” means a Co-Rights Agent appointed pursuant to Subsection 4.1(a).

(q)

“Company” means Madison Minerals Inc.

(r)

“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(h).

(s)

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Company;

(iii)

interest paid on evidence of indebtedness of the Company; or

(iv)

optional cash payments;

be applied to the purchase from the Company of Common Shares.

(u)

“Effective Date” means March 5, 2008.

(v)

“Election to Exercise” means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)

“Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may be from time to time amended, re-enacted or repealed.

(x)

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (b).

(y)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $20.

(z)

“Expansion Factor” shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)

“Expiration Time” means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, the close of business on the tenth anniversary of the Effective Date.

(bb)

“Flip-in Event” means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(cc)

“Grandfathered Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time.

(dd)

“holder” shall have the meaning ascribed thereto in Section 2.8.

(ee)

“Independent Shareholders” means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

(ff)

“Market Price” per share of any securities on any date means the average daily Closing Price per Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Days immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such a date is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share (“Closing Price per Share”) of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United States securities exchange (as determined by the Board of Directors) on which such securities are listed or remitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the Closing Price per Share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.  The market price shall be in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities, as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(gg)

“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).

(hh)

“Offer to Acquire” includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ii)

“Offeror” means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(jj)

“Offeror’s Securities” means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(kk)

“Permitted Bid” means a Take-Over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror.  The Take-Over Bid shall expressly state that Common Shares issued on the exercise of share purchase warrants, options and other securities convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(ak)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(ak)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such a public announcement.

(ll)

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(mm)

“Person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 13d-5 under the Exchange Act of 1934 as in effect on the day hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(nn)

“Pro-Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Company pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Company pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares beneficially owned immediately prior to such acquisition.

(oo)

“Record Time” means 12:01 a.m. (Vancouver time) on March 5, 2008.

(pp)

“Redemption Price” has the meaning ascribed thereto in Section 5.1(b).

(qq)

“Right” means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(rr)

“Rights Agent” means Pacific Corporate Trust Company and any successor rights agent hereunder.

(ss)

“Rights Certificate” means a certificate representing rights in substantially the form of Schedule A attached hereto.

(tt)

“Rights Register” shall have the meaning ascribed in Section 2.6(a).

(uu)

“Securities Act of 1933" means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(vv)

“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.s. 5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ww)

“Separation Time” means the close of business on the tenth Business Day after the earlier of:

(i)

the Share Acquisition date; and

(ii)

the date of commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(xx)

“Share Acquisition Date” means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by the Company or an Acquiring Person that a Person has become an Acquiring Person.

(yy)

“Subsidiary”: a corporation shall be deemed to be a subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by the other; or

(ii)

it is a Subsidiary of a corporation that is the other’s Subsidiary.

(zz)

“Take-Over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(aaa)

“Trading Day” means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian stock exchange, a Business Day.

(bbb)

“U.S.-Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner  determined by the Board of Directors from time to time.

(ccc)

“U.S. Dollar Equivalent” means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(ddd)

“Voting Shares” means the Common Shares and any other shares of the Company entitled to vote generally and at all times for the election of directors of the Company.

(eee)

“Voting Share Reduction” means an acquisition or redemption by the Company of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency: All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References: The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for the convenience of reference only and shall not effect the construction or interpretation of this Agreement.  All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement.  The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares: For purposes of this Agreement, the percentage of Voting Shares of any class Beneficial Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where

A = the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B =the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Share will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert: For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of section 91(1) of the Securities Act (Ontario) (other than by virtue of the inclusion of the word “associate” in Section 91(1) of the Securities Act (Ontario) as it exists on the date hereof).  Notwithstanding the foregoing and for greater certainty, the phrase “acting jointly or in concert”, wherever used in this Agreement, shall not include conduct:

(a)

unrelated to the Company; or

(b)

pertaining to:

(i)

voting or directing the vote of securities of the Company pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)

voting or directing the vote of securities of the Company in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)

having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6

Generally Accepted Accounting Principles: Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

2.

THE RIGHTS

2.1

Legend on Common Share Certificates: Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

“Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the “Shareholder Rights Agreement”) dated as of March 5, 2008 between Madison Minerals Inc. (the “Company”) and Pacific Corporate Trust Company, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Company.  Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are “Beneficially Owned” by a person who is or becomes an “Acquiring Person”, as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence on Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price: Exercise of Rights: Detachment of Rights:

(a)

Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price.  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time: Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

Exercise After Separation Time: From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held by such Acquiring Person, the holder of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as we are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation with any rule or regulation of any self-regulatory organization, stock exchange or “system” on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of the Company held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise: Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Company, in a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Common Shares: Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii) which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s authorized assigns.

(g)

Covenants: The Company covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Company Act, the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action if at the time such action is take it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Company, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights: The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization: If the Company shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(vi)

issue any Common Shares for other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company or in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted s of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision change, consolidation or issuance would hold thereafter as a result thereof; and

(2)

each Right held prior to such adjustment will become that number of Rights as result from the application of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

Rights Offering: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, use Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of he Common Shares.

(c)

Special Distribution: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of he portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustment: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or the nearest ten-thousandths of a share.  Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment, or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment: If the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made.  The Company and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)

Benefit of Adjustments: Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share  and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise is Effective: Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates:

(a)

Execution: The Rights Certificates shall be executed on behalf of the Company, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificates shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange:

(a)

Maintaining of Registrar: The Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed registrar for the Rights (“Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provision of Subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights: Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing.  As a condition to the issue of any new Rights Certificates under this Section 2.6, the Company may require the payment of an amount sufficient to cover any tax or governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)

No Transfer or Exchange After Termination: The Company shall not be required register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7

Mutilated, Destroyed, Lost and Stolen Certificates:

(a)

Mutilation: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificates, the Company shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificates, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificates so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Company may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners: The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof, and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9

Delivery and Cancellation of Certificates: All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10

Agreement of Rights Holders: Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

(g)

 and that, notwithstanding anything in this agreement to the contrary, neither the Company nor the Rights Agent will have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Shareholder: No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

3.

ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event:

(a)

Flip-In: Subject to the provisions of Section 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)

Certain Rights Void: Notwithstanding anything in the Agreement to the contrary, upon the occurrences of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring); or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Company shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2

Exchange Option:

(a)

Optional Exchange: In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Common Shares or Rights at any time after a Flip-in Event has occurred, authorize the Company to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

(i)

in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors.  To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights.  In the event of any such suspension, the Company shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)

Termination of Right to Exercise: If the Board of Directors authorizes and directs the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a).  Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Company shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9.  Each such notice of exchange shall state the method by which the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

(c)

Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Company will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Company shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities.  In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

4.

THE RIGHTS AGENT

4.1

General:

(a)

Appointment of Rights Agent: The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable.  In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger or Amalgamation or Change of Name of Rights Agent:

(a)

Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights

Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent: The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

Bad Faith: The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)

Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Company.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation: The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions:  The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Company and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through it attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent: The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by lettermail or registered mail.  The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of British Columbia.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it has been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

5.

MISCELLANEOUS

5.1

Redemption and Waiver:

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)

The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).  The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less that 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Company shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration: No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates: Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments:

(a)

The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity  of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to the Section 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Company.

(c)

The Company may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s constating documents and the Business Corporations Act with respect to meetings of shareholders of the corporation.

(e)

Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Right or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Common Shares:

(a)

No Fractional Rights: The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights.  After the Separation Time, in lieu of issuing fractional Right the Company shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

No Fractional Common Shares: The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Company shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.6

Rights of Action: Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement.  Without limited the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of any Person subject to, this Agreement.

5.7

Regulatory Approvals: Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limited the generality of the foregoing, necessary approvals of the Vancouver Stock Exchange and any other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d) and the issuance of convertible debt, equity or other securities or other property or assets under section 3.2.  Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the Vancouver Stock Exchange.

5.8

Declaration as to Non-Canadian holders: If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

5.9

Notices:

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6C 4M3

Attention:

Chief Financial Officer

Fax No.:

(604) 331-8773

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Pacific Corporate Trust Company

2nd Floor, 510 Burrard Street

Vancouver, B.C.

V6C 3B9

Attention:

Manager, Client Services

Fax No.:

(604) 689-8144

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Company for its Common Shares.  Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement: The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfil  any of its obligations pursuant to this Agreement, then the Company or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors: All of the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement: Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of Rights.

5.13

Governing Law: This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability: If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date: This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16

Confirmation: The Company shall request the confirmation of this Agreement at a general meeting of holder of Voting Shares to be held no later than six months from the date of this Agreement.  If the Agreement is not confirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise  terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors: The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(a)

interpret the provisions of this Agreement and

(b)

make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement).

All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Company, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Compliance with Anti-Money Laundering Legislation:  The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

5.19

Privacy Legislation:  The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.20

Counterparts: This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

MADISON MINERALS INC.

By:    Signed “J.G. Stewart”

Name:  J.G. Stewart

Title:

Director

PACIFIC CORPORATE TRUST COMPANY

By:    Signed: “Simon Thomas”

Name:

Simon Thomas

Title:

Manager, Client Services

By:    Signed: “Lisa Scotland”

Name:

Lisa Scotland

Title:     Client Services

SCHEDULE A TO THE RIGHTS AGREEMENT

DATED AS OF MARCH 5, 2008 BETWEEN

MADISON MINERALS INC.

AND

PACIFIC CORPORATE TRUST COMPANY

[Form of Rights Certificate]

Certificate No. _________________	_____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF MADISON MINERALS INC., ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.  RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certified that ____________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the “Shareholder Rights Agreement”), dated as of March 5, 2008 between Madison Minerals Inc. (the “Corporation”), a corporation incorporated under the Company Act (British Columbia), and Pacific Corporate Trust Company, a trust company incorporated under the laws of British Columbia, as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a “Common Share”) (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be Cdn. $20 per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Common Shares or more or less than one Common Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered.  If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right.  After the Separation Time, in lieu of issuing factional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

MADISON MINERALS INC. By:_______________________________ Name: Title:	Countersigned: PACIFIC CORPORATE TRUST COMPANY By:_________________________________

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such holder desires to transfer the Rights.)

FOR VALUE RECEIVED ___________________________ hereby sells, assigns and transfers unto

_______________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________ as attorney, to transfer the within Rights Certificate on the books of the Company with full power of substitution.

Dated: ______________________

Signature Guaranteed:_______________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or an eligible guarantor with membership in an approved signature medallion guarantee program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

_________________________________________
Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO: ______________________

The undersigned hereby irrevocably elects to exercise _______ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________

Dated: ____________________

Signature Guaranteed:________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or an eligible guarantor with membership in an approved signature medallion guarantee program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

_________________________________________
Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

MADISON MINERALS INC.

STOCK OPTION

PLAN

April 9, 2008

STOCK OPTION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under Section 1 of the Securities Act (British Columbia);

(b)

 “Board” means the Board of Directors of the Company;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means MADISON MINERALS INC.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Discounted Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(g)

“Disinterested Shareholder Approval” means approval by a majority of votes cast at a general meeting of the shareholders of the Company excluding votes attached to shares beneficially owned by the Insiders of the Company and their respective Associates and Participants;

(h)

“Eligible Person” means, subject to all applicable laws, any director, officer, bona fide employee, management company employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(i)

“Insider” means an insider as defined under Section 1(1) of the Securities Act (British Columbia),  other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and an associate as defined under Section 1(1) of the Securities Act (British Columbia) of any person who is an insider by virtue of (i) above;

(j)

“Investor Relations Activities” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(k)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(l)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(m)

“Participant” means Eligible Persons to whom Options have been granted;

(n)

“Plan” means this Stock Option and Share Compensation Plan of the Company;

(o)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(p)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the propriety interest of Eligible Persons in the success of the Company;

(d)

encouraging each Eligible Person to remain with the Company or its Controlled, Associated, Affiliated or Subsidiary Companies, and

attracting new employees and officers.

1.3

Administration

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.

If a committee is appointed for this purpose, all references to the Board will be deemed to be references to such committee.  Subject to the limitations of the Plan, the Board shall have the authority:

(a)

to grant options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.8 hereof, as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4

Shares Reserved

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed ten percent (10%) of the Outstanding Issue (which figure includes Common Shares presently subject to the terms of existing stock options), or such greater number as may be approved from time to time by the shareholders of the Company.  The maximum number of Common Shares which may be reserved for issuance under Options and the maximum numbers of Options which may be granted in any twelve month period to any one person at any one time under the Plan shall be five percent (5%) of the Outstanding Issue, except in the case of Eligible Persons involved in Investor Relations Activities in which case the maximum number shall be two percent (2%) of the Outstanding Issue for all of such persons and except in the case of Consultants in which case the maximum number shall be two percent (2%) of the Outstanding Issue to any one Consultant, less the aggregate number of Common Shares reserved for issuance to any such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.  Any Common Shares subject to an existing stock option or an Option which for any reason is cancelled or terminated without being exercised, shall again be available for grant under the Plan.  The grant of any stock options to Insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares shall be subject to Disinterested Shareholder Approval being obtained prior to the exercise of any such Options.

1.5

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.  With the consent of the affected participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.  It shall be a condition that shareholder approval to the grant of Options and Disinterested Shareholder Approval to any amendment of existing Options shall be obtained prior to the exercise of Options granted to Insiders.

1.6

Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Company s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Common Shares issued and sold to Participants pursuant to the to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

1.7

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.8

Board Discretion

The awarding of options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.9

Rights of Participants

Nothing contained in the Plan nor in any Option granted hereunder:

(a)

shall be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than set forth in the Plan and pursuant to the exercise of an Option; or

(b)

gives any Participant or any employee of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies.

1.10

Capital Alterations

If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(a)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(b)

the number and kind of shares subject to unexercised Options theretofore granted and the option price of such shares;

provided, however, that no substitution or adjustment shall obligate the Company to issue or sell fractional shares.  No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.  If the Company is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provision for the protection of the rights of the Participants as the Board in its discretion deems appropriate.

1.11

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein.

2.

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Exercise Price

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases not be less than the less than the Discounted Market Price of the Common Shares on the day preceding the date of the grant of the Option.  The exercise price shall be subject to adjustment in accordance with the provisions of Section 1.10 above.

2.3

Exercise of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board, except in the case of Options granted to consultants which must be exercised no later than five years after the date of grant.  The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.  Options shall not be transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant s legal representative.  Subject to this Section 2.3 and except as otherwise determined by the Board, if a Participant:

(a)

ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date.  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(b)

dies, the legal representative of the Participant may exercise the Participant’s Options within one year after the date of the Participant s death, but only to the extent the Options were by their terms exercisable on the date of death.

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.  All Options shall be non-assignable and non-transferable.

2.4

Options Held By Eligible Persons Undertaking Investor Relations Activities

Options granted to Eligible Persons involved in Investor Relations Activities shall be subject to the vesting requirements of the TSX Venture Exchange, namely that such Options shall vest over twelve months with no more than twenty five percent (25%) of such Options vesting in any three month period.

2.5

Option Agreements

Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.

MADISON MINERALS INC.

SHARE COMPENSATION PLAN

April 9, 2008

SHARE COMPENSATION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Board” means the Board of Directors of the Company;

(b)

“Bonus Shares” means Common Shares of the Company allotted or issued to Eligible Persons under the Plan in recognition of extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means MADISON MINERALS INC.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Eligible Person” means, subject to all applicable laws, any officer, employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(g)

“Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(h)

“Participant” means Eligible Persons to whom Bonus Shares have been granted;

(i)

“Plan” means this Share Compensation Plan of the Company;

(j)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(k)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Shares Reserved

The maximum number of Bonus Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 250,000 Common Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company.

1.3

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair the rights of any Participant to receive Bonus Shares allotted but not yet issued without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time that any Bonus Shares have been allotted but not yet issued.  With the consent of the affected participants, the Board may amend or modify any grant of Bonus Shares in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, subject to the prior approval of the relevant stock exchanges.

1.4

Compliance with Legislation

The Plan and the allotment and issuance of Bonus Shares hereunder shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the allotment of any Bonus Shares hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Bonus Shares shall be allotted or issued or sold hereunder where such allotment or issuance would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported allotment and issuance of Bonus Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Bonus Shares pursuant to the Plan unless such Bonus Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common

Shares are listed for trading.  Bonus Shares issued to Participants may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Bonus Shares are allotted and issued to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Bonus Shares shall be made in compliance with applicable United States securities laws.

1.5

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.6

Board Discretion

The awarding of Bonus Shares to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.7

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein

2.

BONUS SHARES

2.1

Authority to Allot and Issue Bonus Shares

The Board shall have the authority and power in its sole discretion, to allot, issue and distribute in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 250,000 Bonus Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company, to Eligible Persons of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.  The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the TSX Venture Exchange.

2.2

Basis for Allotment and Issuance

The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

2.3

No Right to Allotment and Issuance

Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution of Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.

Exhibit 12.1

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

Date:  March 23, 2009

Signed “Chet Idziszek”

____________________________

Chet Idziszek, President

Exhibit 12.2

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

Date:  March 23, 2009

Signed “Ian Brown”

_____________________________________

Ian Brown, Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 23, 2009

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March  23, 2009

“Ian Brown”

Ian Brown

Chief Financial Officer