Form 20-F
period 2009-10-31
MADISON MINERALS INC
filed 2010-02-18
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number:    0-29250

MADISON MINERALS INC.
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Company’s name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive offices)

Page 1 of 58 Pages
The Exhibit Index is located on Page 57

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

37,406,727

Indicate by check mark whether the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]   No [ X ]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]  No [   ]

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]  Accelerated filer [   ]  Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [ X ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]  No [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ]  No [   ]  Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2009 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.

GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10

A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons For The Offer and Use of Proceeds	11
D.	Risk Factors	12
	Risks Suggested by the Fact that the Company has a History of Net Losses, a Large Accumulated Deficit and a Persistent Lack of Revenue from Operations	12
	Risks to Investors of Significant Fluctuations in Share Prices and Share Price Volatility	12
	Risks of the Company’s Exploration Efforts Failing to Establish a Viable Mining Project	12
	Risks of Failing to Meet Additional Substantial Funding Requirements	12
	Risks of Adverse Currency Fluctuations	13
	Risks of Being Required to Find Substantial Funding for Development of Mineral Projects	13
	Risks Arising from the Company’s Limited Experience with Development-stage Mining Operations	13
	Risks of Experiencing Hazards Associated with Mining,, if Mining is Attained	13
	Risks Arising from the Company’s Exposure to Fluctuations in Mineral Prices	13
	Risk of Adverse Claims Against Title to the Company’s Mineral Interests	14
	Risks Arising from the Company’s Limited Capacities in the Face of Extensive Industry Competition	14
	Risks Arising from the Potential for Conflicts of Interest of the Company’s Directors	14
	Risks Arising from Environmental and Other Regulatory Requirements	14
	Lack of a History of, or Intention to Make, Dividend Payments	15
	Risks to U.S. Investors Arising from the Fact that the Company’s Officers and Directors Reside Outside the U.S., Raising the Risk of Potential Unenforceability of Civil Liabilities and Judgements	15
	Risks Inherent in the Fact that the Company’s Stock is subject to Penny Stock Rules	15
	Risks to U.S. Investors Should the Company not Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, such that the Company be Classified as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to the U.S. Stockholders, and Reduced Liquidity for the Stock	16

ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
	Acquisition of the Belencillo Property, Panama	17
	Acquisition of the Mt. Kare Property, Papua New Guinea	17
	Acquisition of the Lewis Property, Nevada	18
B.	Business Overview	19
C.	Organizational Structure	20
D.	Property Plants and Equipment	20
	Lewis Property, Nevada	20
	Title	20
	Location, Access & Physiography	21
	Plant and Equipment	21
	Regional and Local Geology	21
	Mineralization	24
	Exploration History	24
	Exploration - Recent Results	26
	Mt. Kare Property, Papua New Guinea	27
	Belencillo Property, Panama	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
	Operations on the Lewis Property During Fiscal 2009	27
	Operations on the Lewis Property During Fiscal 2008	28
	Fiscal Year Ended October 31, 2009 Compared to Fiscal Year Ended October 31, 2008	28
	Fiscal Year Ended October 31, 2008 Compared to Fiscal Year Ended October 31, 2007	29
	Fiscal Year Ended October 31, 2007 Compared to Fiscal Year Ended October 31, 2006	30
B.	Liquidity and Capital Resources	31
	October 31, 2009 Compared to October 31, 2008	32
	October 31, 2008 Compared to October 31, 2007	32
	October 31, 2007 Compared to October 31, 2006	33
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	33
	Outlook	33
C.	Research and Development, Patents and Licenses, etc.	33
D.	Trend Information	33
E.	Off-Balance Sheet Arrangements	34
F.	Tabular Disclosure of Contractual Obligations	34

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	Directors and Senior Management	34
B.	Compensation	35
	Option Grants in Last Fiscal Year	35
C.	Board Practices	35
D.	Employees	35
E.	Share Ownership	36

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	36
A.	Major Shareholders	36
B.	Related Party Transactions	37
C.	Interests of Experts and Counsel	37

ITEM 8.	FINANCIAL INFORMATION	37
A.	Consolidated Statements and Other Financial Information	37
B.	Significant Changes	37

ITEM 9.	THE OFFER AND LISTING	38
A.	Offer and Listing Details	38
B.	Plan of Distribution	39
C.	Markets	39
D.	Selling Stockholders	39
E.	Dilution	39
F.	Expenses of the Issue	39

ITEM 10.	ADDITIONAL INFORMATION	39
A.	Share Capital	39
B.	Memorandum and Articles of Association	39
C.	Material Contracts	42
D.	Exchange Controls	42
E.	Taxation	44
	Material Canadian Federal Income Tax Consequences	44
	Dividends	44
	Capital Gains	44
	Material United States Federal Income Tax Consequences	45
	U.S. Holders	46
	Distributions on Common Shares of the Company	46
	Foreign Tax Credit	46
	Information Reporting and Backup Withholding	47
	Disposition of Common Shares of the Company	47
	Currency Exchange Gains or Losses	47
	Other Considerations	48
	Foreign Personal Holding Company	48
	Foreign Investment Company	48
	Passive Foreign Investment Company	48
	Controlled Foreign Corporation	49
F.	Dividends and Paying Agents	50
G.	Statements by Experts	50
H.	Documents on Display	50
I.	Subsidiary Information	50

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50

PART II		50

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	50

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	50

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	50

ITEM 15.	CONTROLS AND PROCEDURES	51

ITEM 16.	[RESERVED]	52

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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

Diorite Dyke

A group of plutonic rocks intermediate in composition between acidic and basic. A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks. Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.

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

Mineralization Ounces	A natural aggregate of one or more metallic minerals. Troy ounces.
RC/Reverse Circulation Drilling	A rapid type of drilling using a fluid/air to recover the drill cuttings from the rotary down-hole hammer bit. Similar to oil wells
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

The following tables summarise selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Results for the periods ended October 31, 2009 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31
		2009	2008	2007	2006	2005

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($516,860)	($3,945,906)	$2,833,604	($2,035,938)	($45,694,375)
	Per Share¹	($0.01)	($0.11)	$0.08	($0.08)	($2.25)
(c)	Total assets	$8,461,520	$8,718,196	$13,051,241	$9,946,640	$2,752,148
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,278,644	$68,001,686	$68,001,686	$67,968,686	$60,528,028
(f)	Total shareholder equity	$8,349,625	$8,578,014	$11,923,179	$9,443,677	$2,397,212
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($516,860)	($3,945,906)	$2,833,604	($2,035,938)	($45,694,375)
	Per Share¹	($0.01)	($0.11)	$0.08	($0.08)	($2.25)

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31
		2009	2008	2007	2006	2005
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($631,889)	($5,899,126)	$1,309,243	($2,262,189)	($2,316,511)
	Per Share¹	($0.02)	($0.17)	$0.04	($0.08)	($0.11)
(c)	Total assets	$2,262,671	$2,634,376	$8,920,641	$7,372,191	$372,160
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,278,644	$68,001,686	$68,001,686	$67,968,686	$60,528,028
(f)	Total shareholder equity	$2,150,776	$2,494,194	$7,792,579	$6,869,228	$17,224
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($631,889)	($5,899,126)	$1,309,243	($2,262,189)	($2,316,511)
	Per Share¹	($0.02)	($0.17)	$0.04	($0.08)	($0.11)

Note 1:  Per share amounts are not presented on a fully-diluted basis as the inclusion of dilutive securities is ant-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On February 15, 2010, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.0480.

The following table sets out the high and low exchange rates for each of the last six months.

	2010	2009
	January	December	November	October	September	August
High for period	1.0657	1.0713	1.0774	1.0845	1.1065	1.1079
Low for period	1.0251	1.0405	1.0460	1.0292	1.0613	1.0686

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2009	2008	2007	2006	2005
Average for the period	1.1697	1.0269	1.1008	1.1417	1.2135

B.	Capitalization and Indebtedness

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2009 under Canadian generally accepted accounting principles was $63,581,853. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.205 to a low of $0.055 in the period beginning October 31, 2008 and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

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

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Risk of adverse currency fluctuations

The Company maintains its accounts in Canadian dollars. The Company’s operations in Nevada expose it to the impact of fluctuations in the foreign exchange rate of the U.S. dollar against the Canadian dollar. In the most recent six months the cost to the Company of purchasing U.S. dollars has fluctuated significantly reflecting the high volatility of the USD/CAD foreign exchange rate. The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

The Company’s potential mining and processing operations and exploration activities are subject to various federal and state or provincial and municipal laws and by-laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties. The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia). The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis. The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Nevada) Inc., Madison Enterprises (Latin American), S.A., a Panamanian corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation (“MBVI”) which, in turn, holds a 100 per cent interest in Madison Enterprises (PNG) Ltd. (“MPNG”), a Papua New Guinea corporation currently in liquidation and, therefore, no longer controlled by the Company. MPNG has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited (“Frontier”) and Oakland Limited (“Oakland”), both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited (“Matu”), a Papua New Guinea corporation. Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited (“Demil”) which is a Papua New Guinea corporation. See “Item 4 - Information on the Company - C. Organisational Structure” below. As of the date of this report, to the best of the Company’s knowledge and belief Frontier, Oakland, Matu and Demil are inactive and their assets, liabilities and contingent liabilities are immaterial and not of relevance to investors in, and users of the financial statements of, the Company.

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

The Company does not regard the Belencillo project as a property of major significance. This is based on its nil carrying value under both Canadian generally accepted accounting principles and U.S. generally accepted accounting principles. It is the Company’s plan to seek to dispose of its interest for cash, for shares of a publicly traded enterprise or for other valuable consideration. No discussions or negotiations to this end have recently occurred. Recent material transactions and developments during 2008 and 2009 related to an adjacent mineral property held by unrelated third parties provide some grounds encouraging the Company’s plan.

Acquisition of the Mt. Kare Property, Papua New Guinea

Through a series of transactions from 1996 to 1999, the Company acquired a 90% beneficial interest in the Mt. Kare Property in Papua New Guinea.

Through a series of transactions from 2005 to 2007, the Company divested itself of an effective 54% interest in the Mt. Kare Property. The Company’s formerly wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”), owns a 90% beneficial interest in the Mt. Kare Property. MPNG was held, indirectly through subsidiaries, 60% by Buffalo Gold Ltd. (“Buffalo”) and 40% by the Company, such that those entities own an effective 54% and an effective 36% interest in the Mt. Kare Property. The Company subsequently reacquired the interest formerly held by Buffalo at no cost, resulting in the Company once again owning, indirectly through subsidiaries, a 90% interest in the Mt. Kare Property, subject to the remarks below about MPNG being in liquidation. The other 10% is held in trust for Kare-Puga Development Corporation Pty Limited (“KDC”), a private Papua New Guinea company that represents the traditional landowners at Mt. Kare which in turn holds its 10% beneficial interest in trust for such traditional landowners. It is important to note, however, that MPNG is in liquidation, such that MBVI no longer controls MPNG. The Company does not expect to realize any rights of ownership in the Mt. Kare Property other than through proceeds of liquidation, if any, which might accrue to its benefit. The Company ascribes no value to its rights in the Mt. Kare Property and has written off all related carrying values in its financial statements.

MPNG was petitioned into liquidation, a defined legal process under the laws of Papua New Guinea, due to debts incurred while Buffalo controlled MPNG, and accordingly, MPNG is now controlled by the liquidator. The Company does not intend to expend any further funds on the Mt. Kare Property and the Company no longer regards the Mt. Kare project as a property of major significance.

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of Lewis. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$5,000,000. The advance royalty for the first two years has been paid by the Joint Venture in December 2007 and 2008 and the advance royalty for the third year has recently been paid, subsequent to the completion of the October 31, 2009 fiscal year. The amount of the most recent two payments as determined pursuant to the escalation clause was US$70,204 in December 2008 and US$70,275 in December 2009 of which the Company’s 60% portion was US$42,123 and US$42,165 respectively.

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”). Under the GAM Agreement, the Company could acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which totaled US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement. The Company had an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which totalled US$72,000 and have been paid) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. Prior to the end of the fiscal year ending October 31, 2006, the Company had made sufficient exploration expenditures and other required payments on the Lewis Property to acquire a 60% interest in the Lewis Agreement, and the Company and GAM in 2006 formed a 60/40 joint venture for ongoing exploration and development of the Lewis Property. In 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of EMC Metals Corp. (formerly Golden Predator Mines Inc.) (“EMC”), a public company whose shares are listed for trading on the Toronto Stock Exchange.

B.	Business Overview

Since its incorporation in 1979, the Company has been in the business of the acquisition and exploration of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. At present, however, none of the Company’s properties has a known body of commercial ore, nor are any of such properties at the commercial development or production stage, and all such properties are in the exploration stage.

Prior to 1993, the Company was engaged in the exploration of mineral properties that were subsequently abandoned and written off. From 1993 to 1996, the Company was primarily focussed on the exploration of the Belencillo Property in the Republic of Panama. From 1996 to 2005, the Company was primarily focussed on the exploration of the Mt. Kare Property in Papua New Guinea. The carrying values of each of the Belencillo and Mr. Kare properties have been written down to zero although the Company maintains certain ownership rights. In 2002, the Company began exploring the Lewis Property in Nevada, and since 2005 has been primarily focussed on the exploration of this project. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

Considering the current status of the Mt. Kare project as described above in “Acquisition of the Mt. Kare Property, Papua New Guinea”, i.e., the Company’s wholly-owned Papua New Guineas subsidiary being in liquidation, the Company no longer believes that the Mt. Kare property is of major significance to it. As the Company’s Papua New Guinea subsidiary is in liquidation and therefore no longer controlled by the Company, the financial statements of that subsidiary are no longer consolidated with those of the Company.

[The balance of this page is intentionally left blank.]

C.	Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 28, 2010:

Madison Minerals Inc.
(Incorporated in B.C.)
Madison Enterprises
(Latin American), S.A
100%
(Incorporated in Panama)
Madison Enterprises
(BVI) Inc.
100%
(Incorporated in the British
Virgin Islands)
Madison Enterprises (Nevada)
Inc.
100%
(Incorporated in Nevada)
Belencillo Property
Panama
31.12%
Madison Enterprises
(PNG) Limited.
100%*
(Incorporated in Papua New
Guinea)
Lewis Property
Nevada
60%
Frontier Mining &
Exploration Limited
100%
(Incorporated in Papua
New Guinea)
Mt. Kare Property
PNG
90%
Oakland Limited
100%
(Incorporated in Papua
New Guinea)
Matu Mining Limited
66.67%
(Incorporated in Papua
New Guinea)
Matu Mining Limited
33.33%
(Incorporated in Papua
New Guinea)

*  While the Company owns 100% of Madison Enterprises (PNG) Limited (“MPNG”), as discussed above under “Acquisition of the Mt. Kare Property, Papua New Guinea”, MPNG is in liquidation and accordingly the court-appointed liquidator controls MPNG, the Mt. Kare Property, and MPNG’s subsidiaries Frontier, Oakland and Matu.

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

Lewis Property, Nevada

Title

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), (collectively, the “Phoenix Joint Venture”) acquired, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) the rights to jointly acquire a 100% interest in the Lewis Property, a contiguous block of 360 unpatented and 8 patented claims located in Lander County covering some 20 square miles (51.8 sq km or 5,180 hectares) in the Battle Mountain District of central Nevada.

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

During 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of EMC.

Location, Access & Physiography

The Lewis Property consists of a contiguous group of 360 unpatented and 8 patented mining claims comprising approximately 5,498 acres (2,225 hectares). It is located within T. 31 N., R. 43 E. Sections 2-5, 8-11, 15-16 and 20-21 and, T. 32 N., R. 43 E. Sections 32 and 34 Battle Mountain Mining District, Lander County, Nevada. The Lewis Property is situated approximately 12 miles (19 kilometres) southwest of the town of Battle Mountain, Nevada, the nearest population centre. Access to the Lewis Property is excellent with year round four-wheel-drive vehicle the preferred method. Travelling 9 miles (15 kilometres) south from Battle Mountain on State Highway 305 and then west for an additional 5 miles (8 kilometres) along the improved gravel and dirt-based Galena Canyon road allows access to the central portion of the property. A series of drill roads provides adequate access to many other parts of the Lewis Property.

The Lewis Property is situated in a region of moderate to locally steep relief in north central Nevada, at elevations ranging from 5,000 to 7,875 feet (1,525 to 2,400 metres) above sea level. Vegetation consists of sparse sagebrush with local juniper and cottonwood trees. The climate is hot and semi-arid in the summer with occasional snow in winter. The operating season is year round.

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

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed to the east below the Dewit thrust, a major splay or imbricate thrust of the Roberts Mountain sole thrust. The Scott Canyon Formation comprises approximately 5,000 feet (1,524 metres) of chert, argillite and volcanics with lessor limestone, quartzite and sandstone. The Early to Middle Ordovician Valmy Formation locally has been subdivided into three members. Member 1 is composed of 1,785 feet (544 metres) quartzite, chert, black shale and volcanic; Member 2 is composed of 3,675 feet (1,120 metres) chert, shale, quartzite and volcanic and Member 3 is composed of 3,000 feet (914 metres) black shale, green and black chert. The Scott Canyon and Valmy Formations represent a western siliceous and volcanic facies assemblage deposited in deep water adjacent to the Cordilleran platform.

The structurally overlying Late Cambrian Harmony Formation represents a transitional assemblage of quartzo-feldspathic sandstone with lessor shale, limestone and volcanic, approximately 3,000 feet (914 metres) thick, which crops out in the central portion of the property. These formations were transported eastward along the Roberts Mountain thrust fault. The Roberts Mountain thrust fault is not exposed and is postulated to occur at depth. The Dewit Thrust separates the Harmony Formation in the hanging wall from foot wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Paleozoic siliceous and volcanic and transitional assemblages are autochthonous Upper Paleozoic clastics and carbonates of the Antler sequence comprising three formations. The basal Battle Formation comprises 730 feet (222 metres) of conglomerate and sandstone with lessor interbedded shale and limestone of Pennsylvanian age. The middle Antler Peak Formation comprises 200 –1,700 feet (60 – 518 metres) of fossiliferous limestone with subordinate sandy and shaley layers of Late Pennsylvanian and Early Permian age. The upper Edna Mountain Formation comprises 100 – 200 feet (30 – 60 metres) of calcareous shale, limestone, sandstone and conglomerate of Permian age. These rocks crop out in the central part of the property along the Virgin Fault and Golconda Thrust.

The allochthonous Havallah assemblage of Pennsylvanian to Permian age, the basinal equivalent of the Antler sequence, has been transported from the west along the Golconda sole thrust. The Havallah assemblage, which crops out in the western part of the property, has been divided into the Pumpernickel and Havallah Formations. The Pumpernickel Formation slope facies comprises over 5,000 feet (1,500 metres) of chert, argillite and minor volcanic separated from the Havallah Formation basinal turbidites by the Willow Creek imbricate thrust a major splay of the Golconda thrust. The Havallah Formation, exposed west of the Willow Creek thrust, has been subdivided into three members. The oldest Jordy member comprises 1,272 feet (387 metres) of sandstone, chert, shale and conglomerate; the middle Trenton Canyon member, 1,000 feet (300 metres) of varied colour shale and chert; and the upper Mill Canyon member, 2,385 feet (727 metres) of quartzite, calcareous sandstone, shale, chert and conglomerate.

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

Reno
Lewis Property
Las Vegas
0 Miles 100
Nevada, USA
Location Map
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
R 43 E
T 32 N
T 31 N
N
Newmont
Newmont
Hider, White & Shiloh
Central Virgin
Trinity
Buena Vista South
Virgin
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Geological Explanation
Tag Altered Granodiorite
Pj
Pp Pumpernickel Formation
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

Copper deposits at Copper Canyon and Copper Basin were actively mined by underground methods during both Worlds Wars. Duval Corp. acquired the copper properties in 1961 and began large-scale open-pit operations at both Copper Canyon and Copper Basin in 1967. Copper mining continued until 1981 when depressed prices caused operations to be suspended. Duval Corp. continued mining gold and silver which had started with the discovery of precious metal skarns at the Tomboy and Minnie deposits in the mid 1970’s. Discoveries of the Upper and Lower Fortitude deposits at Copper Canyon soon followed in 1980. In 1980, Hart River Mines optioned the Lewis Property and, during the next five years, conducted drill exploration on a number of historic mineral occurrences including the Virgin, Buena Vista, Hider, White & Shiloh and Trinity showings. In December of 1984, the Battle Mountain Gold Mining Co. was formed to assume the gold mining operations of Duval Corp., including the newly discovered Fortitude deposit at Copper Canyon. The Lower Fortitude orebody produced over 2.3 million ounces (71.5 metric tonnes) gold and 10.8 million ounces (336 metric tonnes) silver.

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

Battle Mountain Gold merged with Hemlo Gold Mines in 1996. Battle Mountain Gold announced that the new proposed Phoenix project contained a 4.9 million ounce (168 metric tonne) gold reserve in 1999. Battle Mountain Gold was bought by Newmont Mining in 1999 following their earlier acquisition of Santa Fe Pacific Gold Corp. making Newmont the largest land holder and gold producer in the district. Following the amalgamation, Newmont announced in 2000 a 6 million-ounce gold reserve at the Phoenix/Fortitude project. Newmont optioned the Lewis Property in 2000 and conducted drilling in the Antler Peak area before terminating the agreement.

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

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 1,000 feet (300 metres) on the Lewis Property. On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralising conduit to the favourable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

In November 2002, the Company carried out an initial nine-hole 5,835-foot (1,778 metres) reverse circulation drilling program on the Lewis Property. This program tested stratigraphic and structural targets along a 400-foot (120 metres) north-south extent of the Virgin Structural Zone, starting 400 feet (120 metres) north of the Newmont boundary. The objectives of this initial phase of exploration drilling were to confirm geology, structure, mineralization and continuity and expand the along-strike and up-dip extensions of Virgin style mineralization identified by previous operators.

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

Through 2003, the Company continued to focus its exploration on the Virgin Structural Zone. The Company carried out preliminary structural mapping, geochemical and geophysical (9.03 miles MT-IP or 14.5 kilometres) surveying and drilled 24 holes, totalling 18,050 feet (5,500 metres) on the Virgin Structural Zone for a cumulative total of 33 holes totalling 23,885 feet (7,280 metres).

Results suggest that the Virgin Structural Zone is comprised of two distinct styles of mineralization: subvertical, structurally controlled mineralization and sub-horizontal stratigraphically controlled mineralization. Drilling has confirmed excellent lateral and vertical continuity of mineralization from surface to a minimum depth of 700 feet (213 metres). The gold-bearing mineralization, at least 1,850 feet (560 metres) in strike extent, takes the form of a continuous sub-vertical, linear body with a series of sub-horizontal, amoeba-shaped zones.

During the summer of 2004, the Company undertook a preliminary prospecting and sampling program at the Lewis Property. Exploration was conducted north and northeast of the Company’s previous drilling along the Virgin Structural Zone. Target areas evaluated included the Trinity, White & Shiloh and Hider structural trends.

The exploration program included analysis of 25 rock samples and approximately 200 soil samples. A number of encouraging precious metal and base metal results were identified, worthy of follow-up evaluation. The soil sampling was over four widely spaced grid lines at the Trinity structural trend. Results from a mobile metal ion analysis of the soil samples has partially outlined a nearly continuous, geochemically anomalous trend measuring a minimum of 9,840 feet (3,000 metres) in length and averaging 130 – 160 feet (40 to 50 metres) in width. Additional sampling and prospecting follow-up is warranted based on these results.

During the fiscal year ending October 31, 2005, the Company did not undertake any additional field exploration at the Lewis Property.

Exploration - Recent Results

From August to November 2006, the Company undertook forty-nine reverse circulation drill holes totalling 31,690 feet (9,659 metres) and collected 6124 samples for analysis. Seven widely spaced holes totalling 5,400 feet (1,645 metres) tested a 1,800 foot (580 metres) strike extent of the Buena Vista mineral trend. The Buena Vista is a subparallel northwest trending zone of historic mineralization located 1,640 feet (500 metres) west across the valley from the Virgin Zone. Drilling intersected potentially economic mineralization in five of the holes, confirming the potential of this subparallel mineral trend.

Forty-two holes totalling 26,290 feet (8,013 metres) were drilled as in-fill and step-out holes along a 2,000 foot (600 metres) strike length of the northwest trending Virgin Mineral trend. Hundred-foot (30 metres) infill holes have been completed along a 800 foot segment of the south central Virgin Zone. Step-out drilling extended the zone to the south and along strike to the north. Drilling confirmed excellent lateral and vertical continuity of both styles of mineralization: subvertical structural and subhorizontal stratagraphic controlled. In addition drilling has identified several new mineralized cross-structures. These cross-structures appear to localize higher grade mineralization at structural intersections.

From July to November 2007 the Phoenix Joint Venture undertook ten core and 34 reverse circulation drill holes totalling 31,643 feet (9,645 metres). Ten core holes were drilled to evaluate structure and geology, and to confirm previous RC drill results. Thirty-four reverse circulation holes were drilled as in-fill and step-out holes at 100 foot (30 metres) centres along three north-south drill sections to test the Virgin Zone mineralization along strike to the north and down-dip to the west and enable the company to define a future preliminary resource estimate. The program met its objective intersecting precious metal mineralization in all the holes and confirming previous RC drill results.

In addition the Company carried out an IP geophysical survey to further define areas of interest within and along the strike of both the Virgin and Buena Vista mineral trends. Zonge Geophysics of Reno was contracted and completed 20 lines of IP survey, totaling 57,500 feet (17,526 metres).

The 2008 drill program consisted of 17 core holes totalling 12,648 feet (3,855 metres) and 33 reverse circulation holes totalling 18,264 feet (5,567 metres). The program targeted the central portion of the Virgin Zone and included both in-fill and step-out holes using 100 foot (30 metre) drill spacing. A small percentage of core holes used have confirmed previous RC results and the geological and structural models. The drilling expanded the Virgin Zone by 330 feet (100 metres) down-dip over a 1,000 foot (300 metre) strike length. The Virgin Mineralized Zone remains open along strike to the north and south and down-dip to the west and has been defined over a minimum 2,500 foot (750 metre) strike length and now 1,150 feet (350 metres) east-west.

Significant gold and silver results from the 2008 drilling compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

During the 2009 fiscal year, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, the Company expended some $50,000 in December 2008 as its portion of the advance royalty payment for 2009. Exclusive of the advance royalty, the Company expended approximately $130,000 on our 60 per cent portion of JV costs, before a cost recovery of $22,000. Of the amounts expended, the majority reflected costs of the fiscal 2008 work billed and paid in fiscal 2009. Readers should note that an additional approximate $44,300 has been paid by the company in December 2009 in respect of the advance royalty for 2010. This expenditure is indicative of the intention of the Company and its joint venture partner to continue with their tenure and development of the Lewis Project. A program and budget for 2010 is under preparation for consideration by the joint venture partners.

Mt. Kare Property, Papua New Guinea

The Company’s wholly-owned indirect subsidiary Madison Enterprises (PNG) Ltd. (“MPNG”), owns a 90% beneficial interest in the Mt. Kare Property. The other 10% is held in trust for Kare-Puga Development Corporation Pty Limited (“KDC”), a private Papua New Guinea company that represents the traditional landowners at Mt. Kare which in turn holds its 10% interest in trust for such traditional landowners.

MPNG was formerly held, indirectly through subsidiaries, 60% by Buffalo Gold Ltd. (“Buffalo”) and 40% by the Company, such that those entities own an effective 54% and an effective 36% interest in the Mt. Kare Property. The Company subsequently reacquired the interest formerly held by Buffalo at no cost, resulting in the Company once again owning, indirectly through subsidiaries, a 90% interest in the Mt. Kare Property. Due to debts incurred while Buffalo controlled MPNG, MPNG was petitioned into liquidation, a defined legal process under the laws of Papua New Guinea, and accordingly, MPNG is now controlled by the liquidator. The Company does not intend to expend any further funds on the Mt. Kare Property and the Company no longer regards the Mt. Kare project as a property of major significance.

Belencillo Property, Panama

The Company does not regard this property to be of major significance. The location, a summary of the project’s exploration and the nature of the Company’s 31.12% interest are set out in Item 4.A above under “Acquisition of the Belencillo Property, Panama”. It is the Company’s plan to seek to dispose of its interest for cash, for shares of a publicly traded enterprise or for other valuable consideration. No discussions or negotiations to this end have recently occurred. Recent material transactions and developments during 2008 and 2009 related to an adjacent mineral property held by unrelated third parties provide some grounds encouraging the Company’s plan.

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

Operations on the Lewis Property during fiscal 2009

As at October 31, 2009, the Company had incurred, in respect of its 60% interest, $7,737,693 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2009, the Company incurred, in respect of its 60%, option fees and acquisition and net exploration expenditures of a net $158,394 on the project, comprised of an advance royalty payment of $50,075, assay costs of $49,901, contractors and geological staff costs of $23,946, land, legal and insurance costs of $54,430, travel and accommodation costs of $2,304, and cost recovery amounts of ($22,262). The majority of costs recognized in fiscal 2008-2009 arose from billings arising from exploration conducted in the 2007-2008 fiscal year. U.S. persons reading this Annual Report should note that of the net $158,394 added in fiscal 2009 to mineral property carrying costs under Canadian generally accepted accounting principles, the amount of $158,394 cannot be added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2009. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,737,693 as the cumulative carrying value for the Lewis Property set out above is reduced by a cumulative total of $6,198,849 to a carrying value under U.S. generally accepted accounting principles of $1,538,844 as set out in “Balance sheets” in Note 17 to the Company’s financial statements for the year ended October 31, 2009.

Operations on the Lewis Property during fiscal 2008

As at October 31, 2008, the Company had incurred, in respect of its 60 per cent interest, $7,579,299 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2008, the Company incurred, in respect of its 60 per cent interest, option fees and acquisition and exploration expenditures of $3,164,760 on the project, comprised of acquisition costs of $1,206,720, an advance royalty payment of $36,202, assay costs of $338,277, camp costs of $9,688, contractors and geological staff costs of $234,300, drilling costs of $1,220,497, land, legal and insurance costs of $47,577, option fees of $5,863, and travel and accommodation costs of $65,636. The option having been exercised in December 2007, no further option fees are required. U.S. persons using this Annual Report should note that of the $3,164,760 added in fiscal 2008 to mineral property carrying costs under Canadian generally accepted accounting principles, the amount of $1,953,220 cannot be so added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2008. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,579,299 as the cumulative carrying value for the Lewis Property set out above is reduced by a cumulative total of $6,010,116 to a carrying value under U.S. generally accepted accounting principles of $1,569,183 as set out in “Balance sheets” in Note 17 to the Company’s financial statements for the year ended October 31, 2008.

Exploration within the Lewis Property has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude area on the adjacent Newmont project, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style. The Lewis Property covers approximately 20 square miles including a three mile (4.8 kilometre) strike extent of highly prospective ground northward along this potentially mineralized, favourable stratigraphic-structural corridor.

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by the Phoenix Joint Venture and previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 2,500 feet (750 metres) on the Lewis Property. On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralising conduit to the favourable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

Programs and budgets for 2010 have not been established.

Fiscal Year Ended October 31, 2009 Compared to Fiscal Year Ended October 31, 2008

During the fiscal year ended October 31, 2009, the Company recorded a loss on the write-down of the Belencillo property of $43,365, a loss on the write-down of marketable securities of $35,216, a foreign exchange loss of $27,181, income from project management fees of $11,656 and interest earned of $3,187. During the fiscal year ended October 31, 2008, the Company recorded a loss on the write-down of marketable securities of $3,340,283, interest earned of $85,751, project management fees of $126,789 and a foreign exchange gain of $140,656.

The non-cash writedown of the Belencillo project arose from the factors described in the preceding section “Acquisition of the Belencillo Property, Panama”. The marketable securities writedown was a non-cash item resulting from writing down to zero the fair value of shares in Buffalo Gold Ltd. (“Buffalo”) upon that company ceasing to be listed on a trading exchange, as set out in Note 4(b) to the 2009 financial statements.

The foreign exchange loss arose principally from holding in U.S. cash and a joint venture receivable during a period when that currency was declining against our reporting currency, the Canadian dollar – an opposite foreign exchange effect from that experienced in the preceding fiscal year. The decreased interest earned reflects diminishing cash balances held in fiscal 2009, as the Company’s balance of proceeds from a financing late in the 2006 fiscal year continued to be expended on mineral exploration. In addition, market interest rates achievable on the Company’s surplus funds diminished dramatically in fiscal 2009 compared to fiscal 2008.

Expenses for the fiscal year ended October 31, 2009 were $425,941, reduced significantly – 56% – from $958,819 for the fiscal year ended October 31, 2008. The most significant cost centre decreases were 1) the absence of a stock-based compensation charge ($175,127 in fiscal 2008) because no options were granted in the 2009 fiscal year; and 2) a reduction of approximately $172,500 in salary and benefit costs – attributable to a greatly reduced scope of exploration activity and a corresponding reduction in the use of allocated shared staff costs. Office and rent costs decreased by approximately $71,400, also attributable to the reduced scope of exploration activity and a corresponding reduction in the use of allocated shared costs. Accounting and audit costs decreased by approximately $46,800 largely attributable to reduced costs for outside consulting on internal control certification associated with Sarbanes-Oxley legislation following large initial year costs in the preceding financial year, and public relations expenses decreased by approximately $46,100 reflecting a reduction of activity in this cost centre.

Fiscal 2009 yielded, based on Canadian generally accepted accounting principles, a net loss for the year of $516,860 or $0.01 loss per share compared to net loss in fiscal 2008 of $3,945,906 or $0.11 loss per share. Other than the changes to operating costs set out above, the principal component of the dramatic reduction in loss was the far smaller write-down of marketable securities – the shares of Buffalo Gold – in 2009 since approximately 99 per cent had been recognized in the 2008 financial year. The Company expects to continue in a net loss position for the fiscal year ending October 31, 2010 due to the nature of its operations as a development stage company. As set out in Note 17 to the financial statements, based on U.S. generally accepted accounting principles the 2009 net loss was $631,889 or $0.02 per share, with the additional net loss under U.S. GAAP arising from the requirement to charge as expense $108,319 in mineral exploration costs incurred on the Lewis Project.

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

Expenses for the fiscal year ended October 31, 2008 were $958,819, up significantly from $782,596 for the fiscal year ended October 31, 2007, principally resulting from an increase in stock-based compensation costs, to $175,127 in fiscal 2008 recognized upon a large grant to numerous optionees, compared to $54,407 in fiscal 2007, when the only recognition was on the vesting of one-half of a single grant. Accounting and audit costs increased by $68,398 largely attributable to a significant outlay for outside consulting on internal control certification associated with Sarbanes-Oxley legislation; office and rent costs increased by $36,989 reflecting increased levels of activity and expenditure at the Lewis project, and salaries and benefits increased by $21,759 reflecting a general compensation increase. Public relations expenses decrease by $73,025 reflecting a reduction of activity in this costs centre.

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

Expenses for the fiscal year ended October 31, 2007 were $782,596, down significantly from $2,303,761 for the fiscal year ended October 31, 2006, principally resulting from a large reduction in stock-based compensation costs, from $1,620,691 in fiscal 2006, when a large grant to numerous optionees was made, to $54,407 in fiscal 2007, when one-half of a single grant vested. Increases of $10,000 or more occurred in salaries and benefits, public relations and travel costs arising from higher compensation and increased activities in these cost centres. No costs were incurred in fiscal 2007 in the cost centres consulting and miscellaneous property expenditures, resulting in a reduction from fiscal 2006.

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

Within the last 24 months very pronounced volatilities, including in may cases very severe deteriorations, in the capital markets have occurred. These have affected many asset classes, including common equities, and valuations have in a wide array of cases fallen dramatically from higher levels which were prevalent in years such as 2006 and 2007. The volatility and in many cases reduction in values has been particularly pronounced for the common equity of junior mineral resource exploration companies, such as Madison Minerals Inc., and this is demonstrated in Item 9.A “Offer and Listing Details”. Notwithstanding these volatilities, the Company succeeded in closing a modest private placement of equity securities in late October 2009, indicating the availability of capital market funding to the Company at that time and in that level of magnitude.

In the near term, the Company plans to continue its exploration activities on its currently held properties. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. The amounts likely to be expended on the Lewis Gold Project for 2010 are expected to be at a similar level as in 2009, reflecting the Company’s current cash resources. The Company shall remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on its existing working capital, the Company does not expect to require additional financing for its currently active projects during the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the 2009 Financial Statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

Management has considered whether the current economic environment could indicate possible impairment of the carrying values of the Lewis Project. Following a focused review, management has concluded that conditions suggesting impairment are not present.

At October 31, 2009, the Company had working capital of $565,237 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year. If the Company is to advance or develop its mineral properties further, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, doubt could arise about its ability to continue as a going concern.

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

October 31, 2009 Compared to October 31, 2008

At October 31, 2009, the Company's current assets totalled $677,132 compared to $1,036,204 at October 31, 2008. The decrease is attributable principally to the drawdowns in the Company’s cash position as set out in the Statement of Cash Flows, to the write-down of the carrying value of the shares of Buffalo Gold Ltd. recognized in the second quarter in the 2009 fiscal year, to the reduction in unrecovered joint venture costs and to the reduction in receivables from related entities. During the fiscal year, total liabilities decreased to $111,895 from $140,182. The principal component of this decrease was a reduced accrual for accounting and audit costs related to diminishing costs of Sarbanes-Oxley compliance. As a result of these factors, the Company had working capital of $565,237 at October 31, 2009 as compared to $896,022 at October 31, 2008. The Company had no long-term debt at either October 31, 2009 or October 31, 2008.

At October 31, 2009, the Company had total assets of $8,461,520 compared to $8,718,196 at October 31, 2008. This decrease is principally attributable to the cash costs of operating activities as set out in the Statement of Cash Flows and the expenditures on the Lewis Project set out in Note 5.

Share capital as at October 31, 2008 was $68,278,644 compared to $68,001,686 in the prior year. The increase arises from the private placement of equity securities as set out in Note 7 to the financial statements.

The Company's largest cash outflows in the fiscal year ended October 31, 2009 were to fund its operating activities in the amount of $375,689 and expenditures on the Lewis Property, Nevada of $185,390. For the prior year ended October 31, 2008 expenditures on projects, virtually entirely on the Lewis project, were $3,186,053 and to fund operating activities were $433,729. The amount of exploration costs incurred by the Company fluctuates based on the scope of the exploration programs the joint venture agrees to conduct. The prior year fiscal 2008 expenditures were significantly increased by the Company’s USD $1,200,000 portion of the Lewis Property acquisition price, paid in December 2007 on exercise of the purchase option.

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

Outlook

For the remainder of the fiscal year ending October 31, 2009, the Company’s activities will continue to focus on the Lewis Property. Our technical staff have commenced formulating a program and budget for 2010, which will then be submitted to the joint venture for consideration and adoption. Based on existing working capital, the Company does not expect to require additional financing during the current 2010 fiscal year. The Company has no material commitments for capital expenditures for the 2010 fiscal year. In December 2009 the joint venture made the advance royalty payment due at that time for the year 2010 on the Lewis project in the amount of US$70,275 of which the Company’s 60% cost was US$42,165.

C.	Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.	Trend Information

Readers of this report are referred to the disclosure above in Item 5.B “Liquidity and Capital Resources” for a discussion of recent highly volatile and potentially adverse developments in the capital markets, which may have an adverse effect on the Company’s ability to raise equity capital for its operations beyond the end of fiscal 2009. Also as set out in Item 5.B, the Company did succeed in carrying out a modest private placement of equity securities in October 2009.

E.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 34 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 30 years. Mr. Brown is 62 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008. She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She has worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson is 58 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company. She is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is 60 years old and is the spouse of Mr. Idziszek.

Chet Idziszek

Mr. Idziszek is a director and President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971. In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is 62 years old and is the spouse of Ms. Dragovan.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an M.B.A. from the University of Toronto, and worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe is 61 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer both in private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 51 years old.

B.	Compensation

During the fiscal year ended October 31, 2009, the Company paid or accrued cash compensation of $55,260 for legal fees to a law practice controlled by its director James G. Stewart. It also paid $168,000 by way of salaries and benefits for management duties carried out by two directors, Mr. Idziszek and Ms. Dragovan, being $133,000 to Mr. Idziszek and $35,000 to Ms. Dragovan, and it paid $25,058 for management duties carried out as Chief Financial Officer by Mr. Brown. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2009 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

Option Grants in Last Fiscal Year

There were no stock options granted to the Company’s officers or directors during the fiscal year ended October 31, 2009.

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

The Company’s Audit Committee is comprised of Vivian Danielson, Nell Dragovan and Robert Sibthorpe. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the interim and audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company’s auditors, the Audit Committee shall convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.	Employees

During the fiscal year ended October 31, 2009, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal year ended October 31, 2008, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal year ended October 31, 2007, the Company had seven employees, all of whom worked at the Company’s head office. Of the seven employees, three worked in management roles, three in administrative roles, and one in accounting. Mineral exploration work was carried out by contract staff. None of the Company’s employees were casual or temporary employees.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at February 12, 2010	Number of Options or Warrants Outstanding at February 12, 2010	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Ian Brown	Nil	200,000	0.7%	$0.77	April 27, 2012
		50,000		$0.25	April 14, 2013
Vivian Danielson	15,000	125,000	0.4%	$0.25	April 14, 2013
Nell Dragovan	1,098,718	80,000	3.5%	$0.38	May 27, 2010
		100,000		$1.10	October 20,2011
		50,000		$0.25	April 14, 2013
Chet Idziszek	1,222,928	80,000	5.0%	$0.38	May 27, 2010
		350,000		$1.10	October 20, 2011
		100,000		$0.25	April 14, 2013
		137,500		$0.25	October 29, 2010
Robert Sibthorpe	Nil	80,000	0.6%	$0.38	May 27, 2010
		100,000		$1.10	October 20, 2011
		50,000		$0.25	April 14, 2013
J.G. Stewart	278,929	80,000	1.6%	$0.38	May 27, 2010
		125,000		$1.10	October 20, 2011
		50,000		$0.25	April 14, 2013
		62,500		$0.25	October 29, 2010

Total:	2,615,575	1,820,000	11.8

1.    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 12 , 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 37,406,727 Common Shares outstanding as of February 12, 2010.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, stock options entitling the purchase of up to 3,237,616 had been granted to directors, officers and employees of the Company and a further 503,057 shares are reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The President and CEO holds 5% of the Company’s common shares at February 12, 2010.

As at February 12, 2010 there were 37,406,727 common shares of the Company issued and outstanding. Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc. (formerly Pacific Corporate Trust Company), of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as January 13, 2010 there were 82 record holders of the Company's common shares resident in the United States, holding an aggregate 3,228,154 common shares. This number represents approximately 8.6% of the total issued and outstanding common shares of the Company as at February 12, 2010. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States, as at January 13, 2010 there were 1,601 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 9,271,851common shares. Adding this number to the 3,228,154 shares recorded in the records of the Company’s transfer agent and registrar, as at January 13, 2010 a total of 12,500,005 common shares were held in the United States by a total of 1,683 record holders, totalling approximately 33.4% of the total issued and outstanding common shares of the Company.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2009, or proposed material transactions between the Company or any of its subsidiaries and:

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

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2009 which contain an Independent Auditor’s Report dated February 18, 2010, Consolidated Balance Sheets as at October 31, 2009 and 2008, Consolidated Statements of Operations for the Fiscal Years Ended October 31, 2009, 2008 and 2007, Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended October 31, 2009, 2008 and 2007, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2009, 2008 and 2007, and Notes to the Consolidated Financial Statements.

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

	High	Low
Fiscal Year 2009-2010
January 2010	$0.175	$0.125
December 2009	$0.205	$0.125
November	$0.16	$0.11
October	$0.17	$0.155
September	$0.185	$0.09
August	$0.17	$0.085
First Quarter to January 31, 2010	$0.205	$0.110
2009	$0.19	$0.055
Fourth Quarter	$0.185	$0.085
Third Quarter	$0.145	$0.07
Second Quarter	$0.19	$0.075
First Quarter	$0.18	$0.055
2008	$0.415	$0.055
Fourth Quarter	$0.22	$0.055
Third Quarter	$0.29	$0.155
Second Quarter	$0.345	$0.255
First Quarter	$0.415	$0.28
2007	$1.27	$0.27
2006	$1.34	$0.23
2005	$0.86	$0.24

The closing price of the Company's common shares on the TSX Venture Exchange on February 12, 2010 was $0.13.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCBB”) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

		High		Low
Fiscal Year 2009-2010
January 2010		$0.165		$0.111
December 2009	US$	0.20	US$	0.105
November	US$	0.171	US$	0.096
October	US$	0.228	US$	0.11
September	US$	0.21	US$	0.085
August	US$	0.1389	US$	0.075
First Quarter to January 31, 2010	US$	0.200	US$	0.096
2009	US$	0.2280	US$	0.026
Fourth Quarter	US$	0.2280	US$	0.075
Third Quarter	US$	0.139	US$	0.05
Second Quarter	US$	0.179	US$	0.05
First Quarter	US$	0.145	US$	0.026
2008	US$	0.6261	US$	0.06
Fourth Quarter	US$	0.212	US$	0.06
Third Quarter	US$	0.39	US$	0.151
Second Quarter	US$	0.37	US$	0.2410
First Quarter	US$	0.6261	US$	0.24
2007	US$	1.1225	US$	0.2401
2006	US$	1.19	US$	0.19
2005	US$	0.69	US$	0.18

The latest closing price of the Company's common shares on the OTCBB on February 12, 2010 was US$0.14.

B.	Plan of Distribution

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

There is no provision in the Company's constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries) other than a shareholder rights plan adopted by the Board of Directors of the Company effective March 5, 2008. The plan authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to March 5, 2008. The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates. The rights are not exercisable until the occurrence of certain designated events. Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

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

At the end of the period covered by this report, the fiscal year ended October 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at October 31, 2009, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2009 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$45,000	87%
Audit-related fees	-	-
Tax fees	$6,700	13%
All other fees	-	-
Total fees	$51,700	100%

These amounts related to work done for the fiscal year ended October 31, 2008.

The aggregate fees billed in the fiscal year ended October 31, 2008 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$38,000	89%
Audit-related fees	-	-
Tax fees	$4,500	11%
All other fees	-	-
Total fees	$42,500	100%

These amounts related to work done for the fiscal year ended October 31, 2007.

The Company has made an accrual of $50,000 for combined audit fees and tax fees for the fiscal year ended October 31, 2009. No billings have to date been received in respect of this fiscal year.

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

The information referred to in this Item is not required for the fiscal year ended October 31, 2009, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2009, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

Exhibit Number	Description of Document	Page No.

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)	E-475
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008	E-526
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008	E-534
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 18th day of February, 2010

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

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

Exhibit Number	Description of Document	Page No.

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.N

Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)	E-475
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008	E-526
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008	E-534
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Madison Minerals Inc.

Consolidated Financial Statements

October 31, 2009

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Madison Minerals Inc.

We have audited the consolidated balance sheets of Madison Minerals Inc. as at October 31, 2009 and 2008 and the consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended October 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and cash flows for the years ended October 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 18, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 18, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 18, 2010	F-2

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MADISON MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT OCTOBER 31

	2009	2008

ASSETS

Current
Cash	$536,194	$582,179
Marketable securities (Note 4)	23,120	48,221
Receivable from joint venture partner (Note 5)	57,800	294,847
Other receivables (Note 10(b))	56,161	107,100
Prepaid expenses and deposits	3,857	3,857

	677,132	1,036,204
Mineral properties (Note 5)	7,737,693	7,622,664
Fixtures and equipment (Note 6)	46,695	59,328

	$8,461,520	$8,718,196

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 10(b))	$111,895	$140,182
Shareholders' equity
Capital Stock (Note 7)
Authorized
Unlimited common shares without par value
Issued
37,406,727 (2008 – 35,437,076) common shares	68,278,644	68,001,686
Contributed surplus (Note 7)	3,658,614	3,657,216
Accumulated other comprehensive loss	(5,780)	(15,895)
Deficit	(63,581,853)	(63,064,993)

	8,349,625	8,578,014

	$8,461,520	$8,718,196

Nature and continuance of operations (Note 1)
Commitments (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2009	2008	2007

EXPENSES
Accounting and audit		$57,670	$104,500	$36,102
Amortization		12,942	23,815	5,973
Consulting		-	8,209	-
Filing fees		14,547	19,947	24,577
Insurance		1,502	12,393	11,408
Legal fees (Note 10(a))		30,723	26,737	45,478
Miscellaneous property expenditures		34,528	5,802	-
Office and rent		40,664	112,060	68,683
Public relations		24,221	70,329	143,354
Salaries and benefits		198,384	370,901	349,142
Shareholder information		1,655	1,757	2,572
Stock-based compensation (Note 8)		-	175,127	54,407
Transfer agent fees		8,537	9,790	13,141
Travel		568	17,452	27,759

		(425,941)	(958,819)	(782,596)

OTHER INCOME (EXPENSES)
Write-down of mineral property (Note 5)		(43,365)	-	-
Write-down of marketable securities (Note 4)		(35,216)	(3,340,283)	-
Foreign exchange gain (loss)		(27,181)	140,656	(128,600)
Interest earned		3,187	85,751	236,044
Project management fees (Note 5)		11,656	126,789	142,425
Recovery of mineral property costs previously written down (Note 5)		-	-	3,366,331

		(90,919)	(2,987,087)	3,616,200

Income (loss) for the year		(516,860)	(3,945,906)	2,833,604

Unrealized gain on marketable securities (Note 4)		10,115	-	14,450
Unrealized loss on marketable securities (Note 4)		-	(62,135)	(487,749)
Reversal of unrealized loss on marketable securities		-	487,749	-

		10,115	425,614	(473,299)

Comprehensive income (loss) for the year	$	(506,745)	$(3,520,292)	$2,360,305

Basic and diluted earnings (loss) per common share		$(0.01)	$(0.11)	$0.08

Weighted average number of common shares outstanding		35,453,255	35,437,076	35,420,314

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2009		2008	2007

STATEMENT OF DEFICIT

Balance, beginning of year		$(63,064,993)		$(59,119,087)	$(61,952,691)
Net income (loss) for year		(516,860)		(3,945,906)	2,833,604

Balance, end of year		$(63,581,853)		$(63,064,993)	$(59,119,087)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$	(15,895)		$(441,509)	$-
Adjustment to opening balance on adoption of standard (Note 2)		-		-	31,790
Unrealized gain on marketable securities (Note 4)		10,115		-	14,450
Unrealized loss on marketable securities (Note 4)		-		(62,135)	(487,749)
Reclassification to statement of operations on recognition of permanent impairment (Note 4)		-		487,749	-

Balance, end of year	$	(5,780)	$	(15,895)	$(441,509)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
	$	(516,860)	$(3,945,906)	$2,833,604
Net income (loss) for the year
Items not affecting cash:
Amortization		12,942	23,815	5,973
Write-down of marketable securities		35,216	3,340,283	-
Write-down of mineral property		43,365	-	-
Stock-based compensation		-	175,127	54,407
Recovery of mineral property costs previously written down		-	-	(3,366,331)

Changes in non-cash working capital items:
Decrease (increase) in receivables		50,939	(46,022)	(24,232)
Increase (decrease) in accounts payable and accrued liabilities		(1,291)	18,974	(66,766)

Net cash used in operating activities		(375,689)	(433,729)	(563,345)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (to) joint venture partner		237,047	(1,246,008)	951,161
Proceeds from issuance of capital stock		295,450	-	33,000
Share issuance costs		(17,094)	-	-

Net cash provided by (used in) financing activities		515,403	(1,246,008)	984,161

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties		(185,390)	(3,186,053)	(1,816,867)
Advances to contractors		-	-	(35,443)
Cost of property disposition		-	-	(9,169)
Purchase of fixtures and equipment		(309)	(63,364)	(1,037)

Net cash used in investing activities		(185,699)	(3,249,417)	(1,862,516)

Decrease in cash		(45,985)	(4,929,154)	(1,441,700)

Cash, beginning of year		582,179	5,511,333	6,953,033

Cash, end of year		$536,194	$582,179	$5,511,333

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

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

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow.

As at October 31	2009	2008

Working capital	$565,237	$896,022
Deficit	(63,581,853)	(63,064,993)

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

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

Marketable securities

The Company’s holdings of marketable securities are accounted for as available-for-sale financial instruments and are measured at fair value, with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet.

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

Fixtures and equipment

Fixtures and equipment are recorded at cost less accumulated amortization, which is provided for using the straight line method at the following annual rates:

Leasehold improvements	Straight line over life of lease
Furniture and fixtures	Straight line over five years
Computer equipment	Straight line over five years
Office equipment	Straight line over five years

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

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

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At October 31, 2009, 2008 and 2007, the total number of potentially dilutive shares excluded from earnings (loss) per share was 4,247,159, 3,372,616, and 5,957,998 respectively. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

The following weighted average numbers of shares were used for computation of earnings (loss) per share:

	2009	2008	2007

Weighted average shares used in computation of basic earnings (loss) per share	35,453,255	35,437,076	35,420,314
Effect of dilutive securities
Stock options and warrants	-	-	472,850
Weighted average shares used in computation of diluted earnings (loss) per share	35,453,255	35,437,076	35,893,164

Financial instruments – recognition and measurement

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: 1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; 2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and 3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale-normal purchase exemption, and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its cash as held-for-trading, its marketable securities as available-for-sale, and its receivables as loans and receivables. Accounts payable and accrued liabilities are measured at amortized cost. The adoption of this accounting policy in a prior fiscal year resulted in a $31,790 increase in the carrying value of marketable securities as at November 1, 2007 and a corresponding adjustment to accumulated other comprehensive income.

The Company follows CICA Handbook Section 3862, Financial instruments – disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages such risks.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments – recognition and measurement (cont’d…)

The Company also follows CICA Handbook Section 3863, Financial instruments – presentation, which establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Comprehensive income

Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in other comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

Capital disclosures

The Company follows CICA Handbook Section 1535 – Capital disclosures, which sets out standards for disclosing information about an entity’s capital and how it is managed.

3.	CHANGES IN ACCOUNTING POLICIES

New accounting standards adopted in the year

The Company adopted the following new accounting standards for its fiscal year beginning November 1, 2008. Other than additional disclosures in Note 1, the adoption of these standards had no impact on the Company’s financial statements.

Assessing going concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, replaced Section 3062, Goodwill and Other Tangible Assets, and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

3.	CHANGES IN ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the AcSB announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing November 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending January 31, 2012. Those statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheet at October 31, 2011. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties unchanged under IFRS, which are among its most significant accounting policies.

Business combinations

In January 2009, the CICA issued a new handbook section 1582, “Business Combinations”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with U.S. GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the aquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. This standard is not expected to have a material effect on the Company’s financial statements, unless and until the Company undertakes a transaction subject to the standard.

4.	MARKETABLE SECURITIES

At October 31, 2009 the Company’s holdings of marketable securities consisted of:

(a)

289,000 shares of Lund Gold Ltd. (“Lund”), a company related by having a number of directors in common, acquired in 2003 in consideration of a loan made to Lund by the Company. As of November 1, 2006, upon the adoption of new accounting standards in respect of financial instruments, these shares were recorded at the fair value of $60,690. At October 31, 2007 the fair value was $75,140 with the increase in fair value of $14,450 credited to the statement of accumulated other comprehensive income (loss). At October 31, 2008 the fair value was $13,005 with the decrease in fair value of $62,135 charged to the statement of accumulated other comprehensive income (loss). At October 31, 2009 the fair value was $23,120 with the increase in fair value of $10,115 credited to the statement of accumulated other comprehensive income (loss).

(b)

3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company with a former director in common, acquired in consideration of the sale in fiscal 2007 of 60 per cent of the Company’s interest in the Mt. Kare mineral project as described in Note 5. The fair value of these shares when received was $3,375,500. At October 31, 2007 the fair value was $2,887,751 with the decrease in fair value of $487,749 charged to the statement of accumulated other comprehensive income (loss). At October 31, 2008 the Company made the determination that its holding of Buffalo shares was permanently impaired and reduced the carrying value to $0.01 per share or $35,216 in the aggregate. At April 30, 2009 the Company made the determination that its holding of Buffalo shares was further permanently impaired, since the shares no longer trade, and reduced the carrying value to zero. The reductions in value were charged to the statement of operations upon the impairment determinations.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

5.	MINERAL PROPERTIES

	Acquisition Costs	Exploration Expenditures	2009 Total

Lewis Property, Nevada	$1,538,844	$6,198,849	$7,737,693

	Acquisition Costs	Exploration Expenditures	2008 Total

Lewis Property, Nevada	$1,538,844	$6,040,455	$7,579,299
Belencillo Property, Panama	-	43,365	43,365

	$1,538,844	$6,083,820	$7,622,664

	Lewis Property, Nevada	Belencillo Property, Panama	Total

Balance, October 31, 2007	$4,414,539	$42,322	$4,456,861

Acquisition costs	1,206,720	-	1,206,720
Advance royalty	36,202	-	36,202
Assays	338,277	-	338,277
Camp costs	9,688	-	9,688
Contractors and geological staff	234,300	-	234,300
Drilling	1,220,497	-	1,220,497
Land, legal and insurance	47,577	1,043	48,620
Option fees	5,863	-	5,863
Travel and accommodation	65,636	-	65,636

	3,164,760	1,043	3,165,803

Balance, October 31, 2008	7,579,299	43,365	7,622,664

Advance royalty	50,075	-	50,075
Assays	49,901	-	49,901
Contractors and geological staff	23,946	-	23,946
Land, legal and insurance	54,430	-	54,430
Travel and accommodation	2,304	-	2,304
Costs recovered	(22,262)	-	(22,262)
Impairment writedown	-	(43,365)	(43,365)

	158,394	(43,365)	115,029

Balance, October 31, 2009	$7,737,693	$-	$7,737,693

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

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

On March 29, 2006, the Company and GAM entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”). Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from GAM as well as charging a project management fee to offset certain administrative expenses. In 2007, GAM was acquired by Golden Predator Royalty and Development Corp., a publicly traded company, trading on the Toronto Stock Exchange.

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

As at October 31, 2009, GAM owed $57,800 (October 31, 2008 – $294,847) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project. This amount was subsequently paid.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

Subsequent to the balance sheet date, in December 2009 the parties made the required advance royalty payment in respect of calendar year 2010 of US$60,000 plus the CPI escalation.

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

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

5.	MINERAL PROPERTIES (cont'd …)

Mt. Kare, Papua New Guinea (cont'd …)

Pursuant to a series of agreements and amendments between July 2005 and June 2007 among the Company, Madison Enterprises (BVI) Inc., (“MBVI”), MPNG, Longview Investment Ltd. (“Longview Investment”), an arm’s length private Irish company, Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, and Buffalo, the Company as of October 31, 2007 had conveyed a 60% interest in MPNG to Buffalo (effectively representing a 54% interest in the Mt. Kare property).

The consideration received by the Company for this conveyance has included $650,000 in cash in stages by October 1, 2006, all of which has been paid; the completion of a 3000 meter drilling program by February 1, 2007; the delivery of $500,000 in cash (or the equivalent value in shares of Buffalo) upon regulatory and government approvals; and the delivery of 3,000,000 shares of Buffalo. The payment of $500,000 was effected by the delivery of 521,648 shares of Buffalo, and the total fair value recorded during fiscal 2007 on the delivery of the aggregate 3,521,648 shares of Buffalo was $3,375,500.

Effective July 14, 2008 the terms of a joint venture agreement with initial project interests of 60% to Buffalo and 40% to the Company were established. This joint venture had the intent that the Company contribute its share of joint venture costs after that date, or, alternately, face dilution of its interest. No programs or budgets were adopted under the joint venture agreement. In May 2009 Buffalo’s 60% interest in MPNG was returned to MBVI. MPNG was under a court ordered liquidation pursuant to the laws of Papua New Guinea and, accordingly, the Company no longer controls MPNG.

The $3,375,500 proceeds received in Buffalo shares in fiscal 2007, less cash costs of $9,169, were recorded in the statement of operations for fiscal 2007 as a recovery of costs previously written down.

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama. The Company wrote off $2,267,471 in costs on this property during the year ended October 31, 2001, as the Company had no intention of making further expenditures on the property at that time. During the year ended October 31, 2006, the Company and other interest holders re-evaluated their intentions and the Company incurred costs of $42,322 on this project. A further $1,043 was incurred in the year ended October 31, 2008. Effective April 30, 2009 the Company recognized an impairment charge of the entire $43,365 carrying cost of the project which has been charged to the statement of operations.

6.	FIXTURES AND EQUIPMENT

		2009			2008

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Leasehold improvements	$52,185	$14,472	$37,713	$51,876	$4,035	$47,841
Furniture and fixtures	8,613	2,434	6,179	8,613	712	7,901
Computer equipment	2,289	649	1,640	2,289	190	2,099
Office equipment	1,622	459	1,163	1,622	135	1,487

	$64,709	$18,014	$46,695	$64,400	$5,072	$59,328

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized:
An unlimited number of common shares without par value

Issued:
Balance as at October 31, 2006	35,371,076	$67,968,686	$3,427,682
Exercise of warrants	66,000	33,000	-
Stock-based compensation	-	-	54,407

Balance as at October 31, 2007	35,437,076	68,001,686	3,482,089
Stock-based compensation	-	-	175,127

Balance as at October 31, 2008	35,437,076	68,001,686	3,657,216
Private placement	1,969,667	295,450	-
Share issue costs	-	(17,094)	-
Broker warrants	-	(1,398)	1,398
Elimination of fractional shares	(16)	-	-

Balance as at October 31, 2009	37,406,727	$68,278,644	$3,658,614

Share issuance

In October 2009, the Company closed a private placement of 1,969,667 units at a price of $0.15 per unit to generate cash proceeds of $295,450, before cash commission to the agent of $4,006 and other share issue costs of $13,088. Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until October 29, 2010. An agent also received broker’s warrants entitling the purchase of up to 24,710 common shares of the Company on the same terms as the warrants described above. The fair value of the broker warrants was estimated to be $1,398. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 1.34%, an expected life of one year, expected volatility of 159% and an expected dividend yield of 0.0%.

Shareholder rights plan

The shareholders of the Company adopted a shareholder rights plan (the “Plan”) creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors. This plan, originally adopted with a ten-year term during 1998, was renewed in March 2008 with a further ten-year term expiring March 5, 2018.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

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

As at October 31, 2009, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,687,616	1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 14, 2013

3,237,616

Stock option transactions are summarized as follows:

	2009		2008		2007

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,372,616	$0.80	3,182,300	$0.96	3,082,700	$0.97

Granted	-	-	750,000	0.25	200,000	0.77
Cancelled/forfeited	(135,000)	1.83	(559,684)	0.97	(100,400)	0.75
Exercised	-		-		-

Outstanding, end of year	3,237,616	$0.76	3,372,616	$0.80	3,182,300	$0.96

The weighted average fair value of options granted during the fiscal year was approximately $nil (2008 - $0.16; 2007 - $0.54) per option. The total fair value of stock options vested in the year was $nil (2008 - $175,127; 2007 -$54,407) which has been recorded as stock-based compensation in the statement of operations. The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007

Risk-free interest	n/a	3.13%	4.12%
Expected option life	n/a	5 years	5 years
Expected stock price volatility	n/a	79%	88%
Expected dividend yield	-	-	-

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

8.	STOCK OPTIONS (cont'd...)

Share compensation plan

The Company has a plan whereby the board of directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

9.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2009		2008		2007

	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, Beginning of year	-	$-	4,649,238	$1.00	4,715,238	$0.99
Issued	1,009,543	0.25	-	-	-	-
Exercised	-	-	-	-	(66,000)	0.50
Expired	-	-	(4,649,238)	0.51	-	-

Outstanding, End of year	1,009,543	$0.25	-	$-	4,649,238	$1.00

The 1,009,543 outstanding warrants expire on October 29, 2010. During fiscal 2008, 3,149,998 warrants with an exercise price of $1.20 per share were repriced to $0.28 per share.

10.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and a company related by way of directors in common:

	2009	2008	2007

Legal fees	$55,260	$18,800	$29,550
Salaries and benefits	168,000	213,336	206,431

Legal fees and salaries and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)

At October 31, 2009, accounts payable and accrued liabilities included $44,000 (2008 - $2,965) due to a director of the Company, and other receivables included $nil (2008 – $62,437) due from companies related by way of directors in common.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

10.	RELATED PARTY TRANSACTIONS (cont’d…)

c)

During the year ended October 31, 2009 the Company recorded reimbursements of $112,712 (2008 - $121,694; 2007 - $128,082) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies. These recoveries are netted against the related expense.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2009	2008	2007

Income (loss) for the year	$(516,860)	$(3,945,906)	$2,833,604

Expected income tax recovery (expense)	$155,922	$1,346,343	$(976,262)
Tax deductible share issue costs	33,251	47,626	67,842
Items not deductible for tax purposes	(27,610)	(1,207,584)	(20,803)
Non-taxable items	-	-	1,159,802
Losses for which no tax benefit has been recognized	(161,563)	(186,385)	(230,579)

Total income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2009	2008	2007

Future income tax assets (liabilities)
Mineral properties and equipment	$892,646	$918,350	$989,324
Marketable securities	-	4,133	(12,485)
Non-capital loss carry-forwards	1,463,300	1,514,912	1,684,317
Share issue costs	17,939	42,870	82,206

	2,373,885	2,480,265	2,743,362
Less: valuation allowance	(2,373,885)	(2,480,265)	(2,743,362)

	$-	$-	$-

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

11.	INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $5,800,000 available for deduction against future years’ taxable income in Canada and $1,400,000 in the United States. These losses, if unutilized, will expire through to 2029. The future tax benefits which may arise as a result of these non-capital losses and other future income tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

12.	COMMITMENTS

a)	The Company is committed to make lease payments for the rental of office space as follows. These commitments are shared with a second company, related by having common directors:

Fiscal	2010	227,652
	2011	237,403
	2012	239,707
	2013	141,239

b)	The Company is committed to certain advance royalty payments at the Lewis Property, as set out in Note 5.

13.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All fixtures and equipment are held in Canada (Note 6).

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it maintains sufficient liquidity to meet liabilities as they become due. As at October 31, 2009 the Company had cash balances totaling $536,194 (2008 –$582,179) to settle current liabilities of $111,895 (2008 – $140,182). The majority of the Company’s financial liabilities have payment terms of 10 to 30 days and are subject to normal trade terms.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

14.	FINANCIAL INSTRUMENTS (cont’d…)

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

As at October 31, 2009 the Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at October 31, 2009 the Company has cash balances denominated in U.S. dollars of US$80,204, a receivable of US$53,648 (subsequently collected) and accounts payable of US$911. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$1,329 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Lund. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income.

15.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company’s objective when managing capital is to maintain its capacity to continue as a going concern in order to support the acquisition, exploration and development of mineral properties, and provide returns to shareholders, while minimizing dilution to existing shareholders. As an exploration stage company, the Company is unable to self-finance its operations; therefore, its ability to continue as a going concern is dependent on its ability, when required, to raise additional funds through equity issuances. The Board of Directors has not established quantitative return on capital criteria.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended October 31, 2009 consisted of the Company incurring mineral property expenditures of $458 (2008 – $27,454; 2007 – $83,147) through accounts payable.

The Company paid no interest nor income taxes in any of the years ended October 31, 2009, 2008 or 2007.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

		2009			2008

	Balance, Canadian GAAP	Adjustment	Balance, U.S. GAAP	Balance, Canadian GAAP	Adjustment	Balance, U.S. GAAP

Current assets	$677,132	$-	$677,132	$1,036,204	$-	$1,036,204
Mineral properties	7,737,693	(6,198,849)	1,538,844	7,622,664	(6,083,820)	1,538,844
Fixtures and equipment	46,695	-	46,695	59,328	-	59,328

	$8,461,520	$(6,198,849)	$2,262,671	$8,718,196	$(6,083,820)	$2,634,376

Current liabilities	$111,895	$-	$111,895	$140,182	$-	$140,182
Shareholders’ equity	8,349,625	(6,198,849)	2,150,776	8,578,014	(6,083,820)	2,494,194

	$8,461,520	$(6,198,849)	$2,262,671	$8,718,196	$(6,083,820)	$2,634,376

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss for the year

	2009	2008	2007

Income (loss) for the year – Canadian GAAP	$(516,860)	$(3,945,906)	$2,833,604
Exploration expenditures expensed under U.S. GAAP	(115,029)	(1,953,220)	(1,524,361)

Income (loss) for the year - U.S. GAAP	(631,889)	(5,899,126)	1,309,243
Unrealized gain (loss) on marketable securities – Canadian GAAP and U.S. GAAP	10,115	(62,135)	(473,299)
Reversal of unrealized loss on marketable securities – Canadian GAAP and U.S. GAAP	-	487,749	-

Comprehensive income (loss) - U.S. GAAP	$(621,774)	$(5,473,512)	$835,944

Basic and diluted earnings (loss) per share - U.S. GAAP	$(0.02)	$(0.17)	$0.04

Cash flows

	2009	2008	2007

Cash flows from operating activities
Per Canadian GAAP	$(375,689)	$(433,729)	$(563,345)
Expenditures on mineral properties	(185,390)	(1,973,470)	(1,783,656)

Per U.S. GAAP	$(561,079)	$(2,407,199)	$(2,347,001)

Cash flows from investing activities
Per Canadian GAAP	$(185,699)	$(3,249,417)	$(1,862,516)
Expenditures on mineral properties	185,390	1,973,470	1,783,656

Per U.S. GAAP	$(309)	$(1,275,947)	$(78,860)

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

a)	Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, mineral rights are considered tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

b)	Subsequent events

The Company has evaluated subsequent events from the end of the most recent fiscal year through February 18, 2010, the date the consolidated financial statements were issued.

c)	Adoption of new accounting policies

Effective November 1, 2008 the Company adopted the following accounting pronouncements:

In September 2006, the Financial Accounting Standard Board (“FASB”) issued an accounting pronouncement that defines fair value, establishes a framework for measuring fair value, and enhances disclosure about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption of this standard has not had a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued an accounting pronouncement which permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses for which fair value option has been elected will be reported in earnings. The Company did not elect to adopt the fair value option under this statement.

In May 2009 the FASB issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparations process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. This pronouncement also requires entities to disclose the date through which subsequent events have been evaluated. The pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the pronouncement, as required, and adoptions did not have a material effect on the Company’s consolidated financial statements taken as a whole.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2009

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

c)	Adoption of new accounting policies (cont’d)

In June 2009 the FASB issued an accounting pronouncement that will be the single source of authoritative non- governmental US GAAP. Rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. This pronouncement is effective for interim and annual periods ending after September 2009. All existing accounting standards are superseded as described in this pronouncement. All other accounting literature not included in this codification is non-authoritative. The adoption of this pronouncement has not had a material impact on the preparation of the Company’s consolidated financial statements.

d)	Recent accounting pronouncements

In December 2007 the FASB issued an accounting pronouncement that clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statements of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This statement amends current US GAAP with regards to earnings per share; the calculation of the EPS amounts in consolidated statements will continue to be based on amounts attributable to the parent. This pronouncement is effective for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of this pronouncement on its consolidated financial position and results of operations.

In December 2007 the FASB issued an accounting pronouncement to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This pronouncement establishes principles and requirements for the acquirer to 1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; 2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; 3) determine what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of this pronouncement is for fiscal periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In March 2008 the FASB issued an accounting pronouncement that changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. This pronouncement is effective for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted, and the Company is currently reviewing the provisions. However, as the provisions of this pronouncement are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of this pronouncement will have a material impact on its operating results, financial position, or cash flows.

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

Date: February 18, 2010

Signed “Chet Idziszek”
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

Date: February 18, 2010

Signed “Ian Brown”
Ian Brown, Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2009, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 18, 2010

“Chet Idziszek”
Chet Idziszek
President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2009, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 18, 2010

“Ian Brown”
Ian Brown
Chief Financial Officer