Form 20-F
period 2010-10-31
MADISON MINERALS INC
filed 2011-02-25
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

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

Page 1 of 59 Pages
The Exhibit Index is located on Page 58

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	________

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

Yes [   ] No [   ] Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2010 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION FORM

20-F

TABLE OF CONTENTS

		Page No.

GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10

A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons For The Offer and Use of Proceeds	11
D.	Risk Factors	12
	Risks Suggested by the Fact that the Company has a History of Net Losses, a Large Accumulated Deficit and a Persistent Lack of Revenue from Operations	12
	Risks to Investors of Significant Fluctuations in Share Prices and Share Price Volatility	12
	Risks of the Company’s Exploration Efforts Failing to Establish a Viable Mining Project	12
	Risks of Failing to Meet Additional Substantial Funding Requirements	12
	Risks of Adverse Currency Fluctuations	13
	Risks of Being Required to Find Substantial Funding for Development of Mineral Projects	13
	Risks Arising from the Company’s Limited Experience with Development-stage Mining Operations	13
	Risks of Experiencing Hazards Associated with Mining, if Mining is Attained	13
	Risks Arising from the Company’s Exposure to Fluctuations in Mineral Prices	13
	Risk of Adverse Claims Against Title to the Company’s Mineral Interests	14
	Risks Arising from the Company’s Limited Capacities in the Face of Extensive Industry Competition	14
	Risks Arising from the Potential for Conflicts of Interest of the Company’s Directors	14
	Risks Arising from Environmental and Other Regulatory Requirements	14
	Lack of a History of, or Intention to Make, Dividend Payments	15
	Risks to U.S. Investors Arising from the Fact that the Company’s Officers and Directors Reside Outside the U.S., Raising the Risk of Potential Unenforceability of Civil Liabilities and Judgements	15
	Risks Inherent in the Fact that the Company’s Stock is subject to Penny Stock Rules	15
	Risks to U.S. Investors Should the Company not Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, such that the Company be Classified as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to the U.S. Stockholders, and Reduced Liquidity for the Stock	16

ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
	Acquisition of the Belencillo Property, Panama	17
	Acquisition of the Mt. Kare Property, Papua New Guinea	17
	Acquisition of the Lewis Property, Nevada	18
B.	Business Overview	19
C.	Organizational Structure	19
D.	Property Plants and Equipment	20
	Lewis Property, Nevada	20
	Title	20
	Location, Access & Physiography	20
	Plant and Equipment	21
	Regional and Local Geology	21
	Mineralization	24
	Exploration History	24
	Exploration - Recent Results	26
	Mt. Kare Property, Papua New Guinea	27
	Belencillo Property, Panama	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
	Operations on the Lewis Property During Fiscal 2010	27
	Operations on the Lewis Property During Fiscal 2009	28
	Operations on the Lewis Property During Fiscal 2008	28
	Fiscal Year Ended October 31, 2010 Compared to Fiscal Year Ended October 31, 2009	29
	Fiscal Year Ended October 31, 2009 Compared to Fiscal Year Ended October 31, 2008	29
	Fiscal Year Ended October 31, 2008 Compared to Fiscal Year Ended October 31, 2007	30
B.	Liquidity and Capital Resources	31
	October 31, 2010 Compared to October 31, 2009	32
	October 31, 2009 Compared to October 31, 2008	33
	October 31, 2008 Compared to October 31, 2007	33
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	34
	Outlook	34
C.	Research and Development, Patents and Licenses, etc.	34
D.	Trend Information	34
E.	Off-Balance Sheet Arrangements	34
F.	Tabular Disclosure of Contractual Obligations	34

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	Directors and Senior Management	34
B.	Compensation	35
	Option Grants in Last Fiscal Year	36
C.	Board Practices	36
D.	Employees	36
E.	Share Ownership	36

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
A.	Major Shareholders	37
B.	Related Party Transactions	37

C.	Interests of Experts and Counsel	38
ITEM 8.	FINANCIAL INFORMATION	38
A.	Consolidated Statements and Other Financial Information	38
B.	Significant Changes	38

ITEM 9.	THE OFFER AND LISTING	38
A.	Offer and Listing Details	38
B.	Plan of Distribution	39
C.	Markets	40
D.	Selling Stockholders	40
E.	Dilution	40
F.	Expenses of the Issue	40

ITEM 10.	ADDITIONAL INFORMATION	40
A.	Share Capital	40
B.	Memorandum and Articles of Association	40
C.	Material Contracts	42
D.	Exchange Controls	42
E.	Taxation	44
	Material Canadian Federal Income Tax Consequences	44
	Dividends	45
	Capital Gains	45
	Material United States Federal Income Tax Consequences	46
	U.S. Holders	46
	Distributions on Common Shares of the Company	47
	Foreign Tax Credit	47
	Information Reporting and Backup Withholding	48
	Disposition of Common Shares of the Company	48
	Currency Exchange Gains or Losses	48
	Other Considerations	48
	Foreign Personal Holding Company	49
	Foreign Investment Company	49
	Passive Foreign Investment Company	49
	Controlled Foreign Corporation	50
F.	Dividends and Paying Agents	51
G.	Statements by Experts	51
H.	Documents on Display	51
I.	Subsidiary Information	51

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51

PART II		51

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	51

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	51

ITEM 15.	CONTROLS AND PROCEDURES	52

ITEM 16.	[RESERVED]	53

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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

Results for the periods ended October 31, 2010 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended October 31
		2010	2009	2008	2007	2006

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($239,715)	($516,860)	($3,945,906)	$2,833,604	($2,035,938)
	Per Share¹	($0.01)	($0.01)	($0.11)	$0.08	($0.08)
(c)	Total assets	$8,287,255	$8,461,520	$8,718,196	$13,051,241	$9,946,640
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,278,644	$68,278,644	$68,001,686	$68,001,686	$67,968,686
(f)	Total shareholder equity	$8,107,020	$8,349,625	$8,578,014	$11,923,179	$9,443,677
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($239,715)	($516,860)	($3,945,906)	$2,833,604	($2,035,938)
	Per Share¹	($0.01)	($0.01)	($0.11)	$0.08	($0.08)

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended October 31
		2010	2009	2008	2007	2006
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($352,073)	($631,889)	($5,899,126)	$1,309,243	($2,262,189)
	Per Share¹	($0.01)	($0.02)	($0.17)	$0.04	($0.08)
(c)	Total assets	$1,978,048	$2,262,671	$2,634,376	$8,920,641	$7,372,191
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,278,644	$68,278,644	$68,001,686	$68,001,686	$67,968,686
(f)	Total shareholder equity	$1,797,813	$2,150,776	$2,494,194	$7,792,579	$6,869,228
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($352,073)	($631,889)	($5,899,126)	$1,309,243	($2,262,189)
	Per Share¹	($0.01)	($0.02)	($0.17)	$0.04	($0.08)

Note 1: Per share amounts are not presented on a fully-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On February 21, 2011, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $0.9838.

The following table sets out the high and low exchange rates for each of the last six months.

	2011	2010
	January	December	November	October	September	August
High for period	1.0022	1.0178	1.0264	1.0320	1.0520	1.0642
Low for period	0.9862	0.9946	1.0013	1.0030	1.0222	1.0158

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2010	2009	2008	2007	2006
Average for the period	1.0378	1.1697	1.0269	1.1008	1.1417

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2010 under Canadian generally accepted accounting principles was $63,821,568. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.215 to a low of $0.075 in the period beginning November 2, 2009 and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

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

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2009-2010 and 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

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

ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company

Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties. The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia). The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis. The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Nevada) Inc., Madison Enterprises (Latin American), S.A., a Panamanian corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation (“MBVI”) which, in turn, holds a 100 per cent interest in Madison Enterprises (PNG) Ltd. (“MPNG”), a Papua New Guinea corporation currently in liquidation and, therefore, no longer controlled by the Company. MPNG has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited (“Frontier”) and Oakland Limited (“Oakland”), both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited (“Matu”), a Papua New Guinea corporation. Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited (“Demil”) which is a Papua New Guinea corporation. See “Item 4 - Information on the Company - C. Organisational Structure” below. As of the date of this report, to the best of the Company’s knowledge and belief Frontier, Oakland, Matu and Demil are inactive and their assets, liabilities and contingent liabilities are immaterial and not of relevance to investors in, and users of the financial statements of, the Company. Furthermore, MPNG has been placed in liquidation pursuant to the laws of Papua New Guinea, and consequently the Company has ceased to control MPNG and its subsidiaries. At the date of the Company’s most recent year end and at the date of this annual report the Company is unable to estimate the amount of proceeds, if any, from the liquidation of MPNG.

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

During the fiscal year ended October 31, 2006, the Company spent $42,322 on sampling and trenching carried out by Petaquilla Minerals Ltd., the Company’s joint venture partner. During the fiscal year ended October 31, 2007 the Company made no expenditures on the Belencillo Property. During the fiscal year ended October 31, 2008 the Company expended $1,043 for legal compliance in Panama to maintain its interests in good standing. Under accounting principles generally accepted in the U.S., all of the Company’s costs in this property have been expensed in accordance with Note 17(a) to the October 31, 2008 financial statements and are included as part of the amount of $6,309,207 adjusted as a reduction in the carrying value of mineral properties as set out in “Balance sheets” in that same Note 17.

The Company does not regard the Belencillo project as a property of major significance. This is based on its nil carrying value under both Canadian generally accepted accounting principles and U.S. generally accepted accounting principles. It is the Company’s plan to seek to dispose of its interest for cash, for shares of a publicly traded enterprise or for other valuable consideration. No discussions or negotiations to this end have recently occurred. Recent material transactions and developments during 2008, 2009 and 2010 related to an adjacent mineral property held by unrelated third parties provide some grounds encouraging the Company’s plan.

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

The Company, along with Great American Minerals, Inc. (“GAM”) (formerly Great American Minerals Exploration LLC), held certain rights, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property. In December 2007 the Joint Venture met all their obligations and exercised their option and made the $2,000,000 payment. The Joint Venture now owns 100% interest in the Lewis Claims, with the Company holding a 60% interest and GAM a 40% interest.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of Lewis. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$5,500,000. The advance royalty for the first three years has been paid by the Joint Venture in December 2007, 2008 and 2009 and the advance royalty for the fourth year has recently been paid, subsequent to the completion of the October 31, 2010 fiscal year. The amount of the most recent two payments as determined pursuant to the escalation clause was US$70,275 in December 2009 and US$70,914 in December 2010 of which the Company’s 60% portion was US$42,165 and US$42,548 respectively.

The rights of the Company and GAM concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the “GAM Agreement”). Under the GAM Agreement, the Company could acquire a 51% interest in the Lewis Agreement by paying GAM US$25,000 on regulatory approval of the acquisition (paid), paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which totalled US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement. The Company had an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which totalled US$72,000 and have been paid) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. Prior to the end of the fiscal year ending October 31, 2006, the Company had made sufficient exploration expenditures and other required payments on the Lewis Property to acquire a 60% interest in the Lewis Agreement, and the Company and GAM in 2006 formed a 60/40 joint venture for ongoing exploration and development of the Lewis Property. In 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of Golden Predator Corp.) (“GPC”), a public company whose shares are listed for trading on the Toronto Stock Exchange.

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

Since 2005 the Company has been focused primarily on the exploration of Lewis Property in Nevada, where exploration had begun in 2002. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below. This is the only project which the company regards as significant. Prior to 2005, the Company was engaged in the exploration of other mineral properties for which exploration programs were terminated and the carrying values written off.

C. Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 21, 2011:

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

During 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of GPC.

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

Lewis Property
Reno
Las Vegas
Nevada, USA
Location Map
1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
Newmont
Newmont
N. Hider Fault
Crista Peak Fault
Hider, White & Shiloh
Central Virgin
Trinity
Buena Vista South
Virgin
Plumas Fault
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Pp
Pap
Pb
Ch
Dsc
Pj
Ov
Tag
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member of the Havallah Fm
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

Forty-two holes totalling 26,290 feet (8,013 metres) were drilled as in-fill and step-out holes along a 2,000 foot (600 metres) strike length of the northwest trending Virgin Mineral trend. Hundred-foot (30 metres) in-fill holes have been completed along a 800 foot segment of the south central Virgin Zone. Step-out drilling extended the zone to the south and along strike to the north. Drilling confirmed excellent lateral and vertical continuity of both styles of mineralization: subvertical structural and subhorizontal stratagraphic controlled. In addition drilling has identified several new mineralized cross-structures. These cross-structures appear to localize higher grade mineralization at structural intersections.

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

No significant “on-the-ground” work was carried out in fiscal 2009 or 2010. During the 2009 and 2010 fiscal years, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, the Company expended some $44,000 in December 2009 as its portion of the advance royalty payment for 2010. Exclusive of the advance royalty, the Company expended approximately $66,000 on our 60 per cent portion of JV costs. Of the amounts expended, the majority was for land and legal costs, principally for claim maintenance and filing fees with government mining agencies. Readers should note that an additional approximate $42,500 has been paid by the company in December 2010 in respect of the advance royalty for 2011. This expenditure is indicative of the intention of the Company and its joint venture partner to continue with their tenure and development of the Lewis Project. A program and budget for 2011 is expected to be prepared shortly for consideration by the joint venture partners.

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

Belencillo Property, Panama

The Company does not regard this property to be of major significance. The location, a summary of the project’s exploration and the nature of the Company’s 31.12% interest are set out in Item 4.A above under “Acquisition of the Belencillo Property, Panama”. It is the Company’s plan to seek to dispose of its interest for cash, for shares of a publicly traded enterprise or for other valuable consideration. No discussions or negotiations to this end have recently occurred. Recent material transactions and developments during 2008, 2009 and 2010 related to an adjacent mineral property held by unrelated third parties provide some grounds encouraging the Company’s plan.

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

Operations on the Lewis Property during fiscal 2010

As at October 31, 2010, the Company had incurred, in respect of its 60% interest, $7,848,051 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2010, the Company incurred, in respect of its 60%, option fees and acquisition and exploration expenditures of $110,358 on the project, comprised of an advance royalty payment of $44,369, assay and related storage costs of $8,665, contractors and geological staff costs of $15,088, and land, legal and insurance costs of $42,236, consisting principally of annual claim maintenance costs paid to government mining agencies. U.S. persons reading this Annual Report should note that of the net $110,358 added in fiscal 2010 to mineral property carrying costs under Canadian generally accepted accounting principles, the entire amount of $110,358 cannot be added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2010. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,848,051 as the cumulative carrying value for the Lewis Property set out above is reduced by a cumulative total of $6,309,207 to a carrying value under U.S. generally accepted accounting principles of $1,538,844 as set out in “Balance sheets” in Note 17 to the Company’s financial statements for the year ended October 31, 2010.

Operations on the Lewis Property during fiscal 2009

As at October 31, 2009, the Company had incurred, in respect of its 60% interest, $7,737,693 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2009, the Company incurred, in respect of its 60%, option fees and acquisition and net exploration expenditures of a net $158,394 on the project, comprised of an advance royalty payment of $50,075, assay costs of $49,901, contractors and geological staff costs of $23,946, land, legal and insurance costs of $54,430, consisting principally of annual claim maintenance payments to government mining agencies, travel and accommodation costs of $2,304, and cost recovery amounts of ($22,262). The majority of assay and contractor costs recognized in fiscal 2008-2009 arose from billings arising from exploration conducted in the 2007-2008 fiscal year. U.S. persons reading this Annual Report should note that of the net $158,394 added in fiscal 2009 to mineral property carrying costs under Canadian generally accepted accounting principles, the amount of $158,394 cannot be added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2009. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,737,693 as the cumulative carrying value for the Lewis Property set out above is reduced by a cumulative total of $6,198,849 to a carrying value under U.S. generally accepted accounting principles of $1,538,844 as set out in “Balance sheets” in Note 17 to the Company’s financial statements for the year ended October 31, 2009.

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

Fiscal Year Ended October 31, 2010 Compared to Fiscal Year Ended October 31, 2009

During the fiscal year ended October 31, 2010 the Company recorded a foreign exchange loss of $5,305, income from project management fees of $2,091 and interest earned of $941. During the fiscal year ended October 31, 2009, the Company recorded a loss on the write-down of the Belencillo property of $43,365, a loss on the write-down of marketable securities of $35,216, a foreign exchange loss of $27,181, income from project management fees of $11,656 and interest earned of $3,187.

The foreign exchange loss is attributable to holding net U.S. dollar denominated assets during a period when the exchange value of the U.S. dollar has declined against the Canadian dollar. In the 2010 fiscal year, the rate of decline of the U.S. dollar was not as great as in the preceding fiscal year, and the net U.S. dollar denominated assets also declined. Project management fees diminished proportional to decreased expenditures on the Lewis project, and interest income diminished reflecting smaller cash balances available to invest.

Expenses for the fiscal year ended October 31, 2010 were $237,442, reduced significantly – 44% – from $425,941 for the fiscal year ended October 31, 2009. The most significant cost centre decreases were a reduction of approximately $116,500 in salary and benefit costs – attributable to a greatly reduced scope of exploration activity and a corresponding reduction in the use of allocated shared staff costs – and a reduction of office and rent costs by approximately $38,900, also attributable to the reduced scope of exploration activity and a corresponding reduction in the use of allocated shared costs. Miscellaneous property expenditures, which is an inherently highly variable cost, decreased by approximately $22,400, and public relations expenses decreased by approximately $23,400 reflecting an almost total reduction of activity in this cost centre.

Fiscal 2010 yielded, based on Canadian generally accepted accounting principles, a net loss for the year of $239,715 or $0.01 loss per share compared to net loss in fiscal 2009 of $516,860, also $0.01 loss per share. The Company expects to continue in a net loss position for the fiscal year ending October 31, 2011 due to the nature of its operations as a development stage company. As set out in Note 17 to the financial statements, based on U.S. generally accepted accounting principles the 2010 net loss was $352,073 or $0.01 per share, with the additional net loss under U.S. GAAP arising from the requirement to charge as expense $110,358 in mineral exploration costs incurred on the Lewis Project.

A program and budget for 2011 is expected to be prepared shortly for consideration by the joint venture partners.

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

The very material marketable securities write-down was a non-cash item resulting from an extremely severe decline in the market value of shares in Buffalo Gold Ltd. (“Buffalo”) during and subsequent to the fiscal year, as set out in Note 4(b) to the 2008 financial statements. This decline is related to the widespread decline in equity valuations which occurred as part of the severe stress in financial markets generally, and which was heightened in the case of a very large majority of share valuations for mineral exploration companies without proven resources, and certainly in the case of Buffalo. This source of expense is clearly of a non-recurring nature, and is associated with the similarly non-recurring income recognized on the receipt of the share position in Buffalo in fiscal 2007.

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

In our annual report for the preceding fiscal year ended October 31, 2009, we reported, “Within the last 24 months very pronounced volatilities, including in many cases very severe deteriorations, in the capital markets have occurred. These have affected many asset classes, including common equities, and valuations have in a wide array of cases fallen dramatically from higher levels which were prevalent in years such as 2006 and 2007. The volatility and in many cases reduction in values has been particularly pronounced for the common equity of junior mineral resource exploration companies, such as Madison Minerals Inc., and this is demonstrated in Item 9.A “Offer and Listing Details”. Notwithstanding these volatilities, the Company succeeded in closing a modest private placement of equity securities in late October 2009, indicating the availability of capital market funding to the Company at that time and in that level of magnitude.”

In this annual report, we can advise that those very pronounced volatilities and deteriorations in the capital markets have been mitigated to a substantial degree. Within the last 12 months commodity prices, including in particular the price of gold, have increased significantly, as has financing and investment activity in the junior exploration sector of the capital markets in which the Company operates. The Company has, to date, been able to continue operations based upon the equity placement of October 2009, combined with a rigorous campaign to cut costs.

In the near term, the Company plans to continue its exploration activities on its currently held properties. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. The amounts likely to be expended on the Lewis Gold Project for 2011 are expected to be at a similar level as in 2010, reflecting the Company’s current cash resources. The Company shall remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on its existing working capital, the Company is highly likely to require additional financing for its currently active projects during the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year. The Company has a non-capital commitment for the lease of rental office space as set out in Note 13 to the 2010 Financial Statements. Currently, all of these lease payments are being met by a related company as also set out therein. That entity is well funded.

Management has considered whether the current economic environment could indicate possible impairment of the carrying values of the Lewis Project. Following a focused review, management has concluded that conditions indicating impairment are not present.

At October 31, 2010, the Company had working capital of $225,216 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the current fiscal year in progress. If the Company is to advance or develop its mineral properties further, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, doubt could arise about its ability to continue as a going concern.

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

October 31, 2010 Compared to October 31, 2009

At October 31, 2010, the Company's current assets totalled $405,451 compared to $677,132 at October 31, 2009. The decrease is attributable principally to the drawdowns in the Company’s cash position as set out in the Statement of Cash Flows, and to a reduction in unrecovered joint venture costs. During the fiscal year, total liabilities increased to $180,235 from $111,895. The principal component of this increase was an accrual of unpaid executive management salaries to a senior officer and director. As a result of these factors, the Company had working capital of $225,216 at October 31, 2010 as compared to $565,237 at October 31, 2009. The Company had no long-term debt at either October 31, 2010 or October 31, 2009.

At October 31, 2010, the Company had total assets of $8,287,255 compared to $8,461,520 at October 31, 2009. This decrease is principally attributable to the cash costs of operating activities as set out in the Statement of Cash Flows and the expenditures on the Lewis Project set out in Note 6.

Share capital as at October 31, 2010 was $68,278,644, unchanged from the prior year.

The Company's largest cash outflows in the fiscal year ended October 31, 2010 were to fund its operating activities in the amount of $177,905 and expenditures on the Lewis Property, Nevada of $103,466. For the prior year ended October 31, 2009 expenditures on projects, virtually entirely on the Lewis project, were $185,390 and to fund operating activities were $375,689. The amount of exploration costs incurred by the Company fluctuates based on the scope of the exploration programs the joint venture agrees to conduct.

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

Outlook

For the remainder of the fiscal year ending October 31, 2011, the Company’s activities are likely to be severely limited, to conform to funds available. The technical focus will continue to be the Lewis Property. Based on existing working capital, the Company does not require additional financing during the current 2011 fiscal year, but without such additional financing will face the reality of greatly depleting its cash position. The Company has no material commitments for capital expenditures for the 2011 fiscal year. In December 2010 the joint venture made the advance royalty payment due at that time for the year 2011 on the Lewis project in the amount of US$70,914 of which the Company’s 60% share was US$42,548.

C. Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D. Trend Information

Readers of this report are referred to the disclosure above in Item 5.B “Liquidity and Capital Resources” for a discussion of recent improvements in the capital markets. Also as set out in Item 5.B, the Company did succeed in carrying out a modest private placement of equity securities in October 2009; this occurred in capital markets conditions more adverse than those which have prevailed in the most recent fiscal quarters and to the date of this annual report.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. Directors and Senior Management

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 35 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 30 years. Mr. Brown is 63 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008. She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She has worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson is 59 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company. She is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is 61 years old and is the spouse of Mr. Idziszek.

Chet Idziszek

Mr. Idziszek is a director and President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971. In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. (now called Petaquilla Minerals Ltd.) during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is 63 years old and is the spouse of Ms. Dragovan.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an M.B.A. from the University of Toronto, and worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe is 62 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer both in private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 52 years old.

B. Compensation

During the fiscal year ended October 31, 2010, the Company accrued $69,300 by way of salary for management duties carried out by director and CEO Mr. Idziszek, paid $12,000 by way of directors’ fees to Ms. Danielson and Mr. Sibthorpe as to $6,000 each, and accrued $48,650 for legal fees to a law practice controlled by director James G. Stewart. No payments were made for management duties carried out as Chief Financial Officer by Mr. Brown. There were no incentive stock options granted to or exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2010 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws. The entire amounts of $69,300 of the salary amount for the CEO and $48,650 in respect of legal fees were accrued during the year, and are in accounts payable at the year end date and at the date of this annual report. An additional $2,750 for salary to the CEO in respect of the prior fiscal year is also accrued and in accounts payable at the year end date and as at the date of this report.

Option Grants in Last Fiscal Year

There were no stock options granted to the Company’s officers or directors during the fiscal year ended October 31, 2010.

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

D. Employees

During the fiscal year ended October 31, 2010, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal years ended October 31, 2009 and 2008, the Company had the same eight employees, engaged in the same roles. Mineral exploration work was carried out by contract staff. Mineral exploration work was carried out by contract staff. None of the Company’s employees were casual or temporary employees.

E. Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	February 21, 2011	February 21, 2011	Ownership¹	Price	Expiry Date
Ian Brown	Nil	200,000	0.7%	$0.77	April 27, 2012
		50,000		$0.25	April 14, 2013
Vivian Danielson	15,000	125,000	0.4%	$0.25	April 14, 2013
Nell Dragovan	1,098,718	100,000	3.3%	$1.10	October 20,2011
		50,000		$0.25	April 14, 2013
Chet Idziszek	1,222,928	350,000	4.8%	$1.10	October 20, 2011
		100,000		$0.25	April 14, 2013
		137,500		$0.25	October 31, 2011
Robert Sibthorpe	Nil	100,000	0.4%	$1.10	October 20, 2011
		50,000		$0.25	April 14, 2013

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	February 21, 2011	February 21, 2011	Ownership¹	Price	Expiry Date
J.G. Stewart	278,929	125,000	1.4%	$1.10	October 20, 2011
		50,000		$0.25	April 14, 2013
		62,500		$0.25	October 31, 2011

Total:	2,615,575	1,500,000	11%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 21 , 2011, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 37,406,727 Common Shares outstanding as of February 21, 2011.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, stock options entitling the purchase of up to 2,637,616 had been granted to directors, officers and employees of the Company and a further 1,103,057 shares are reserved for issuance under the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS A. Major Shareholders

Pinetree Resource Partnership holds 11.32% of the Company’s common shares at February 7, 2011.

As at February 7, 2011 there were 37,406,727 common shares of the Company issued and outstanding. Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc. (formerly Pacific Corporate Trust Company), of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as February 7, 2011 there were 193 record holders of the Company's common shares resident in the United States, holding an aggregate 3,171,031 common shares. This number represents approximately 8.48% of the total issued and outstanding common shares of the Company as at February 7, 2011. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States, as at February 7, 2011 there were 1,436 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 9,068,516 common shares. Adding this number to the 3,171,031 shares recorded in the records of the Company’s transfer agent and registrar, as at February 7, 2011 a total of 12,239,547 common shares were held in the United States by a total of 1,656 record holders, totalling approximately 32.72% of the total issued and outstanding common shares of the Company.

B. Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2010, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2010 which contain an Independent Auditor’s Report dated February 21, 2011, Consolidated Balance Sheets as at October 31, 2010 and 2009, Consolidated Statements of Operations for the Fiscal Years Ended October 31, 2010, 2009 and 2008, Consolidated Statements of Deficit and Accumulated Other Comprehensive (Loss) for the Fiscal Years Ended October 31, 2010, 2009 and 2008, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2010, 2009 and 2008, and Notes to the Consolidated Financial Statements.

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

	High	Low
Fiscal Year 2010-2011
January 2011	$0.160	$0.130
December 2010	$0.165	$0.120
November	$0.215	$0.135
October	$0.185	$0.125
September	$0.140	$0.100
August	$0.115	$0.080
First Quarter to January 31, 2011	$0.215	$0.120
2010	$0.205	$0.075

	High	Low
Fourth Quarter	$0.185	$0.080
Third Quarter	$0.125	$0.075
Second Quarter	$0.155	$0.100
First Quarter	$0.205	$0.110
2009	$0.190	$0.055
Fourth Quarter	$0.185	$0.085
Third Quarter	$0.145	$0.070
Second Quarter	$0.190	$0.075
First Quarter	$0.180	$0.055
2008	$0.415	$0.055
2007	$1.270	$0.270
2006	$1.340	$0.230

The closing price of the Company's common shares on the TSX Venture Exchange on February 21, 2011 was $0.170.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCBB”) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2010-2011
January 2011	$0.1601	$0.126
December 2010	US$0.170	US$0.1188
November	US$0.209	US$0.136
October	US$0.170	US$0.117
September	US$0.1396	US$0.0909
August	US$0.1018	US$0.0730
First Quarter to January 31, 2011	US$0.209	US$0.1188
2010	US$0.200	US$0.061
Fourth Quarter	US$0.170	US$0.073
Third Quarter	US$0.1258	US$0.061
Second Quarter	US$0.150	US$0.086
First Quarter	US$0.200	US$0.096
2009	US$0.228	US$0.026
Fourth Quarter	US$0.228	US$0.075
Third Quarter	US$0.139	US$0.050
Second Quarter	US$0.179	US$0.050
First Quarter	US$0.145	US$0.026
2008	US$0.6261	US$0.060
2007	US$1.1225	US$0.2401
2006	US$1.19	US$0.19

The latest closing price of the Company's common shares on the OTCBB on February 21, 2011 was US$0.165.

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

At the end of the period covered by this report, the fiscal year ended October 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at October 31, 2010, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

Our report herein was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2010 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$45,000	90%
Audit-related fees	-	-
Tax fees	$5,200	10%
All other fees	-	-
Total fees	$50,200	100%

These amounts related to work done for the fiscal year ended October 31, 2009.

The aggregate fees billed in the fiscal year ended October 31, 2009 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$45,000	87%
Audit-related fees	-	-
Tax fees	$6,700	13%
All other fees	-	-
Total fees	$51,700	100%

These amounts related to work done for the fiscal year ended October 31, 2008.

The Company has made an accrual of $42,000 for combined audit fees and tax fees for the fiscal year ended October 31, 2010. No billings have to date been received in respect of this fiscal year.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2010, which is the period covered by this Annual Report on Form 20F.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2010, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

(a)	Financial Statements

Description of Document	Page No.

Cover Sheet	F-1

Auditors’ Report dated February 21, 2011	F-2

(b)	Exhibits

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984

*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

*1.D.	Articles of the Company

*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company

*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL

*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.

*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.

*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited

*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093

*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company

*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL

*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC

Exhibit Number	Description of Document	Page No.

*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC

*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)

*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008

*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 25th day of February, 2011

MADISON MINERALS INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984

*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

*1.D.	Articles of the Company

*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company

*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL

*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.

*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.

*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited

*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093

*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company

*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL

*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC

*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC

*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

Exhibit Number	Description of Document	Page No.

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)

*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008

*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Madison Minerals Inc.

Consolidated Financial Statements

October 31, 2010

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

To the Shareholders of
Madison Minerals Inc.

We have audited the consolidated balance sheets of Madison Minerals Inc. as at October 31, 2010 and 2009 and the consolidated statements of operations, deficit and accumulated other comprehensive loss and cash flows for the years ended October 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and 2009 and the results of its operations and cash flows for the years ended October 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 21, 2011

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 21, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 21, 2011

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2010	2009

ASSETS

Current
Cash	$307,056	$536,194
Marketable securities (Note 4)	20,230	23,120
Receivable from joint venture partner (Note 6)	5,567	57,800
Other receivables	63,116	56,161
Prepaid expenses and deposits	9,482	3,857

	405,451	677,132
Fixtures and equipment (Note 5)	33,753	46,695
Mineral properties (Note 6)	7,848,051	7,737,693

	$8,287,255	$8,461,520

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$180,235	$111,895

Shareholders' equity
Capital Stock (Note 7)
Authorized
Unlimited common shares without par value
Issued
37,406,727 (2009 – 37,406,727) common shares	68,278,644	68,278,644
Contributed surplus (Note 7)	3,658,614	3,658,614
Accumulated other comprehensive loss	(8,670)	(5,780)
Deficit	(63,821,568)	(63,581,853)

	8,107,020	8,349,625

	$8,287,255	$8,461,520

Nature and continuance of operations (Note 1)
Commitments (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2010	2009	2008

EXPENSES
Accounting and audit	$64,247	$57,670	$104,500
Amortization	12,942	12,942	23,815
Consulting	-	-	8,209
Filing fees	12,306	14,547	19,947
Insurance	1,875	1,502	12,393
Legal fees	36,697	30,723	26,737
Miscellaneous property expenditures	12,157	34,528	5,802
Office and rent	1,744	40,664	112,060
Public relations	864	24,221	70,329
Salaries and benefits	81,878	198,384	370,901
Shareholder information	2,038	1,655	1,757
Stock-based compensation (Note 8)	-	-	175,127
Transfer agent fees	10,694	8,537	9,790
Travel	-	568	17,452

	(237,442)	(425,941)	(958,819)

OTHER INCOME (EXPENSES)
Write-down of mineral property (Note 6)	-	(43,365)	-
Write-down of marketable securities (Note 4)	-	(35,216)	(3,340,283)
Foreign exchange gain (loss)	(5,305)	(27,181)	140,656
Interest earned	941	3,187	85,751
Project management fees (Note 6)	2,091	11,656	126,789

	(2,273)	(90,919)	(2,987,087)

Loss for the year	(239,715)	(516,860)	(3,945,906)

Unrealized gain on marketable securities (Note 4)	-	10,115	-
Unrealized loss on marketable securities (Note 4)	(,890)	-	(62,135)
Reversal of unrealized loss on marketable securities	-	-	487,749

	(2,890)	10,115	425,614

Comprehensive loss for the year	$(242,605)	$(506,745)	$(3,520,292)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.11)

Weighted average number of common shares outstanding	37,406,727	35,453,255	35,437,076

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2010	2009	2008

STATEMENT OF DEFICIT
Balance, beginning of year	$(63,581,853)	$(63,064,993)	$(59,119,087)
Loss for the year	(239,715)	(516,860)	(3,945,906)

Balance, end of year	$(63,821,568)	$(63,581,853)	$(63,064,993)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$(5,780)	$(15,895)	$(441,509)
Unrealized gain on marketable securities (Note 4)	-	10,115	-
Unrealized loss on marketable securities (Note 4)	(2,890)	-	(62,135)
Reclassification to statement of operations on recognition of permanent impairment (Note 4)	-	-	487,749

Balance, end of year	$(8,670)	$(5,780)	$(15,895)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(239,715)	$(516,860)	$(3,945,906)
Items not affecting cash:
Amortization	12,942	12,942	23,815
Write-down of marketable securities	-	35,216	3,340,283
Write-down of mineral property	-	43,365	-
Stock-based compensation	-	-	175,127

Changes in non-cash working capital items:
Decrease (increase) in receivables	(6,955)	50,939	(46,022)
Increase in prepaid expenses and deposits	(5,625)	-	-
Increase (decrease) in accounts payable and accrued liabilities	61,448	(1,291)	18,974

Net cash used in operating activities	(177,905)	(375,689)	(433,729)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (to) joint venture partner	52,233	237,047	(1,246,008)
Proceeds from issuance of capital stock	-	295,450	-
Share issuance costs	-	(17,094)	-

Net cash provided by (used in) financing activities	52,233	515,403	(1,246,008)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(103,466)	(185,390)	(3,186,053)
Purchase of fixtures and equipment	-	(309)	(63,364)

Net cash used in investing activities	(103,466)	(185,699)	(3,249,417)

Decrease in cash	(229,138)	(45,985)	(4,929,154)

Cash, beginning of year	536,194	582,179	5,511,333

Cash, end of year	$307,056	$536,194	$582,179

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

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

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeed in raising, additional equity capital it intends to restrict its cash operating costs and investment in mineral properties to a low level, conforming to funds available.

As at October 31	2010	2009

Working capital	$225,216	$565,237
Deficit	(63,821,568)	(63,581,853)

2.	SIGNIFICANT ACCOUNTING POLICIES

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
OCTOBER 31, 2010

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
OCTOBER 31, 2010

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
OCTOBER 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At October 31, 2010, 2009 and 2008, the total number of potentially dilutive shares excluded from earnings (loss) per share was 3,622,449, 4,247,159 and, 3,372,616 respectively. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

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

The Company classified its cash as held-for-trading, its marketable securities as available-for-sale, and its receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost.

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

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

3.	CHANGES IN ACCOUNTING POLICIES

New accounting standard adopted in the year

Effective November 1, 2009 the Company adopted the following new accounting pronouncement:

CICA Handbook Section 3862, “Financial instruments – disclosures” was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and,

Level 3 Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

There was no material impact on the Company’s financial position or results of operations as a result of adopting this new standard.

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the AcSB announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing November 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending January 31, 2012. Those statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheets at October 31, 2010 and 2011. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties unchanged under IFRS, which are among its most significant accounting policies.

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 “Business combinations”, (“Section 1582”), Section 1601 “Consolidated financial statements” (“Section 1601”) and Section 1602 “Non-controlling interests” (“Section 1602”), which replace CICA Handbook Section 1581 “Business combinations” and Section 1600 “Consolidated financial statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after March 1, 2011. Early adoption of the standard is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning March 1, 2011. Early adoption of this standard is permitted. If the Company chooses to early adopt any one of these new sections, the other two sections must also be adopted at the same time.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

4.	MARKETABLE SECURITIES

At October 31, 2010 the Company’s holdings of marketable securities consisted of 289,000 shares of Lund Gold Ltd. (“Lund”), a company related by having a number of directors in common. At October 31, 2008 the fair value was $13,005 with the decrease in fair value of $62,135 charged to the statement of accumulated other comprehensive income (loss). At October 31, 2009 the fair value was $23,120 with the increase in fair value of $10,115 credited to the statement of accumulated other comprehensive loss. At October 31, 2010 the fair value was $20,230 with the decrease in fair value of $2,890 charged to the statement of accumulated other comprehensive loss.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares no longer are listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009 resulting in a writedown of $35,216 in fiscal 2009 (2008 - $3,340,283).

5.	FIXTURES AND EQUIPMENT

		2010			2009

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Leasehold improvements	$52,185	$24,909	$27,276	$52,185	$14,472	$37,713
Furniture and fixtures	8,613	4,157	4,456	8,613	2,434	6,179
Computer equipment	2,289	1,106	1,183	2,289	649	1,640
Office equipment	1,622	784	838	1,622	459	1,163

	$64,709	$30,956	$33,753	$64,709	$18,014	$46,695

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

6.	MINERAL PROPERTIES

	Acquisition Costs	Exploration Expenditures	2010 Total

Lewis Property, Nevada	$1,538,844	$6,309,207	$7,848,051

	Acquisition Costs	Exploration Expenditures	2009 Total

Lewis Property, Nevada	$1,538,844	$6,198,849	$7,737,693

	Lewis Property, Nevada	Belencillo Property, Panama	Total

Balance, October 31, 2008	$7,579,299	$43,365	$7,622,664

Advance royalty	50,075	-	50,075
Assays	49,901	-	49,901
Contractors and geological staff	23,946	-	23,946
Land, legal and insurance	54,430	-	54,430
Travel and accommodation	2,304	-	2,304
Costs recovered	(22,262)	-	(22,262)
Impairment writedown	-	(43,365)	(43,365)

	158,394	(43,365)	115,029

Balance, October 31, 2009	7,737,693	-	7,737,693

Advance royalty	44,369	-	44,369
Assays	8,665	-	8,665
Contractors and geological staff	15,088	-	15,088
Land, legal and insurance	42,236	-	42,236

	110,358	-	110,358

Balance, October 31, 2010	$7,848,051	$-	$7,848,051

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

6.	MINERAL PROPERTIES (cont'd …)

Lewis Property, Nevada

The Company and Great American Minerals, Inc. (“GAM”) entered into an exploration and option to purchase agreement with Victory Exploration Inc. dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County, Nevada.

The Company and GAM also entered into a joint venture letter agreement dated May 23, 2002 (the “GAM Agreement”) whereby the Company acquired a 60% interest in the Lewis Agreement and the Company and GAM elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

On March 29, 2006, the Company and GAM entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”). Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from GAM as well as charging a project management fee to offset certain administrative expenses. In 2007, GAM was acquired by Golden Predator Corp. (formerly Golden Predator Royalty and Development Corp.), a publicly traded company trading on the Toronto Stock Exchange.

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

As at October 31, 2010, GAM owed $5,567 (2009 – $57,800) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project. This amount was subsequently paid.

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

In October 2010 as permitted by Nevada state law the joint venture elected to defer the payment of certain mineral tenure costs in respect of calendar 2010 until June 1, 2011 in the amount of USD $30,600 of which the Company’s portion is USD $18,360. The Company is committed to make this payment by the 2011 due date unless the payment commitment is altered by Nevada legislation.

Subsequent to the balance sheet date, in December 2010 the parties made the required advance royalty payment in respect of calendar year 2010 of USD $70,914 of which the Company’s portion was USD $42,548..

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama. Effective April 30, 2009 the Company recognized an impairment charge of the entire carrying cost of the project which was charged to the statement of operations.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized:
An unlimited number of common shares without par value

Issued:
Balance as at October 31, 2007	35,437,076	$68,001,686	$3,482,089
Stock-based compensation	-	-	175,127

Balance as at October 31, 2008	35,437,076	68,001,686	3,657,216
Private placement	1,969,667	295,450	-
Share issue costs	-	(17,094)	-
Broker warrants	-	(1,398)	1,398
Elimination of fractional shares	(16)	-	-

Balance as at October 31, 2009 and 2010	37,406,727	$68,278,644	$3,658,614

Share issuance

In October 2009, the Company closed a private placement of 1,969,667 units at a price of $0.15 per unit to generate cash proceeds of $295,450, before cash commission to the agent of $4,006 and other share issue costs of $13,088. Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until October 29, 2010; this expiry date was later amended to October 31, 2011. An agent also received broker’s warrants entitling the purchase of up to 24,710 common shares of the Company on the same terms as the warrants described above; the expiry date was not extended and these agent’s warrants expired on October 29, 2010. The fair value of the broker warrants was estimated to be $1,398. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 1.34%, an expected life of one year, expected volatility of 159% and an expected dividend yield of 0.0%.

Shareholder rights plan

The Company has in place a shareholder rights plan (the “Plan”) creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors. This plan, originally adopted with a ten-year term during 1998, was renewed in March 2008 with a further ten-year term expiring March 5, 2018.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

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

As at October 31, 2010, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
1,687,616	$ 1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 14, 2013

2,637,616

Stock option transactions are summarized as follows:

	2010		2009		2008

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding,
beginning of year	3,237,616	$0.76	3,372,616	$0.80	3,182,300	$0.96
Granted	-	-	-	-	750,000	0.25
Cancelled/forfeited	(600,000)	0.44	(135,000)	1.83	(559,684)	0.97

Outstanding, end of year	2,637,616	$0.83	3,237,616	$0.76	3,372,616	$0.80

The weighted average fair value of options granted during the fiscal year was $nil (2009 - $nil; 2008 - $0.16) per option. The total fair value of stock options vested in the year was $nil (2009 - $nil; 2008 - $175,127) which has been recorded as stock-based compensation in the statement of operations. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest	n/a	n/a	3.13%
Expected option life	n/a	n/a	5 years
Expected stock price volatility	n/a	n/a	79%
Expected dividend yield	-	-	-

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

8.	STOCK OPTIONS (cont'd....)

Share compensation plan

The Company has a plan whereby the board of directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

9.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2010		2009		2008

	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding,
Beginning of year	1,009,543	$0.25	-	$-	4,649,238	$1.00
Issued	-	-	1,009,543	0.25	-	-
Expired	(24,710)	0.25	-	-	(4,649,238)	0.51

Outstanding,
End of year	984,833	$0.25	1,009,543	$0.25	-	$-

The 1,009,543 warrants outstanding at October 31, 2009 were initially scheduled to expire on October 29, 2010. During fiscal 2010, the expiry date of 984,833 of these warrants was extended to October 31, 2011. During fiscal 2008, 3,149,998 warrants with an exercise price of $1.20 per share were repriced to $0.28 per share.

10.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and with a professional services firm controlled by a director:

	2010	2009	2008

Legal fees	$48,650	$55,260	$18,800
Salaries and benefits	81,300	168,000	213,336

Legal fees and salaries and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)	At October 31, 2010, accounts payable and accrued liabilities included $120,700 (2009 - $44,000) due to a director and to a professional services firm controlled by a director of the Company.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

		2010		2009	2008

Loss for the year	$	(239,715)	$	(516,860)	$(3,945,906)

Expected income tax recovery		$68,918		$155,922	$1,346,343
Tax deductible share issue costs		17,681		33,251	47,626
Items not deductible for tax purposes		(5,229)		(27,610)	(1,207,584)
Losses for which no tax benefit has been recognized		(81,370)		(161,563)	(186,385)

Total income tax recovery		$-		$-	$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009	2008

Future income tax assets (liabilities)
Mineral properties and equipment	$895,881	$892,646	$918,350
Marketable securities	-	-	4,133
Non-capital loss carry-forwards	1,311,181	1,463,300	1,514,912
Share issue costs	2,564	17,939	42,870

	2,209,626	2,373,885	2,480,265
Less: valuation allowance	(2,209,626)	(2,373,885)	(2,480,265)

	$-	$-	$-

The Company has non-capital losses of approximately $5,200,000 available for deduction against future years’ taxable income in Canada and $1,800,000 in the United States. These losses, if unutilized, will expire through to 2030. The future tax benefits which may arise as a result of these non-capital losses and other future income tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

12.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 6). All fixtures and equipment are held in Canada (Note 5).

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

13.	COMMITMENTS

a)	The Company is committed to make lease payments for the rental of office space as follows. These commitments are shared with a second company, related by having certain directors in common:

Fiscal	2011	$ 237,403
	2012	239,707
	2013	141,239

b)	The Company is committed to certain advance royalty payments at the Lewis Property, as set out in Note 6.

c)	The Company is committed to pay USD $18,360 by June 1, 2011for certain mineral property tenure costs in respect of the Lewis Property, also as set out in Note 6, unless altered by legislation.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, marketable securities, receivable from joint venture partner, other receivables, and accounts payable and accrued liabilities. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivable from joint venture partner, other receivables and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Marketable securities are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables and a portion of its accounts payable and accrued liabilities in United States dollars (USD). At October 31, 2010 the Company’s exposure to exchange rate changes for the USD was $402 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $4,020. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At October 31, 2010 the Company held cash resources of $307,056 and had accounts payable and accrued liabilities of $180,235 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

14.	FINANCIAL INSTRUMENTS (cont’d…)

Equity market risk

The Company is exposed to equity price risk arising from its marketable securities classified as available-for-sale.
The Company’s maximum exposure to equity price risk is the carrying value of its marketable securities.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

15.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

The Company’s mineral properties are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended October 31, 2010 consisted of the Company incurring mineral property expenditures of $7,350 (2009 - $458; 2008 – $27,454) through accounts payable.

The Company paid no interest nor income taxes in any of the years ended October 31, 2010, 2009 or 2008.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

		2010			2009

	Balance, Canadian GAAP	Adjustment	Balance, U.S. GAAP	Balance, Canadian GAAP	Adjustment	Balance, U.S. GAAP

Current assets	$405,451	$-	$405,451	$677,132	$-	$677,132
Mineral properties	7,848,051	(6,309,207)	1,538,844	7,737,693	(6,198,849)	1,538,844
Fixtures and equipment	33,753	-	33,753	46,695	-	46,695

	$8,287,255	$(6,309,207)	$1,978,048	$8,461,520	$(6,198,849)	$2,262,671

Current liabilities	$180,235	$-	$180,235	$111,895	$-	$111,895
Shareholders’ equity	8,107,020	(6,309,207)	1,797,813	8,349,625	(6,198,849)	2,150,776

	$8,287,255	$(6,309,207)	$1,978,048	$8,461,520	$(6,198,849)	$2,262,671

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss for the year

		2010		2009	2008

Loss for the year – Canadian GAAP	$	(239,715)	$	(516,860)	$(3,945,906)
Exploration expenditures expensedunder U.S. GAAP		(110,358)		(115,029)	(1,953,220)

Loss for the year - U.S. GAAP		(350,073)		(631,889)	(5,899,126)
Unrealized gain (loss) on marketable securities – Canadian GAAP and U.S. GAAP		(2,890)		10,115	(62,135)
Reversal of unrealized loss on marketable securities – Canadian GAAP and U.S. GAAP		-		-	487,749

Comprehensive loss - U.S. GAAP	$	(352,963)	$	(621,774)	$(5,473,512)

Basic and diluted loss per share - U.S.
GAAP		$(0.01)		$(0.02)	$(0.17)

Cash flows

	2010	2009	2008

Cash flows from operating activities
Per Canadian GAAP	$(177,905)	$(375,689)	$(433,729)
Expenditures on mineral properties	(103,466)	(185,390)	(1,973,470)

Per U.S. GAAP	$(281,371)	$(561,079)	$(2,407,199)

Cash flows from investing activities
Per Canadian GAAP	$(103,466)	$(185,699)	$(3,249,417)
Expenditures on mineral properties	103,466	185,390	1,973,470

Per U.S. GAAP	$-	$(309)	$(1,275,947)

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

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

b)	Adoption of new accounting policies

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements” (“SFAS 160”) (Codified within ASC 810), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on November 1, 2009 and the adoption of this pronouncement had no impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on November 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on March 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2010

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

b)	Adoption of new accounting policies (cont’d…)

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and accordingly has not disclosed the date relating to its subsequent events.

c)	Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have material impact on the Company’s financial position or results of operations.

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

Date: February 25, 2011

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

Date: February 25, 2011

Signed “Ian Brown”
Ian Brown, Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2010, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2011

“Chet Idziszek”
Chet Idziszek
President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2010, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2011

“Ian Brown”
Ian Brown
Chief Financial Officer