Form 20-F
period 2011-10-31
MADISON MINERALS INC
filed 2012-04-13
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011

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

40,906,727

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

Yes [   ] No [   ] Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2011 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.

GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10

A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons For The Offer and Use of Proceeds	11
D.	Risk Factors	12
	Risks Suggested by the Fact that the Company has a History of Net Losses, a Large Accumulated Deficit and a Persistent Lack of Revenue from Operations	12
	Risks to Investors of Significant Fluctuations in Share Prices and Share Price Volatility	12
	Risks of the Company’s Exploration Efforts Failing to Establish a Viable Mining Project	12
	Risks of Failing to Meet Additional Substantial Funding Requirements	12
	Risks of Adverse Currency Fluctuations	13
	Risks of Being Required to Find Substantial Funding for Development of Mineral Projects	13
	Risks Arising from the Company’s Limited Experience with Development-stage Mining Operations	13
	Risks of Experiencing Hazards Associated with Mining, if Mining is Attained	13
	Risks Arising from the Company’s Exposure to Fluctuations in Mineral Prices	13
	Risk of Adverse Claims Against Title to the Company’s Mineral Interests	14
	Risks Arising from the Company’s Limited Capacities in the Face of Extensive Industry Competition	14
	Risks Arising from the Potential for Conflicts of Interest of the Company’s Directors	14
	Risks Arising from Environmental and Other Regulatory Requirements	14
	Lack of a History of, or Intention to Make, Dividend Payments	15
	Risks to U.S. Investors Arising from the Fact that the Company’s Officers and Directors Reside Outside the U.S., Raising the Risk of Potential Unenforceability of Civil Liabilities and Judgements	15
	Risks Inherent in the Fact that the Company’s Stock is subject to Penny Stock Rules	15
	Risks to U.S. Investors Should the Company not Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, such that the Company be Classified as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to the U.S. Stockholders, and Reduced Liquidity for the Stock	16

ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
	Acquisition of the Belencillo Property, Panama	17
	Acquisition of the Mt. Kare Property, Papua New Guinea	17
	Acquisition of the Lewis Property, Nevada	18
B.	Business Overview	19
C.	Organizational Structure	19
D.	Property Plants and Equipment	20
	Lewis Property, Nevada	20
	Title	20
	Location, Access & Physiography	20
	Plant and Equipment	21
	Regional and Local Geology	21
	Mineralization	24
	Exploration History	24
	Exploration - Recent Results	26
	Mt. Kare Property, Papua New Guinea	27
	Belencillo Property, Panama	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
	Operations on the Lewis Property During Fiscal 2011	27
	Operations on the Lewis Property During Fiscal 2010	28
	Operations on the Lewis Property During Fiscal 2009	28
	Fiscal Year Ended October 31, 2011 Compared to Fiscal Year Ended October 31, 2010	29
	Fiscal Year Ended October 31, 2010 Compared to Fiscal Year Ended October 31, 2009	29
	Fiscal Year Ended October 31, 2009 Compared to Fiscal Year Ended October 31, 2008	30
B.	Liquidity and Capital Resources	31
	October 31, 2011 Compared to October 31, 2010	32
	October 31, 2010 Compared to October 31, 2009	32
	October 31, 2009 Compared to October 31, 2008	32
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	33
	Outlook	33
C.	Research and Development, Patents and Licenses, etc.	33
D.	Trend Information	33
E.	Off-Balance Sheet Arrangements	34
F.	Tabular Disclosure of Contractual Obligations	34

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	Directors and Senior Management	34
B.	Compensation	35
	Option Grants in Last Fiscal Year	35
C.	Board Practices	35
D.	Employees	36
E.	Share Ownership	36

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	36
A.	Major Shareholders	36
B.	Related Party Transactions	37

C.	Interests of Experts and Counsel	37
ITEM 8.	FINANCIAL INFORMATION	37
A.	Consolidated Statements and Other Financial Information	37
B.	Significant Changes	38

ITEM 9.	THE OFFER AND LISTING	38
A.	Offer and Listing Details	38
B.	Plan of Distribution	39
C.	Markets	39
D.	Selling Stockholders	39
E.	Dilution	39
F.	Expenses of the Issue	39

ITEM 10.	ADDITIONAL INFORMATION	39
A.	Share Capital	39
B.	Memorandum and Articles of Association	39
C.	Material Contracts	42
D.	Exchange Controls	42
E.	Taxation	44
	Material Canadian Federal Income Tax Consequences	44
	Dividends	44
	Capital Gains	44
	Material United States Federal Income Tax Consequences	45
	U.S. Holders	46
	Distributions on Common Shares of the Company	46
	Foreign Tax Credit	47
	Information Reporting and Backup Withholding	47
	Disposition of Common Shares of the Company	47
	Currency Exchange Gains or Losses	48
	Other Considerations	48
	Foreign Personal Holding Company	48
	Foreign Investment Company	48
	Passive Foreign Investment Company	48
	Controlled Foreign Corporation	49
F.	Dividends and Paying Agents	50
G.	Statements by Experts	50
H.	Documents on Display	50
I.	Subsidiary Information	50

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50

PART II		50

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	50

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	51

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	51

ITEM 15.	CONTROLS AND PROCEDURES	51

ITEM 16.	[RESERVED]	52

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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

Mineralised Material
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

Tonne	A metric ton (1,000 kilograms or 2,204 pounds).

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

Results for the periods ended October 31, 2011 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

			Year Ended October 31
		2011	2010	2009	2008	2007

(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($8,172,102)	($239,715)	($516,860)	($3,945,906)	$2,833,604
	Per Share¹	($0.21)	($0.01)	($0.01)	($0.11)	$0.08
(c)	Total assets	$ 603,288	$8,287,255	$8,461,520	$8,718,196	$13,051,241
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,673,644	$68,278,644	$68,278,644	$68,001,686	$68,001,686
(f)	Total shareholder equity	$ 321,248	$8,107,020	$8,349,625	$8,578,014	$11,923,179
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($8,172,102)	($239,715)	($516,860)	($3,945,906)	$2,833,604
	Per Share¹	($0.21)	($0.01)	($0.01)	($0.11)	$0.08

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

			Year Ended October 31
		2011	2010	2009	2008	2007
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($1,877,181)	($350,073)	($631,889)	($5,899,126)	$1,309,243
	Per Share¹	($0.05)	($0.01)	($0.02)	($0.17)	$0.04
(c)	Total assets	$ 603,288	$1,992,334	$2,262,671	$2,634,376	$8,920,641
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$68,673,644	$68,278,644	$68,278,644	$68,001,686	$68,001,686
(f)	Total shareholder equity	$ 321,248	$1,812,099	$2,150,776	$2,494,194	$7,792,579
(g)	Cash dividends declared per share	none	none	none	none	none
(h)	Net earnings (loss) for the year
	Total	($1,877,181)	($350,073)	($631,889)	($5,899,126)	$1,309,243
	Per Share¹	($0.05)	($0.01)	($0.02)	($0.17)	$0.04

Note 1: Per share amounts are not presented on a fully-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On April 11, 2012, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.0039.

The following table sets out the high and low exchange rates for each of the last six months.

		2012			2011
	March	February	January	December	November	October
High for period	1.0153	1.0016	1.0272	1.0406	1.0487	1.0604
Low for period	0.9985	0.9866	0.9986	1.0105	1.0126	0.9935

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

		Year Ended October 31
	2011	2010	2009	2008	2007
Average for the period	0.9868	1.0378	1.1697	1.0269	1.1008

B.	Capitalization and Indebtedness

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2011 under Canadian generally accepted accounting principles was $71,993,670. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.215 to a low of $0.06 in the period beginning November 2, 2009 and ending on the date of this Annual Report- It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

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

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2010-2011 and 2009-2010. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Risk of adverse currency fluctuations

The Company maintains its accounts in Canadian dollars. The Company’s operations in Nevada expose it to the impact of fluctuations in the foreign exchange rate of the U.S. dollar against the Canadian dollar. In the most recent six months the cost to the Company of purchasing U.S. dollars has fluctuated significantly reflecting the high volatility of the USD/CAD foreign exchange rate. The Company does not at the present nor does it currently plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

Subsequent to the fiscal year end, the Company negotiated the sale of its remaining interest in the Belencillo Property to an arm’s length entity for common shares of that entity valued at $100,000.

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of Lewis. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$6,000,000. The advance royalty for the first four years has been paid by the Joint Venture in December 2007, 2008, 2009 and 2010 and the advance royalty for the fifth year has recently been paid, subsequent to the completion of the October 31, 2011 fiscal year. The amount of the most recent two payments as determined pursuant to the escalation clause was US$70,914 in December 2010 and US$73,160 in December 2011 of which the Company’s 60% portion was US$42,548 and US$43,896 respectively.

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

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at April 11, 2012:

Madison Minerals Inc.
(Incorporated in B.C.)
Madison Enterprises
(Latin American), S.A
100%
(Incorporated in Panama)
(inactive)
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

During 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of Golden Predator Corp.

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
1,600,000 survey ftE
1,610,000 survey ftE
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

Forty-two holes totalling 26,290 feet (8,013 metres) were drilled as in-fill and step-out holes along a 2,000 foot (600 metres) strike length of the northwest trending Virgin Mineral trend. Hundred-foot (30 metres) infill holes have been completed along an 800 foot segment of the south central Virgin Zone. Step-out drilling extended the zone to the south and along strike to the north. Drilling confirmed excellent lateral and vertical continuity of both styles of mineralization: subvertical structural and subhorizontal stratagraphic controlled. In addition drilling has identified several new mineralized cross-structures. These cross-structures appear to localize higher grade mineralization at structural intersections.

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

No significant “on-the-ground” work was carried out in fiscal 2009 to 2011. During the 2009 to 2011 fiscal years, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, the Company expended some $41,000 in December 2010 as its portion of the advance royalty payment for 2010. Exclusive of the advance royalty, the Company expended approximately $59,000 on our 60 per cent portion of JV costs. Of the amounts expended, the majority was for land and legal costs, principally for claim maintenance and filing fees with government agencies. Readers should note that an additional approximate $44,400 has been paid by the company in December 2011 in respect of the advance royalty for 2011. This expenditure is indicative of the intention of the Company and its joint venture partner to continue with their tenure and development of the Lewis Project. The Company is reviewing data and considering options to move the property forward.

In accordance with the Company’s accounting policies, for accounting purposes the Company wrote off the entirety of its carrying costs in respect of the Lewis Property during the fiscal year ended October 31, 2011, in the amount of $7,933,976 resulting in a carrying value of nil thereafter. This decision was triggered principally by the fact that the joint venture had not conducted meaningful exploration programs for the three years 2009, 2010 and 2011.

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

MPNG was formerly held, indirectly through subsidiaries, 60% by Buffalo Gold Ltd. (“Buffalo”) and 40% by the Company, such that those entities came to own an effective 54% and an effective 36% interest in the Mt. Kare Property. The Company subsequently reacquired the interest formerly held by Buffalo at no cost, resulting in the Company once again owning, indirectly through subsidiaries, a 90% interest in the Mt. Kare Property. Due to debts incurred while Buffalo controlled MPNG, MPNG was petitioned into liquidation, a defined legal process under the laws of Papua New Guinea, and accordingly, MPNG is now controlled by the liquidator. The Company does not intend to expend any further funds on the Mt. Kare Property and the Company no longer regards the Mt. Kare project as a property of significance.

Belencillo Property, Panama

The Company does not regard this property to be of significance. The location, a summary of the project’s exploration and the nature of the Company’s 31.12% interest as at October 31, 2011 are set out in Item 4.A above under “Acquisition of the Belencillo Property, Panama”. As set out in that Item 4.A, subsequent to the fiscal year end the Company negotiated the sale of its remaining interest in the Belencillo Property to an arm’s length entity for 1.) 175,438 common shares of that entity valued at $100,000 and 2.) a further 250,000 shares of that entity upon the project commencing commercial production.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. During the fiscal years ended October 31, 2009, 2010 and 2011 the Company was primarily engaged in maintaining its tenure on of its Lewis Property in Nevada. The Company has no plans to contribute to the funding of any further exploration on the Mt. Kare Property in Papua New Guinea at the present time.

Operations on the Lewis Property during fiscal 2011

As at October 31, 2010, the Company had incurred, in respect of its 60% interest, $7,833,765 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. As set out in Note 6 to the Financial Statements, during the fiscal year ended October 31, 2011, the Company incurred, in respect of its 60%, option fees and acquisition and exploration expenditures of $100,211 on the project, comprised of an advance royalty payment of $41,169, assay and related storage costs of $7,263, and land, legal and insurance costs of $51,779, consisting principally of annual claim maintenance costs paid to government agencies. No direct exploration work was performed on the property in 2011. In accordance with the Company’s accounting policies, for accounting purposes the Company wrote off the entirety of its carrying costs in respect of the Lewis Property during the fiscal year ended October 31, 2011, in the amount of $7,933,976 resulting in a carrying value of nil thereafter. This decision was triggered principally by the fact that the joint venture had not conducted meaningful in-the-field exploration programs for the three years 2009, 2010 and 2011. Of the $7,933,976 written off, under U.S. generally accepted accounting principles the amount of $6,294,921 had been charged to income in prior years.

Operations on the Lewis Property during fiscal 2010

As at October 31, 2009, the Company had incurred, in respect of its 60% interest, $7,723,407 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2010, the Company incurred, in respect of its 60%, option fees and acquisition and exploration expenditures of $110,358 on the project, comprised of an advance royalty payment of $44,369, assay and related storage costs of $8,665, contractors and geological staff costs of $15,088, and land, legal and insurance costs of $42,236, consisting principally of annual claim maintenance costs paid to government mining agencies. U.S. persons reading this Annual Report should note that of the net $110,358 added in fiscal 2010 to mineral property carrying costs under Canadian generally accepted accounting principles, the entire amount of $110,358 cannot be added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2010. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,848,051 as the cumulative carrying value for the Lewis Property as at October 31, 2010 was reduced by a cumulative total of $6,294,921 to a carrying value under U.S. generally accepted accounting principles of $1,538,844 as set out in “Balance sheets” in Note 17 to the Company’s financial statements for the year ended October 31, 2010.

Operations on the Lewis Property during fiscal 2009

As at October 31, 2008, the Company had incurred, in respect of its 60% interest, $7,565,013 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. During the fiscal year ended October 31, 2009, the Company incurred, in respect of its 60%, option fees and acquisition and net exploration expenditures of a net $158,394 on the project, comprised of an advance royalty payment of $50,075, assay costs of $49,901, contractors and geological staff costs of $23,946, land, legal and insurance costs of $54,430, consisting principally of annual claim maintenance payments to government agencies, travel and accommodation costs of $2,304, and cost recovery amounts of ($22,262). The majority of assay and contractor costs recognized in fiscal 2008-2009 arose from billings arising from exploration conducted in the 2007-2008 fiscal year. U.S. persons reading this Annual Report should note that of the net $158,394 added in fiscal 2009 to mineral property carrying costs under Canadian generally accepted accounting principles, the entire amount of $158,394 cannot be added to mineral property carrying costs under U.S. generally accepted accounting principles and has been charged to the statement of operations for U.S. purposes as set out in “Loss for the year” in Note 17 to the Company’s financial statements for the year ended October 31, 2009. U.S. persons should further note that, as a result of the cumulative effect of this difference between Canadian and U.S. generally accepted accounting principles, the amount of $7,723,407 as the cumulative carrying value for the Lewis Property as at October 31, 2009 was reduced by a cumulative total of $6,184,563 to a carrying value under U.S. generally accepted accounting principles of $1,538,844 as at October 31, 2009.

Fiscal Year Ended October 31, 2011 Compared to Fiscal Year Ended October 31, 2010

During the fiscal year ended October 31, 2011 the Company recorded the very material write-off of its mineral property of $7,933,976, a foreign exchange loss of $4,006, income from project management fees of $672 and interest earned of $2,119. During the fiscal year ended October 31, 2010 the Company recorded no write-off costs, a foreign exchange loss of $5,305, income from project management fees of $2,091 and interest earned of $941.

The foreign exchange loss is attributable to holding net U.S. dollar denominated assets during a period when the exchange value of the U.S. dollar has declined against the Canadian dollar. In the 2011 fiscal year, the rate of decline of the U.S. dollar was similar to the preceding fiscal year, and the net U.S. dollar denominated assets were also similar, and modest. Project management fees diminished proportional to decreased expenditures on the Lewis project, and interest income increased reflecting larger cash balances available to invest.

Expenses for the fiscal year ended October 31, 2011 were $236,911, virtually unchanged from $237,442 for the fiscal year ended October 31, 2010. There were a small number of variances within the cost centres, however. The most significant cost centre decrease was a reduction of approximately $17,300 in accounting and audit costs – attributable principally to reduced costs of complying with U.S. Sarbanes-Oxley legislation. Miscellaneous property expenditures, which is an inherently highly variable cost, increased by approximately $6,400. Modest increases incurred in filing fees, insurance costs, and salaries and benefits.

Fiscal 2011 yielded, based on Canadian generally accepted accounting principles, a net loss for the year of $8,172,102 or $0.21 loss per share compared to net loss in fiscal 2010 of $239,715, or $0.01 loss per share. The overwhelming cause of the increased loss was the write-off of the Company’s accounting values in respect of the Lewis Project, comprising 97 per cent of the aggregate losses. The Company expects to continue in a net loss position for the fiscal year ending October 31, 2012 due to the nature of its operations as a development stage company. As set out in Note 17 to the financial statements, based on U.S. generally accepted accounting principles the 2011 net loss was $1,877,181 or $0.05 per share, with the reduced net loss under U.S. GAAP arising principally from the fact that $6,294,921 in exploration costs of the Lewis Project incurred in prior years had been charged to income in those years.

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

In our annual report for the fiscal year ended October 31, 2009 (two years ago), we reported, “Within the last 24 months very pronounced volatilities, including in many cases very severe deteriorations, in the capital markets have occurred. These have affected many asset classes, including common equities, and valuations have in a wide array of cases fallen dramatically from higher levels which were prevalent in years such as 2006 and 2007. The volatility and in many cases reduction in values has been particularly pronounced for the common equity of junior mineral resource exploration companies, such as Madison Minerals Inc., and this is demonstrated in Item 9.A “Offer and Listing Details”. Notwithstanding these volatilities, the Company succeeded in closing a modest private placement of equity securities in late October 2009, indicating the availability of capital market funding to the Company at that time and in that level of magnitude.”

In this annual report, we can advise that those very pronounced volatilities and deteriorations in the capital markets have been mitigated to a substantial degree. Within the last 24 months commodity prices, including in particular the price of gold, have increased significantly, as has financing and investment activity in the junior exploration sector of the capital markets in which the Company operates. As set out in Note 7 to the 2011 Financial Statements, in March and April 2011 we completed two private placement financings for gross and net proceeds of $395,000 augmenting our cash and working capital resources.

In the near term, the Company plans to continue its exploration activities on its currently held properties. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. The amounts likely to be expended on the Lewis Gold Project for 2012 are expected to be at a similar modest level as in 2011, reflecting the Company’s current cash resources. The Company shall remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on its existing working capital, the Company is does not expect to require additional financing for its currently active projects during the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year. The Company has a non-capital commitment for the lease of rental office space as set out in Note 13 to the 2011 Financial Statements. Currently, all of these lease payments are being met by a related company as also set out therein. That entity is well funded.

At October 31, 2011, the Company had working capital of $291,154 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the current fiscal year in progress. If the Company is to advance or develop its mineral properties further, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, doubt could arise about its ability to continue as a going concern.

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

October 31, 2011 Compared to October 31, 2010

At October 31, 2011, the Company's current assets totalled $573,194 compared to $405,451 at October 31, 2010. The increase is attributable principally to the two private placement financings carried out in March and April 2011 as set out in Note 7 to the 2011 Financial Statements and to drawdowns in the Company’s cash position as set out in the Statement of Cash Flows. During the fiscal year, total liabilities increased to $282,040 from $180,235. The principal component of this increase was an accrual of unpaid executive management salaries to a senior officer and of unpaid professional fees to a professional firm controlled by a director. As a result of these factors, the Company had working capital of $291,154 at October 31, 2011 compared to $225,216 at October 31, 2010. The Company had no long-term debt at either October 31, 2011 or October 31, 2010.

At October 31, 2011, the Company had total assets of $603,288 compared to $8,287,255 at October 31, 2010. This decrease is principally attributable to the writedown of the carrying costs of the Lewis Project as set out in the Statement of Operations and the expenditures on the Lewis Project set out in Note 6.

Share capital as at October 31, 2010 was $68,673,644, an increase of $395,000 from the prior year arising from the private placement financings set out in Note 7.

The Company's largest cash outflows in the fiscal year ended October 31, 2011 were to fund its operating activities in the amount of $129,940 and expenditures on the Lewis Property, Nevada of $107,561. For the prior year ended October 31, 2010 expenditures on projects, virtually entirely on the Lewis project, were $103,466 and to fund operating activities were $177,905. The amount of exploration costs incurred by the Company fluctuates based on the scope of the exploration programs the joint venture agrees to conduct.

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

Outlook

For the remainder of the fiscal year ending October 31, 2012, the Company’s activities are likely to be limited, to conform to funds available. The technical focus will continue to be the Lewis Property. Based on existing working capital, the Company does not expect to require additional financing during the current 2012 fiscal year. The Company has no material commitments for capital expenditures for the 2012 fiscal year. In December 2011 the joint venture made the advance royalty payment due at that time for the year 2012 on the Lewis project in the amount of US$73,160 of which the Company’s 60% share was US$43,896. It is the current plan of the joint venture to make a similar advance royalty payment in December 2012.

C.	Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.	Trend Information

Readers of this report are referred to the disclosure above in Item 5.B “Liquidity and Capital Resources” for a discussion of recent improvements in the capital markets. Also as set out in Item 5.B, the Company has succeeded in carrying out modest private placements of equity securities in October 2009 and in March and April 2011.We believe this demonstrates our ability to finance in a range of weak and moderate capital market conditions.

E.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 35 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 30 years. Mr. Brown is 64 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008. She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson is 61 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company. She is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is 62 years old and is the spouse of Mr. Idziszek.

Chet Idziszek

Mr. Idziszek is President and CEO and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and “Prospector of the Year” in 1994. He has also been recognized for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold-molybdenum deposits in Panama. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005 his principal focus has been Oromin Explorations Ltd. and its joint venture on the OJVG Gold Project in eastern Sénégal. This project reached the positive feasibility stage in 2010 and subsequently to date has established 3.32 million ounces of gold in indicated resources and 0.43 million ounces in inferred resources with ongoing and widespread scope for expansion. Mr. Idziszek is 64 years old and is the spouse of Ms. Dragovan.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an M.B.A. from the University of Toronto, and is the President and CEO of Roxgold Inc. Mr. Sibthorpe worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996 and was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant and executive of mining exploration companies. Mr. Sibthorpe is 63 years old.

James.G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer both in private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 53 years old.

B.	Compensation

During the fiscal year ended October 31, 2011, the Company accrued $72,860 by way of salary for management duties carried out by director and CEO Mr. Idziszek, paid or accrued $12,000 by way of directors’ fees to Ms. Danielson and Mr. Sibthorpe as to $6,000 each, and accrued $30,100 for legal fees to a law practice controlled by director James G. Stewart. No payments were made for management duties carried out as Chief Financial Officer by Mr. Brown. There were no incentive stock options granted to or exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2011 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws. The entire amounts of $72,860 of the salary amount for the CEO and $30,100 in respect of legal fees were accrued during the year, and are in accounts payable at the year end date and at the date of this annual report. An additional $72,050 for salary to Mr. Idziszek and $48,650 for professional fees to Mr. Stewart in respect of prior fiscal years is also accrued and in accounts payable at the year end date.

Option Grants in Last Fiscal Year

There were no stock options granted to the Company’s officers or directors during the fiscal year ended October 31, 2011.

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

During the fiscal year ended October 31, 2011, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal years ended October 31, 2011 and 2010, the Company had the same eight employees, engaged in the same roles. Mineral exploration work was carried out by contract staff. None of the Company’s employees were casual or temporary employees.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at April 11, 2012	Number of Options or Warrants Outstanding at April 11, 2012	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Ian Brown	Nil	200,000	0.61%	$0.77	April 27, 2012
		50,000		$0.25	April 14, 2013
Vivian Danielson	15,000	125,000	0.34%	$0.25	April 14, 2013
Nell Dragovan	1,388,718	290,000	4.19%	$0.15	March 28, 2013
		50,000		$0.25	April 14, 2013
Chet Idziszek	1,522,928	300,000	4.66%	$0.15	March 28, 2013
		100,000		$0.25	April 14, 2013
Robert Sibthorpe	175,000	175,000	0.97%	$0.15	March 28, 2013
		50,000		$0.25	April 14, 2013
J.G. Stewart	568,929	290,000	2.20%	$0.15	March 28, 2013
		50,000		$0.25	April 14, 2013

Total:	3,670,575	1,680,000	12.97%

1.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of April 11, 2012, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 40,906,727 Common Shares outstanding as of April 11, 2012.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, stock options entitling the purchase of up to 950,000 shares had been granted to directors, officers and employees of the Company and a further 3,140,673 shares are reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As at October 31, 2011 and February 6, 2012 Pinetree Capital Ltd. (“Pinetree”) held 5,250,000 or 12.83% of the Company’s common shares. At October 31, 2010 Pinetree held 4,233,000 or 11.32% of the Company’s common shares and as at October 31, 2009 Pinetree held 3,950,000 or 10.56% of the Company’s common shares. Pinetree’s interest increased in the fiscal year ended October 31, 2011 principally through its subscription for 1,000,000 common share units in a private placement financing which closed April 18, 2011.

Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at February 6, 2012 there were 40,906,727 common shares of the Company issued and outstanding. At such date there were 195 registered holders of the Company’s common shares resident in the United States, holding an aggregate 3,371,031 common shares, including 2,888,484 shares held by Cede & Co. This number represents approximately 8.24% of the total issued and outstanding common shares of the Company as at February 6, 2012. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company’s common shares resident in the United States as at February 6, 2012 there were 1,343 beneficial holders, holding an aggregate 8,236,780 common shares. This number represents approximately 20.14% of the total issued and outstanding common shares of the Company as at February 6, 2012. Including the 2,888,484 shares held by Cede & Co. the total number of registered and beneficial holders of the Company’s common shares resident in the United States, therefore, is 1,538 holders, holding an aggregate 11,607,811 common shares. This number represents approximately 28.38% of the total issued and outstanding common shares of the Company as at February 6, 2012.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2011, or proposed material transactions between the Company or any of its subsidiaries and:

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

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended October 31, 2011 which contain an Independent Auditor’s Report dated April 11, 2012, Consolidated Balance Sheets as at October 31, 2011 and 2010, Consolidated Statements of Operations for the Fiscal Years Ended October 31, 2011, 2010 and 2009, Consolidated Statements of Deficit and Accumulated Other Comprehensive (Loss) for the Fiscal Years Ended October 31, 2011, 2010 and 2009, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2011, 2010 and 2009, and Notes to the Consolidated Financial Statements.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F, with the exception of the sale of the Company’s interest in the Belencillo Property for consideration of $100,000 paid in the form of the delivery of shares in a listed public company, as set out under the heading Acquisition of the Belencillo Property, Panama in Item 4.A above.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

	High	Low
Fiscal Year 2011-2012
March 2012	$0.130	$0.105
February 2012	$0.140	$0.085
January 2012	$0.110	$0.070
December 2011	$0.080	$0.060
November	$0.090	$0.065
October	$0.080	$0.065
First Quarter to January 31, 2012	$0.110	$0.060
2011	$0.220	$0.065
Fourth Quarter	$0.110	$0.065
Third Quarter	$0.150	$0.085
Second Quarter	$0.220	$0.120
First Quarter	$0.215	$0.120
2010	$0.205	$0.075
Fourth Quarter	$0.185	$0.080
Third Quarter	$0.125	$0.075
Second Quarter	$0.155	$0.100
First Quarter	$0.205	$0.110
2009	$0.190	$0.055
2008	$0.415	$0.055
2007	$1.270	$0.270

The closing price of the Company's common shares on the TSX Venture Exchange on April 11, 2012 was $0.120

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCBB”) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2011-2012
March 2012	US$0.1300	US$0.1000
February 2012	US$0.1334	US$0.0825
January 2012	US$0.1130	US$0.0659
December 2011	US$0.0870	US$0.0520
November	US$0.0940	US$0.0580
October	US$0.0920	US$0.0550
First Quarter to January 31, 2012	US$0.1130	US$0.0520

	High	Low
2011	US$0.2090	US$0.0550
Fourth Quarter	US$0.1230	US$0.0550
Third Quarter	US$0.1600	US$0.0813
Second Quarter	US$0.1904	US$0.1152
First Quarter	US$0.2090	US$0.1188
2010	US$0.2000	US$0.0610
Fourth Quarter	US$0.1700	US$0.0730
Third Quarter	US$0.1258	US$0.0610
Second Quarter	US$0.1500	US$0.0860
First Quarter	US$0.2000	US$0.0960
2009	US$0.2280	US$0.0260
2008	US$0.6261	US$0.0600
2007	US$1.1225	US$0.2401

The latest closing price of the Company's common shares on the OTCBB on April 11, 2012 was US$0.1231.

B.	Plan of Distribution

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

The Company has not entered into any contracts other than in the ordinary course of business during the past two years.

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

At the end of the period covered by this report, the fiscal year ended October 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at October 31, 2011, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2011 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$42,500	89%
Audit-related fees	-	-
Tax fees	$5,000	11%
All other fees	-	-
Total fees	$47,500	100%

These amounts related to work done for the fiscal year ended October 31, 2010.

The aggregate fees billed in the fiscal year ended October 31, 2010 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$45,000	90%
Audit-related fees	-	-
Tax fees	$5,200	10%
All other fees	-	-
Total fees	$50,200	100%

These amounts related to work done for the fiscal year ended October 31, 2009.

The Company has made an accrual of $40,000 for combined audit fees and tax fees for the fiscal year ended October 31, 2011.

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-	Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.
Audit-related fees	-	Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.
Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2011, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2011, which is the period covered by this Annual Report on Form 20-F.

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984

*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

*1.D.	Articles of the Company

*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company

*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL

*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.

Exhibit Number	Description of Document	Page No.

*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.

*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited

*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093

*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company

*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL

*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC

*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC

*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)

*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008

*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008

5.A.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)	E-539

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1

Exhibit Number	Description of Document	Page No.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 11th day of April, 2012

MADISON MINERALS INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984

*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

*1.D.	Articles of the Company

*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company

*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL

*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.

*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.

*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited

*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093

*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company

*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL

*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC

*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC

*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

Exhibit Number	Description of Document	Page No.

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)

*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008

*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008

5.A.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)	E-539

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Madison Minerals Inc.

Consolidated Financial Statements

October 31, 2011

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Madison Minerals Inc.

We have audited the accompanying consolidated financial statements of Madison Minerals Inc. which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations, deficit and accumulated other comprehensive loss and cash flows for the years ended October 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Madison Minerals Inc. as at October 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended October 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Madison Minerals Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 11, 2012

MADISON MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT OCTOBER 31

	2011	2010

ASSETS

Current
Cash	$472,945	$307,056
Marketable securities (Note 4)	11,560	20,230
Receivable from joint venture partner (Note 6)	2,180	5,567
Receivables	77,027	63,116
Prepaid expenses and deposits	9,482	9,482

	573,194	405,451
Fixtures and equipment (Note 5)	20,811	33,753
Reclamation deposits	9,283	14,286
Mineral property (Note 6)	-	7,833,765

	$603,288	$8,287,255

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$282,040	$180,235

Shareholders' equity
Capital Stock (Note 7)
Authorized
Unlimited common shares without par value
Issued
40,906,727 (2010 – 37,406,727) common shares	68,673,644	68,278,644
Contributed surplus (Note 7)	3,658,614	3,658,614
Accumulated other comprehensive loss	(17,340)	(8,670)
Deficit	(71,993,670)	(63,821,568)

	321,248	8,107,020

	$603,288	$8,287,255

Nature and continuance of operations (Note 1)
Commitments (Note 13)
Subsequent event (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2011		2010		2009

EXPENSES
Accounting and audit	$46,983		$64,247		$57,670
Amortization	12,942		12,942		12,942
Filing fees	15,287		12,306		14,547
Insurance	7,500		1,875		1,502
Legal fees	34,990		36,697		30,723
Miscellaneous property expenditures	18,554		12,157		34,528
Office and rent	2,083		1,744		40,664
Public relations	480		864		24,221
Salaries and benefits	84,949		81,878		198,384
Shareholder information	1,385		2,038		1,655
Transfer agent fees	11,758		10,694		8,537
Travel	-		-		568

	(236,911)		(237,442)		(425,941)

OTHER INCOME (EXPENSES)
Write-off of mineral property (Note 6)	(7,933,976)		-		(43,365)
Write-down of marketable securities (Note 4)	-		-		(35,216)
Foreign exchange loss	(4,006)		(5,305)		(27,181)
Interest earned	2,119		941		3,187
Project management fees (Note 6)	672		2,091		11,656

	(7,935,191)		(2,273)		(90,919)

Loss for the year	(8,172,102)		(239,715)		(516,860)

Unrealized gain (loss) on marketable securities (Note 4)	(8,670)		(2,890)		10,115

Comprehensive loss for the year	$(8,180,772)	$	(242,605)	$	(506,745)

Basic and diluted loss per common share	$(0.21)		$(0.01)		$(0.01)

Weighted average number of common shares outstanding	39,487,549		37,406,727		35,453,255

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2011		2010		2009

STATEMENT OF DEFICIT

Balance, beginning of year		$(63,821,568)		$(63,581,853)		$(63,064,993)
Loss for the year		(8,172,102)		(239,715)		(516,860)

Balance, end of year		$(71,993,670)		$(63,821,568)		$(63,581,853)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of year	$	(8,670)	$	(5,780)	$	(15,895)
Unrealized gain (loss) on marketable securities (Note 4)		(8,670)		(2,890)		10,115

Balance, end of year	$	(17,340)	$	(8,670)	$	(5,780)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2011		2010		2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$	(8,172,102)	$	(239,715)	$	(516,860)
Items not affecting cash:
Amortization		12,942		12,942		12,942
Write-down of marketable securities		-		-		35,216
Write-off of mineral property		7,933,976		-		43,365
Changes in non-cash working capital items:
Decrease (increase) in receivables		(13,911)		(6,955)		50,939
Increase in prepaid expenses and deposits		-		(5,625)		-
Increase (decrease) in accounts payable and accrued liabilities		109,155		61,448		(1,291)

Net cash used in operating activities		(129,940)		(177,905)		(375,689)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from joint venture partner		3,387		52,233		237,047
Proceeds from issuance of capital stock		395,000		-		295,450
Share issuance costs		-		-		(17,094)

Net cash provided by financing activities		398,387		52,233		515,403

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties		(107,561)		(103,466)		(178,116)
Reclamation deposits		5,003		-		(7,274)
Purchase of fixtures and equipment		-		-		(309)

Net cash used in investing activities		(102,558)		(103,466)		(185,699)

Change in cash		165,889		(229,138)		(45,985)

Cash, beginning of year		307,056		536,194		582,179

Cash, end of year		$472,945		$307,056		$536,194

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

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

As at October 31	2011	2010

Working capital	$291,154	$225,216
Deficit	(71,993,670)	(63,821,568)

2.	SIGNIFICANT ACCOUNTING POLICIES

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
OCTOBER 31, 2011

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
OCTOBER 31, 2011

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
OCTOBER 31, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At October 31, 2011, 2010 and 2009, the total number of potentially dilutive shares excluded from earnings (loss) per share was 4,450,000, 3,622,449 and 4,247,159 respectively. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

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

The Company classified its cash as held-for-trading, its marketable securities as available-for-sale, and its receivable from joint venture partner and receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost.

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

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

3.	CHANGES IN ACCOUNTING POLICIES

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

4.	MARKETABLE SECURITIES

At October 31, 2011 the Company’s holdings of marketable securities consisted of 289,000 shares of Lund Gold Ltd. (“Lund”), a company related by having a number of directors in common. At October 31, 2009 the fair value was $23,120 with an increase in fair value of $10,115 credited to the statement of accumulated other comprehensive loss. At October 31, 2010 the fair value was $20,230 with the decrease in fair value of $2,890 charged to the statement of accumulated other comprehensive loss. At October 31, 2011 the fair value was $11,560 with the decrease in fair value of $8,670 charged to the statement of accumulated other comprehensive loss.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares no longer are listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009 resulting in a writedown of $35,216 in fiscal 2009.

5.	FIXTURES AND EQUIPMENT

		2011			2010

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Leasehold improvements	$52,185	$35,346	$16,839	$52,185	$24,909	$27,276
Furniture and fixtures	8,613	5,880	2,733	8,613	4,157	4,456
Computer equipment	2,289	1,564	725	2,289	1,106	1,183
Office equipment	1,622	1,108	514	1,622	784	838

	$64,709	$43,898	$20,811	$64,709	$30,956	$33,753

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

6.	MINERAL PROPERTY

Lewis
Property,
Nevada

Balance, October 31, 2009	$7,723,407

Advance royalty	44,369
Assays	8,665
Contractors and geological staff	15,088
Land, legal and insurance	42,236

110,358

Balance, October 31, 2010	7,833,765

Advance royalty	41,169
Assays	7,263
Land, legal and insurance	51,779

100,211

7,933,976
Write-off of mineral property	(7,933,976)

Balance, October 31, 2011	$-

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

6.	MINERAL PROPERTY (cont'd …)

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

As at October 31, 2011, GAM owed $2,180 (2010 – $5,567) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project. This amount was subsequently paid.

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

During the current fiscal year the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property.

Subsequent to the balance sheet date, in December 2011 the parties made the required advance royalty payment in respect of calendar year 2011 of USD $73,160 of which the Company’s portion was USD $43,896.

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama. Effective April 30, 2009 the Company recognized an impairment charge of the entire carrying cost of the project which was charged to the statement of operations. Subsequent to the year-end, the Company sold its interest in the property (Note 18).

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number		Contributed
	of Shares	Amount	Surplus
Authorized:
An unlimited number of common shares without par value

Issued:
Balance as at October 31, 2008	35,437,076	$68,001,686	$3,657,216
Private placement	1,969,667	295,450	-
Share issue costs	-	(17,094)	-
Broker warrants	-	(1,398)	1,398
Elimination of fractional shares	(16)	-	-

Balance as at October 31, 2009 and 2010	37,406,727	68,278,644	3,658,614
Private placements	3,500,000	395,000	-

Balance as at October 31, 2011	40,906,727	$68,673,644	$3,658,614

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

In March 2011, the Company closed a private placement of 2,500,000 units at a price of $0.11 per unit for cash proceeds of $275,000. Each unit consisted of one share and one full share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.15 per share until March 28, 2013.

In April 2011, the Company closed a private placement of 1,000,000 units at a price of $0.12 per unit for cash proceeds of $120,000. Each unit consisted of one share and one full share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.16 per share until April 14, 2013. No commissions or other share issue costs were incurred in respect of either of these 2011 placements.

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
OCTOBER 31, 2011

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

As at October 31, 2011, the following stock options were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

200,000	$ 0.77	April 27, 2012
750,000	0.25	April 14, 2013

950,000

Stock option transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
Outstanding,
beginning of year	2,637,616	$0.83	3,237,616	$0.76	3,372,616	$0.80
Granted	-	-	-	-	-	-
Cancelled/forfeited	(1,687,616)	1.10	(600,000)	0.44	(135,000)	1.83

Outstanding, end of year	950,000	$0.36	2,637,616	$0.83	3,237,616	$0.76

No stock options have been granted or vested in the most recent three fiscal years. Accordingly, there has been no stock-based compensation recognized.

Share compensation plan

The Company has a plan whereby the board of directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

9.	SHARE PURCHASE WARRANTS

As at October 31, 2011, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Warrants	Price	Expiry Date

2,500,000	$ 0.15	March 28, 2013
1,000,000	0.16	April 14, 2013

3,500,000

Share purchase warrant transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price	of Warrants	Price
Outstanding,
Beginning of year	984,833	$0.25	1,009,543	$0.25	-	$-
Issued	3,500,000	0.15	-	-	1,009,543	0.25
Expired	(984,833)	0.25	(24,710)	0.25	-	-

Outstanding,
End of year	3,500,000	$0.15	984,833	$0.25	1,009,543	$0.25

The 1,009,543 warrants outstanding at October 31, 2009 were initially scheduled to expire on October 29, 2010. During fiscal 2010, the expiry date of 984,833 of these warrants was extended to October 31, 2011.

10.	RELATED PARTY TRANSACTIONS

	a)	The Company incurred the following expenses with directors and with a professional services firm controlled by a director:

	2011	2010	2009

Legal fees	$30,100	$48,650	$55,260
Salaries and benefits	84,860	81,300	168,000

Legal fees and salaries and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)	At October 31, 2011, accounts payable and accrued liabilities included $233,660 (2010 - $120,700) due to directors and to a professional services firm controlled by a director of the Company.

These transactions are measured at the amount of consideration established and agreed to by the related parties.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2011		2010		2009

Loss for the year	$(8,172,102)	$	(239,715)	$	(516,860)

Expected income tax recovery	$2,193,000		$68,918		$155,922
Tax deductible share issue costs	-		17,681		33,251
Items not deductible for tax purposes and tax rate differences	876,000		(5,229)		(27,610)
Losses for which no tax benefit has been recognized	(3,069,000)		(81,370)		(161,563)

Total income tax recovery	$-		$-		$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets (liabilities)
Mineral properties and equipment	$3,340,000	$895,881
Non-capital loss carry-forwards	1,812,000	1,311,181
Share issue costs and other	7,000	2,564

	5,159,000	2,209,626
Less: valuation allowance	(5,159,000)	(2,209,626)

	$-	$-

The Company has non-capital losses of approximately $4,700,000 available for deduction against future years’ taxable income in Canada and $2,300,000 in the United States. These losses, if unutilized, will expire through to 2031. Subject to certain restrictions, the Company has approximately $3,500,000 of resource expenditures in Canada and approximately $7,100,000 of resource expenditure in the United States available to reduce taxable income in future years. The future tax benefits which may arise as a result of these non-capital losses and other future income tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

12.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 6). All fixtures and equipment are held in Canada (Note 5).

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

13.	COMMITMENTS

	a)	The Company is committed to make lease payments for the rental of office space as follows. These commitments are shared with a second company, related by having certain directors in common:

Fiscal	2012	$239,707
	2013	141,239

b)	The Company is committed to certain advance royalty payments at the Lewis Property, as set out in Note 6.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, marketable securities, receivable from joint venture partner, receivables, reclamation deposits and accounts payable and accrued liabilities. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivable from joint venture partner, receivables, reclamation deposits and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Marketable securities are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash, receivables, reclamation deposits and accounts payable and accrued liabilities in United States dollars (USD). At October 31, 2011 the Company’s exposure to exchange rate changes for the USD was immaterial. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At October 31, 2011 the Company held cash resources of $472,945 and had accounts payable and accrued liabilities of $282,040 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

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

Significant non-cash transactions for the year ended October 31, 2011 consisted of the Company incurring mineral property expenditures of $nil (2010 – $7,350; 2009 – $458) through accounts payable.

The Company paid no interest nor income taxes in any of the years ended October 31, 2011, 2010 or 2009.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

	2011			2010

	Balance,			Balance,
	Canadian		Balance,	Canadian		Balance,
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$573,194	$-	$573,194	$405,451	$-	$405,451
Mineral property	-	-	-	7,833,765	(6,294,921)	1,538,844
Reclamation deposits	9,283	-	9,283	14,286	-	14,286
Fixtures and equipment	20,811	-	20,811	33,753	-	33,753

	$603,288	$-	$603,288	$8,287,255	$(6,294,921)	$1,992,334

Current liabilities	$282,040	$-	$282,040	$180,235	$-	$180,235
Shareholders’ equity	321,248	-	321,248	8,107,020	(6,294,921)	1,812,099

	$603,288	$-	$603,288	$8,287,255	$(6,294,921)	$1,992,334

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss for the year

		2011		2010		2009

Loss for the year – Canadian GAAP		$(8,172,102)	$	(239,715)	$	(516,860)
Exploration expenditures expensed under U.S. GAAP		(100,211)		(110,358)		(158,394)
Write-off of mineral property		6,395,132		-		43,365

Loss for the year - U.S. GAAP		(1,877,181)		(350,073)		(631,889)
Unrealized gain (loss) on marketable securities - Canadian GAAP and U.S. GAAP		(8,670)		(2,890)		10,115

Comprehensive loss - U.S. GAAP		$(1,885,851)	$	(352,963)	$	(621,774)

Basic and diluted loss per share - U.S. GAAP		$(0.05)		$(0.01)		$(0.02)

Cash flows

		2011		2010		2009

Cash flows from operating activities
Per Canadian GAAP	$	(129,940)	$	(177,905)		$(375,689)
Expenditures on mineral properties		(107,561)		(103,466)		(178,116)

Per U.S. GAAP	$	(237,501)	$	(281,371)	$	(553,805)

Cash flows from investing activities
Per Canadian GAAP	$	(102,558)	$	(103,466)	$	(185,699)
Expenditures on mineral properties		107,561		103,466		178,116

Per U.S. GAAP		$5,003		$-	$	(7,583)

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

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

	(b)	United States accounting pronouncements not yet effective:

Share-based payments

In April 2010, the FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation – Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability.

A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter.

Fair value measurement and disclosures

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

(a)	the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reason for these transfers;

(b)	the reason for any transfers in or out of Level 3;

(c)	information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirements to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009. The requirements to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after December 15, 2010, including interim periods within those fiscal years.

On November 1, 2011 the Company transitioned from the current Canadian GAAP standards to IFRS and will not be required to provide a reconciliation note to United States GAAP in future financial statements. Accordingly, the Company does not expect the adoption of these standards to have a significant effect on the Company’s results of operations or financial position.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

18.	SUBSEQUENT EVENT

In March 2012 the Company agreed to transfer its 31.12% interest in the Belencillo Property in the Republic of Panama to an arm's length publicly traded corporation in consideration of 1) common shares of that corporation with a value of $100,000 (received), and 2) a further 250,000 shares of that corporation upon the project commencing commercial production. The shares issued or issuable are subject to a four month hold period required by Exchange policy, and the first tranche of shares issued cannot be traded prior to July 7, 2012. The Company's carrying costs of this interest were written off for accounting purposes in prior years.

MADISON MINERALS INC.

STOCK OPTION
PLAN

 April 9, 2008 (as amended March 1, 2011)

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

2.5	Option Agreements

Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.

2.6	Tax Withholding

Notwithstanding any other provision contained herein, in connection with the exercise of an Option by a Participant from time to time, as a condition to such exercise (i) the Company shall require such Participant to pay to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions (the “Applicable Withholdings and Deductions”) relating to the exercise of such Options; or (ii) in the event a Participant does not pay the amount specified in (i), the Company shall be permitted to engage a broker or other agent, at the risk and expense of the Participant, to sell an amount of underlying Common Shares issuable on the exercise of such Option and to apply the cash received on the sale of such underlying Common Shares as necessary so as to ensure that the Company is in compliance with the Applicable Withholdings and Deductions relating to the exercise of such Options. In addition, the Company shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company is in compliance with Applicable Withholdings and Deductions relating to the exercise of such Options.

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

Date: April 11, 2012

Signed “Chet Idziszek”

__________________________
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

Date: April 11, 2012

Signed “Ian Brown”

__________________________
Ian Brown, Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2011, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 11, 2012

“Chet Idziszek”
Chet Idziszek
President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Madison Minerals Inc. (the “Company”) for the year ended October 31, 2011, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 11, 2012

“Ian Brown”
Ian Brown
Chief Financial Officer