Form 20-F
period 2012-10-31
MADISON MINERALS INC
filed 2013-03-05
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

 [   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

 [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012

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

Page 1 of 55 Pages
The Exhibit Index is located on Page 54

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ] International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ] Other [   ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[Not applicable]

Item 17 [   ] Item 18 [   ]

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

Yes [   ] No [   ] Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2012 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.

GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10

A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons For The Offer and Use of Proceeds	11
D.	Risk Factors	11
	Risk of Innsolvency	11
	Risks Suggested by the Fact that the Company has a History of Net Losses, a Large Accumulated Deficit and a Persistent Lack of Revenue from Operations	11
	Risks to Investors of Significant Fluctuations in Share Prices and Share Price Volatility	12
	Risks of the Company’s Exploration Efforts Failing to Establish a Viable Mining Project	12
	Risks of Failing to Meet Additional Substantial Funding Requirements	12
	Risks of Adverse Currency Fluctuations	12
	Risks of Being Required to Find Substantial Funding for Development of Mineral Projects	13
	Risks Arising from the Company’s Limited Experience with Development-stage Mining Operations	13
	Risks of Experiencing Hazards Associated with Mining, if Mining is Attained	13
	Risks Arising from the Company’s Exposure to Fluctuations in Mineral Prices	13
	Risk of Adverse Claims Against Title to the Company’s Mineral Interests	13
	Risks Arising from the Company’s Limited Capacities in the Face of Extensive Industry Competition	13
	Risks Arising from the Potential for Conflicts of Interest of the Company’s Directors	14
	Risks Arising from Environmental and Other Regulatory Requirements	14
	Lack of a History of, or Intention to Make, Dividend Payments	15
	Risks to U.S. Investors Arising from the Fact that the Company’s Officers and Directors Reside Outside the U.S., Raising the Risk of Potential Unenforceability of Civil Liabilities and Judgements	15
	Risks Inherent in the Fact that the Company’s Stock is subject to Penny Stock Rules	15
	Risks to U.S. Investors Should the Company not Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, such that the Company be Classified as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to the U.S. Stockholders, and Reduced Liquidity for the Stock	15

ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
	Belencillo Property, Panama	16
	Mt. Kare Property, Papua New Guinea	17
	Lewis Property, Nevada	17
B.	Business Overview	18
C.	Organizational Structure	18
D.	Property Plants and Equipment	19
	Lewis Property, Nevada	19
	Title	19
	Location, Access & Physiography	19
	Plant and Equipment	20
	Regional and Local Geology	20
	Mineralization	21
	Exploration History	21
	Exploration - Recent Results	25
	Mt. Kare Property, Papua New Guinea	26
	Belencillo Property, Panama	26

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	Operating Results	26
	Operations on the Lewis Property During Fiscal 2012	27
	Operations on the Lewis Property During Fiscal 2011	27
	Fiscal Year Ended October 31, 2012 Compared to Fiscal Year Ended October 31, 2011	27
	Comment on Capital Markets	28
	October 31, 2012 Compared to October 31, 2011	29
	October 31, 2011 Compared to November 1, 2010	29
	Outlook	30
B.	Research and Development, Patents and Licenses, etc.	30
C.	Trend Information	30
D.	Off-Balance Sheet Arrangements	30
E.	Tabular Disclosure of Contractual Obligations	30

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30
A.	Directors and Senior Management	30
B.	Compensation	31
	Option Grants in Last Fiscal Year	32
C.	Board Practices	32
D.	Employees	32
E.	Share Ownership	32

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33
A.	Major Shareholders	33
B.	Related Party Transactions	34
C.	Interests of Experts and Counsel	34

ITEM 8.	FINANCIAL INFORMATION	34
A.	Consolidated Statements and Other Financial Information	34
B.	Significant Changes	34

ITEM 9.	THE OFFER AND LISTING	34

A.	Offer and Listing Details	34
B.	Plan of Distribution	36
C.	Markets	36
D.	Selling Stockholders	36
E.	Dilution	36
F.	Expenses of the Issue	36

ITEM 10.	ADDITIONAL INFORMATION	36
A.	Share Capital	36
B.	Memorandum and Articles of Association	36
C.	Material Contracts	38
D.	Exchange Controls	39
E.	Taxation	41
	Material Canadian Federal Income Tax Consequences	41
	Dividends	41
	Capital Gains	41
	Material United States Federal Income Tax Consequences	42
	U.S. Holders	42
	Distributions on Common Shares of the Company	43
	Foreign Tax Credit	43
	Information Reporting and Backup Withholding	44
	Disposition of Common Shares of the Company	44
	Currency Exchange Gains or Losses	44
	Other Considerations	44
	Foreign Personal Holding Company	45
	Foreign Investment Company	45
	Passive Foreign Investment Company	45
	Controlled Foreign Corporation	46
F.	Dividends and Paying Agents	47
G.	Statements by Experts	47
H.	Documents on Display	47
I.	Subsidiary Information	47

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	47

PART II		47

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	47

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	47

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	47

ITEM 15.	CONTROLS AND PROCEDURES	48

ITEM 16.	[RESERVED]	49

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	49

ITEM 16B.	CODE OF ETHICS	49

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	49

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
Arsenopyrite	A tin-white or steel-gray orthorhombic mineral comprised of iron, arsenic and sulphur (FeAsS). It commonly occurs in crystalline rocks as disseminations and within veins, often associated with lead and silver veins. It is the principal ore of Arsenic.
Autochthonous	Rocks or materials which are presently located in their place of origin.
Bornite	A red-brown isometric mineral comprised of copper, iron and sulphur (Cu5FeS4). Bornite readily tarnishes to iridescent blue or purple, often referred to as “peacock ore”. It is an important Copper ore.
Calcareous	The term calcareous, when applied to a rock name, implies that as much as 50% of the rock is comprised of calcium carbonate (Ca CO3).
Chalcopyrite	A bright brass-yellow tetragonal mineral comprised of copper, iron and sulphur (CuFeS2). It commonly occurs as disseminations, veins and masses. It is the principal ore of Copper.
Chert	A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz. It displays a distinctive conchoidal fracture and occurs in a variety of colors. The term flint is synonymous.
Coeval	A term applying to items having the same age or date of origin.
Comagmatic	Igneous rocks displaying a common set of chemical and mineralogical features. As such, they are regarded as having derived from the same parent magma.
Conglomerate	A coarse grained, clastic sedimentary rock composed of rounded to sub-angular fragments larger than 2 millimetres in diameter, within a fine grained matrix of sand or silt. It is commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.
Diorite	A group of plutonic rocks intermediate in composition between acidic and basic.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks. Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.
Feasibility Study	A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and the information obtained and evaluations made in respect thereof.
Galena	A gray metallic mineral comprised of lead and sulphur (PbS). It is distinguished by its, perfect cubic cleavage, relative softness and heaviness. Galena occurs as disseminations, veins (often associated with silver) and occasionally masses. It is the principal ore of Lead.
Gangue	The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process. Gangue is not economically desirable material that is separated from the ore during the mine concentration process.
g/t	Grams per metric tonne.
Hydrothermal	Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.
Induced Polarization or IP	A geophysical survey technique that measured various electrical properties. This system introduces a strong electrical charge into the sub-surface and then measures its charging intensity and strength at various controlled stations over distance distribution.
Mineral Deposit or Mineralised Material	A mineralised body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.
Mineralization	A natural aggregate of one or more metallic minerals.
Ounces	Troy ounces.
RC/Reverse Circulation	A rapid type of drilling using a fluid/air to recover the drill cuttings from the rotary
Drilling	down-hole hammer bit. Similar to oil wells
Stratigraphy	The science of studying rock strata, concerning the characteristics and attributes of rock strata formation. This includes interpretation in terms of origin and geologic history. All classes of rocks, consolidated or unconsolidated, fall within the general scope of stratigraphy. It is also the arrangement of strata (layered rocks) relative to geographic position and chronological order of sequence.
Thrust Faults	A structural displacement (fault) displaying a dip angle of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upwards relative to the foot wall. Horizontal compression rather than vertical displacement is the characteristic feature.
Tonne	A metric ton (1,000 kilograms or 2,204 pounds).

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended October 31, 2012 and 2011, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The Company’s financial statements have been prepared in accordance with IFRS-IASB for the first time for the fiscal year ended October 31, 2012, together with comparative financial statements for the prior fiscal year also in accordance with IFRS-IASB. Pursuant to SEC Release 33-8567 this information is presented solely for these two years, and information based on US GAAP is not provided. The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended October 31, 2012 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS

		Year Ended October 31
		2012	2011

(a)	Total revenue[1]	$100,000	$0
(b)	Earnings (loss) before extraordinary items
	Total	($ 256,370)	($8,172,102)
	Per Share¹	($0.01)	($0.21)
(c)	Total assets	$ 449,343	$ 603,288
(d)	Total long-term debt	$0	$0
(e)	Capital stock	$68,673,644	$68,673,644
(f)	Total shareholder equity	$ 60,543	$ 321,248
(g)	Cash dividends declared per share	none	none
(h)	Net earnings (loss) for the year
	Total	($ 256,370)	($8,172,102)
	Per Share[2]	($0.01)	($0.21)

Note 1: Revenue in fiscal 2012 is non-recurring, arising from the sale of a mineral property interest for non-cash share proceeds.

Note 2: Per share amounts are not presented on a full-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On February 28, 2013, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.0285.

The following table sets out the high and low exchange rates for each of the last six months.

	2013	2012
	January	December	November	October	September	August
High for period	1.0078	0.9952	1.0028	1.0004	0.9902	1.0062
Low for period	0.9839	0.9841	0.9927	0.9763	0.9710	0.9863

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2012	2011	2010	2009	2008
Average for the period	1.0046	0.9868	1.0378	1.1697	1.0269

B.	Capitalization and Indebtedness

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

Risk of insolvency

At the fiscal year-end the Company had modest working capital of $43,391. Subsequently, working capital has diminished by outlays for the advance royalty payment set out in Note 16 to the Financial Statements and by normal course operating expenses such that at the date of this report the Company has a working capital deficiency. This deficiency is mitigated by the fact that, as set out in Note 8 to the Financial Statements, of current liabilities of $388,800 the amount of $321,210 is accrued and owing to related parties. These parties have informally agreed to not seek payment of their amounts due. On this basis, the Company is solvent and able to meet its other obligations as they become due.

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2012 under Canadian generally accepted accounting principles was $72,250,040. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.215 to a low of $0.04 in the period beginning November 1, 2010 and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

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

The Company presently has sufficient cash resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2011-2012 and 2010-2011, and subject to the matters set out above under the heading Risk of Insolvency. Further significant exploration programs, if adopted in the current or future years, will require additional financing in order to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Risk of adverse currency fluctuations

The Company maintains its accounts in Canadian dollars. The Company’s operations in Nevada expose it to the impact of fluctuations in the foreign exchange rate of the U.S. dollar against the Canadian dollar. In the most recent six months the cost to the Company of purchasing U.S. dollars has fluctuated significantly reflecting volatility in the USD/CAD foreign exchange rate. The Company does not at the present nor does it currently plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

Risks to U.S. investors arising from the fact that the Company's officers and directors reside outside the U.S., raising the risk of potential unenforceability of civil liabilities and judgments

The Company and its officers and all of its directors are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties. The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia). The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis. The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Nevada) Inc., Madison Enterprises (BVI) Inc., a British Virgin Islands corporation (“MBVI”) which, in turn, holds a 100 per cent interest in Madison Enterprises (PNG) Ltd. (“MPNG”), a Papua New Guinea corporation currently in liquidation and, therefore, no longer controlled by the Company, and Madison Enterprises (Latin American), S.A. (“MELA”) incorporated under the laws of the Republic of Panama which is currently inactive and expected to remain so. MPNG has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited (“Frontier”) and Oakland Limited (“Oakland”), both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited (“Matu”), a Papua New Guinea corporation. Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited (“Demil”) which is a Papua New Guinea corporation. See “Item 4 - Information on the Company - C. Organisational Structure” below. As of the date of this report, to the best of the Company’s knowledge and belief Frontier, Oakland, Matu and Demil are inactive and their assets, liabilities and contingent liabilities are immaterial and not of relevance to investors in, and users of the financial statements of, the Company. Furthermore, MPNG has been placed in liquidation pursuant to the laws of Papua New Guinea, and consequently the Company has ceased to control MPNG and its subsidiaries. At the date of the Company’s most recent year end and at the date of this annual report the Company is unable to estimate the amount of proceeds, if any, from the liquidation of MPNG. All the assets of MELA were sold in the fiscal year ended October 31, 2012 as set out in Notes 3 and 5 to the Financial Statements.

The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9. Its telephone number is 604-331-8772.

Belencillo Property, Panama

Through a series of transactions from 1993 to 1999, the Company acquired an eventual 31.12% interest in two exploration concessions known collectively as the Belencillo Property located in the Republic of Panama. It wrote off its cumulative resource property and deferred costs totalling $2,267,471 during the fiscal year ended October 31, 2001 and a further minor amount during the fiscal year ended October 31, 2008.

During the 2012 fiscal year, the Company sold its interest in the Belencillo Property to an arm’s length entity for common shares of that entity valued at $100,000. As the carrying value of the project had been fully written down, those proceeds were recognized as a gain on sale of the mineral concession. During the same fiscal year, those shares were liquidated for net cash proceeds of $67,763 and a loss on disposal of $32,237 was recognized.

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

Lewis Property, Nevada

By a series of agreements from 2002 to 2007 the Company holds a 60% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada. The remaining 40% interest is held by Golden Predator Corporation (“GPC”), a public company whose shares are listed for trading on the Toronto Stock Exchange.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of a predecessor owner. These royalties are subject to a purchase provision, initially US$4,000,000 in the year following the exercise of the purchase option in 2007. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$6,500,000. The advance royalty for the first five years has been paid by the Joint Venture in December 2007 through 2011 and the advance royalty for the sixth year has recently been paid, subsequent to the completion of the October 31, 2012 fiscal year. The amount of the payments in the two most recent fiscal years as determined pursuant to the escalation clause was US$73,160 in December 2011 and US$70,914 in December 2010 of which the Company’s 60% portion was US$43,896 and US$42,548 respectively.

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

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 28, 2013:

* While the Company owns 100% of Madison Enterprises (PNG) Limited (“MPNG”), as discussed above under “Mt. Kare Property, Papua New Guinea”, MPNG is in liquidation and accordingly the court-appointed liquidator controls MPNG, the Mt. Kare Property, and MPNG’s subsidiaries Frontier, Oakland and Matu.

* * This Panama subsidiary formerly held an interest in the Belencillo project which was sold in fiscal 2012.

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

From June 2002 to December 2007, the Phoenix Joint Venture fulfilled all their obligations to exercise the option and in December 2007 paid the specified purchase price of US$2,000,000 acquiring a 100% interest in the Lewis Property. The Lewis Property is subject to an advance minimum royalty of US$60,000 per year (subject to a defined annual escalation based on the consumer price index) commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals in favour of Lewis, now held by Allied Nevada Gold Corp. (parent company of Victory Exploration Inc. formerly Lewis). These royalties are subject to a purchase provision for US$4,000,000 in the first year following the exercise of the purchase option, after which the purchase price for the royalties increases by US$500,000 per annum on each December 27th, the anniversary of the date of exercise of the purchase option.

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

[The remainder of this page has been intentionally left blank. ]

Location Map
Reno
Lewis Property
Las Vegas
0 Miles 100
Nevada, USA
1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
N
Newmont
Newmont
Hider, White & Shiloh
Central Virgin
Trinity
Buena Vista South
Virgin
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Plumas Fault
Pp
Pap
Pb
Pj
Ch
Dsc
Dv
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

Exploration History (cont’d)

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

Forty-two holes totalling 26,290 feet (8,013 metres) were drilled as in-fill and step-out holes along a 2,000 foot (600 metres) strike length of the northwest trending Virgin Mineral trend. Hundred-foot (30 metres) in-fill holes have been completed along an 800 foot segment of the south central Virgin Zone. Step-out drilling extended the zone to the south and along strike to the north. Drilling confirmed excellent lateral and vertical continuity of both styles of mineralization: subvertical structural and subhorizontal stratagraphic controlled. In addition drilling has identified several new mineralized cross-structures. These cross-structures appear to localize higher grade mineralization at structural intersections.

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

No significant “on-the-ground” work was carried out in fiscal 2009 to 2012. During the 2009 to 2012 fiscal years, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, the Company expended some $44,000 in December 2011 as its portion of the advance royalty payment for 2011. Exclusive of the advance royalty, the Company expended approximately $37,000 on its 60 per cent portion of JV costs. Of the amounts expended, the majority was for land and legal costs, principally for claim maintenance and filing fees with government agencies. Readers should note that an additional approximate $45,000 has been paid by the company in December 2012 in respect of the advance royalty for 2012. This expenditure is indicative of the intention of the Company and its joint venture partner to continue with their tenure and development of the Lewis Project. The Company is reviewing data and considering options to move the property forward.

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

Belencillo Property, Panama

As set out in Item 4.A above under “Belencillo Property, Panama”, during the 2012 fiscal year the Company sold its interest in the Belencillo Property to an arm’s length entity for 1) 175,438 common shares of that entity valued at $100,000 and 2) a further 250,000 shares of that entity upon the project commencing commercial production. During the same fiscal year the 175,438 shares received as sale proceeds were liquidated for cash proceeds of $67,763 and a loss on disposal of $32,237 was recognized.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. During the fiscal years ended October 31, 2010, 2011 and 2012 the Company was primarily engaged in maintaining its tenure on of its Lewis Property in Nevada. The Company has no plans to contribute to the funding of any further exploration on the Mt. Kare Property in Papua New Guinea.

Operations on the Lewis Property during fiscal 2012

As at October 31, 2011, the Company had written off all carrying costs in respect of its 60% interest in the Lewis Property in Nevada. As set out in Note 5 to the Financial Statements, during the fiscal year ended October 31, 2012, the Company incurred, in respect of its 60%, option fees and acquisition and exploration expenditures of $81,010 on the project, comprised of an advance royalty payment of $44,410, assay and related storage costs of $7,435, contractor and geological staff costs of $11,939, and land, legal and insurance costs of $17,226, consisting principally of annual claim maintenance costs paid to government agencies. No direct exploration work was performed on the property in 2012. A series of impairment charges totaling $81,010 was recognized over the course of the 2012 fiscal year.

Operations on the Lewis Property during fiscal 2011

As at October 31, 2010, the Company had incurred, in respect of its 60% interest, $7,833,765 in option fees and for acquisition and exploration costs at the Lewis Property in Nevada. As set out in Note 5 to the Financial Statements, during the fiscal year ended October 31, 2011, the Company incurred, in respect of its 60%, option fees and acquisition and exploration expenditures of $100,211 on the project, comprised of an advance royalty payment of $41,169, assay and related storage costs of $7,263, and land, legal and insurance costs of $51,779, consisting principally of annual claim maintenance costs paid to government agencies. No direct exploration work was performed on the property in 2011. In accordance with the Company’s accounting policies, for accounting purposes the Company wrote off the entirety of its carrying costs in respect of the Lewis Property during the fiscal year ended October 31, 2011, in the amount of $7,933,976 resulting in a carrying value of nil thereafter. This decision was triggered principally by the fact that the joint venture had not conducted meaningful in-the-field exploration programs for the three years 2009, 2010 and 2011. Of the $7,933,976 written off, under U.S. generally accepted accounting principles the amount of $6,294,921 had been charged to income in prior years.

Fiscal Year Ended October 31, 2012 Compared to Fiscal Year Ended October 31, 2011

During the fiscal year ended October 31, 2012 the Company recorded a non-recurring gain on sale of its Belencillo mineral concession of $100,000, a related non-recurring loss on sale of securities received in that transaction of $32,237, a foreign exchange loss of $1,858, income from project management fees of $1,475 and interest earned of $5,102. During the fiscal year ended October 31, 2011 the Company recorded the very material write-off of its mineral property of $7,933,976, a foreign exchange loss of $4,006, income from project management fees of $672 and interest earned of $2,119.

The reduction in foreign exchange loss is attributable to holding net U.S. dollar denominated assets during a period when the exchange value of the U.S. dollar has, on balance, strengthened modestly against the Canadian dollar, with considerable month-to-month volatility. Project management fees were very modest, but increased proportional to eligible expenditures on the Lewis project. Interest income increased reflecting modestly larger cash balances available to invest.

Expenses for the fiscal year ended October 31, 2012 were $328,852, a 39% increase from $236,911 for the fiscal year ended October 31, 2011. The largest cost centre increase was in exploration costs, arising from the expensing quarter by quarter of exploration costs of the Lewis project representing ongoing impairment of carrying values; these costs had been capitalized in the 2011 fiscal year. Other increases occurred in tax filing costs, salaries, rent and audit and accounting costs, most of which are subject to considerable variances based on levels of corporate activity. The principal cost centre decrease was a reduction in legal costs – an inherently variable category.

Fiscal 2012 yielded, based on IFRS-IASB, a net loss for the year of $256,370 or $0.01 loss per share compared to net loss in fiscal 2011 of $8,172,102, or $0.21 loss per share. The overwhelming cause of the decreased loss was the absence of a major write-off of the Company’s accounting values in respect of the Lewis Project, which in fiscal 2011 comprised 97 per cent of the aggregate losses. The Company expects to continue in a net loss position for the fiscal year ending October 31, 2013 due to the nature of its operations as a development stage company.

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any producing mineral properties.

Readers of this report are directed to the risk factor “Risk of Insolvency” at page 11 above, wherein it is set out that: “At the fiscal year-end the Company had modest working capital of $43,391. Subsequently, working capital has diminished by outlays for the advance royalty payment set out in Note 16 to the Financial Statements and by normal course operating expenses such that at the date of this report the Company has a working capital deficiency. This deficiency is mitigated by the fact that, as set out in Note 8 to the Financial Statements, of current liabilities of $388,800 the amount of $321,210 is accrued and owing to related parties. These parties have informally agreed to not seek payment of their amounts due. On this basis, the Company is solvent and able to meet its other obligations as they become due.”

Comment on Capital Markets

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, significant doubt could arise about the ability of the Company to continue as a going concern. Over the past 12 months the capital markets for the raising of equity for companies such as Madison have become difficult, with some observers of the opinion that these capital markets are as unreceptive as at any time in the past 30 years or more.

The Company’s most recent capital raisings occurred in March and April 2011, as set out in the Consolidated Statements of Changes in Shareholders’ Equity, when we completed two private placement financings for gross and net proceeds of $395,000, augmenting our cash and working capital resources. These resources were further augmented in fiscal 2012 by the net cash proceeds of $67,763 realized on the liquidation of the share consideration received for the Belencillo property sale, as set out in Note 3 to the Financial Statements.

In the near term, the Company plans to continue its exploration activities on its currently held properties. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. The amounts likely to be expended on the Lewis Gold Project for 2013 are expected to be at a similar modest level as in 2012, reflecting the Company’s current cash resources. The Company will remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on its cash, and upon the continuing willingness of certain related party creditors to defer payment of amounts accrued as payable to them, the Company does not expect to require additional financing for its currently active projects during the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year. The Company has a non-capital commitment for the lease of rental office space as set out in Note 10 to the 2012 Financial Statements. Currently, all of these lease payments are being met by a related company as also set out therein. That entity is well funded.

At October 31, 2012, the Company had working capital of $43,391 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the current fiscal year in progress. This belief is dependent on the expectation that certain related party creditors will continue to defer payment of amounts accrued as payable to them. This working capital position compares to working capital of $291,154 at October 31, 2011. Clearly the Company has drawn down its working capital significantly in the 2012 fiscal year recently completed. If the Company is to advance or develop its mineral properties further, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, significant doubt could arise about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its endeavours to source additional equity capital and of its exploration programs on its mineral exploration properties.

October 31, 2012 Compared to October 31, 2011

At October 31, 2012, the Company's current assets totalled $432,191 compared to $573,194 at October 31, 2011. The decrease is attributable principally to the drawdowns in cash set out in the Consolidated Statements of Cash Flows and to a reduction in receivables on the receipt of commodity tax refunds. During the fiscal year, total liabilities increased to $388,800 from $282,040. The principal component of this increase was an accrual of unpaid executive management salaries to a senior officer and of unpaid professional fees to a professional firm controlled by a director. As a result of these factors, the Company had working capital of $43,391 at October 31, 2012 compared to $291,154 at October 31, 2011. The Company had no long-term debt at either October 31, 2012 or October 31, 2011.

At October 31, 2012, the Company had total assets of $449,343 compared to $603,288 at October 31, 2011. This decrease is principally attributable to net losses of $256,370 offset in part by the increase in accounts payable and accrued liabilities described in the preceding paragraph.

Share capital as at October 31, 2012 was $68,673,644, unchanged from the prior year.

The Company's largest cash outflows in the fiscal year ended October 31, 2012 were to fund its operating activities in the amount of $128,328. The largest cash inflow was the net proceeds on the sale of the shares received as consideration for the sale of the Belencillo property interest – which is of a non-recurring nature. For the prior year ended October 31, 2011 expenditures on projects, virtually entirely on the Lewis project, were $107,561 and to fund operating activities were $129,940 – virtually the same as in fiscal 2012.

October 31, 2011 Compared to November 1, 2010

At October 31, 2011, the Company's current assets totalled $573,194 compared to $405,451 at November 1, 2010. The increase is attributable principally to the two private placement financings carried out in March and April 2011 as set out in the Consolidated Statements of Changes in Shareholders’ Equity, and to drawdowns in the Company’s cash position from operating activities and from investing activities as set out in the Statement of Cash Flows. During the fiscal year, total liabilities increased to $282,040 from $180,235. The principal component of this increase was an accrual of unpaid executive management salaries to a senior officer and of unpaid professional fees to a professional firm controlled by a director. As a result of these factors, the Company had working capital of $291,154 at October 31, 2011 compared to $225,216 at October 31, 2010. The Company had no long-term debt at either October 31, 2011 or October 31, 2010.

At October 31, 2011, the Company had total assets of $603,288 compared to $8,287,255 at October 31, 2010. This decrease is principally attributable to the writedown of the carrying costs of the Lewis Project set out in the Statement of Loss and Comprehensive Loss and the expenditures on the Lewis Project set out in Note 5.

Share capital as at October 31, 2010 was $68,673,644, an increase of $395,000 from the prior year arising from the private placement financings set out in the Consolidated Statements of Changes in Shareholders’ Equity.

The Company's largest cash outflows in the fiscal year ended October 31, 2011 were to fund its operating activities in the amount of $129,940 and expenditures on the Lewis Property, Nevada of $107,561.

Outlook

For the remainder of the fiscal year currently in progress and ending October 31, 2013, the Company’s activities are likely to be limited, to conform to funds available. The technical focus will continue to be the Lewis Property. Based on existing cash, and subject to the continuing willingness of certain related party creditors to defer payment of amounts accrued as payable to them, the Company does not expect to require additional financing during the current 2012 fiscal year. The Company has no material commitments for capital expenditures for the 2012 fiscal year. In December 2012 the joint venture made the advance royalty payment due at that time for the year 2013 on the Lewis project in the amount of US$75,492 of which the Company’s 60% share was US$45,295. It is the current plan of the joint venture to make a similar advance royalty payment in December 2013.

B.	Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

C.	Trend Information

Readers of this report are referred to the disclosure on page 28 above in “Comment on Capital Markets” for a discussion of current difficult conditions in the capital markets.

D.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

E.	Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 35 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 30 years. Mr. Brown is 65 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008. She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson is 61 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company. She is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is 63 years old and is the spouse of Mr. Idziszek.

Chet Idziszek

Mr. Idziszek is President and CEO and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and “Prospector of the Year” in 1994. He has also been recognized for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold-molybdenum deposits in Panama. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005 his principal focus has been Oromin Explorations Ltd. and its joint venture on the OJVG Gold Project in eastern Sénégal. This project reached the positive feasibility stage in 2010 and subsequently to date has established 3.78 million ounces of gold in indicated resources and 0.96 million ounces in inferred resources with ongoing and widespread scope for expansion. Mr. Idziszek is 65 years old and is the spouse of Ms. Dragovan.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an M.B.A. from the University of Toronto. Mr. Sibthorpe worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996 and was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant and executive of mining exploration companies. Mr. Sibthorpe is 64 years old.

James G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer both in private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 54 years old.

B.	Compensation

During the fiscal year ended October 31, 2012, the Company paid or accrued $73,440 by way of salary for management duties carried out by director and CEO Mr. Idziszek, accrued $12,000 by way of directors’ fees to Ms. Danielson and Mr. Sibthorpe as to $6,000 each, accrued $14,350 for legal fees to a law practice controlled by director James G. Stewart, and paid $10,000 for management duties carried out as Chief Financial Officer by Mr. Brown. There were no incentive stock options granted to or exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2012 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws. The amount of $61,200 of the salary amount for the CEO and the entire $14,350 in respect of legal fees were accrued during the year rather than paid in cash, and are in accounts payable at the year end date and at the date of this annual report. An additional $144,910 for salary to Mr. Idziszek and $78,750 for professional fees to Mr. Stewart in respect of prior fiscal years is also accrued and in accounts payable at the year end date.

Option Grants in Last Fiscal Year

There were no stock options granted to the Company’s officers or directors during the fiscal year ended October 31, 2012.

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

During the fiscal year ended October 31, 2012, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal years ended October 31, 2011 and 2010, the Company had the same eight employees, engaged in the same roles. Mineral exploration work was carried out by contract staff. None of the Company’s employees were casual or temporary employees.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	February 13, 2013	February 13, 2013	Ownership¹	Price	Expiry Date
Ian Brown	Nil	50,000	0.61%	$0.25	April 14, 2013
Vivian Danielson	15,000	125,000	0.34%	$0.25	April 14, 2013
Nell Dragovan	1,388,718	290,000	4.19%	$0.15	March 28, 2013
		50,000		$0.25	April 14, 2013
Chet Idziszek	1,522,928	300,000	4.66%	$0.15	March 28, 2013
		100,000		$0.25	April 14, 2013

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	February 13, 2013	February 13, 2013	Ownership¹	Price	Expiry Date
Robert Sibthorpe	175,000	175,000	0.97%	$0.15	March 28, 2013
		50,000		$0.25	April 14, 2013
J.G. Stewart	568,929	290,000	2.20%	$0.15	March 28, 2013
		50,000		$0.25	April 14, 2013
Total:	3,670,575	1,480,000	12.97%

1.      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 13, 2013, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 40,906,727 Common Shares outstanding as of February 13, 2013.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, stock options entitling the purchase of up to 750,000 shares had been granted to directors, officers and employees of the Company and a further 3,340,673 shares are reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As at October 31, 2012 and February 13, 2013 Pinetree Capital Ltd. (“Pinetree”) held 5,250,000 or 12.83% of the Company’s common shares. At October 31, 2011 Pinetree held 5,250,000 or 12.83% of the Company’s common shares. At October 31, 2010 Pinetree held 4,233,000 or 11.32% of the Company’s common shares. Pinetree’s interest increased in the fiscal year ended October 31, 2011 principally through its subscription for 1,000,000 common share units in a private placement financing which closed April 18, 2011.

Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at February 13, 2013 there were 40,906,727 common shares of the Company issued and outstanding. At such date there were 194 registered holders of the Company’s common shares resident in the United States, holding an aggregate 3,371,056 common shares, including 2,948,716 shares held by Cede & Co. This number represents approximately 8.24% of the total issued and outstanding common shares of the Company as at February 13, 2013. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company’s common shares resident in the United States as at February 13, 2013 there were 1,196 beneficial holders, holding an aggregate 8,270,233 common shares. This number represents approximately 20.22% of the total issued and outstanding common shares of the Company as at February 13, 2013. Including the 2,948,716 shares held by Cede & Co. the total number of registered and beneficial holders of the Company’s common shares resident in the United States, therefore, is 1,390 holders, holding an aggregate 11,641,289 common shares. This number represents approximately 28.46% of the total issued and outstanding common shares of the Company as at February 13, 2013.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2012, or proposed material transactions between the Company or any of its subsidiaries and:

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

C.	Interests of Experts and Counsel

B.	Significant Changes

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the Consolidated Financial Statements for the Company for the Fiscal Year ended October 31, 2012 which contain an Independent Auditor’s Report dated February 26, 2013, Consolidated Statements of Financial Position as at October 31, 2012 and 2011 and November 1, 2010, Consolidated Statements of Loss and Comprehensive Loss for the Fiscal Years Ended October 31, 2012 and 2011, Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended October 31, 2012 and 2011, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2012 and 2011, and Notes to the Consolidated Financial Statements.

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

	High	Low
Fiscal Year 2012-2013
January 2013	$0.050	$0.040
December 2012	$0.060	$0.045
November	$0.060	$0.040
October	$0.060	$0.035

	High	Low
September	$0.065	$0.045
August	$0.075	$0.045
First Quarter to January 31, 2013	$0.060	$0.040
2012	$0.140	$0.035
Fourth Quarter	$0.075	$0.035
Third Quarter	$0.115	$0.060
Second Quarter	$0.140	$0.085
First Quarter	$0.110	$0.060
2011	$0.220	$0.065
Fourth Quarter	$0.110	$0.065
Third Quarter	$0.150	$0.085
Second Quarter	$0.220	$0.120
First Quarter	$0.215	$0.120
2010	$0.205	$0.075
2009	$0.190	$0.055
2008	$0.415	$0.055

The closing price of the Company's common shares on the TSX Venture Exchange on February 28, 2013 was $0.05.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCBB”) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2012-2013
January 2013	US$0.0600	US$0.0400
December 2012	US$0.0700	US$0.0400
November	US$0.0600	US$0.0300
October	US$0.0600	US$0.0500
September	US$0.0700	US$0.0500
August	US$0.0800	US$0.0600
First Quarter to January 31, 2013	US$0.0700	US$0.0300
2012	US$0.1300	US$0.0500
Fourth Quarter	US$0.0600	US$0.0500
Third Quarter	US$0.0800	US$0.0500
Second Quarter	US$0.1300	US$0.0800
First Quarter	US$0.1100	US$0.0500
2011	US$0.2090	US$0.0550
Fourth Quarter	US$0.1230	US$0.0550
Third Quarter	US$0.1600	US$0.0813
Second Quarter	US$0.1904	US$0.1152
First Quarter	US$0.2090	US$0.1188
2010	US$0.2000	US$0.0610
2009	US$0.2280	US$0.0260
2008	US$0.6261	US$0.0600

The latest closing price of the Company's common shares on the OTCBB on February 28, 2013 was US$0.05.

B.	Plan of Distribution

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

At the end of the period covered by this report, the fiscal year ended October 31, 2012, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.

Management’s Report on Internal Control over Financial Reporting (“ICFR”)

Management is responsible to the Board of Directors for the preparation of financial statements of the Company. These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), and necessarily include some amounts based on estimates and judgments.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at October 31, 2012, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

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

The Company has determined that Robert Sibthorpe qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Company’s Code of Ethics is available at the Company’s website at www.madisonminerals.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2012 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$40,800	89%
Audit-related fees	-	-
Tax fees	$5,000	11%
All other fees	-	-
Total fees	$45,800	100%

These amounts related to work done for the fiscal year ended October 31, 2011.

The aggregate fees billed in the fiscal year ended October 31, 2011 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$42,500	89%
Audit-related fees	-	-

Tax fees	$5,000	11%
All other fees	-	-
Total fees	$47,500	100%

These amounts related to work done for the fiscal year ended October 31, 2010.

The Company has made an accrual of $33,000 for combined audit fees and tax fees for the fiscal year ended October 31, 2012.

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	- Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.
Audit-related fees	- Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.
Tax fees	- Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	- Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2012, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2012, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 11 of this Annual Report.

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984

*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

*1.D.	Articles of the Company

*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company

*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL

*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.

*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.

*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited

*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093

*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company

Exhibit Number	Description of Document	Page No.

*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL

*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC

*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC

*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)

*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008

*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008

*5.A.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)

6.A.	Option Termination Agreement – The Belencillo Concession, dated March 1, 2012	E-548

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 28th day of February, 2013

MADISON MINERALS INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984

*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992

*1.D.	Articles of the Company

*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company

*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL

*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.

*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.

*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited

*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093

*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited

*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company

*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL

*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC

*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC

*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

Exhibit Number	Description of Document	Page No.

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.

*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)

*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008

*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008

*5.A.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)

6.A.	Option Termination Agreement – The Belencillo Concession, dated March 1, 2012	E-548

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Madison Minerals Inc.

Consolidated Financial Statements

October 31, 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Madison Minerals Inc.

We have audited the accompanying consolidated financial statements of Madison Minerals Inc., which comprise the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2012 and October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Madison Minerals Inc. as at October 31, 2012, October 31, 2011 and November 1, 2010 and its financial performance and its cash flows for the years ended October 31, 2012 and October 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Madison Minerals Inc. will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has no current source of revenue. These conditions, along with other matters as set forth in Note 1, indicate substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 26, 2013

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,	November 1,
	2012	2011	2010
		(Note 15)	(Note 15)
ASSETS

Current Assets
Cash	$403,852	$472,945	$307,056
Marketable securities (Note 3)	7,225	11,560	20,230
Receivables from joint venture partner (Note 5)	10,708	2,180	5,567
Receivables	6,549	77,027	63,116
Deposits and prepaid expenses	3,857	9,482	9,482

Total current assets	432,191	573,194	405,451

Non-Current Assets
Property and equipment (Note 4)	7,869	20,811	33,753
Reclamation deposits	9,283	9,283	14,286
Exploration and evaluation assets (Note 5)	-	-	7,833,765

Total non-current assets	17,152	30,094	7,881,804

Total Assets	$449,343	$603,288	$8,287,255

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 6)	$388,800	$282,040	$180,235

Shareholders’ Equity
Share capital (Note 7)	68,673,644	68,673,644	68,278,644
Reserves	3,636,939	3,641,274	3,649,944
Deficit	(72,250,040)	(71,993,670)	(63,821,568)

Total shareholders’ equity	60,543	321,248	8,107,020

Total Liabilities and Shareholders’ Equity	$449,343	$603,288	$8,287,255

Nature and continuance of operations (Note 1)
Commitments (Note 10)
Subsequent event (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on February 26, 2013

“Chet Idziszek”	“Nell Dragovan”

Director	Director	F-4

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011
		(Note 15)
EXPENSES
Accounting and audit	$54,625	$46,983
Amortization (Note 4)	12,942	12,942
Exploration expenditures (Note 5)	81,010	18,554
Filing fees	11,647	15,287
Insurance	8,285	7,500
Legal fees	20,249	34,990
Office and rent	12,490	2,083
Investor relations	1,445	1,865
Salaries and benefits	95,465	84,949
Tax filing fees	19,655	-
Transfer agent fees	11,039	11,758

	(328,852)	(236,911)
OTHER INCOME (EXPENSES)
Foreign exchange loss	(1,858)	(4,006)
Gain on sale of mineral concession (Note 5)	100,000	-
Interest earned	5,102	2,119
Loss on sale of marketable securities (Note 3)	(32,237)	-
Project management fees	1,475	672
Write-down of exploration and evaluation assets (Note 5)	-	(7,933,976)

	72,482	(7,935,191)

Loss for the year	(256,370)	(8,172,102)

Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 3)	(4,335)	(8,670)

Total comprehensive loss for the year	$(260,705)	$(8,180,772)

Basic and diluted loss per common share	$(0.01)	$(0.21)

Weighted average number of common shares outstanding	40,906,727	39,487,549

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves			Total share-
	Number of		Share-based	Investment		holders’
	shares	Amount	payments	revaluation	Deficit	equity
Balance at November 1, 2010 (Note 15)	37,406,727	$68,278,644	$3,658,614	$(8,670)	$(63,821,568)	$8,107,020
Shares issued on prospectus offering	3,500,000	395,000	-	-	-	395,000
Total comprehensive loss for the year	-	-	-	(8,670)	(8,172,102)	(8,180,772)

Balance at October 31, 2011 (Note 15)	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248

Balance at October 31, 2011 (Note 15)	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248
Total comprehensive loss for the year	-	-	-	(4,335)	(256,370)	(260,705)

Balance at October 31, 2012	40,906,727	$68,673,644	$3,658,614	$(21,675)	$(72,250,040)	$60,543

The accompanying notes are an integral part of these consolidated financial statements

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011
		(Note 15)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(256,370)	$(8,172,102)
Items not affecting cash:
Amortization	12,942	12,942
Gain on sale of mineral concession	(100,000)	-
Loss on sale of marketable securities	32,237	-
Write-down of exploration and evaluation assets	-	7,933,976

Changes in non-cash working capital items:
Receivables	70,478	(13,911)
Deposits and prepaid expenses	5,625	-
Trade and other payables	106,760	109,155

Net cash used in operating activities	(128,328)	(129,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities (Note 3)	67,763	-
Expenditures on exploration and evaluation assets	-	(107,561)
Reclamation deposits	-	5,003

Net cash provided by (used in) investing activities	67,763	(102,558)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	-	395,000
Receivables from joint venture partner	(8,528)	3,387

Net cash provided by (used in) financing activities	(8,528)	398,387

Change in cash	(69,093)	165,889

Cash, beginning of year	472,945	307,056

Cash, end of year	$403,852	$472,945

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Madison Minerals Inc. (the “Company”) was incorporated under the provisions of the Company Act of British Columbia and is in the process of exploring its exploration and evaluation assets and has not determined whether these assets contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The address of the Company’s corporate office and principal place of business is Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

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

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeed in raising, additional equity capital it intends to restrict its cash operating costs and investment in exploration and evaluation assets to a low level, conforming to funds available.

As at October 31	2012	2011

Working Capital	$43,391	$291,154
Deficit	$(72,250,040)	$(71,993,670)

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance and conversion to International Financing Reporting Standards

The consolidated financial statements have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 15 discloses the impact of the transition to IFRS on the Company’s statements of financial position, statements of loss and comprehensive loss and statements of cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended October 31, 2011.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial assets or financial liabilities at fair value through profit and loss and available–for-sale financial assets, which are measured at fair value, as explained in the accounting policies note set out below. The comparative figures presented in the consolidated financial statements are in accordance with IFRS.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of the date the statements were issued.

The accounting policies set out below have been applied consistently to all years presented, including the opening statement of financial position at November 1, 2010, for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries.

C.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Madison Enterprises (Nevada) Inc. incorporated in the State of Nevada, USA and Madison Enterprises (BVI) Ltd. incorporated in the British Virgin Islands. All significant inter-company transactions and balances have been eliminated upon consolidation.

D.	Functional currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

E.	Financial assets and liabilities

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, available for sale financial assets, financial liabilities at fair value through profit or loss, and other financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss (“FVTPL”)

The Company’s financial assets at FVTPL comprise cash. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in the consolidated statement of loss and comprehensive loss when incurred. FVTPL are measured at fair value, and changes are recognized in the consolidated statement of loss and comprehensive loss.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income or loss and presented in the investment revaluation reserve in shareholders’ equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investment revaluation reserve is included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise receivables from joint venture partner and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Financial liabilities at fair value through profit or loss

This category comprises of derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statement of financial position at fair value with the changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Other financial liabilities at amortized cost

The Company’s trade and other payables are classified as other financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Impairment of financial instruments

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

Impairment of financial instruments (continued)

With the exception of available-for-sale financial assets, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale financial assets, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in shareholders’ equity.

The Company does not have any derivative financial instruments.

F.	Exploration and evaluation assets

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

  the rights to tenure of the area of interest are current; and

  at least one of the following conditions is also met:

  the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or

  exploration and evaluation activities in the area of interest have not, at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mine development and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations.

The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

G.	Property and equipment

Property and equipment (“PE”) are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of PE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.	Property and equipment (continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred.

Amortization is calculated at the following rates:

Leasehold improvements	Straight line over life of lease
Furniture and fixtures	Straight line over five years
Computer equipment	Straight line over five years
Office equipment	Straight line over five years

An item of PE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

H.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation; as a result of exploration, development, or production activities undertaken; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

I.	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I.	Impairment (continued)

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, each resource property is considered a cash-generating unit and assets are allocated to each cash-generating unit to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

J.	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and each tranche is recognized on a straight-line basis over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Fair value of the equity instruments issued is determined using the Black-Scholes option pricing model. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. The Company estimates the number of equity instruments that are expected to vest and then, at each reporting date, makes adjustments to the actual number that vest unless forfeitures are due to market-based conditions.

K.	Income taxes

Income tax expenses comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in shareholders’ equity or in other comprehensive income or loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax is accounted for using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor investments in subsidiaries, associates and interests in joint ventures to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and expected date of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available against which the asset can be utilized.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

L.	Loss per common share

Basic loss per common share is computed by dividing the net loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted loss per common share is computed by dividing the net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

M.	Segment Reporting

The Company has one operating segment being the exploration of exploration and evaluation assets located in the United States (Note 5). The Company’s property and equipment are all currently located in Canada (Note 4).

N.	Use of Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Exploration and evaluation expenditures and impairment

The application of the Company`s accounting policy for exploration and evaluation expenditures and impairment of the capitalized expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of the expenditures is unlikely, the amount capitalized is written off in profit or loss in the year the new information becomes available.

Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company`s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome for these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

N.	Use of Judgments (continued)

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized. This is deemed to be the case when there is sufficient taxable temporary difference relating to the same taxation authority and the same taxable entity which are expected to reverse in the same year as the expected reversal of the deductible temporary difference, or in years into which a tax loss arising from the deferred tax asset can be carried back or forward. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

O.	Estimates

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the consolidated financial statements:

Determination of share-based payments:

The assumptions used in determining the fair value of share options granted include judgments in respect of length of service together with share price volatility, dividend, interest yields and exercise patterns. Also, the Company estimates the fair value using the Black-Scholes option pricing model but recognizes that other valuation models could provide differing results. Management believes that the current model provides a fair valuation measure.

P.	New Standards Not Yet Adopted

  IAS 1, Presentation of Financial Statements – The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied).
  IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

P.	New Standards Not Yet Adopted (continued)

  IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases.
  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”) whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party in that it has a number of directors in common with the Company. During the year ended October 31, 2012, the Company recognized a comprehensive loss of $4,335 for Lund.

Marketable	Number of	Fair value per	Fair value end	Fair value per	Fair value
security	shares	share end of	of year	share beginning	beginning of
		year		of year	year

Lund	289,000	$0.025	$7,225	$0.04	$11,560

In March 2012, Company acquired 175,438 shares in Petaquilla Mineral Ltd. (“Petaquilla”) which is listed on the TSX Stock Exchange. Petaquilla is an arm’s length company whose shares were acquired as consideration for the sale of certain mineral concessions to Petaquilla (Note 5). During the year ended October 31, 2012, the Company sold all its shares in Petaquilla for total proceeds of $67,763 and recognized a total net loss of $32,237.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares are no longer listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009.

4.	PROPERTY AND EQUIPMENT

	Leasehold	Furniture and	Computer	Office
	improvements	fixtures	equipment	equipment	Total

Cost
Balance at November 1, 2010	$52,185	$8,613	$2,289	$1,622	$64,709
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at October 31, 2011	52,185	8,613	2,289	1,622	64,709
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at October 31, 2012	$52,185	$8,613	$2,289	$1,622	$64,709

Accumulated Amortization
Balance at November 1, 2010	$24,909	$4,157	$1,106	$784	$30,956
Amortization	10,437	1,723	458	324	12,942
Disposals	-	-	-	-	-
Balance at October 31, 2011	35,346	5,880	1,564	1,108	43,898
Amortization	10,434	1,724	460	324	12,942
Disposals	-	-	-	-	-
Balance at October 31, 2012	$45,780	$7,604	$2,024	$1,432	$56,840

Net Book Value
November 1, 2010	$27,276	$4,456	$1,183	$838	$33,753
October 31, 2011	$16,839	$2,733	$725	$514	$20,811
October 31, 2012	$6,405	$1,009	$265	$190	$7,869

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Balance, November 1, 2010	$7,833,765

Advance royalty	41,169
Assays and storage	7,263
Land, legal and insurance	51,779

Total additions in the year	100,211

7,933,976

Write-down of exploration and evaluation assets	(7,933,976)

Balance, October 31, 2011	-

Advance royalty	44,410
Assays and storage	7,435
Contractors and geological staff	11,939
Land, legal and insurance	17,226

Total additions in the year	81,010

Reclassified as exploration expenditures	(81,010)

Balance, October 31, 2012	$-

Lewis Property, Nevada

The Company and Golden Predator Corp. (“Predator”) (formerly Great American Minerals, Inc.) entered into an exploration and option to purchase agreement with Victory Exploration Inc. dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County, Nevada. Predator is a publicly traded company trading on the Toronto Stock Exchange.

The Company and Predator also entered into a joint venture letter agreement dated May 23, 2002 whereby the Company acquired a 60% interest in the Lewis Agreement and the Company and Predator elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

On March 29, 2006, the Company and Predator entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”). Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from Predator as well as charging a project management fee to offset certain administrative expenses.

On December 27, 2007 the parties to the Venture exercised their option to purchase the Lewis Property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60 percent and recorded as acquisition costs of $1,206,720 and advance royalty cost of $36,202, and by Predator as to 40 percent.

As at October 31, 2012, Predator owed $10,708 (October 31, 2011 – $2,180) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

Lewis Property, Nevada (continued)

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing in 2007 on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise in December 2007 of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. The circumstances giving rise to the impairment continue into fiscal 2012, and consequently the Company continues charging ongoing exploration and related costs to its consolidated statement of comprehensive loss, classified as exploration expenditures.

Belencillo Mineral Concession, Republic of Panama

In March 2012 the Company sold its 31.12% interest in the Belencillo mineral concession in the Republic of Panama to Petaquilla Minerals Ltd. ("Petaquilla"), an arm's length corporation whose shares are listed and trade on the Toronto Stock Exchange (the "Exchange"), in consideration of: a) shares of Petaquilla with a value of $100,000 issuable upon regulatory approval; and b) a further 250,000 shares of Petaquilla issuable upon the commencement of commercial production on the subject concession. On March 8, 2012 the Company received 175,438 shares of Petaquilla in satisfaction of the first tranche of shares to be issued (Note 3). The Company had in prior fiscal years written off all carrying costs in respect of this project. Accordingly, the Company recorded a gain on sale of $100,000.

6.	TRADE AND OTHER PAYABLES

	October 31,	October 31,	November 1,
	2012	2011	2010
Accounts payable	$117,689	$79,130	$50,185
Accrued payables	271,111	202,910	130,050
Trade and other payables	$388,800	$282,040	$180,235

As set out in Note 8, accounts payable or accrued payable balances to related parties comprise $321,210 (2011 –$233,660) of the preceding totals, and at November 1, 2010 comprised $69,300.

7.	SHARE CAPITAL

(a)	Authorized:

As at October 31, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 40,906,727 (October 31, 2011 – 40,906,727)

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL (CONTINUED)

(c)	Financing:

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

(d)	Shareholder rights plan:

The Company has in place a shareholder rights plan (the “Plan”) creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid”. The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the Board of Directors. The Plan, originally adopted with a ten-year term during 1998, was renewed in March 2008 with a further ten-year term expiring March 5, 2018.

(e)	Stock options:

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the Options Plan. Under the Options Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Options Plan will have a term not to exceed five years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at November 1, 2010	2,637,616	$0.83
Granted	-	-
Exercised	-	-
Expired or cancelled	(1,687,616)	1.10
Outstanding at October 31, 2011	950,000	$0.36
Granted	-	-
Exercised	-	-
Expired or cancelled	(200,000)	0.77
Outstanding and exercisable at October 31, 2012	750,000	$0.25

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL (CONTINUED)

(e)	Stock options: (continued)

As at October 31, 2012, the following stock options were outstanding and exercisable:

Number of Options	Exercise Price	Remaining Contractual Life	Expiry Date
		(Years)

750,000	$0.25	0.45	April 14, 2013

(f)	Share compensation plan:

The Company has a plan whereby the Board of Directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

(g)	Warrants:

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at November 1, 2010	984,833	$0.25
Issued	3,500,000	0.15
Exercised	-	-
Expired	(984,833)	0.25
Outstanding at October 31, 2011	3,500,000	$0.15
Issued	-	-
Exercised	-	-
Expired	-	-
Outstanding and exercisable at October 31, 2012	3,500,000	$0.15

As at October 31, 2012, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

2,500,000	$0.15	March 28, 2013
1,000,000	0.16	April 14, 2013

3,500,000

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with key management personnel, consisting of senior officers, directors and a professional services firm controlled by a director:

	Year ended October 31, 2012	Year ended October 31, 2011

Directors’ fees	$12,000	$12,000
Legal fees	14,350	30,100
Salaries and benefits	83,440	72,860
	$109,790	$114,960

Directors’ fees, legal fees, salaries and benefits, and share-based payments have been expensed to operations, recorded as share issue costs or capitalized to exploration and evaluation assets, based on the nature of the expenditure.

Included in trade and other payables at October 31, 2012 is $321,210 (October 31, 2011 - $233,660) due to directors and to a professional services firm controlled by a director of the Company.

9.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of exploration and evaluation assets located in the United States (Note 5). The Company’s property and equipment are all currently located in Canada (Note 4).

10.	COMMITMENTS

(a)

The Company is committed to make annual lease payments for the rental of office space as follows, for a lease term terminating May 31, 2013. These commitments are shared with a second company, related by having certain directors in common:

Fiscal	Amount

2013	$140,862	For seven months to end of lease

(a)	To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in Note 5.

The Company has no contingencies.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, marketable securities, receivables from joint venture partner, receivables, and trade and other payables.

(a)	Financial assets and liabilities by category

At October 31, 2012	FVTPL	Available-for-	Loans and	Other financial	Total
		sale	receivables	liabilities
Financial assets
Cash	$403,852	$-	$-	$-	$403,852
Marketable securities	-	7,225	-	-	7,225
Receivables from joint venture partner	-	-	10,708	-	10,708
Receivables	-	-	6,549	-	6,549
Total financial assets	$403,852	$7,225	$17,257	$-	$428,334

Financial liabilities
Trade and other payables	$-	$-	$-	$388,800	$388,800

At October 31, 2011	FVTPL	Available-for-	Loans and	Other financial	Total
		sale	receivables	liabilities
Financial assets
Cash	$472,945	$-	$-	$-	$472,945
Marketable securities	-	11,560	-	-	11,560
Receivables from joint venture partner	-	-	2,180	-	2,180
Receivables	-	-	77,027	-	77,027
Total financial assets	$472,945	$11,560	$79,207	$-	$563,712

Financial liabilities
Trade and other payables	$-	$-	$-	$282,040	$282,040

At November 1, 2010	FVTPL	Available-for-	Loans and	Other financial	Total
		sale	receivables	liabilities
Financial assets
Cash	$307,056	$-	$-	$-	$307,056
Marketable securities	-	20,230	-	-	20,230
Receivables from joint venture partner	-	-	5,567	-	5,567
Receivables	-	-	63,116	-	63,116
Total financial assets	$307,056	$20,230	$68,683	$-	$395,969

Financial liabilities
Trade and other payables	$-	$-	$-	$180,235	$180,235

(b)	Fair value of financial instruments

The carrying values of receivables from joint venture partners, receivables, and trade and other payables approximate their fair values due to their relatively short maturity.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value hierarchy

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at October 31, 2012, October 31, 2011 and November 1, 2010:

At October 31, 2012	Level 1	Level 2	Level 3	Total

Cash	$403,852	$-	$-	$403,852
Marketable securities	$7,225	$-	$-	$7,225

At October 31, 2011	Level 1	Level 2	Level 3	Total

Cash	$472,945	$-	$-	$472,945
Marketable securities	$11,560	$-	$-	$11,560

At November 1, 2010	Level 1	Level 2	Level 3	Total

Cash	$307,056	$-	$-	$307,056
Marketable securities	$20,230	$-	$-	$20,230

12.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, interest rate risk and credit risk. The Company’s objective with respect to financial risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial risks are mitigated to acceptable levels.

(a)	Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD), however, at October 31, 2012 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

12.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At October 31, 2012 the Company held cash resources of $403,852 and had trade and other payables of $388,800 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

(c)	Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

(d)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank. The Company has no material receivables and, therefore, does not believe it has a material exposure to credit risk.

(e)	Capital Management

The capital of the Company consists of the items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its exploration and evaluation assets and to provide sufficient funds for its corporate activities.

The Company’s exploration and evaluation assets are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company had no significant non-cash transactions for the years ended October 31, 2012 and 2011.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	Year ended October	Year ended October
	31, 2012	31, 2011
Loss for the year before income taxes	$(256,370)	$(8,172,102)

Expected income tax recovery	$64,733	$2,193,000
Items not deductible for tax purposes, tax rate differences and other	2,093	542,000
Losses for which no tax benefit has been recognized and change in unrecognized deductible temporary differences	(66,826)	(2,735,000)

Income tax (expense) recovery	$-	$-

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended	Expiry dates	Year ended
	October 31, 2012		October 31, 2011
Exploration and evaluation assets	$7,520,508	Indefinite	$8,072,106
Non-capital losses available for future periods	7,889,166	2014 – 2032	7,125,047
Property and equipment	269,643	Indefinite	256,701
Other	78,771	Indefinite	49,037

Tax attributes are subject to review, and potential adjustments, by tax authorities.

15.	TRANSITION TO IFRS

As stated in Note 2, these are the Company's first consolidated annual financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position is set out in this note.

The accounting policies in Note 2 have been applied in preparing the consolidated financial statements for the year ended October 31, 2012, the comparative information for the year ended October 31, 2011, and the preparation of an opening IFRS statement of financial position on the transition date, being November 1, 2010.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exemptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following IFRS 1 optional exemptions:

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 and which had not vested as of the transition date. Share-based payments reserve replaced amounts previously recorded within contributed surplus.

  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before November 1, 2010.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a Lease, and has assessed all arrangements as at the transition date.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	TRANSITION TO IFRS (CONTINUED)

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of November 1, 2010 are consistent with its GAAP estimates for the same date.

Reconciliation of Previously Reported Financial Statements

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement, and disclosure. The transition to IFRS did not have an impact to the comparative financial information presented in these financial statements for the period from the transition date (November 1, 2010) to October 31, 2011 nor the opening statement of financial position at November 1, 2010. Consequently, no reconciliations have been performed.

16.	SUBSEQUENT EVENT

In December 2012 the joint venture made a payment of USD $75,492 in respect of the advance royalty on the Lewis Project of which the Company’s 60% portion was USD $45,295.

OPTION TERMINATION AGREEMENT

THIS AGREEMENT made the 1st day of March, 2012,

BY AND

AMONG:	PETAQUILLA MINERALS, S.A., a body corporate under the laws of the Republic of Panama and having an office at Via Cincuentenario No. 56, San Francisco, Panama City, Republic of Panama

(the “Optionor”)

OF THE FIRST PART

AND:

PETAQUILLA MINERALS LTD., a body corporate under the laws of the Province of British Columbia and having its registered office located at #1780 – 400 Burrard Street, Vancouver, B.C. V6C 3A3

(“Petaquilla”)

OF THE SECOND PART

AND:

MADISON MINERALS INC., a body corporate under the laws of the Province of British Columbia and having its registered office located at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.V6E 2E9

(“Madison”)

OF THE THIRD PART

AND:

MADISON ENTERPRISES (LATIN AMERICA), S.A., a body corporate under the laws of the Republic of Panama and having an office located c/o Grimaldo y Tejeira, Juan Bautista Street, El Cangrejo, Edificio Grimpa, PB, Panama City , Republic of Panama

(the “Optionee”)

OF THE FOURTH PART

WITNESSES THAT WHEREAS:

A.

By an agreement (the “Option Agreement”) dated the 10th day of August, 1993, by and among the Optionor, Madison and the Optionee, the Optionor did grant an option to the Optionee to acquire a fifty percent (50%) interest in and to the mineral exploration concession (the “Belencillo Concession”) described in Schedule A hereto, granted by the Government of Panamá to the Optionor;

B.	The Option Agreement was amended by letter agreements dated July 2, 1997, and January 10, 1999, and the interest acquired by the Optionee in the Belencillo Concession reduced to 31.12%;

2

C.

Pursuant to the Option Agreement, as amended, the Optionor and the Optionee formed a corporation in Panama called Compania Minera Belencillo, S.A. (“Minera Belencillo”) for the purpose of holding their respective interests in, and conducting exploration work on, the Belencillo Concession;

D.	The Optionor is the registered and beneficial owner of 69 common shares, and the Optionee is the registered and beneficial owner of 31 common shares, in the capital of Minera Belencillo;

E.	The Optionor is a wholly-owned subsidiary of Petaquilla; and

F.	The parties wish to terminate the Option Agreement, on the terms and other conditions of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements and other good and valuable consideration, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

In this Agreement, unless otherwise expressly defined, capitalized terms have the same meanings ascribed to them in the Option Agreement, as amended. Other defined terms have the meanings ascribed to them in this Agreement.

1.2	Sections

The term “Sections” followed by a number refers to the specified Section in this Agreement unless otherwise expressly stated to refer to a section in the Option Agreement. Article, section or other headings contained in this Agreement are inserted for convenience only and will not affect the meaning or construction of any of the provisions of this Agreement.

1.3	Number and Gender

Words importing the singular number only will include the plural and vice versa where the context requires, and words importing gender include the male, female and neuter genders.

1.4	Currency

All statements of or references to dollar amounts in this Agreement are references to Canadian dollars.

3

1.5	Governing Law

The Parties acknowledge that this Agreement regulates the relationship with respect to Minera Belencillo which is a Panamanian corporation, and its assets, and therefore all matters that deal with corporate proceedings of a corporation under Panamanian corporate law shall be governed by that law. In all other respects, including as to matters of contract law and the application of conflict of laws principles to assets located outside of Canada, this Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
TERMINATION OF OPTION

2.1	Termination

Subject to the terms of this Agreement, the Option (as defined in the Option Agreement, as amended) and the Option Agreement, as amended, are hereby terminated and the Optionee hereby sets over and assigns to the Optionor its entire right, title and interest in and to the Belencillo Concession.

2.2	Share Transfer

Concurrently with and upon receipt by Madison of the share consideration referred to in Section 3.1 below, Madison agrees to take such steps as may be necessary to cause the Optionee, and the Optionee hereby agrees, to assign and transfer to the Optionor thirty one (31) common shares in the capital of Minera Belencillo registered in the name of the Optionee. The Optionee shall execute such bills of sale, stock powers and other documents and instruments as may, in the reasonable opinion of counsel to the Optionor, be necessary or advisable to give effect to the share transfer referred to herein.

ARTICLE 3
CONSIDERATION

3.1	Payment

As consideration for the termination of the Option and transfer of the Optionee’s interest in the Minera Concession to the Optionor, Petaquilla hereby agrees to issue to Madison (within five business days of receipt of all applicable regulatory approvals) common shares (the “Shares”) in the capital of Petaquilla with a value of $100,000.00. The issuance price per Share shall be the five (5) day VWAP of the Shares on the TSX for the five day period ended on the day before the issuance. Madison acknowledges that the Shares will be subject to a four month hold period.

4

3.2	Additional Payment

Upon Commencement of Commercial Production (as defined below), Petaquilla shall, assuming all applicable regulatory approvals have been obtained, issue to Madison a further 250,000 Shares. Madison acknowledges that the Shares will be subject to a four month hold period.

3.3	Definitions

For the purposes of this Article 3:

“Products” shall mean Concentrates (as defined below) recovered from minerals of value mined from the Belencillo Concession, or doré, solutions or cathodes retrieved through leaching or solution mining or other processing of minerals of value mined from the Belencillo Concession;

“Concentrates” shall mean minerals of value, the proportion of which in relation to the gangue material contained in bulk material removed from the ground during mining, has been increased through mechanical or chemical segregation, but which still contains impurities;

“Commencement of Commercial Production” shall mean the date on which the mine situated on the Belencillo Concession and any treatment plant related thereto produces Products for a minimum of 60 days in a 90 day period, however, Commercial Production will not be deemed to have occurred if Product is produced for the purposes of testing a pilot plant or during an initial tune up of a plant.

ARTICLE 4
APPROVALS AND MODIFICATION

4.1	TSX Acceptance

The obligations of Petaquilla under this Agreement to issue Shares and pay cash to Madison are first subject to the acceptance for filing of this Agreement on behalf of Petaquilla by the Toronto Stock Exchange.

4.2	Modification of Provisions

If any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as most nearly to retain the intent of the parties. If such modification is not possible, such provision shall be severed from this Agreement. In either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

Each of the parties hereto indicates their acceptance of the terms and conditions of this Option Termination Agreement through their authorized signatories’ execution of this Agreement as of the day and year first above written.

5

PETAQUILLA MINERALS, S.A.

Per:	“Richard Fifer”
Authorized Signatory

PETAQUILLA MINERALS LTD.

Per:	“Richard Fifer”
Authorized Signatory

MADISON MINERALS INC.

Per:	“Chet Idziszek”
Authorized Signatory

MADISON ENTERPRISES (LATIN AMERICA), S.A.

Per:	“Nell Dragovan”
Authorized Signatory