Form 20-F
period 2013-10-31
MADISON MINERALS INC
filed 2014-02-28
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013

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

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive offices)

Page 1 of 56 Pages
The Exhibit Index is located on Page 55

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	_______________

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

Yes [   ]   No [   ]   Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2013 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.

GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3.	KEY INFORMATION	10

A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons For The Offer and Use of Proceeds	11
D.	Risk Factors	11
	Risk of Innsolvency	11
	Risks Suggested by the Fact that the Company has a History of Net Losses, a Large Accumulated Deficit and a Persistent Lack of Revenue from Operations	11
	Risks to Investors of Significant Fluctuations in Share Prices and Share Price Volatility	12
	Risks of the Company’s Exploration Efforts Failing to Establish a Viable Mining Project	12
	Risks of Failing to Meet Additional Substantial Funding Requirements	12
	Risks of Adverse Currency Fluctuations	12
	Risks of Being Required to Find Substantial Funding for Development of Mineral Projects	13
	Risks Arising from the Company’s Limited Experience with Development-stage Mining Operations	13
	Risks of Experiencing Hazards Associated with Mining, if Mining is Attained	13
	Risks Arising from the Company’s Exposure to Fluctuations in Mineral Prices	13
	Risk of Adverse Claims Against Title to the Company’s Mineral Interests	13
	Risks Arising from the Company’s Limited Capacities in the Face of Extensive Industry Competition	13
	Risks Arising from the Potential for Conflicts of Interest of the Company’s Directors	14
	Risks Arising from Environmental and Other Regulatory Requirements	14
	Lack of a History of, or Intention to Make, Dividend Payments	15
	Risks to U.S. Investors Arising from the Fact that the Company’s Officers and Directors Reside Outside the U.S., Raising the Risk of Potential Unenforceability of Civil Liabilities and Judgements	15
	Risks Inherent in the Fact that the Company’s Stock is subject to Penny Stock Rules	15
	Risks to U.S. Investors Should the Company not Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, such that the Company be Classified as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to the U.S. Stockholders, and Reduced Liquidity for the Stock	15

ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
	Belencillo Property, Panama	16
	Mt. Kare Property, Papua New Guinea	17
	Lewis Property, Nevada	17
B.	Business Overview	18
C.	Organizational Structure	18
D.	Property Plants and Equipment	19
	Lewis Property, Nevada	19
	Title	19
	Location, Access & Physiography	19
	Plant and Equipment	20
	Regional and Local Geology	20
	Mineralization	21
	Exploration History	21
	Exploration – Results 2006 - 2008	25
	Mt. Kare Property, Papua New Guinea	26
	Belencillo Property, Panama	26

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
	Operations on the Lewis Property During Fiscal 2013	27
	Operations on the Lewis Property During Fiscal 2012	27
	Operations on the Lewis Property During Fiscal 2011	27
	Fiscal Year Ended October 31, 2013 Compared to Fiscal Year Ended October 31, 2012	27
	Fiscal Year Ended October 31, 2012 Compared to Fiscal Year Ended October 31, 2011	28
	Management comment	29
	Comment on Capital Markets	29
	Liquidity	29
	October 31, 2013 Compared to October 31, 2012	30
	October 31, 2012 Compared to October 31, 2011	30
	October 31, 2011 Compared to November 1, 2010	31
	Outlook	31
B.	Research and Development, Patents and Licenses, etc.	31
C.	Trend Information	31
D.	Off-Balance Sheet Arrangements	32
E.	Tabular Disclosure of Contractual Obligations	32

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	32
A.	Directors and Senior Management	32
B.	Compensation	33
	Option Grants in Last Fiscal Year	33
C.	Board Practices	33
D.	Employees	34
E.	Share Ownership	34

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	34
A.	Major Shareholders	34
B.	Related Party Transactions	35
C.	Interests of Experts and Counsel	35

ITEM 8.	FINANCIAL INFORMATION	35
A.	Consolidated Statements and Other Financial Information	35
B.	Significant Changes	35

ITEM 9.	THE OFFER AND LISTING	36
A.	Offer and Listing Details	36
B.	Plan of Distribution	37
C.	Markets	37
D.	Selling Stockholders	37
E.	Dilution	37
F.	Expenses of the Issue	37

ITEM 10.	ADDITIONAL INFORMATION	37
A.	Share Capital	37
B.	Memorandum and Articles of Association	37
C.	Material Contracts	40
D.	Exchange Controls	40
E.	Taxation	42
	Material Canadian Federal Income Tax Consequences	42
	Dividends	42
	Capital Gains	42
	Material United States Federal Income Tax Consequences	43
	U.S. Holders	44
	Distributions on Common Shares of the Company	44
	Foreign Tax Credit	44
	Information Reporting and Backup Withholding	45
	Disposition of Common Shares of the Company	45
	Currency Exchange Gains or Losses	45
	Other Considerations	46
	Foreign Personal Holding Company	46
	Foreign Investment Company	46
	Passive Foreign Investment Company	46
	Controlled Foreign Corporation	47
F.	Dividends and Paying Agents	48
G.	Statements by Experts	48
H.	Documents on Display	48
I.	Subsidiary Information	48

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	48

PART II		48

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	48

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	48

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	49

ITEM 15.	CONTROLS AND PROCEDURES	49

ITEM 16.	[RESERVED]	50

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	50

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended October 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The Company’s financial statements have been prepared in accordance with IFRS-IASB for the first time for the fiscal year ended October 31, 2012, together with comparative financial statements for the prior fiscal year also in accordance with IFRS-IASB. Pursuant to SEC Release 33-8567 this information is presented solely for these two years, and information based on US GAAP is not provided. The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 –Operating And Financial Review And Prospects”. Results for the period ended October 31, 2012 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS

		Year Ended October 31
		2013	2012	2011

(a)	Total revenue[1]	$0	$100,000	$0
(b)	Earnings (loss) before extraordinary items
	Total	($418,000)	($256,370)	($8,172,102)
	Per Share[2]	($0.01)	($0.01)	($0.21)
(c)	Total assets	$130,480	$449,343	$603,288
(d)	Total long-term debt	$0	$0	$0
(e)	Capital stock	$68,673,644	$68,673,644	$68,673,644
(f)	Total shareholder equity (deficiency in equity)	($335,782)	$60,543	$321,248
(g)	Cash dividends declared per share	none	none	none
(h)	Net earnings (loss) for the year
	Total	($418,000)	($256,370)	($8,172,102)
	Per Share[2]	($0.01)	($0.01)	($0.21)

Note 1: Revenue in fiscal 2012 is non-recurring, arising from the sale of a mineral property interest for non-cash share proceeds.

Note 2: Per share amounts are not presented on a full-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On February 24, 2014, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.1058.

The following table sets out the high and low exchange rates for each of the last six months.

	2014	2013
	January	December	November	October	September	August
High for period	1.0974	1.0670	1.0510	1.0384	1.0363	1.0433
Low for period	1.0910	1.0616	1.0470	1.0345	1.0322	1.0385

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2013	2012	2011	2010	2009
Average for the period	1.0301	1.0046	0.9868	1.0378	1.1697

B.	Capitalization and Indebtedness

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

Risk of insolvency

At the fiscal year-end the Company had a working capital deficiency (negative working capital) of $345,065. Subsequently, working capital has diminished by outlays for the advance royalty payment set out in Note 5 to the Financial Statements and by normal course operating expenses. This deficiency is mitigated by the fact that, as set out in Note 7 to the Financial Statements, of current liabilities of $466,262 the amount of $388,730 is accrued and owing to related parties. These parties have informally agreed to not seek payment of their amounts due. On this basis, the Company is solvent and able to meet its other obligations as they become due.

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2013 under IFRS was $72,668,040. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.14 to a low of $0.025 in the period beginning November 1, 2011 and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current low valuations.

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

The Company presently has insufficient cash resources to meet its expected share of the 2014 carrying cost of its Lewis Property. Reference is also made to the matters set out above under the heading Risk of Insolvency. The 2014 carrying costs, and any further exploration programs, if adopted in the current or future years, will require additional financing in order to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

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

Madison Minerals Inc. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties. The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia). The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 1 for 2.5 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 1 for 5 basis. The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Nevada) Inc., Madison Enterprises (BVI) Inc., a British Virgin Islands corporation (“MBVI”) which, in turn, holds a 100 per cent interest in Madison Enterprises (PNG) Ltd. (“MPNG”), a Papua New Guinea corporation currently in liquidation and, therefore, no longer controlled by the Company, and Madison Enterprises (Latin American), S.A. (“MELA”) incorporated under the laws of the Republic of Panama which is currently inactive and expected to remain so. MPNG has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited (“Frontier”) and Oakland Limited (“Oakland”), both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited (“Matu”), a Papua New Guinea corporation. Frontier Mining & Exploration Limited has one wholly-owned direct subsidiary, Demil Limited (“Demil”) which is a Papua New Guinea corporation. See “Item 4 - Information on the Company -C. Organisational Structure” below. As of the date of this report, to the best of the Company’s knowledge and belief Frontier, Oakland, Matu and Demil are inactive and their assets, liabilities and contingent liabilities are immaterial and not of relevance to investors in, and users of the financial statements of, the Company. Furthermore, MPNG has been placed in liquidation pursuant to the laws of Papua New Guinea, and consequently the Company has ceased to control MPNG and its subsidiaries. At the date of the Company’s most recent year end and at the date of this annual report the Company is unable to estimate the amount of proceeds, if any, from the liquidation of MPNG. All the assets of MELA were sold in the fiscal year ended October 31, 2012 as set out in Notes 3 and 5 to the Financial Statements.

The head office and principal office address of the Company is located at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9. Its telephone number is 604-331-8772.

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

Lewis Property, Nevada

By a series of agreements from 2002 to 2007 the Company holds a 60% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada. The remaining 40% interest is held by Americas Bullion Royalty Corp. (“ABRC”) [formerly known as Golden Predator Corporation], a public company whose shares are listed for trading on the Toronto Stock Exchange. On March 21, 2013, ABRC announced it had entered into an option agreement to sell the Company’s 40% joint venture interest in the Lewis Property to Battle Mountain Gold Inc., a private corporation (“BMG”). Closing of this transaction is pending at the date of this report.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of a predecessor owner. These royalties are subject to a purchase provision, initially US$4,000,000 in the year following the exercise of the purchase option in 2007. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$7,000,000. The advance royalty for the first six years has been paid by the Joint Venture in December 2007 through 2012 and the advance royalty for the seventh year has recently been paid, subsequent to the completion of the October 31, 2013 fiscal year. The amount of the payments in the three most recently completed fiscal years as determined pursuant to the escalation clause was US$75,492 in December 2012, US$73,160 in December 2011 and US$70,914 in December 2010 of which the Company’s 60% portion was US$45,295, US$43,896 and US$42,548 respectively. The escalated royalty amount for the current 2013-2014 fiscal year, which was paid in December 2013, was US$76,499 of which the Company’s 60% portion was $US45,899.

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

Since 2005 the Company has been focused primarily on the exploration, and since 2009 principally the retention, of the Lewis Property in Nevada, where exploration had begun in 2002. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below. This is the only project which the company regards as significant. Prior to 2005, the Company was engaged in the exploration of other mineral properties for which exploration programs were terminated and the carrying values written off.

C.	Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries as at February 25, 2014:

Madison Minerals Inc.
(Incorporated in B.C.)
Madison Enterprises (Latin American), S.A 100% (Incorporated in Panama) (inactive) * *
Madison Enterprises (BVI) Inc. 100% (Incorporated in the British Virgin Islands)
Madison Enterprises (Nevada) Inc. 100% (Incorporated in Nevada)
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

During 2007 and 2008 in a stepped transaction GAM became a wholly-owned subsidiary of Golden Predator Corp. In 2013 Golden Predator Corp. changed its name to Americas Bullion Royalty Corp. and subsequently entered into an option agreement to sell its interest to Battle Mountain Gold Inc. (“BMG”), a private company. The closing of this option agreement remains pending at the date of this report.

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

Lewis Property
Nevada, USA
Location Map
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
T 32 N
T 31 N
Newmont
Newmont
Hider, White & Shiloh
Central Virgin
Trinity
Buena Vista South
Virgin
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Geological Explanation
Tag
Pj Jory Member of the Havallah Fm
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

Exploration – Results 2006 to 2008

From August to November 2006, the Company undertook 49 reverse circulation drill holes totalling 31,690 feet (9,659 metres) and collected 6124 samples for analysis. Seven widely spaced holes totalling 5,400 feet (1,645 metres) tested a 1,800 foot (580 metres) strike extent of the Buena Vista mineral trend. The Buena Vista is a subparallel northwest trending zone of historic mineralization located 1,640 feet (500 metres) west across the valley from the Virgin Zone. Drilling intersected potentially economic mineralization in five of the holes, confirming the potential of this subparallel mineral trend.

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

No significant “on-the-ground” work has been carried out in fiscal 2009 to 2013. During the 2009 to 2013 fiscal years, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, the Company has expended some $41,200 in December 2010, $44,400 in December 2011 an $44,700 in December 2012 as its portion of advance royalty payments for 2010, 2011 and 2012 respectively, and a further $48,600 in December 2013. Exclusive of the advance royalty, the Company expended approximately $59,000 in fiscal 2011, $37,000 in fiscal 2012 and $74,000 in fiscal 2013 on its 60 per cent portion of JV costs, all as set out in Note 5 of the October 31, 2013 financial statements included with this report. Of these non-royalty amounts expended, the majority was for land and legal costs, principally for claim maintenance and filing fees with government agencies. These expenditures are indicative of the intention of the Company and its joint venture partner to continue with their tenure and development of the Lewis Project. The Company is reviewing data and considering options to move the property forward.

In accordance with the Company’s accounting policies, for accounting purposes the Company wrote off the entirety of its carrying costs in respect of the Lewis Property during the fiscal year ended October 31, 2011, in the amount of $7,933,976 resulting in a carrying value of nil thereafter. This decision was triggered principally by the fact that the joint venture had not conducted meaningful on-the-ground exploration programs for the three fiscal years 2009, 2010 and 2011.

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

MPNG was formerly held, indirectly through subsidiaries, 60% by Buffalo Gold Ltd. (“Buffalo”) and 40% by the Company, such that those entities came to own an effective 54% and an effective 36% interest in the Mt. Kare Property. The Company subsequently reacquired the interest formerly held by Buffalo at no cost, resulting in the Company once again owning, indirectly through subsidiaries, a 90% interest in the Mt. Kare Property. Due to debts incurred while Buffalo controlled MPNG, MPNG was petitioned into liquidation, a defined legal process under the laws of Papua New Guinea, and accordingly, MPNG is now controlled by the liquidator and no longer consolidated into the Company’s financial statements. The Company does not intend to expend any further funds on the Mt. Kare Property and the Company no longer regards the Mt. Kare project as a property of significance. We do not expect to recover any material amounts from the liquidation of MPNG.

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

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. During the fiscal years ended October 31, 2010, 2011, 2012 and 2013 the Company was primarily engaged in maintaining its tenure of its Lewis Property in Nevada. The Company has no plans to contribute to the funding of any further exploration on the Mt. Kare Property in Papua New Guinea.

Operations on the Lewis Property during fiscal 2013

As set out in Note 5 to the Financial Statements, during the fiscal year ended October 31, 2013, the Company incurred, in respect of its 60%, option fees and acquisition and exploration expenditures of $118,956 on the project, comprised of an advance royalty payment of $44,721, assay and related storage costs of $7,495, contractor and geological staff costs of $29,127, and land, legal and insurance costs of $37,613, consisting principally of annual claim maintenance costs paid to government agencies. No direct exploration work was performed on the property in 2013. A series of impairment charges totaling $118,956 was recognized over the course of the 2013 fiscal year.

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

Fiscal Year Ended October 31, 2013 Compared to Fiscal Year Ended October 31, 2012

During the fiscal year ended October 31, 2013 the Company recorded a foreign exchange gain of $1,887, income from project management fees of $2,659 and interest earned of $404. During the fiscal year ended

October 31, 2012 the Company recorded a non-recurring gain on sale of its Belencillo mineral concession of $100,000, a related non-recurring loss on sale of securities received in that transaction of $32,237, a foreign exchange loss of $1,858, income from project management fees of $1,475 and interest earned of $5,102.

None of the fiscal 2013 “other gains” items are in the least material or significant to our operations. The fiscal 2012 mineral concession gain on sale and related loss on sale of marketable securities were non-recurring in that fiscal year.

Expenses for the fiscal year ended October 31, 2013 were $396,940, a 21% increase from $328,852 for the fiscal year ended October 31, 2012. The largest cost centre increase was in office and rent costs, arising from an increase in the Company’s portion of certain shared office premises and related costs. Exploration costs also increased, principally attributable to costs of preparing an updated National Instrument 43-101 technical report which is expected to be filed with Canadian securities regulatory authorities in the near future.

Fiscal 2013 yielded, based on IFRS-IASB, a net loss for the year of $418,000 or $0.01 loss per share compared to net loss in fiscal 2012 of $256,370, also a $0.01 loss per share. The principal causes of the increased loss were a) the absence of non-recurring revenue from the sale of the Belencillo concession in Panama (together with the related loss on sale of certain marketable securities received as consideration), and b) the increase in expenses described in the preceding paragraph. The Company expects to continue in a net loss position for the fiscal year ending October 31, 2014 due to the nature of its operations as a development stage company.

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

Management comment

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any producing mineral properties.

Readers of this report are directed to the risk factor “Risk of Insolvency” at page 11 above, wherein it is set out that: “At the fiscal year-end the Company had a working capital deficiency (negative working capital) of $345,065. Subsequently, working capital has diminished by outlays for the advance royalty payment set out in Note 5 to the Financial Statements and by normal course operating expenses. This deficiency is mitigated by the fact that, as set out in Note 7 to the Financial Statements, of current liabilities of $466,262 the amount of $388,730 is accrued and owing to related parties. These parties have informally agreed to not seek payment of their amounts due. On this basis, the Company is solvent and able to meet its other obligations as they become due.”

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

Liquidity

In the near term, the Company plans to continue its mineral tenure of its currently held properties. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. The amounts likely to be expended on the Lewis Gold Project for 2014 are expected to be at a similar modest level as in 2013, reflecting the Company’s current cash resources. The Company will remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on the Company’s current cash position, and predicated on the continuing willingness of certain related party creditors to defer payment of amounts accrued as payable to them, the Company faces the necessity to find sources of additional financing for its operations during the fiscal year currently in progress. In particular, the Company’s share of annual tenure maintenance costs, expected to be due and payable in August 2014, is budgeted for approximately $50,000. This amount exceeds the Company’s currently budgeted cash resources. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

At October 31, 2013, the Company had a working capital deficiency (that is, negative working capital) of $345,065. This deficiency is mitigated by management’s expectation that certain related party creditors will continue to defer payment of amounts accrued as payable to them, amounts which are set out in Note 7 to the Financial Statements. Notwithstanding this mitigating item, management does not believe its cash resources or other working capital items will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of mineral tenure on its Lewis Property for the current fiscal year in progress.

The October 31, 2013 negative working capital position compares to positive working capital of $43,391 at October 31, 2012. Clearly the Company has continued to draw down its working capital significantly in the 2013 fiscal year recently completed. If the Company is to advance or develop its mineral properties further, or to maintain its general and administrative cost burdens, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, substantial doubt about the Company’s ability to continue as a going concern exists, and is set out in Note 1 to the Financial Statements.

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

October 31, 2013 Compared to October 31, 2012

At October 31, 2013, the Company's current assets totalled $121,197 compared to $432,191 at October 31, 2012. The decrease is attributable principally to the drawdowns in cash set out in the Consolidated Statements of Cash Flows and to an increase in the amount receivable from the joint venture partner (which amount has been subsequently collected). During the fiscal year, total liabilities increased to $466,262 from $388,800. Eighty-seven percent of this increase, the amount of $67,520, was the increase in the accrual of unpaid executive management salaries to a senior officer and of unpaid professional fees to a professional firm controlled by a director. As a result of these factors, the Company had a working capital deficiency (that is, negative working capital) of $345,065 at October 31, 2013 compared to positive working capital of $43,391 at October 31, 2012. The Company had no long-term debt at either October 31, 2013 or October 31, 2012.

At October 31, 2013, the Company had total assets of $130,480 compared to $449,343 at October 31, 2012. This decrease is principally attributable to net losses of $418,000 offset in part by the increase in accounts payable and accrued liabilities described in the preceding paragraph.

Share capital as at October 31, 2013 was $68,673,644, unchanged from the prior year.

The Company's largest cash outflows in the fiscal year ended October 31, 2013 were to fund its operating activities in the amount of $299,066. We also drew down cash by making net cash advances on behalf of our joint venture partner. Those advances have subsequently been recovered. The Company's largest cash outflows in the prior fiscal year ended October 31, 2012 were to fund its operating activities in the amount of $128,328. The largest cash inflow was the net proceeds on the sale of the shares received as consideration for the sale of the Belencillo property interest – which was a non-recurring item.

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

At October 31, 2012, the Company had total assets of $449,343 compared to $603,288 at October 31, 2011. This decrease is principally attributable to net losses of $256,370 offset in part by the increase in accounts payable and accrued liabilities described in the preceding paragraph..

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

Outlook

For the remainder of the fiscal year currently in progress and ending October 31, 2014, the Company’s activities are likely to be limited, to conform to funds available. The technical focus will continue to be the Lewis Property. Based on existing cash, and subject to the continuing willingness of certain related party creditors to defer payment of amounts accrued as payable to them, the Company will nonetheless require additional financing during the current 2014 fiscal year. The Company has no material commitments for capital expenditures for the 2014 fiscal year. In December 2013 the joint venture made the advance royalty payment due at that time for the year 2014 on the Lewis project in the amount of US$76,499 of which the Company’s 60% share was US$45,899. It is the current plan of the joint venture to make a similar advance royalty payment in December 2014; however, the Company’s current cash resources are not sufficient to make such a payment at that time.

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

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 35 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 35 years. Mr. Brown is 66 years old.

Vivian Danielson

Ms. Danielson was appointed a director of the Company effective February 6, 2008. She is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson is 62 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company. She is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is 64 years old and is the spouse of Mr. Idziszek.

Chet Idziszek

Mr. Idziszek is President and CEO and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and “Prospector of the Year” in 1994. He has also been recognized for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold-molybdenum deposits in Panama. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005 his principal focus has been Oromin Explorations Ltd. and its joint venture on the OJVG Gold Project in eastern Sénégal. This project reached the positive feasibility stage in 2010 and subsequently to date has established 3.78 million ounces of gold in indicated resources and 0.96 million ounces in inferred resources with ongoing and widespread scope for expansion. On October 4, 2013, Teranga Gold Corporation completed the acquisition of all the issued and outstanding shares of Oromin Explorations Ltd. by way of a plan of arrangement. Mr. Idziszek is 66 years old and is the spouse of Ms. Dragovan.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an M.B.A. from the University of Toronto. Mr. Sibthorpe worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996 and was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant and executive of mining exploration companies. Mr. Sibthorpe is 65 years old.

James G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He holds a law degree and worked as a lawyer both in private practice and as corporate counsel from 1984 to 2013 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 55 years old.

B.	Compensation

During the fiscal year ended October 31, 2013, the Company paid or accrued $76,440 by way of salary and benefits for management duties carried out by director and CEO Mr. Idziszek, accrued $12,000 by way of directors’ fees to Ms. Danielson and Mr. Sibthorpe as to $6,000 each, and paid or accrued $5,500 for legal and associated fees to a law practice controlled by director James G. Stewart. There were no incentive stock options granted to or exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2013 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws. The amount of $52,020 of the salary amount for the CEO and the amount of $3,500 in respect of legal fees were accrued during the year rather than paid in cash, and are in accounts payable at the year end date and at the date of this annual report. An additional $206,110 for salary to Mr. Idziszek and $93,100 for professional fees to Mr. Stewart in respect of prior fiscal years is also accrued and in accounts payable at the year end date.

Option Grants in Last Fiscal Year

There were no stock options granted to the Company’s officers or directors during the fiscal year ended October 31, 2013.

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

During the fiscal year ended October 31, 2013, the Company had eight employees, all of whom worked at the Company’s head office. Of the eight employees, three worked in management roles, three in administrative roles, and two in accounting. Mineral exploration work was carried out by contract staff. During the fiscal years ended October 31, 2012 and 2011, the Company had the same eight employees, engaged in the same roles. Mineral exploration work was carried out by contract staff. None of the Company’s employees were casual or temporary employees. Subsequent to the fiscal year-end, staff levels have been reduced to four employees: two in management roles and one each in an administrative and an accounting role.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	February 13, 2014	February 13, 2014	Ownership¹	Price	Expiry Date
Ian Brown	Nil	Nil	Nil%	NA	NA
Vivian Danielson	15,000	Nil	0.04%	NA	NA
Nell Dragovan	1,388,718	Nil	3.39%	NA	NA
Chet Idziszek	1,522,928	Nil	3.72%	NA	NA
Robert Sibthorpe	175,000	Nil	0.43%	NA	NA
J.G. Stewart	568,929	Nil	1.39%	NA	NA

Total:	3,670,575	Nil	8.97%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 13, 2014, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 40,906,727 Common Shares outstanding as of February 13, 2014.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, there are no stock options outstanding and there are 4,090,672 shares reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As at October 31, 2013 and February 13, 2014 Pinetree Capital Ltd. (“Pinetree”) held 5,313,000 or 12.99% of the Company’s common shares. At October 31, 2012 and 2011 Pinetree held 5,250,000 or 12.83% of the Company’s common shares. At October 31, 2010 Pinetree held 4,233,000 or 11.32% of the Company’s common shares.

Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at February 13, 2014 there were 40,906,727 common shares of the Company issued and outstanding. At such date there were 192 registered holders of the Company’s common shares resident in the United States, holding an aggregate 3,171,056 common shares, including 2,884,869 shares held by Cede & Co. This number represents approximately 7.75% of the total issued and outstanding common shares of the Company as at February 13, 2014. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company’s common shares resident in the United States as at February 23, 2014 there were 1,121 beneficial holders, holding an aggregate 9,230,242 common shares. This number represents approximately 22.56% of the total issued and outstanding common shares of the Company as at February 13, 2014. Including the 2,884,869 shares held by Cede & Co. the total number of registered and beneficial holders of the Company’s common shares resident in the United States, therefore, is 1,313 holders, holding an aggregate 12,401,298 common shares. This number represents approximately 30.32% of the total issued and outstanding common shares of the Company as at February 13, 2014.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2013, or proposed material transactions between the Company or any of its subsidiaries and:

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

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the Consolidated Financial Statements for the Company for the Fiscal Year ended October 31, 2013 which contain an Independent Auditor’s Report dated February 25, 2014, Consolidated Statements of Financial Position as at October 31, 2013 and 2012, Consolidated Statements of Loss and Comprehensive Loss for the Fiscal Years Ended October 31, 2013, 2012 and 2011, Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended October 31, 2013, 2012 and 2011, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2013, 2012 and 2011, and Notes to the Consolidated Financial Statements.

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

	High	Low
Fiscal Year 2013-2014
January 2014	$0.03	$0.03
December 2013	$0.05	$0.03
November	$0.05	$0.03
October	$0.04	$0.03
September	$0.06	$0.04
August	$0.07	$0.03
First Quarter to January 31, 2014	$0.05	$0.03
2013	$0.08	$0.03
Fourth Quarter	$0.07	$0.03
Third Quarter	$0.08	$0.03
Second Quarter	$0.05	$0.03
First Quarter	$0.06	$0.04
2012	$0.14	$0.04
Fourth Quarter	$0.08	$0.04
Third Quarter	$0.12	$0.06
Second Quarter	$0.14	$0.09
First Quarter	$0.11	$0.06
2011	$0.22	$0.07
2010	$0.21	$0.08
2009	$0.19	$0.06

The closing price of the Company's common shares on the TSX Venture Exchange on February 24, 2014 was $0.03.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCBB”) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal Year 2013-2014
January 2014	US$0.05	US$0.02
December 2013	US$0.05	US$0.02
November	US$0.05	US$0.02
October	US$0.04	US$0.02
September	US$0.06	US$0.03
August	US$0.09	US$0.02
First Quarter to January 31, 2014	US$0.05	US$0.02
2013	US$0.09	US$0.02
Fourth Quarter	US$0.09	US$0.02
Third Quarter	US$0.08	US$0.02
Second Quarter	US$0.08	US$0.02
First Quarter	US$0.07	US$0.03

	High	Low
2012	US$0.13	US$0.05
Fourth Quarter	US$0.06	US$0.05
Third Quarter	US$0.08	US$0.05
Second Quarter	US$0.13	US$0.08
First Quarter	US$0.11	US$0.05
2011	US$0.21	US$0.06
2010	US$0.20	US$0.06
2009	US$0.23	US$0.03

The latest closing price of the Company's common shares on the OTCBB on February 24, 2014 was US$0.03.

B.	Plan of Distribution

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

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, during normal business hours.

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

At the end of the period covered by this report, the fiscal year ended October 31, 2013, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2013 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$35,700	88%
Audit-related fees	-	-
Tax fees	$5,000	12%

All other fees	-	-
Total fees	$40,700	100%

These amounts related to work done for the fiscal year ended October 31, 2012.

The aggregate fees billed in the fiscal year ended October 31, 2012 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$40,800	89%
Audit-related fees	-	-
Tax fees	$5,000	11%
All other fees	-	-
Total fees	$45,800	100%

These amounts related to work done for the fiscal year ended October 31, 2011.

The Company has made an accrual of $35,000 for combined audit fees and tax fees for the fiscal year ended October 31, 2013.

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-	Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.
Audit-related fees	-	Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.
Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2013, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2013, which is the period covered by this Annual Report on Form 20-F.

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

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL

Exhibit Number	Description of Document	Page No.
*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited
*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited
*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*5.A.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
*6.A.	Option Termination Agreement – The Belencillo Concession, dated March 1, 2012
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 25th day of February, 2014

MADISON MINERALS INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated March 5, 1998 between the Company and Pacific Corporate Trust Company
*3.A.	Voting trust agreement dated September 30, 1999 between the Company and Carpenter Pacific Resources NL
*3.B.	Voting trust agreement dated February 21, 2000 between the Company and Jipangu Inc.
*4.A.	Option Agreement dated August 10, 1993, as amended, between Adrian Resources, S.A., the Company and Madison Enterprises (Latin America), S.A.
*4.B.	Agreement dated June 26, 1996 between Nell Dragovan (subsequently assigned to the Company), Carpenter Pacific Resources NL and Matu Mining Pty. Limited
*4.C.	Independent State of Papua New Guinea Extension of Exploration Licence 1093
*4.D.	Volumes 1 and 2 of the Mt. Kare Settlement Agreement between Ramsgate Resources NL, Oakland Pty Limited, Matu Mining Pty. Limited and Carpenter Pacific Resources NL
*4.E.	Joint Venture Agreement dated March 10, 1998 among the Company, Madison Enterprises (PNG) Pty Limited, Matu Mining Pty Ltd., Ramsgate Resources NL, Carpenter Pacific Resources NL, Oakland Pty Limited and Kare-Puga Development Corporation Pty Limited
*4.F.	Letter agreement dated January 18, 1999 between Adrian Resources, S.A. and the Company
*4.G.	Sale Agreement dated September 30, 1999 between the Company, Madison Enterprises (PNG) Ltd. and Carpenter Pacific Resources NL
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.J	Option Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.K	Supplementary Agreement dated October 17, 2005 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited

Exhibit Number	Description of Document	Page No.

*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.M	Amending Agreement dated June 22, 2006 between the Company, Madison Enterprises (BVI) Inc., Madison Enterprises (PNG) Limited and Longview Capital Partners Limited
*4.N	Amended and Restated Option Agreement dated June 25, 2007 between the Company, Longview Capital Partners Limited, Buffalo Gold Ltd., Buffalo Gold (PNG) Ltd., Madison Enterprises (BVI) Inc. and Madison Enterprises
(PNG) Limited
*4.O	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*5.A.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
*6.A	Option Termination Agreement – The Belencillo Concession, dated March 1, 2012
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Madison Minerals Inc.

Consolidated Financial Statements

October 31, 2013

Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Madison Minerals Inc.

We have audited the accompanying consolidated financial statements of Madison Minerals Inc., which comprise the consolidated statements of financial position as at October 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2013, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

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

F-2

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Madison Minerals Inc. as at October 31, 2013 and 2012 and its financial performance and its cash flows for the years ended October 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

February 25, 2014

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,
	2013	2012
ASSETS

Current Assets
Cash	$85,940	$403,852
Marketable securities (Note 3)	2,890	7,225
Receivable from joint venture partner (Note 5)	29,554	10,708
Receivables	2,813	6,549
Deposits and prepaid expenses	-	3,857

Total current assets	121,197	432,191

Non-Current Assets
Property and equipment (Note 4)	-	7,869
Reclamation deposits	9,283	9,283
Exploration and evaluation assets (Note 5)	-	-

Total non-current assets	9,283	17,152

Total Assets	$130,480	$449,343

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables	$466,262	$388,800

Shareholders’ Equity
Share capital (Note 6)	68,673,644	68,673,644
Reserves	3,658,614	3,636,939
Deficit	(72,668,040)	(72,250,040)

Total shareholders’ equity (deficiency)	(335,782)	60,543

Total Liabilities and Shareholders’ Equity	$130,480	$449,343

Nature and continuance of operations (Note 1)
Commitments (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on February 25, 2014.

“Chet Idziszek”	“Vivian Danielson”
Director	Director

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012	2011

EXPENSES
Accounting and audit	$52,445	$54,625	$46,983
Amortization (Note 4)	7,869	12,942	12,942
Exploration expenditures (Note 5)	118,956	81,010	18,554
Filing fees	11,228	11,647	15,287
Insurance	7,905	8,285	7,500
Legal fees	14,273	20,249	34,990
Office and rent	73,043	12,490	2,083
Public relations	4,317	1,445	1,865
Salaries and benefits	96,518	95,465	84,949
Tax filing fees	-	19,655	-
Transfer agent fees	10,386	11,039	11,758

	(396,940)	(328,852)	(236,911)

OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	1,887	(1,858)	(4,006)
Gain on sale of mineral concession (Note 5)	-	100,000	-
Interest earned	404	5,102	2,119
Loss on sale of marketable securities (Note 3)	-	(32,237)	-
Project management fees	2,659	1,475	672
Write-down of exploration and evaluation assets (Note 5)	-	-	(7,933,976)
Write-down of marketable securities (Note 3)	(26,010)	-	-

	(21,060)	72,482	(7,935,191)

Loss for the year	(418,000)	(256,370)	(8,172,102)

Other comprehensive loss
Unrealized loss on marketable securities (Note 3)	-	(4,335)	(8,670)
Reclassification on write down of marketable securities	21,675	-	-

Total comprehensive loss for the year	$(396,325)	$(260,705)	$(8,180,772)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.21)

Weighted average number of common shares outstanding	40,906,727	40,906,727	39,487,549

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves			Total share-
	Number of		Share-based	Investment		holders’
	shares	Amount	payments	revaluation	Deficit	equity

Balance at October 31, 2010	37,406,727	$68,278,644	$3,658,614	$(8,670)	$(63,821,568)	$8,107,020
Shares issued on prospectus offering	3,500,000	395,000	-	-	-	395,000
Total comprehensive loss for the year	-	-	-	(8,670)	(8,172,102)	(8,180,772)

Balance at October 31, 2011	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248

Balance at October 31, 2011	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248
Total comprehensive loss for the year	-	-	-	(4,335)	(256,370)	(260,705)

Balance at October 31, 2012	40,906,727	$68,673,644	$3,658,614	$(21,675)	$(72,250,040)	$60,543

Balance at October 31, 2012	40,906,727	$68,673,644	$3,658,614	$(21,675)	$(72,250,040)	$60,543
Total comprehensive loss for the year	-	-	-	21,675	(418,000)	(396,325)

Balance at October 31, 2013	40,906,727	$68,673,644	$3,658,614	$-	$(72,668,040)	$(335,782)

The accompanying notes are an integral part of these consolidated financial statements

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(418,000)	$(256,370)	$(8,172,102)
Items not affecting cash:
Amortization	7,869	12,942	12,942
Gain on sale of mineral concession	-	(100,000)	-
Loss on sale of marketable securities	-	32,237	-
Write-down of exploration and evaluation assets	-	-	7,933,976
Write-down of marketable securities	26,010	-	-

Changes in non-cash working capital items:
Receivables	3,736	70,478	(13,911)
Deposits and prepaid expenses	3,857	5,625	-
Trade and other payables	77,462	106,760	109,155

Net cash used in operating activities	(299,066)	(128,328)	(129,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities (Note 3)	-	67,763	-
Expenditures on exploration and evaluation assets	-	-	(107,561)
Reclamation deposits	-	-	5,003

Net cash provided by (used in) investing activities	-	67,763	(102,558)

CASH FLOWS FROM FINANCING ACTIVITIES
Receivable from joint venture partner	(18,846)	(8,528)	3,387
Issuance of share capital	-	-	395,000

Net cash provided by (used in) financing activities	(18,846)	(8,528)	398,387

Change in cash	(317,912)	(69,093)	165,889

Cash, beginning of year	403,852	472,945	307,056

Cash, end of year	$85,940	$403,852	$472,945

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
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

As at October 31	2013	2012

Working Capital (Deficiency)	$(345,065)	$43,391
Deficit	$(72,668,040)	$(72,250,040)

Current assets amounted to $121,197 with current liabilities of $466,262 resulting in a working capital deficiency of $345,065.

2.	SIGNIFICANT ACCOUNTING POLICIES

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
For the years ended October 31, 2013, 2012 and 2011
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

The accounting policies set out below have been applied consistently to all years presented and have been applied consistently by the Company and its subsidiaries.

C.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Madison Enterprises (Latin America) S.A., a Panamanian corporation, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation.

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

Financial assets at fair value through profit or loss (“FVTPL”)

The Company’s financial assets at FVTPL comprise cash. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in the consolidated statement of comprehensive loss when incurred. FVTPL are measured at fair value, and changes are recognized in the consolidated statement of comprehensive loss.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than temporary impairment losses, are recognized in other comprehensive income or loss and presented in the investment revaluation reserve in shareholders’ equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investment revaluation reserve is included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise of receivable from joint venture partner and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Financial liabilities at fair value through profit or loss

This category comprises of derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statement of financial position at fair value with the changes in fair value recognized in the consolidated statement of comprehensive income or loss.

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
For the years ended October 31, 2013, 2012 and 2011
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
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.	Property and equipment (continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred.

Amortization is calculated at the following rates:

Leasehold improvements	Straight line over life of lease
Furniture and fixtures	Straight line over five years
Computer equipment	Straight line over five years
Office equipment	Straight line over five years

An item of PE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive income or loss.

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
For the years ended October 31, 2013, 2012 and 2011
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

L.	Loss per common share

The Company computes the dilutive effect of options, warrants and similar instruments whereby the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. The Company assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the year.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

M.	Use of Judgments and Estimates

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

Assessment of impairment:

The Company reviews each asset (or cash generating unit) at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset (or cash generating unit) is measured at the higher of fair value less costs to sell and value in use.

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

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

N.	New Standards Not Yet Adopted

IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 requiring additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and has an unknown postponed effective date. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, (“IAS 27”) and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28, Investments in Associates, were revised and reissued as IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

N.	New Standards Not Yet Adopted (continued)

  IFRS 13, Fair Value Measurement (“IFRS 13”) – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS
  36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Enterprises Corp., formerly Lund Gold Ltd. (“Lund”) whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party in that it has a number of directors in common with the Company. During the year ended October 31, 2013 the Company recognized a write down of $26,010 recorded in the loss for the year. During prior years, the Company recognized an unrealized loss of $4,335 in fiscal 2012 and $8,670 in fiscal 2011.

Marketable	Number of	Fair value per	Fair value end	Fair value per	Fair value
security	shares	share end of	of year	share beginning	beginning of
		year		of year	year

Lund	289,000	$0.01	$ 2,890	$ 0.025	$ 7,225

In March 2012, the Company acquired 175,438 shares in Petaquilla Mineral Ltd. (“Petaquilla”) which is listed on the TSX Stock Exchange. Petaquilla is an arm’s length company whose shares were acquired as consideration for the sale of certain mineral concessions to Petaquilla (Note 5). During the year ended October 31, 2012, the Company sold all its shares in Petaquilla for total proceeds of $67,763 and recognized a total net loss of $32,237.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares are no longer listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	PROPERTY AND EQUIPMENT

	Leasehold	Furniture and	Computer	Office
	improvements	fixtures	equipment	equipment	Total

Cost
Balance at October 31, 2011	$52,185	$8,613	$2,289	$1,622	$64,709
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at October 31, 2012	52,185	8,613	2,289	1,622	64,709
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at October 31, 2013	$52,185	$8,613	$2,289	$1,622	$64,709

Accumulated Amortization
Balance at October 31, 2011	$35,346	$5,880	$1,564	$1,108	$43,898
Amortization	10,434	1,724	460	324	12,942
Disposals	-	-	-	-	-
Balance at October 31, 2012	45,780	7,604	2,024	1,432	56,840
Amortization	6,405	1,009	265	190	7,869
Disposals	-	-	-	-	-
Balance at October 31, 2013	$52,185	$8,613	$2,289	$1,622	$64,709

Net Book Value
October 31, 2011	$16,839	$2,733	$725	$514	$20,811
October 31, 2012	$6,405	$1,009	$265	$190	$7,869
October 31, 2013	$-	$-	$-	$-	$-

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Balance, October 31, 2010	7,833,765

Advance royalty	41,169
Assays and storage	7,263
Land, legal and insurance	51,779

Total additions in the year	100,211

7,933,976

Write-down of exploration and evaluation assets	(7,933,976)

Balance, October 31, 2011	-

Advance royalty	44,410
Assays and storage	7,435
Contractors and geological staff	11,939
Land, legal and insurance	17,226

Total additions in the year	81,010

Reclassified as exploration expenditures	(81,010)

Balance, October 31, 2012	-

Advance royalty	44,721
Assays and storage	7,495
Contractors and geological staff	29,127
Land, legal and insurance	37,613

Total additions in the year	118,956

Reclassified as exploration expenditures	(118,956)

Balance, October 31, 2013	$-

Lewis Property, Nevada

The Company and Americas Bullion Royalty Corp. (“Americas”) (formerly Golden Predator Corp. and formerly Great American Minerals, Inc.) entered into an exploration and option to purchase agreement with Victory Exploration Inc. dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County, Nevada. Americas is a publicly traded company trading on the Toronto Stock Exchange.

The Company and Americas also entered into a joint venture letter agreement dated May 23, 2002 whereby the Company acquired a 60% interest in the Lewis Agreement and the Company and Americas elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

On March 29, 2006, the Company and Americas entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”). Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from Americas as well as charging a project management fee to offset certain administrative expenses.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

On December 27, 2007 the parties to the Venture exercised their option to purchase the Lewis Property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60% and recorded as acquisition costs of $1,206,720 and advance royalty cost of $36,202, and by Americas as to 40%.

As at October 31, 2013, Americas owed $29,554 (October 31, 2012 – $10,708) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

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

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. Henceforth it commenced charging ongoing exploration and related costs to its consolidated statement of comprehensive loss, classified as exploration expenditures.

In November 2013 the parties made the required advance royalty payment in respect of calendar year 2014 of USD $76,499 of which the Company’s portion was USD $45,899, recorded as $48,630.

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

6.	SHARE CAPITAL

	(a)	Authorized:

As at October 31, 2013, the authorized share capital of the Company was an unlimited number of common shares without par value.

	(b)	Issued:

Common shares: 40,906,727 (October 31, 2012 – 40,906,727; October 31, 2011 - 40,906,727)

	(c)	Shareholders rights plan:

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

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

6.	SHARE CAPITAL (CONTINUED)

	(d)	Stock options:

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

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at October 31, 2010	2,637,616	$0.83
Granted	-	-
Exercised	-	-
Expired or cancelled	(1,687,616)	1.10
Outstanding at October 31, 2011	950,000	$0.36
Granted	-	-
Exercised	-	-
Expired or cancelled	(200,000)	0.77
Outstanding at October 31, 2012	750,000	$0.25
Granted	-	-
Exercised	-	-
Expired or cancelled	(750,000)	0.25
Outstanding and exercisable at October 31, 2013	-	$-

(e)	Share compensation plan:

The Company has a plan whereby the Board of Directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

6.	SHARE CAPITAL (CONTINUED)

	(f)	Warrants:

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at October 31, 2010	984,833	$0.25
Issued	3,500,000	0.15
Exercised	-	-
Expired or cancelled	(984,833)	0.25
Outstanding at October 31, 2011	3,500,000	$0.15
Issued	-	-
Exercised	-	-
Expired or cancelled	-	-
Outstanding at October 31, 2012	3,500,000	$0.15
Issued	-	-
Exercised	-	-
Expired or cancelled	(2,500,000)	0.15
Outstanding and exercisable at October 31, 2013	1,000,000	$0.16

As at October 31, 2013, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

1,000,000*	$0.16	April 14, 2015

* On April 15, 2013, the terms of these warrants were amended to extend the expiry date of the warrants from April 14, 2013 to April 14, 2015. All other terms remain the same.

7.	RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with key management personnel, consisting of senior officers, directors and a professional services firm controlled by a director:

	Year ended October	Year ended October	Year ended October
	31, 2013	31, 2012	31, 2011
Directors’ fees	$12,000	$12,000	$12,000
Legal fees	5,500	14,350	30,100
Salaries and benefits	76,440	83,440	72,860
	$93,940	$109,790	$114,960

Directors’ fees, legal fees, and salaries and benefits have been expensed to operations, or capitalized to exploration and evaluation assets, based on the nature of the expenditure.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS (CONTINUED)

Included in trade and other payables at October 31, 2013 is $388,730 (October 31, 2012 - $321,210; October 31, 2011 - $233,660) due to related parties.

8.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of exploration and evaluation assets located in the United States (Note 5). The Company’s property and equipment are all currently located in Canada (Note 4).

9.	COMMITMENTS

To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in Note 5.

The Company has no contingencies.

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, marketable securities, receivable from joint venture partner, receivables, and trade and other payables.

(a)	Financial assets and liabilities by category

At October 31, 2013	FVTPL	Available-for- sale	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash	$85,940	$-	$-	$-	$85,940
Marketable securities	-	2,890	-	-	2,890
Receivable from joint venture partner	-	-	29,554	-	29,554
Receivables	-	-	2,813	-	2,813
Total financial assets	$85,940	$2,890	$32,367	$-	$121,197

Financial liabilities
Trade and other payables	$-	$-	$-	$466,262	$466,262

At October 31, 2012	FVTPL	Available-for- sale	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash	$403,852	$-	$-	$-	$403,852
Marketable securities	-	7,225	-	-	7,225
Receivable from joint venture partner	-	-	10,708	-	10,708
Receivables	-	-	6,549	-	6,549
Total financial assets	$403,852	$7,225	$17,257	$-	$428,334

Financial liabilities
Trade and other payables	$-	$-	$-	$388,800	$388,800

(b)	Fair value of financial instruments

The carrying values of receivable from joint venture partner, receivables, and trade and other payables approximate their fair values due to their relatively short maturity.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	FINANCIAL INSTRUMENTS (CONTINUED)

	(c)	Fair value hierarchy

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

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at October 31, 2013 and October 31, 2012:

At October 31, 2013	Level 1	Level 2	Level 3	Total

Cash	$85,940	$-	$-	$85,940
Marketable securities	$2,890	$-	$-	$2,890

At October 31, 2012	Level 1	Level 2	Level 3	Total

Cash	$403,852	$-	$-	$403,852
Marketable securities	$7,225	$-	$-	$7,225

11.	FINANCIAL RISK MANAGEMENT

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

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD), however, at October 31, 2013 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At October 31, 2013 the Company had current assets of $121,197 with current liabilities of $466,262 resulting in a working capital deficiency of $345,065. The Company has no regular cash flows from its operating activities. In addition, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

(c)	Equity market risk

The Company is exposed to equity market risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity market risk is the carrying value of its investments.

(d)	Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

(e)	Credit risk

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

(f)	Capital Management

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

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company had no significant non-cash transactions for the years ended October 31, 2013, 2012 and 2011.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended October 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	Year ended	Year ended	Year ended
	October 31, 2013	October 31, 2012	October 31, 2011

Loss for the year before income taxes	$(418,000)	$(256,370)	$(8,172,102)

Expected income tax recovery	$100,000	$64,733	$2,193,000
Items not deductible for tax purposes, tax rate differences and other	188,000	2,093	542,000
Losses for which no tax benefit has been recognized and change in unrecognized deductible temporary differences	(288,000)	(66,826)	(2,735,000)

Income tax (expense) recovery	$-	$-	$-

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended	Expiry dates	Year ended	Year ended
	October 31,		October 31,	October 31,
	2013		2012	2011
Exploration and evaluation assets	$10,547,000	No expiry date	$7,520,508	$8,072,106
Non-capital losses available for future periods	5,065,000	2014-2033	7,889,166	7,125,047
Property and equipment	278,000	No expiry date	269,643	256,701
Other	55,000	No expiry date	78,771	49,037

Tax attributes are subject to review, and potential adjustments, by tax authorities.