Form 20-F
period 2014-10-31
Battle Mountain Gold Inc.
filed 2015-03-31
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2014

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________

For the transition period from ___________________ to ______________________

Commission file number: 0-29250

Battle Mountain Gold Inc. (formerly Madison Minerals Inc.)
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Company’s name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive offices)

Page 1 of 47 Pages
The Exhibit Index is located on Page 46

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	______________________

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

26,461,396

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

Yes [   ] No [   ] Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2014 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ITEM 8.	FINANCIAL INFORMATION	27
A.	Consolidated Statements and Other Financial Information	27
B.	Significant Changes	28

ITEM 9.	THE OFFER AND LISTING	28
A.	Offer and Listing Details	28

ITEM 10.	ADDITIONAL INFORMATION	29
A.	Share Capital	29
B.	Memorandum and Articles of Association	29
C.	Material Contracts	32
D.	Exchange Controls	33
E.	Taxation	33
	Material Canadian Federal Income Tax Consequences	33
	Material United States Federal Income Tax Consequences	34
F.	Dividends and Paying Agents	39
G.	Statements by Experts	39
H.	Documents on Display	39
I.	Subsidiary Information	39

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39

PART II		39

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	39

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	39

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	40

ITEM 15.	CONTROLS AND PROCEDURES	40

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	41
ITEM 16B.	CODE OF ETHICS	42
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	42
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	43
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	43

PART III		43

ITEM 17.	FINANCIAL STATEMENTS	43

ITEM 18.	FINANCIAL STATEMENTS	43

ITEM 19.	EXHIBITS	43

SIGNATURES		45

EXHIBIT INDEX		46

GLOSSARY OF TECHNICAL TERMS

This glossary comprises a list of common technical terms that are typically used by exploration geologists, edited to conform where possible to actual usage in the body of this 20-F report. Users are advised to refer to more comprehensive dictionaries of geology in printed form or available on the internet for a complete glossary.

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
Autochthonous	Rocks or materials which are presently located in their place of origin.
Basinal (of sediments)	Describing a natural depression of strata containing a stratified deposit.
Calcareous	The term calcareous, when applied to a rock name, implies that as much as 50% of the rock is comprised of calcium carbonate (Ca CO3).
Cambrian	A geologic time span from 485 to 541 Ma.
Chert	A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz. It displays a distinctive conchoidal fracture and occurs in a variety of colors. The term flint is synonymous.
Clastic	A rock composed principally of fragments derived from pre-existing rock.
Coeval	A term applying to items having the same age or date of origin.
Comagmatic	Igneous rocks displaying a common set of chemical and mineralogical features. As such, they are regarded as having derived from the same parent magma.
Cordilleran	Referring to the great mountainous region of western North America, lying between the Great Plains and the Pacific Ocean.
Core drilling	A form of drilling which recovers cylindrical samples of the target rock through the use of a hollow drilling bit, which cuts and retains a section of the rock penetrated.
Cretaceous	A geologic time span from 66 to 145 Ma.
Devonian	A geologic time span from 359 to 419 Ma.
Diorite	A group of plutonic rocks intermediate in composition between acidic and basic.
Dike	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks. Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.
Eocene	A geologic time span from 34 to 56 Ma.
Facies	A lateral subdivision of a stratigraphic unit.
Fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement along the fractures as a result of movement.
Fault vein	A mineral vein deposited in a fault fissure.
Footwall	The wall or rock under a vein; or, the wall on the lower side of a reef, lode or fault.
Fold	When originally flat and level surfaces, such as in sedimentary rocks, are bent or curved as a result of pressure and high temperature.
Fracture	A planar separation in a rock that divides the rock into two or more pieces.
Gangue	The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process. Gangue is not economically desirable material that is separated from the ore during the mine concentration process.
g/t	Grams per metric tonne.
Granodiorite	A coarse-grained granitic rock containing quartz, feldspar and biotite.
Hanging wall	The wall or rock on the upper side of an inclined vein.
Hydrothermal	Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.

Imbricate	Describing the shingle structure displayed by a series of rock slices, either thick or thin, separated by high-angle reverse faults or thrust faults.
Induced Polarization or IP	A geophysical survey technique that measured various electrical properties. This system introduces a strong electrical charge into the sub-surface and then measures its charging intensity and strength at various controlled stations over distance distribution. Often used to identify dissemingated massive sulphide deposits.
Indurated	Hardened; applied to rocks hardened by heat, pressure or the addition of a cementing ingredient; or, applied to consolidated sediments, or to incoherent sediments that have been cemented or lithified or otherwise changed into sedimentary rock.
Intrusive	In petrology, having, while molten, penetrated into or between other rocks, but solidifying before reaching the surface; said of certain igneous rocks; similar to plutonic.
Ma	Million years before the present.
Magma	Naturally occurring molten rock, generated within the earth.
Magnetic geophysics	A form of geophysical measurement which seeks to identify and interpret a measured magnetic pattern from a theoretical or empirically smoothed magnetic field on the earth’s surface.
Mesozoic	A geologic time span from 66 to 252 Ma.
Mineral Deposit or	A mineralised body which has been delineated by appropriately spaced drilling
Mineralised Material	and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.
Mineralization	A natural aggregate of one or more metallic minerals.
Oligocene	A geologic time span from 23 to 34 Ma.
Ordovician	A geologic time span from 419 to 485 Ma.
Orogeny	The process of mountain making, especially by the folding of the earth’s crust. The Antler Orogeny is held to have occurred over a very long period extending from approximately 380 Ma to as late as approximately 300 Ma; theories about this process are unresolved. The Sonoma Orogeny was a period of mountain building in western North America, generally thought to have occurred during the Permian / Triassic transition, around 250 million years ago, following the Antler Orogeny.
Ounces	Troy ounces.
Paleozoic	A geologic time span from 252 to 541 Ma.
Pennsylvanian	A geologic time span from 299 to 323 Ma.
Permian	A geologic time span from 252 to 299 Ma.
Pliocene	A geologic time span from 2.6 to 5.3 Ma.
Plutonic	Of igneous origin. A general name for those rocks which have crystallized in the depths of the earth, and have therefore assumed, as a rule, a granitoid texture.
Quaternary	A geologic time span less than 2.6 Ma.
RC/Reverse Circulation	A rapid type of drilling using a fluid/air to recover the drill cuttings from the rotary
Drilling	down-hole hammer bit.
Siliceous	Of, relating to, or derived from silica.
Splays	Divergent small faults at the extremities of large, normal faults.

Stratigraphy	The science of studying rock strata, concerning the characteristics and attributes of rock strata formation. This includes interpretation in terms of origin and geologic history. All classes of rocks, consolidated or unconsolidated, fall within the general scope of stratigraphy. It is also the arrangement of strata (layered rocks) relative to geographic position and chronological order of sequence.
Structure	General description of geological elements that include faults, fractures and folds created by tectonic forces that occur within the earth.
Tectonics	The processes which create the broad architecture of the surface of the earth.
Tertiary	A geologic time span from 2.6 to 66 Ma.
Thrust Faults	A structural displacement (fault) displaying a dip angle of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upwards relative to the foot wall. Horizontal compression rather than vertical displacement is the characteristic feature.
Tonne	A metric ton (1,000 kilograms or 2,204 pounds).
Triassic	A geologic time span from 201 to 252 Ma.
Tuff	A general term for all consolidated volcanic rocks derived from volcanic explosions into the air.
Uncomformable, -ly	Not succeeding the underlying strata in immediate order of age.
Wallrock	The country rock immediately adjacent to a vein or lode.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

As set out in Item 4.A of this annual report, the registrant in this document is the accounting acquirer in a “reverse acquisition” transaction. The Company was incorporated in April 2012 and its first fiscal year was an abbreviated period from inception to October 31, 2012. The selected financial data below cover only two fiscal years, those ended October 31, 2014 and 2013 pursuant to section 3-05 of Regulation S-X in that revenues in the most recent fiscal year are less than $50 million.

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with those financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended October 31, 2014 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS

		Year ended October 31
		2014	2013

(a)	Total revenue	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($626,663)	($233,644)
	Per Share[1]	($0.03)	($0.09)
(c)	Total assets	$2,912,643	$662,749
(d)	Total long-term debt	$0	$0
(e)	Capital stock	$3,262,874	$621,252
(f)	Total shareholder equity	$2,671,446	$378,510
(g)	Cash dividends declared per share	none	none
(h)	Net earnings (loss) for the year
	Total	($626,663)	($233,644)
	Per Share[1]	($0.03)	($0.09)

Note 1: Per share amounts are not presented on a full-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On March 25, 2015, the exchange rate, based on the noon buying rate published by the Bank of

Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.2513.

The following table sets out the high and low exchange rates for each of the last six months.

	2015		2014
	February	January	December	November	October	September
High for period	1.2711	1.2711	1.1615	1.1440	1.1306	1.1200
Low for period	1.2374	1.1749	1.1328	1.1236	1.1104	1.0874

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2014	2013	2012	2011	2010
Average for the period	1.0906	1.0301	1.0046	0.9868	1.0378

B.	Capitalization and Indebtedness

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2014 under IFRS was $909,274. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.355 to a low of $0.07 in the period beginning May 14, 2014 – the date its securities commenced trading on the TSX Venture Exchange – and ending on the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current low valuations.

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

The Company presently has insufficient cash resources to meet the costs it would wish to incur on exploration programs and mineral tenure maintenance costs in 2015 on its Lewis Property, nor to sustain its general and administrative costs beyond May 2015. Any such costs will require additional financing in order to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, equity financing, debt financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

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

Risks to U.S. investors arising from the fact that a majority oft the Company's officers and directors reside outside the U.S., raising the risk of potential unenforceability of civil liabilities and judgments

The Company and its officers and two out of three of its directors are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Name and Incorporation

The Company’s full corporate name is “Battle Mountain Gold Inc.” (“BMG”). The Company was incorporated under the British Columbia Business Corporations Act on April 2, 2012. BMG’s registered office is at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. The head office and principal business office of the Company is located at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9. Its telephone number is 604-331-8772.

General Development of Business

History

BMG was incorporated in British Columbia on April 2, 2012 and, prior to the acquisition of Madison Minerals Inc. in May 2014 as set out below under Acquisition of Madison Minerals Inc. (the “Reverse Takeover” or “RTO”), its only asset was the option, through its wholly owned subsidiary incorporated in Nevada, USA, Battle Mountain Gold (USA) Inc. (“BMG US”), to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. For more information on the Lewis Property, see Item 4.D below, “Property, Plant and Equipment”.

Narrative Description of the Business

BMG is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. On March 13, 2013, BMG and BMG US entered into an option agreement (the “Phoenix Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals Inc.) for the option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. The Phoenix Option Agreement provides that to exercise the BMG Option, BMG or BMG US must:

(a)	pay NRC $50,000 in cash immediately upon execution of the agreement (paid);

(b)	issue 2,000,000 common shares at a deemed value of $0.15 per share to NRC immediately upon execution of the agreement (issued);

(c)	pay $50,000 in cash to NRC six months after the date of the agreement (paid);

(d)	issue 500,000 common shares on or before March 31, 2015 (not yet issued; subject to the approval of the TSX Venture Exchange); and,

(e)

at the sole discretion and option of BMG, pay NRC $1,600,000 either in cash or in common shares of BMG, or in the case of a reverse takeover, common shares of the resulting public company at a share price equal to the lesser of, in the case of an initial public offering, the initial public offering share price, the market price and $0.40 per share within 12 months after the date of the agreement.

The Phoenix Option Agreement was BMG’s only asset prior to the RTO. As of the date of this Form 20-F, only the payment of $1,600,000 to NRC remains outstanding and it has been extended by 48 months such that the payment is not due until March 13, 2017 except that the due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in BMG or BMG US having raised an aggregate total of more than $10,000,000.

Also see Interest of Madison in Lewis Property below in this section A.

Acquisition of Madison Minerals Inc.

Pursuant to a Share Exchange Agreement under the laws of British Columbia and Canada dated March 13, 2014 (the “SEA”) between BMG and the then security-holders of BMG on the one hand, and Madison Minerals Inc. (“MMR”) on the other hand, on May 14, 2014 MMR acquired all the shares and other securities of BMG and its security-holders by issuing 15,420,000 shares of MMR on a one for one basis for shares of BMG and 2,000,000 warrants of MMR on a one for one basis for warrants of BMG. At the same time MMR consolidated its pre-existing share capital on a one new for four old share basis such that the previous shareholders of MMR held 11,041,386 post-consolidation shares of MMR. A total of 26,461,396 shares of MMR were issued and outstanding at the conclusion of the acquisition of BMG.

Because the former shareholders of BMG held 58.3% of MMR following the acquisition and the former shareholders of MMR held 41.7% of MMR, this transaction resulted in the treatment of the acquisition as a “Reverse Takeover” under IFRS accounting standards (sometimes referred to under Rules of the Securities Exchange Commission as a “reverse acquisition”), such that BMG (the acquired company in legal terms) is regarded as the acquiring company in accounting terms, and MMR (the acquiring company in legal terms) is regarded as the acquired company in accounting terms.

Coincident with the RTO, the former BMG changed its legal name to “BMG Mining Inc.” (“BMGMI”) and MMR changed its legal name to “Battle Mountain Gold Inc.” Following the RTO, the newly named Battle Mountain Gold Inc. (the former Madison Minerals Inc.) continued as the registrant with the SEC in accordance with SEC rules in respect of reverse acquisition transactions. The financial statements presented with and accompanying this Form 20-F are those of the accounting acquirer, including the consolidation of the former MMR into BMG subsequent to the RTO.

Interest of Madison in Lewis Property

By a series of agreements from 2002 to 2007 Madison acquired a vested 60% interest in the Lewis Property, a contiguous block of 360 unpatented and seven patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada. The remaining 40% interest is held by Nevada Royalty Corp. (“NRC”) which has entered into an option agreement to sell its 40% joint venture interest in the Lewis Property to BMG Mining Inc. (formerly Battle Mountain Gold Inc.), a subsidiary of BMG.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of a predecessor owner. These royalties are subject to a purchase provision, initially US$4,000,000 in the year following the exercise of the purchase option in 2007. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$7,500,000. The advance royalty for the first eight years has been paid by the Joint Venture in December 2007 through 2014. The amount of the payments in the three most recent calendar years as determined pursuant to the escalation clause was US$79,120 in December 2014, US$76,499 in December 2013 and US$75,492 in December 2012.

B.	Business Overview

Since its incorporation, the Company has been in the business of the acquisition and exploration of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. At present, however, the Company’s sole mineral property is in the exploration stage; the Company’s property does not have a known body of commercial ore; and this property is not yet at the commercial development or production stage.

Since 2013 the Company has been focused primarily on the acquisition of various interests in the Lewis Property in Nevada as set out in Part 4.A preceding, including the business combination with MMR. See “Item 4 -Information on the Company - D. Property, Plants and Equipment” below. This is the only project which the company regards as significant.

C.	Organizational Structure

The following chart sets out the Company’s corporate structure, from a legal standpoint, and the mineral properties owned by each of the Company’s subsidiaries as at March 24, 2015:

While the Company, through Madison Enterprises (BVI) Inc., owns 100% of Madison Enterprises (PNG) Limited (“MPNG”), for a number of years MPNG has been in liquidation under the laws of Papua New Guinea and accordingly the court-appointed liquidator controls MPNG, and MPNG’s subsidiaries Frontier, Oakland and Matu. The Company accordingly does not consolidate MPNG. The Company expects no proceeds from the eventual completion of the liquidation process.

The Panama subsidiary formerly held an interest in a Panama project which was sold by Madison in 2012.

D.	Property, Plants and Equipment

The following description of the Lewis Property is predominantly extracted from a report compliant with National Instrument 43-101 of the Canadian Securities Regulators (“NI 43-101”) dated March 13, 2014 (the “Lewis Report”). The author of the Lewis Report, B.R. Atkinson, B.Sc., P.Geol., MAusIMM, of Apex Geoscience Ltd., is a “qualified person” as defined in NI 43-101. The entire Lewis Report may be viewed on the Company’s website www.battlemtngold.com under the heading Investor Info / Articles, Agreements and Reports.

Property Description, Location and Access

The Lewis Property comprises a contiguous claim/group totaling 360 unpatented and seven patented lode mining claims and a fee parcel (2,225 hectares/5,500 acres) located in the Battle Mountain Mining District, Lander County, Nevada, USA. It is located approximately 20 km (12 mi) southwest of the town of Battle Mountain and Interstate I-80. The property lies immediately north and northwest of Newmont Mining’s

Location Map
Reno
Lewis Property
Las Vegas
Miles
0
100
Nevada, USA
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
R 43 E
T 32 N
T 31 N
N
Newmont
Newmont
N. Hider Fault
Eagle Peak Fault
Hider, White & Shiloh
Central Virgin
Trinity
Buena Vista South
Virgin
Plumas Fault
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Pp
Pap
Pb
Ch
Dsc
Pj
Ov
Tag
Geological Explanation
Tag
Altered Granodiorite
Pj
Jory Member of the Havallah Fm
Pp
Pumpernickle Formation
Pem
Edna Mountain Formation
Pap
Antler Peak Formation
Pb
Battle Mountain Formation
Ch
Harmony Formation
Dsc
Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid
(Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Showings
0
0.5
1
2
kilometres

producing open-pit Phoenix Mine.

The property is accessed by travelling south from Battle Mountain 15 km (9.5 mi) on State Highway 305, then 8 km (5 mi) west on the Galena Canyon unimproved dirt road. The nature of transport to the property is by four-wheel drive motor vehicle. Numerous drill roads provide local access to most parts of the property.

Management believes that sufficient electrical power, water and personnel resources exist on or near the project location, and that the physiography of the property allows sufficient areas for tailings disposal, waste disposal, leach pad sites, and processing facilities. However, surfaces currently owned are not sufficient for mining. Additional surface rights would need to be negotiated with the Bureau of Land Management.

The Phoenix Joint Venture currently owns a 100% interest in the Lewis Property, subject to a minimum advanced royalty in the amount of US$60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include a 5% royalty on the value of gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. In recent years the escalated annual advance royalty payments have been in the order of US$75,000 to $80,000. BMG through its wholly owned U.S. subsidiary, Madison US, holds a 60% participating interest in the Phoenix Joint Venture and NRC, formerly GAM, holds a 40% participating interest in the Phoenix Joint Venture. On March 13, 2013, BMG through its wholly owned U.S. subsidiary BMG USA was granted the option to purchase NRC’s interest in the Phoenix Joint Venture on the terms set out in item 4A of this Form 20-F.

The Phoenix Joint Venture operates under the terms of an exploration development and mine operating agreement between NRC (formerly GAM) and Madison dated March 29, 2006.

Title and Tenure Maintenance

A title opinion for the Lewis Property was prepared in February 2014 by a Nevada law firm for purposes of the RTO transaction.

Obligations that must be met to retain the property are annual payment filing fees to the US Bureau of Land Management for the unpatented claims (US$140 per claim, totaling US$50,400) and payment of taxes to Lander County for the patented claims (US$227.26). The claims are valid as long as the annual filings and assessment payments are made. Filing fees and taxes have been paid for 2014.

History of Previous Operations

Management is aware of exploration activity by several previous operators since 1986, including the following: American Barrick Resource Corp. 1986-1989; Homestake Mining 1988-1989; Santa Fe Pacific Gold Corp 1994-1995; Nighthawk North Exploration and United Tex-Sol Mines 1996-1997; Golden Phoenix Mines 1998-1999; and Newmont Mining Corp 2000-2001.

These companies carried out mapping, soil and rock geochemistry, magnetic and induced polarization geophysics, and both diamond and reverse circulation drilling, sometimes extensive. In each case, however, the property was ultimately returned to the underlying owner. A more complete description of these programs may be found in the Lewis Report on the Company’s website.

Work Conducted by Phoenix Joint Venture 2002 to 2014

The Phoenix Joint Venture acquired its interest in the property in 2002 and carried out exploration programs exceeding an aggregate $7.5 million between 2002 and 2008. From 2009 to mid-2014 the joint venture minimized its expenditures, due to financing conditions in the capital markets. Among other activities, the joint venture drilled 176 holes on the Lewis Property during the period 2002 to 2008 including both reverse circulation (RC) and core drilling. A total 6,812 metres of diamond drilling and 29,225 metres of RC drilling were carried out from 2002 to 2008.

The bulk of the drilling targeted the Virgin Structural Zone (VSZ) located on the seven patented claims situated along the southeastern property boundary adjacent to the northern Phoenix Mine boundary. Dump material from the adjacent Phoenix Mine covers a portion of these claims. It is situated at the divide between Galena Canyon to the north and Copper Canyon to the south.

Drilling has only been conducted on a small portion of the VSZ extending from near the southern boundary at 28,450N to 30,900N, approximately 750 m (2,450 ft.), and from the eastern Newmont boundary at 4,000E to 5,300E approximately 400 m (1,300 ft.). Drilling has predominantly been oriented to the east, perpendicular to the north-striking, west-dipping western splay of the VSZ. Later drilling in 2006 and 2007 saw eighteen holes oriented northeast to intersect northwest trending cross structures.

Geological mapping and both RC and core drilling indicate that the Virgin area is divided into various structural blocks by at least three northerly trending splays/strands of the VSZ and at least two northwest trending cross structures which appear to step the westerly splay of the VSZ to the northwest along its northerly strike.

Present Status of Property and Recent and Proposed Work

Information in this section is based upon the Company’s programs under the supervision of Steven Garwin, PhD, FAIG, FAusIMM, a “qualified person” under NI 43-101 and a director of the Company. It is not based on the Lewis Report.

In mid-2014 BMG commenced a renewed exploration program based on recommendations in the Lewis Report for a Phase 1 program of US$ 355,000. Principal components of this program have been field mapping, sampling and digitization; an airborne Hyperspectral geophysical survey; drill core re-logging; geological modeling in three dimensions; and related support and supervision. Field expenditures for this program to the year end date October 31, 2014 were $291,854 and to January 31, 2015 a further approximate $28,500 has been incurred.

The Company has reported on exploration results from these programs in three detailed news releases dated September 2 and September 15, 2014 and February 17, 2015 These announcements may be viewed on the Company’s website www.battlemtngold.com under the heading Investor Info / Press Releases, and have been filed at the time of issue with the SEC via the registrant’s 6-K reports.

The Company has set out its intention in 2015 to carry out a diamond-core drill program of 3,000 metres designed to extend known zones of mineralization and discover potential new gold- and silver-bearing bodies. Such a program would be of significant cost and would require additional financing in the capital markets. The capital markets for companies such as BMG are currently weak, and there can be no assurance that the Company will choose to or be able to complete the financing to support a drill program.

The Company has also set out its intention for a program of re-logging of drill chips from past RC drill holes undertaken by Madison in the 2002 to 2008 period. The first priority for this re-logging program would evaluate 52 holes representing 10,800 metres or 38% of the RC chips drilled by Madison in the 2002 to 2008 period.

The Lewis Property is without known reserves, and the proposed programs are exploratory in nature.

Geology and Rock Formations

Regional Geology

Permian to Cambrian sediments are exposed in several imbricate thrust sheets throughout the region. Devonian to Cambrian rocks lie within the Roberts Mountain thrust sequence. These Lower Palaeozoic rocks are unconformably overlain by the Antler sequence comprised of Pennsylvanian to Permian near shore carbonates and clastics. During the Triassic, the Golconda Thrust moved Pennsylvanian to Permian siliceous basinal sediments of the Havallah Sequence from the west; these now lie unconformably over the Roberts Mountain sequence.

Local Geology

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed in the east below the Dewit Thrust, a major splay or imbricate thrust of the Roberts Mountain sole thrust. The Scott Canyon and Valmy Formations represent a western siliceous sediment and volcanic facies assemblage deposited in deep water adjacent to the Cordilleran platform.

Structurally overlying this sequence is the Late Cambrian Harmony Formation, which crops out in the central portion of the property. It represents a transitional assemblage of quartzo-feldspathic sandstone with lesser shale, limestone and volcanic rocks, approximately 900 m (3,000 ft.) thick.

These formations were transported eastward during the Antler Orogeny along the Roberts Mountain thrust fault that is not exposed and is postulated to occur at depth. The Dewit Thrust separates the Harmony Formation in its hanging wall from the foot wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Palaeozoic siliceous sediment, volcanic and transitional assemblages are autochthonous Upper Palaeozoic clastics and carbonates of the Antler Sequence encompassing three formations. The basal Battle Formation comprises 222 m (730 ft.) of conglomerate and sandstone with lesser interbedded shale and limestone of Pennsylvanian age. The middle Antler Peak Formation of Late Pennsylvanian to Early Permian age comprises 60-518 m (200-1,700 ft.) of fossiliferous limestone with subordinate sandy and shaley layers. The upper Edna Mountain Formation of Permian age comprises 30-60 m (100-200 ft.) of calcareous and carbonaceous shale, limestone, sandstone, and conglomerate. These rocks crop out in the central part of the property along the Virgin Fault and Golconda Thrust The allochthonous Havallah assemblage of Pennsylvanian to Permian age, the basinal equivalent of the Antler sequence, has been transported from the west along the Golconda sole thrust during the Sonoma Orogeny. The Havallah assemblage, which crops out in the western part of the property, has been divided into the Pumpernickel and Havallah Formations. The Pumpernickel Formation slope facies comprises over 1,500 m

(5,000 ft.) of chert, argillite and minor volcanic separated from the Havallah Formation basinal turbidites by the Willow Creek imbricate thrust, a major splay of the Golconda Thrust.

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district. The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization. Most of the plutonic rocks in the area are Late Eocene to Early Oligocene in age. These include the granodiorites of Copper Canyon and intrusives at Copper Basin and Buffalo Valley, all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s.

Early Oligocene welded ash-flow tuffs of the Caetano Tuff cap some of the higher ridges. The Caetano Tuff is coeval and comagmatic with the granodiorite intrusions. Pliocene basalts locally cover some areas of lower elevation. Recent alluvium locally fills the valley bottoms.

The complex Palaeozoic structural history, which has included several episodes of folding and thrusting, is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures. Northwest-trending structures are commonly granodiorite dikes and broad folds. North-trending normal faults are common throughout the district. Some are pre-Eocene in age, probably reflecting the onset of Basin and Range extensional tectonics. Locally they controlled the emplacement of intrusions and hydrothermal fluids, for example the Virgin Fault at Copper Canyon. Other north-trending faults, such as the range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Midas trend in this part of north-central Nevada.

Mineralization

Sulphide minerals on the Lewis Property include pyrite, galena, sphalerite, chalcopyrite, bornite, stibnite, arsenopyrite, pyrrhotite, and tetrahedrite, which occur within a calcite-quartz gangue. Known mineralization is confined to the sedimentary wallrocks and structural conduits and is controlled by the reactive (calcareous) lithologies, unconformities, structures, and proximity to intrusions.

Precious metal mineralization encountered in drilling at the southern Virgin area is classified as either bedding replacement or structurally controlled. Stratigraphically controlled refers to flat lying or gently dipping tabular shaped mineral zones that are dominantly controlled by carbonate-rich stratigraphy and formational contacts. Stratigraphically controlled mineralization is most commonly found adjacent to mineralized faults. In detail, the location of most precious metal mineralization indicates a strong structural control by the major and/or related secondary structures.

Fault-vein mineralization has been found associated with major north-northwest trending west dipping structural zones that cross both the Phoenix Mine and the Lewis Property: far western Independence, west Copper Canyon, the central Virgin, and the eastern Plumas-Trinity structural zones. These structures each expose a different structural and/or stratigraphic level, with the youngest stratigraphy found to the west.

Many of the mineralized areas on the Lewis Property are associated with these four structural zones. The Virgin-Hider-White and Shiloh, Buena Vista-Meagher, Southern-Filippini, Plumas-Trinity and Antler Peak areas have been the focus for most of the historic exploration and are still considered to have the greatest exploration potential.

Precious metal mineralization has been traced by drilling for 750 m (about 2,450 ft.) to the north from near the southern claim boundary at 28,450N to 30,900N and 350 m (1,150 ft.) to the west from 5,200E to 4,000E and to a depth of 240 m (780 ft.) beneath surface.

Precious metal (gold-silver) mineralization following structure crosscuts all stratigraphic units. Gold and silver mineralization is accompanied by a distinctive suite of the base metals lead, zinc, copper and molybdenum accompanied by geologically significant trace element signatures.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

The nature of the Company and of its operations has changed significantly in the two financial years presented, such that management does not believe that readers of this document and of the financial statements included as exhibits can derive much meaningful information in comparing the fiscal year ended October 31, 2014 to that ended October 31, 2013. Prior to the reverse takeover/RTO/reverse acquisition transaction which closed May 14, 2014 the Company had no permanent employees, maintained no operational office, had its administrative affairs principally conducted by a law firm acting under the direction of the Company’s two directors, conducted no mineral exploration activities, and was primarily focused on acquiring the option on a 40% interest in the Phoenix Joint Venture and then on carrying out the RTO transaction with Madison. Following the RTO transaction described in “Acquisition of Madison Minerals Inc.” in Item 4.A above, the Company as its primary focus commenced an active exploration program, had three permanent employees working in an operational office, engaged numerous exploration personnel on a consulting basis, and assumed carrying out its own administration.

Fiscal Year Ended October 31, 2014 Compared to Fiscal Year Ended October 31, 2013

As set out in the consolidated statements of comprehensive loss in the financial statements in Exhibit F, during the fiscal year ended October 31, 2014 the Company reported a loss of $626,663 versus $233,644 in fiscal 2013. As set out in the Overview above, there is little basis for comparability between the two fiscal years. In the 2013 fiscal year, the Company recorded “Expenses” of $180,517 made up of only three cost centres: interest $2,744, legal fees $77,773 and share-based payments of $100,000. The category “Other income (expenses)” totaled $53,127 of net expense made up of a $54,945 write-off a mineral project interest abandoned in the year and $1,818 by way of a foreign exchange gain.

In the 2014 fiscal year, the Company recorded “Expenses” of $621,413 arising from an expanded list of ten cost centres as it undertook a significant level of activities in support of the exploration programs commenced following the RTO transaction in May 2014. The category “Other income (expenses)” totaled a net expense of $5,250; however, this net amount included a $50,000 write-down in amending a mineral property agreement, a $33,367 gain on the forgiveness of an amount payable, and an $8,612 foreign exchange gain.

Readers should note that a high proportion of the fiscal 2014 expenses were incurred in the post-RTO period May to October 2014.

The most significant cost centres comprising the $621,413 of fiscal 2014 expenses were the share-based payments of $301,011 (48%), salaries and benefits $110,642 (18%), accounting and audit $66,903 (11%) and filing fees $63,444 (10%). The share-based payments are a non-cash item and arose on the grant of stock options following the RTO transaction. Accounting and audit costs, and filing fees, are strongly associated with the RTO transaction.

The losses per share in fiscal 2013 and fiscal 2014 are not very comparable. In the 2013 fiscal year the issued share capital of the pre-RTO Company was modest, reflecting its status as a recently incorporated start-up. The 2014 share capital was materially increased as a result of the RTO transaction. Management believes that it is too early in the life of the post-RTO company to draw meaningful inferences about administrative cost patterns going forward.

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

Readers of this report are directed to the first risk factor presented under Item 3.D above. At the fiscal year-end the Company had a working capital deficiency (negative working capital) of $105,836. Subsequently, working capital increased by the gross cash proceeds of $257,500 from the December 2014 private placements of equity, and diminished by outlays for the advance royalty payment, all as set out in Note 12 to the Financial Statements, and by normal course operating expenses.

Comment on Capital Markets

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. Notwithstanding the successful financings in December 2014, there can be no assurance that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, significant doubt could arise about the ability of the Company to continue as a going concern. Over the past two years the capital markets for the raising of equity for companies such as Madison have become difficult, with some observers of the opinion that these capital markets are as unreceptive as at any time in the past 30 years or more.

Liquidity

In the near term, the Company plans to continue its mineral tenure and exploration programs on its Lewis Gold Project. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. Subject to financing opportunities, which is a very significant caveat, the Company is planning to conduct a drill program on the Lewis project in the order of 3,000 metres of core drilling. The estimated budget for this program, including a provision for certain administrative overhead costs, is $1.2 million. The Company will remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on the Company’s current cash position the Company faces the necessity to find sources of additional financing for its operations by approximately May or June 2014 – that is, in the very near future. In addition, the Company’s annual tenure maintenance costs, expected to be due and payable in August 2015, is budgeted at approximately USD $50,000. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year or at the date of this annual report.

At the end of the most recent financial year and to the date of this annual report, the Company had made short term loans from two shareholders, one of whom is a senior officer and director, totaling $100,000. These loans bear interest at six percent and have no fixed terms of repayment; however, the Company has informally undertaken to repay these loans from its next raising of equity capital.

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

Outlook

For the remainder of the fiscal year currently in progress and ending October 31, 2015, the Company’s activities will be constrained by the funds available, including further funds to be raised if the markets permit. The technical focus will continue to be the Lewis Property. Based on existing cash the Company will require additional financing in the immediate short term during the current 2015 fiscal year. The Company has no material commitments for capital expenditures for the 2015 fiscal year. In December 2014 the joint venture made the advance royalty payment due at that time on the Lewis project in the amount of US$79,120. It is the current plan of the joint venture to make a similar advance royalty payment in December 2015; however, the Company’s current cash resources are not sufficient to make such a payment at that time.

B.	Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

C.	Trend Information

Readers of this report are referred to the disclosure in Item 5.A above under “Comment on Capital Markets” for a discussion of current difficult conditions in the capital markets.

D.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

E.	Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Chet Idziszek

Mr. Idziszek is President and Chief Executive Officer and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated "Mining Man of the Year" in 1990 and the "Prospector of the Year" in 1994 for his leadership of Adrian Resources Ltd. during its exploration and development of the massive Petaquilla copper-gold-molybdenum deposits in Panama now under construction as First Quantum Minerals' Cobre Panama development project. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005, his principal focus was Oromin Explorations Ltd. and the exploration and development of its joint venture on the OJVG Gold Project in eastern Sénégal. On October 4, 2013, Teranga Gold Corporation completed the acquisition of all the issued and outstanding shares of Oromin Explorations Ltd. by way of a takeover bid.

Steven Garwin

Mr. Garwin is a director of the Company. He obtained his B.S. from Stanford in 1984 and M.Sc. from the University of British Columbia in 1987, both degrees in geology. He was awarded a Ph.D. in geology (with distinction) in 2001 from the University of Western Australia. Dr. Garwin has more than 25 years of experience as an exploration geologist with large and small mining companies working in SE Asia, SW Pacific, North America, South America, China and Russia. He was employed by Newmont Mining for ten years, including more than two years as Chief Geologist–Nevada (2000-2002), and by Geoinformatics Exploration for five years as a Principal Geologist and Consultant (2003-2007). Since 2008, Dr. Garwin has consulted to several junior and major mining companies. He is an adjunct research fellow at the Centre for Exploration Targeting at the University of Western Australia (since 2001) and has recently been appointed a visiting fellow at the Research School of Earth Sciences, Australian National University. Dr. Garwin became a fellow of the Society of Economic Geologists in 1996, a fellow of the Australian Institute of Mining and Metallurgy in 2012 and a fellow of the Australian Institute of Geoscientists in 2013. He is the technical director for the Company and provides high-level technical support and guidance for the exploration program.

Larry Kornze

Mr. Kornze is a director of the Company. He retired from Barrick Gold Corporation as the General Manager of Exploration for Mexico and Central America, and International Evaluations. Prior to working internationally, Mr. Kornze was the US Exploration Manager for Barrick Gold Exploration Inc. and was responsible for the Goldstrike Mine exploration with discoveries at Betze, Meikle, Deepstar, Screamer and Rodeo. He also held various positions with Newmont and Getty Mining Co. in North America. Mr. Kornze obtained his professional engineer designation in 1977. He has acted as a consultant and director of several junior mining companies including Candente Gold Corp. (since April 2010), Goldex Resources Corporation (since June 2006), Dynasty Gold Corp. (May 2005), Mexivada Mining Corporation (October 2004) and Duncan Park Holdings Corporation (January 2003).

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for 40 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 35 years.

B.	Compensation

During the year ended October 31, 2014, Battle Mountain paid or accrued salaries and benefits of $44,700 to Ian Brown, the Chief Financial Officer for management services, $4,000 to Chet Idziszek, the Chief Executive Officer, and $4,000 to independent director Larry Kornze for directors’ fees, and AUD $51,850 and AUD $2,000 to Steven Garwin, an independent director, for geological consulting and director’s fees respectively.

On August 14, 2014 the Company granted five-year stock options on common shares of the Company exercisable during a five year term ending August 14, 2019 at the price of $0.25 per option share. The number of options granted to officers and directors were 400,000 to Mr. Idziszek, 450,000 to Mr. Garwin, 225,000 to Mr. Kornze and 200,000 to Mr. Brown. The Company has no arrangements to provide pension, retirement or similar benefits to its officers and directors.

C.	Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. Chet Idziszek has been a director of the Company since November 7, 1993, the Chief Executive Officer of the Company since April 23, 1997 and the Chairman of the Board of Directors of the Company since November 8, 1999 and the President of the Company since August 31, 2001. Steven Garwin has been a director of the Company since May 14, 2014. Larry Kornze has been a director of the Company since May 14, 2014. Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Chet Idziszek, Steven Garwin and Larry Kornze, being all the directors of the Company. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the interim and audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company’s auditors, the Audit Committee shall convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.	Employees

During the fiscal year ended October 31, 2014, the Company had three permanent employees, all of whom worked at the Company’s head office. Of the three employees, two worked in management roles and one in an administrative role. Mineral exploration work was carried out by contract staff. During the 2013 fiscal year the Company had no permanent employees, all of its affairs being administered by a professional firm.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	March 16, 2015	March 16, 2015	Ownership	Price	Expiry Date
			¹
Chet Idziszek	1,453,397	525,000	6.79%	$0.15-$0.25	August 14, 2019
Steven Garwin	900,000	500,000	4.80%	$0.15-$0.25	August 14, 2019
Larry Kornze	50,000	225,000	0.94%	$0.25	August 14, 2019
Ian Brown	Nil	200,000	0.69%	$0.25	August 14, 2019

Total:	2,403,397	1,450,000	13.22%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 25, 2015, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 29,145,896 Common Shares outstanding as of March 25, 2015.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, there are 1,550,000 stock options outstanding and there are 1,364,590 shares reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As at March 18, 2015 David Elliott, a resident of British Columbia, Canada, held or beneficially controlled 2,681,125 or 9.2% of the total 29,145,896 common shares of the Company issued and outstanding, and Golden Predator US Holding Corp. (“GPUHC”), a Nevada corporation, held 2,000,000 common shares or 6.9%. Mr. Elliott obtained his shares for cash as an investor in private placement securities of the Company both prior to and subsequent to the RTO transaction. GPUHC obtained its shares pursuant to an agreement dated March 13, 2013 whereby the Company acquired an option on a 40% interest in the Lewis Gold Project, as set out in Item 4.A – “History and Development of the Company”

Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at February 11, 2015 there were

29,145,896 common shares of the Company issued and outstanding. At such date there were 189 registered holders of the Company’s common shares resident in the United States, holding an aggregate 5,337,998 common shares, including 2,232,452 shares held by Cede & Co. This number represents approximately 18.31% of the total issued and outstanding common shares of the Company as at February 11, 2015. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company’s common shares resident in the United States as at February 11, 2015 there were 1,072 beneficial holders, holding an aggregate 3,526,843 common shares. This number represents approximately 12.10% of the total issued and outstanding common shares of the Company as at February 11, 2015. Including the 2,232,452 shares held by Cede & Co. the total number of registered and beneficial holders of the Company’s common shares resident in the United States, therefore, is 1,261 holders, holding an aggregate 8,864,841 common shares. This number represents approximately 30.42% of the total issued and outstanding common shares of the Company as at February 11, 2015.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2014, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company;

WITH THE EXCEPTION THAT two shareholders, one of whom is a senior officer and director, made loans to the Company of $50,000 each in September 2014 which remained unpaid at the financial year-end October 31, 2014 and at the date of this report. The loans are unsecured, bear annual simple interest at 6% and have no fixed terms of repayment. FURTHER, two directors of the Company subscribed for an aggregate $35,000 of the total of $257,500 of equity private placements in December 2014 described in Note 12 to the annual financial statements filed as Exhibit F to this annual report.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the Consolidated Financial Statements for the Company for the Fiscal Year ended October 31, 2014 which contain an Independent Auditor’s Report dated March 25, 2015, Consolidated Statements of Financial Position as at October 31, 2014 and 2013, Consolidated Statements of Loss and Comprehensive Loss for the Fiscal Years Ended October 31, 2014 and 2013, Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended October 31, 2014 and 2013, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2014 and 2011, and Notes to the Consolidated Financial Statements.

The Company does not pay dividends and does not plan to do so in the foreseeable future.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F with the exception of 1) the matters set out in Note 12 Subsequent Events and 2) drawdowns of working capital in the ordinary course of the registrant’s business.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The common shares of the Company on a post-RTO basis commenced trading on the TSX Venture Exchange (the “Exchange”) on May 14, 2014. The high and low sale prices for the common shares of the Company on the Exchange for each of the last six months and for each fiscal quarter since trading commenced in May 2014 are as follows.

	High	Low
Fiscal Year 2014-2015
February 2015	$0.13	$0.07
January 2015	$0.18	$0.09
December 2014	$0.135	$0.07
November 2014	$0.15	$0.11
First Quarter to January 31, 2015	$0.18	$0.07
Fiscal Year 2013-2014
October 2014	$0.215	$0.10
September 2014	$0.24	$0.15
Fourth Quarter to October 31, 2014	$0.265	$0.10
Third Quarter to July 31, 2014	$0.355	$0.125

There was no trading prior to the third quarter (May-June-July) of financial year 2014.

The most recent closing price of the Company's common shares on the TSX Venture Exchange, on March 17, 2015, was $0.11.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCQB”) for each of the last six months and for each fiscal quarter since trading commenced in May 2014 are as follows:

	High	Low
Fiscal Year 2014-2015
February 2015	US$0.13	US$0.06
January 2015	US$0.13	US$0.09
December 2014	US$0.11	US$0.06
November 2014	US$0.11	US$0.09
First Quarter to January 31, 2015	US$0.13	US$0.06
Fiscal Year 2013-2014
October 2014	US$0.21	US$0.13
September 2014	US$0.22	US$0.17
Fourth Quarter to October 31, 2014	US$0.25	US$0.19
Third Quarter to July 31, 2014	US$0.32	US$0.12

There was no trading prior to the third quarter (May-June-July) of financial year 2014.

The common shares of the Company ceased trading on the OTCQB on February 27, 2015 and commenced trading on the OTC Pink Sheet market on March 2, 2015.

The most recent closing price of the Company's common shares on the OTC-Pink Sheet market, on March 17, 2015, was US$0.08.

B.	Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.	Markets

The Company’s common shares have traded on the TSX Venture Exchange since May 14, 2014 and traded on the OTCQB from March 24, 2014 to February 27, 2015 and thereafter on the OTC Pink Sheet market.

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

The Company, formerly Madison Minerals Inc., was incorporated on August 20, 1979 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under incorporation number 195584. On March 29, 2004 the Company Act was replaced by the Business Corporations Act (British Columbia) (the “Act”), and the Company was transitioned from the Company Act to the Act on October 26, 2004. The Company is not limited in its objects and purposes. In legal terms the registrant Battle Mountain Gold Inc. is the successor to Madison Minerals Inc. the former name of the registrant pursuant to a change of name effective under the Act and dated May 14, 2014.

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its principal subsidiaries is a party, for the approximate two year period March 1, 2013 to the date of publication of this annual report.

Contracts of the former Battle Mountain Gold Inc. (now BMG Mining Inc.) and its subsidiaries

Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture, terms of which are summarized in Item 4.A above, “Narrative Description of the Business”.

Extension Agreement dated October 23, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to the Option Agreement above by six months, from October 13, 2014 to April 13, 2015.

Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant the Option Agreement above by a further six months, from April 13, 2015 to October 13, 2015.

Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.

Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant the Option Agreement above by a further 18 months, from October 13, 2015 to April 13, 2017.

Contracts of the former Madison Minerals Inc. (now Battle Mountain Gold Inc.) and its subsidiaries

Share Exchange Agreement dated March 13, 2014 as set out above under “Contracts of the former Battle Mountain Gold Inc.”

Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J. G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.

Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of loan funds of $50,000 by Elliott to the Company bearing simple annual interest of six percent, unsecured, with no fixed repayment terms.

Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a director of the Company, for the advance of loan funds of $50,000 by Idziszek to the Company bearing simple annual interest of six percent, unsecured, with no fixed repayment terms.

D.	Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. Taxation

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

At the end of the period covered by this report, the fiscal year ended October 31, 2014, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed but were not effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms. The deficiency of not being effective as set out above is based on an evaluation of the Company’s ability to meet the SEC filing deadline for this annual report, a deadline which was not met.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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

Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting was not effective as at October 31, 2014, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, management identified the following material weaknesses in the Company’s internal control over financial reporting:

1.

There is a very limited capacity for the division of accounting and accounting control duties in the registrant’s organizational structure, in that there are only three permanent employees, only one of whom is an accounting or finance professional, and in that the Company’s outsourced contract bookkeeping and statement compilation service is similarly limited, having only two permanent accounting employees.

2.

The registrant’s ability to deal in its Form 20-F filing with complex accounting and related regulatory disclosure matters such as the reverse acquisition transaction is limited by a lack of familiarity with complex SEC rules affecting such matters, by financial constraints in engaging US securities law advice, and by timeliness failures arising from the preceding.

Our report herein was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

The above described material weaknesses constitute changes in our ICFR during the period covered by this annual report that have materially affected our ICFR. In prior years’ filings, under the name Madison Minerals Inc., the Company had the benefits of 1) a larger internal accounting staff, and 2) the absence of complex accounting and related regulatory disclosure matters such as the reverse acquisition transaction. The above identified material weaknesses have been disclosed to the Company’s audit committee and to its auditors.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that it does not have an audit committee financial expert serving on its audit committee. The Company is a very small entity with three directors, each of whom has a background as a professional geologist. Its audit committee comprises all three of the directors. It is not reasonable that the board of directors necessarily include a person with the expertise set out in Item 16A(b) of Form 20-F. The Company instead relies on the expertise in these matters possessed by its Chief Financial Officer, who is a Certified Professional Accountant.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Company’s Code of Ethics is available at the Company’s website at www.battlemtngold.com at the tab “Investor Info”.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2014 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$51,050	96%
Audit-related fees	-	-
Tax fees	$2,000	4%
All other fees	-	-
Total fees	$53,050	100%

These amounts related to work done in two separate engagements for the fiscal year ended October 31, 2013 for both the former Battle Mountain Gold Inc. and the former Madison Minerals Inc.

The aggregate fees billed in the fiscal year ended October 31, 2013 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$35,700	88%
Audit-related fees	-	-
Tax fees	$5,000	12%
All other fees	-	-
Total fees	$40,700	100%

These amounts related to work done for the fiscal year ended October 31, 2012 solely for the former Madison Minerals Inc

The Company has made an accrual of $28,000 for its estimate of audit fees for the fiscal year ended October 31, 2014.

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

The information referred to in this Item is not required for the fiscal year ended October 31, 2014, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2014, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars versus U.S. dollars, see Item 3A of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
1.E	Certificate of British Columbia Registrar of Companies as to the change of name to Battle Mountain Gold Inc. dated May 14, 2014	E-553
*2.A.	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*4.R.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
4.S	Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture.	E-554
4.T	Extension Agreement dated October 23, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to item 4.S above by six months, from October 13, 2014 to April 13, 2015.	E-578
4.U	Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further six months, from April 13, 2015 to October 13, 2015.	E-579
4.V	Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.	E-580

4.W (1-4)	Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J. G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.	E-663
4.X	Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of loan funds of $50,000 by Elliott to the Company bearing simple annual interest of six percent, unsecured, with no fixed repayment terms.	E-675
4.Y	Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a director of the Company, for the advance of loan funds of $50,000 by Idziszek to the Company bearing simple annual interest of six percent, unsecured, with no fixed repayment terms.	E-676
4.Z	Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further 18 months, from October 13, 2015 to April 13, 2017.	E-677
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 25th day of March, 2015

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
1.E	Certificate of British Columbia Registrar of Companies as to the change of name to Battle Mountain Gold Inc. dated May 14, 2014	E-553
*2.A.	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*4.R.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
4.S	Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture.	E-554
4.T	Extension Agreement dated October 13, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to item 4.S above by six months, from October 13, 2014 to April 13, 2015.	E-578
4.U	Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further six months, from April 13, 2015 to October 13, 2015.	E-579

4.V	Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.	E-580
4.W (1-4)	Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J. G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.	E-663
4.X	Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of loan funds of $50,000 by Elliott to the Company bearing simple annual interest of six percent, unsecured, with no fixed repayment terms.	E-675
4.Y	Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a director of the Company, for the advance of loan funds of $50,000 by Idziszek to the Company bearing simple annual interest of six percent, unsecured, with no fixed repayment terms.	E-676
4.Z	Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further 18 months, from October 13, 2015 to April 13, 2017.	E-677
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Battle Mountain Gold Inc.

Consolidated Financial Statements

October 31, 2014

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as of October 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2014 and 2013and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Battle Mountain Gold Inc. has suffered recurring losses from operations and has a net working capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 25, 2015

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,
	2014	2013

ASSETS

Current Assets
Cash	$85,303	$306,285
Marketable securities	1,734	-
Prepaid	13,968	-
Receivables (Note 3)	34,356	-

Total current assets	135,361	306,285

Non-Current Assets
Advance to contractor	11,200	-
Exploration and evaluation assets (Note 4)	2,766,082	356,464

Total non-current assets	2,777,282	356,464

Total Assets	$2,912,643	$662,749

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$140,687	$158,892
Loans payable (Note 5)	100,510	125,347

Total current liabilities	241,197	284,239

Shareholders’ Equity
Share capital (Note 6)	3,262,874	621,252
Share subscription advances (Note 6)	-	35,000
Share-based payment reserves (Note 6)	301,011	-
Warrants (Note 6)	13,700	-
Accumulated other comprehensive income	3,135	4,869
Deficit	(909,274)	(282,611)

Total shareholders’ equity	2,671,446	378,510

Total Liabilities and Shareholders’ Equity	$2,912,643	$662,749

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

These consolidated financial statements are authorized for issue by the Board of Directors on
March 25, 2015

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended October 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013

EXPENSES
Accounting and audit	$66,903	$-
Filing fees	63,444	-
Insurance	7,533	-
Interest	687	2,744
Legal fees	34,664	77,773
Office and rent	22,551	-
Public relations	7,385	-
Salaries and benefits	110,642	-
Share-based payments (Note 6)	301,011	100,000
Travel	6,593	-

	(621,413)	(180,517)
OTHER INCOME (EXPENSES)
Foreign exchange gain	8,612	1,818
Gain on forgiveness of payable	33,367	-
Interest earned	2,771	-
Write-down of exploration assets (Note 4(b))	(50,000)	(54,945)

	(5,250)	(53,127)

Loss for the year	$(626,663)	$(233,644)

Other comprehensive loss
Exchange difference on translation of foreign operations	-	4,832
Unrealized loss on marketable securities	(1,734)	-

Total comprehensive loss	$(628,397)	$(228,812)

Basic and diluted loss per common share	$(0.03)	$(0.09)

Weighted average number of common shares outstanding	18,681,467	2,557,809

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
	Number of Shares	Amount	Warrants	Share subscription Advances	Share-based payment reserves	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at October 31, 2012	1	$-	$-	$100,000	$-	$37	$(48,967)	$51,070

Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	-	-	200,000
Shares issued for cash	4,400,000	440,000	-	(100,000)	-	-	-	340,000
Share issue costs	-	(18,748)	-	-	-	-	-	(18,748)
					-
Share subscription advances	-	-	-	35,000	-	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	-	(233,644)	(233,644)
Other comprehensive income for the year	-	-	-	-	-	4,832	-	4,832

Balance at October 31, 2013	6,400,000	621,252	-	35,000	-	4,869	(282,611)	378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	-	(35,000)	-	-	-	790,000
Shares issued as finders' fee	270,000	-	-	-	-	-	-	-
Shares of Madison at the RTO date	11,041,386	1,766,622	-	-	-	-	-	1,766,622
Share-based payment	-	-	-	-	301,011	-	-	301,011
Warrants fair value		-	13,700	-	-	-	-	13,700
Loss for the year	-	-	-	-	-	-	(626,663)	(626,663)
Other comprehensive income for the year	-	-	-	-	-	(1,734)		(1,734)

Balance at October 31, 2014	26,461,386	$3,262,874	$13,700	$-	$301,011	$3,135	$(909,274)	$2,671,446

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 31,2014and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(626,663)	$(233,644)
Items not affecting cash:
Foreign exchange gain (loss)	-	(1,818)
Interest expense	510	2,744
Gain on forgiveness of payable	(33,367)	-
Share-based payments	301,011	100,000
Write-down of exploration assets	50,000	54,945

Changes in non-cash working capital items:
Prepaid and receivables	(40,080)	-
Trade and other payables	(179,305)	70,186

Net cash used in operating activities	(527,894)	(7,587)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset	(471,319)	-
Acquisition of subsidiary	(59,077)	-
Advance to contractor	(11,200)	-

Net cash used in investing activities	(541,596)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	790,000	240,000
Share issuance costs	(18,748)	-
Repayments of loans payable	(22,744)	-
Loans received	100,000	-
Subscription advances	-	35,000

Net cash from financing activities	848,508	275,000

Effect of exchange rate fluctuation on cash	-	(264)

Change in cash	(220,982)	267,149
Cash, beginning of year	306,285	39,136

Cash, end of year	$85,303	$306,285

Non-cash investing and financing activities
Shares issued for acquisition and exploration assets	$50,000	$200,000
Share issue costs accrued through accounts payable and accrued liabilities	$-	$18,748
Exploration and evaluation assets incurred through accounts payable and accruals	$40,345	$26,947
Exploration and evaluation assets paid by loans from related party	$-	$122,603
Shares issued as finders fees	$27,000	$ -
Unrealized loss on marketable securities through AOCI	$1,734	$ -

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

On May 14, 2014, the Company and its securityholders (the “BMG Securityholders”) completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which the BMG Securityholders transferred all of their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG Securityholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefor constituted a Reverse Takeover (the “RTO”) under the policies of Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have been acquired by BMG (Note 13). These consolidated financial statements include the result of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

Prior to the completion of the RTO, Madison also was in the business of mineral exploration. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), held and continues to hold a 60% participating interest in the Lewis Gold Project, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) The joint venture to which Madison and NRC are parties currently holds a 100% interest in the Lewis Property. Prior to the completion of the RTO, BMG held, and continues to hold, an option to acquire the other 40% participating interest in the Lewis Gold Project, as set out in Note 4. Accordingly, the continuing entity has the potential to own 100% of the Lewis Property once the option set out in Note 4 is exercised.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At October 31, 2014 the Company had cash of $85,303 and a working capital deficiency of $105,836. As set out in Note 12, subsequent to the year end the Company raised new net cash proceeds of $255,100, restoring working capital to a positive level. Notwithstanding this, management regards the Company’s working capital as insufficient to sustain the Company’s operations beyond the second fiscal quarter of the 2014-2015 fiscal year. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital can be obtained through the issuance of additional common shares or by obtaining loans from certain shareholders to meet the Company’s other liabilities and commitments as they come due but this opinion is subject to considerable uncertainty.

Although these consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation.

(d)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

(e)	Foreign Currencies

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries is the Canadian dollar. During fiscal 2014, the functional currency of Battle Mountain Gold (USA), Inc. was changed from USD to CAD as a result of the RTO. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effect of Changes in Foreign Exchange Rates.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Foreign Currencies (continued)

Parent and Subsidiary Companies (Group):

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

-assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

-income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Groups foreign currency translation reserve in the statement of comprehensive income. These differences are recognized in the profit or loss in the period in which the operation is disposed of.

(f)	Financial Instruments

Non-derivative financial assets:

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at fair value through profit or loss ("FVTPL")

Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

The Company does not have any assets classified as FVTPL financial assets.

Available-for-sale financial assets ("AFS")

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

The Company classifies marketable securities as AFS financial assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Financial Instruments (continued)

Non-derivative financial assets (continued):

Held to maturity (“HTM”)

HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition HTM assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any assets classified as HTM.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and receivables are classified as loans and receivables.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables, and loans payable.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs and are classified as other financial liabilities. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Mineral Exploration and Evaluation Expenditures

Pre -acquisition Costs

Pre-acquisition costs are expensed in the period in which they are incurred.

Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(j)	Share-based Payment Transactions

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Share-based Payment Transactions (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

(k)	Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section.

(l)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of exploration and evaluation assets. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is insignificant.

(n)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

The carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position. The cost model is utilized and the value of the exploration and evaluation assets is based on the expenditures incurred. At every reporting period, management assesses the potential impairment which involves assessing whether or not facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

ii.

The inputs used in calculating the fair value for share-based compensation expense included in profit or loss and share-based share issuance costs included in shareholders’ equity. The share-based compensation expense is estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company made the following critical accounting judgments:

i.

The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2014, management had determined that no reclassification of exploration and evaluation assets was required.

ii.

The determination of functional currency. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of all its subsidiaries is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

(p) New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the consolidated financial statements.

IFRS 10 - Consolidated Financial Statements
IFRS 11 - Joint Arrangements
IFRS 12 - Disclosure of Interests in other Entities
IFRS 13 - Fair Value Measurement
IFRS 7 – Financial Instruments Disclosures
IAS 27 - Separate Financial Statements
IAS 28 - Investments in Associates and Joint Ventures

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) New Accounting Standards Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended October 31, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’

This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The impact of this proposed new standard, if, as and when finalized and adopted, is yet to be assessed.

IAS 32 - ‘Financial Instruments: Presentation’

IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

IAS 36 – ‘Impairment of Assets’

On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

3. RECEIVABLES

	October 31,	October 31,
	2014	2013
Goods and services tax recoverable	$11,962	$-
Other receivables	22,394	-

Receivables	$34,356	$-

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

4. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with NRC for an exclusive option to acquire a 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project"). To exercise this option, the Company must make cash payments and issue Common Shares to NRC as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares(issued)
September 13, 2013	$50,000 (paid)
October 13, 2015 (Note 12)	$1,600,000**

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project. All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

As a result of the accounting for the RTO as set out in Note 13, an amount of $2,047,504 has been ascribed to the contribution by Madison of its interest in the joint venture which holds the Lewis Gold Project and has been recorded as a carrying cost of the project in the accounting records of the Company.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advanced minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. The most recent escalated payment included in these financial statements was made December 2013 as USD$76,499 which was paid 40% by the Company and 60% by Madison. Subsequent to the year end, a further annual payment was made in December 2014 of USD $79,120, borne as to 100% by the Company. These royalties can be purchased for the price of USD $4,000,000 for a period of one year commencing December 27, 2007 or thereafter for a price which increases by USD $500,000 per annum each December 27 for a period of 35 years.

(b) Plumas Agreement

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to acquire certain mineral interests in the State of Nevada (the “Plumas Agreement”). As consideration, the Company paid US$55,000 to AGE in May 2012 and was to issue 2,000,000 of its common shares to AGE upon receiving consent to the transaction from regulatory authorities. In addition, the Company agreed to grant the President of AGE an option to purchase 500,000 shares of the Company at a cost of $0.10 per share which was to be exercisable on the earlier of (1) Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company and AGE terminated the Plumas Agreement. The Company will not issue 2,000,000 common shares to AGE and will not grant the option on 500,000 shares of the Company to the President of AGE. The US$55,000 payment was retained by AGE. Furthermore, prior to the Company’s proposed RTO transaction with Madison, the Company agreed to issue 500,000 shares (issued) to the President of AGE. As a result of the termination of this property agreement, $54,945 arising from cash costs related to the property agreement were written off in the year ended October 31, 2013 and $50,000 ascribed to the shares issued to the President of AGE was written off in the year ended October 31, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

4. EXPLORATION AND EVALUATION ASSETS (continued)

(c) Summary by Project	Lewis Gold	Plumas	Total

Balance at October 31, 2012	$-	$54,945	$54,945
Acquisition costs
Shares issued	200,000	-	200,000
Cash	100,000	-	100,000
Claim maintenance	22,785	-	22,785
Field expenses	29,647	-	29,647
Foreign exchange	4,032	-	4,032
Write-off of exploration and evaluation assets	-	(54,945)	(54,945)
Balance at October 31, 2013	356,464	-	356,464
Acquisition costs
Shares issued	-	50,000	50,000
RTO purchase costs allocated to project (Note 12)	2,047,504	-	2,047,504
Exploration costs
Claim maintenance	70,260	-	70,260
Field expenses	291,854	-	291,854
Write-off of exploration and evaluation assets	-	(50,000)	(50,000)
Balance at October 31, 2014	$2,766,082	$-	$2,766,082

5. TRADE AND OTHER PAYABLES AND LOANS PAYABLE

	October 31,	October 31,
	2014	2013
Trade accounts payable	$87,166	$158,892
Accrued payables	53,521	-

Trade and other payables	$140,687	$158,892

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans are unsecured, bear interest at 6% and are to be repaid from proceeds of a subsequent equity financing carried out by the Company.

During the year ended October 31, 2013, the Company received unsecured loans of $122,674 from a director. The loans bore interest at 6% per annum and were due on demand. The principal on the loans was repaid in full during the year ended October 31, 2014. The accrued interest was reversed as the amount was forgiven.

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

On March 13, 2013, the Company issued 2,000,000 common shares valued at $0.10 per share to Nevada Royalty Corp. in accordance with the option agreement on the Phoenix Joint Venture.

On March 21, 2013, the Company issued 2,000,000 units at a price of $0.05 per unit in connection with a Founders’ financing for gross proceeds of $100,000. Each unit consisted of one common share and one warrant, each of which entitles the holder to purchase an additional common share at a price of $0.15 until March 21, 2018. In connection with the issuance of founders shares, the Company recognized share-based payments of $100,000 related to the fair value of the shares issued.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

6. SHARE CAPITAL (continued)

(a) Share capital (continued)l

The fair value of share-based payment is measured as the difference between share price issued to arms-length person and the share price issued to the founders of the Company.

On October 22, 2013, the Company issued 2,400,000 common shares at a price of $0.10 per share for gross proceeds of $240,000 of which $100,000 was received in the period ended October 31, 2012.

On November 12, 2013, the Company issued 3,200,000 common shares at a cash price of $0.10 per share for gross proceeds of $320,000 of which $35,000 had been received during the year ended October 31, 2013.

On February 28, 2014 the Company issued 5,050,000 common shares at a cash price of $0.10 per share for gross proceeds of $505,000. A further 270,000 shares with a fair value of $27,000 were issued as finders’ fees in relation to the issuance.

On February 28, 2014 the Company issued 500,000 common shares at a fair value of $0.10 per share for the termination of the Plumas Mine Property Agreement (Note 4(b)).

On May 14, 2014 the Company issued 11,041,386 common shares at a fair value of $0.16 per share in exchange for 44,165,547 shares of Madison Minerals Inc., consolidated on a one new share for four old shares basis, pursuant to the RTO.

(b) Warrants

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
250,000	$0.64	0.45	April 14, 2015
2,000,000	$0.15	3.39	March 21, 2018

At October 31, 2013 the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares at the exercise price of $0.15 per share for a term expiring March 21, 2018. These warrants remain outstanding at October 31, 2014 at which date they had a remaining life of 3.39 years.

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term. As of October 31, 2014 this set of warrants had a remaining life of 0.45 years. The warrants had a fair value of $13,700 allocated to the RTO (Note 13). This fair value was calculated using the Black-Schools option pricing model, using the following assumptions: risk free rate – 0.998%, expected life – 0.92 years, expected volatility - 182.50%, expected forfeiture – nil% and expected dividends – nil.

(c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

On August 14, 2014 the Company, pursuant to its stock option plan, granted stock options to certain directors, officers, employees and consultants for the purchase of up to 1,550,000 shares exercisable at the price of $0.25 per share for a five year term ending August 14, 2019. As set out in the Statement of Comprehensive Loss the Company recognized a share-based payments expense of $301,011 upon the grant of these options, all of which fully vested at the date of grant. The fair value of the 1,550,000stock options granted was estimated using the Black-Schools option pricing model, using the following weighted average assumptions: risk-free interest rate – 1.47%; expected life – 5 years; expected volatility – 127.24%; expected forfeitures – nil%; and expected dividends – nil. The weighted average fair value per option is $0.19.

(d) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. As at October 31, 2014 escrow conditions continued in effect for a total of 1,630,588 issued shares.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

7. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

Following the RTO and to October 31, 2014 the Company paid or accrued directors’ fees to three directors totaling $10,000, geological consulting fees totaling $AUD 51,850 to one director, and consulting fees totaling $44,700 to a senior officer for management services. The amounts of $10,000 and $44,700 were charged to salaries and benefits and the amount of $AUD 51,850 is included in field expenses of $291,854 set out in Note 4. Of the amount of $301,011 charged in 2014 as share-based payments in the Statement of Comprehensive Loss, $247,606 (2013 – $87,500) is attributable to the officers and directors. Included in trade and other payables is $21,505 (2013 – $nil) due to related parties.

(b) Loans from Related Parties

During the year ended October 31, 2013, the Company received unsecured loans from a then director, who has subsequently resigned. The loans bore interest at 6% per annum and were due on demand. The principal on the loans was repaid in full during the year ended October 31, 2014. The accrued interest was forgiven and the amount was reversed. During the year ended October 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison (Note 13), who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on this loan was repaid in full in June 2014 together with interest earned of $296. As set out in Note 5, a person who is both a director and a senior officer made a loan of $50,000 in September 2014.

(c) Debt Settlements

Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the fir value of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 6(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

(d) Subsequent Private Placements

Two directors of the Company participated in subsequent private placements as set out in Note 12.

8. SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development. Exploration and evaluation assets are located in the State of Nevada, USA.

9. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The types of risk exposure and the way in which they are managed are as follows:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at October 31, 2014 the Company has a working capital deficiency of $105,836(October 31, 2013 – positive working capital of $22,046) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due. Note 12 sets out subsequent private placement financings in December 2014 which generated $255,100 in net cash proceeds to the Company.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

9. FINANCIAL RISK MANAGEMENT (continued)

Foreign exchange risk

The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. Management does not believe the Company is exposed to significant interest rate risk.

Commodity price risk

While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The fair value of cash and marketable securities is measured using Level 1 of the fair value hierarchy. The carrying value of receivables, trade and other payables and the loan payable approximate their fair value because of the short-term nature of the instruments..

10. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the year ended October 31, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended	October 31, 2014	October 31, 2013
Loss before income taxes	$(626,663)	$(233,644)
Statutory tax rate	26%	25%
Income tax recovery	(163,000)	(58,000)
Non deductible items	76,000	25,000
Effects of tax rate change and rate difference in other jurisdiction	(94,000)	(6,000)
Impact of reverse takeover	669,000	-
Change to prior years provision versus statutory return	759,000	-
Change in unrecognized deductible temporary differences	(1,247,000)	39,000
Total income tax expense	$-	$-

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended October	Expiry dates	Year ended
	31, 2014		October 31, 2013
Exploration and evaluation assets	$2,786,000	No expiry date	$57,000
Non-capital losses available for future periods	9,662,000	2014-2034	128,000
Property and equipment	278,000	No expiry date	-
Other	56,000	No expiry date	15,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

12. SUBSEQUENT EVENTS

On December 17, 2014 the Company closed a non-brokered private placement. The private placement comprised of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for the two years from the date of issue. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement.

On December 23, 2014 the Company closed a further non-brokered private placement. The private placement comprised of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for the two years from the date of issue. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

Two directors of the Company participate in these private placements as follows. In the December 17 placement, one director subscribed for 100,000 shares at a cost of $10,000 and one director for 175,000 shares at a cost of $17,500. In the December 23 placement, the latter director subscribed for an additional 75,000 shares at a cost of $7,500.

In December 2014 the Company paid cash of USD $79,120 for the annual advance royalty payment due in respect of the Lewis Gold Project for 2014.

On March 23, 2015 the Company agreed to amend the terms of exercising the option on a 40% interest in the Lewis Gold Project set out in Note 4(a)(i) as follows: 1) by extending the due date of the final payment of $1,600,000 by 18 months to April 13, 2017; 2) by issuing 500,000 of the Company's common shares on or before March 31, 2015; 2) by issuing a further 500,000 of the Company's common shares on or before October 31, 2015 at a deemed price of $0.10 per share which shall be a credit to the $1,600,000 payment due on or before April 13, 2017. This agreement is subject to regulatory acceptance.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

13. REVERSE TAKEOVER TRANSACTION

On March 13, 2014, the Company and Madison announced that they had entered into a share exchange agreement whereby they agreed to complete a reverse takeover (the “RTO”).

On May 14, 2014, the Company completed this transaction whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four (4) for one (1) basis such that each four (4) common shares or warrants were consolidated into one (1) post-consolidation share or warrant.

Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. Madison’s results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.

The purchase price was allocated to the net assets acquired as follows:

$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)

Net assets acquired	1,847,322
11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000

Total consideration	1,847,322

As a further consequence of the RTO, related party debt of Madison totaling $385,230 was settled as set out in Note 7(c), and the amount of $66,634 due to an arm’s length professional services provider was settled by the issue of 1,322,680 pre-consolidation shares of Madison which were converted to 331,170 post-consolidation shares of the Company by way of being included in the 11,041,386 shares of the Company exchanged for Madison shares as set out in Note 6(a).