Form 20-F
period 2015-10-31
Battle Mountain Gold Inc.
filed 2016-02-29
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2015

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number: 0-29250

Battle Mountain Gold Inc.
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

36,189,086

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

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ X ]

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

Yes [   ] No [   ] Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2015 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ITEM 8.	FINANCIAL INFORMATION	27
A.	Consolidated Statements and Other Financial Information	27
B.	Significant Changes	28

ITEM 9.	THE OFFER AND LISTING	28
A.	Offer and Listing Details	28

ITEM 10.	ADDITIONAL INFORMATION	29
A.	Share Capital	29
B.	Memorandum and Articles of Association	29
C.	Material Contracts	32
D.	Exchange Controls	33
E.	Taxation	33
	Material Canadian Federal Income Tax Consequences	33
	Material United States Federal Income Tax Consequences	34
F.	Dividends and Paying Agents	39
G.	Statements by Experts	39
H.	Documents on Display	39
I.	Subsidiary Information	39

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39

PART II		39

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	39

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	39

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES	40

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	41
ITEM 16B.	CODE OF ETHICS	42
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	42
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	42
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
		43
PART III		43

ITEM 17.	FINANCIAL STATEMENTS	43

ITEM 18.	FINANCIAL STATEMENTS	43

ITEM 19.	EXHIBITS	43

SIGNATURES		45

EXHIBIT INDEX		46

GLOSSARY OF TECHNICAL TERMS

This glossary comprises a list of common technical terms that are typically used by exploration geologists, edited to conform where possible to actual usage in the body of this 20-F report. Users are advised to refer to more comprehensive dictionaries of geology in printed form or available on the internet for a complete glossary.

Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
Autochthonous	Rocks or materials which are presently located in their place of origin.
Basinal (of sediments)	Describing a natural depression of strata containing a stratified deposit.
Calcareous	The term calcareous, when applied to a rock name, implies that as much as 50% of the rock is comprised of calcium carbonate (Ca CO3).
Cambrian	A geologic time span from 485 to 541 Ma.
Chert	A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz. It displays a distinctive conchoidal fracture and occurs in a variety of colors. The term flint is synonymous.
Clastic	A rock composed principally of fragments derived from pre-existing rock.
Coeval	A term applying to items having the same age or date of origin.
Comagmatic	Igneous rocks displaying a common set of chemical and mineralogical features. As such, they are regarded as having derived from the same parent magma.
Cordilleran	Referring to the great mountainous region of western North America, lying between the Great Plains and the Pacific Ocean.
Core drilling	A form of drilling which recovers cylindrical samples of the target rock through the use of a hollow drilling bit, which cuts and retains a section of the rock penetrated.
Cretaceous	A geologic time span from 66 to 145 Ma.
Devonian	A geologic time span from 359 to 419 Ma.
Diorite	A group of plutonic rocks intermediate in composition between acidic and basic.
Dike	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks. Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.
Eocene	A geologic time span from 34 to 56 Ma.
Facies	A lateral subdivision of a stratigraphic unit.
Fault	A planar fracture or discontinuity in a volume of rock, across which there has been significant displacement along the fractures as a result of movement.
Fault vein	A mineral vein deposited in a fault fissure.
Footwall	The wall or rock under a vein; or, the wall on the lower side of a reef, lode or fault.
Fold	When originally flat and level surfaces, such as in sedimentary rocks, are bent or curved as a result of pressure and high temperature.
Fracture	A planar separation in a rock that divides the rock into two or more pieces.
Gangue	The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process. Gangue is not economically desirable material that is separated from the ore during the mine concentration process.
g/t	Grams per metric tonne.
Granodiorite	A coarse-grained granitic rock containing quartz, feldspar and biotite.
Hanging wall	The wall or rock on the upper side of an inclined vein.
Hydrothermal	Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.

Imbricate	Describing the shingle structure displayed by a series of rock slices, either thick or thin, separated by high-angle reverse faults or thrust faults.
Induced Polarization or IP	A geophysical survey technique that measured various electrical properties. This system introduces a strong electrical charge into the sub-surface and then measures its charging intensity and strength at various controlled stations over distance distribution. Often used to identify dissemingated massive sulphide deposits.
Indurated	Hardened; applied to rocks hardened by heat, pressure or the addition of a cementing ingredient; or, applied to consolidated sediments, or to incoherent sediments that have been cemented or lithified or otherwise changed into sedimentary rock.
Intrusive	In petrology, having, while molten, penetrated into or between other rocks, but solidifying before reaching the surface; said of certain igneous rocks; similar to plutonic.
Ma	Million years before the present.
Magma	Naturally occurring molten rock, generated within the earth.
Magnetic geophysics	A form of geophysical measurement which seeks to identify and interpret a measured magnetic pattern from a theoretical or empirically smoothed magnetic field on the earth’s surface.
Mesozoic	A geologic time span from 66 to 252 Ma.
Mineral Deposit or Mineralised Material	A mineralised body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.
Mineralization	A natural aggregate of one or more metallic minerals.
Oligocene	A geologic time span from 23 to 34 Ma.
Ordovician	A geologic time span from 419 to 485 Ma.
Orogeny	The process of mountain making, especially by the folding of the earth’s crust. The Antler Orogeny is held to have occurred over a very long period extending from approximately 380 Ma to as late as approximately 300 Ma; theories about this process are unresolved. The Sonoma Orogeny was a period of mountain building in western North America, generally thought to have occurred during the Permian /Triassic transition, around 250 million years ago, following the Antler Orogeny.
Ounces	Troy ounces.
Paleozoic	A geologic time span from 252 to 541 Ma.
Pennsylvanian	A geologic time span from 299 to 323 Ma.
Permian	A geologic time span from 252 to 299 Ma.
Pliocene	A geologic time span from 2.6 to 5.3 Ma.
Plutonic	Of igneous origin. A general name for those rocks which have crystallized in the depths of the earth, and have therefore assumed, as a rule, a granitoid texture.
Quaternary	A geologic time span less than 2.6 Ma.
RC/Reverse Circulation Drilling	A rapid type of drilling using a fluid/air to recover the drill cuttings from the rotary down-hole hammer bit.
Siliceous	Of, relating to, or derived from silica.
Splays	Divergent small faults at the extremities of large, normal faults.

Stratigraphy	The science of studying rock strata, concerning the characteristics and attributes of rock strata formation. This includes interpretation in terms of origin and geologic history. All classes of rocks, consolidated or unconsolidated, fall within the general scope of stratigraphy. It is also the arrangement of strata (layered rocks) relative to geographic position and chronological order of sequence.
Structure	General description of geological elements that include faults, fractures and folds created by tectonic forces that occur within the earth.
Tectonics	The processes which create the broad architecture of the surface of the earth.
Tertiary	A geologic time span from 2.6 to 66 Ma.
Thrust Faults	A structural displacement (fault) displaying a dip angle of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upwards relative to the foot wall. Horizontal compression rather than vertical displacement is the characteristic feature.
Tonne	A metric ton (1,000 kilograms or 2,204 pounds).
Triassic	A geologic time span from 201 to 252 Ma.
Tuff	A general term for all consolidated volcanic rocks derived from volcanic explosions into the air.
Uncomformable, -ly	Not succeeding the underlying strata in immediate order of age.
Wallrock	The country rock immediately adjacent to a vein or lode.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

As set out in Item 4.A of this annual report, the registrant in this document is the accounting acquirer in a “reverse acquisition” transaction. The Company was incorporated in April 2012 and its first fiscal year was an abbreviated period from inception to October 31, 2012. The selected financial data below cover only two fiscal years, those ended October 31, 2015 and 2014 pursuant to section 3-05 of Regulation S-X in that revenues in the most recent fiscal year are less than $50 million.

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with those financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended October 31, 2015 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS

		Year ended October 31
		2015	2014

(a)	Total revenue	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($549,252)	($626,663)
	Per Share[1]	($0.02)	($0.03)
(c)	Total assets	$3,463,097	$2,912,643
(d)	Total long-term debt	$0	$0
(e)	Capital stock	$4,400,474	$3,262,874
(f)	Total shareholder equity	$3,361,412	$2,671,446
(g)	Cash dividends declared per share	none	none
(h)	Net earnings (loss) for the year
	Total	($549,252)	($626,663)
	Per Share[1]	($0.02)	($0.03)

Note 1: Per share amounts are not presented on a fully-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On February 23, 2016, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.3792.

The following table sets out the high and low exchange rates for each of the last six months.

	2016		2015
	January	December	November	October	September	August
High for period	1.4661	1.4003	1.3390	1.3280	1.3457	1.3346
Low for period	1.3983	1.3398	1.3112	1.2940	1.3205	1.3024

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2015	2014	2013	2012	2011
Average for the period	1.2497	1.0906	1.0301	1.0046	0.9868

B.	Capitalization and Indebtedness

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2015 under IFRS was $1,458,526. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company presently has insufficient cash resources to meet the costs it would wish to incur on exploration programs and mineral tenure maintenance costs in 2016 on its Lewis Property, nor to sustain its general and administrative costs beyond April 2016. Any such costs will require additional financing in order to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, equity financing, debt financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Risk of adverse currency fluctuations

The Company maintains its accounts in Canadian dollars. The Company’s operations in Nevada expose it to the impact of fluctuations in the foreign exchange rate of the U.S. dollar against the Canadian dollar. In the most recent 18 months the cost to the Company of purchasing U.S. dollars has fluctuated significantly reflecting volatility in the USD/CAD foreign exchange rate. The Company does not at the present nor does it currently plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

Risks to U.S. investors arising from the fact that a majority of the Company's officers and directors reside outside the U.S., raising the risk of potential unenforceability of civil liabilities and judgments

The Company and its officers and two out of three of its directors are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Narrative Description of the Business

BMG is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. On March 13, 2013, BMG and BMG US entered into an option agreement (the “Phoenix Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals Inc.) for the option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. This agreement has subsequently been amended to provide for extensions of the due date for the final option payment due to NRC. As amended, the Phoenix Option Agreement provides that to exercise the BMG Option, BMG or BMG US must:

(a)	pay NRC $50,000 in cash immediately upon execution of the agreement (paid);

(b)	issue 2,000,000 common shares at a deemed value of $0.15 per share to NRC immediately upon execution of the agreement (issued);

(c)	pay $50,000 in cash to NRC six months after the date of the agreement (paid);

(d)	issue 500,000 common shares on or before March 31, 2015 (issued);

(e)	issue 500,000 common shares on or before October 31, 2015 (issued); and,

(f)

at the sole discretion and option of BMG, pay NRC $1,550,000 either in cash or in common shares of Battle Mountain Gold Inc. at a share price equal to the lesser of the market price and $0.40 per share on or before April 13,2017.

The Phoenix Option Agreement was BMG’s only asset prior to the RTO. As of the date of this Form 20-F, only the payment of $1,550,000 to NRC remains outstanding and it has been extended such that the payment is not due until April 13, 2017 except that the due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in BMG or BMG US having raised an aggregate total of more than $10,000,000.

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 5% gross royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of a predecessor owner. These royalties are subject to a purchase provision, initially US$4,000,000 in the year following the exercise of the purchase option in 2007. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$8,000,000. The advance royalty for the first nine years has been paid by the Joint Venture in December 2007 through 2015. The amount of the payments in the three most recent calendar years as determined pursuant to the escalation clause was US$81,146 in December 2015, US$79,120 in December 2014 and US$76,499 in December 2013.

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

The following chart sets out the Company’s corporate structure, from a legal standpoint, and the mineral properties owned by each of the Company’s subsidiaries as at February 23, 2016:

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

Property Description, Location and Access

The Lewis Property comprises a contiguous claim/group totaling 360 unpatented and seven patented lode mining claims and a fee parcel (2,225 hectares/5,500 acres) located in the Battle Mountain Mining District, Lander County, Nevada, USA. It is located approximately 20 km (12 mi) southwest of the town of Battle Mountain and Interstate I-80. The property lies immediately north and northwest of Newmont Mining’s producing open-pit Phoenix Mine.

Lewis Property
Reno
Las Vegas
Miles
0
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

The Phoenix Joint Venture currently owns a 100% interest in the Lewis Property, subject to a minimum advanced royalty in the amount of US$60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include a 5% royalty on the value of gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. In recent years the escalated annual advance royalty payments have been in the order of US$76,000 to $81,000. BMG through its wholly owned U.S. subsidiary, Madison US, holds a 60% participating interest in the Phoenix Joint Venture and NRC, formerly GAM, holds a 40% participating interest in the Phoenix Joint Venture. On March 13, 2013, BMG through its wholly owned U.S. subsidiary BMG USA was granted the option to purchase NRC’s interest in the Phoenix Joint Venture on the terms set out in item 4A of this Form 20-F.

The Phoenix Joint Venture operates under the terms of an exploration development and mine operating agreement between NRC (formerly GAM) and Madison dated March 29, 2006.

Title and Tenure Maintenance

A title opinion for the Lewis Property was prepared in February 2014 by a Nevada law firm for purposes of the RTO transaction.

Obligations that must be met to retain the property are annual payment filing fees to the US Bureau of Land Management for the unpatented claims (US$155 per claim, totaling US$55,800 in calendar 2015) and payment of very minor taxes to Lander County for the patented claims. The claims are valid as long as the annual filings and assessment payments are made. Filing fees and taxes have been paid for 2015.

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

Present Status of Property and Recent and Proposed Work 2014 to 2016

Information in this section is based upon the Company’s programs under the supervision of Steven Garwin, PhD, FAIG, FAusIMM, a “qualified person” under NI 43-101 and a director of the Company. It is not based on the Lewis Report.

In mid-2014 BMG commenced a renewed exploration program based on recommendations in the Lewis Report for a Phase 1 program of US$ 355,000. Principal components of this program have been field mapping, sampling and digitization; an airborne Hyperspectral geophysical survey; drill core and drill chip re-logging; geological modeling in three dimensions; and related support and supervision. Field expenditures for this program to the year-end date October 31, 2015 have totaled $558,407 ($266,553 in fiscal 2015 and $291,854 in fiscal 2014). Subsequent to the October 31, 2015 year-end date no significant field expenses have been incurred while the Company plans its next round of financing to fund a diamond-drilling program scheduled, subject to financing, for the second through the fourth calendar quarters of 2016.

The Company has reported on exploration results from these programs in four detailed news releases dated September 2 and September 15, 2014 and February 17 and September 28, 2015 These announcements may be viewed on the Company’s website www.battlemtngold.com under the heading Investor Info / Press Releases, and have been filed at the time of issue with the SEC via the registrant’s 6-K reports.

The Company has set out its intention to carry out a diamond-core drill program of 4,100 meters in 11 diamond core-holes designed to extend known zones of mineralization and discover potential new gold- and silver-bearing bodies. Such a program would be of significant cost and would require additional financing in the capital markets. The capital markets for companies such as BMG are currently weak, and there can be no assurance that the Company will choose to or be able to complete the financing to support a drill program.

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

Overview

The nature of the Company and of its operations has changed significantly in the two financial years presented, such that management does not believe that readers of this document and of the financial statements included as exhibits can derive much meaningful information in comparing the fiscal year ended October 31, 2015 to that ended October 31, 2014. Prior to the reverse takeover/RTO/reverse acquisition transaction which closed May 14, 2014 the Company had no permanent employees, maintained no operational office, had its administrative affairs principally conducted by a law firm acting under the direction of the Company’s two directors, conducted no mineral exploration activities, and was primarily focused on acquiring the option on a 40% interest in the Phoenix Joint Venture and then on carrying out the RTO transaction with Madison. Following the RTO transaction described in “Acquisition of Madison Minerals Inc.” in Item 4.A above, the Company as its primary focus commenced an active exploration program, had three permanent employees working in an operational office, engaged numerous exploration personnel on a consulting basis, and assumed carrying out its own administration. That increased level of operations took place principally in the six month post-acquisition date period May to October 2014 in fiscal 2014. In fiscal 2015, that level of operations was in place throughout the 12 month fiscal year.

Fiscal Year Ended October 31, 2015 Compared to Fiscal Year Ended October 31, 2014

As set out in the consolidated statements of comprehensive loss in the financial statements in Exhibit F, during the fiscal year ended October 31, 2015 the Company reported a loss of $549,252 versus $626,663 in fiscal 2014. As set out in the Overview above, there is little basis for comparability between the two fiscal years.

In the 2014 fiscal year, the Company recorded “Expenses” of $621,413 arising from ten cost centres as it undertook a significant level of activities in support of the exploration programs commenced following the RTO transaction in May 2014. The category “Other income (expenses)” totaled a net expense of $5,250; however, this net amount included a $50,000 write-down in amending a mineral property agreement, a $33,367 gain on the forgiveness of an amount payable, and an $8,612 foreign exchange gain.

In the 2015 fiscal year, the Company recorded “Expenses” of $550,992 arising from 11 cost centres as it continued a significant level of activities in support of the exploration programs. The category “Other income (expenses)” did not have a material total.

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

The most significant cost centres comprising the $550,992 of fiscal 2015 expenses were salaries and benefits $175,463 (32%), share-based payments of $102,774 (19%), accounting and audit $82,147 (15%), consulting fees $46,963 (9%) and filing fees $35,980 (6%). Salaries and benefits costs in fiscal 2015 represent 12 months of costs; in fiscal 2014 they represented six months of costs subsequent to the RTO transaction. Share-based payments are a non-cash item and are based on the option pricing model inputs when stock options are granted. Accounting and audit costs in the 2015 fiscal year included significant tax return costs arising from the four taxation entities which combined in the RTO transaction. Consulting fees are a new cost centre in fiscal 2015 and represent the costs of a consulting contract which commenced in June 2015. Filing fees diminished in fiscal 2015 as significant costs in fiscal 2014 associated with the RTO transaction were not repeated.

The losses per share in fiscal 2014 and fiscal 2015 are not very comparable. In the 2014 fiscal year the issued share capital of the pre-RTO Company was modest, reflecting its status as a recently incorporated start-up. The 2014 share capital was materially increased as a result of the RTO transaction. Management believes that it is too early in the life of the post-RTO company to draw meaningful inferences about administrative cost patterns going forward.

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

Readers of this report are directed to the first risk factor presented under Item 3.D above. At the fiscal year-end the Company had limited working capital of $31,659 including cash of $96,529. Subsequently, working capital diminished through normal course operating expenses, and cash was increased by the proceeds of $110,000 from the December 2015 loans, as set out in Note 13 to the Financial Statements, which also sets out the December 2015cash outlay for the advance royalty payment

Comment on Capital Markets

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. Notwithstanding the successful financings in December 2014 and July 2015, there can be no assurance that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should a lack of success be the case, significant doubt could arise about the ability of the Company to continue as a going concern. Over the past three years the capital markets for the raising of equity for companies such as Madison have become difficult, with some observers holding the opinion that these capital markets are as unreceptive as at any time in the past 30 years or more.

Liquidity

In the near term, the Company plans to continue its mineral tenure and exploration programs on its Lewis Gold Project. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. Subject to financing opportunities, which is a very significant caveat, the Company is planning to conduct a drill program on the Lewis project in the order of 4,100 metres of core drilling. The estimated budget for this program, including a provision for certain administrative overhead costs, is $2.2 million. The Company will remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it. Based on the Company’s current cash position the Company faces a quite immediate necessity to find sources of additional financing for its operations. In addition, the Company’s annual tenure maintenance costs, expected to be due and payable in August 2016, is budgeted at approximately USD $60,000. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year or at the date of this annual report.

In December 2015, subsequent to the end of the most recent financial year and continuing in place to the date of this annual report, the Company had made short term loans from three shareholders, two of whom are senior officers, totaling $110,000. These loans bear interest at six percent and are due on demand, subject to the important proviso that no demand for repayment is binding unless and until the Company shall have raised $400,000 or more in cash by the issue of new equity capital.

If the Company is to advance or develop its mineral properties further, or to maintain its general and administrative cost burdens, it will become necessary to obtain additional funding, and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, substantial doubt about the Company’s ability to continue as a going concern exists, and is set out in Note 1 to the Financial Statements. The Company has not carried out debt financing from institutional sources nor has it made use of any financial instruments for hedging purposes.

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

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Professional Accountant for over 40 years and has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 35 years.

B.	Compensation

During the year ended October 31, 2015, Battle Mountain paid or accrued salaries and benefits of $30,000 to Chet Idziszek, the Chief Executive Officer, and $82,750 to Ian Brown, the Chief Financial Officer, for management services, AUD $64,940 recorded as CAD$62,682 to Steven Garwin for geological consulting, and diectors’ fees totaling $4,500 being $3,000 to Steven Garwin, $1,000 to independent director Larry Kornze and $500 to Chet Idziszek.

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

During the fiscal years ended October 31, 2015 and 2014, the Company had three permanent employees, all of whom worked at the Company’s head office. Of the three employees, two worked in management roles and one in an administrative role. Mineral exploration work was carried out by contract staff.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage	Exercise
Name	February 23, 2016	February 23, 2016	Ownership	Price	Expiry Date
			¹
Chet Idziszek	1,453,397	525,000	5.47%	$0.15-$0.25	August 14, 2019
Steven Garwin	1,000,000	550,000	4.28%	$0.15-$0.25	August 14, 2019
Larry Kornze	50,000	225,000	0.76%	$0.25	August 14, 2019
Ian Brown	Nil	200,000	0.55%	$0.25	August 14, 2019

Total:	2,503,397	1,500,000	11.06%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 23, 2016, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 36,189,096 Common Shares outstanding as of February 23, 2016.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, there are 2,260,000 stock options outstanding and there are 1,358,910 shares reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada (“Computershare”), as at January 31, 2016 or information provided by the shareholders, David Elliott, a resident of British Columbia, Canada, held or beneficially controlled 2,681,125 or 7.4% of the total 36,189,096 common shares of the Company issued and outstanding, and also held 900,000 share purchase warrants. Michael Philipps, a resident of New York State, held 2,000,000 shares or 5.5% and also held 1,000,000 share purchase warrants. Golden Predator US Holding Corp. (“GPUHC”), a Nevada corporation, held 3,000,000 common shares or 8.3%. Mr. Elliott obtained his shares and warrants for cash as an investor in private placement securities of the Company both prior to and subsequent to the RTO transaction. Mr. Philipps obtained his shares by participating in private placement securities of the Company subsequent to the RTO transaction. GPUHC obtained its shares pursuant to an agreement dated March 13, 2013 and pursuant to various amendments thereto whereby the Company acquired an option on a 40% interest in the Lewis Gold Project, as set out in Item 4.A – “History and Development of the Company”

Also based on the records of Computershare, as at February 23, 2016 there were 36,189,096 common shares of the Company issued and outstanding. As at January 31, 2016 Computershare’s records show there were 197 registered holders of the Company’s common shares resident in the United States, holding an aggregate 9,575,328 common shares, including 2,232,402 shares held by Cede & Co., a depository agent. This number represents 26.46 % of the total issued and outstanding common shares of the Company as at January 31, 2016 and the date of this report.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2015, or proposed material transactions between the Company or any of its subsidiaries and:

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

WITH THE EXCEPTION THAT a senior officer and director received in July 2015 repayment of a loan made to the Company in September 2014 of $50,000 plus interest of $2,499.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the Consolidated Financial Statements for the Company for the Fiscal Year ended October 31, 2015 which contain an Independent Auditor’s Report dated February 24, 2016, Consolidated Statements of Financial Position as at October 31, 2015 and 2014, Consolidated Statements of Loss and Comprehensive Loss for the Fiscal Years Ended October 31, 2015 and 2014, Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended October 31, 2015 and 2014, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2015 and 2014, and Notes to the Consolidated Financial Statements.

The Company does not pay dividends and does not plan to do so in the foreseeable future.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F with the exception of 1) the matters set out in Note 13 Subsequent Events and 2) drawdowns of working capital in the ordinary course of the registrant’s business.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The common shares of the Company on a post-RTO basis commenced trading on the TSX Venture Exchange (the “Exchange”) on May 14, 2014. The high and low sale prices for the common shares of the Company on the Exchange for each of the last six months and for each fiscal quarter since trading commenced in May 2014 are as follows.

	High	Low
Fiscal Year 2015-2016
February 2016	$0.165	$0.12
January 2016	$0.16	$0.10
December 2015	$0.14	$0.085
November 2015	$0.14	$0.12
First Quarter to January 31, 2016	$0.16	$0.085
Fiscal Year 2014-2015
October 2015	$0.165	$0.13
September 2015	$0.15	$0.12
Fourth Quarter to October 31, 2015	$0.165	$0.11
Third Quarter to July 31, 2015	$0.22	$0.12
Second Quarter to April 30, 2015	$0.145	$0.07
First Quarter to January 31, 2015	$0.18	$0.07

The most recent closing price of the Company's common shares on the TSX Venture Exchange as of February 23, 2016 was $0.16.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (“OTCQB”) for each of the last six months and for each fiscal quarter since trading commenced in May 2014 are as follows:

	High	Low
Fiscal Year 2015-2016
February 2016	US$0.13	US$0.11
January 2016	US$0.12	US$0.08
December 2015	US$0.11	US$0.06
November 2015	US$0.12	US$0.09
First Quarter to January 31, 2016	US$0.12	US$0.06
Fiscal Year 2014-2015
October 2015	US$0.12	US$0.09
September 2015	US$0.12	US$0.09
Fourth Quarter to October 31, 2015	US$0.13	US$0.09
Third Quarter to July 31, 2015	US$0.16	US$0.11
Second Quarter to April 30, 2015	US$0.13	US$0.06
First Quarter to January 31, 2015	US$0.13	US$0.06

The common shares of the Company ceased trading on the OTCQB on February 27, 2015 and commenced trading on the OTC Pink Sheet market on March 2, 2015.

The most recent closing price of the Company's common shares on the OTC-Pink Sheet market as of February 23, 2016 was US$0.12.

B.	Plan of Distribution

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its principal subsidiaries is a party, for the approximate two year period February 1, 2014 to the date of publication of this annual report.

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

Loan Agreement dated December 8, 2015 between the Company and Chet Idziszek, who is a senior officer of the Company, for the advance of loan funds of $50,000 by Idziszek to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

Loan Agreement dated December 9, 2015 between the Company and David Elliott for the advance of loan funds of $50,000 by Elliott to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

Loan Agreement dated December 14, 2015 between the Company and Ian Brown, who is a senior officer of the Company, for the advance of loan funds of $10,000 by Brown to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

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

At the end of the period covered by this report, the fiscal year ended October 31, 2015, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed but were not effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms. The deficiency of not being effective as set out above is based on an evaluation of the Company’s ability to meet the SEC filing deadline for this annual report, a deadline which was not met.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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

Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting was not effective as at October 31, 2015, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, management identified the following material weaknesses in the Company’s internal control over financial reporting:

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2015 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$35,700	68%
Audit-related fees	-	-
Tax fees	$16,950	32%
All other fees	-	-
Total fees	$52,650	100%

The aggregate fees billed in the fiscal year ended October 31, 2014 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$51,050	96%
Audit-related fees	-	-
Tax fees	$2,000	4%
All other fees	-	-
Total fees	$53,050	100%

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

The information referred to in this Item is not required for the fiscal year ended October 31, 2015, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars versus U.S. dollars, see Item 3A of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*1.E	Certificate of British Columbia Registrar of Companies as to the change of name to Battle Mountain Gold Inc. dated May 14, 2014
*2.A.	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*4.R.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
*4.S	Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture.
*4.T	Extension Agreement dated October 23, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to item 4.S above by six months, from October 13, 2014 to April 13, 2015.
*4.U	Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further six months, from April 13, 2015 to October 13, 2015.
*4.V	Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.

*4.W (1-4)	Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J. G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.
*4.X	Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of $50,000 by Elliott to the Company.
*4.Y	Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a director, for the advance of $50,000 to the Company.
*4.Z	Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further 18 months, from October 13, 2015 to April 13, 2017.
4.AA	Loan Agreement dated December 8, 2015 between the Company and Chet Idziszek, a senior officer, for the advance of $50,000 to the Company.	E-679
4.BB	Loan Agreement dated December 9, 2015 between the Company and David Elliott for the advance of $50,000 to the Company.	E-680
4.CC	Loan Agreement dated December14, 2015 between the Company and Ian Brown, a senior officer, for the advance of $10,000 to the Company.	E-681
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 24th day of February, 2016

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*1.E	Certificate of British Columbia Registrar of Companies as to the change of name to Battle Mountain Gold Inc. dated May 14, 2014
*2.A.	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*4.R.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
*4.S	Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture.
*4.T	Extension Agreement dated October 13, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to item 4.S above by six months, from October 13, 2014 to April 13, 2015.
*4.U	Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further six months, from April 13, 2015 to October 13, 2015.

*4.V	Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.
*4.W (1-4)	Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J.G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.
*4.X	Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of $50,000 to the Company.
*4.Y	Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a senior officer, for the advance of $50,000 to the Company.
*4.Z	Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further 18 months, from October 13, 2015 to April 13, 2017.
4.AA	Loan Agreement dated December 8, 2015 between the Company and Chet Idziszek, a senior officer, for the advance of $50,000 to the Company.	E-679
4.BB	Loan Agreement dated December 9, 2015 between the Company and David Elliott for the advance of $50,000 to the Company.	E-680
4.CC	Loan Agreement dated December14, 2015 between the Company and Ian Brown, a senior officer, for the advance of $10,000 to the Company.	E-681
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Battle Mountain Gold Inc.

Consolidated Financial Statements

October 31, 2015

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as of October 31, 2015 and October 31, 2014, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2015 and October 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Battle Mountain Gold Inc. has suffered recurring losses from operations. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

February 24, 2016

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,
	2015	2014

ASSETS

Current Assets
Cash	$96,529	$85,303
Marketable securities	578	1,734
Prepaids	24,017	13,968
Receivables (Note 3)	12,220	34,356

Total current assets	133,344	135,361

Non-Current Assets
Advance to contractor	-	11,200
Exploration and evaluation assets (Note 4)	3,329,753	2,766,082

Total non-current assets	3,329,753	2,777,282

Total Assets	$3,463,097	$2,912,643

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$101,685	$140,687
Loans payable (Note 7)	-	100,510

Total current liabilities	101,685	241,197

Shareholders’ Equity
Share capital (Note 6)	4,400,474	3,262,874
Share-based payment reserves (Note 6)	417,485	301,011
Warrants (Note 6)	-	13,700
Accumulated other comprehensive income	1,979	3,135
Deficit	(1,458,526)	(909,274)

Total shareholders’ equity	3,361,412	2,671,446

Total Liabilities and Shareholders’ Equity	$3,463,097	$2,912,643

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 13)

These consolidated financial statements are authorized for issue by the Board of Directors on February 24, 2016

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2015	2014

EXPENSES
Accounting and audit	$82,147	$66,903
Consulting	46,963	-
Filing fees	35,980	63,444
Insurance	18,359	7,533
Interest	4,488	687
Legal fees	33,141	34,664
Office and rent	20,427	22,551
Public relations	16,684	7,385
Salaries and benefits	175,463	110,642
Share-based payments (Note 6)	102,774	301,011
Travel	14,566	6,593

	(550,992)	(621,413)
OTHER INCOME (EXPENSES)
Foreign exchange gain	1,681	8,612
Gain on forgiveness of payable	-	33,367
Interest earned	59	2,771
Write-down exploration assets (Note 4)	-	(50,000)

Loss for the year	$(549,252)	$(626,663)

Other comprehensive loss
Unrealized loss on marketable securities	(1,156)	(1,734)

Total comprehensive loss	$(550,408)	$(628,397)

Basic and diluted loss per common share	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	30,902,001	18,681,467

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
						Accumulated other
	Number of			Share subscription	Share-based	comprehensive income
	Shares	Amount	Warrants	Advances	payment reserves	(loss)	Deficit	Total

Balance at October 31, 2013	6,400,000	$621,252	$-	$35,000	$-	$4,869	$(282,611)	$378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	-	(35,000)	-	-	-	790,000
Shares issued for finders fee	270,000	-	-	-	-	-	-	-
Shares of Madision at the RTO date	11,041,386	1,766,622	-	-	-	-	-	1,766,622
Warrants fair value	-		13,700	-	-	-	-	13,700
Share-based payments	-	-	-	-	301,011	-		301,011
Loss for the year	-	-	-	-	-	-	(626,663)	(626,663)
Other comprehensive loss for the year	-	-	-	-	-	(1,734)	-	(1,734)

Balance at October 31, 2014	26,461,386	3,262,874	13,700	-	301,011	3,135	(909,274)	2,671,446

Shares issued for exploration and evaluation assets	1,000,000	132,500	-	-	-	-	-	132,500
Shares issued for cash	8,575,000	1,007,500	-	-	-	-	-	1,007,500
Share issue costs	-	(2,400)	-	-	-	-	-	(2,400)
Shares issued as finder's fee	152,700	-	-	-	-	-	-	-
Fair value of warrants expired	-	-	(13,700)	-	13,700	-	-	-
Share-based payments	-	-	-	-	102,774	-	-	102,774
Loss for the year	-	-	-	-	-	-	(549,252)	(549,252)
Other comprehensive loss for the year	-	-	-	-	-	(1,156)	-	(1,156)

Balance at October 31, 2015	36,189,086	$4,400,474	$-	$-	$417,485	$1,979	$(1,458,526)	$3,361,412

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(549,252)	$(626,663)
Items not affecting cash:
Interest expense	-	510
Gain on forgiveness of payable	-	(33,367)
Share-based payments	102,774	301,011
Write off exploration and evaluation assets	-	50,000

Changes in non-cash working capital items:
Prepaids and receivables	12,087	(40,080)
Trade and other payables	(29,771)	(179,305)

Net cash used in operating activities	(464,162)	(527,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(429,202)	(471,319)
Acquisition of subsidiary	-	(59,077)
Advance to contractor	-	(11,200)

Net cash used in investing activities	(429,202)	(541,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	1,007,500	790,000
Share issuance costs	(2,400)	(18,748)
Repayments of loans payable	(100,510)	(22,744)
Loan received	-	100,000

Net cash from financing activities	904,590	848,508

Change in cash	11,226	(220,982)
Cash, beginning of year	85,303	306,285

Cash, end of year	$96,529	$85,303

Cash paid for interest	$4,488	$177
Cash paid for tax	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$31,114	$40,345
Shares issued as finder’s fees	$16,350	$27,000
Shares issued for acquisition of exploration and evaluation assets	$132,500	$50,000
Exploration advances reclassified as exploration and evaluation assets	$11,200	-
Unrealized loss on marketable securities through AOCI	$1,156	$1,734

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

On May 14, 2014, the Company and its securityholders (the “BMG Securityholders”) completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which the BMG Securityholders transferred all of their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG Securityholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefor constituted a Reverse Takeover (the “RTO”) under the policies of Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have been acquired by BMG (Note 12). These consolidated financial statements include the result of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

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

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At October 31, 2015 the Company had cash of $96,529 and a working capital of $31,659. Notwithstanding the financings completed in December 2014 and July 2015 set out in Note 6, management regards the Company’s working capital as insufficient to sustain the Company’s operations beyond the fiscal year-end October 31, 2015. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that working capital can be obtained through the issuance of additional common shares, such as by way of the private placement financings described in Note 6, or by obtaining loans from certain shareholders, sufficient to meet the Company’s other liabilities and commitments as they come due, but this opinion is subject to considerable uncertainty.

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b) Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(c) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

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

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

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

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs in excess of estimated recoveries are written off to the statement of comprehensive loss.

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

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

(k) Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section. Upon expiry, the fair value attributed to the warrants is reclassified to reserves.

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

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
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

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

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	The carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position. The cost model is utilized and the value of the exploration and evaluation assets is based on the expenditures incurred. At every reporting period, management assesses the potential impairment which involves assessing whether or not facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

ii.	The inputs used in calculating the fair value for share-based compensation expense included in profit or loss and share-based share issuance costs included in shareholders’ equity. The share- based compensation expense is estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s principal critical accounting judgment is the determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2015, management determined that no reclassification of exploration and evaluation assets was required.

(p) New Accounting Standards Adopted

IAS 32 Financial Instruments: Presentation: This amended standard provides clarification on the application of offsetting rules. This standard was adopted on November 1, 2014 and did not have a significant effect on the Company’s financial reporting.

IAS 36 Impairment of Assets: This amended standard requires disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. This standard was adopted on November 1, 2014 and did not have a significant effect on the Company’s financial reporting.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) New Accounting Standards Not Yet Adopted

One new accounting standard has been published that is not mandatory for the reporting period ended January 31, 2015. Management has decided against early adoption of this standard.

IFRS 9 – Financial Instruments

This standard and its consequential amendments are to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. Management has not completed its assessment of the impact of adopting this new standard.

3. RECEIVABLES

	October 31, 2015	October 31, 2014
Goods and services tax recoverable	$1,445	$11,962
Other receivables	10,775	22,394
Receivables	$12,220	$34,356

4. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with NRC for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

On March 23, 2015 the Company amended the terms of exercising the option on a 40% interest in the Lewis Gold Project set out herein as follows: 1) by extending the due date of the final payment of $1,600,000 by 18 months to April 13, 2017; 2) by issuing 500,000 of the Company's common shares with a total fair value of $62,500 on or before March 31, 2015 (issued); and 3) issuing a further 500,000 of the Company's common shares on or before October 31, 2015 with a total fair value of $70,000 of which $50,000 has been credited to the payment due on or before April 13, 2017 per the amended terms.

To exercise this option, the Company must make cash payments and issue Common Shares to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000*

* At the sole discretion and option of the Company, payment of $1,550,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The April 13, 2017 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

4. EXPLORATION AND EVALUATION ASSETS (continued)

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project. All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

As a result of the accounting for the RTO as set out in Note 12, an amount of $2,047,504 was determined in the fiscal year 2014 to be the fair value of the contribution by Madison of its interest in the joint venture which holds the Lewis Gold Project, and this amount was recorded as a carrying cost of the project in the Company’s accounting records.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2014-2015 royalty year of USD $79,120 translated as $90,513. As set out in Note 13, in December 2015 the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208. These royalties can be purchased for the price of USD $4,000,000 for a period of one year commencing December 27, 2007 and thereafter at a price which increases by USD $500,000 per annum each December 27 for a period of 35 years.

(b) Plumas

Pursuant to a February 2013 termination of a 2012 agreement in respect of a project referred to as “Plumas”, the Company issued 500,000 shares an arm’s length third party. As a result of the termination of this property agreement, $50,000 ascribed to the shares issued to the third party was written off in the year ended October 31, 2014.

(c) Summary by Project	Lewis Gold	Plumas	Total

Balance at October 31, 2013	$356,464	$-	$356,464
Acquisition costs
Shares issued	-	50,000	50,000
RTO purchase costs allocated to project (Note 12)	2,047,504	-	2,047,504
Exploration costs
Claim maintenance	70,260	-	70,260
Field expenses	291,854	-	291,854
Write-off of exploration and evaluation assets	-	(50,000)	(50,000)
Balance at October 31, 2014	$2,766,082	$-	$2,766,082
Acquisition costs
Shares issued	132,500	-	132,500
Exploration costs
Claim maintenance	164,618	-	164,618
Field expenses	266,553	-	266,553
Balance at October 31, 2015	$3,329,753	$-	$3,329,753

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

5. TRADE AND OTHER PAYABLES

	October 31,	October 31,
	2015	2014
Trade accounts payable	$62,966	$87,166
Accrued payables	38,719	53,521
Trade and other payables	$101,685	$140,687

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value. Issued: Recently issued shares comprise the following.

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

On December 17, 2014 the Company closed a non-brokered private placement. The private placement comprised of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 17, 2016. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement recorded at a total fair value of $10,950.

On December 23, 2014 the Company closed a further non-brokered private placement. The private placement comprised of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 23, 2016. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

On March 23, 2015 the Company issued 500,000 common shares at a total fair value of $62,500 pursuant to the extension of the exercise date of its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4(a)(i).

On July 17, 2015 the Company closed a non-brokered private placement of 6,000,000 units at the price of $0.125 per unit for gross cash proceeds of $750,000. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at the price of $0.25 per share until the expiry date July 17, 2017. The Company also issued 43,200 units at a fair value of $5,400. These finder’s fee units have the same terms as private placement units.

On October 7, 2015 the Company issued a further 500,000 common shares at a total fair value of $70,000 pursuant to the extension of the exercise date of its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4(a)(i). Pursuant to the amendment terms, an amount of $50,000 was credited to the final option payment due, as extended, on or before April 13, 2017.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

6. SHARE CAPITAL (continued)

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	1.10	December 17, 2016
287,500	$0.20	1.10	December 23, 2016
3,021,600	$0.25	1.70	July 17, 2017
2,000,000	$0.15	2.40	March 21, 2018
6,309,100

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term. As of October 31, 2014 this set of warrants had a remaining life of 0.45 years. The warrants had a fair value of $13,700 allocated to the RTO (Note 12). This fair value was calculated using the Black-Scholes option pricing model, using the following assumptions: risk free rate – 0.998%, expected life – 0.92 years, expected volatility - 182.50%, expected forfeiture – nil% and expected dividends – nil.

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at October 31, 2013	2,000,000	$0.15
Issued	250,000	0.64
Exercised	-	-
Expired or cancelled	-	-
Outstanding at October 31, 2014	2,250,000	0.20
Issued	4,309,100	0.24
Exercised	-	-
Expired or cancelled	(250,000)	0.64
Outstanding and exercisable at October 31, 2015	6,309,100	$0.21

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

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

6. SHARE CAPITAL (continued)

(c) Stock options (cont’d)

At October 31, 2015 the Company had options for the acquisition of up to 2,260,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
2,260,000

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price
Outstanding at October 31, 2013	-	$-
Granted	1,550,000	0.25
Exercised	-	-
Expired or cancelled	-	-
Outstanding at October 31, 2014	1,550,000	0.25
Granted	710,000	0.15
Exercised	-	-
Expired or cancelled	-	-
Outstanding and exercisable at October 31, 2015	2,260,000	$0.22

On August 14, 2014, the Company, pursuant to its stock option plan, granted stock options to certain directors, officers, employees and consultants for the purchase of up to 1,550,000 shares exercisable at the price of $0.25 per share for a five year term ending August 14, 2019. As set out in the Statement of Comprehensive Loss the Company recognized a share-based payments expense of $301,011 upon the grant of these options, all of which fully vested at the date of grant. The fair value of the 1,550,000 stock options granted was estimated using the Black-Scholes option pricing model, using the following weighted average assumptions: risk-free interest rate – 1.47%; expected life – 5 years; expected volatility –127.24%; expected forfeitures – nil%; and expected dividends – nil. The weighted average fair value per option is $0.19.

On May 25, 2015, the Company, pursuant to its stock option plan, granted stock options to a certain consultant for the purchase of up to 590,000 shares exercisable at the price of $0.16 per share for a five year term ending May 25, 2020. As set out in the Statement of Comprehensive Loss the Company recognized a share-based payments expense of $87,016 upon the grant of these options, all of which fully vested at the date of grant. The fair value of the 590,000 stock options granted was estimated using the Black-Scholes option pricing model, using the following weighted average assumptions: risk-free interest rate – 1.05%; expected life – 5 years; expected volatility – 131.93%; expected forfeitures – nil%; and expected dividends – nil. The weighted average fair value per option is $0.15.

On July 21, 2015, the Company, pursuant to its stock option plan, granted stock options to a certain consultant for the purchase of up to 120,000 shares exercisable at the price of $0.125 per share for a five year term ending July 21, 2020. As set out in the Statement of Comprehensive Loss the Company recognized a share-based payments expense of $15,758 upon the grant of these options, all of which fully vested at the date of grant. The fair value of the 120,000 stock options granted was estimated using the Black-Scholes option pricing model, using the following weighted average assumptions: risk-free interest rate – 0.70%; expected life – 5 years; expected volatility – 132.31%; expected forfeitures – nil%; and expected dividends – nil. The weighted average fair value per option is $0.13.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

6. SHARE CAPITAL (continued)

(d) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At October 31, 2015 escrow conditions continued in effect for a total of 1,262,040 issued shares.

7. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the year ended October 31, 2015 and 2014, the Company paid or accrued the following:

	October 31, 2015	October 31, 2014

Director fees [1]	$4,500	$10,000
Geological consulting [2]	62,682	43,863
Senior officers [1]	122,500	44,700
Share-based payments	-	247,606

	$189,682	$346,169

1 Charged to salaries and benefits
2 Included in field expenses of $266,553 (2014-$291,854) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in receivables is $10,775 (2014 – 22,394) due from a related party company with which is shared office premises. Included in trade and other payables is $24,279 (2014 – $21,505) due to the same party.

(c) Loans from Related Parties

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans were unsecured, bore interest at 6% and were due on demand. In the period ended October 31, 2015 the Company re-paid the two loans with applicable interest, including $50,000 in principal and $2,499 in interest to both lenders.

During the year ended October 31, 2013, the Company received unsecured loans from a then director, who has subsequently resigned. The loans bore interest at 6% per annum and were due on demand. The principal on the loans was repaid in full during the year ended October 31, 2014. The accrued interest was forgiven and the amount was reversed. During the year ended October 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison (Note 11), who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on this loan was repaid in full in June 2014 together with interest earned of $296.

(d) Private Placements

Two directors of the Company participated in certain of this fiscal year’s private placements as follows. In the December 17, 2014 placement, one director subscribed for 100,000 units at a cost of $10,000 and one director for 175,000 units at a cost of $17,500. In the December 23, 2014 placement, the latter director subscribed for an additional 75,000 units at a cost of $7,500. In the July 17, 2015 placement one director subscribed for 100,000 units at a cost of $12,500.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

7. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

(e) Debt Settlements

Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the fair value of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 6(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

8. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at October 31, 2015 the Company had working capital of $31,659 (October 31, 2014 – a working capital deficiency of $105,836) and management understands it will need to continue raising capital through equity markets or through loans to ensure the Company can meet its financial obligations as they become due. Note 12 sets out certain short term loans arranged in December 2015.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk. At October 31, 2015 the Company had net U.S. dollar denominated current assets of U.S. $55,000, translated as $72,000 at the year-end rate. Accordingly, a 10% change in the foreign exchange rate would result in a $7,200 credit or charge to operating results.

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

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

8. FINANCIAL RISK MANAGEMENT (continued)

The fair value of marketable securities is measured using Level 1 of the fair value hierarchy. The carrying value of cash, receivables, trade and other payables and the loan payable approximate their fair value because of the short-term nature of the instruments.

9. SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of acquiring and exploring mineral exploration and evaluation properties. Exploration and evaluation assets are located in the State of Nevada, USA.

10. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the year ended October 31, 2015.

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended	October 31, 2015	October 31, 2014
Loss before income taxes	$(549,292)	$(626,663)
Statutory tax rate	26%	26%
Income tax recovery	(143,000)	(163,000)
Non-deductible items	27,000	76,000
Effects of tax rate change and rate difference in other jurisdiction	34,000	(94,000)
Impact of reverse takeover	-	669,000
Change to prior years provision versus statutory return	218,000	759,000
Change in unrecognized deductible temporary differences	(136,000)	(1,247,000)
Total income tax expense	$-	$-

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	October 31, 2015	Expiry dates	October 31, 2014
Exploration and evaluation assets	$3,100,000	No expiry date	$2,786,000
Non-capital losses available for future periods	10,942,000	2016 – 2036	9,662,000
Share-issuance costs	42,000	2036 – 2039	55,000
Property and equipment	278,000	No expiry date	278,000
Other	57,000	No expiry date	56,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2015 and 2014

12. REVERSE TAKEOVER TRANSACTION

On May 14, 2014, the Company completed a share exchange transaction (the “RTO”) whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four for one basis such that each four common shares or warrants were consolidated into one post-consolidation share or warrant.

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

13. SUBSEQUENT EVENTS

In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent $60,000. The loans are unsecured, bear simple interest at 6% per annum, and are due on demand provided that proceeds of future equity financings shall have reached the aggregate amount of $400,000 or greater. Also in December 2015 the Company made its annual advance payment in respect of the Lewis Gold Project for the 2015-2016 royalty year of USD $81,146 translated as $113,208.