Form 20-F
period 2016-10-31
Battle Mountain Gold Inc.
filed 2017-03-02
CIK 1038621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2016

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from _______ to _______

Commission file number: 0-29250

Battle Mountain Gold Inc.
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Company’s name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive offices)

Page 1 of 49 Pages
The Exhibit Index is located on Page 48

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

58,930,356

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

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued Other	Other [ ]
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

Yes [   ] No [   ] Not Applicable [ X ]

The information set forth in this Annual Report on Form 20-F is as at October 31, 2016 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Significant Changes	28

ITEM 9.	THE OFFER AND LISTING	28
A.	Offer and Listing Details	28
C.	Markets	29

ITEM 10.	ADDITIONAL INFORMATION	30
A.	Share Capital	30
B.	Memorandum and Articles of Association	30
C.	Material Contracts	32
D.	Exchange Controls	33
E.	Taxation	33
	Material Canadian Federal Income Tax Consequences	33
	Material United States Federal Income Tax Consequences	35
F.	Dividends and Paying Agents	40
G.	Statements by Experts	40
H.	Documents on Display	40
I.	Subsidiary Information	40

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	40

PART II		40

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	40

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	40

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	40

ITEM 15.	CONTROLS AND PROCEDURES	41

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	42
ITEM 16B.	CODE OF ETHICS	42
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	42
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	43
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	43

PART III		43

ITEM 17.	FINANCIAL STATEMENTS	43

ITEM 18.	FINANCIAL STATEMENTS	44

ITEM 19.	EXHIBITS	44

SIGNATURES		47

EXHIBIT INDEX		48

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with those financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended October 31, 2016 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS

		Year Ended October 31
		2016	2015	2014
(a)	Total revenue	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($2,024,163)	($ 549,252)	($ 626,663)
	Per Share[2]	($0.04)	($0.02)	($0.03)
(c)	Total assets	$11,077,864	$3,463,097	$2,912,613
(d)	Total long-term debt	$0	$0	$0
(e)	Capital stock	$12,706,649	$4,400,474	$3,262,874
(f)	Total shareholder equity	$10,668,342	$3,361,412	$2,671,446
(g)	Cash dividends declared per share	none	none	None
(h)	Net earnings (loss) for the year
	Total	($2,024,163)	($ 549,252)	($ 626,663)
	Per Share[1]	($0.04)	($0.02)	($0.03)

Note 1: Per share amounts are not presented on a full-diluted basis as the inclusion of dilutive securities is anti-dilutive.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On February 23, 2017, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.3109.

The following table sets out the high and low exchange rates for each of the last six months.

	2017	2016
	January	December	November	October	September	August
High for period	1.3458	1.3598	1.3588	1.3434	1.3281	1.3200
Low for period	1.3078	1.3135	1.3382	1.3139	1.2914	1.2833

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended October 31
	2016	2015	2014	2013	2012
Average for the period	1.3288	1.2497	1.0906	1.0301	1.0046

B.	Capitalization and Indebtedness

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

Risks suggested by the fact that the Company has a history of net losses, a large accumulated deficit, and a persistent lack of revenue from operations

The Company has incurred significant net losses to date. Its deficit as of October 31, 2016 under IFRS was $3,482,689. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.95 to a low of $0.085 in the period beginning November 1, 2015 – the beginning of the most recent fiscal year – and ending on the day prior to the date of this Annual Report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current low valuations.

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

General Development of Business

History

BMG was incorporated in British Columbia on April 2, 2012 and, prior to the acquisition of Madison Minerals Inc. in May 2014 as set out below under Acquisition of Madison Minerals Inc. (the “Reverse Takeover” or “RTO”), its only asset was the option, through its wholly owned subsidiary incorporated in Nevada, USA, Battle Mountain Gold (USA) Inc. (“BMG US”), to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. For more information on the Lewis Property, see Item 4.D below, “Property, Plant and Equipment”. Following the RTO, commencing in June 2014 BMG began conducting exploration programs on the Lewis Property as more fully set out below in section 4.D Property, plants and equipment such that as at October 31, 2016 the total amount recorded had reached $7,525,158.

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

(e)	issue 500,000 common shares on or before October 31, 2015 (issued); and,

(f)

at the sole discretion and option of BMG, pay NRC $1,550,000 either in cash or in common shares of Battle Mountain Gold Inc. at a share price equal to the lesser of the market price and $0.35 per share on or before April 13,2017.

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

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing in December 2007 (subject to annual escalation based upon the consumer price index), a 3.5% net smelter returns royalty on gold or silver and a 4% net smelter returns royalty on all other metals in favour of a predecessor owner. These royalties are subject to a purchase provision, initially US$4,000,000 in the year following the exercise of the purchase option in 2007. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years. Accordingly, as at the date of this report the purchase price for these royalties is US$8,500,000. The advance royalty for the first ten years has been paid by the Joint Venture in December 2007 through 2016. The amount of the payments in the three most recent calendar years as determined pursuant to the escalation clause was US$84,033 in December 2016, US$81,146 in December 2015 and US$79,120 in December 2014.

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

The following chart sets out the Company’s corporate structure, from a legal standpoint, and the mineral properties owned by each of the Company’s subsidiaries as at February 23, 2017:

During the 2016 fiscal year the corporate registration of a former subsidiary in the British Virgin Islands lapsed.

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

The Phoenix Joint Venture currently owns a 100% interest in the Lewis Property, subject to a minimum advanced royalty in the amount of US$60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include 3.5% on the net smelter returns for gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. In recent years the escalated annual advance royalty payments have been in the order of US$79,000 to $84,000. BMG through its wholly owned U.S. subsidiary, Madison US, holds a 60% participating interest in the Phoenix Joint Venture and NRC, formerly GAM, holds a 40% participating interest in the Phoenix Joint Venture. On March 13, 2013, BMG through its wholly owned U.S. subsidiary BMG USA was granted the option to purchase NRC’s interest in the Phoenix Joint Venture on the terms set out in item 4A of this Form 20-F.

The Phoenix Joint Venture operates under the terms of an exploration development and mine operating agreement between NRC (formerly GAM) and Madison dated March 29, 2006.

Title and Tenure Maintenance

A title opinion for the Lewis Property was prepared in February 2014 by a Nevada law firm for purposes of the RTO transaction.

Obligations that must be met to retain the property are annual payment filing fees to the US Bureau of Land Management for the unpatented claims (US$155 per claim, totaling US$55,800 in calendar 2016) and payment of very minor taxes to Lander County for the patented claims. The claims are valid as long as the annual filings and assessment payments are made. Filing fees and taxes have been paid for 2016.

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

Work Conducted by Phoenix Joint Venture 2002 to 2014

The Phoenix Joint Venture acquired its interest in the property in 2002 and carried out exploration programs exceeding an aggregate $7.5 million between 2002 and 2008. From 2009 to mid-2014 the joint venture minimized its expenditures, due to financing conditions in the capital markets. Among other activities, the joint venture drilled 176 holes on the Lewis Property during the period 2002 to 2008 including both reverse circulation (RC) and core drilling. A total 6,812 meters of diamond drilling and 29,225 meters of RC drilling were carried out from 2002 to 2008.

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

Present Status of Property and Recent and Proposed Work 2014 to 2017

Information in this section is based upon the Company’s programs under the supervision of Steven Garwin, PhD, FAIG, FAusIMM, a “qualified person” under NI 43-101 and a director of the Company. It is not based on the Lewis Report.

 In mid-2014 BMG commenced a renewed exploration program based on recommendations in the Lewis Report for a Phase 1 program of US$ 355,000. Principal components of this program have been field mapping, sampling and digitization; an airborne hyperspectral geophysical survey and ground-based follow-up; an airborne magnetic – radiometric survey; ground-based gravity surveys; drill core and drill chip re-logging; geological modeling in three dimensions; and related support and supervision. Diamond drilling commenced in mid-August, 2016. Field expenditures for the exploration program to the year-end date October 31, 2016 have totaled $2,177,181 ($1,618,774 in fiscal 2016, $266,553 in fiscal 2015 and $291,854 in fiscal 2014). Subsequent to the October 31, 2016 year-end date additional field expenses have been incurred in the approximate amount of USD $660,000 or approximately CAD $875,000.

The Company has in fiscal year 2016 and subsequently to the date of this report reported on exploration results from these programs in four detailed news releases dated June 21, July 27 and November 10, 2016 and February 21, 2017. These announcements may be viewed on the Company’s website www.battlemtngold.com under the heading Investor Info / Press Releases, and have been filed at the time of issue with the SEC via the registrant’s 6-K reports.

As set out in the February 21, 2017 news release, as of this report the Company is in the midst of a diamond-core drill program and has completed 2047 meters of drilling in five diamond core-holes designed to extend known zones of mineralization and discover potential new gold- and silver-bearing bodies. Five more holes totaling 3600 meters are planned for spring-summer 2017.

The Lewis Property is without known reserves, and the proposed programs are exploratory in nature.

Geology and Rock Formations

Regional Geology

Permian to Cambrian sediments are exposed in several imbricate thrust sheets throughout the region. Devonian to Cambrian rocks lie within the Roberts Mountain Thrust sequence. These Lower Paleozoic rocks are unconformably overlain by the Antler sequence comprised of Pennsylvanian to Permian near-shore carbonate and siliciclastic rocks. During the Triassic, the Golconda Thrust moved Pennsylvanian to Permian siliceous basinal sedimentary rocks of the Havallah Sequence from the west; these now lie unconformably over the Roberts Mountain Thrust sequence.

Local Geology

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed in the east below the Dewit Thrust, a major splay or imbricate thrust of the Roberts Mountain Thrust. The Scott Canyon and Valmy Formations represent a western siliceous sedimentary and volcanic rock assemblage deposited in deep water adjacent to the Cordilleran platform.

Structurally overlying this sequence is the Late Cambrian Harmony Formation, which crops out in the central portion of the property. It represents a transitional assemblage of quartzo-feldspathic sandstone with lesser shale, limestone and volcanic rocks, approximately 900 m thick.

These formations were transported eastward during the Antler Orogeny along the Roberts Mountain Thrust, which is not exposed on the Lewis Property but is postulated to occur at depth. The Dewitt Thrust separates the Harmony Formation in its hanging wall from the foot wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Paleozoic siliceous sedimentary, volcanic and transitional rock sequences are autochthonous Upper Paleozoic siliciclastic and carbonate rocks of the Antler Sequence encompassing three formations. The basal Battle Formation comprises 220 m of conglomerate and sandstone with lesser interbedded shale and limestone of Pennsylvanian age. The middle Antler Peak Formation of Late Pennsylvanian to Early Permian age comprises 60-520 m of fossiliferous limestone with subordinate sandy and shaley layers. The upper Edna Mountain Formation of Permian age comprises 30-60 m of calcareous and carbonaceous shale, limestone, sandstone, and conglomerate. These rocks crop out in the central part of the property along the steeply west-dipping, Virgin Fault and gently west-dipping, Golconda Thrust.

The allochthonous Havallah sequence of Pennsylvanian to Permian age, the western, basinal equivalent of the Antler sequence, has been transported from the west along the Golconda Thrust during the Sonoma Orogeny. The Havallah sequence, which crops out in the western part of the property, has been divided into the Pumpernickel and Havallah Formations. The Pumpernickel Formation comprises over 1,500 m of chert, argillite and minor volcanic rock separated from the Havallah Formation argillite, siltstone and chert by the imbricated Willow Creek Thrust, a major splay of the Golconda Thrust.

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district. The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization. Most of the plutonic rocks in the area are Late Eocene to Early Oligocene in age. These include the granodiorites of Copper Canyon and intrusions at Copper Basin and Buffalo Valley, all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s.

Early Oligocene welded ash-flow tuffs of the Caetano Tuff and the Oligocene Tuff of the Cove Mine cap some of the higher ridges. The Caetano Tuff is coeval and comagmatic with the granodiorite intrusions. The Tuff of the Cove Mine post-dates mineralization. Pliocene basalts locally cover some areas of lower elevation. Recent alluvium typically fills the valley bottoms.

The complex Paleozoic structural history, which has included several episodes of folding and thrusting, is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures. Northwest-trending structures are commonly granodiorite dikes and broad folds. North-trending normal faults are common throughout the district. Some are pre-Eocene in age, probably reflecting the onset of Basin and Range extensional tectonics. Locally these faults controlled the emplacement of intrusions and hydrothermal fluids associated with gold-silver and base-metals mineralization, for example the Virgin Fault at Copper Canyon. Other north-trending faults, such as those that control the location of the mountain range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Miocene age Midas trend in this part of north-central Nevada.

Mineralization

Gold, silver, lead and zinc mineralization in the Lewis Property is localized along steeply dipping, northerly- and northwesterly-striking fault and fracture zones that are typically illitic clay-altered and characterized by pyrite, galena, sphalerite and locally arsenopyrite, pyrrhotite and tetrahedrite. These sulfide-rich zones weather to form iron-oxide minerals and scorodite near-surface. These near-surface zones range from 1 to 5 m wide that lie within broader belts of structure and hydrothermal alteration that may exceed 75 m wide. Known mineralization is confined to the sedimentary wall-rocks and fault- and fracture-conduits and is controlled by the reactive (calcareous) rock units, unconformities, faults, fractures, fold zones and proximity to dike-like intrusions.

Precious metal mineralization encountered in drilling at the southern Virgin area is classified as either bedding replacement or structurally controlled. Stratigraphically controlled refers to gently- to moderate-dipping, tabular mineralized zones that are dominantly controlled by carbonate-rich stratigraphy and formational contacts. Stratigraphically controlled mineralization is most commonly found adjacent to steeply dipping, mineralized faults and fracture zones. In detail, the location of most precious metal mineralization indicates a strong structural control by the major and/or related secondary structures, many of which are filled by intrusive dikes.

Fault-vein mineralization has been found associated with major north- to north-northwest- trending and steeply west-dipping fault- and fracture-zones extend from the Fortitude Phoenix Mine through the Lewis Property. From west to east, these fault zones include: Independence, Sonderman – Meagher, Copper Canyon – Buena Vista, Echo, Virgin, White – Shiloh, and the Plumas-Trinity. Each of these mineralized structural zones expose a different structural and/or stratigraphic level, with the youngest Paleozoic stratigraphic units found to the west.

Many of the gold-silver occurrences and historic mines on the Lewis Property are associated with the Virgin, Buena Vista, Meagher, White – Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1,200 m for the Virgin; 1,300 m for Buena Vista; 650 m for Meagher (in two parallel zones); 900 m for White – Shiloh; and 1,700 m for Trinity. The highest gold-silver grades occur in northerly-trending segments of the mineralized faults and in north-trending fault splays. The involvement of northwesterly- and northeasterly-trending cross-faults are important in localizing high-grade settings in the northerly-trending target zones. Many of the best mineralized faults show the largest amounts of throw (typically > 130 m and up to 250 m, predominantly pre-mineralization apparent dip-slip offset).

Precious metal mineralization has been traced by drilling in the Virgen zone for > 750 m to the north from near the southern claim boundary, over an approximate east-west width of 350 m and to a depth of > 250 m beneath surface. Recent soil / trench results show a new gold zone to the east and north of the Virgin drill area. This northeasterly extension exceeds 500 m (north-south) by 200 m (east-west).

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

The nature of the Company and of its operations has changed significantly in the three financial years presented, such that management does not believe that readers of this document and of the financial statements included as exhibits can derive much meaningful information in comparing the fiscal year ended October 31, 2015 to that ended October 31, 2014. Prior to the reverse takeover/RTO/reverse acquisition transaction which closed May 14, 2014 the Company had no permanent employees, maintained no operational office, had its administrative affairs principally conducted by a law firm acting under the direction of the Company’s two directors, conducted no mineral exploration activities, and was primarily focused on acquiring the option on a 40% interest in the Phoenix Joint Venture and then on carrying out the RTO transaction with Madison. Following the RTO transaction described in “Acquisition of Madison Minerals Inc.” in Item 4.A above, the Company as its primary focus commenced an active exploration program, had three permanent employees working in an operational office, engaged numerous exploration personnel on a consulting basis, and assumed carrying out its own administration. That increased level of operations took place principally in the six month post-acquisition date period May to October 2014 in fiscal 2014. In fiscal 2015 and 2016, that level of operations was in place throughout both of the 12 month fiscal years.

Fiscal Year Ended October 31, 2016 Compared to Fiscal Year Ended October 31, 2015

As set out in the consolidated statements of comprehensive loss in the financial statements in Exhibit F, during the fiscal year ended October 31, 2016 the Company reported a loss of $2,024,163 versus $549,252 in fiscal 2015. This loss included the non-cash items $1,024,918 in share-based payments and $336,478 as a loss recognized on the buydown of a royalty interest. For the 2015 fiscal year the comparative amounts were $102,774 and $nil. Setting aside these highly variable or non-recurring non-cash charges the other reported loss items total $662,767 in fiscal 2016 versus $446,478 in fiscal 2015, an increase of $216,289 or 48%.

In the 2016 fiscal year, the Company recorded “Expenses” of $1,698,728 arising from 11 cost centres as it continued a significant level of activities in support of the exploration programs. The category “Other income (expenses)” comprised the non-cash loss on a royalty buydown of $336,478, a foreign exchange loss of $9,399 and income from interest earned of $20,442. The royalty buydown loss arose from the need to recognize for accounting purposes the difference in the market price when certain shares were issued in September 2016, when regulatory approval was obtained, over the agreed price of $0.47 set out in our June 2016 agreement on the share buydown terms.

In the 2015 fiscal year, the Company recorded “Expenses” of $550,992 arising from the same 11 cost centres, also incurred in support of the exploration programs commenced following the RTO transaction in May 2014. The category “Other income (expenses)” has an immaterial total.

The most significant cost centres comprising the $1,698,728 of fiscal 2016 expenses were the share-based payments of $1,024,918 (60%), salaries and benefits $258,898 (15%) and consulting fees $205,388 (12%). The share-based payments are a non-cash item and arose on the grant of stock options. Salaries and benefits expense has increased based on higher levels of exploration activity and its related support, and the consulting contract was in effect for a full 12 months in fiscal 2016 versus six months in fiscal 2015.

The most significant cost centres comprising the $550,992 of fiscal 2015 expenses were salaries and benefits $175,463 (32%), share-based payments of $102,774 (19%), accounting and audit $82,147 (15%), and consulting fees $46,963 (9%). Salaries and benefits costs in fiscal 2015 represent 12 months of costs; in fiscal 2014 they represented six months of costs subsequent to the RTO transaction. Share-based payments are a non-cash item and are based on the option pricing model inputs when stock options are granted. Accounting and audit costs in the 2015 fiscal year included significant tax return costs arising from the four taxation entities which combined in the RTO transaction. Consulting fees were a new cost centre in fiscal 2015 and represent the costs of a consulting contract which commenced in June 2015.

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

The most significant cost centres comprising the $550,992 of fiscal 2015 expenses were salaries and benefits $175,463 (32%), share-based payments of $102,774 (19%), accounting and audit $82,147 (15%), and consulting fees $46,963 (9%). Salaries and benefits costs in fiscal 2015 represent 12 months of costs; in fiscal 2014 they represented six months of costs subsequent to the RTO transaction. Share-based payments are a non-cash item and are based on the option pricing model inputs when stock options are granted. Accounting and audit costs in the 2015 fiscal year included significant tax return costs arising from the four taxation entities which combined in the RTO transaction. Consulting fees were a new cost centre in fiscal 2015 and represent the costs of a consulting contract which commenced in June 2015.

The losses per share in fiscal 2014 and fiscal 2015 are not very comparable. In the 2014 fiscal year the issued share capital of the pre-RTO Company was modest, reflecting its status as a recently incorporated start-up. The 2014 share capital was materially increased as a result of the RTO transaction. Management believes that in the 2014 and 2015 fiscal years it was too early in the life of the post-RTO company to draw meaningful inferences about administrative cost patterns going forward.

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

Liquidity and Capital Resources

In the near term, the Company plans to continue its mineral tenure and exploration programs on its Lewis Gold Project. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above. Subject to financing opportunities, which is a very significant caveat, the Company is planning to continue the drill program on the Lewis project currently under way as set out in our news releases of June 21, July 27 and November 10, 2016 and on February 21, 2017. The estimated budget for carrying on this program, including a provision for certain administrative overhead costs, is $2.3 million through the end of our third fiscal quarter at July 31, 2017. This amount approximates our cash position at the date of this report. However, it should be emphasized that those expenditures include approximately $1.9 million for completing the next six holes totaling 3600 meters at the Lewis Project. We are not contractually or otherwise committed to those expenditures and are in a position to curtail them – including significantly – if our assessment of the capital markets suggests that this would be prudent stewardship of our cash position. The Company will remain watchful about market conditions, and is prepared to alter its plans if evidence so leads it.

Based on our ability to alter project expenditures if required, we believe our working capital is sufficient for our present requirements.

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

The Company is dependent on the willingness in the capital markets to provide ongoing equity funding to the Company to advance its projects in a meaningful way. This willingness is characterized by a high level of uncertainty. An adverse reduction in such willingness could cause the Company‘s ability to maintain a satisfactory financial condition to deteriorate, and to diminish, perhaps in a highly adverse way, the Company’s ability to progress or maintain its activities.

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

Jonathan Awde

Mr. Awde is President and Chief Executive Officer of Gold Standard Ventures Corp. Mr. Awde has spent the last 12 years financing junior resource companies and has focused on institutional accounts. He has raised over $200 million for public and private companies in the resource sector. As a co-founder, President and CEO and a Director of Gold Standard Ventures, he oversees all financing, strategy, corporate activities and developments for that company. Mr. Awde received his B.A. in Economics & Finance from Acadia University and is a former sales and trading professional at a Canadian broker dealer.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company. He has been a Chartered Professional Accountant for over 40 years and has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 35 years.

B.	Compensation

During the year ended October 31, 2016, Battle Mountain paid or accrued salaries and benefits of $75,000 to Chet Idziszek, the Chief Executive Officer, and $101,050 to Ian Brown, the Chief Financial Officer, for management services, AUD $116,885 recorded as CAD$117,189 to Steven Garwin, a director of the Company, for exploration consulting services. During the 2016 fiscal year the Company granted stock options to the above persons as follows: an aggregate 600,000 options to acquire common shares for a five year term ending June 18, 2021 exercisable at the price of $0.60 were granted as to Mr. Idziszek 200,000; Mr. Brown 100,000; and Mr. Garwin 300,000; and on the same terms 625,000 options were granted to directors Jonathan Awde as to 350,000 and Larry Kornze as to 275,000. The Company has no arrangements to provide pension, retirement or similar benefits to its officers and directors.

C.	Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. Chet Idziszek has been a director of the Company since November 7, 1993, the Chief Executive Officer of the Company since April 23, 1997 and the Chairman of the Board of Directors of the Company since November 8, 1999 and the President of the Company since August 31, 2001. Steven Garwin and Larry Kornze have been directors of the Company since May 14, 2014. Jonathan Awde has been a director of the Company since June 15, 2016. Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Chet Idziszek, Steven Garwin and Larry Kornze. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the interim and audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company’s auditors, the Audit Committee shall convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.	Employees

During the fiscal years ended October 31, 2016, 2015 and 2014, the Company had three permanent employees, all of whom worked at the Company’s head office. Of the three employees, two worked in management roles and one in an administrative role. Mineral exploration work was carried out by contract staff.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of Options
	Common Shares	or Warrants	Beneficial
	Held at	Outstanding at	Percentage
Name	February 23, 2017	February 23, 2017	Ownership[1]	Exercise Price	Expiry Date

Jonathan Awde	Nil	350,000	0.58%	$0.60	Jun 2021
Ian Brown	Nil	300,000	0.50%	$0.25 to $0.60	Aug 2019 to Jun 2021
Steven Garwin	1,050,000	800,000	3.07%	$0.25 to $0.60	Jul 2017 to Jun 2021
Chet Idziszek	1,578,397	600,000	3.62%	$0.25 to $0.60	Aug 2019 to Jun 2021
Larry Kornze	50,000	500,000	0.91%	$0.25 to $0.60	Aug 2019 to Jun 2021
Total:	2,678,397	2,550,000	8.68%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 23, 2017, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 60,217,856 Common Shares outstanding as of February 23, 2017.

The Company has a rolling stock option plan (the “Plan”) that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company. As at the date hereof, there are 4,414,000 stock options outstanding and there are 1,607,786 shares reserved for issuance under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada (“Computershare”), as at January 31, 2017 Gold Standard Ventures Corp. (“GSV”) a public company listed on the New York Stock Exchange with a corporate head office in British Columbia, Canada, held 16,607,620 or 27.6% of the total 60,217,856 common shares of the Company issued and outstanding. GSV obtained its shares pursuant to a private placement transaction in May 2016, the exercise of warrants in September 2016 and the settlement of an obligation incurred by the Company pursuant to a royalty buydown negotiated in June 2016 and completed in September 2016. These transactions are set out in Note 6(a) to the financial statements included in this document as set out in Items 17 and 19 below.

To the best of the Company’s knowledge and belief, no other person holds 5% or more of the common shares of the Company issued and outstanding at the date of this report.

Also based on the records of Computershare, as at February 23, 2017 there were 60,217,856 common shares of the Company issued and outstanding. As at January 31, 2017 Computershare’s records show there were 192 registered holders of the Company’s common shares resident in the United States, holding an aggregate 9,294,328 common shares, (including 4,732,402 shares held by Cede & Co., a depository agent). This number represents 15.43 % of the total issued and outstanding common shares of the Company as at January 31, 2017.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended October 31, 2016, or proposed material transactions between the Company or any of its subsidiaries and:

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

WITH THE EXCEPTIONS THAT:

(i) In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent a total of $60,000. In March 2016, the Company borrowed an additional $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans were unsecured, bore simple interest at 6% per annum, and were due on demand. During the year ended October 31, 2016, the entire loan balances totaling $150,000 plus accrued interest were paid in full to the lenders.

(ii) In May 2016, the Company entered into a share subscription agreement with Gold Standard Ventures (“GSV”), at that time an arm’s length party to the Company, whereby GSV became a 19.9% shareholder and therefore became a related party to the Company. GSV was also issued warrants which, if exercised, would lead to GSV becoming an approximate 27% shareholder, deemed by the policies of the Exchange to be a “new control person” as defined in those policies. The share subscription was effected in May 2016, and in due course, as set out in item (iii) immediately following, GSV exercised its warrants.

(iii) In June and August 2016, the Company and Gold Standard Ventures (“GSV”) entered into an agreement with Clover Nevada LLC (“CN”), the holder of the royalty on the Lewis Gold Project, to reduce the royalty from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty. GSV, on behalf of the Company, paid CN US$1,850,000 to reduce the royalty and the Company agreed to repay GSV $2,355,235 (agreed equivalent to US$1,850,000). GSV exercised 5,240,717 Company warrants it held pursuant to a previous private placement, entered into when GSV was at arm’s length to the Company, for proceeds of $1,939,065 which were used by the Company to repay GSV. The Company settled the remaining $416,170 by issuing to GSV 885,468 common shares with a value of $752,648 resulting in a loss on settlement of $336,478. This transaction had been contemplated and agreed to on a pro forma basis as part of the share subscription agreement described in item (ii) preceding. The transaction was effected in September 2016; increases in the fair value of the Company’s shares between June and September gave rise to the loss on settlement set out above.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the Consolidated Financial Statements for the Company for the Fiscal Years ended October 31, 2016 and 2015 which contain an Independent Auditor’s Report dated February 27, 2017, Consolidated Statements of Financial Position as at October 31, 2016, 2015 and 2014, Consolidated Statements of Loss and Comprehensive Loss for the Fiscal Years Ended October 31, 2016, 2015 and 2014, Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended October 31, 2016, 2015 and 2014, Consolidated Statements of Cash Flows for the Fiscal Years Ended October 31, 2016, 2015 and 2014, and Notes to the Consolidated Financial Statements.

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

The common shares of the Company on a post-RTO basis commenced trading on the TSX Venture Exchange (the “Exchange”) on May 14, 2014. The high and low sale price history of the common shares of the Company on the Exchange is as follows.

	High	Low
Fiscal Year 2016-2017
February 1 to 23, 2017	$0.52	$0.30
January 2017	$0.38	$0.30
December 2016	$0.48	$0.31
November 2016	$0.64	$0.31
First Quarter to January 31, 2017	$0.64	$0.30
Fiscal Year 2015-2016
October 2016	$0.78	$0.56
September 2016	$0.95	$0.67
Fourth Quarter to October 31, 2016	$0.95	$0.56
Third Quarter to July 31, 2016	$0.68	$0.44
Second Quarter to April 30, 2016	$0.50	$0.12
First Quarter to January 31, 2016	$0.16	$0.09
Fiscal Year 2014-2015
Fourth Quarter to October 31, 2015	$0.17	$0.11
Third Quarter to July 31, 2015	$0.22	$0.12
Second Quarter to April 30, 2015	$0.15	$0.07
First Quarter to January 31, 2015	$0.18	$0.07
Most recent full financial years
Year ended October 31, 2016	$0.95	$0.09
Year ended October 31, 2015	$0.18	$0.07
May 14 to October 31, 2014 Note 1	$0.36	$0.10

The recent closing price of the Company's common shares on the TSX Venture Exchange as of February 23, 2017 was $0.31.

Note 1. For the 2014 financial year trading is reported from May 14, 2014 the date the RTO was effected.

The high and low sale price history of the common shares of the Company on the Over the Counter Pink Sheet market or the Over the Counter Bulletin Board market (“OTC”) is as follows:

	High	Low
Fiscal Year 2016-2017
February 1 to 23, 2017	US$0.4006	US$0.2290
January 2017	US$0.2870	US$0.2300
December 2016	US$0.3627	US$0.2333
November 2016	US$0.4818	US$0.2479
First Quarter to January 31, 2016	US$0.4818	US$0.2300
Fiscal Year 2015-2016
October 2016	US$0.5556	US$0.4280
September 2016	US$0.7311	US$0.5320
Fourth Quarter to October 31, 2016	US$0.7311	US$0.4200
Third Quarter to July 31, 2016	US$0.5211	US$0.3919
Second Quarter to April 30, 2016	US$0.4204	US$0.0943
First Quarter to January 31, 2016	US$0.1234	US$0.0610
Fiscal Year 2014-2015
Fourth Quarter to October 31, 2015	US$0.1257	US$0.0850
Third Quarter to July 31, 2015	US$0.1606	US$0.1133
Second Quarter to April 30, 2015	US$0.1272	US$0.0620
First Quarter to January 31, 2015	US$0.1287	US$0.0590
Most recent full financial years
Year ended October 31, 2016	US$0.7311	US$0.0610
Year ended October 31, 2015	US$0.1606	US$0.0590
May 14 to October 31, 2014 Note 1	US$0.2847	US$0.1064

The common shares of the Company ceased trading on the OTCQB on February 27, 2015 and commenced trading on the OTC Pink Sheet market on March 2, 2015.

The recent closing price of the Company's common shares on the OTC-Pink Sheet market as of February 23, 2017 was US$0.246.

Note 1. For the 2014 financial year trading is reported from May 14, 2014 the date the RTO was effected.

B.	Plan of Distribution

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its principal subsidiaries is a party, for the approximate two year period February 1, 2015 to the date of publication of this annual report.

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

Loan Agreement dated December 9, 2015 between the Company and David Elliott, an arm’s length party, for the advance of loan funds of $50,000 by Elliott to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

Loan Agreement dated December 14, 2015 between the Company and Ian Brown, who is a senior officer of the Company, for the advance of loan funds of $10,000 by Brown to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

Loan Agreement dated March 23, 2016 between the Company and Chet Idziszek, who is a senior officer of the Company, for the advance of loan funds of $20,000 by Idziszek to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

Loan Agreement dated March 23, 2016 between the Company and David Elliott, an arm’s length party, for the advance of loan funds of $20,000 by Elliott to the Company bearing simple annual interest of six percent, unsecured, repayable on demand provided that the Company shall have raised new equity of at least $400,000 before repayment shall be sought.

Each of the five loan agreements above described were repaid in full including interest during the fiscal year ended October 31, 2016.

Share subscription agreement dated May 6, 2016 between the Company and Gold Standard Ventures Corp. (“GSV”) whereby GSV subscribed for 10,481,435 units of the Company’s common shares, each unit containing one-half a share purchase warrant (5,240,717 warrants in total) thereby becoming a 19.9% shareholder in the Company, with the provision, providing certain regulatory conditions were met, to exercise the warrants and thereby become a 28.2% shareholder. (This warrant exercise subsequently occurred.) Among numerous other matters, the subscription agreement provided for GSV to obtain one seat on the Company’s Board of Directors and two of four positions on the technical committee overseeing work on the Lewis Gold Project. The agreement also provided that GSV would vote its shares in favour of the Company’s management recommendations at shareholder meetings of the Company for a period of 18 months ending November 6, 2017 and to provide certain notices of any intent to the Company if GSV intended to sell more than two percent of the Company’s then issued and outstanding common shares in any 15 day period.

Royalty reduction agreement dated August 17, 2016 between the Company, GSV, Clover Nevada LLC (“Clover”) et alia whereby GSV paid Clover USD $1,850,000 (translated as CAD $2,355,235) on the Company’s behalf to reduce the royalty burden on the Lewis Gold Project and the Company agreed to settle the amount by 1) accepting the conversion of certain warrants issued to GSV pursuant to the share subscription agreement set out above with a value of $1,939,065 and 2) issuing 885,468 of its commons shares to settle the additional amount of $416,170. The royalty was reduced from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty. In addition, the Company and GSV have the right to further reduce the royalty from 3.5% to 2.5% for an additional payment of USD $2,150,000 by August 2018 with an option to extend that date to August 2019 upon an additional payment of USD $250,000.

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

At the end of the period covered by this report, the fiscal year ended October 31, 2016, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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

Based on this assessment, the CEO and CFO have determined that the Company’s internal control over financial reporting was not effective as at October 31, 2016, at a reasonable assurance level, to ensure that material information regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In connection with this assessment, management identified the following material weaknesses in the Company’s internal control over financial reporting:

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

The above described material weakness is unchanged from that reported in our prior year Form 20F. The Company believes it is not practicable to remedy the weakness, due to the limited number of permanent employees. The above identified material weaknesses have been disclosed to the Company’s audit committee and to its auditors.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that it does not have an audit committee financial expert serving on its audit committee. The Company is a very small entity with four directors, none of whom has a professional financial background. Its audit committee comprises three of the directors, each of whom is a geological professional. It is not reasonable that the board of directors necessarily include a person with the expertise set out in Item 16A(b) of Form 20-F. The Company instead relies on the expertise in these matters possessed by its Chief Financial Officer, who is a Certified Professional Accountant.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Company’s Code of Ethics is available at the Company’s website at www.battlemtngold.com at the tab “Investor Info”.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in the fiscal year ended October 31, 2016 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$32,000	73%
Audit-related fees	-	-
Tax fees	$12,000	27%
All other fees	-	-
Total fees	$44,000	100%

The aggregate fees billed in the fiscal year ended October 31, 2015 by Davidson & Company, the Company’s principal accountants are:

Type of Fees	Amount Paid	Percentage of Services
Audit fees	$35,700	68%
Audit-related fees	-	-
Tax fees	$16,950	32%
All other fees	-	-
Total fees	$52,650	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	- Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.
Audit-related fees	- Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.
Tax fees	- Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	- Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended October 31, 2016, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended October 31, 2016, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars versus U.S. dollars, see Item 3A of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*1.E	Certificate of British Columbia Registrar of Companies as to the change of name to Battle Mountain Gold Inc. dated May 14, 2014
*2.A.	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*4.R.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
*4.S	Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture.
*4.T	Extension Agreement dated October 23, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to item 4.S above by six months, from October 13, 2014 to April 13, 2015.
*4.U	Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further six months, from April 13, 2015 to October 13, 2015.
*4.V	Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.

*4.W (1-4)	Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J. G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.
*4.X	Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of $50,000 by Elliott to the Company.
*4.Y	Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a director, for the advance of $50,000 to the Company.
*4.Z	Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further 18 months, from October 13, 2015 to April 13, 2017.
*4.AA	Loan Agreement dated December 8, 2015 between the Company and Chet Idziszek, a senior officer, for the advance of $50,000 to the Company.
*4.BB	Loan Agreement dated December 9, 2015 between the Company and David Elliott for the advance of $50,000 to the Company.
*4.CC	Loan Agreement dated December14, 2015 between the Company and Ian Brown, a senior officer, for the advance of $10,000 to the Company.
4.DD	Loan Agreement dated March 23, 2016 between the Company and Chet Idziszek, a senior officer, for the advance of $20,000 to the Company.	E-682
4.EE	Loan Agreement dated March 23, 2016 between the Company and David Elliott for the advance of $20,000 to the Company.	E-683
4.FF	Subscription Agreement dated May 6, 2016 between the Company and Gold Standard Ventures Corp.(“GSV”) for the private placement of 10,481,435 units of the Company’s common share capital.	E-684
4.GG	Royalty Reduction Agreement dated August 17, 2016 between the Company, GSV, Clover Nevada LLC (“Clover”) and other parties for the reduction of a royalty on mineral production from the Lewis Gold Project held by Clover.	E-713
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 27th day of February, 2017

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.

*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Collingwood Energy Inc. dated August 20, 1979
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Collins Resources Ltd., dated July 17, 1984
*1.C.	Certificate of British Columbia Registrar of Companies at to the change of name to Madison Enterprises Corp., dated June 25, 1992
*1.D.	Articles of the Company
*1.E	Certificate of British Columbia Registrar of Companies as to the change of name to Battle Mountain Gold Inc. dated May 14, 2014
*2.A.	Shareholder Rights Plan Agreement dated March 5, 2008, between Madison Minerals Inc. and Pacific Corporate Trust Company (now Computershare Investor Services Inc.)
*4.H.	Exploration and Option to Purchase Agreement dated June 1, 2002 between the Company, F.W. Lewis, Inc. and Great American Minerals Exploration LLC
*4.I.	Joint Venture Letter Agreement dated May 23, 2002 between the Company and Great American Minerals Exploration LLC
*4.L	Joint Venture Agreement dated March 29, 2006 between the Company and Great American Minerals, Inc.
*4.P	Madison Minerals Inc. Stock Option Plan dated April 9, 2008
*4.Q	Madison Minerals Inc. Share Compensation Plan dated April 9, 2008
*4.R.	Madison Minerals Inc. Stock Option Plan dated April 9, 2008 (amended March 1, 2011)
*4.S	Option Agreement dated March 13, 2013 among Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc. (“BMG US”) and Great American Minerals Inc. (“GAM”) for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture.
*4.T	Extension Agreement dated October 13, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to Nevada Royalty Corp. (“NRC”) (formerly GAM) pursuant to item 4.S above by six months, from October 13, 2014 to April 13, 2015.
*4.U	Extension Agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further six months, from April 13, 2015 to October 13, 2015.
*4.V	Share Exchange Agreement dated March 13, 2014 among Madison Minerals Inc., Battle Mountain Gold Inc. and certain securityholders of Battle Mountain Gold Inc. providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc.; and (f) a change in the Board of Directors of the Resulting Issuer.
*4.W (1-4)	Four (4) Forgiveness of Debt and Shares for Debt Agreements dated March 13, 2014 between the Company and Chet Idziszek in the first instance, Vivian Danielson in the second instance, Robert Sibthorpe in the third instance, and J. G. Stewart Holdings Ltd. in the fourth instance, providing for the settlement of a total indebtedness of $385,230 as follows: to be forgiven, $192,615; to be settled by the issue of pre-acquisition shares of the Company, $96,307; to be settled in cash $96,308.
*4.X	Loan Agreement dated September 22, 2014 between the Company and David Elliott for the advance of $50,000 to the Company.
*4.Y	Loan Agreement dated September 22, 2014 between the Company and Chet Idziszek, a senior officer, for the advance of $50,000 to the Company.
*4.Z	Extension Agreement dated March 23, 2015 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, Battle Mountain Gold Inc. or BMG US to NRC pursuant to item 4.S above by a further 18 months, from October 13, 2015 to April 13, 2017.
*4.AA	Loan Agreement dated December 8, 2015 between the Company and Chet Idziszek, a senior officer, for the advance of $50,000 to the Company.
*4.BB	Loan Agreement dated December 9, 2015 between the Company and David Elliott for the advance of $50,000 to the Company.
*4.CC	Loan Agreement dated December14, 2015 between the Company and Ian Brown, a senior officer, for the advance of $10,000 to the Company.
4.DD	Loan Agreement dated March 23, 2016 between the Company and Chet Idziszek, a senior officer, for the advance of $20,000 to the Company.	E-682
4.EE	Loan Agreement dated March 23, 2016 between the Company and David Elliott for the advance of $20,000 to the Company.	E-683
4.FF	Subscription Agreement dated May 6, 2016 between the Company and Gold Standard Ventures Corp.(“GSV”) for the private placement of 10,481,435 units of the Company’s common share capital.	E-684
4.GG	Royalty Reduction Agreement dated August 17, 2016 between the Company, GSV, Clover Nevada LLC (“Clover”) and other parties for the reduction of a royalty on mineral production from the Lewis Gold Project held by Clover.	E-713
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)	E-12.2
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.1
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29250).

Battle Mountain Gold Inc.

Consolidated Financial Statements

October 31, 2016

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as of October 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended October 31, 2016, 2015, and 2014 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2016 and 2015 and its financial performance and its cash flows for the years ended October 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada February 27, 2017	Chartered Professional Accountants

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,
	2016	2015

ASSETS

Current Assets
Cash	$3,469,162	$96,529
Marketable securities	578	578
Prepaids	24,256	24,017
Receivables (Note 3 and 8)	30,778	12,220

Total current assets	3,524,774	133,344

Non-Current Assets
Reclamation bond (Note 4)	27,932	-
Exploration and evaluation assets (Note 4)	7,525,158	3,329,753

Total Assets	$11,077,864	$3,463,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5 and 8)	$409,522	$101,685

Total current liabilities	409,522	101,685

Shareholders’ Equity
Share capital (Note 6)	12,706,649	4,400,474
Share-based payment reserves (Note 6)	1,442,403	417,485
Accumulated other comprehensive income	1,979	1,979
Deficit	(3,482,689)	(1,458,526)

Total shareholders’ equity	10,668,342	3,361,412

Total Liabilities and Shareholders’ Equity	$11,077,864	$3,463,097

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

These consolidated financial statements are authorized for issue by the Board of Directors on February 27, 2016

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014

EXPENSES
Accounting and audit	$64,641	$82,147	$66,903
Consulting	205,388	46,963	-
Filing fees	38,220	35,980	63,444
Insurance	20,938	18,359	7,533
Interest	3,095	4,488	687
Legal fees	20,616	33,141	34,664
Office and rent	32,454	20,427	22,551
Public relations	14,284	16,684	7,385
Salaries and benefits (Note 8)	258,898	175,463	110,642
Share-based payments (Note 6 and 8)	1,024,918	102,774	301,011
Travel	15,276	14,566	6,593
	(1,698,728)	(550,992)	(621,413)

OTHER INCOME (EXPENSES)
Loss on royalty buydown (Note 4)	(336,478)	-	-
Foreign exchange gain (loss)	(9,399)	1,681	8,612
Interest earned	20,442	59	2,771
Write-down exploration assets	-	-	(50,000)
Gain on forgiveness of payable	-	-	33,367

Loss for the year	(2,024,163)	(549,252)	(626,663)

Other comprehensive loss
Unrealized loss on marketable securities	-	(1,156)	(1,734)

Total comprehensive loss	$(2,024,163)	$(550,408)	$(628,397)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	45,079,146	30,902,001	18,681,467

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital	Warrants	Share-based payment reserves	Accumulated other comprehensive income (loss)	Deficit	Total
	Number of Shares	Amount

Balance at October 31, 2013	6,400,000	$621,252	$-	$-	$4,869	$(282,611)	$378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	-	-	-	-	790,000
Shares issued for finders fee	270,000	-	-	-	-	-	-
Shares of Madision at the RTO date	11,041,396	1,766,622	-	-	-	-	1,766,622
Warrants fair value	-		13,700	-	-	-	13,700
Share-based payments	-	-	-	301,011	-		301,011
Loss for the year	-	-	-	-	-	(626,663)	(626,663)
Other comprehensive loss for the year	-	-	-	-	(1,734)	-	(1,734)
Balance at October 31, 2014	26,461,396	3,262,874	13,700	301,011	3,135	(909,274)	2,671,446
Shares issued for exploration and evaluation assets	1,000,000	132,500	-	-	-	-	132,500
Shares issued for cash	8,575,000	1,007,500	-	-	-	-	1,007,500
Share issue costs	-	(2,400)	-	-	-	-	(2,400)
Shares issued as finders' fee	152,700	-	-		-	-	-
Fair value warrants expired	-	-	(13,700)	13,700	-	-	-
Share-based payments	-	-	-	102,774	-	-	102,774
Loss for the year	-	-	-	-	-	(549,252)	(549,252)
Other comprehensive loss for the year	-	-	-	-	(1,156)	-	(1,156)
Balance at October 31, 2015	36,189,096	4,400,474	-	417,485	1,979	(1,458,526)	3,361,412
Shares issued for exploration and evaluation assets	-	-	-	-	-	-	-
Shares issued for cash	16,481,435	5,768,502	-	-	-	-	5,768,502
Share issue costs	-	(187,450)	-	-	-	-	(187,450)
Shares issued as finder's fee	-	-	-	-	-	-	-
Fair value of warrants expired	-	-	-	-	-	-	-
Shares issued for royalty buydown	885,468	752,648	-	-	-	-	752,648
Shares issued for warrants exercised	5,374,357	1,972,475	-	-	-	-	1,972,475
Share-based payments	-	-	-	1,024,918	-	-	1,024,918
Loss for the year	-	-	-	-	-	(2,024,163)	(2,024,163)
Balance at October 31, 2016	58,930,356	$12,706,649	$-	$1,442,403	$1,979	$(3,482,689)	$10,668,342

BATTLE MOUNTAIN GOLD INC.
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,024,163)	$(549,252)	$(626,663)
Items not affecting cash:
Interest expense	-	-	510
Gain on forgiveness of payable	-	-	(33,367)
Write off exploration and evaluation assets	-	-	50,000
Share-based payments	1,024,918	102,774	301,011
Loss on royalty buydown	336,478	-	-

Changes in non-cash working capital items:
Prepaids and receivables	(18,797)	12,087	(40,080)
Trade and other payables	13,952	(29,771)	(179,305)

Net cash used in operating activities	(667,612	(464,162)	(527,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,546,285	(429,202)	(471,319)
Acquisition of subsidiary	-	-	(59,077)
Advance to contractor	-	-	(11,200)
Reclamation bond	(27,932)	-	-

Net cash used in investing activities	(1,574,217	(429,202)	(541,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	5,801,912	1,007,500	790,000
Share issuance costs	(187,450)	(2,400)	(18,748)
Loans from related parties (Note 8(c))	150,000	-	100,000
Repayment of loans from related parties (Note 8(c))	(150,000)	(100,510)	(22,744)

Net cash provided by financing activities	5,614,462	904,590	848,508

Change in cash	3,372,633	11,226	(220,982)
Cash, beginning of year	96,529	85,303	306,285

Cash, end of year	$3,469,162	$96,529	85,303

Cash paid for interest	$3,095	$4,488	$177
Cash paid for tax	$-	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$325,000	$31,114	$40,345
Shares issued as finder’s fees	$-	$16,350	$27,000
Shares issued for acquisition of exploration and evaluation assets	$-	$132,500	$50,000
Shares issued for royalty buydown (Note 6(a)(iii))
On exercise of warrants	$1,939,065	$-	$-
Other (Note 4 (a)(i))	$752,648	$-	$-

Exploration advances reclassified as exploration and evaluation assets	$-	$11,200	$-
Unrealized loss on marketable securities through AOCI	$-	$1,156	$1,734

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

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At October 31, 2016, the Company had cash of $3,469,162 and working capital of $3,115,252. Management believes that the Company has sufficient financial resources to maintain its operations and activities for the upcoming fiscal year.

On May 14, 2014, the Company completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which BMG shareholders transferred all their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG shareholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefore, constituted a Reverse Takeover (the “RTO”) under the policies of the Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have ben acquired by BMG (Note 11). These consolidated financial statements include the results of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

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
For the Years Ended October 31, 2016 and 2015

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

Cash, receivables and reclamation bond are classified as loans and receivables.

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

Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables.

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
For the Years Ended October 31, 2016 and 2015

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

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined and a development decision has been made, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

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

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share purchase warrants and options are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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
For the Years Ended October 31, 2016 and 2015

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
For the Years Ended October 31, 2016 and 2015

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

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s principal critical accounting judgment is the determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated and a development decision is made, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2016, management determined that no reclassification of exploration and evaluation assets was required.

(p)	New Accounting Standards Not Yet Adopted

Three new accounting standards have been published that are not yet in effect, unless early adopted, for the reporting period ended October 31, 2016. Management has decided against early adoption of any of these standards.

IFRS 9 – Financial Instruments

This standard and its consequential amendments are to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. Because the Company is not exposed to significant financial instrument related accounting processes, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

IFRS 15 – Revenue from Contracts with Customers

This standard is to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard specifies the accounting treatment for all revenue arising from contracts with customers unless the contracts are in the scope of other IFRSs. Because the Company does not at its current stage of activity enter into contracts to provide goods or services to customers, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

IFRS 16 – Leases

This standard is to be adopted effective for reporting periods beginning on or after January 1, 2019. Among other matters, this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. Because leases constitute an insignificant portion of the Company’s activities, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

3. RECEIVABLES

	October 31, 2016	October 31, 2015
Goods and services tax recoverable	$8,166	$1,445
Other receivables	22,612	10,775
Receivables	$30,778	$12,220

4. EXPLORATION AND EVALUATION ASSETS

a) Lewis Gold Project

(i) Interest of BMG Mining Inc. (“BMG”)

BMG entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation (“NRC”) for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

To exercise this option, the Company must make cash payments and issue common shares to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 common shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000 *

* At the sole discretion and option of the Company, this payment of $1,550,000 may be made in either cash or in common shares of the Company, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

(ii) Interest of the former Madison Minerals Inc. (“Madison”)

Pursuant to a series of agreements dating from 2002, the Company through Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.

(iii) Royalty provisions

The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208.

In June and August 2016, the Company and Gold Standard Ventures (“GSV”), a significant shareholder of the Company (Note 6), entered into an agreement with Clover Nevada LLC (“CN”), the holder of the royalty on the Lewis Gold Project, to reduce the royalty from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty. GSV, on behalf of the Company, paid CN US$1,850,000 to reduce the royalty and the Company agreed to repay GSV $2,355,235 (agreed equivalent to US$1,850,000). GSV exercised 5,240,717 Company warrants it held (Note 6) for proceeds of $1,939,065 which were used by the Company to repay GSV. The Company settled the remaining $416,170 by issuing to GSV 885,468 common shares with a value of $752,648 resulting in a loss on settlement of $336,478. In addition, the Company and GSV have the right to further reduce the royalty from 3.5% to 2.5% for

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

4. EXPLORATION AND EVALUATION ASSETS (continued)

an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.

(iv) Reclamation bond

During the year ended October 31, 2016, the Company established a reclamation bond of $27,932 (US$20,000).

b) Summary of costs

		Total

Balance at October 31, 2014		$2,766,082
Acquisition costs
Shares issued		132,500
Exploration costs
Claim maintenance		164,618
Field costs
Assays and storage	35,565
Geology	201,385
Geophysics	7,631
Travel and accommodation	17,688
Other	4,284	266,553

Total costs		$563,671

Balance at October 31, 2015		$3,329,753

Acquisition costs
Royalty buydown		2,355,235
Exploration costs
Claim maintenance		221,396
Field costs
Advance	79,360
Assays and storage	186,473
Computing and databases	84,363
Drilling	633,009
Geology	456,714
Geophysics	78,188
Travel and accommodation	62,065
Other	38,602	1,618,774

Total costs		4,195,405

Balance at October 31, 2016		$7,525,158

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

5. TRADE AND OTHER PAYABLES

	October 31,	October 31,
	2016	2015
Trade accounts payable	$354,076	$62,966
Accrued payables	55,446	38,719
Trade and other payables	$409,522	$101,685

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: 58,930,356 common shares.

On November 12, 2013, the Company issued 3,200,000 common shares at a cash price of $0.10 per share for gross proceeds of $320,000 of which $35,000 had been received during the year ended October 31, 2013.

On February 28, 2014, the Company issued 5,050,000 common shares at a cash price of $0.10 per share for gross proceeds of $505,000. A further 270,000 shares with a fair value of $27,000 were issued as finders’ fees in relation to the issuance.

On February 28, 2014, the Company issued 500,000 common shares at a fair value of $0.10 per share for the termination of the Plumas Mine Property Agreement.

On May 14, 2014, the Company issued 11,041,386 common shares at a fair value of $0.16 per share in exchange for 44,165,547 shares of Madison Minerals Inc., consolidated on a one new share for four old shares basis, pursuant to the RTO.

On December 17, 2014, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 17, 2016. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement recorded at a total fair value of $10,950.

On December 23, 2014, the Company closed a further non-brokered private placement of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 23, 2016. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

On March 23, 2015, the Company issued 500,000 common shares at a fair value of $62,500 pursuant to its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4 (a) (i).

On July 17, 2015, the Company closed a non-brokered private placement of 6,000,000 units at the price of $0.125 per unit for gross cash proceeds of $750,000. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at the price of $0.25 per share until the expiry date July 17, 2017. The Company also issued 43,200 finder’s fee units at a fair value of $5,400. These finder’s fee units have the same terms as the private placement units.

On October 7, 2015, the Company issued a further 500,000 common shares at a fair value of $70,000 pursuant to its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4 (a) (i). Pursuant to the terms, an amount of $50,000 was credited to the final option payment due, as extended, on or before April 13, 2017.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

6. SHARE CAPITAL (continued)

On May 6, 2016, the Company closed a non-brokered private placement of shares and units for total gross proceeds of $5,768,502. The Company issued 6,000,000 shares to six subscribers and 10,481,435 units to GSV all priced at $0.35 per share or unit. Each unit had one-half a share purchase warrant exercisable at the price of $0.37 per share for a two-year term ending May 6, 2018. A total of 5,240,717 warrants were issued. Finders’ fees totaling $105,000 were paid in respect of the placement of 6,000,000 shares, and other share issuance costs totaled $82,450.

In September 2016, 5,240,717 warrants held by GSV were exercised into 5,240,717 common shares for proceeds of $1,939,065. In addition, the Company issued 885,468 common shares at a value of $752,648 to GSV to settle $416,170 owing to GSV (Note 4). As a result of the share issuances to GSV in May and September 2016 described above, GSV became a 28.2% shareholder of the Company.

During the year ended October 31, 2016 133,640 warrants were exercised for cash proceeds of $33,410.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	0.13	December 17, 2016
287,500	$0.20	0.15	December 23, 2016
2,887,960	$0.25	0.72	July 17, 2017
2,000,000	$0.15	1.39	March 21, 2018
6,175,460

(See Note 12)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise
		Price

Outstanding at October 31, 2013	2,000,000	$0.15
Issued	250,000	0.64

Outstanding at October 31, 2014	2,250,000	0.20
Issued	4,309,100	0.24
Expired or cancelled	(250,000)	0.64

Outstanding at October 31, 2015	6,309,100	0.21
Issued	5,240,717	0.37
Exercised	(5,374,357)	0.37

Outstanding at October 31, 2016	6,175,460	$0.21

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term. As of October 31, 2014, this set of warrants had a remaining life of 0.45 years. The warrants had a fair value of $13,700 allocated to the RTO (Note 11). This fair value was calculated using the Black-Scholes option pricing model, using the following assumptions: risk free interest rate – 0.998%, expected life – 0.92 years, expected volatility – 182.50%, expected forfeiture – nil% and expected dividends – nil.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

6. SHARE CAPITAL (continued)

c) Stock options

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

On June 18, 2016, the Company made grants of incentive stock options exercisable in respect of a total of 1,954,000 shares at the price of $0.60 per share for a five-year term ending June 18, 2021. Of these grants, 1,225,000 were to directors and senior officers.

At October 31, 2016, the Company had options for the acquisition of up to 4,214,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
1,954,000	$0.60	June 18, 2021
4,214,000

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at October 31, 2013	-	-
Granted	1,550,000	$0.25
Outstanding at October 31, 2014	1,550,000	0.25
Granted	710,000	0.15
Outstanding at October 31, 2015	2,260,000	0.22
Granted	1,954,000	0.60
Outstanding and exercisable at October 31, 2016	4,214,000	$0.40

During the year ended October 31, 2016, the Company granted 1,954,000 options (2015 – 710,000; 2014 – 1,550,000) with a weighted average fair value of $0.52 per option (2015 - $0.14; 2014 - $0.19). The fair value of the options granted of $1,024,918 (2015 - $102,774; 2014 - $301,011) has been recognized as share-based payments expense.

The fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	October 31, 2016	October 31, 2015	October 31, 2014
Risk free interest rate	0.59%	0.99%	1.47%
Expected life of options	5 years	5 years	5 years
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	136%	132%	127%

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

6. SHARE CAPITAL (continued)

(d) Escrow conditions

As a component of the reverse takeover transaction completed in May 2014 the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At October 31, 2016 escrow conditions continued in effect for 788,520 common shares (2015 – 1,262,040 shares).

7. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at October 31, 2016 the Company had working capital of $3,115,252 (October 31, 2015 - $31,659). Management believes that the Company has sufficient financial resources to meet its obligations as they come due.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk. At October 31, 2016, the Company had U.S. dollar denominated current assets of U.S. $6,599 (October 31, 2015 - $55,000). At October 31, 2016, the Company had U.S. dollar denominated current liabilities of U.S. $242,818 (October 31, 2015 - $12,758). Accordingly, a 10% change in the foreign exchange rate would result in a $34,488 credit or charge to operations.

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

The fair value of marketable securities is measured using Level 1 of the fair value hierarchy. The carrying value of cash, receivables, and trade and other payables approximates their fair value because of the short-term nature of the instruments.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

8. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the year ended October 31, 2016, 2015 and 2014, the Company paid or accrued the following:

	October 31, 2016	October 31, 2015	October 31, 2014

Director fees [1]	$-	$4,500	$10,000
Geological consulting [2]	117,189	62,682	43,863
Share-based payments	642,541	-	247,606
Senior officers [1]	176,050	122,500	44,700

	$935,780	$189,682	$346,169

1 Charged to salaries and benefits
2 Included in geology costs of $456,174 (2015 - $201,385; 2014 - $291,854) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in trade and other payables is $23,247 (October 31, 2015 – $24,279) due to related parties. Included in receivables is $5,572 (2015 – $10,775) due from a related company.

(c) Loans from Related Parties

In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent a total of $60,000. In March 2016, the Company borrowed an additional $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans were unsecured, bore simple interest at 6% per annum, and were due on demand. During the year ended October 31, 2016, the entire loan balances totaling $150,000 plus accrued interest were paid in full to the lenders.

On September 22, 2014, the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans were unsecured, bore interest at 6% and were due on demand. During the year ended October 31, 2015, the Company repaid the two loans with applicable interest, including $50,000 in principal and $2,499 in interest to both lenders.

During the year ended October 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison (Note 11), who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on this loan was repaid in full in June 2014 together with interest earned of $296.

Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307 was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the fair value of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 6(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended October 31	2015	2015	2014
Loss before income taxes	$(2,024,163)	$(549,252)	$(626,663)
Statutory tax rate	26%	26%	26%
Income tax recovery	(525,000)	(143,000)	(163,000)
Non-deductible items	354,000	27,000	76,000
Effects of tax rate change and rate difference in other
jurisdiction	2,000	34,000	(94,000)
Impact of reverse takeover	-	-	669,000
Change to prior years provision versus statutory return	304,000	218,000	759,000
Change in unrecognized deductible temporary differences	(82,000)	(136,000)	(1,247,000)
Share-issuance cost	(49,000)
Total income tax expense	$-	$-	$-

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	October 31, 2016	Expiry dates	October 31, 2015
Exploration and evaluation assets	$2,681,220	No expiry date	$3,100,000
Non-capital losses available for future periods	11,185,780	2016 – 2036	10,942,000
Share-issuance costs	180,000	2036 – 2039	42,000
Property and equipment	278,000	No expiry date	278,000
Other	57,000	No expiry date	57,000

10. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the year ended October 31, 2016.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

11. REVERSE TAKEOVER TRANSACTION

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

The purchase price was allocated to the net assets acquired as follows:

$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)

Net assets acquired	1,847,322

11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000

Total consideration	1,847,322

12. SUBSEQUENT EVENTS

a)	A total of 1,287,500 warrants with an exercise price of $0.20 were exercised for cash proceeds of $257,500.

b)	In December 2016, the Company made its annual advance payment for the 2016-2017 royalty year of $109,662 (US$84,033) (Note 4(a)(iii)).